PROSPECTUS
                                ----------------
                          INFORMATION STATEMENT FOR THE
                    JOINT SPECIAL MEETING OF SHAREHOLDERS OF
                       COMPUTER GRAPHICS OF ARIZONA, INC.
                          CG MARKETING OF ARIZONA, INC.
                             ENSTECH RESOURCES, INC.
                        NORMAN, RILEY & ASSOCIATES, INC.
                                  VI-TECH, INC.
                           TO BE HELD ON MAY 28, 1999
                                ----------------

This information statement of Computer Graphics of Arizona, Inc., CG Marketing of Arizona, Inc., Enstech Resources, Inc., Norman, Riley & Associates, Inc. and Vi-Tech, Inc. is for use in connection with the joint special meeting of shareholders of these five companies. These shareholders are being asked to approve and adopt the mergers described in this document.

If the shareholders approve the mergers, the shareholders of Computer Graphics, CG Marketing, Enstech, Norman Riley and Vi-Tech will be entitled to receive, in the aggregate, 2,000,000 shares of Acxiom common stock; provided, that this number of shares will be adjusted so that the aggregate value, based on the average market price of Acxiom shares for the 15 trading days ending two business days prior to the closing of the mergers, of shares received is between $43.0 million and $46.2 million. A more detailed discussion of the exchange ratio that will constitute the number of shares of Acxiom common stock that each shareholder of each acquired company will receive on consummation of the mergers is on pages 2 and 18.

This information statement also constitutes the prospectus of Acxiom with respect to the number of shares of Acxiom common stock to be issued in connection with the proposed mergers as provided above. Acxiom common stock is traded on the Nasdaq National Market System under the symbol "ACXM."

A discussion of the risk factors  associated with this offering  appears at page
8.

This information statement/prospectus is first being mailed to the shareholders on May 14, 1999.

                                ----------------

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the
accuracy   or   adequacy   of   this   information  statement/prospectus.   Any
representation to the contrary is a criminal offense.

     The date of this information statement/prospectus is May 14, 1999.

                       COMPUTER GRAPHICS OF ARIZONA, INC.
                          CG MARKETING OF ARIZONA, INC.
                             ENSTECH RESOURCES, INC.
                        NORMAN, RILEY & ASSOCIATES, INC.
                                  VI-TECH, INC.
                               19621 N. 23RD DRIVE
                             PHOENIX, ARIZONA 85027

               NOTICE OF JOINT SPECIAL MEETING OF SHAREHOLDERS

                                  May 28, 1999

                                ----------------

NOTICE IS HEREBY GIVEN that a joint special meeting of shareholders of Computer Graphics of Arizona, Inc., CG Marketing of Arizona, Inc., Enstech Resources, Inc., Norman, Riley & Associates, Inc. and Vi-Tech, Inc. will be held at 19621
N. 23rd Avenue, Phoenix, Arizona, on May 28, 1999 at 9:00 A.M., local time, for the following purposes:

(1) To consider and vote upon a proposal to approve and adopt the Acquisition Agreement, dated as of December 31, 1998, as amended on April 12, 1999, among Acxiom Corporation, CGA Acquisition Corporation #1, CGA Acquisition Corporation #2, CGA Acquisition Corporation #3, each a wholly-owned subsidiary of Acxiom, Ronald L. Jensen, James K. Martens, Computer Graphics, CG Marketing, Enstech, Norman Riley and Vi-Tech pursuant to which (i) CGA Acquisition Corporation #1 will be merged with and into Computer Graphics with Computer Graphics continuing as the surviving corporation and as a wholly-owned subsidiary of Acxiom, (ii) CGA Acquisition Corporation #2 will be merged with and into CG Marketing with CG Marketing continuing as the surviving corporation and wholly-owned subsidiary of Acxiom, (iii) Enstech, Norman Riley and Vi-Tech will be merged with and into CGA Acquisition Corporation #3 with CGA Acquisition Corporation #3 continuing as the surviving corporation and as a wholly-owned subsidiary of Acxiom and (iv) each outstanding share of common stock (other than dissenting shares, if any) of Computer Graphics, CG Marketing, Enstech, Norman Riley and Vi-Tech will be converted into the right to receive shares of common stock of Acxiom as more fully described in the attached Information Statement/Prospectus.

(2) To transact such other and further business as may properly come before the meeting or any postponement or adjournment thereof.

Under the Arizona Business Corporation Act, shareholders of each of Computer Graphics, CG Marketing, Enstech, Norman Riley and Vi-Tech will have the right to assert dissenters' rights in connection with the proposed mergers. See Dissenters' Rights in the Information Statement/Prospectus accompanying this notice.

Only shareholders of record of common stock of each of Computer Graphics, CG Marketing, Enstech, Norman Riley and Vi-Tech at the close of business on May 13, 1999 are entitled to notice of and to vote at the joint special meeting or any postponement or adjournment thereof.


                                       By Order of the Boards of Directors,



                                       Ronald L. Jensen
                                       President and CEO
                                       Computer Graphics of Arizona, Inc.
                                       CG Marketing of Arizona, Inc.
                                       Enstech Resources, Inc.
                                       Norman, Riley & Associates, Inc.
                                       Vi-Tech, Inc.

                                Table of Contents


                                                                           Page
                                                                           ----

Summary...................................................................   1
  General.................................................................   1
  The Joint Special Meeting...............................................   2
  Exchange Ratio..........................................................   2
  The Transactions........................................................   3
  Dissenters' Rights......................................................   5
  Federal Income Tax Consequences.........................................   5
  Comparison of Rights of Acxiom and Acquired Companies Shareholders......   5
  Accounting Treatment....................................................   6
  Comparative Stock Prices................................................   6
Risk Factors..............................................................   8
  Acxiom Average Market Price May Decrease................................   8
  Integration of the Businesses of Acxiom and the Acquired Companies
    May Not Prove to be Cost Efficient....................................   8
  Legislation Relating to Consumer Privacy May Affect
    Acxiom's Ability to Collect Data......................................   9
  Postal Rate Increases Could Lead to Reduced Volume of Business..........   9
  Data Suppliers Might Withdraw Data From Acxiom..........................   9
  Short-term Contracts Affect Predictability of Revenues..................   9
  Acxiom Must Continue to Improve Technology to Remain
    Competitive...........................................................   9
  Year 2000 Problems Could Affect Acxiom's Ability To Deliver
    Products And Services.................................................  10
Information Regarding Forward-Looking Statements..........................  10
Acxiom Corporation Selected Historical Financial Data.....................  11
The Acquired Companies Selected Unaudited Historical Financial Data.......  12
Acxiom Corporation And The Acquired Companies Selected
  Unaudited Pro Forma Financial Information...............................  13
Comparative Per Share Data................................................  15
Information Concerning The Joint Special Meeting..........................  17
The Mergers...............................................................  17
  General.................................................................  18
  Real Estate Acquisition by Acxiom.......................................  19
  Background of the Transactions..........................................  20
  Board of Director Recommendations.......................................  20
  Effective Time of the Mergers; Exchange of Stock Certificates...........  21
  Conduct of Business Pending the Mergers.................................  22
  Conditions; Representations and Warranties/Indemnification/Escrow;
    Amendment and Termination.............................................  23
  Federal Income Tax Considerations.......................................  25
  Comparison of Rights of Acxiom and Acquired Companies Shareholders......  28

  Accounting Treatment....................................................  30
  Dissenters' Rights......................................................  30
Information Concerning The Acquired Companies Business....................  32
  Acquired Companies' Stock and Dividend Information......................  33
  Security Ownership of Certain Beneficial Owners and Management
    of the Acquired Companies.............................................  33
  Additional Interests of Mr. Martens and Mr. Jensen in the Mergers.......  36
  Management's Discussion and Analysis of Results of Operations
    and Financial Condition of the Acquired Companies.....................  37
Information Concerning Acxiom.............................................  40
Available Information.....................................................  40
Legal Matters.............................................................  41
Experts...................................................................  41

Index to Financial Statements

Annex A - Acquisition  Agreement  Between Acxiom  Corporation  and CGA
          Acquisition  Corporation #1; CGA Acquisition Corporation #2;
          and CGA Acquisition Corporation #3; and Computer Graphics of
          Arizona, Inc.; CG Marketing of Arizona, Inc.; Enstech Resources, Inc.; Norman, Riley & Associates, Inc.; and
          Vi-Tech,  Inc.;  and Ronald L. Jensen and James K.  Martens,
          Dated as of December 31, 1998, as amended April 12, 1999 ........ A-1

Annex B - Chapter 13 of the Arizona Business Corporation Act .............. B-1

Annex C - Acxiom's  Annual  Report  on Form 10-K for the  fiscal  year ended  March 31,  1998,  as amended by the Annual  Report on
          Form  10-K/A  dated July 29,  1998 and the Annual  Report on
          Form 10-K/A dated August 4, 1998 ................................ C-1

Annex D - Quarterly Reports on Form 10-Q for the fiscal quarters ended
          June 30, 1998, September 30, 1998 and December 31, 1998 ......... D-1

Annex E - Acxiom's Joint Proxy Statement/Prospectus dated August 17, 1998 . E-1

Annex F - Current  Reports on Form 8-K dated  June 4, 1998,  September
          18, 1998 and February 8, 1999 ................................... F-1

Annex G - Form  8-A  of  CCX  Network,   Inc.  (now  known  as  Acxiom
          Corporation) dated February 4, 1985 ............................. G-1

Annex H - Form 8-A dated  January 28, 1998, as amended by Form 8-A/A dated June 4, 1998 .............................................. H-1

Annex I - Acxiom Press Release for Fiscal Year 1999 Results ............... I-1

We Are Not Asking You For A Proxy And You Are Requested Not To Send Us A Proxy


                                    Summary

The following is a brief summary of certain information contained in this information statement/prospectus. Shareholders of the acquired companies are urged to review the entire information statement/prospectus, including the documents attached as Annexes A through H.

General

Acxiom has entered into an acquisition agreement dated December 31, 1998, as amended April 12, 1999, with Computer Graphics of Arizona, Inc.; CG Marketing of Arizona, Inc.; Enstech Resources, Inc.; Norman, Riley & Associates, Inc.; Vi-Tech, Inc., each an Arizona corporation, and James K. Martens and Ronald L. Jensen, the principal shareholders of the acquired companies.

Acxiom is acquiring the acquired companies in a series of merger transactions in which Acxiom will issue 2,000,000 shares of Acxiom common stock to the shareholders of the acquired companies. However, if the value of 2,000,000 shares of Acxiom common stock on the closing date for the mergers is greater than $46.2 million or less than $43.0 million based on the average market price of Acxiom shares over the fifteen trading days ending two business days prior to the closing, the number of shares Acxiom will issue will be adjusted so that the shareholders receive shares having a value no greater than $46.2 million and no less than $43.0 million based on that average market price. The total Acxiom shares to be issued will be allocated among the acquired companies as follows:

Acquired Company                             Allocation Percentage

Computer Graphics                                     50%
CG Marketing                                          30%
Enstech                                               10%
Norman Riley                                           5%
Vi-Tech                                                5%

For more detailed information about the proposed mergers see the discussion under the heading The Mergers beginning at page 17.

In addition to the mergers, Acxiom will acquire from Martens, Jensen & Associates, an Arizona general partnership which is controlled by Mr. Martens and Mr. Jensen, real estate which is used by the acquired companies as their principal offices. Acxiom is acquiring this real estate from the partnership through the issuance of a number of shares of Acxiom common stock having an aggregate value of $5,047,500, based on the average market price of Acxiom shares over the fifteen trading days ending two business days prior to the closing. For more detailed information about the proposed real estate acquisition, see the discussion under the heading Real Estate Acquisition by Acxiom beginning at page 19.

The mergers and the acquisition of real estate from the partnership are being accounted for by Acxiom as a single, integrated transaction as a pooling-of-interests. Although the mergers and the acquisition of real estate from the partnership are separate legal transactions, for the purposes of this information statement/prospectus they are being treated as a single transaction.

The Joint Special Meeting

A joint special meeting of the shareholders of the acquired companies is scheduled to be held at the main office of Computer Graphics of Arizona, Inc. at 19621 North 23rd Avenue, Phoenix, Arizona 85027 on May 28, 1999 at 9:00 a.m. local time. The purpose of the joint special meeting will be to consider and vote upon the approval and adoption of the acquisition agreement and the approval of the mergers. Only holders of shares of common stock of the acquired companies of record at the close of business on May 13, 1999 will be entitled to vote at the joint special meeting. For more detailed information about the joint special meeting, see the discussion under the heading Information Concerning the Joint Special Meeting beginning at page 17.

As of the record date, 60% of the outstanding shares of Computer Graphics were, directly or indirectly, beneficially owned by Mr. Martens and Mr. Jensen. As of the record date, 100% of the outstanding shares of common stock of CG Marketing, Enstech, Norman Riley and Vi-Tech were, directly or indirectly, beneficially owned by Mr. Martens and Mr. Jensen. Mr. Martens and Mr. Jensen own sufficient shares in each of the acquired companies to approve and adopt the acquisition agreement and the mergers. For more detailed information about the ability of Mr. Martens and Mr. Jensen to approve the mergers, see the discussion under the heading Security Ownership of Certain Beneficial Owners and Management of the Acquired Companies beginning at page 33.

Exchange Ratio

Acxiom will issue 2,000,000 shares of its common stock in the mergers. However, if the value of 2,000,000 shares of Acxiom common stock on the closing date for the mergers is greater than $46.2 million or less than $43.0 million based on the average of the high and low price of Acxiom shares for the 15 trading days ending two business days prior to the closing, the number of shares Acxiom will issue will be adjusted so that the shareholders receive shares having a value no greater than $46.2 million and no less than $43.0 million based on that average price. The average market price for Acxiom shares for the fifteen days ended March 31, 1999 was $25.24. If that market price was applicable at the closing, Acxiom would be required to issue an aggregate of 1,830,303 shares in the mergers and the exchange ratio for each share of stock of each acquired company based on the allocation percentages discussed on page 1 would be as follows:

Acquired Company                              Exchange Ratio

Computer Graphics                                45.75768
CG Marketing                                    274.54605
Enstech                                         915.15352
Norman                                           45.75768
Vi-Tech                                          45.75768

The exchange ratio represents the number of Acxiom shares that will be issued in exchange for each share of each acquired company. The table above is included for illustrative purposes only. The actual average market price of Acxiom shares and the number of Acxiom shares to be issued in the mergers will not be known until just prior to closing. Neither party has the right to walk away from the transaction and there are no re-distribution obligations if the value of Acxiom shares fall below a certain price.

The parties anticipate that the shareholder vote and the closing will occur on the same date, if the shareholders approve the mergers. The shareholders will be able to determine the exchange ratio that will apply at the time they vote on the mergers and will know the number of shares of Acxiom common stock they will receive at the closing. For more detailed information about the exchange ratio, see the discussion under the heading The Mergers-General beginning at page 18.

The Transactions

Background of Transactions

The management of Acxiom and the acquired companies began considering a potential transaction in August, 1998. A letter of intent was finalized and executed on September 29, 1998. The acquisition agreement was executed on December 31, 1998. The acquisition agreement was approved by the boards of directors of the acquired companies on December 28, 1998.

Board of Director Recommendations

The boards of directors of the acquired companies voted to approve the acquisition agreement as being in the best interest of the shareholders of the acquired companies and recommend that the shareholders of the acquired companies vote for the approval of the mergers and the approval and adoption of the acquisition agreement. For more detailed information about the boards' decisions to recommend the transactions, see the discussion under the heading Board of Directors Recommendations beginning at page 20.

Effective Time of the Mergers; Exchange of Stock Certificates

The mergers will be consummated at the time and on the date that articles of merger are filed with the Arizona Secretary of State or at a later time if specified in the articles of merger. It is presently contemplated that this closing will occur as soon as possible after the necessary approvals of the shareholders of the acquired companies have been obtained. On the date the mergers are completed, stock certificates held by the shareholders of the acquired companies and title to the acquired real estate held by the partnership will be delivered to Acxiom and exchanged for the shares of Acxiom common stock that the shareholders and the owners of the real estate are entitled to receive as a result of the mergers and the real estate acquisition. For more detailed information about the exchange of Acxiom shares for acquired companies shares, see the discussion under the heading Effective Time of the Mergers; Exchange of Stock Certificates beginning at page 21.

Conditions; Representations and Warranties; Amendment and Termination

The obligations of Acxiom and the acquired companies to consummate the mergers are subject to:

- the necessary vote of the shareholders of the acquired companies approving the mergers;

- Mr. Martens and Mr. Jensen having delivered to Acxiom covenants not to compete;

- the receipt by Acxiom of evidence reasonably satisfactory to Acxiom that the acquired companies have rights to use software used in products of Vi-Tech and developed under agreement by a third-party vendor for the acquired companies without the requirement of a payment to the third-party vendor;

-    Acxiom acquiring the real estate from the partnership;

- Acxiom having received an opinion from KPMG LLP that the mergers and the acquisition of the real estate will qualify for pooling-of-interests accounting treatment;

- The acquired companies and Mr. Martens and Mr. Jensen having received a favorable opinion from Hughes Hubbard & Reed LLP that each of the mergers will qualify as a reorganization within the meaning of Section 368(a) of the internal revenue code.

Each of these conditions may be waived by the party that has required it.

The acquisition agreement may be amended by agreement between Acxiom, Mr. Martens and Mr. Jensen, and the acquired companies. The acquisition agreement may be terminated by either Acxiom or the acquired companies if by June 30, 1999, the conditions specified in the acquisition agreement have not been satisfied or waived. For more detailed information about conditions to the mergers and amendment of the acquisition agreement, see the discussion under the heading Conditions; Representations and Warranties/Indemnification/Escrow; Amendment and Termination beginning at page 23.

Dissenters' Rights

Chapter 13 of the Arizona Business Corporation Act gives shareholders in each acquired company the right to dissent from the merger involving that acquired company and to obtain payment of the fair value of the shareholder's shares of acquired company's stock rather than receiving shares of Acxiom common stock. In order for a shareholder to dissent and to obtain payment for his shares, he must comply with the requirements and procedures set forth in the Arizona Act. The obligation of the acquired companies and Mr. Martens and Mr. Jensen to effect the mergers is subject to the receipt by the acquired companies of a tax opinion from Hughes Hubbard & Reed LLP. The obligations of Acxiom to effect the mergers is subject to the transactions being accounted for by Acxiom as a pooling-of-interests. Depending on the number of shareholders of the acquired companies that exercise dissenters' rights, Hughes Hubbard & Reed LLP may not be able to issue the required tax opinion and Acxiom may be prevented from accounting for the transactions as a pooling-of-interests. For more detailed information about the right to dissent, see the discussion under the heading Dissenters' Rights beginning at page 30.

Federal Income Tax Considerations

The mergers have been structured with the intent that they be tax-free to the shareholders of the acquired companies for U.S. federal income tax purposes. The obligations of the acquired companies and Mr. Martens and Mr. Jensen to effect the mergers are subject to the receipt by the acquired companies of an opinion of Hughes Hubbard & Reed LLP, special counsel to the acquired companies, to the effect that each of the mergers will qualify as a reorganization within the meaning of Section 368(a) of the Code. For more detailed information about the tax consequences of the mergers, see the discussion under the heading Federal Income Tax Considerations beginning at page 25.

The acquisition by Acxiom of the real estate will be a taxable transaction to the partnership.

Comparison Of Rights Of Acxiom And Acquired Companies Shareholders

Each of the acquired companies is incorporated under the laws of Arizona. Acxiom is incorporated under the laws of Delaware. Upon consummation of the mergers, the shareholders of the acquired companies, whose rights are governed by the laws of Arizona and the articles of incorporation and by-laws of the acquired companies, will become shareholders of Acxiom and their rights will be governed by the laws of Delaware and the certificate of incorporation and by-laws of Acxiom. The most significant differences between being an Acxiom shareholder and being an acquired company shareholder are the following:

- 80% shareholder approval is required to amend Acxiom's charter regarding: election of directors, action of shareholders without a meeting, amendment of bylaws, and fair price provisions for business combinations --- the acquired companies' articles of incorporation only require majority vote to amend articles;

-    Acxiom's   charter   requires   supermajority   voting  for  some  business
     combinations --- the acquired companies' articles only require majority vote for all business combinations;

- Acxiom shareholders have dissenters' rights only when Acxiom is involved in a merger or consolidation --- acquired companies' shareholders have dissenters' rights when their company is involved in a merger or when there is a sale of all of their company's assets or when specific amendments to the articles or bylaws are approved;

- Acxiom has a shareholder rights plan in place which may deter a party from attempting to acquire Acxiom --- none of the acquired companies has a similar plan;

For a more detailed comparison of the rights of Acxiom and acquired companies' shareholders, see the discussion under the heading Comparison of Rights of Acxiom and Acquired Companies Shareholders beginning at page 27.

Accounting Treatment

Acxiom believes that the mergers and the acquisition of the real estate from the partnership will qualify as a pooling-of-interests for accounting and financial reporting purposes. Consummation of the transactions is conditioned upon receipt by Acxiom of an opinion from KPMG LLP, Acxiom's independent public accountants, stating that the transactions will qualify for pooling-of-interests accounting treatment.

Comparative Stock Prices

The reported closing sale price of Acxiom common stock on the Nasdaq National Market System on December 30, 1998, the last full day of trading for Acxiom common stock prior to execution of the acquisition agreement, was $28.25 per share. There is no active market for the shares of common stock of any of the acquired companies. See Acquired Companies' Stock and Dividend Information at page 32. As of December 31, 1998, the book value per share of the acquired companies was $288.85.

Based on an assumed aggregate exchange ratio of 62.41978 shares of Acxiom common stock for each share of common stock of the acquired companies, the fair market value of each share of common stock of the acquired companies is $1,763.36. The aggregate value of Acxiom common stock to be received by all holders of each acquired company's common stock would be as follows based on the assumptions described below:

                                         Exchange Ratio             Value

Computer Graphics                           40.88496             $23,100,000
CG Marketing                               245.30973              13,860,000
Enstech                                    817.69912               4,620,000
Norman Riley                                40.88496               2,310,000
Vi-Tech                                     40.88496               2,310,000

For purposes of this calculation, we used a fair market price for Acxiom's common stock of $28.25 and we then used the procedure for determining the number of shares to be issued in connection with the mergers and the percentages for allocating the total shares to be issued to each acquired company that are described under The Mergers - General at page 18. The exchange ratio represents the number of shares of Acxiom common stock that would be issued based on this price and aggregate values for each share of each acquired company. This fair market price, aggregate values and exchange ratios are not necessarily the fair market price of Acxiom common stock, the resulting aggregate values of Acxiom common stock and the exchange ratios that will be applicable as of the closing of the mergers, each of which will be calculated at that time based on the terms of the acquisition agreement.

                                  Risk Factors

The following are factors that should be considered by the shareholders of the acquired companies in evaluating the mergers and the investment in Acxiom common stock as a result of the mergers.

Acxiom Average Market Price May Decrease

In considering whether to approve the acquisition agreement, shareholders of the acquired companies should consider the following:

- the actual exchange ratio to be used for each share of stock of the acquired companies will be based on the average market price of Acxiom common stock;

- the market price of Acxiom common stock at the effective time of the mergers can be expected to vary from the market prices as of the date of this information statement/prospectus due to changes in the business, operations or prospects of Acxiom, and general market and economic conditions;

- the market price of Acxiom common stock can vary after the effective time of the mergers due to changes in the business, operations or prospects of Acxiom, and general market and economic conditions;

Integration Of The Businesses Of Acxiom And The Acquired Companies May Not Prove To Be Cost Efficient

The mergers involve the integration of two businesses that have previously operated independently. As soon as practicable following the mergers, Acxiom intends to integrate the operations of the acquired companies into its operations. However, there can be no assurance that Acxiom will successfully integrate the operations of the acquired companies with those of Acxiom or that all of the benefits expected from such integration will be realized. Acxiom believes that the potential obstacles to successful integration will be: the consolidation of the data center operations; the integration and combination of the business units supporting the various industry segments; and the necessary support staffing required to meet the combined entity's business growth opportunities. Any delay in completing the integration may negatively impact the combined entity's ability to provide ongoing quality products and services which in turn may negatively impact the future revenues, net income and earnings per share of the combined entity. Additionally, unexpected costs incurred in connection with the integration could decrease operating margins and negatively impact net income and earnings per share of the combined entity. There can be no assurance that the operations, management and personnel of the businesses will be compatible or that Acxiom or the acquired companies will not experience the loss of key personnel.

Legislation Relating To Consumer Privacy May Affect Acxiom's Ability To Collect Data

There could be a material adverse impact on Acxiom's direct marketing and data sales business due to the enactment of legislation or industry regulations arising from the increase in public concern over consumer privacy issues. Restrictions upon the collection and use of information which is currently legally available could be adopted, in which case the cost to Acxiom of collecting certain kinds of data might be materially increased. It is also possible that Acxiom could be prohibited from collecting or disseminating certain types of data, which could in turn materially adversely affect Acxiom's ability to meet its customers' requirements.

Postal Rate Increases Could Lead To Reduced Volume Of Business

The direct marketing industry has been negatively impacted from time to time during past years by postal rate increases. Any future increases will, in Acxiom's opinion, force direct mailers to mail fewer pieces and to target their prospects more carefully. This sort of response by direct mailers could affect Acxiom by decreasing the amount of processing services purchased from Acxiom, which could result in lower revenues, net income and earnings per share.

Data Suppliers Might Withdraw Data From Acxiom Leading To Acxiom's Inability To Provide Products and Services

Acxiom could suffer a material adverse effect if owners of the data used by Acxiom were to withdraw the data from Acxiom. Data providers may withdraw data from Acxiom if the data suppliers deem Acxiom to be competitive, legislation is passed restricting the use of the data or the data supplier becomes insolvent. If a substantial number of data suppliers were to remove their data, Acxiom's ability to provide products and services to its customers may be materially adversely impacted resulting in decreased revenue, net income and earnings per share.

Short-Term Contracts Affect Predictability Of Revenues

While approximately 54% of Acxiom's total revenue is currently derived from long-term customer contracts of over three years, the remainder is not. With respect to that portion of the business which is not under long-term contract, revenues are less predictable, and Acxiom must consequently engage in continual sales efforts to maintain its revenue stability and future growth.

Acxiom Must Continue To Improve Technology To Remain Competitive

Maintaining technological competitiveness in its data products, processing functionality, software systems and services is key to Acxiom's continued success. Acxiom's ability to continually improve its current processes and to develop and introduce new products and services is essential in order to meet its competitors' technological developments and the increasingly sophisticated requirements of its customers. If Acxiom failed to do so, Acxiom could lose customers to current or future competitors resulting in decreased revenue, net income and earnings per share.

Year 2000  Problems  Could  Affect  Acxiom's  Ability  To Deliver  Products  And
Services

Many computer systems and equipment and instruments were designed to only recognize the last two digits of the calendar year. With the arrival of the Year 2000, these systems may encounter operating problems due to their inability to distinguish years after 1999 from years preceding 1999. Acxiom believes that with modifications to existing software and conversions of new software the Year 2000 issue can be mitigated. However, the systems of vendors on which Acxiom relies may not be converted in a timely fashion or a vendor or customer may fail to convert its systems to be Year 2000 compliant which could materially adversely impact Acxiom's ability to deliver products and services to its customers. Acxiom's efforts to address the Year 2000 risk are discussed in the Form 10-Q for the quarter ended December 31, 1998 attached to this information statement/prospectus as Annex D.


                Information Regarding Forward-Looking Statements

This information statement/prospectus includes, and future filings by Acxiom with the Commission and future oral and written statements by Acxiom and its management may include, forward-looking statements. These statements include statements regarding Acxiom's or the acquired companies' financial position, results of operations, market position, product development, software replacement and/or remediation efforts, regulatory matters, growth opportunities and growth rates, acquisition and divestiture opportunities, and other similar forecasts and statements of expectation. Words such as expects, anticipates, intends, plans, believes, seeks, estimates and should, and variations of these words and similar expressions, are intended to identify these forward-looking statements. These statements are not statements of historical fact. Rather, they are based on Acxiom's or the acquired companies' estimates, assumptions, projections and current expectations, and are not guarantees of future performance. Acxiom and each acquired company disclaim any obligation to update or revise any forward-looking statement based upon the occurrence of future events, the receipt of new information, or otherwise. Some of the more significant factors that could cause Acxiom's or the acquired companies' actual results and other matters to differ materially from the results, projections and expectations expressed in the forward-looking statements are the economic climate and various pending legislation.

                               Acxiom Corporation

                       Selected Historical Financial Data
                     (In Thousands, Except Per Share Data)

The following table sets forth selected historical financial data of Acxiom. The selected historical financial data as of March 31, 1997 and 1998 and for each of the three years ended March 31, 1996, 1997 and 1998 are derived from the audited consolidated financial statements of Acxiom. The selected historical financial data as of March 31, 1994, 1995 and 1996 and for the years ended March 31, 1994 and 1995 were derived from combining Acxiom historical audited information and May & Speh historical audited information. The historical financial data as of December 31, 1998 and for the nine months ended December 31, 1997 and 1998 are derived from unaudited condensed consolidated financial statements of Acxiom and have been prepared on the same basis as the historical information derived from audited consolidated financial statements and, in the opinion of management, contain all adjustments, consisting only of normal recurring accruals, necessary for the fair presentation of the results of operations for such periods. The data should be read in conjunction with the consolidated financial statements and related notes of Acxiom attached as Annexes C, D, and F to this information statement/prospectus.

                                                                 Nine Months
                     For The Fiscal Years Ended March 31,     Ended December 31,
                  ------------------------------------------- ------------------
                   1994     1995     1996     1997     1998     1997     1998
                  -------  -------  -------  -------  -------  -------  -------
STATEMENT OF
  EARNINGS DATA
Revenue          $193,461 $254,115 $331,543 $479,239 $569,020 $406,870 $521,080
Net earnings       11,803   18,243   26,084   37,735   46,055   32,468  (36,045)
Basic earnings
  per share          0.20     0.30     0.41     0.54     0.64     0.45    (0.48)
Diluted earnings
  per share          0.19     0.29     0.38     0.49     0.57     0.41    (0.48)
Shares used in
  computing
  earnings
  per share:
Basic              60,248   61,025   63,398   69,279   72,199   72,042   75,230
Diluted            62,014   63,574   68,567   78,065   80,909   80,660   75,230

                                As Of March 31,
                  -------------------------------------------       December 31,
                   1994     1995     1996     1997     1998             1998
                  -------  -------  -------  -------  -------          -------
BALANCE SHEET
  DATA
Total assets     $153,349 $182,148 $240,853 $411,629 $673,150         $744,328
Long-term debt,
  excluding
  current
  installments     52,689   33,270   43,745  109,371  254,240          312,582
Redeemable
  common stock      7,692        0        0        0        0                0
Stockholders'
  equity           65,885  105,878  140,385  231,828  301,194          286,358

                             The Acquired Companies
                  Selected Unaudited Historical Financial Data
                     (In Thousands, Except Per Share Data)

The following table sets forth selected historical financial data of the acquired companies. The selected historical financial data are derived from the unaudited combined financial statements of all of the acquired companies and, in the opinion of management, the financial statements include all adjustments necessary to present the financial statements in accordance with generally accepted accounting principles. The data should be read in conjunction with the unaudited combined financial statements of the acquired companies included elsewhere in this document.

Pro forma basic and diluted earnings per share have been computed by converting the outstanding shares of the acquired companies into Acxiom common shares according to the terms of the acquisition agreement. The exchange ratio used in converting the acquired companies' outstanding shares into Acxiom common shares assumes a 15-day average market price of Acxiom common stock of $25.24 per share, which is the 15-day average as of March 31, 1999. This assumed 15-day average market price and the resulting exchange ratios are not necessarily the 15-day average market price of Acxiom common stock and the exchange ratios that will be applicable as of the closing of the mergers, each of which will be calculated at that time based on the terms of the acquisition agreement.





                                                                Nine Months
                    For The Fiscal Years Ended March 31,     Ended December 31,
                   --------------------------------------    -----------------
                    1994    1995    1996    1997    1998       1997     1998
                   ------  ------  ------  ------  ------     ------   ------
STATEMENT OF
  EARNINGS DATA
Revenue           $12,891 $14,021 $15,128 $19,993 $23,309    $17,150  $17,372
Net earnings          562     623   1,200   1,209   1,100      1,062    1,118
Pro forma basic
  and diluted
  earnings per      $0.31   $0.34   $0.66   $0.66   $0.60      $0.58    $0.61
  share

Shares used in
  computing pro
  forma basic and
  diluted earnings
  per share:        1,830   1,830   1,830   1,830   1,830      1,830    1,830

Cash dividends
  paid                 $0      $0      $0    $116    $153       $153     $160


                                  As Of March 31,
                    -----------------------------------------       December 31,
                    1994     1995     1996     1997     1998            1998
                    -----    -----    -----    -----    -----           -----
BALANCE SHEET
  DATA
Total assets       $7,174   $7,313   $6,173   $7,621   $7,946          $9,226
Long-term debt,
  excluding
  current               0        0    1,477      527        0               0
  installments
Stockholders'
  equity            1,370    1,748    2,273    5,240    6,493           7,883

                 Acxiom Corporation And The Acquired Companies
               Selected Unaudited Pro Forma Financial Information
                     (In Thousands, Except Per Share Data)

The following table sets forth certain selected unaudited pro forma financial data for Acxiom after giving effect to the mergers and the acquisition of real estate from the partnership for the periods indicated applying the pooling-of-interests method of financial accounting. The following table should be read together with the consolidated financial statements and accompanying notes of Acxiom attached as Annexes C, D, and F to this information statement/prospectus and the combined financial statements and accompanying notes of the acquired companies included on pages F-1 through F-8. The selected pro forma statement of earnings data includes Acxiom's historical results of operations for the nine months ended December 31, 1998 and the three fiscal years ended March 31, 1996, 1997 and 1998, respectively, and the acquired companies combined historical results of operations for the nine months ended December 31, 1998 and the twelve months ended March 31, 1996, 1997 and 1998, respectively. The unaudited pro forma balance sheet data presents the historical balance sheet of Acxiom and the acquired companies as of December 31, 1998 and the historical book value of the real estate to be acquired from the partnership as of December 31, 1998. The fiscal year end of Acxiom is March 31; the unaudited statements of earnings of Acxiom for the nine months ended December 31, 1998 and the balance sheet of Acxiom as of December 31, 1998 used in the selected unaudited pro forma financial information have been prepared on the same basis as the historical information derived from audited financial statements and, in the opinion of management, contain all adjustments consisting only of normal recurring accruals necessary for the fair presentation of the results of operations for such periods. The companies included in the combined financial statements of the acquired companies have various fiscal year ends. The unaudited historical financial statements of the acquired companies, in the opinion of management, contain all adjustments necessary for the fair presentation of such financial statements in accordance with generally accepted accounting principles. Pro forma total assets and stockholders' equity include $538 related to the acquisition of certain real estate from the partnership. See The Mergers - Real Estate Acquisition by Acxiom at page 19. The pro forma financial data in the table below are presented for information and do not indicate what the financial position or the results of operations of Acxiom would have been had the mergers occurred as of the dates or for the periods presented or what the financial position or future results of operations of Acxiom will be. No adjustment has been included in the pro forma financial data for transaction costs, integration costs or cost savings, if any, resulting from the mergers.

Basic and diluted earnings per share have been computed by converting the outstanding shares of the acquired companies into Acxiom common shares according to the terms of the acquisition agreement. The exchange ratio used in converting the acquired companies' outstanding shares into Acxiom common shares assumes a 15-day average market price of Acxiom common stock of $25.24 per share, which is the 15-day average as of March 31, 1999. This assumed 15-day average market price and the resulting exchange ratios are not necessarily the 15-day average market price of Acxiom common stock and the exchange ratios that will be applicable as of the closing of the mergers, each of which will be calculated at that time based on the terms of the acquisition agreement.




                                                                    Nine Months
                                For The Fiscal Years Ended             Ended
                                         March 31,                  December 31,
                              -------------------------------       -----------
                               1996        1997        1998            1998
                              -------     -------     -------         -------
STATEMENT OF EARNINGS
  DATA
Revenue                      $346,671    $499,232    $592,329        $538,452
Net earnings                   27,284      38,944      47,155         (34,927)
Basic earnings per share        $0.42       $0.55       $0.64          ($0.45)
Diluted earnings per            $0.39       $0.49       $0.58          ($0.45)
  share
Shares used in computing
  earnings per share:
Basic                          65,228      71,109      74,029          77,060
Diluted                        70,397      79,895      82,739          77,060

                                                                    December 31,
                                                                       1998
                                                                      -------
BALANCE SHEET DATA
Total assets                                                         $754,092
Long-term debt, excluding current installments                        312,582
Stockholders' equity                                                  294,779

                           Comparative Per Share Data

The following table sets forth actual historical earnings and book value per common share information for Acxiom and the acquired companies and unaudited information on a pro forma combined basis and per share equivalent pro forma basis for the acquired companies. No cash dividends have ever been paid on the Acxiom common stock. Dividends paid by the five acquired companies on their common stock are described in Acquired Companies Stock and Dividend Information at page 32. Pro forma combined information is derived from the combined pro forma information presented on pages 13-14 which gives effect to the mergers under the pooling-of-interests accounting method as if the mergers had occurred at April 1, 1995, with respect to earnings per share data and December 31, 1998 with respect to per share book value data. The historical data are based on the historical consolidated financial statements and related notes of Acxiom included in the annexes to this information statement/prospectus and the historical combined financial statements of the acquired companies included in this information statement/prospectus and the historical book value of the real estate acquired from the partnership. This table should be read together with the historical audited and unaudited consolidated financial statements of Acxiom and the unaudited combined financial statements of the acquired companies and related notes. The data presented do not indicate Acxiom's future results of operations or actual results that would have occurred necessarily if the mergers had occurred at the beginning of the periods indicated. No adjustments have been included for transaction costs, integration costs or cost savings, if any, resulting from the mergers.

Acxiom's historical book value per share is computed by dividing stockholders' equity by the number of shares of common stock outstanding at the end of each period. Pro forma acquired companies historical book value per share is computed by dividing the acquired companies stockholders' equity by the pro forma outstanding shares of the acquired companies. Pro forma outstanding shares have been computed based on the exchange ratio reflected below. Pro forma historical basic and diluted earnings per share of the acquired companies have been computed by converting the outstanding shares of the acquired companies into Acxiom common shares based upon the exchange ratio reflected below.

The pro forma combined basic and diluted earnings per share are based on the combined weighted average number of common and dilutive shares of Acxiom common stock and the acquired companies' common stock for each period based on an aggregate estimated exchange ratio of Acxiom common stock for each acquired company's share of 69.85905. The 15-day average market price used in computing the exchange ratio was assumed to be, for purposes of this calculation, $25.24 per Acxiom common share, which is the 15-day average market price as of March 31, 1999.

The shares used in the computations below were based upon an assumed price of $25.24, which is the 15-day average market price as of March 31, 1999. Should the 15-day average market price as of the date of closing be different than $25.24, the number of shares to be issued to the acquired companies'
shareholders would also differ. The following table reflects the number of shares which would be issued based on different average market prices.

                         Number of shares to
15-day average          be issued to acquired             Number of shares to
 market price           companies shareholders         be issued for real estate

 $30.00                       1,540,000                    168,250
 $25.24                       1,830,303                    199,966
 $25.00                       1,848,000                    201,900
 $21.50-$23.10                2,000,000                    234,767-218,506
 $20.00                       2,160,000                    252,375

Book value per share for the pro forma combined presentation is based on outstanding Acxiom common shares, adjusted to include an estimate of the shares of Acxiom common stock to be issued in the mergers, including 199,966 shares estimated to be issued in connection with the acquisition of certain real estate. See The Mergers - Acquisition of Real Estate by Acxiom at page 19.

The acquired companies' pro forma per share equivalent data is based upon the exchange ratio for the acquired companies as described above. Pro forma combined and the acquired companies pro forma basic and diluted earnings per share represent the earnings per share that may have resulted if the transaction had occurred at the beginning of the periods presented below. Additionally, this information can be compared to the Acxiom historical and pro forma acquired companies historical basic and diluted earnings per share to determine the difference that may have resulted had the transaction occurred at the beginning of the periods presented below. The same comparison holds true for book value per share except that the data is presented as though the transaction occurred at the end of the periods presented below. The reason for the unfavorable comparisons for the nine months ended December 31, 1998 is due in part to the special charges taken by Acxiom related to its merger with May & Speh.


                                                                    Nine Months
                                 For The Fiscal Years Ended And        Ended
                                         AS OF MARCH 31,            December 31,
                                 ------------------------------     -----------
                                    1996      1997      1998           1998
                                    ----      ----      ----           ----
ACXIOM HISTORICAL
Basic earnings per share           $0.41     $0.54     $0.64         ($0.48)
Diluted earnings per share          0.38      0.49      0.57          (0.48)
Book value per share                                    4.11           3.68


PRO FORMA ACQUIRED COMPANIES
  HISTORICAL
Basic and diluted earnings per
  share                            $0.66     $0.66     $0.60          $0.61
Book value per share                                    3.46           4.15


PRO FORMA COMBINED
Basic earnings per                 $0.42     $0.55     $0.64         ($0.45)
share
Diluted earnings per share          0.39      0.49      0.58          (0.45)
Book value per share                                    4.10           3.69


ACQUIRED COMPANIES PRO FORMA
  PER SHARE EQUIVALENTS
Basic earnings per share           $0.42     $0.55     $0.64         ($0.45)
Diluted earnings per share          0.39      0.49      0.58          (0.45)
Book value per share                                    4.10           3.69

                Information Concerning The Joint Special Meeting

The Joint Special Meeting

Only shareholders of record of the acquired companies at the close of business on May 13, 1999 are entitled to receive notice of and to vote at the joint special meeting. The joint special meeting will be held at 19621 N. 23rd Avenue, Phoenix, Arizona on May 28, 1999 at 9:00 a.m., local time. Each shareholder of an acquired company will be entitled to one vote per share with respect to the merger of that acquired company. At the joint special meeting, the shareholders of the acquired companies will vote whether to approve the mergers and to adopt and approve the acquisition agreement.

Vote Required

Under the Arizona Business Corporation Act, the affirmative vote of a majority of the issued and outstanding shares of an acquired company is required to approve the merger of that acquired company and to adopt and approve the acquisition agreement. If a shareholder abstains from voting, or if a broker holds shares and cannot vote those shares, then this will have the same effect as a vote against that particular merger.

As of the record date, 60% of the outstanding shares of common stock of Computer Graphics was, directly or indirectly, beneficially owned by Mr. Martens and Mr. Jensen. As of the record date, 100% of the outstanding shares of common stock of CG Marketing, Enstech, Norman Riley and Vi-Tech was, directly or indirectly, beneficially owned by Mr. Martens and Mr. Jensen. Mr. Martens and Mr. Jensen plan to vote in favor of the approval of the mergers and the approval and adoption of the acquisition agreement at the joint special meeting. The vote of the shares of common stock of each of the acquired companies beneficially owned by Mr. Martens and Mr. Jensen is sufficient to approve the mergers and the acquisition agreement without any action on the part of any other shareholders of any of the acquired companies.

At the date of this information statement/prospectus, Acxiom does not own any shares of common stock of any of the acquired companies.

Other Matters To Be Considered

It is not anticipated that any other matter will be brought before the shareholders of any of the acquired companies at the joint special meeting.

                                   The Mergers

The terms and conditions of the mergers are set forth in the acquisition agreement, which is attached to this document as Annex A. The following is a discussion of the material provisions of the acquisition agreement.

General

The acquisition agreement provides for:

1. the merger of CGA Acquisition Corporation #1 with and into Computer Graphics of Arizona, Inc. with Computer Graphics of Arizona, Inc. continuing as the surviving corporation and as a wholly-owned subsidiary of Acxiom;

2. the merger of CGA Acquisition Corporation #2 with and into CG Marketing of Arizona, Inc. with CG Marketing of Arizona, Inc. continuing as the surviving corporation and as a wholly-owned subsidiary of Acxiom; and

3. the merger of Enstech Resources, Inc., Norman, Riley & Associates, Inc. and Vi-Tech, Inc. with and into CGA Acquisition Corporation #3 with CGA Acquisition Corporation #3 continuing as the surviving corporation and as a wholly-owned subsidiary of Acxiom.

Each of the mergers shall be in accordance with the Arizona Business Corporation Act. Upon consummation of the mergers, each of the issued and outstanding shares of common stock of the acquired companies will be converted into the right to receive shares of Acxiom common stock.

The aggregate number of shares of Acxiom common stock to be issued in connection with the mergers will be 2,000,000 Acxiom shares. However, if the value of 2,000,000 shares of Acxiom common stock on the closing date for the mergers is greater than $46.2 million or less than $43.0 million based on the average of the high and low price of Acxiom shares over the fifteen trading days ending two business days prior to the closing, the number of shares Acxiom will issue will be adjusted so that the shareholders receive shares having a value no greater than $46.2 million and no less than $43.0 million based on that average market price. The total Acxiom shares to be issued will be allocated among the acquired companies as follows:

Acquired Company                                      Allocation Percentage

Computer Graphics                                              50%
CG Marketing                                                   30%
Enstech                                                        10%
Norman Riley                                                    5%
Vi-Tech                                                         5%

The number of shares of Acxiom common stock allocated to each acquired company shall be further allocated and delivered to the shareholders of each acquired company based upon each individual shareholder's ownership interest in the acquired company.

Based on the 15-day average market price of Acxiom common stock as of March 31, 1999 of $25.24, the following exchange ratios would apply:

Acquired Company                                        Exchange Ratio

Computer Graphics                                          45.75768
CG Marketing                                              274.54605
Enstech                                                   915.15352
Norman Riley                                               45.75768
Vi-Tech                                                    45.75768

Based on this 15-day average market price and the resulting exchange ratios, the shareholders of the acquired companies would own approximately 2% of the Acxiom common stock as a result of the mergers. The actual 15-day average market price applicable at the closing of the mergers and the resulting exchange ratios and ownership percentages may be different from the amounts based on this 15-day average market price.

No fractional shares of Acxiom common stock will be issued as a result of the mergers. In lieu of the issuance of fractional shares, each shareholder of an acquired company who would otherwise be entitled to a fractional share of Acxiom common stock will receive a cash payment equal to the product of the 15-day average market price of a share of Acxiom common stock multiplied by the fractional share of Acxiom common stock otherwise issuable to that shareholder.

Real Estate Acquisition By Acxiom

The mergers are conditioned upon Acxiom acquiring, through the issuance of Acxiom common stock, real estate from the partnership as of the closing date for the mergers. The real estate Acxiom is acquiring is an office building leased by the partnership to Computer Graphics. The operations of all the acquired companies are conducted in this office building. There are no other tenants in this office building.

Acxiom is acquiring this real estate from the partnership through the issuance of a number of shares of Acxiom common stock, based on the 15-day average market price of Acxiom common stock, having an aggregate value equal to $5,047,500 . The purchase price for the real estate was established by an appraisal procedure previously agreed on by the partnership and Acxiom. This procedure required that each of Acxiom and Mr. Martens and Mr. Jensen obtain independent appraisals of the fair market value of the real estate. If the fair market value determined by the appraisal obtained by Acxiom was within 10% of the fair market value from the appraisal obtained by Mr. Martens and Mr. Jensen, the purchase price for the real estate would be the average of those two values. Because the Acxiom appraisal was within 10% of the Martens and Jensen appraisal, the $5,047,500 purchase price for the real estate was determined by averaging those two appraisals.

No fractional shares of Acxiom common stock will be issued to the partnership in the acquisition of the real estate. In lieu of the issuance of a fractional share, the partnership will receive a cash payment equal to the product of the 15-day average market price multiplied by the fractional share of Acxiom common stock otherwise issuable.

Background Of The Transactions

The management of Acxiom and the acquired companies began considering a potential combination in August, 1998. A letter of intent was finalized and executed on September 29, 1998. The acquisition agreement was executed on December 31, 1998. The acquisition agreement was approved by the boards of directors of the acquired companies on December 28, 1998. The acquired companies have not received any other offers from any other parties.

Board Of Director Recommendations

The boards of directors of the acquired companies believe the mergers are in the best interest of the shareholders of the acquired companies and recommend that the shareholders of the acquired companies vote for the approval of the mergers and the approval of the acquisition agreement. The boards of directors of each of the acquired companies in approving and recommending the mergers to their shareholders reviewed the following factors:

- the financial condition, assets, results of operations, business and prospects of the acquired companies and the risks involved in achieving those prospects in view of the current industry, economic and market conditions. The boards of directors noted in particular the competitive industry in which the acquired companies operate, the increase in consolidation in the industry and the substantial investment that would be required to remain competitive;

- the aggregate value of Acxiom shares to be received by the shareholders compared to the book value of the acquired companies, which amount represents a premium over book value;

- the enhanced liquidity to the shareholders resulting from exchanging a privately held, illiquid investment for shares of a publicly traded company;

- the shareholders would receive shares of stock in Acxiom, a much larger company operating in a broader sector of the information management and delivery industry. The boards of directors believed that the acquired companies would be unable to achieve expansion into these broader industry sectors without significant financial investment;

- the expected tax-free treatment of the mergers. The board of directors noted that shareholders current tax positions would not be disadvantaged by the mergers;

-    the expected accounting treatment of the mergers as a pooling-of-interests;

-    the  strategic  and  financial   alternatives  available  to  the  acquired
     companies, including remaining as independent companies, taking into account the competitive forces in the information management and delivery industry;

- the historical prices of shares of Acxiom common stock. The boards of directors noted that the price of the shares of Acxiom common stock had performed well over the past five years thereby giving the board of directors reason to believe that Acxiom was well managed and suggesting reasonable growth prospects for the future; and

- certain publicly available information with respect to the financial condition and results of operations of Acxiom.

In the judgment of the boards of directors, the factors cited above were sufficient to justify their conclusion that the transactions were in the best interests of the shareholders. While a fairness opinion would have provided additional information on which the board of directors could rely in reaching their decision, it was not necessary for them to reach their conclusion. The boards of directors, as principals in the acquired companies, are intimately involved in the operations of the acquired companies and sufficiently familiar with the information management and delivery industry to be aware of the relative value of the acquired companies within that industry. The boards also took into account the strong views of the controlling shareholders that they did not believe a fairness opinion was necessary and that the costs of obtaining a fairness opinion would outweigh any benefits that it would provide. Given the controlling shareholders' views and agreement to vote in favor of the transactions and the substantial expenses involved, the boards of directors concluded that obtaining a fairness opinion was not necessary or in the best interests of the shareholders. In addition, in view of the wide variety of material factors considered in connection with their evaluation of the mergers, the boards of directors of the acquired companies did not find it practicable to, and did not, quantify or otherwise attempt to assign relative weights to specific factors considered in reaching their determinations.

The $5,047,500 purchase price for the real estate was determined by averaging independent appraisals obtained by each of Acxiom and Mr. Jensen and Mr. Martens as discussed on page 19 under Real Estate Acquisition by Acxiom.

Effective Time Of The Mergers; Exchange Of Stock Certificates

The mergers will be consummated on the date that articles of merger are filed with the Arizona Secretary of State or at a later time if specified in the articles of merger. The parties contemplate that this closing will occur as soon as possible after the necessary approvals of the shareholders of the acquired companies have been obtained. On the date the mergers are consummated, stock certificates held by the shareholders of the acquired companies and title to the acquired real estate held by the partnership will be delivered to Acxiom and exchanged for the shares of Acxiom common stock that the shareholders and the owners of the real estate are entitled to receive.

Conduct Of Business Pending The Mergers

Each of the acquired companies has agreed that prior to consummation of the mergers,

-    it will conduct its businesses in the ordinary course,

- it will use its reasonable best efforts to preserve its organization intact and to keep available the services of its present officers and employees, and to preserve the goodwill of customers, suppliers, and others having business relations with it,

- it will maintain its properties in the same working order and condition as its properties are in as of the date of the acquisition agreement, reasonable wear and tear excepted,

- it will not make or permit any change in its articles of incorporation or bylaws, or in its authorized, issued or outstanding securities,

- it will not grant any stock option or right to purchase any security of the acquired companies, issue any security convertible into such securities, purchase, redeem, retire or otherwise acquire any of such securities, or agree to do any of these things,

- it will not make any nonrequired contribution to, or distribution from, any employee benefit plan, pension plan, stock bonus plan, 401(k) plan or profit sharing plan,

- it will not increase the compensation payable or to become payable by it to any officer, director, employee, consultant or agent and not make any bonus payment or arrangement to any officer, director, employee, consultant or agent other than in the ordinary course of business consistent with past practice,

- it will not take any action, or permit any action to be taken within its control, which would prevent the qualification of any of the mergers as a reorganization within the meaning of Section 368(a) of the Code,

- it will not enter into any data or software license agreement with a term of one year or longer or involving aggregate obligations in excess of $150,000 which is not assignable without restriction in connection with the mergers,

- it will not change any of its banking arrangements or grant any powers of attorney and

-    it will not change any of its accounting methods or practices.

Acxiom has agreed that  prior to  consummation  of the mergers

- it will conduct its businesses and the businesses of its subsidiaries only in the ordinary and usual course of business and consistent with past practices,

-    there will be no material changes in the conduct of Acxiom's operations,

- it will not sell or pledge or agree to sell or pledge any stock owned by it in any of its subsidiaries, amend its certificate of incorporation or by-laws, split, combine or reclassify any shares of its outstanding capital stock, declare, set aside or pay any dividend or other distribution payable in cash, stock or property, redeem or otherwise acquire any shares of its capital stock or shares of the capital stock of any of its subsidiaries or consolidate or merge with or into another company unless at least 50% of the board of directors of the surviving entity are members of the board of directors of Acxiom immediately prior to such merger or consolidation or are otherwise designated by Acxiom,

- neither it nor any of its subsidiaries will authorize for issuance, issue or sell or agree to issue or sell any additional shares of, or rights of any kind to acquire any shares of, its capital stock of any class or enter into any contract, agreement, commitment or arrangement with respect to the matters in this clause,

- it will use its reasonable best efforts to preserve the business organization of Acxiom and its subsidiaries, keep available the services of its and its subsidiaries' present officers and key employees, and preserve the goodwill of those having business relationships with it and its subsidiaries,

- it will not enter into any transaction not in the ordinary course of business if that transaction would have a material adverse effect on the business or financial condition of Acxiom and its subsidiaries or a material adverse effect on the shares to be issued in connection with the transactions contemplated by the acquisition agreement, and

- it will not take any action, or permit any action within its control, which would prevent the treatment of Acxiom's acquisition of the acquired companies as a pooling-of-interests for accounting purposes or the qualification of any of the mergers as a reorganization within the meaning of Section 368(a) of the Code.

Conditions; Representations And Warranties/Indemnification/Escrow; Amendment And Termination

Conditions

The obligations of the acquired companies to consummate the mergers are subject to the satisfaction or waiver of the following conditions at or before the closing for the mergers:

- The necessary vote of the shareholders of the acquired companies approving the mergers;

- Mr. Martens and Mr. Jensen having delivered to Acxiom covenants not to compete;

- The receipt by Acxiom of evidence reasonably satisfactory to Acxiom that the acquired companies have rights to use software used in products of Vi-Tech and developed under agreement by a third-party vendor for the acquired companies without the requirement of a payment to the third-party vendor;

-    Acxiom acquiring the real estate from the partnership;

- Acxiom having received an opinion from KPMG LLP that the mergers and the acquisition of the real estate will qualify for pooling-of-interests accounting treatment;

- The acquired companies and Mr. Martens and Mr. Jensen having received a favorable opinion from Hughes Hubbard & Reed LLP that each of the mergers will qualify as a reorganization within the meaning of Section 368(a) of the internal revenue code.

Each of these conditions may be waived by the party that has required it.

Representations and Warranties/Indemnification/Escrow

The acquisition agreement contains a number of representations and warranties by Acxiom, the acquired companies and Mr. Martens and Mr. Jensen. The material accuracy of these representations and warranties as of the closing date for the transactions is a condition to the obligation of the parties to the acquisition agreement to consummate the transactions. The representations and warranties relate to matters such as the organization of each company, the authority of each company to transact its business, to enter into the acquisition agreement and to consummate the transactions contemplated by the acquisition agreement and the absence of changes in the financial condition of the acquired companies since October 31, 1998.

The acquisition agreement contains provisions which require the indemnification of losses incurred by a party to the acquisition agreement as a result of a breach by another party of a representation, warranty or covenant in the acquisition agreement. No indemnification shall be payable by the shareholders of the acquired companies until the aggregate amount of all losses covered by their obligations to indemnify exceeds $450,000. At the closing, the shareholders of the acquired companies and the partnership will be required to deposit into escrow five percent (5%) of the shares of Acxiom common stock received at the closing for general and specific indemnification matters. These deposits are for the purpose of securing the indemnification obligation relating to the representations, warranties or covenants of the acquired companies and Mr. Martens and Mr. Jensen in the acquisition agreement.

Those escrowed shares that are not designated for specific tax and software contract matters will be held until one year after the closing. Any of these shares remaining in escrow after one year will be released, except shares sufficient to cover possible losses from pending claims will be held until the pending claims are resolved.

Part of the shares in escrow are designated to cover specific tax and software contract matters that might require indemnification of Acxiom and will be held until June 30, 2000 or, for tax matters, until the applicable statute of limitations has expired. Any shares remaining after these periods will be released, except that shares sufficient to cover possible losses from pending claims will be held until the pending claims are resolved. Upon the resolution of any indemnification claims for which shares are held and not used to satisfy a loss arising from the indemnification claims, those remaining shares shall be distributed to the shareholders of the acquired companies in accordance with the provisions described above. No claims for indemnification of the type indicated may be made by Acxiom after each of the dates discussed above. No claims for indemnification may be made by Mr. Martens and Mr. Jensen after June 30, 2000.

By voting in favor of the mergers, a shareholder of an acquired company is approving the terms and conditions of the escrow arrangements described in the acquisition agreement as well as the escrow agreement covering those arrangements and is thereby agreeing to share in the obligations to indemnify Acxiom under the acquisition agreement to the extent of the shares deposited in escrow.

Amendment/Termination

The acquisition agreement may be amended by agreement among Acxiom, the acquired companies and Mr. Martens and Mr. Jensen. The acquisition agreement may be terminated by either Acxiom or the acquired companies and Mr. Martens and Mr. Jensen if, by June 30, 1999, specified conditions in the acquisition agreement have not been satisfied or waived. If material terms of the acquisition
agreement    are    amended    after    distribution    of    the    information
statement/prospectus, Acxiom will redistribute an information statement/prospectus that reflects the amendments.

Federal Income Tax Considerations

The following discussion sets forth the material U.S. federal income tax consequences of the mergers and is based on the advice of Hughes Hubbard & Reed LLP. The discussion of United States income tax laws set out below is based on the Internal Revenue Code of 1986, as amended, Treasury regulations, judicial decisions, and published positions of the Internal Revenue Service as of the date hereof and is subject to any changes occurring in United States law after that date. No rulings have been or will be requested from the IRS regarding these matters.

This discussion does not deal with (a) all aspects of U.S. federal income taxation that may be relevant to a particular acquired company's shareholders based on each shareholder's particular circumstances, (b) an acquired company shareholder who acquires or acquired shares of any acquired company's stock as compensation, or (c) any aspect of state, local or non-United States tax laws. Finally, this discussion is limited to investors who held shares of any acquired company's stock and will hold shares of Acxiom common stock as "capital assets" within the meaning of Section 1221 of the Code.

Each acquired company shareholder is urged to consult his or her own tax advisor concerning the consequences to him or her of the mergers.

Transfer of Acquired Companies Shares Pursuant to the Mergers

The mergers have been structured with the intent that each will qualify as a reorganization within the meaning of Section 368(a) of the Code. If they so qualify, then for U.S. federal income tax purposes:

         (a) except with respect to cash received in lieu of a fractional share of Acxiom common stock, no gain or loss will be recognized by shareholders of the acquired companies who exchange their shares of stock of any acquired company for shares of Acxiom common stock pursuant to the mergers;

         (b) the tax basis of Acxiom common stock received in the mergers will be the same as the tax basis of the shares of acquired companies stock exchanged;

         (c) the holding period of shares of Acxiom common stock in the hands of shareholders of the acquired companies will include the holding period of the shares of acquired companies stock exchanged; and

         (d) cash payments received by dissenting shareholders of the acquired companies will be treated as distributions in redemption of the shares of acquired companies stock subject to the provisions and limitations of Section 302 of the Code. In general, a shareholder of an acquired company will recognize capital gain or loss equal to the difference between the cash received and the shareholder's tax basis in the shares of acquired company stock provided that the shareholder does not own and is not considered to own, under the constructive ownership rules of the Code, any shares of Acxiom common stock after the mergers.

Shareholders of the acquired companies who receive cash in lieu of fractional shares of Acxiom common stock in the mergers will be treated as though they actually received fractional shares and those fractional shares were redeemed by Acxiom immediately after receipt. Any redemption payments will generally result in the recognition of capital gain or loss equal to the difference between the cash received and the tax basis of the fractional share.

The obligations of the acquired companies to effect the mergers are conditioned upon the receipt by Mr. Martens and Mr. Jensen and the acquired companies of an opinion by Hughes Hubbard & Reed LLP substantially to the effect that each of the mergers will qualify as a reorganization within the meaning of Section 368(a) of the Code.

The opinion of Hughes Hubbard & Reed LLP will be based on certain assumed facts, including the assumption that cash received by shareholders of each acquired company who exercise dissenter's rights will not exceed 10 percent of the net assets that the acquired company held immediately prior to the consummation of the mergers, and will not exceed 30 percent of the gross assets that the acquired company held immediately prior to the consummation of the mergers. The opinion will also be based on representations received from Acxiom, the acquired companies, and Mr. Martens and Mr. Jensen.

If Hughes Hubbard & Reed LLP is unable to render its opinion and if Mr. Martens and Mr. Jensen and the acquired companies determine to proceed with the mergers without the opinion of Hughes, Hubbard & Reed LLP, Acxiom will supplement this information statement/prospectus with a discussion of any material changes in U.S. federal income tax consequences of the mergers.

Acquisition of Real Estate From Partnership

The purchase of the real estate by Acxiom from the partnership will be a taxable exchange to the partnership.

Resale Restrictions

The shares of Acxiom common stock to be issued to shareholders of the acquired companies in connection with the mergers have been registered under the Securities Act. All shares of Acxiom common stock received by shareholders of the acquired companies in the mergers will be freely transferable, except that shares of Acxiom common stock received by persons who are deemed to be affiliates of the acquired companies prior to the mergers may be resold by them only in transactions permitted by the resale provisions of Rule 145 promulgated under the Securities Act. Persons who are affiliates of the acquired companies or Acxiom generally include individuals or entities that control, are controlled by, or are under common control with, that party and may include certain officers and directors as well as principal stockholders of each party. This information statement/prospectus does not cover resales of Acxiom common stock received by any person who may be deemed to be an affiliate of the acquired companies. Mr. Martens and Mr. Jensen and the ESOP may be deemed to be affiliates. It is a condition to Acxiom's obligations under the acquisition agreement that the ESOP and each of Mr. Martens and Mr. Jensen execute an affiliate letter setting forth restrictions on each affiliate's ability to sell the shares of Acxiom common stock received in the mergers. The restrictions arise from the applicable provisions of Rules 144 and 145 under the Securities Act.

In addition, in order for the transactions to qualify as a pooling-of-interests for accounting and financial reporting purposes, an affiliate of either Acxiom or the acquired companies may not sell, except for minimal amounts, or in any other way reduce his risk relative to, the shares of Acxiom common stock until after Acxiom publishes financial results covering at least 30 days of combined post-merger operations of Acxiom and the acquired companies.

Comparison Of Rights Of Acxiom And Acquired Companies Shareholders

Acxiom is incorporated under the laws of the State of Delaware. Each of the acquired companies is incorporated under the laws of the State of Arizona. If the mergers are consummated in accordance with the terms of the acquisition agreement, the holders of common stock of the acquired companies will become stockholders of Acxiom and their rights following the mergers will be governed by the amended and restated certificate of incorporation of Acxiom, the by-laws of Acxiom, the Rights Agreement dated January 28, 1998 between Acxiom and First Chicago Trust Company of New York, and the Delaware General Corporation Law, rather than the respective articles of incorporation and by-laws for the acquired company and the Arizona Business Corporation Act.

The following is a comparison of the material rights of holders of common stock of the acquired companies and of Acxiom. Copies of the Acxiom charter, the Acxiom by-laws and the Acxiom rights agreement may be obtained by calling Catherine Hughes at Acxiom at 501-342-1000.

Amendments to Charter. The Acxiom charter provides that the Acxiom charter may be altered, amended, or repealed and other provisions may be added by the affirmative vote of a majority of the votes entitled to be cast; provided, however, that the affirmative vote of the holders of at least 80% of the votes entitled to be cast is required to amend or adopt any provision inconsistent with the articles of the Acxiom charter concerning: directors; meetings of holders of common stock and action by holders of common stock without a meeting; by-laws; fair price provisions; and amendments.

The articles of incorporation of each acquired company may be altered, amended or repealed and other provisions may be added by affirmative vote of a majority of the votes entitled to be cast.

Mergers and Other Fundamental Transactions. The Acxiom charter requires the affirmative vote of the holders of not less than 80% of the votes entitled to be cast for the approval of certain business combinations, including any merger, consolidation, interested stockholder transactions, plan of liquidation or dissolution or recapitalization, with interested stockholders or affiliates of these entities. However, these interested stockholder business combinations require only the vote as is required by law and other Acxiom charter provisions if there is approval by a majority of the disinterested directors on the Acxiom board of directors or certain price and procedural requirements are met.

The Acxiom charter also provides that any merger or consolidation of Acxiom with any other person, any sale, lease, mortgage, pledge, or other disposition by Acxiom of its property or assets, any dissolution or liquidation of Acxiom, or revocation of the Acxiom charter that Delaware corporate law requires be approved by holders of Acxiom common stock, must be approved by the holders of at least 66 2/3% of the votes entitled to be cast by the holders of Acxiom common stock.

The articles and by-laws of each acquired company do not address the question of the required stockholder vote for mergers and other business combinations. In these cases, the Arizona Act requires transactions like the mergers to be approved by a majority of the outstanding stock of the corporation entitled to vote thereon.

Preemptive Rights. Neither the Acxiom charter nor Acxiom by-laws grants preemptive rights to Acxiom stockholders. The articles of incorporation for each of Norman Riley and Enstech grant preemptive rights to their respective stockholders.

Dissenters'/Appraisal Rights. Chapter 13 of the Arizona Act provides that a shareholder of an Arizona corporation may be entitled to dissent and obtain payment for the fair value of the shareholder's shares for the consummation of a plan of merger to which the corporation is a party. In addition, under the Arizona Act a shareholder is also entitled to dissent with respect to the consummation of a plan of share exchange, consummation of a sale or exchange of all or substantially all of the property of the corporation, some amendments to the articles of incorporation and some amendments to the by-laws of the corporation. With respect to the mergers, shareholders of the acquired companies should see Dissenters' Rights at page 23 for a further explanation of these rights.

The Delaware corporate law provides for appraisal rights to stockholders of Delaware corporations that are similar to the dissenters' rights under the Arizona Act; however, these rights are available only in the event of the merger or consolidation of the corporation. In addition, these rights do not apply to shares of a corporation which has more than 2,000 shareholders or whose shares are listed on a national securities exchange.

Special Meetings of Shareholders. A special meeting of shareholders of an Arizona corporation may be called by the corporation's board of directors or the persons authorized to do so by its articles of incorporation or by-laws.

Shareholders of Delaware corporations do not have a right to call special meetings unless such right is conferred upon the shareholders in the corporation's certificate of incorporation or by-laws. The by-laws of each of the acquired companies provide that special meetings of shareholders may be called at any time by the President, the holders of fifty percent (50%) or more of the capital stock entitled to vote or, in the case of Enstech and Norman
Riley, the Chairman, or, in the case of Computer Graphics, CG Marketing and Vi-Tech, a majority of the board of directors. The Acxiom by-laws provide that a special meeting may be called by the President, the Chief Executive Officer, the board of directors, by a committee of the board of directors which has been authorized by a resolution including this power or by the President if more than 50% of the holders of Acxiom common stock have filed a written demand for a meeting.

Shareholder Rights Plan. Acxiom has adopted a shareholder rights plan which may have the effect of delaying, deferring or preventing a change of control or acquisition of Acxiom. The shareholder rights plan provides that one preferred stock purchase right is attached to each outstanding share of Acxiom common stock and that each right can entitle its holder to purchase either Acxiom common stock or the stock of an acquiring company at a discount. The rights are triggered when a person becomes the beneficial owner of 20% or more of Acxiom's outstanding common stock. The rights are described in the registration statement on Form 8-A dated January 28, 1998, as amended by Form 8-A/A dated June 4, 1998, which is attached to this document as Annex H. The purpose of the rights agreement is to encourage potential acquirors to negotiate with Acxiom's board of directors prior to attempting a takeover and to give the board leverage in negotiating on behalf of all shareholders the terms of any proposed takeover.

None of the acquired companies has adopted a shareholder rights plan.

Accounting Treatment

Acxiom believes that the mergers and the acquisition of real estate from Martens, Jensen & Associates will qualify as a pooling-of-interests for accounting and financial reporting purposes. Consummation of the mergers is conditioned upon receipt by Acxiom of an opinion from KPMG LLP, Acxiom's independent public accountants, stating that the mergers and the real estate acquisition will qualify for pooling-of-interests accounting treatment.

Dissenters' Rights

Chapter 13 of the Arizona Business Corporation Act gives shareholders in each acquired company the right to dissent from the merger involving that acquired company and to obtain payment of the fair value of the shareholder's shares rather than receiving shares of Acxiom common stock. To receive payment of the fair value of his shares, the shareholder must comply in all respects with the requirements and procedures set forth in the Arizona Act for the exercise of dissenters' rights.

Any holder of stock of an acquired company who wishes to dissent from the merger involving that company and to obtain payment of the fair value of his shares shall deliver to the applicable acquired company, before the vote is taken on the merger, written notice of the shareholder's intention to demand payment for his shares if the merger is effectuated and not vote his shares in favor of such merger.

If the merger is approved, the surviving corporation in the merger shall, no later than ten days after consummation of the merger, deliver a written notice to all dissenting shareholders. The notice to the dissenters shall:

- state where the dissenting shareholder's demand for payment must be sent and where and when share certificates shall be deposited,

- supply a form for demanding payment that includes the date of the first announcement to news media or to shareholders of the terms of the proposed merger and that requires that the person asserting dissenters' rights certify whether he acquired beneficial ownership of the shares before the announcement date,

- set a date by which the surviving corporation must receive the payment demand, which date shall be at least 30 but not more than 60 days after the date this notice to the dissenters is delivered and

-    be accompanied by a copy of Sections 10-1320 through 10-1328 of the Arizona
     Act.

Each dissenting shareholder who has received this notice must demand payment before the demand date, certify whether he acquired beneficial ownership of his or her shares of stock of the acquired company before the date of the first announcement of the terms of the proposed mergers and deposit the certificates representing the shares in accordance with the terms of this notice to the dissenters. A dissenting shareholder who has complied with these obligations is referred to as a complying shareholder. A dissenting shareholder who does not demand payment or deposit his share certificates by the demand date is not entitled to payment for his shares pursuant to Sections 10-1320 through 10-1328 of the Arizona Act.

Upon receipt of a payment demand, the acquired company shall pay each complying shareholder the amount the acquired company estimates to be the fair value of the complying shareholder's shares of stock plus accrued interest. The fair value of the shares shall be the value thereof immediately before the effective time of the merger, excluding any appreciation or depreciation in anticipation of the merger.

If a complying shareholder believes that the amount paid by the acquired company is less than the fair value of the shares or that the interest was incorrectly calculated, if the acquired company fails to make payment within 60 days after the demand date, or if the acquired company, having failed to effectuate the merger, does not return the share certificates deposited with it within 60 days after the demand date, the complying shareholder may give written notice to the acquired company of the complying shareholder's own estimate of the fair value of his shares of stock and of the amount of interest due and may demand payment of this estimate, less any payment previously made by the acquired company. A complying shareholder waives the right to demand an additional payment unless he causes the acquired company to receive the additional payment notice within 30 days after the acquired company made payment for the complying shareholder's shares of stock.

If an additional payment notice remains unsettled, the acquired company shall commence a proceeding within 60 days after receiving the additional payment notice and shall petition the court to determine the fair value of the shares of stock and accrued interest. If the acquired company does not commence the proceeding within the 60-day period, it shall pay to each complying shareholder whose additional payment notice remains unsettled the amount demanded therein.

The obligation of the acquired companies and Mr. Martens and Mr. Jensen to effect the mergers is subject to the receipt by the acquired companies of a tax opinion from Hughes Hubbard & Reed LLP. Depending on the number of shareholders of the acquired companies who exercise dissenters' rights, Hughes Hubbard & Reed LLP may not be able to issue the required tax opinion.

In addition, the obligation of Acxiom to effect the mergers is subject to KPMG LLP rendering an opinion that Acxiom may account for the transactions as a pooling-of-interests. Depending on the number of shareholders of the acquired companies who exercise dissenters' rights, KPMG LLP may not be able to issue the required opinion.

Failure to take any required step in connection with the exercise of dissenters' rights may result in the loss of the rights. In view of the complexity of these provisions of the Arizona Act, shareholders of the acquired companies who are considering exercising their dissenters' rights under the Arizona Act should review Annex B carefully and should consult their legal advisors.

             Information Concerning The Acquired Companies Business

For purposes of this information statement/prospectus, Computer Graphics of Arizona, Inc., CG Marketing of Arizona, Inc, Enstech Resources, Inc., Norman, Riley and Associates, Inc. and Vi-Tech, Inc. have been combined and are presented as a single entity because they operate as a single business. The businesses and operations of the acquired companies are so significantly inter-related with one another that to discuss any acquired company separate from any others would not be meaningful. Computer Graphics and CG Marketing are the primary providers of services while Vi-Tech provides limited data products to customers. Enstech and Norman Riley only provide consulting and maintenance services to Computer Graphics. Additionally, Computer Graphics provides all of the computer processing services to CG Marketing.

Computer Graphics of Arizona, Inc.was incorporated in 1970.

CG Marketing of Arizona, Inc. was incorporated in 1989.

Enstech Resources, Inc. was incorporated in 1996.

Norman, Riley & Associates, Inc. was incorporated in 1994.

Vi-Tech, Inc. was incorporated in 1984 as Mail Management Services.

The acquired companies provide computer-based information management services with a focus on direct marketing as well as other related data-based products. The acquired companies' services include project design, cleaning, production and processing of data lists and programming. Additionally, the acquired companies offer the following data-related products: ACOLLAID, BDS Alert, Tele-pend and Vi-Tech. These products are delivered to customers using methods of matching data which are designed specifically by the acquired companies' staff and include data provided by a variety of comprehensive consumer databases. The acquired companies' customer base is primarily in the financial services industry and the collections industry. The acquired companies provide list processing services to 2 of the top 10 credit card issuers in the country.

Acquired Companies' Stock And Dividend Information

Each of the acquired companies is a privately-held company and there is no established trading market for shares of common stock of any of the acquired companies. As of the date of this information statement/prospectus, Computer Graphics had four shareholders of record, each of Enstech and Norman Riley had two shareholders of record and each of CG Marketing and Vi-Tech had three shareholders of record. Computer Graphics has paid the following total dividends to its shareholders: $160,000 paid in June 1998; $152,922 paid in June 1997; and $116,172 paid in June 1996. The Ronald L. Jensen Revocable Trust, the Clara L. Jensen Revocable Trust and the James K. Martens and Constance Jean Martens Trust, the record owners of 60% of the outstanding stock of Computer Graphics, have waived their rights to receive any dividends paid by Computer Graphics. As a result of such waivers, the Trusts did not receive any portion of the dividends paid in 1996, 1997 and 1998.

None of the other acquired companies has ever paid any dividends on its capital stock.

The acquisition agreement prohibits each of the acquired companies from declaring or paying any dividends until the closing date for the mergers or the earlier termination of the acquisition agreement.

Security Ownership Of Certain Beneficial Owners And Management Of The Acquired Companies

The following tables set forth for each of the acquired companies the following information regarding beneficial ownership of the common stock of the acquired company as of March 31, 1999:

-    ownership  by  each  person  owning   beneficially  more  than  5%  of  the
     outstanding shares,

-    ownership by each executive officer and director of the company,

-    ownership by all directors and executive officers as a group, and

- ownership estimate of the shares of Acxiom common stock to be owned by these persons upon consummation of the mergers based on a 15-day average market price for Acxiom common stock of $25.24, which is the 15-day average as of March 31, 1999.

As of March 31, 1999, there were (a) 20,000 shares of common stock of Computer Graphics outstanding, (b) 2,000 shares of common stock of CG Marketing outstanding, (c) 2,000 shares of common stock of Norman Riley outstanding, (d) 200 shares of common stock of Enstech outstanding and (e) 2,000 shares of common stock of Vi-Tech outstanding. The address of each shareholder listed below is c/o Computer Graphics of Arizona, Inc., 19621 N. 23rd Drive, Phoenix, AZ 85027.

                       Computer Graphics of Arizona, Inc.


                                                 Number of    Percentage of
                        Number of                 Acxiom         Acxiom
                          Shares      Percent     Shares         Common
                       Beneficially     of      Beneficially      Stock
  Name                    Owned        Class      Owned           Owned

Ronald L. Jensen          6,000         30%      274,546          .353%

James K. Martens          6,000         30%      274,546          .353%

Computer Graphics of
  Arizona, Inc. Employee
  Stock Ownership Plan    8,000         40%      366,061          .470%

All Executive Officers
  and Directors as a
  Group (2 persons)      12,000         60%      549,092          .705%



                          CG Marketing of Arizona, Inc.

                                                    Number of    Percentage of
                         Number of                    Acxiom         Acxiom
                          Shares        Percent       Shares         Common
                       Beneficially       of       Beneficially       Stock
  Name                    Owned          Class        Owned           Owned

Ronald L. Jensen          1,000           50%        274,546          .353%

James K. Martens          1,000           50%        274,546          .353%

All Executive Officers
  and Directors as a
  Group (2 persons)       2,000          100%        549,092          .705%

                        Norman, Riley & Associates, Inc.

                                                    Number of    Percentage of
                        Number of                     Acxiom         Acxiom
                         Shares         Percent       Shares         Common
                       Beneficially       of       Beneficially       Stock
  Name                    Owned          Class        Owned           Owned

Ronald L. Jensen          1,000           50%         45,757          .059%

James K. Martens          1,000           50%         45,757          .059%

All Executive Officers
  and Directors as a
  Group (2 persons)       2,000          100%         91,514          .118%


                             Enstech Resources, Inc.

                                                    Number of    Percentage of
                        Number of                     Acxiom         Acxiom
                         Shares         Percent       Shares         Common
                       Beneficially       of       Beneficially       Stock
  Name                    Owned          Class        Owned           Owned

Ronald L. Jensen           100            50%         91,515          .118%

James K. Martens           100            50%         91,515          .118%

All Executive Officers
  and Directors as a
  Group (2 persons)        200           100%        183,030          .235%

                                  Vi-Tech, Inc.

                                                    Number of    Percentage of
                       Number of                      Acxiom         Acxiom
                        Shares          Percent       Shares         Common
                      Beneficially        of       Beneficially       Stock
  Name                   Owned           Class        Owned           Owned


Ronald L. Jensen         1,000            50%        45,757           .059%

James K. Martens         1,000            50%        45,757           .059%

All Executive Officers
  and Directors as a
  Group (2 persons)      2,000           100%        91,514           .118%

Based on this 15-day average market price, Mr. Martens and Mr. Jensen will each own 732,121 Acxiom shares following the mergers. Each will own approximately 1% of Acxiom's outstanding shares.

Additional Interests Of Mr. Martens And Mr. Jensen In The Mergers

In connection with the mergers, Acxiom has agreed to purchase from Martens, Jensen & Associates, an Arizona general partnership of which Mr. Martens and Mr. Jensen are the general partners, the building and premises located at 19621 North 23rd Drive, Phoenix, Arizona. The building presently is leased by the partnership to Computer Graphics on a month-to-month basis and serves as the principal place of business of the acquired companies. The purchase price for the building and premises will be $5,047,500 and was established by an appraisal procedure previously agreed to by the partnership and Acxiom and will be paid, concurrently with the closing of the mergers, to the partnership in Acxiom common stock based on the 15-day average market price of Acxiom common stock. The consummation of the mergers is conditioned on the concurrent completion of this acquisition. The appraisal procedure required that each of Acxiom and Mr. Martens and Mr. Jensen obtain independent appraisals of the fair market value of the real estate. If the fair market value determined by the appraisal obtained by Acxiom was within 10% of the fair market value from the appraisal obtained by Mr. Martens and Mr. Jensen, the purchase price for the real estate would be the average of those two values. Because the Acxiom appraisal was within 10% of the Martens and Jensen appraisal, the $5,047,500 purchase price for the real estate was determined by averaging those two appraisals.

Each of Mr. Martens and Mr. Jensen will have as of the closing date a loan payable to Computer Graphics. As of the date of the acquisition agreement, December 31, 1998, the loans to Mr. Martens and Mr. Jensen were in the amount of approximately $469,000 and $712,000, respectively. The acquisition agreement requires these loans to be repaid between 12 and 14 months after the closing date for the mergers and provides that the loans may be repaid with shares of Acxiom common stock based on the 15-day average market price of Acxiom common stock at the time of repayment. The loans shall bear interest at the short-term interest rate determined, as of the closing date, pursuant to Section 1274(d) of the Internal Revenue Code. In accordance with Section 1274(d) of the Code, the short term interest rate will be the Federal short term rate determined by the Secretary of the Treasury for the month during which the closing occurs. Section 1274(d) states that the rate will be based on the average market yield on outstanding marketable obligations of the United States with remaining periods to maturity of 3 years or less.

Except as noted above, no officer or director of any of the acquired companies has any interest in the mergers that is in addition to his or her interest as a shareholder.

Management's Discussion And Analysis Of Results Of Operations And Financial Condition Of The Acquired Companies

Results of Operations

Nine Months Ended December 31, 1998 Compared with Nine Months Ended December 31,1997

In mid 1997, the acquired companies adopted a strategic plan to focus on more profitable areas such as data products and database services. Internal costing analysis indicated laser print services contributed operating margins that were below the acquired companies' aggregate operating margin. The laser print operations consumed a disproportionate share of resources that otherwise could be redeployed to the more profitable areas of the acquired companies. As a result, management decided to transition from these less profitable operations and channel resources into development of data products and to increase efforts to develop expertise in the marketing database industry.

Combined revenues for the nine months ended December 31, 1998 were $17,372,000 compared to $17,150,000 for the same period a year ago, a 1% increase. Decreased revenues from laser print operations were the primary reason for the low growth. Revenues from laser print operations for the nine-month period ended December 31, 1998 were $1,238,000 compared to $3,269,000 for the same period a year ago. Excluding the laser print operations, revenues were $16,134,000 for the nine-month period ended December 31, 1998 compared to $13,881,000 for the same period a year ago, a 16% increase.

Salaries and benefits for the nine months ended December 31, 1998 were $7,751,000 compared to $6,663,000 for the same period a year ago, an increase of 16%. The primary reason for the increase was an increase in associates to support the business growth. Computer, communications and other equipment expenses, which include leases, software, maintenance and supplies, were $1,146,000 for the nine months ended December 31, 1998 compared to $890,000 for the same period a year ago, an increase of 29%. The increase was attributable to increased lease expense and the related software costs for a new computer system required for business growth. Data costs, which include royalties and licensed data, were $2,891,000 for the nine months ended December 31, 1998 compared to $2,992,000 for the same period a year ago, a decrease of 3%. The decrease was primarily attributable to the discontinuation of the laser print operations.

Other operating costs and expenses, which include subcontract printing, consulting, rent and administrative, were $3,875,000 for the period ended December 31, 1998 compared to $4,872,000 for the same period a year ago, a decrease of 20%. The decrease was primarily attributable to a decrease in expenses of laser print operations of $1,976,000 related to discontinuation of that service. Excluding the laser print operations, other operating costs and expenses were $2,877,000 for the period ended December 31, 1998 compared to $1,898,000 for the same period a year ago, an increase of 52%. Of this increase, $202,000 was related to an increase in consulting expenses related to a new accounting software installation and requirements for technical resources, $68,000 was related to increased promotion and advertising, $150,000 was related to rent expense, $400,000 was related to outside consulting and compensation and $159,000 was related to increased travel to support revenue.

Year Ended March 31, 1998 Compared with Year Ended March 31, 1997

Combined revenues for the year ended March 31, 1998 were $23,309,000 compared to $19,993,000 for the same period a year ago, a 17% increase. Revenue from laser print operations was $3,573,000 for the year ended March 31, 1998 compared to $4,648,000 for the comparable period one year ago. Excluding the laser print operations, revenues were $19,736,000 for the year ended March 31, 1998 compared to $15,345,000 for the same period a year ago, an increase of 29%.

Salaries and benefits were $9,012,000 for the year ended March 31, 1998 compared to $7,320,000 for the same period a year ago, an increase of 23%. The increase was primarily due to a 25% increase in the number of associates. Computer, communications and other equipment costs were $1,191,000 for the year ended March 31, 1998 compared to $1,265,000 for the same period a year ago, a decrease of 6%. The decrease was primarily due to computer equipment becoming fully depreciated. Data costs were $5,136,000 for the year ended March 31, 1998 compared to $2,884,000 for the same period a year ago, a 78% increase. The increase was primarily attributable to costs for new data products.

Other operating costs were $6,198,000 for the year ended March 31, 1998 compared to $6,670,000 for the prior year. This 7% decrease was attributable to a decrease in laser print operations costs of $815,000 relating to the discontinuation of those services. Excluding the effect of the discontinuation of laser print operations, other operating costs increased $343,000 or 14% for the year ended March 31, 1998 compared to the prior year. This 14% increase was due to normal growth in expenses necessary to support revenue.

Year Ended March 31, 1997 Compared with Year Ended March 31, 1996

Combined revenues for the year ended March 31, 1997 were $19,993,000 compared to $15,128,000 for the prior year, a 32% increase. The increase was attributable to increased data products sales of $2,942,000 and additional business within the financial services industry of $1,923,000.

Salaries and benefits increased 51% to $7,320,000 for the year ended March 31,1997 compared to $4,835,000 for the prior year. The increase was due to additional associates to support the business growth experienced during fiscal 1997. Computer, communications and other equipment costs increased 32% to $1,265,000 for the year ended March 31, 1997 compared to $961,000 for the same period one year ago. The increase is attributable to additional maintenance costs necessary to support increased processing requirements. Data costs were $2,884,000 for the year ended March 31, 1997 compared to $1,575,000 for the prior year, an increase of 83%. The increase was due to costs of $720,000 associated with growth in revenue from data products and $589,000 associated with the development of new data products.

Other operating costs and expenses increased 16% to $6,670,000 for the year ended March 31, 1997 compared to $5,743,000 for the prior year. Of this increase, $592,000 was related to laser print operations, which were subsequently discontinued, $92,000 was related to the installation of a management software system and $243,000 was related to increases in rent.

Capital Resources and Liquidity

Working capital at December 31, 1998 totaled $6,747,000 compared to $5,381,000 at March 31, 1998. As of both December 31, 1998 and March 31, 1998 the acquired companies had no long-term debt. Cash provided by operating activities was $215,000 for the nine months ended December 31, 1998 compared to $499,000 for the same period one year ago. The primary reason for the decrease in cash provided by operating activities is an increase in other current assets, including $772,000 in shareholder loans.

Investing activities used $146,000 in the nine months ended December 31, 1998 compared to $214,000 in the year-earlier period. All of the investing activities in the period and the same period a year ago related to capital expenditures. Financing activities in the current period provided $273,000, which represents payments from the ESOP on a note payable.

While the acquired companies do not have any material contractual commitments for capital expenditures, additional investments in facilities and computer equipment will continue to be necessary to support the growth of the business. In addition, new contracts frequently require up-front capital expenditures in order to acquire or replace existing assets. Management believes that the combination of existing working capital and anticipated funds to be generated from future operations are sufficient to meet the acquired companies' current operating needs as well as to fund the anticipated levels of expenditures. If additional funds are required, the acquired companies would attempt to secure credit lines to generate cash, followed by additional borrowings to be secured by the acquired companies' assets. Management believes that the acquired companies have adequate borrowing capacity to raise capital, which could be used to support future growth.

                         Information Concerning Acxiom

Information about Acxiom's business and its financial statements can be found in the Annual Report on Form 10-K, as amended, which is included with this document as Annex C and in the Current Reports on Form 8-K, which are included with this document as Annex F. Reports on Form 10-Q for the quarterly periods ended June 30, 1998, September 30, 1998 and December 31, 1998 are included with this document as Annex D. Information concerning Acxiom's directors and executive officers, including their compensation and ownership of Acxiom common stock, can be found in the joint proxy statement/prospectus dated August 17, 1998, which is included with this document as Annex E. A description of Acxiom common stock and the preferred share purchase rights attached to the common stock can be found in the registration statements on Form 8-A, which are included with this document as Annexes G and H, respectively.

Information about Acxiom's financial results for fiscal year 1999 are contained in a press release dated May 11, 1999 which is included with this document as Annex 1.

                              Available Information

Acxiom is subject to the information requirements of the Securities Exchange Act of 1934 and files reports, proxy statements and other information with the
Securities and Exchange Commission. Acxiom has also filed a registration statement on Form S-4 with the Commission, and this information statement/prospectus constitutes a part of that filing. These reports, proxy statements, registration statements and other information can be inspected and copies made at the public reference room of the Commission, Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling the Commission at 1-800-SEC-0330. Acxiom's filings with the Commission also are available to the public at the Commission's web site: "http://www.sec.gov."

No person has been authorized to give any information or make any representation not contained in this information statement/prospectus and, if so given or made, the information or representation must not be relied upon as having been authorized. This information statement/prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities other than those to which it relates or an offer to sell or a solicitation of an offer to buy any securities in any jurisdiction in which, or to any person to whom, it is unlawful to make such offer or solicitation. Neither the delivery of this information statement/prospectus nor the sale of any securities offered by it shall imply that the information contained in this document or in the documents incorporated in this document by reference is correct at any time subsequent to the date of this information statement/prospectus or the documents incorporated by reference.

                                  Legal Matters

The validity of the issuance of the shares of Acxiom common stock being offered hereby will be passed upon for Acxiom by Catherine L. Hughes, Esq., General Counsel of Acxiom. Certain United States federal income tax matters with respect to the mergers will be passed upon for the acquired companies by Hughes Hubbard & Reed LLP.

                                     Experts

The consolidated financial statements of Acxiom Corporation, which are included in the Acxiom current report on Form 8-K dated February 8, 1999 attached as Annex F to this information statement/prospectus, except as they relate to May & Speh, Inc. as of September 30, 1996 and for the years ended September 30, 1996 and 1995, have been audited by KPMG LLP, independent accountants, and as they relate to May & Speh, Inc. as of September 30, 1996 and for the years ended September 30, 1996 and 1995, by PricewaterhouseCoopers LLP, independent accountants, whose reports appear in the Form 8-K. These financial statements have been annexed in reliance on the reports of these independent accountants given on the authority of these firms as experts in auditing and accounting.

                          Index To Financial Statements
                            Of The Acquired Companies

                                                                      Page

Index To Financial Statements                                          F-1

Unaudited Combined Statements of Earnings                              F-2

Unaudited Combined Balance Sheets                                      F-3

Unaudited Combined Statements of Cash Flows                            F-4

Notes to Unaudited Combined Financial Statements                       F-5

Acquired Companies
Unaudited Combined Statements Of Earnings
(In Thousands, Except Per Share Data)

                              For The Fiscal Years Ended         Nine Months
                                       March 31,              Ended December 31,
                             ----------------------------     ------------------
                              1996       1997       1998        1997       1998
                             ------     ------     ------      ------     ------
Revenue                     $15,128    $19,993    $23,309     $17,150    $17,372
Operating costs and
  expenses:
  Salaries and benefits       4,835      7,320      9,012       6,663      7,751
  Computer, communications
    and other equipment         961      1,265      1,191         890      1,146
  Data costs                  1,575      2,884      5,136       2,992      2,891
  Other operating costs
    and expenses              5,743      6,670      6,198       4,872      3,875
                             ------     ------     ------      ------     ------
    Total operating costs
      and expenses           13,114     18,139     21,537      15,417     15,663
                             ------     ------     ------      ------     ------
  Income from operations      2,014      1,854      1,772       1,733      1,709

Other income (expense):
  Interest expense              (67)       (94)       (47)        (47)         0
  Other, net                     53        254        108          83        154
                             ------     ------     ------      ------     ------
Earnings before income
  taxes                       2,000      2,014      1,833       1,769      1,863
Income taxes                    800        805        733         707        745
                             ------     ------     ------      ------     ------
Net earnings                $ 1,200    $ 1,209    $ 1,100     $ 1,062    $ 1,118
                             ======     ======     ======      ======     ======
Pro Forma earnings per
  share
  Basic and diluted           $0.66      $0.66      $0.60       $0.58      $0.61

Pro Forma average common
  shares outstanding
  Basic and diluted           1,830      1,830      1,830       1,830      1,830

---------------------------
See accompanying notes to unaudited combined financial statements.

Acquired Companies
Unaudited Combined Balance Sheets
(In Thousands)

                                         As Of March 31,            December 31,
                                       -------------------          -----------
                                        1997         1998               1998
                                        -----        -----              -----
ASSETS
Current Assets:
  Cash and cash equivalents            $1,852       $2,142             $2,484
  Trade accounts receivable, net        3,915        4,132              3,865
  Other current assets                    891          560              1,741
                                        -----        -----              -----
    Total current assets                6,658        6,834              8,090


Property and equipment                  1,406        1,634              1,780
  Less - Accumulated depreciation
    and amortization                      448          598                721
                                        -----        -----              -----
Property and equipment, net               958        1,036              1,059

Other assets                                5           76                 77
                                        -----        -----              -----
Total assets                           $7,621       $7,946             $9,226
                                        =====        =====              =====
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Trade accounts payable               $1,004         $930               $863
  Accrued expenses                        500          173                130
  Deferred revenue                        350          350                350
                                        -----        -----              -----
    Total current liabilities           1,854        1,453              1,343


Long-term debt, excluding current
  installments                            527            0                  0
Stockholders' equity:
  Common stock                             27           27                 27
  Additional paid-in capital            1,068        1,068              1,068
  Retained earnings                     4,571        5,671              6,788
  Unearned ESOP compensation             (426)        (273)                 0
                                        -----        -----              -----
    Total stockholders' equity          5,240        6,493              7,883
                                        -----        -----              -----
Total liabilities and stockholders'
  equity                               $7,621       $7,946             $9,226
                                        =====        =====              =====


----------------------------
See accompanying notes to unaudited combined financial statements.

Acquired Companies
Unaudited Combined Statements Of Cash Flows
(In Thousands)
                                                                  Nine Months
                                    For The Fiscal Years Ended       Ended
                                             March 31,            December 31,
                                    --------------------------   --------------
                                      1996     1997     1998     1997     1998
                                      -----    -----    -----    -----    -----
Cash flows from operating
  activities:
Net income                           $1,200   $1,209   $1,100   $1,062   $1,118
Depreciation and
  amortization                          273      240      150      113      123
Changes in operating assets and
  liabilities:
  Trade accounts receivable, net       (744)    (649)    (217)      (1)     267
  Other current assets                   58     (848)     331      612   (1,181)
  Trade accounts payable                200     (327)     (74)    (949)     (67)
  Accrued expenses                      344     (242)    (327)    (319)     (43)
  Other assets                          (25)      25      (71)     (19)      (2)
                                      -----    -----    -----    -----    -----
Net cash provided by (used in)
  operating activities                1,306     (592)     892      499      215

Cash flows from investing activities:
  Capital expenditures                 (278)    (313)    (228)    (214)    (146)
                                      -----    -----    -----    -----    -----
Net cash used in investing activities  (278)    (313)    (228)    (214)    (146)

Cash flows from financing activities:
  Increase (decrease) in long-term
    debt                              1,477     (950)    (527)    (527)       0
  Initial capitalization of Enstech       0    1,000        0        0        0
  Initial ESOP funding               (1,184)       0        0        0        0
  Dividends paid, net of ESOP
    remittance                            0      758      153      153      273
  Other changes in equity                 2        0        0        0        0
                                      -----    -----    -----    -----    -----
Net cash provided (used) by
  financing activities                  295      808     (374)    (374)     273

Net increase (decrease) in cash
  and cash equivalents                1,323      (97)     290      (89)     342


Beginning cash balance                  626    1,949    1,852    1,852    2,142
                                      -----    -----    -----    -----    -----
Ending cash balance                  $1,949   $1,852   $2,142   $1,763   $2,484
                                      =====    =====    =====    =====    =====
Supplemental cash flow information:
  Cash paid during the year for:
    Interest                            $67      $94      $47      $46       $0
    Income taxes                        263    1,970      958      578    1,060

-----------------------------------
See accompanying notes to unaudited combined financial statements.

Notes to Unaudited Combined Financial Statements of the Acquired Companies

(1) Summary of Significant Accounting Policies

(a)  Nature of Operations
The Company (as defined in (b)) provides computer based information management technology services with a focus on direct marketing as well as other data based products.

(b)  Financial Statement Presentation
The financial statements include the accounts of Computer Graphics of Arizona, Inc., CG Marketing of Arizona, Inc., Enstech Resources, Inc., Norman, Riley and Associates, Inc., and Vi-Tech, Inc., ("Company") all of which are principally owned by two major shareholders who also serve as officers. The financial statements of the individual entities have been combined similar to a pooling-of-interests. The individual entities have different fiscal year ends. The financial statements of each entity, prior to combining, were recast to a March 31 year end for purposes of this presentation and in the opinion of management include all adjustments necessary to present the financial statements in accordance with generally accepted accounting principles.

Revenue and net income from each of the combined entities is summarized as follows:

                                                                  Nine Months
                                      For The Fiscal Years Ended     Ended
                                               March 31,          December 31,
                                      --------------------------  ------------
                                        1996     1997     1998    1997    1998
                                       ------   ------   ------   -----   -----
REVENUES
  Computer Graphics of Arizona, Inc.  $ 8,321  $10,796  $11,374  $9,003  $7,327
  CG Marketing of Arizona, Inc.         6,807    9,197   11,921   8,147   9,658
  Enstech Resources, Inc.                   0        0        0       0       0
  Norman, Riley & Associates, Inc.          0        0        0       0       0
  Vi-Tech, Inc.                             0        0       14       0     387
                                       ------   ------   ------  ------  ------
Total Acquired Companies              $15,128  $19,993  $23,309 $17,150 $17,372
                                       ======   ======   ======  ======  ======

NET EARNINGS
  Computer Graphics of Arizona, Inc.     $636     $665     $517    $521    $481
  CG Marketing of Arizona, Inc.           564      544      582     541     612
  Enstech Resources, Inc.                   0        0        0       0       0
  Norman, Riley & Associates, Inc.          0        0        0       0       0
  Vi-Tech, Inc.                             0        0        1       0      25
                                        -----    -----    -----   -----   -----
Total Acquired Companies               $1,200   $1,209   $1,100  $1,062  $1,118
                                        =====    =====    =====   =====   =====

(c)  Accounts Receivable
Financial instruments which potentially subject the Company to concentration of credit risk consist primarily of trade receivables. The Company's credit risk is affected by general economic conditions. Additionally, the Company has two large customers which may be affected by changing economic conditions. Accounts receivable are presented net of allowance for doubtful accounts of $445,000 and $217,000 as of March 31, 1997 and 1998, respectively, and $203,000 at December 31, 1998.

(d)  Property and Equipment
Property and equipment are stated at cost and depreciated over the estimated useful life. Depreciation on computer and related equipment is calculated using an accelerated method over 3-5 years. Depreciation lives on other assets are as follows: leasehold improvements, 5-30 years; furniture and fixtures, 3-7 years; office equipment, 3-5 years and buildings, 31 years.

(e)  Revenue Recognition
The Company recognizes revenue when services are performed. All billed but unearned portions of revenue are reported as deferred revenue.

(f)  Income Taxes
Each affiliate included in these financial statements files separate income tax returns. Income taxes are accounted for under the asset and liability method. The Company does not have any deferred tax assets or liabilities for the periods presented.

(g)  Cash and Cash Equivalents
The  Company   considers  all  highly  liquid  debt  instruments  with  original maturities of three months or less to be cash equivalents.

(h) ESOP
During fiscal 1995, the Company established the Computer Graphics of Arizona Employee Stock Ownership Plan for the benefit of the Company's employees. In fiscal 1996, the Company borrowed $1,500,000 from two officers of the Company and loaned the proceeds to the ESOP for the purpose of providing sufficient funds to purchase shares of the Computer Graphics stock. These loans have been fully paid as of December 31, 1998.

(i) Use of Estimates
Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the related disclosures to prepare these combined financial statements in conformity with generally accepted accounting principles. Actual results could differ from these estimates.

(j) Earnings per Share
Pro forma earnings per share has been calculated by dividing net earnings by the pro forma weighted average shares outstanding. Pro forma shares outstanding have been computed by assuming the conversion of the outstanding shares of the acquired companies into Acxiom common shares based on the terms of the acquisition agreement between the acquired companies and Acxiom using an assumed 15-day average market price for Acxiom common stock of $25.24. See the discussion under Mergers-General in the information statement/prospectus.

(2) Property and Equipment
Property and equipment is summarized as follows:

                                           March 31,              December 31,
                                   ------------------------       ------------
                                     1997           1998             1998
                                   ---------      ---------        ---------
    Land                          $   83,000         83,000           83,000
    Buildings and improvements       746,000        797,000          854,000
    Computer equipment               242,000        433,000          554,000
    Furniture and fixtures            78,000         43,000           43,000
    Office equipment                 257,000        278,000          246,000
                                   ---------      ---------        ---------
    Total property and equipment   1,406,000      1,634,000        1,780,000
    Less accumulated depreciation    448,000        598,000          721,000
                                   ---------      ---------        ---------
                                  $  958,000     $1,036,000       $1,059,000

(3)  Leases
The Company leases office space, data processing equipment and office equipment under noncancellable operating leases. Future minimum lease payments under the noncancellable operating leases for the five years ending March 31, 2003 were as follows: 1999, $400,000; 2000, $400,000; 2001, $400,000; 2002, $127,000; 2003,
$36,000. Rent expense for fiscal 1996, 1997 and 1998 was $845,000,  $964,000 and
$1,040,000, respectively. Rent expense was $560,000 and $1,035,000 for the nine months ended December 31, 1997 and 1998, respectively.

(4)  Stockholders' Equity
The following is a summary of capital stock for each acquired company in the combined financial statements as of March 31, 1997 and 1998 and December 31, 1998:


Acquired Company                    Par Value              Outstanding
----------------                    ---------              -----------
Computer Graphics                     $1.00                  20,000

CG Marketing                           None                   2,000

Enstech                               $5.00                     200

Norman Riley                           None                   2,000

Vi-tech                                None                   2,000


(5)  Income Tax Expense
Income tax expense differs from the expected tax expense (computed by applying the U.S. Federal corporate tax rate of 35% to earnings before income taxes) primarily because of the effect of state income taxes, net of Federal income tax benefit.

(6) Related Party Transactions The Company leases its primary operating facilities from a partnership owned by two officers. Rent expense under the lease was $845,000, $949,000, and $1,021,000, for the years ended March 31, 1996, 1997 and 1998, respectively. Rent expense was $560,000 and $1,035,000 for the nine months ended December 31, 1997 and 1998, respectively. The lease expired in June of 1998 and is now on a month to month term. The above rent expense amounts are also included in note 3. As of December 31, 1998, the
Company had loans receivable from its two major shareholders of $1,181,000 included in other current assets.

(7)  Major Customers
In fiscal 1996, 1997 and 1998, the Company provided services to two major customers who accounted for more than 10% of revenue. The two customers accounted for 60%, 64% and 74% of total revenues in fiscal 1996, 1997 and 1998, respectively. For the year ended March 31, 1996, the two customers accounted for revenues of $5,800,000 and $3,200,000, respectively. For the year ended March 31, 1997, the two customers accounted for revenues of $7,600,000 and $5,100,000, respectively. For the year ended March 31, 1998, the two customers accounted for revenues of $11,500,000 and $5,800,000, respectively. For the nine months ended December 31, 1997, the two customers accounted for revenues of $6,028,000 and $4,241,000, respectively. For the nine months ended December 31, 1998 the two customers accounted for revenues of $7,001,000 and $4,536,000, respectively.

                                                                         Annex A

                    FIRST AMENDMENT TO ACQUISITION AGREEMENT

         This First Amendment ("Amendment") is made as of 12 April, 1999, to that certain Acquisition Agreement ("Acquisition Agreement") dated as of December 31, 1998, by and among:

Acxiom  Corporation,   a  Delaware  corporation   (hereinafter  referred  to  as
"Purchaser");

CGA Acquisition Corporation #1, an Arizona corporation and a wholly-owned subsidiary of Purchaser (hereinafter referred to as "Merger Sub #1"), CGA Acquisition Corporation #2, an Arizona corporation and a wholly-owned subsidiary of Purchaser (hereinafter referred to as "Merger Sub #2") and CGA Acquisition Corporation #3, an Arizona corporation and a wholly-owned subsidiary of Purchaser (hereinafter referred to as "Merger Sub #3) (Merger Sub #1, Merger Sub #2 and Merger Sub #3 are collectively referred to herein as the "Merger Subs");

Computer Graphics of Arizona, Inc., an Arizona corporation (hereinafter referred to as "CGA"), CG Marketing of Arizona, Inc., an Arizona corporation (hereinafter referred to as "CG Marketing"), Enstech Resources, Inc., an Arizona corporation (hereinafter referred to as "Enstech"), Norman, Riley & Associates, Inc., an Arizona corporation (hereinafter referred to as "Norman") and Vi-Tech, Inc., an Arizona corporation (hereafter referred to as "Vi-Tech") (CGA, CG Marketing, Enstech, Norman and Vi-Tech are hereinafter individually referred to as an "Acquired Company" or collectively as the "Acquired Companies"); and,

Ronald L. Jensen and James K. Martens, collectively, as trustees of certain revocable trusts, the majority shareholders of CGA, CG Marketing and Vi-Tech, and collectively the sole shareholders of Enstech and Norman (the "Shareholders").

Purchaser, the Merger Subs, the Acquired Companies and the Shareholders may be referred to individually as "Party" and collectively as the "Parties."

         WHEREAS, the Parties expected to consummate the transactions set forth in the Acquisition Agreement prior to March 31, 1999, and now anticipate that the Closing will not take place until after that date.

         WHEREAS, the Parties desire to amend the Acquisition Agreement to extend the deadline for Closing and other provisions of the Acquisition Agreement set forth herein.

         NOW,  THEREFORE,  in consideration of the above recitals and other good
and  valuable   consideration,   the  receipt  and   sufficiency   of  which  is
acknowledged, the Parties amend the Acquisition Agreement as follows:

1. The references to March 31, 1999 in Sections 8.1, 10.1.2 and 10.1.3 are changed to June 30, 1999.

2. Sections 2.11.4 and 2.11.5 are amended in full to read as follows:


                           2.11.4 Employee Benefit Plans. For the period of time
         between the Acquired Companies Effective Date and the Participation Date, Purchaser shall continue the qualified employee benefit plans of the Acquired Companies as in effect on the Acquired Companies Effective Date and the Affected Employees shall participate in such plans through the Participation Date. For purposes of Sections 2.11.4 and 2.11.5, the "Participation Date" is (i) in the event the Closing Date is on or before the tenth (10th) calendar day of a month, the first day of the month following the month in which the Closing Date occurs, or (ii) in the event the Closing is after the tenth (10th) calendar day of a month, the first day of the second month following the month in which the Closing Date occurs. Subject to the terms of the Purchaser's qualified employee benefit plans, beginning on the Participation Date, the Affected Employees shall participate in the qualified employee benefit plans of the Purchaser. Subject to Exhibit 2.11.4, Purchaser shall, or shall cause the Surviving Corporations to, give Affected Employees full credit for purposes of eligibility, vesting and determination of the level of benefits (but not for the purpose of benefit accrual under any defined benefit plan) under any qualified employee benefit plans maintained by the Purchaser or the Surviving Corporations on or after Participation Date for such Affected Employees' service with the Surviving Corporations and the Acquired Companies prior to Participation Date to the same extent recognized by the Surviving Corporations and the Acquired Companies under their plans. Notwithstanding the foregoing, the parties agree that the persons and entities listed in Exhibit 3.21 shall no longer participate or be eligible to participate in the qualified benefit plans of the Acquired Companies or Purchaser after the Closing Date. Notwithstanding anything in this Agreement to the contrary, the Acquired Companies shall have the right to amend any of their qualified employee benefits plans and take whatever other action the Acquired Companies deem necessary to accomplish the requirements of the immediately preceding sentence.

                           2.11.5 Other  Purchaser  Benefits.  For the period of
         time between the Acquired Companies Effective Date and the Participation Date, Purchaser shall continue the welfare benefit plans of the Acquired Companies as in effect on the Acquired Companies Effective Date and the Affected Employees shall participate in such plans through the Participation Date. Subject to the terms of the Purchaser's welfare benefit plans, including stock-based compensation plans, beginning on the Participation Date, the Affected Employees shall participate in such welfare benefit plans of Purchaser. Purchaser shall, or shall cause the Surviving Corporations to, (i) waive all limitations as to preexisting conditions exclusions and waiting periods with respect to participation and coverage requirements applicable to the Affected Employees under any such welfare benefit plans that such Affected Employees may be eligible to participate in on or after the Participation Date, other than limitations or waiting periods that are in effect with respect to such Affected Employees and that have not been satisfied as of the Participation Date under any such welfare benefit plans of the Acquired Companies maintained for the Affected Employees immediately prior to the Participation Date, (ii) provide each Affected Employee with credit for any co-payments and deductibles paid during the plan year of the Acquired Companies' welfare benefit plans that includes the Participation Date in satisfying any applicable deductible or out-of-pocket requirements under such welfare benefit plans that such Affected Employees are eligible to participate in on or after the Participation Date, and (iii) give Affected Employees full credit for purposes of eligibility, vesting and determination of the level of benefits in any such welfare benefit plans maintained by the Purchaser or the Surviving Corporations on or after the Participation Date for such Affected Employees' service with the Surviving Corporations and the Acquired Companies prior to the Participation Date to the same extent previously recognized by the Surviving Corporations and the Acquired Companies under their plans. Notwithstanding the foregoing, the parties agree that the persons and entities listed in
         Exhibit 3.21 shall no longer participate or be eligible to participate in the welfare benefit plans of the Acquired Companies or Purchaser after the Closing Date. Notwithstanding anything in this Agreement to the contrary, the Acquired Companies shall have the right to amend any of their welfare benefit plans and take whatever other action the Acquired Companies deem necessary to accomplish the requirements of the immediately preceding sentence.

3. The reference in Section 3.23 to $1,500,000 is changed to $2,000,000.

4. The first sentence in Section 2.3.4 is amended by adding at the end thereof the following:

          ", except for the agreement between Experian Information Solutions, Inc. and CG Marketing of Arizona, Inc. effective January 1, 1999."

5. The reference in clause (A) of Section 2.1.5.1(a) to $42,500,000 is changed to $43,000,000 and the reference in clause (B)(i) to $45,000,000 is changed to $46,200,000.

6. The third sentence of Section 3.3.2 is amended by adding at the end thereof the following:

          ", except pursuant to the shareholders agreements for CGA, CG Marketing and Vi-Tech set forth in Section 3.10."

7. The reference to Exhibits 3.14.2 and 3.1.7.2 in Section 3.7.1 is changed to Exhibits 3.15.2 and 3.7.1.2.

8. The reference to Exhibits 3.7.1 and 3.7.2 in Section 3.7.2 is changed to Exhibits 3.7.1.1 and 3.7.2.

9. Section 4.3 is added as follows:

                  "4.3 Shareholders Agreements. In the event the Registration Statement is declared effective prior to the termination of this Agreement, Acxiom, the Acquired Companies and the Shareholders shall diligently pursue (i) the satisfaction of the conditions in Sections 6 and 7 and (ii) the Closing of the transactions contemplated by this Agreement."

10. Section 6.6 is amended by (i) deleting the proviso at the end thereof that reads as follows: ", provided that any change arising out of the matter set forth in Exhibit 3.18 shall not be considered to result in any manner in the non-satisfaction of this condition", and (ii) adding the following sentences to the end thereof:

         "The parties agree that the outstanding request for proposal from MBNA as disclosed in Exhibits 3.11, 3.18 and elsewhere is not a failure of the condition set forth in this Section 6.6. However, the parties further agree that any change in the status of the request for proposal, whether by action taken by MBNA or otherwise, between April 12, 1999 and the Closing may be taken into account by Acxiom in determining if this condition has been satisfied."

11. Exhibit 3.11 is amended to add, and Exhibit 3.18 is amended to state, the following:

         "The Acquired Companies have received from MBNA a Request for Proposal for List Processing dated November 23, 1998. The Acquired Companies and at least four other vendors have responded to that Request for Proposal."

12. Section 6.8(a) is amended to read as follows:

         "(a)     the purchase price  for the Real Property  shall be $5,047,500
         (the "Purchase Price");"

13.      Section 6.8(d) and Item 1 of Exhibit 6.11 are deleted.

14. Section 6.12 is added as follows:

         "6.12 Purchaser shall have received evidence reasonably satisfactory to Purchaser that any rights under the shareholder agreements described in Exhibits
3.10 and 3.14 to purchase shares of any Acquired Company arising out of the transactions contemplated by this Agreement have been waived by the applicable Acquired Company and shareholders thereof."

15. The reference to Baxter & Jewell, P.A. in Section 7.7 is changed to read Friday, Eldredge & Clark, LLP.

16. Section 8.2.1(n) is deleted and Section 8.2.1(o) becomes Section 8.2.1(n).

17. The reference to Section 3.24 in Section 11.4 is changed to Section 3.23.

18. The following agreements are added at the end of Exhibits 3.10 and 3.14:

         Agreement between Experian Information Solutions, Inc. and CG Marketing of Arizona, Inc. effective as of January 1, 1999.

         Shareholders Agreement effective as of November 12, 1991 among Computer Graphics of Arizona, Inc., The James K. Martens and Constance Jean Martens Revocable Trust dated December 5, 1989, The Ronald L. Jensen Revocable Trust dated December 11, 1989 and The Clara Louise Jensen Revocable Trust dated December 11, 1989.

         Shareholders Agreement effective as of November 12, 1991 among CG Marketing, Inc. (now known as Vi-Tech, Inc.), The James K. Martens and Constance Jean Martens Revocable Trust dated December 5, 1989, The Ronald L. Jensen Revocable Trust dated December 11, 1989 and The Clara Louise Jensen Revocable Trust dated December 11, 1989.

         Shareholders Agreement effective as of November 12, 1991 among CG Marketing of Arizona, Inc., The James K. Martens and Constance Jean Martens Revocable Trust dated December 5, 1989, The Ronald L. Jensen Revocable Trust dated December 11, 1989 and The Clara Louise Jensen Revocable Trust dated December 11, 1989.

19. All defined terms not otherwise defined in this Amendment will have the same meaning set forth in the Acquisition Agreement.

20. Except as herein expressly amended, the Acquisition Agreement is ratified, confirmed and remains unchanged in all respects and will remain in full force and effect in accordance with its respective terms.

21. All references to the Acquisition Agreement will mean the Acquisition Agreement as it is amended hereby and as it may in the future be amended, restated, supplemented or modified from time to time.

22. This Amendment may be executed in one or more counterparts, each of which will be an original and all of which will constitute one and the same agreement.

                           [Signature Pages to Follow]

                  IN WITNESS WHEREOF, each party hereto has executed or caused this Agreement to be executed on its behalf, all on the day and year first above written.


PURCHASER:

Acxiom Corporation

By---------------------------
Name:
Title:

ACQUIRED COMPANIES:

Computer Graphics of Arizona, Inc.

By---------------------------
Name:
Title:

CG Marketing of Arizona, Inc.

By---------------------------
Name:
Title:

Enstech Resources, Inc.

By---------------------------
Name:
Title:

Norman, Riley & Associates, Inc.

By---------------------------
Name:
Title:

Vi-Tech, Inc.

By---------------------------
Name:
Title:

MERGER SUBS:

CGA Acquisition Corporation #1

By---------------------------
Name:
Title:

CGA Acquisition Corporation #2

By---------------------------
Name:
Title:

CGA Acquisition Corporation #3

By---------------------------
Name:
Title:

SHAREHOLDERS:

-----------------------------                   -----------------------------
Ronald L. Jensen                                James K. Martens

-----------------------------                   -----------------------------
Ronald L. Jensen, Trustee of the                James K. Martens, Co-Trustee
Ronald L. Jensen Revocable                      of the James K. Martens and
Trust dated December 11, 1989                   Constance Jean Martens Trust
                                                dated December 5, 1989

-----------------------------                   -----------------------------
Ronald L. Jensen, Trustee of the                Constance Jean Martens,
Clara L. Jensen Revocable                       Co-Trustee of James K. Martens
Trust dated December 11, 1989                   and Constance Jean Martens Trust
                                                dated December 5, 1989

                              ACQUISITION AGREEMENT

                                     BETWEEN

                               ACXIOM CORPORATION

                                       AND

                         CGA ACQUISITION CORPORATION #1;
                         CGA ACQUISITION CORPORATION #2;
                       AND CGA ACQUISITION CORPORATION #3

                                       AND

                       COMPUTER GRAPHICS OF ARIZONA, INC.;
                         CG MARKETING OF ARIZONA, INC.;
                            ENSTECH RESOURCES, INC.;
                        NORMAN, RILEY & ASSOCIATES, INC.;
                                AND VI-TECH, INC.

                                       AND

                      RONALD L. JENSEN AND JAMES K. MARTENS

                                Table of Contents


1.   DEFINITIONS...............................................................2
     1.1  Definition Cross-Reference Index.....................................2
     1.2  Additional Definitions...............................................2
2.   COVENANTS AND UNDERTAKINGS................................................4
     2.1  Agreement to Merge the Acquired Companies............................4
          2.1.1 Mergers........................................................4
          2.1.2 Effective Date of Mergers......................................4
          2.1.3 Effect of Mergers..............................................4
          2.1.4 Acquired Companies Common Stock................................5
          2.1.5 Exchange of the Acquired Companies Stock.......................5
          2.1.6 Fractional Shares..............................................6
          2.1.7 Tax-Free Reorganization........................................7
          2.1.8 Dissenting Shares..............................................7
          2.1.9 Pooling of Interests...........................................7
     2.2  Compliance with Securities Laws......................................7
     2.3  Conduct of the Business of the Acquired Companies Prior to Closing...7
          2.3.1 Conduct of Business............................................7
          2.3.2 Bank Accounts..................................................8
          2.3.3 Accounting Methods.............................................8
          2.3.4 New License Agreements.........................................8
     2.4  Filing of Tax Returns................................................8
     2.5  Resignation..........................................................9
     2.6  Examination of Property and Records..................................9
     2.7  Consents and Approvals...............................................9
     2.8  Supplying of Financial Statements....................................9
     2.9  Covenant Not to Compete..............................................9
     2.10 Other Actions........................................................9
     2.11 Purchaser Covenants.................................................10
          2.11.1    Conduct of Business Prior to Closing......................10
          2.11.2    Other Actions.............................................11
          2.11.3    Acquired Companies Employees..............................11
          2.11.4    Employee Benefit Plans....................................11
          2.11.5    Other Purchaser Benefits..................................11
          2.11.6    Examination of Property and Records.......................11
          2.11.7    Supplying of Financial Statements.........................12
3.   REPRESENTATIONS AND WARRANTIES OF THE ACQUIRED COMPANIES AND THE
     SHAREHOLDERS.............................................................12
     3.1  Organization, Standing and Foreign Qualification....................13
     3.2  Authority and Status................................................13
     3.3  Capitalization......................................................13
          3.3.1     Authorized and Issued Stock...............................13

        3.3.2     No Other Shares or Options................................14
     3.4  Absence of Equity Investments.......................................14
     3.5  Financial Statements, Liabilities and Obligations of the
          Acquired Companies..................................................14
     3.6  Tax Returns.........................................................15
     3.7  Ownership of Assets and Leases......................................16
     3.8  Indebtedness of the Acquired Companies..............................17
     3.9  Accounts Receivable and Notes Receivable............................17
     3.10 Agreement Does Not Violate Other Instruments........................17
     3.11 Absence of Changes..................................................18
     3.12 Litigation..........................................................19
     3.13 Licenses and Permits; Compliance With Law...........................19
     3.14 Contracts, Etc......................................................20
     3.15 Intellectual Property; Computer Software............................22
          3.15.1    Intellectual Property.....................................22
          3.15.2    Computer Software.........................................23
     3.16 Labor Matters.......................................................24
     3.17 Benefit Plans.......................................................24
     3.18 Acquired Companies Customers........................................26
     3.19 Environmental Matters...............................................26
     3.20 Insurance...........................................................27
     3.21 Related Party Relationships.........................................27
     3.22 Brokers.............................................................27
     3.23 Loans and Advances..................................................27
     3.24 Year 2000...........................................................28
     3.25 Information in Registration Statement...............................29
     3.26 Exhibits............................................................29
     3.27 WARRANTY DISCLAIMER.................................................29
REGISTRATION STATEMENT/ADDITIONAL AGREEMENTS..................................29
     4.1  Registration Statement..............................................29
     4.2  Affiliate Agreements................................................29
5.   REPRESENTATIONS AND WARRANTIES OF PURCHASER AND THE MERGER SUBS..........30
     5.1  Organization and Standing and Foreign Qualifications................30
     5.   Authority and Status................................................30
     5.3  Capitalization......................................................30
     5.4  Subsidiaries........................................................31
     5.5  SEC Filings; No Undisclosed Liabilities.............................31
     5.6  Title to Properties; Encumbrances...................................32
     5.7  Agreement Does Not Violate Other Instruments........................32
     5.8  Ownership of the Stock of the Merger Sub............................33
     5.9  Absence of Changes..................................................33
     5.10 Merger Sub..........................................................33
     5.11 Licenses and Permits; Compliance With Law...........................33
     5.12 Labor Matters.......................................................34
     5.13 Information in Registration Statement...............................34
     5.14 WARRANTY DISCLAIMER.................................................34

6.CONDITIONS PRECEDENT TO OBLIGATIONS OF PURCHASER AND THE MERGER SUBS........34
     6.1  Representations True at Closing.....................................34
     6.2  Covenants of the Acquired Companies.................................35
     6.3  No Injunction, Etc..................................................35
     6.4  Opinion of Counsel..................................................35
     6.5  Consents, Approvals and Waivers.....................................35
     6.6  Absence of Adverse Changes..........................................35
     6.7  Covenant Not to Compete.............................................35
     6.8  Acquisition of Real Property........................................35
     6.9  Opinion of KMPG.....................................................36
     6.10 Registration Statement..............................................36
     6.11 Other Closing Conditions............................................36
7.CONDITIONS PRECEDENT TO THE OBLIGATIONS OF THE ACQUIRED COMPANIES AND
  SHAREHOLDERS TO CLOSE.......................................................36
     7.1  Representations True at Closing.....................................36
     7.2  Covenants of Purchaser..............................................37
     7.3  No Injunction, Etc..................................................37
     7.4  Covenants Not to Compete............................................37
     7.5  Consents, Approvals and Waivers.....................................37
     7.6  Shareholder Approvals...............................................37
     7.7  Opinion of Purchaser's Counsel......................................37
     7.8  Tax Opinion.........................................................37
     7.9  Absence of Adverse Changes..........................................37
     7.10 Registration Statement..............................................38
8.CLOSING.....................................................................38
     8.1  Time and Place of Closing...........................................38
     8.2  Transactions at Closing.............................................38
          8.2.1 The Acquired Companies' Performance...........................38
          8.2.2 Performance by Purchaser and the Merger Subs..................39
     8.3  Delivery of Share Certificates and Cash.............................40
SURVIVAL OF REPRESENTATIONS AND WARRANTIES AND COVENANTS/INDEMNIFICATION......40
     9.1  Survival of Representations and Warranties and Covenants............41
          9.1.1 General Indemnification Obligations...........................41
          9.1.2 Specific Contingencies........................................42
          9.1.3 Timing of Claims..............................................42
     9.2  Indemnification.....................................................42
     9.3  Escrow by Shareholders..............................................43
          Specific Contingencies..............................................43
          9.3.2 General Representations and Warranties........................43
          9.3.3 Return of Escrowed Shares.....................................44
          9.3.4 Priority......................................................44
     9.4  Notification and Defense of Claims..................................44
     9.5  Minimum Aggregate Liability.........................................46

     9.6  Maximum Aggregate Liability.........................................46
     9.7  Adjustment..........................................................46
     9.8  Exclusive Remedy....................................................46
10.TERMINATION................................................................47
     10.1 Method of Termination...............................................47
     10.2 Effect of Termination...............................................47
11.GENERAL PROVISIONS.........................................................47
     11.1 Notices.............................................................47
     11.2 Further Assurances..................................................49
     11.3 Waiver..............................................................49
     11.4 Expenses............................................................49
     11.5 Nondisclosure of Terms..............................................49
     11.6 Materiality.........................................................50
     11.7 Binding Effect......................................................50
     11.8 Headings............................................................50
     11.9 Entire Agreement....................................................50
     11.10 Governing Law......................................................50
     11.11 Counterparts.......................................................50
     11.12 Pronouns...........................................................50
     11.13 Exhibits Incorporated..............................................50
     11.14 No Shareholder Approval............................................50

                              ACQUISITION AGREEMENT



THIS ACQUISITION AGREEMENT ("Agreement") made this 31st day of December, 1998 (the "Execution Date"), by and among:

Acxiom  Corporation,   a  Delaware  corporation   (hereinafter  referred  to  as
"Purchaser");

CGA Acquisition Corporation #1, an Arizona corporation and a wholly-owned subsidiary of Purchaser (hereinafter referred to as "Merger Sub #1"), CGA Acquisition Corporation #2, an Arizona corporation and a wholly-owned subsidiary of Purchaser (hereinafter referred to as "Merger Sub #2") and CGA Acquisition Corporation #3, an Arizona corporation and a wholly-owned subsidiary of Purchaser (hereinafter referred to as "Merger Sub #3) (Merger Sub #1, Merger Sub #2 and Merger Sub #3 are collectively referred to herein as the "Merger Subs");

Computer Graphics of Arizona, Inc., an Arizona corporation (hereinafter referred to as "CGA"), CG Marketing of Arizona, Inc., an Arizona corporation (hereinafter referred to as "CG Marketing"), Enstech Resources, Inc., an Arizona corporation (hereinafter referred to as "Enstech"), Norman, Riley & Associates, Inc., an Arizona corporation (hereinafter referred to as "Norman") and Vi-Tech, Inc., an Arizona corporation (hereafter referred to as "Vi-Tech") (CGA, CG Marketing, Enstech, Norman and Vi-Tech are hereinafter individually referred to as an "Acquired Company" or collectively as the "Acquired Companies"); and,

Ronald L. Jensen and James K. Martens, collectively, as trustees of certain revocable trusts, the majority shareholders of CGA, CG Marketing and Vi-Tech, and collectively the sole shareholders of Enstech and Norman (the "Shareholders").

                              W I T N E S S E T H:

WHEREAS, the parties hereto desire to enter into this Agreement pursuant to which Purchaser will acquire all of the issued and outstanding shares of capital stock of the Acquired Companies pursuant to the merger transactions and upon the terms and subject to the conditions set forth herein;

WHEREAS, upon the effective date of the merger transactions, all of the shares of stock of the Acquired Companies, issued and outstanding immediately prior thereto, will be converted into shares of common stock of Purchaser;

WHEREAS, the parties hereto contemplate that the transactions herein shall constitute a reorganization within the meanings of Section 368(a)(1)(A) and Sections 368(a)(2)(D) and (a)(2)(E), as applicable, of the Internal Revenue Code of 1986, as amended;

NOW, THEREFORE, for and in consideration of the premises and the mutual promises, agreements, representations, warranties and covenants hereinafter set forth, the parties hereto agree as follows:

1. DEFINITIONS.

1.1 Definition Cross-Reference Index. Attached hereto as Exhibit A is a list of defined terms herein (other than those terms set forth in Section 1.2) and a cross-reference to the Section of this Agreement in which such term is defined.

1.2 Additional Definitions. As used in this Agreement:

(a) "Acquired Companies Shareholders" shall mean those persons listed in the attached Exhibit B, such persons constituting all of the shareholders of each of the Acquired Companies as reflected in Exhibit B.

(b) "Acxiom Stock" shall mean the $0.10 par value per share common stock of the Purchaser.

(c) "Applicable Federal Rate" shall mean the short-term interest rate determined in accordance with Section 1274(d) of the Code as of the Closing Date.

(d) "Code" shall mean the Internal Revenue Code of 1986, as amended.

(e) "ESOP" shall mean the Computer Graphics of Arizona, Inc. Employee Stock Ownership Plan and Trust.

(f) "Exchange  Shares" shall mean the Shares delivered by Purchaser  pursuant to
Section 2.1.5.1 and 2.1.5.2.

(g) "Fair Market Value" shall mean the average of the average of the high and low prices of one share of Acxiom Stock for each of the fifteen (15) trading days immediately preceding the second business day prior to the Closing Date as set forth on the NASDAQ stock market.

(h) "GAAP" shall mean generally accepted accounting principles, consistently applied.

(i) "knowledge of the Acquired Companies and the Shareholders" (or words of similar import) shall mean the actual knowledge of any of the Shareholders or Carol Basso or, solely with respect to the representations and warranties set forth in Sections 3.10, 3.11, 3.12, 3.14 and 3.18, Ed Vartabedian or, solely with respect to the representations and warranties set forth in Sections 3.7, 3.10, 3.11, 3.12 and 3.15, Victor Jackson; provided that actual knowledge shall include matters which could have been known to any of the above upon reasonable inquiry.

(j) "Permitted Liens" shall mean (i) liens for taxes not yet due and payable, that are payable without penalty or interest or that are being contested in good faith, (ii) liens arising or resulting from any action taken by the Purchaser or any its affiliates, (iii) liens created by, arising out of, or specifically contemplated or permitted by this Agreement, (iv) materialmen's, mechanics', workmen's, repairmen's, employees' or other like liens arising in the course of construction or in the ordinary course of operation or maintenance, in each such case securing obligations which are not delinquent or which are being contested in good faith and for which adequate reserves have been taken or securing obligations which are bonded in a reasonable manner, (v) zoning restrictions, easements, licenses or other restriction on the use of real property or other minor irregularities in title thereto or encumbrances thereon, so long as the same do not, individually or in the aggregate, materially interfere with or impair the use of such property in the manner historically used by the Acquired Companies, (vi) with respect to any real property or interests therein owned by the Acquired Companies, any defects or irregularities in title which would not reduce the value of the property by more than $25,000, (vii) liens arising out of judgments or awards rendered against any of the Acquired Companies as of the Execution Date with respect to which at the time an appeal or proceeding for review is prosecuted in good faith if adequate reserves with respect thereto have been established and are being maintained and with respect to which there shall have been secured a stay of execution pending such appeal or proceeding for review or (viii) liens that are not material to the value of the property or the assets encumbered.

(k) "Purchaser Material Adverse Effect" shall mean with respect to Purchaser and the Purchaser Subsidiaries a material adverse effect on the business, assets, liabilities, condition (financial or otherwise) or results of operations of Purchaser and the Purchaser Subsidiaries, taken as a whole.

(l) "SEC" shall mean the Securities and Exchange Commission.

(m) "Surviving Corporations" shall mean collectively CGA Surviving Corporation, CGM Surviving Corporation and CGA #2 Surviving Corporation.

2.       COVENANTS AND UNDERTAKINGS.

2.1      Agreement to Merge the Acquired Companies.

2.1.1 Mergers. Subject to the terms and conditions hereinafter set forth and in accordance with the applicable laws of the State of Arizona, the parties to this Agreement agree to effect the following mergers (collectively the "Acquired Companies Mergers"):

(a) the merger of Merger Sub #1 with and into CGA, with CGA as the surviving corporation in such merger in accordance with the Plan of Merger #1 attached hereto as Exhibit C1;

(b) the merger of Merger Sub #2 with and into CG Marketing, with CG Marketing as the surviving corporation in such merger in accordance with the Plan of Merger #2 attached hereto as Exhibit C2; and

(c) the merger of Enstech, Norman and Vi-Tech with and into Merger Sub #3 with Merger Sub #3 as the surviving corporation in such merger in accordance with Plan of Merger #3 attached hereto as Exhibit C3.

2.1.2 Effective Date of Mergers. Each of the Acquired Companies Mergers shall become effective as provided under the applicable provisions of the Arizona Business Corporation Act at the time set forth in the Articles of Merger filed with the Secretary of State of the State of Arizona for the Acquired Companies Mergers (the "Acquired Companies Effective Date"). Such filings shall take place at the Closing.

2.1.3    Effect of Mergers.  At the Acquired Companies Effective Date:

(a) the separate existence of Merger Sub #1 shall cease, and CGA shall be the corporation surviving such merger (the "CGA Surviving Corporation") and shall continue its corporate existence under the name "Computer Graphics of Arizona, Inc". The Articles of Incorporation and Bylaws of CGA shall, in accordance with the Plan of Merger #1, be the Articles of Incorporation and Bylaws of the CGA Surviving Corporation, the directors of Merger Sub #1 immediately prior to the Acquired Companies Effective Date will become the directors of the CGA Surviving Corporation, and the officers of Merger Sub #1 immediately prior to the Acquired Companies Effective Date will become the officers of the CGA Surviving Corporation;

(b) the separate existence of Merger Sub #2 shall cease, and CG Marketing shall be the corporation surviving such merger (the "CGM Surviving Corporation") and shall continue its corporate existence under the name "CG Marketing of Arizona, Inc". The Articles of Incorporation and Bylaws of CG Marketing shall, in accordance with the Plan of Merger #2, be the Articles of

Incorporation and Bylaws of the CGM Surviving Corporation, the directors of Merger Sub #2 immediately prior to the Acquired Companies Effective Date will become the directors of the CGM Surviving Corporation, and the officers of Merger Sub #2 immediately prior to the Acquired Companies Effective Date will become the officers of the CGM Surviving Corporation;

(c) the separate existence of Enstech, Norman and Vi-Tech shall cease, and Merger Sub #3 shall be the corporation surviving such merger (the "CGA #2 Surviving Corporation") and shall continue its corporate existence under the name "Acxiom/CG, Inc". The Articles of Incorporation and Bylaws of the CGA #2 Surviving Corporation shall, in accordance with the Plan of Merger #3, be the Articles of Incorporation and Bylaws of Merger Sub #3, the directors of Merger Sub #3 immediately prior to the Acquired Companies Effective Date will become the directors of the CGA #2 Surviving Corporation, and the officers of Merger Sub #3 immediately prior to the Acquired Companies Effective Date will become the officers of the CGA #2 Surviving Corporation.

2.1.4 Acquired Companies Common Stock. At the Acquired Companies Effective Date, each of the shares of capital stock of the Acquired Companies issued and outstanding immediately prior to the Acquired Companies Effective Date shall cease to exist and shall, in accordance with the Plan of Merger #1, the Plan of Merger #2 and the Plan of Merger #3, respectively, and without any further action on the part of any holder thereof, be automatically converted into the right to receive shares of Acxiom Stock ("Shares") as set forth in Section 2.1.5 and in accordance with Section 8.3.

2.1.5    Exchange of the Acquired Companies Stock.

2.1.5.1  Exchange Shares for Stock of the Acquired Companies.

(a) Subject to the remaining provisions of this Agreement, based upon the Fair Market Value, Purchaser shall deliver (pursuant to Section 8.3) an aggregate number of Shares equal to the greater of (A) the number of Shares which have an aggregate Fair Market Value of $42,500,000 or (B) the lesser of (i) an aggregate of 2,000,000 Shares or (ii) such number of Shares which have an aggregate Fair Market Value of $45,000,000. The parties hereto acknowledge that such Shares issued in the Acquired Companies Mergers shall include an associated preferred stock purchase right (a "Preferred Stock Right") in accordance with the Rights Agreement, dated as of January 28, 1998 (as amended, the "Rights Agreement"), between Purchaser and First Chicago Trust Company of New York. Any reference herein to Shares shall be deemed to include the associated Preferred Stock Right.

(b) The Shares to be delivered by Purchaser pursuant to Section 2.1.5.1(a) shall be allocated among the Acquired Companies in the percentages set forth in this
Section 2.1.5.1(b). The number of Shares allocated to each Acquired Company shall be further allocated and delivered to the Acquired Companies Shareholders of such Acquired Company based upon such shareholder's ownership interest in the applicable Acquired Company as set forth in Exhibit B.

(i) 50% to CGA;

(ii) 30% to CG Marketing;

(iii) 10% to Enstech;

(iv) 5% to Norman; and

(v) 5% to Vi-Tech.

2.1.5.2 Exchange Shares for Real Property. In addition to the Shares in 2.1.5.1 and subject to the remaining provisions of this Agreement, Purchaser shall deliver to Martens, Jensen & Associates Shares which have an aggregate Fair Market Value equal to the Purchase Price (as determined by Purchaser and Martens, Jensen & Associates prior to the Closing) of the Real Property.

2.1.5.3 Delivery to Escrow. Each Acquired Companies Shareholder shall, and the Shareholders shall cause Martens, Jensen & Associates to, deposit into escrow the number of the Exchange Shares of Acxiom Stock described in Section 9 to be held in accordance with the terms of Section 9 and the Escrow Agreement.

2.1.5.4 Recapitalization, Etc. If, prior to the Acquired Companies Effective Date, Purchaser recapitalizes through a subdivision of its outstanding Shares into a greater number of Shares, or a combination of its outstanding Shares into a lesser number of shares, or reorganizes, reclassifies or otherwise changes its outstanding Shares into the same or a different number of shares of other classes of capital stock, or declares a dividend on its outstanding Shares payable in shares of its capital stock or securities convertible into shares of its capital stock or makes any other extraordinary distribution of cash or other assets which affects the capitalization of the Purchaser, then the number of Shares set forth in Sections 2.1.5.1 and 2.1.5.2 will be adjusted appropriately to provide the Acquired Companies Shareholders with the same economic effect as contemplated by this Agreement prior to such recapitalization, combination, reorganization, reclassification, change or declaration.

2.1.6 Fractional Shares. No fractional Shares will be issued in connection with the Acquired Companies Mergers, but in lieu thereof each holder of capital stock in an Acquired Company who would otherwise be entitled to receive a fraction of a Share will receive from the Purchaser, at such time as such holder shall receive a certificate representing Shares as contemplated by Section 2.1.5, an amount of cash equal to the per share market value of Acxiom Stock (based on Fair Market Value) multiplied by the fraction of a Share to which such holder would otherwise be entitled. The fractional interests of each Acquired Company Shareholder of each Acquired Company will be aggregated so that no such Shareholder will receive cash in an amount equal to or greater than the Fair Market Value of one full Share with respect to such Acquired Company.

2.1.7 Tax-Free Reorganization. The parties hereto intend to adopt this Agreement and the Acquired Companies Mergers described herein as tax-free plans of reorganization under Section 368(a)(1)(A) of the Code by virtue of the provisions of Section 368(a)(2)(D) of the Code with respect to Plan of Merger #3, and Section 368(a)(2)(E) of the Code with respect to Plan of Merger #1 and Plan of Merger #2.

2.1.8 Dissenting Shares. If, prior to the Closing, dissenter's rights have been properly exercised in accordance with Arizona law by any holder of any shares of CGA, at the Closing CGA shall deposit into an escrow account cash in an amount equal to the aggregate value of such shares based on Fair Market Value.

2.1.9 Pooling of Interests. The parties hereto intend that the Mergers be treated as a "pooling of interests" for accounting purposes. The affiliates of each of the Acquired Companies shall execute and deliver Affiliate Agreements, as contemplated by Section 4.2, to ensure compliance by such affiliates with the restrictions required to allow such accounting treatment to be utilized.

2.2 Compliance with Securities Laws. In connection with the transactions contemplated by this Agreement, the parties hereto agree to cooperate with one another in complying with the provisions of the 1933 Act, the Exchange Act and the General Rules and Regulations thereunder, and all other applicable federal and state securities laws, and each of them agree to furnish the other, or its counsel, with such information and to take such actions as may be reasonably requested in respect of such compliance.

2.3      Conduct of the Business of the Acquired Companies Prior to Closing.

2.3.1 Conduct of Business. Except as set forth in Exhibit 2.3.1, with the prior written consent of Purchaser or as otherwise expressly permitted by this Agreement, the Acquired Companies covenant and agree that, between the Execution Date and the Closing Date, each of the Acquired Companies will conduct its businesses in the ordinary course, and they will: (a) use their reasonable best efforts to preserve the organization of the Acquired Companies intact and to keep available the services of its present officers and employees, and to preserve the goodwill of customers, suppliers, and others having business relations with the Acquired Companies; (b) maintain the properties of the Acquired Companies in the same working order and condition as such properties are in as of the date of this Agreement, reasonable wear and tear excepted; (c) keep in force at no less than their present limits all existing bonds and policies of insurance insuring the Acquired Companies and their respective properties; (d) not enter into any contract, commitment, arrangement or transaction of the type described in Sections 3.14.1 through 3.14.18 other than in the ordinary course of business consistent with past practice or engage in any of the transactions described in Section 3.11 (except for the payment of any health, disability and life insurance premiums which may become due and distributions required to be made pursuant to the terms currently in effect of any Benefit Plans or pursuant to any change in any applicable law) to the extent such transactions are within the control of the Acquired Companies; (e) not cause any of the events in Section 3.11 (except for the payment of any health, disability and life insurance premiums which may become due and distributions required to be made pursuant to the terms currently in effect of any Benefit Plans or pursuant to any change in any applicable law) to the extent such events are within the reasonable control of the Acquired Companies; (f) not make or permit any change in the Articles of Incorporation or Bylaws of the Acquired Companies, or in their authorized, issued or outstanding securities; (g) not grant any stock option or right to purchase any security of the Acquired Companies, issue any security convertible into such securities, purchase, redeem, retire or otherwise acquire any of such securities, or agree to do any of the foregoing; (h) not make any contribution to, or distribution from, any employee benefit plan, pension plan, stock bonus plan, 401(k) plan or profit sharing plan (except for contributions under existing Benefit Plans in accordance with past practice and the payment of any health, disability and life insurance premiums which may become due and contributions and distributions required to be made pursuant to the terms currently in effect of any Benefit Plans or pursuant to any change in any applicable law); (i) not declare, make, or permit any payment of dividends, distributions or other payments with respect to the capital stock, or any other securities, of the Acquired Companies; (j) not increase the compensation payable or to become payable by the Acquired Companies to any officer, director, employee, consultant or agent and not make any bonus payment or arrangement to any officer, director, employee, consultant or agent other than in the ordinary course of business consistent with past practice; and (k) promptly advise Purchaser in writing of any matters arising or discovered after the date of this Agreement which, if existing or known at the date hereof, would be required to be set forth or described in this Agreement or the Exhibits hereto.

2.3.2 Bank Accounts. Except with the prior written consent of Purchaser, the Acquired Companies will not make, between the Execution Date and the Closing Date, any change in its banking or safe deposit arrangements or grant any powers of attorney. A list of all bank accounts, investment accounts, safe deposit boxes (and the contents thereof) and powers of attorney of the Acquired Companies and of all persons authorized to act with respect thereto is attached hereto as Exhibit 2.3.2.

2.3.3 Accounting Methods. Except with the prior written consent of Purchaser, the Acquired Companies will not make, between the Execution Date and the Closing Date, any changes in its accounting methods or practices.

2.3.4 New License Agreements. Between the Execution Date and the Closing Date, the Acquired Companies shall not enter into any data or software license contract which has a term of one year or longer or which involves an aggregate payment obligation of $150,000 or more over the term of such contract, unless such contract is either (i) assignable without the consent of the other parties thereto or (ii) expressly permits the assignment by the Acquired Companies in connection with the transactions contemplated hereby.

2.4 Filing of Tax Returns. The Acquired Companies covenant to cause all of the federal, state and local tax returns of the Acquired Companies required to be filed before Closing to be timely and accurately filed with the appropriate taxing authorities. For purposes of this Section 2.4, such returns shall be deemed timely filed if the Acquired Companies have obtained an extension from the appropriate taxing authority as to the time in which it may file such tax returns and such extensions have not expired as of the Closing. The Acquired Companies shall submit all such tax returns to Purchaser prior to the date they must be filed. Purchaser or the Merger Subs will file all such tax returns due after the Closing.

2.5 Resignation. The Acquired Companies covenant to cause to be delivered at the Closing the resignation of each of the directors and officers of the Acquired Companies, with such resignations to be effective immediately following the Acquired Companies Effective Time.

2.6 Examination of Property and Records. Between the Execution Date and the Closing Date, the Acquired Companies will allow Purchaser, its counsel, its accountants and other representatives full access to all the books, records, files, documents, assets, properties, contracts and agreements of the Acquired Companies that may be reasonably requested, and shall furnish Purchaser, its officers and representatives during such period with all information concerning the affairs of the Acquired Companies that may be reasonably requested. Purchaser will conduct any investigation in a manner which will not unreasonably interfere with the business of the Acquired Companies.

2.7 Consents and Approvals. The Acquired Companies agree to use commercially reasonable efforts to obtain the waiver, consent and approval of all persons whose waiver, consent or approval (i) is required in order to consummate the transactions contemplated by this Agreement or (ii) is required by any agreement, lease, instrument, arrangement, judgment, decree, order or license to which any of the Acquired Companies is a party or subject on the Closing Date and (a) which would prohibit, or require the waiver, consent or approval of any person to, such transactions or (b) under which, without such waiver, consent or approval, such transactions would constitute an occurrence of default, result in the acceleration of any obligation thereunder or give rise to a right of any party thereto to terminate its obligations thereunder. All obtained written waivers, consents and approvals shall be produced at the Closing in form and content reasonably satisfactory to Purchaser.

2.8 Supplying of Financial Statements. The Acquired Companies covenant to deliver to Purchaser all regularly prepared unaudited financial statements of the Acquired Companies prepared after the Execution Date, in the format historically utilized, as soon as available.

2.9 Covenant Not to Compete. The Shareholders shall enter at the Closing into a Covenant Not to Compete substantially in the form of Exhibit 2.9 attached hereto..

2.10 Other Actions. The Acquired Companies and the Shareholders shall, before or after the Closing, (A) not take any action, or permit any action within the Acquired Companies' control or other than as contemplated by this Agreement, that would prevent any Acquired Companies Merger from qualifying as a tax-free reorganization under Section 368(a)(1)(A) of the Code, (B) not take any action which is not permitted by the Affiliate Agreement or this Agreement, or (C) use their reasonable best efforts to prevent any of the officers or directors of the Acquired Companies from taking or permitting any such action within such person's control.

2.11 Purchaser Covenants.

2.11.1 Conduct of Business Prior to Closing. Between the Execution Date of this Agreement and the Closing, unless other agreed by the Acquired Companies in writing, or except as otherwise permitted by this Agreement:

(a) the respective businesses of the Purchaser and the Purchaser Subsidiaries shall be conducted only in the ordinary course of business consistent with past practices, and there shall be no material changes in the conduct of the Purchaser's operations;

(b) Purchaser shall (i) not sell or pledge or agree to sell or pledge any stock owned by it in any of the Purchaser Subsidiaries, (ii) not amend its Certificate of Incorporation or By-Laws, (iii) not split, combine or reclassify any shares of its outstanding capital stock or declare, set aside or pay any dividend or other distribution payable in cash, stock or property, or redeem or otherwise acquire any shares of its capital stock or shares of the capital stock of any of the Purchaser Subsidiaries, (iv) not consolidate or merge with or into another company unless at least 50% of the members of the Board of Directors of the surviving entity are members of the Board of Directors of Purchaser immediately prior to such merger or consolidation or are otherwise designated by Purchaser and Purchaser is the surviving entity, or (v) not enter into any transaction not in the ordinary course of business if such transaction would have a Purchaser Material Adverse Effect or a material adverse effect on the Shares;

(c) neither Purchaser nor any Purchaser Subsidiary shall (i) authorize for issuance, issue or sell or agree to issue or sell any additional shares of, or rights of any kind to acquire any shares of, its capital stock of any class (whether through the issuance or granting of options, warrants, commitments, subscriptions, rights to purchase or otherwise) except for (a) unissued Shares reserved for issuance upon the exercise of the employee stock options of the Purchaser pursuant to existing stock options plans and (b) unissued Shares to be granted pursuant to Purchaser's Employee Stock Benefit and Recognition Program or (ii) enter any contract, agreement or commitment with respect to any of the foregoing;

(d) Purchaser shall use its reasonable best efforts to preserve intact the business operations of Purchaser and the Purchaser Subsidiaries, to keep available the services of its and their present officers and key employees, and to preserve the goodwill of those having business relationships with Purchaser or the Purchaser Subsidiaries;

(e) Nothing set forth in subsection (a) through (d) above shall limit Purchaser's ability to authorize or propose, enter into, or consummate agreements relating to acquisitions, mergers or other business combinations, including any such transaction pursuant to which Purchaser issues shares of its capital stock; provided that in connection with any transaction Purchaser will not consolidate or merge with or into another company unless at least 50% of the members of the Board of Directors of the surviving entity are members of the Board of Directors of Purchaser immediately prior to such merger or consolidation or are otherwise designated by Purchaser and Purchaser is the surviving entity.

2.11.2 Other Actions. Purchaser shall, before or after the Closing, (A) not take any action, or permit any action within Purchaser's control or other than as contemplated by this Agreement (including, but not limited to, the exercise of Purchaser's rights under the Escrow Agreement), that would prevent any Acquired Companies Merger from qualifying as a tax-free reorganization under Section 368(a)(1)(A) of the Code, (B) not take any action or permit any action within Purchaser's control, or other than as contemplated by this Agreement, that would prevent the Mergers from qualifying for accounting as a pooling of interests, or
(C) use its reasonable best efforts to prevent any of its officers or directors from taking or permitting such action within such person's control.

2.11.3 Acquired Companies Employees. Purchaser agrees that individuals who are employed by the Acquired Companies as of the Acquired Companies Effective Date shall become employees of the Surviving Corporations on the Acquired Companies Effective Date (each such employee, an "Affected Employee"); provided, however, that nothing contained in this Section 2.11.3 shall require the Surviving Corporations to continue the employment of any Affected Employee for any period of time following the Acquired Companies Effective Date.

2.11.4 Employee Benefit Plans. For the period of time between the Acquired Companies Effective Date and March 31, 1999, Purchaser shall continue the qualified employee benefit plans of the Acquired Companies as in effect on the Acquired Companies Effective Date and the Affected Employees shall participate in such plans through March 31, 1999. Subject to the terms of the Purchaser's qualified employee benefit plans, beginning April 1, 1999, the Affected
Employees shall participate in the qualified employee benefit plans of the Purchaser. Subject to Exhibit 2.11.4, Purchaser shall, or shall cause the Surviving Corporations to, give Affected Employees full credit for purposes of eligibility, vesting and determination of the level of benefits (but not for the purpose of benefit accrual under any defined benefit plan) under any qualified employee benefit plans maintained by the Purchaser or the Surviving Corporations on or after April 1, 1999 for such Affected Employees' service with the Surviving Corporations and the Acquired Companies prior to April 1, 1999 to the same extent recognized by the Surviving Corporations and the Acquired Companies under their plans. Notwithstanding the foregoing, the parties agree that the persons and entities listed in Exhibit 3.21 shall no longer participate or be eligible to participate in the qualified benefit plans of the Acquired Companies or Purchaser after the Closing Date. Notwithstanding anything in this Agreement to the contrary, the Acquired Companies shall have the right to amend any of their qualified employee benefits plans and take whatever other action the Acquired Companies deem necessary to accomplish the requirements of the immediately preceding sentence.

2.11.5 Other Purchaser Benefits For the period of time between the Acquired Companies Effective Date and March 31, 1999, Purchaser shall continue the welfare benefit plans of the Acquired Companies as in effect on the Acquired Companies Effective Date and the Affected Employees shall participate in such plans through March 31, 1999. Subject to the terms of the Purchaser's welfare benefit plans, including stock-based compensation plans, beginning April 1, 1999, the Affected Employees shall participate in such welfare benefit plans of Purchaser. Purchaser shall, or shall cause the Surviving Corporations to, (i) waive all limitations as to preexisting conditions exclusions and waiting periods with respect to participation and coverage requirements applicable to the Affected Employees under any such welfare benefit plans that such Affected Employees may be eligible to participate in after March 31, 1999, other than limitations or waiting periods that are in effect with respect to such Affected Employees and that have not been satisfied as of March 31, 1999 under any such welfare benefit plans of the Acquired Companies maintained for the Affected Employees immediately prior to April 1, 1999, (ii) provide each Affected Employee with credit for any co-payments and deductibles paid during the plan year of the Acquired Companies' welfare benefit plans that includes March 31, 1999 in satisfying any applicable deductible or out-of-pocket requirements under such welfare benefit plans that such Affected Employees are eligible to participate in after March 31, 1999, and (iii) give Affected Employees full credit for purposes of eligibility, vesting and determination of the level of benefits in any such welfare benefit plans maintained by the Purchaser or the Surviving Corporations on or after April 1, 1999 for such Affected Employees' service with the Surviving Corporations and the Acquired Companies prior to April 1, 1999 to the same extent previously recognized by the Surviving Corporations and the Acquired Companies under their plans. Notwithstanding the foregoing, the parties agree that the persons and entities listed in Exhibit 3.21 shall no longer participate or be eligible to participate in the welfare benefit plans of the Acquired Companies or Purchaser after the Closing Date. Notwithstanding anything in this Agreement to the contrary, the Acquired Companies shall have the right to amend any of their welfare benefit plans and take whatever other action the Acquired Companies deem necessary to accomplish the requirements of the immediately preceding sentence.

2.11.6 Examination of Property and Records. Between the Execution Date and the Closing Date, Purchaser will allow the Acquired Companies, the Shareholders, their counsel and their respective accountants and other representatives full access to all the books, records, files, documents, assets, properties, contracts and agreements of Purchaser and its subsidiaries, if any, that may be reasonably requested, and shall furnish such persons during such period with all information concerning the affairs of Purchaser and its subsidiaries that may be reasonably requested. Such persons will conduct any investigation in a manner which will not unreasonably interfere with the business of Purchaser and its subsidiaries.

2.11.7 Supplying of Financial Statements. Between the Execution Date and the Closing Date, Purchaser covenants to deliver to the Acquired Companies and the Shareholders all regularly prepared unaudited financial statements of Purchaser prepared after the Execution Date, in the format historically utilized, as soon as available, and a copy of each report, schedule and other document filed or received by it pursuant to the requirements of federal or state securities laws.

3.   REPRESENTATIONS   AND   WARRANTIES  OF  THE  ACQUIRED   COMPANIES  AND  THE
SHAREHOLDERS.

The Acquired Companies and the Shareholders, jointly and severally, represent and warrant to, and for the benefit of, Purchaser and the Merger Subs as follows:

3.1      Organization, Standing and Foreign Qualification.

3.1.1 The Acquired Companies are corporations duly organized, validly existing and in good standing under the laws of the State of Arizona and each has the full power and authority (corporate and otherwise) to carry on its business in the places, and as, it is now being conducted and to own and lease the properties and assets which it now owns or leases.

3.1.2 The Acquired Companies are now, and will be at the Closing, duly qualified and/or licensed to transact business, and in good standing as a foreign corporation, in the jurisdictions listed in Exhibit 3.1.2, and the character of the property owned or leased by the Acquired Companies and the nature of the business conducted by each of them does not require such qualification and/or licensing in any other jurisdictions other than in such jurisdictions where the failure so to qualify or to be licensed or in good standing would not have a material adverse effect on the Acquired Companies.

3.2 Authority and Status. Except for the requirement to obtain the approval of each Acquired Companies' respective Acquired Companies Shareholders in accordance with applicable law, the Acquired Companies and the Shareholders have the capacity and authority to execute and deliver this Agreement, to perform hereunder and to consummate the transactions contemplated hereby without the necessity of any act or consent of any other person whomsoever. The execution, delivery and performance by the Acquired Companies of this Agreement and each and every agreement, document, exhibit, and instrument provided for herein have been duly authorized and approved by the Board of Directors of each Acquired Company and will be, as of the Closing, authorized and approved by the Acquired Companies Shareholders. This Agreement and each and every agreement, document, exhibit, and instrument to be executed, delivered and performed by the Acquired Companies or the Shareholders in connection with the express terms hereof constitute or will, when executed and delivered, constitute the valid and legally binding obligations of the Acquired Companies or the Shareholders, as the case may be, enforceable against each of them in accordance with their respective terms, except as enforceability may be limited by applicable equitable principles or by bankruptcy, insolvency, reorganization, moratorium, or similar laws from time to time in effect affecting the enforcement of creditors' rights generally. Attached hereto as Exhibit 3.2 are true, correct and complete copies of the Articles of Incorporation certified by the Secretary of State of Arizona as in effect on the date shown thereon and Bylaws of each of the Acquired Companies.

3.3      Capitalization.

3.3.1 Authorized and Issued Stock. The entire authorized capital stock of the Acquired Companies are as follows:

(a) For CGA, 1,000,000 shares of common stock, 1.00 par value per share, of which 20,000 shares are issued and outstanding.

(b) For CG Marketing, 100,000 shares of common stock, no par value per share, of which 2,000 shares are issued and outstanding.

(c) For Enstech, 1,000,000 shares of common stock, $5 par value per share, of which 200 shares are issued and outstanding.

(d) For Norman, 100,000 shares of common stock, no par value per share, of which 2,000 shares are issued and outstanding.

(e) For Vi-Tech, 100,000 shares of common stock, no par value per share, of which 2,000 shares are issued and outstanding.

3.3.2 No Other Shares or Options. The Acquired Companies have no other shares of capital stock authorized, issued or outstanding other than those set forth in
Section 3.3.1. All of the issued and outstanding shares of common stock of the Acquired Companies have been validly issued and are fully paid and nonassessable and are owned by the Acquired Companies Shareholders as set forth in Exhibit B, and, as of the Closing, will be free and clear of all liens, claims, charges and encumbrances of any nature whatsoever. The authorization or consent of no other person or entity is required in order to consummate the transactions contemplated hereby by virtue of any such person or entity having an equitable or beneficial interest in the Acquired Companies or the capital stock of the Acquired Companies. Further, except pursuant to the terms of the ESOP, there are no outstanding options, warrants, calls, commitments or other agreements which obligate any Acquired Company to pay any dividends on such shares or to purchase, redeem, or retire any outstanding shares of the capital stock of the Acquired Companies, nor are there any outstanding securities or obligations which are convertible into or exchangeable for any shares of capital stock of any of the Acquired Companies.

3.4 Absence of Equity Investments. None of the Acquired Companies, either directly or indirectly, own of record or beneficially any shares or other equity interests in any corporation, partnership, limited partnership, joint venture, trust or other business entity. None of the Shareholders own of record or beneficially, directly or indirectly, shares or other equity interests in any corporation, partnership, limited partnership, limited liability company, joint venture, trust, or other business entity (except as a holder of less than one percent (1%) of the equity interest in an entity whose shares are traded on a national or regional securities exchange or in the over-the-counter market), all or a portion of the business of which is competitive with that of the Acquired Companies.

3.5 Financial Statements, Liabilities and Obligations of the Acquired Companies.

3.5.1 Attached hereto as Exhibit 3.5.1 are true, correct and complete copies of the unaudited balance sheets of the Acquired Companies at each Acquired Company's fiscal year end in 1996 and 1997 and the related unaudited statements of income and retained earnings for the years then ended (herein respectively referred to as the "1996 Financial Statements and 1997 Financial Statements"). Also attached hereto as Exhibit 3.5.1 are true and complete copies of the unaudited balance sheets of the Acquired Companies as of October 31, 1998 and the related unaudited statement of income for the period then ended reflected therein (the "Interim

Financial Statements"). The 1996, 1997 and Interim Financial Statements have been prepared from and are in complete accordance with the books and records of the Acquired Companies, are true, complete, and accurate statements of the financial position of the Acquired Companies as of their respective dates, have been prepared in accordance with the Acquired Companies' historical accounting principles and practices, consistently applied, and do not reflect the deferred income tax liabilities of the Acquired Companies, and otherwise fairly and accurately present, in all material respects, the financial position and results of operations of the Acquired Companies as of the respective dates thereof.

3.5.2 The Acquired Companies have no liabilities or obligations (whether accrued, absolute, contingent or otherwise) which are of a nature required to be reflected in financial statements prepared in accordance with GAAP (including, without limitation, any liability which might result from an audit of its tax returns by any appropriate authority), except for (A) the liabilities and obligations which are disclosed, or reserved against, in the Interim Financial Statements or Exhibit 3.5.2, to the extent and in the amounts so disclosed or reserved against, (B) deferred income tax liabilities of the Acquired Companies and (C) liabilities incurred or accrued in the ordinary course of business since October 31, 1998 and which would not, either individually or in the aggregate, have an adverse effect on the business, assets or operations of any of the Acquired Companies.

3.5.3 Except as disclosed in the Interim Financial Statements or Exhibit 3.5.3, the Acquired Companies are not in default with respect to any liabilities or obligations other than where such default would not have an adverse effect on the Acquired Companies, and all such liabilities or obligations shown or reflected in the Interim Financial Statements or Exhibit 3.5.3 and such liabilities incurred or accrued subsequent to October 31, 1998 have been, or are being, paid and discharged as they become due, and all such liabilities and obligations were incurred in the ordinary course of business except as indicated in Exhibit 3.5.3.

3.6 Tax Returns. The Acquired Companies have, as of the date hereof, and will have prior to the Closing, timely and accurately filed all federal, state, foreign and local tax returns and reports (including, without limitation, income, sales, use, excise, payroll, real and personal property tax returns and reports) required to be filed by them prior to such date (giving effect to any applicable extensions of statutes of limitations) and have timely paid, or will timely pay prior to the Closing, all taxes shown on such returns as owed for the periods of such returns, including all withholding or other payroll related taxes shown on such returns. In the event any of the Acquired Companies has extended any tax return to a date which is after the Closing, such Acquired Company has made all deposits or payments required with such extension. No assessments or notices of deficiency or other written communications from any taxing authority with respect to any unpaid taxes, assessments or deficiencies have been received by any of the Acquired Companies with respect to any such tax return which have not been paid, discharged or fully reserved against in the Interim Financial Statements or described on Exhibit 3.6, and no amendments or applications for refund have been filed or are planned with respect to any such return. Except as described on Exhibit 3.6, there are no agreements between any of the Acquired Companies and any taxing authority, including, without limitation, the Internal Revenue Service, waiving or extending any statute of limitations with respect to any tax return or any consent or election under the Code, other than such consents and elections, if any, reflected in the tax returns of an Acquired Company for its taxable years ending on or before October 31, 1998, but after June 30, 1994. True and complete copies of the state and federal income tax returns required to be filed by the Acquired Companies for the three (3) taxable years prior to the Closing have been provided to Purchaser. Except as described on Exhibit 3.6, the federal and state income tax returns of the Acquired Companies have never been audited by the Internal Revenue Service.

3.7 Ownership of Assets and Leases.

3.7.1 Exhibit 3.7.1.1 attached hereto contains a list of all fixed asset groups (by type and year acquired) owned by each of the Acquired Companies, including, but not limited to, all leasehold improvements and all machinery and equipment, office furniture and equipment, and all vehicles owned by the Acquired Companies as of October 31, 1998. The Acquired Companies have good and marketable title to all of the assets shown on Exhibit 3.7.1.1. Except as shown on Exhibit 3.8, such assets are not subject to any mortgage, pledge, lien, security interest, conditional sale agreement, encumbrance, charge or adverse claim whatsoever, other than Permitted Liens. Except as shown on Exhibit 3.7.1.2 or Exhibit 3.15.2, none of the properties or assets material to the businesses of the Acquired Companies are held under any lease, or as conditional vendee under any conditional sale or other title retention agreement. Exhibit 3.7.1.2 includes a list of all leases of all land, buildings, machinery, and equipment on the books of, or used in connection with the operations of, the Acquired Companies of which the Acquired Companies are tenants or lessees and involving obligations of more than $25,000 per annum, including respective expiration dates and monthly rentals. None of the property, real, personal, intangible, or mixed, of the Acquired Companies shown on Exhibits 3.7.1.1 or 3.7.1.2 is leased by the Acquired Companies to any other person or entity except as set forth thereon. There is no real property that is employed or used in connection with the businesses or operations of the Acquired Companies which is not described in Exhibits 3.7.1.1 or 3.7.1.2, and there are no items of machinery and equipment or vehicles material to the businesses of the Acquired Companies which are not described in Exhibits 3.7.1.1 or 3.7.1.2. Exhibit 3.7.1.1 includes depreciation schedules of the assets shown thereon. Except as set forth on Exhibit 3.7.1.1, all buildings, machinery and equipment owned or leased by the Acquired Companies are usable and operable in the businesses of the Acquired Companies as they are now being conducted and are in good operating condition and reasonable state of repair, subject only to ordinary wear and tear. The Acquired Companies do not have nor do they maintain in the ordinary course of their businesses inventories of a nature which are readily salable. The Acquired Companies have not received any notice of violation of any applicable zoning regulation, ordinance or other law, regulation or requirement relating to its operations and properties, whether owned or leased, and there is no such violation or, to the knowledge of the Acquired Companies and the Shareholders, grounds therefor which could materially adversely affect the operation of the businesses conducted by the Acquired Companies. Except pursuant to this Agreement and except as set forth in Exhibits 3.15.2 and 3.1.7.2, neither the Acquired Companies nor the Shareholders are a party to any contract or obligation whereby there has been granted to anyone an absolute or contingent right to purchase, obtain or acquire any rights in any of the material assets, properties or operations which are owned by the Acquired Companies or which are used in connection with the businesses of the Acquired Companies. The assets of the Acquired Companies (owned, leased or licensed) are now, and at the Closing will be, sufficient for the operation of the businesses of the Acquired Companies consistent with their operations for the most recent fiscal year.

3.7.2 Except as disclosed in Exhibits 3.7.1 and 3.7.2, the Acquired Companies will not own as of the Acquired Companies Effective Date, and have not owned during the three (3) year period prior to the Closing Date, any real property.

3.7.3 No water or sewer charges or other similar assessments relating to any real property or the improvements thereon occupied by the Acquired Companies and for which the Acquired Companies are responsible for paying are delinquent, including, to the knowledge of the Acquired Companies and the Shareholders, any special charges or assessments pending or threatened against such real property or the improvements thereon.

3.7.4 There are no pending, or, to the knowledge of the Acquired Companies and the Shareholders, threatened or contemplated, eminent domain proceedings affecting the real property or any part thereof occupied by the Acquired Companies.

3.8 Indebtedness of the Acquired Companies. Attached hereto as Exhibit 3.8 is a list of all instruments, agreements or arrangements pursuant to which the Acquired Companies have borrowed any money, incurred any indebtedness, or established any line of credit which represents a liability of the Acquired Companies on the date hereof and which involve obligations of greater than $25,000 per annum. The Acquired Companies have performed all the obligations required to be performed by them through the date hereof pursuant to the obligations listed on Exhibit 3.8 and the Acquired Companies are not in default under any mortgage, indenture, note or other obligation for, or relating to, borrowed money to which any of the Acquired Companies is a party, or to which any property or assets belonging to, or used by, any of the Acquired Companies is subject, and there has not occurred any event which, but for the passage of time or giving of notice, or both, would constitute a default under any such instrument, document or obligation other than where such default would not have an adverse affect on any of the Acquired Companies.

3.9 Accounts Receivable and Notes Receivable. Attached hereto as Exhibit 3.9 is a true and complete list of all of the accounts receivable of the Acquired Companies included as part of the Interim Financial Statements and all of the notes receivable of the Acquired Companies. All services rendered between October 31, 1998 and the Closing have been, or will have been, (as applicable) properly recorded consistent with past practice on the books of the Acquired Companies in the ordinary course of business.

3.10 Agreement Does Not Violate Other Instruments. Except as listed in Exhibit 3.10, the execution and delivery of this Agreement by the Acquired Companies or the Shareholders does not, and the consummation of the transactions contemplated hereby will not, violate any provision of the Articles of Incorporation, as amended, or Bylaws, as amended, of the Acquired Companies or violate or constitute an occurrence of default under any provision of, or conflict with, or result in acceleration of any obligation under, or give rise to a right by any party to terminate its obligations under, any mortgage, deed of trust, conveyance to secure debt, note, loan, lien, lease, license, agreement, instrument, or any order, judgment, decree or other arrangement to which any of the Acquired Companies or a Shareholder are a party or are bound or by which the assets of any of the Acquired Companies are bound, except for such violations, defaults, conflicts, acceleration and rights to terminate which would not prevent the consummation of the transactions contemplated hereby. Except as listed on Exhibit 3.10 and except for the filing of the Articles of Merger for each of the Acquired Companies Mergers as required by the Arizona Business
Corporation Act, no consent, approval, order or authorization of, or registration, declaration or filing with, any governmental entity is required to be obtained or made by or with respect to the Acquired Companies, or any assets, properties or operations of the Acquired Companies or a Shareholder, in connection with the execution and delivery by the Acquired Companies or the Shareholders of this Agreement or the consummation of the transactions contemplated hereby except for such consents, approvals, order or authorizations, or registrations, declarations or filings the failure of which to obtain or make would not prevent the consummation of the transactions contemplated hereby.

3.11 Absence of Changes. Except as disclosed on Exhibit 3.11, since October 31, 1998, the Acquired Companies have not:

3.11.1 Transferred, assigned, conveyed or liquidated into current assets any of their assets or businesses or entered into any transaction or incurred any liability or obligation, other than in the ordinary course of their businesses;

3.11.2 Suffered any adverse change in their businesses, operations, or financial condition or become aware of any event or state of facts which would reasonably likely result in any such adverse change;

3.11.3 Suffered any destruction, damage or loss, whether or not covered, by insurance;

3.11.4 Suffered, permitted or incurred the imposition of any lien, charge, encumbrance (which as used herein includes, without limitation, any mortgage, deed of trust, conveyance to secure debt or security interest) or claim upon any of their assets, other than in the ordinary course of business or any Permitted Liens;

3.11.5 Committed, suffered, permitted or incurred any default in any agreement, liability or obligation binding on any Acquired Company;

3.11.6 Made or agreed to any material adverse change in the terms of any contract or instrument to which any of them is a party;

3.11.7 Waived, canceled, sold or otherwise disposed of any claim or right which any of them have against others and which had a value reasonably estimated to be greater than $25,000;

3.11.8 Declared, promised or made any distribution or other payment to the Acquired Companies Shareholders (other than compensation for services actually rendered paid in the ordinary course consistent with past practices) or issued any shares or rights, options or calls with respect to the shares of capital stock of the Acquired Companies, or redeemed, purchased or otherwise acquired any of the shares of capital stock of the Acquired Companies, or made any change whatsoever in the capital structure of the Acquired Companies, except for any such distributions or payments made to the ESOP in the ordinary course of business consistent with past practice;

3.11.9 Paid, agreed to pay or incurred any obligation for any payment for, any contribution or other amount to, or with respect to, any Benefit Plan (except pursuant to the existing terms of such plans and pursuant to any change in any applicable law), or paid any bonus to, or granted any increase in the compensation of, the directors, officers, consultants, agents or employees of the Acquired Companies, or made any increase in the pension, retirement or other benefits of their directors, officers, consultants, agents, field representatives or other employees except in the ordinary course of business consistent with past practice;

3.11.10 Incurred any other liability or obligation or entered into any transaction other than in the ordinary course of business or other than in connection with the transactions contemplated hereby and disclosed herein;

3.11.11 Received any notices, and neither the Acquired Companies nor the Shareholders have reason to believe, that any supplier has taken or is contemplating taking any steps which could materially disrupt the business relationship of any of the Acquired Companies with said supplier or could result in the material diminution in the value of the Acquired Companies as a going concern;

3.11.12 Paid, agreed to pay, or incurred any obligation for any payment of, any indebtedness (other than in connection with the transactions contemplated hereby and as disclosed herein) except (i) current liabilities incurred in the ordinary course of business, and (ii) payments as they become due pursuant to governing agreements disclosed hereunder as such agreements existed on the Execution Date (or as amended thereafter as not otherwise prohibited by this Agreement);

3.11.13 Delayed or postponed the payment of any liabilities, whether current or long term, or failed to pay in the ordinary course of business any liability on a timely basis consistent with prior practice, except for any liability being challenged in good faith by the Acquired Companies; or,

3.11.14 Except as set forth in Exhibit 2.11.4, amended or modified any Benefit Plan to increase benefits or accelerate eligibility or vesting thereunder or added any Benefit Plan.

3.12 Litigation. There is no suit, action, proceeding, claim or investigation pending or, to the knowledge of the Acquired Companies or the Shareholders, threatened against any of the Acquired Companies and, to the knowledge of the Acquired Companies and the Shareholders, there exists no substantial basis or grounds for any such suit, action, proceeding, claim or investigation that would be reasonably likely to result in an outcome adverse to the Acquired Companies.

3.13 Licenses and Permits; Compliance With Law. The Acquired Companies hold all licenses, certificates, permits, franchises and rights from all appropriate federal, state or other governmental or regulatory authorities reasonably necessary for the conduct of their businesses and the use of their assets other than where the failure to hold such licenses, certificates, permits, franchises and rights would not have an adverse effect on any of the Acquired Companies. All such licenses, certificates, permits, franchises and rights which are reasonably necessary to the businesses are listed in Exhibit 3.13. Except as noted in
Exhibit 3.13, the Acquired Companies are presently conducting their businesses so as to comply in all material respects with all applicable statutes, ordinances, rules, regulations and orders of any governmental or regulatory authority applicable thereto. Further, the Acquired Companies are neither presently charged with nor, to the knowledge of the Acquired Companies and Shareholders, under governmental investigation with respect to, any actual or alleged violation of any statute, ordinance, rule or regulation, nor are presently the subject of any pending or, to the knowledge of the Acquired Companies and Shareholders, threatened adverse proceeding by any regulatory authority having jurisdiction over their businesses, properties or operations. Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will result in the termination of any license, certificate, permit, franchise or right held by any of the Acquired Companies reasonably necessary to conduct their businesses.

3.14 Contracts, Etc. Exhibit 3.14 hereto consists of a true and complete list of all contracts, agreements and other instruments to which the Acquired Companies are a party which requires or is likely to require the payment by the Acquired Companies of an amount, or requires the Acquired Companies to provide goods or services having a sales price or fair market value, equal to $25,000 or more per annum, except for those contracts, insurance policies and Benefit Plans listed in Exhibits 3.7.1.2, 3.8, 3.9, 3.13, 3.14, 3.15.1, 3.15.2 and 3.17,
respectively. On or prior to the delivery to Purchaser of the Exhibits to this Agreement, the Acquired Companies have delivered a true and complete copy of each such contract, agreement or instrument, including those listed in Exhibits 3.7.1.2, 3.8, 3.9, 3.13, 3.14, 3.15.1, 3.15.2 and 3.17. Except as set forth in
Exhibits  3.7.1.2,  3.8, 3.9, 3.13,  3.14,  3.15.1,  3.15.2 or 3.17, none of the
Acquired Companies is a party or subject to, whether oral or written, any of the following:

3.14.1 Any contracts, commitments or agreements, the consummation or performance of which would, either singly or in the aggregate, have a material adverse impact upon their businesses, operations or financial condition;

3.14.2 Any contract or agreement which is outside of the ordinary course of their businesses or at a price or prices materially in excess of those otherwise available at the time such contract or commitment was entered into;

3.14.3 Any contract or agreement which requires services to be provided or performed by the Acquired Companies or which authorizes others to perform services for, through or on behalf of the Acquired Companies (except in the ordinary course of business) having a sales price or fair market value, equal to $25,000 or more per annum;

3.14.4 Any lease, rental agreement or other contract for the lease of any real or personal property and any maintenance or service agreements, in each case requiring aggregate annual payments in excess of $25,000 relating to any real or personal property;

3.14.5 Any note receivable;

3.14.6 Any contract or agreement providing for payments based in any manner upon the sales, purchases, receipts, income or profits of the Acquired Companies;

3.14.7 Any contract or agreement, or sales or purchase order, which involves future payments, performance of services or delivery of goods and/or materials, to or by the Acquired Companies with an annual amount or value in the aggregate in excess of $25,000 (other than trade accounts payable incurred in the ordinary course of business with an amount or value of less than $25,000);

3.14.8 Any franchise agreement, marketing agreement or royalty agreement;

3.14.9 Any contract or agreement with a creditor not made in the ordinary course of business;

3.14.10 Any employment contract or arrangement regarding employees, independent contractors, consultants or field representatives which is not terminable by any Acquired Company within thirty (30) days without payment of any amount for any reason whatsoever, or without any required continuing payment of any type or nature, including, without limitation, any bonuses and vested commissions;

3.14.11 Any plan or other arrangement providing for life insurance, pensions, stock rights, distributions, options, deferred compensation, retirement payments, profit sharing, medical reimbursements or other benefits for officers or other employees or independent contractors or field representatives;

3.14.12 Any contract or agreement restricting the Acquired Companies from carrying on their businesses;

3.14.13 Any instrument or agreement evidencing or related to indebtedness for money borrowed or to be borrowed, whether directly or indirectly, by way of purchase money obligation, guaranty, subordination, conditional sale, lease-purchase or otherwise;

3.14.14 Any contract with any labor organization;

3.14.15 Any policy of life, fire, liability, medical or other form of insurance;

3.14.16  Any  order  or  written  approval  of  any  federal,   state  or  local
governmental or regulatory authority required to conduct their businesses; or,

3.14.17 Any contract or agreement with any contract programmer, independent contractor, consultant, nonemployee agent or other entities (other than an employee) to perform computer programming services for the Acquired Companies.

All of the contracts, agreements, policies of insurance or instruments described in Exhibits 3.7.1.2, 3.8, 3.9, 3.13, 3.14, 3.15.1, 3.15.2 and 3.17 hereto are valid and binding upon the Acquired Companies and, to the knowledge of the Acquired Companies and the Shareholders, the other parties thereto and are in full force and effect and enforceable in accordance with their terms, except as enforceability may be limited by applicable equitable principles or by bankruptcy, insolvency, reorganization, moratorium, or similar laws from time to time in effect affecting the enforcement of creditors' rights generally and neither the Acquired Companies nor, to the knowledge of the Acquired Companies and the Shareholders, any other party to any such contract, commitment or arrangement has breached any provision of, or is in default under, the terms thereof. Except for items specifically described in Exhibit 3.14, neither the Acquired Companies nor the Shareholders have received any payment from any contracting party in connection with or as an inducement for entering into any contract, agreement, policy or instrument except for payment for actual services rendered or to be rendered by the Acquired Companies.

3.15 Intellectual Property; Computer Software.

3.15.1  Intellectual  Property.

3.15.1.1 Exhibit 3.15.1 hereto sets forth a complete and correct list and summary description of all trademarks, trade names, service marks, service names, brand names, copyrights and patents, registrations thereof and applications therefor, owned by or used in the businesses of each of the Acquired Companies together with a complete list of all licenses granted by or to the Acquired Companies with respect to any of the above. Except as set forth on Exhibit 3.15.1, all such trademarks, trade names, service marks, service names, brand names, copyrights and patents are either (i) owned by an Acquired Company, free and clear of all liens, and encumbrances of any nature whatsoever, other than Permitted Liens or (ii) licensed by an Acquired Company pursuant to valid, binding license agreements which are set forth on Exhibit 3.15.1. The Acquired Companies are not currently in receipt of any notice of any alleged violation of, and, to the knowledge of the Acquired Companies and the Shareholders, the Acquired Companies are not violating, the rights of others in any trademark, trade name, service mark, copyright, patent, trade secret, know-how or other intangible asset.

3.15.1.2 Also, attached hereto as Exhibit 3.15.1 sets forth the Certificates of Registration issued by the U.S. Patent and Trademark Office for the trademarks listed thereon for which registrations have been issued (the "Marks"). The trademark registrations set forth on Exhibit 3.15.1 are owned exclusively by the Acquired Companies designated in Exhibit 3.15.1, free and clear of all liens, security interests and encumbrances of any nature whatsoever, other than Permitted Liens.

3.15.1.3 The designated Acquired Company is the owner of the federal Registration Nos. listed in Exhibit 3.15.1 in the U.S. Patent and Trademark Office for the Marks noted thereon for use in connection with its business, and such registrations are in full force and effect.

3.15.1.4 Except as described in Exhibit 3.15.1, the Acquired Companies have not granted any license, permits or other authorization to any other person or entity to use said Marks and have made no conveyance of any such rights;

3.15.1.5 There have been, and are, no past or present disputes or litigation or, to the knowledge of the Acquired Companies and the Shareholders demands, challenging on the ownership by the Acquired Companies or any predecessor, of any of the said Marks or challenging the validity of any of the Marks or the registration thereof;

3.15.1.6 There are no prior settlements, agreements, or administrative or judicial decisions affecting ownership or validity of the Marks or limiting the right of the Acquired Companies, or to the knowledge of the Acquired Companies and the Shareholders, any predecessor owner, to use or register the Marks or to grant this assignment; and,

3.15.1.7 There are no other agreements, contracts or licenses to which any of the Acquired Companies is a party granting, limiting, encumbering or otherwise directly or indirectly affecting the ownership or use of, or the right to use or assign, the Marks by the Acquired Companies.

3.15.2 Computer Software. The designated Acquired Company has good and marketable title to that computer software (and any code (object and source), design documentation, user, system, installation or similar manuals, specifications, diagrams, documentation, flow charts, functional descriptions, ideas, know-how, trade secrets, methods, processes, training materials and other related materials, regardless of the media on which such materials reside) reasonably necessary to the conduct of the business of the Acquired Companies as presently conducted and which is not Licensed Software (the "Owned Software"), free of all claims, including claims or rights of employees, agents, consultants or other parties involved in the development or creation of such computer software. Except as set forth on Exhibit 3.15.2, the designated Acquired Company has the right and license to use, sublicense, modify and copy that software described as "Licensed Software" on Exhibit 3.15.2 (the "Licensed Software") free and clear of any limitations or encumbrances except as may be set forth in any agreements listed in Exhibit 3.15.2. Exhibit 3.15.2 sets forth a list of all license fees, rents, royalties or other charges that each such Acquired Company is expressly obligated to pay after the Closing with respect to Licensed Software that is substantially in excess of the amounts the Acquired Companies are paying as of Execution Date with respect to the Licensed Software. The
Acquired Companies are in compliance, in all material respects, with all provisions of any license, lease or other similar agreement pursuant to which they have rights to use the Licensed Software. Except as disclosed on Exhibit 3.15.2, none of the Licensed Software has been incorporated into or made a part of any Owned Software or any other Licensed Software by any Acquired Company and none of the Owned Software is dependent on any Licensed Software in violation of any rights of third parties. The Owned Software and Licensed Software constitute all software used in the businesses of such Acquired Companies, excluding object code, end-user, non-exclusive licenses granted to any Acquired Company as an end-user in the ordinary course of business that permit the use of such software products without a right to modify, distribute or sublicense such products (the "Acquired Companies Software"). To the knowledge of the Acquired Companies and the Shareholders, the Acquired Companies are not infringing any intellectual property rights of any other person or entity with respect to the Acquired Companies Software, and, to the knowledge of the Acquired Companies and the Shareholders, no other person or entity is infringing any intellectual property rights in the Acquired Companies Software which the Acquired Companies leases or licenses to it.

3.16 Labor Matters. The Acquired Companies have provided Purchaser with a complete and accurate list of all employees and independent contractors of the Acquired Companies and their current salaries or rates and the salary increase guidelines of the Acquired Companies as of October 31, 1998. In addition, the Acquired Companies have provided Purchaser with a complete and accurate copy of the commission formula used, as of the Execution Date, to determine compensation for those employees who are compensated based, in whole or in part, upon commissions from the sales of products or services of the Acquired Companies. Except as set forth on Exhibit 3.16, within the last three (3) years none of the Acquired Companies have been the subject of any union activity or labor dispute, nor has there been any strike of any kind called, or, to the knowledge of the Acquired Companies and the Shareholders, threatened to be called against any of them. Except as set forth on Exhibit 3.16 and to the knowledge of the Acquired Companies and the Shareholders, the Acquired Companies have not violated, in any material respect, any applicable federal or state law or regulation relating to labor, labor practices, or employment practices. The staffing and employment levels of the Acquired Companies are now, and will be at the Closing, sufficient to run the businesses of the Acquired Companies at levels of production, sales, marketing and administration consistent with the levels of production, sales, marketing and administration for the prior fiscal year.

3.17 Benefit Plans.

3.17.1 Exhibit 3.17 lists every pension, retirement, profit-sharing, deferred compensation, stock option, employee stock ownership, severance pay, vacation, bonus or other incentive plan, any other written or unwritten employee program, arrangement, agreement or understanding, (whether arrived at through collective bargaining or otherwise), any medical, vision, dental or other health plan, any life insurance plan or any other employee benefit plan or fringe benefit plan, including, without limitation, any "employee benefit plan," as that term is defined in Section 3(3) of the Employee Retirement Income Security Act of 1974 as amended ("ERISA") and any multiemployer plan within the meaning of Section 3(37) of ERISA, currently or previously adopted, maintained, sponsored in whole or in part or contributed to by the Acquired Companies for any current or former member of a commonly controlled group of trades or businesses (as defined in Section 4001(b)(1) of ERISA) including the Acquired Companies for the benefit of employees, retirees, dependents, spouses, directors, independent contractors or other beneficiaries of the Acquired Companies under which employees, retirees, dependents, spouses, directors, independent contractors or other beneficiaries of the Acquired Companies are eligible to participate or under or in connection with which the Acquired Companies have any contingent or noncontingent liability of any kind whether or not probable of assertion (collectively, the "Benefit Plans"). Any of the Benefit Plans which is an "employee pension benefit plan," as that term is defined in Section 3(2) of ERISA, or an "employee welfare benefit plan" as that term is defined in Section 3(1) of ERISA, is referred to herein as an "ERISA Plan." No Benefit Plan is or has been a multiemployer plan within the meaning of Section 3(37) of ERISA or a defined benefit plan within the meaning of Section 4001(a)(15) of ERISA.

3.17.2  Exhibit  3.17 also  lists:  (a) all trust  agreements  or other  funding arrangements, including insurance contracts, and all amendments thereto applicable to the Benefit Plans; (b) where applicable, with respect to any such plan or plan amendments, the most recent determination letters issued by the United States Internal Revenue Service; (c) all rulings, opinion letters, information letters or advisory opinions issued by the United States Department of Labor after December 31, 1994, with respect to such Benefit Plan; (d) annual reports or returns and audited or unaudited financial statements for the most recent three plan years and any amendments thereto; and (e) the most recent summary plan descriptions and any material modifications thereto with respect to such Benefit Plans. Contemporaneous with the delivery of the Exhibits to this Agreement, the Acquired Companies and the Shareholders have delivered a true and complete copy of each such Benefit Plan, agreements, letters, rulings, opinions, reports, returns, financial statements and/or summary descriptions described in
Section 3.17.1 or 3.17.2.

3.17.3 All the Benefit Plans and the related trusts subject to ERISA comply with and have been administered in compliance, in all material respects, with all applicable provisions of ERISA and the Code and all other applicable laws, rules and regulations and collective bargaining agreements, and neither the Acquired Companies nor the Shareholders have received any notice from any governmental or regulatory authority questioning or challenging such compliance. To the knowledge of the Acquired Companies and the Shareholders, no event has occurred which will or could give rise to disqualification of any such plan under Sections 401(a) or 501(a) of the Code or to a tax under Section 511 of the Code.

3.17.4 Neither the Acquired Companies nor, to the knowledge of the Acquired Companies and the Shareholders, any administrator or fiduciary of any such Benefit Plan (or agent or delegate of any of the foregoing) has engaged in any transaction or acted or failed to act in any manner which could subject the Acquired Companies to any direct or indirect material liability (by indemnity or otherwise) for a breach of any fiduciary, co-fiduciary or other duty under ERISA. Except as disclosed in Exhibit 3.17 and other than routine, non-contested claims for benefits, there are no unresolved claims or disputes under the terms of, or in connection with, the Benefit Plans, and no action, legal or otherwise, has been commenced with respect to any claim.

3.17.5 To the knowledge of the Acquired Companies or the Shareholders, no "party in interest" (as defined in Section 3(14) of ERISA) or "disqualified person" (as defined in Section 4975(e)(2) of the Code) of any Benefit Plan has engaged in any non-exempt "prohibited transaction" (within the meaning of Section 4975(c) of the Code or Section 406 of ERISA) that would subject the Acquired Companies to any material liability. There has been no (a) "reportable event" (as defined in Section 4043 of ERISA), or event described in Section 4062(f) or Section 4063(a) of ERISA or (b) termination or partial termination, withdrawal or partial withdrawal with respect to any of the ERISA Plans which the Acquired Companies (or any member of a controlled group of trades or businesses as defined in Section 4001(b) which has, since January 1, 1992, included the Acquired Companies) maintain or contribute to or have maintained or contributed to or were required to maintain or contribute to for the benefit of employees of the Acquired Companies or any subsidiaries thereof now or formerly in existence which could result in a material liability to the Acquired Companies or any beneficiary thereof.

3.17.6 Except as disclosed in Exhibit 3.17, the Acquired Companies had no liability as of October 31, 1998, under any Benefit Plan that was not reflected in the Interim Financial Statements that was required to be so reflected in accordance with the historical accounting practices and procedures of the Acquired Companies.

3.17.7 The Acquired Companies do not maintain any Benefit Plan providing deferred or stock based compensation which is not reflected in the Interim Financial Statements.

3.17.8 The Acquired Companies have not maintained, and do not now maintain, a Benefit Plan providing post-retirement medical or life benefits to employees after retirement or other separation of service except to the extent required under Part 6 of Title I of ERISA and Code Section 4980B.

3.17.9 Except as disclosed in Exhibit 3.17, the consummation of the transactions contemplated by this Agreement will not (i) entitle any current or former employee of the Acquired Companies to severance pay or any payment contingent upon a change in control or ownership of any of the Acquired Companies, or (ii) accelerate the time of payment or vesting, or increase the amount, of any compensation due to any such employee or former employee.

3.17.10 All Benefit Plans subject to section 4980B of the Code as amended from time to time or Part 6 of Title I of ERISA or both have been maintained in compliance, in all material respects, with the requirements of such laws and any regulations issued thereunder.

3.18 Acquired Companies Customers. As of the Acquired Companies Effective Date, the Acquired Companies will have provided Purchaser with a true and correct list of all customers of each of the Acquired Companies as of the Acquired Companies Effective Date setting forth as to each customer its name, address, telephone number and principal person of contact. Except as disclosed in Exhibit 3.18, the Acquired Companies have not received any notice and have no knowledge that any such customer of the Acquired Companies has taken or is contemplating taking any steps which could result in the material diminution in the value of the business of the Acquired Companies with such customer or which could result in the material diminution in the value of the businesses of the Acquired Companies as a going concern.

3.19 Environmental Matters. Except as set forth in Exhibit 3.19, to the knowledge of the Acquired Companies and the Shareholders, no real property owned, used or leased by the Acquired Companies (the "Property") has been used by the Acquired Companies or any other party for the handling, treatment, storage or disposal into the environment of any Hazardous Substance (as hereinafter defined) during the period of the ownership, use or lease by the Acquired Companies. Except as set forth in Exhibit 3.19, no release, discharge, spillage or disposal of any Hazardous Substance and no soil, water or air contamination by any Hazardous Substance has occurred or is occurring in, from or on the Property the result of which would have a material adverse effect on the Acquired Companies. Except as set forth in Exhibit 3.19, the Acquired Companies have complied, in all material respects, with all reporting requirements under any applicable federal, state or local environmental laws and permits, and there are no existing violations by the Acquired Companies of any such environmental laws or permits. Except as set forth in Exhibit 3.19, there are no actions, suits, proceedings or investigations against any of the Acquired Companies related to the presence, release, production, handling, discharge, spillage, transportation or disposal of any Hazardous Substance or ambient air conditions or contamination of soil, water or air by any Hazardous Substance pending or, to the knowledge of the Acquired Companies and the Shareholders, threatened with respect to the Property or otherwise against any of the Acquired Companies in any court or before any state, federal or other governmental or regulatory authority or private arbitration tribunal and, to the knowledge of the Acquired Companies and the Shareholders, there is no basis for any such claim, action, suit, proceeding or investigation. To the knowledge of the Acquired Companies, there are no underground storage tanks on the Property, and no building or other improvement included in the Property contains any asbestos or any asbestos-containing materials, and such buildings and improvements are free from radon contamination. For the purposes of this Agreement, "Hazardous Substance" shall mean any hazardous or toxic substance or waste as those terms are defined by any applicable federal, state or local law, ordinance, regulation, policy, judgment, decision, order or decree including, without limitation, the Comprehensive Environmental Recovery Compensation and Liability Act, 42 U.S.C. 9601 et seq. ("CERCLA"), the Hazardous Materials Transportation Act, 49 U.S.C. 1801 et seq. and the Resource Conservation and Recovery Act, 42 U.S.C. 6901 et seq., ("RCRA") and petroleum, petroleum products and oil.

3.20 Insurance. The Acquired Companies have provided Purchaser with true and complete copies of all insurance policies which the Acquired Companies maintained with respect to their businesses, properties or employees within the preceding two years and which are currently still in full force and effect. No event has occurred which would give any insurance carrier a right to terminate any such policy. Such policies, with respect to their amounts and types of coverage, are reasonable in the context of industry practice. Except as set forth in Exhibit 3.20, since October 31, 1998, there has not been any change in the premiums payable pursuant to such policies other than in accordance with the terms of such policies.

3.21 Related Party Relationships. To the knowledge of the Acquired Companies and the Shareholders, and except as set forth in Exhibit 3.21, no Shareholder nor any officer or director of the Acquired Companies possesses, directly or indirectly, any beneficial interest in, or is a director, officer or employee of, any corporation, partnership, firm, association or business organization which is a client, supplier, customer, lessor, lessee, lender, creditor, borrower, debtor or contracting party with or of the Acquired Companies (except as a holder of less than a one percent (1%) equity interest in an entity whose shares are traded on national or regional securities exchange or in the over-the-counter market).

3.22 Brokers. No investment banker, broker or finder has acted for the Acquired Companies or the Shareholders in connection with this Agreement or any of the transactions contemplated hereby.

3.23 Loans and Advances. Except as set forth in Exhibit 3.23, there are no loans and advances made by the Acquired Companies to any Acquired Companies Shareholders or any other employee or contractor of such Acquired Companies. Prior to or at the Closing and except for the loans set forth in Exhibit 3.23, all loans and advances made by the Acquired Companies to any Acquired Companies Shareholder or any other employee or contractor of the Acquired

Companies shall be repaid along with all accrued interest and as of the Closing, and except for the loans set forth on Exhibit 3.23, no outstanding amounts shall be due to the Acquired Companies from any such Shareholder or employee or contractor. The Acquired Companies have not forgiven any such indebtedness nor have they dispersed funds by way of bonus or otherwise to any Shareholder or any employee or contractor for the direct or indirect purpose of providing funds to repay such loans or advances. In no event will the aggregate outstanding loans to the Shareholders exceed $1,500,000 on the Closing Date; provided that such amount will not apply to costs of the Shareholders or the Acquired Companies to enter into the transactions contemplated by this Agreement. Except for payments by the Acquired Companies of the costs of the Shareholders and the Acquired Companies to enter into the transactions contemplated by this Agreement, whether paid before, on or after the Execution Date (which payments shall be treated as loans to the Shareholders), no loans or advances will be made by the Acquired Companies to its other employees or contractors after the Execution Date. Any such costs incurred by the Surviving Corporations for services rendered after the Closing Date shall not be the responsibility of the Shareholders. With respect to those loans or advances to the Shareholders described in Exhibit 3.23, such amounts shall be repaid in full, with interest thereon from the Closing Date at the Applicable Federal Rate, more than one year (but not more than fourteen months) following the Closing which amounts may be repaid in Shares based upon the then current fair market value on the last business day preceding such repayment. At the request of the Purchaser after the Closing Date, Shareholders agree to execute and deliver to Purchaser promissory notes (which notes shall include the interest and payment terms described in this Section 3.23) reasonable acceptably to Purchaser to evidence the repayment obligation of the Shareholders hereunder.

3.24 Year 2000. The Acquired Companies have formed a Year 2000 task force and developed and implemented a Year 2000 project plan for its information technology, in order to assure that its information technology is "Year 2000 Compliant" by June 30, 1999. The Acquired Companies have diligently pursued the tasks and deadlines set forth in the project plan, and with respect to those tasks which have not been completed as of the Closing Date in accordance with the deadlines occurring prior to such date as set forth in the plan, such tasks have been rescheduled in a manner which will meet the June 30, 1999 compliance date. To the knowledge of the Acquired Companies and the Shareholders, there are no existing facts, events or circumstances which are reasonably likely to prevent the information technology of the Acquired Companies from becoming Year 2000 Compliant on or before June 30, 1999. For purposes of this provision, "Year 2000 Compliant" means the information technology of the Acquired Companies will accurately receive, provide and process date/time data (including, but not limited to, calculating, comparing, sequencing, displaying and reporting) from, into and between the 20th and 21st centuries, including the years 1999 and 2000, and leap year calculations and will not malfunction, cease to function or provide invalid or incorrect results as a result of date/time data, to the extent that other information technology used in combination with the information technology of the Acquired Companies, properly provides and exchanges valid and correct date/time data with it. For purposes of this provision, "information technology" means any material computer hardware, computer software, computer firmware or databases (whether for a specific or general purpose), that are used by the Acquired Companies in the conduct of their businesses. For purposes of this Section 3.24, information technology of the Acquired Companies does not include software or databases which are licensed by the Acquired Companies for which any Acquired Company is a non-exclusive end-user in the ordinary course of business and for which such Acquired Company is permitted to use such software products without a right to modify, distribute or sublicense such products. With respect to Licensed Software that the Acquired Companies have installed all updates or similar releases made available to the Acquired Companies by the providers of such software and databases for the purpose of making such software or databases Year 2000 Compliant, and for that software or databases for which no update or similar Year 2000 release has been made available to the Acquired Companies, the Acquired Companies have sought assurances from the providers that such software or databases will be Year 2000 Compliant in accordance with the Acquired Companies' Year 2000 project plan.

3.25 Information in Registration Statement. None of the information to be supplied by the Acquired Companies for inclusion in the Registration Statement will, at the time the Registration Statement becomes effective and at the Acquired Companies Effective Date and at the time the Registration Statement is first delivered to the Acquired Companies Shareholders and at the time of the meetings of the shareholders of the Acquired Companies to be held in connection with the transactions contemplated by this Agreement, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

3.26 Exhibits. All Exhibits attached hereto are true, correct and complete as of the date of this Agreement and will be true, correct and complete as of the Closing, except to the extent that such Exhibits may be untrue, incorrect or incomplete due to changes occurring due to the operation of the Acquired Companies in the ordinary course or as permitted by this Agreement.

3.27 WARRANTY DISCLAIMER. THE PARTIES HERETO AGREE THAT EXCEPT AS EXPRESSLY SET FORTH IN THIS AGREEMENT, INCLUDING THE EXHIBITS HERETO, THE ACQUIRED COMPANIES AND THE SHAREHOLDERS MAKE NO REPRESENTATIONS OR WARRANTIES OF ANY KIND OR CHARACTER, EXPRESS OR IMPLIED.

4. REGISTRATION STATEMENT/ADDITIONAL AGREEMENTS.

4.1 Registration Statement. As promptly as practicable after the Execution Date, the parties shall prepare and file with the SEC a Registration Statement on Form S-4 under the Securities Act for the purposes of registering the Exchange Shares. Each of the Purchaser, the Acquired Companies and the Shareholders shall use their respective commercially reasonable efforts to have the Registration Statement declared effective as promptly as possible. Purchaser shall also as promptly as possible use its commercially reasonable efforts to take any action required to be taken under state securities or blue sky laws in connection with the issuance of the Shares pursuant to this Agreement. Purchaser and the Acquired Companies shall furnish each other with all information concerning Purchaser and the Acquired Companies, as the case may be, and the holders of their capital stock and shall take such other action as each party hereto may reasonably request in connection with the preparation of the Registration Statement and the issuance of the Shares.

4.2 Affiliate Agreements. Within ten (10) days after the Execution Date, the Acquired Companies shall cause to be delivered to Purchaser a list of all persons who are, or are expected to be, "affiliates" of the Acquired Companies as the term is used in Rule 145 under the Securities Act or under applicable SEC accounting releases with respect to pooling of interests accounting treatment. The Acquired Companies shall use their reasonable best efforts to cause each person who is identified as a possible "affiliate" in the list furnished pursuant to this
Section 4.2 to deliver to Purchaser at Closing a written agreement in substantially the form attached hereto as Exhibit 4.2.

5. REPRESENTATIONS AND WARRANTIES OF PURCHASER AND THE MERGER SUBS.

Purchaser and the Merger Subs, jointly and severally, represent and warrant to, and for the benefit of, the Acquired Companies and the Acquired Companies Shareholders as follows:

5.1 Organization and Standing and Foreign Qualifications. Purchaser is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and the Merger Subs are corporations duly organized, validly existing and in good standing under the laws of the State of Arizona, and each has the full power and authority (corporate and otherwise) to carry on its business in the places, and as, it is now being conducted and to own and lease the properties and assets which it now owns or leases. Purchaser is now, and will be at the Closing, duly qualified and/or licensed to transact business, and in good standing as a foreign corporation, in each other jurisdiction in which the character of the property owned or leased by Purchaser and the nature of the business conducted by it requires such qualification and/or licensing, except for such failures to be so qualified, licensed or in good standing which would not have a Purchaser Material Adverse Effect.

5.2 Authority and Status. Each of Purchaser and the Merger Subs have the capacity and authority to execute and deliver this Agreement, to perform hereunder and to consummate the transactions contemplated hereby without the necessity of any act or consent of any other person whomsoever. The execution, delivery and performance by Purchaser and the Merger Subs of this Agreement and each and every agreement, document, exhibit, and instrument provided for herein have been duly authorized and approved by its respective Board of Directors or Executive Committee thereof and by the Purchaser as sole shareholder of each of the Merger Subs. This Agreement and each and every other agreement, document, exhibit, and instrument to be executed, delivered and performed by Purchaser or the Merger Subs in connection herewith constitute or will, when executed and delivered, constitute the valid and legally binding obligations of Purchaser and the Merger Subs, as the case may be, enforceable against each of them in accordance with their respective terms, except as enforceability may be limited by applicable equitable principles or by bankruptcy, insolvency, reorganization, moratorium, or similar laws from time to time in effect affecting the enforcement of creditors' rights generally.

5.3 Capitalization. The authorized capital stock of Purchaser consists of 200,000,000 Shares, par value $0.10 per share, and 1,000,000 shares of Preferred Stock, par value $1.00 per share ("Preferred Stock"), of which 200,000 shares have been designated as Series A Participating Preferred Stock (the "Participating Preferred Stock"). As of December 28, 1998, (i) 77,871,734 Shares were issued and outstanding and (ii) no shares of Preferred Stock were issued and outstanding. All of the issued and outstanding Shares are validly issued, fully paid and non-assessable and free of preemptive rights. All of the Shares issuable in exchange for the shares of the capital stock of the Acquired Companies at the Acquired Companies Effective Time in accordance with this Agreement will be, when so issued, duly authorized, validly issued, fully paid and non-assessable and the issuance thereof is not subject to any preemptive or other similar rights. Purchaser has no other shares of capital stock authorized, issued or outstanding other than as set forth above. Except as set forth in
Exhibit 5.3, there are no outstanding options, warrants, subscriptions, calls, rights, convertible securities or other agreements or commitments obligating Purchaser to issue, transfer or sell any of its securities other than (i) rights to acquire shares of Participating Preferred Stock pursuant to the Rights Agreement and (ii) as of December 28, 1998, options to receive or acquire 11,853,882 Shares pursuant to employee incentive or benefit plans, programs and arrangements of the Purchaser or any of its subsidiaries ("Purchaser Stock Options").

5.4 Subsidiaries. Exhibit 5.4 sets forth each direct or indirect equity interest owned by Purchaser in any corporation, partnership, limited partnership, joint venture, trust or other business entity of which Purchaser or any of its other Purchaser Subsidiaries owns, directly or indirectly, greater than fifty percent of the shares of capital stock or other equity interests (including partnership interests) entitled to cast at least a majority of the votes that may be cast by all shares or equity interests having ordinary voting power for the election of directors or other governing body of such entity (each such entity is hereinafter referred to as a "Purchaser Subsidiary" and are hereinafter collectively referred to as the "Purchaser Subsidiaries"). Each Purchaser Subsidiary is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation. Each Purchaser Subsidiary is duly qualified and/or licensed to transact business, and in good standing as a foreign corporation, in each other jurisdiction in which the character of the property owned or leased by such Purchaser Subsidiary and the nature of the business conducted by it requires such qualification and/or licensing, except for such failures to be so qualified, licensed or in good standing which would not have a Purchaser Material Adverse Effect. Each Purchaser Subsidiary has the full power and authority (corporate and otherwise) to carry on its business in the places, and as, it is now being conducted and to own and lease the properties and assets which it now owns of leases. All of the outstanding shares of capital stock of the Purchaser Subsidiaries owned by Purchaser or by a Purchaser Subsidiary are free and clear of any liens, claims, charges or encumbrances of any nature whatsoever. There are not now, and at the Acquired Companies Effective Time there will not be, any outstanding options, warrants, subscriptions, calls, rights, convertible securities or other agreements or commitments obligating Purchaser or any Purchaser Subsidiary to issue, transfer or sell any securities of any Purchaser Subsidiary. There are not now, and as of the Acquired Companies Effective Time there will not be, any voting trusts or other agreements or understandings to which Purchaser or any of the Purchaser Subsidiaries is a party or is bound with respect to the voting of the capital stock of Purchaser or any of the Purchaser Subsidiaries.

5.5      SEC Filings; No Undisclosed Liabilities.

5.5.1 Since March 31, 1996, Purchaser has filed all reports, registration statements and other filings required to be filed by it with the SEC under the Securities Act and the Securities Exchange Act of 1934, as amended (the "Exchange Act"). All reports, registration statements and other filings (including all notes, exhibits and schedules thereto and documents incorporated by reference therein) filed by Purchaser with the SEC since March 31, 1996, together with any amendments thereto, are collectively referred to as the "Purchaser SEC Filings." Purchaser has furnished to the Acquired Companies and the Shareholders true and complete copies of the Purchaser SEC Filings. As of the respective dates of their filing with the SEC, the Purchaser SEC Filings complied in all material respects with the Securities Act, the Exchange Act and the rules and regulations of the SEC thereunder (as applicable thereto), and did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading. No Purchaser Subsidiary is required to file any report, registration statement or other filing with the SEC.

5.5.2 Each of the consolidated financial statements of the Purchaser (including any related notes or schedules) included in the Purchaser SEC Filings fairly present the consolidated financial position of Purchaser and the Purchaser Subsidiaries as of the dates thereof and the results of operations and cash flows for the periods then ended (subject, where appropriate, to normal year-end adjustments), all in conformity with GAAP during the periods involved or otherwise noted therein.

5.5.3 Neither Purchaser nor any of its subsidiaries has any liabilities or obligations (whether accrued, absolute, contingent or otherwise) which are of a nature required to be reflected in financial statements prepared in accordance with GAAP, consistently applied, (including, without limitation, any liability which might result from an audit of its tax returns by any appropriate authority), except for (A) the liabilities and obligations which are disclosed, or reserved against, in the Purchaser SEC Filings, to the extent and in the amounts so disclosed or reserved against, and (B) liabilities or obligations incurred or accrued in the ordinary course of business since the date of the most recent balance sheet of Purchaser and its subsidiaries included within any Purchaser SEC Filings and which would not, either individually or in the aggregate, have a Purchaser Material Adverse Effect.

5.6 Title to Properties; Encumbrances. Except as described in the following sentence, each of Purchaser and the Purchaser Subsidiaries has good and valid and marketable title to, or a valid leasehold interest in, all of the properties and assets (real, personal and mixed, tangible and intangible) material to the operation of the businesses of Purchaser and the Purchaser Subsidiaries, including, without limitation, all such properties and assets reflected in the most recent consolidated balance sheet of Purchaser and the Purchaser Subsidiaries included within any Purchaser SEC Filings (except for properties and assets disposed of in the ordinary course of business and consistent with past practices since the date of such balance sheet). None of such properties or assets are subject to any mortgage, pledge, lien, security interest, conditional sale agreement, encumbrance, charge or adverse claim whatsoever of any kind, except (i) as set forth in the Purchaser SEC Filings and (ii) such encumbrances that do not individually or in the aggregate have a Purchaser Material Adverse Effect.

5.7 Agreement Does Not Violate Other Instruments. The execution and delivery of this Agreement by Purchaser and the Merger Subs do not, and the consummation of the transactions contemplated hereby will not, violate any provisions of the Certificate of Incorporation, as amended, or Bylaws, as amended, of Purchaser or the Articles of Incorporation or Bylaws of the Merger Subs, or violate or constitute an occurrence of default under any provision of, or conflict with, or result in acceleration of any obligation under, or give rise to a right by any party to terminate its obligations under, any mortgage, deed of trust, conveyance to secure debt, note, loan, lien, lease, agreement, instrument, or any order, judgment, decree or other arrangement to which Purchaser or any Merger Sub is a party or is bound or by which any of them or their assets are affected. Except for applicable requirements of the 1933 Act, the Exchange Act, the rules and regulations of NASDAQ, state securities and blue sky laws, and the filing and recordation of the Articles of Merger for each of the Acquired Companies Mergers as required by the Arizona Business Corporation Act, no approval, order or authorization of, or registration, declaration or filing with any governmental or regulatory authority is required to be obtained or made by or with respect to Purchaser or any Merger Sub, or any assets, properties or operations of Purchaser, in connection with the execution and delivery by Purchaser or the Merger Subs of this Agreement or the consummation of the transactions contemplated hereby, except for such approvals, order or authorizations, or registrations, declarations or filings, the failure of which to obtain or make would not have a Purchaser Material Adverse Effect or prevent the consummation of the transactions contemplated hereby.

5.8 Ownership of the Stock of the Merger Sub. Purchaser owns beneficially and of record, free and clear of any lien or other encumbrance, all of the issued and outstanding shares of the Merger Subs.

5.9 Absence of Changes. Except as set forth in the Purchaser SEC Filings, since December 31, 1997, neither Purchaser nor any of the Purchaser Subsidiaries has
(a) suffered any change which had or would have a Purchaser Material Adverse Effect or (b) subsequent to the date hereof, except as permitted by this Agreement, conducted its business and operations other than in the ordinary course of business and consistent with past practices.

5.10 Merger Sub. The Merger Subs have been formed solely for the purpose of effecting the Acquired Companies Mergers and have not carried on any business.

5.11 Licenses and Permits; Compliance With Law. Purchaser and the Purchaser Subsidiaries hold all licenses, certificates, permits, franchises and rights from all appropriate federal, state or other public authorities reasonably necessary for the conduct of their businesses and the use of their assets other than where the failure to hold such licenses, certificates, permits, franchises or rights would not have a Purchaser Material Adverse Effect. Purchaser and the Purchaser Subsidiaries are presently conducting their businesses so as to comply in all material respects with all applicable statutes, ordinances, rules, regulations and orders of any governmental or regulatory authority applicable thereto. Further, neither Purchaser nor any Purchaser Subsidiary is presently charged with or, to the knowledge of Purchaser, under governmental investigation with respect to, any actual or alleged violation of any statute, ordinance, rule or regulation, nor is presently the subject of any pending or, to the knowledge of Purchaser, threatened adverse proceeding by any regulatory authority having jurisdiction over their businesses, properties or operations. Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will result in the termination of any license, certificate, permit, franchise or right held by Purchaser or any of the Purchaser Subsidiary reasonably necessary to conduct their businesses.

5.12 Labor Matters.  Except as set forth on Exhibit 5.12,  within the last three
(3) years, neither Purchaser nor any Purchaser Subsidiary has been the subject of any union activity, nor has there been any strike of any kind called, or threatened to be called against any of them. Except as set forth on Exhibit 5.12 and to the knowledge of Purchaser, neither Purchaser nor any Purchaser Subsidiary has violated any applicable federal or state law or regulation relating to labor, labor practices, or employment practices.

5.13 Information in Registration Statement. None of the information to be supplied by the Purchaser and its subsidiaries for inclusion in the Registration Statement will, at the time the Registration Statement becomes effective and at the Acquired Companies Effective Date and at the time the Registration Statement is first delivered to the Acquired Companies Shareholders and at the time of the meetings of the shareholders of the Acquired Companies to be held in connection with the transactions contemplated by this Agreement, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

5.14 WARRANTY DISCLAIMER. THE PARTIES HERETO AGREE THAT EXCEPT AS EXPRESSLY SET FORTH IN THIS AGREEMENT, INCLUDING THE EXHIBITS HERETO, PURCHASER AND THE MERGER SUBS MAKE NO REPRESENTATIONS OR WARRANTIES OF ANY KIND OR CHARACTER, EXPRESS OR IMPLIED.

6. CONDITIONS PRECEDENT TO OBLIGATIONS OF PURCHASER AND THE MERGER SUBS.

All of the obligations of Purchaser and the Merger Subs to consummate the transactions contemplated by this Agreement shall be contingent upon and subject to the satisfaction, on or before the Closing Date, of each and every one of the following conditions, all or any of which may be waived, in whole or in part, by Purchaser and the Merger Subs for purposes of consummating such transactions, but without prejudice to any other right or remedy which they may have hereunder as a result of any misrepresentation by, or breach of any covenant or warranty of, the Acquired Companies or the Shareholders contained in this Agreement or any other certificate or instrument furnished by the Acquired Companies or the Shareholders hereunder.

6.1 Representations True at Closing. With such exceptions as would not have, in the aggregate, a material adverse effect on the businesses, assets, liabilities, condition (financial or otherwise) or results of operations of the Acquired Companies, taken as a whole, the representations and warranties made by the Acquired Companies and the Shareholders to Purchaser and the Merger Subs in this Agreement, the Exhibits hereto or any document or instrument delivered at the Closing (other than the documents described in Sections 6.8 and 7.4) to Purchaser, the Merger Subs or their representatives hereunder shall be true and correct on the Closing Date with the same force and effect as though such representations and warranties had been made on and as of such date (except to
the  extent  a  different  date  is  specified  therein,   in
which case such representation and warranty shall be true and correct as of such date), except for changes contemplated by this Agreement and any changes in the ordinary course of business.

6.2 Covenants of the Acquired Companies. The Acquired Companies and the Shareholders shall have duly performed, in all material respects, all of the covenants, acts and undertakings to be performed by them on or prior to the Closing Date, and the President of each of the Acquired Companies and the Shareholders shall deliver to Purchaser and the Merger Subs a certificate dated as of the Closing Date certifying to the fulfillment of this condition and the condition set forth in Section 6.1.

6.3 No Injunction, Etc. No action, proceeding, investigation, regulation or legislation shall have been instituted, threatened or proposed before any court, governmental agency or legislative body to enjoin, restrain, prohibit or obtain substantial damages in respect of, or which is related to, or arises out of, this Agreement or the consummation of the transactions contemplated hereby, or which is related to or arises out of the businesses of the Acquired Companies, if such action, proceeding, investigation, regulation or legislation would make it likely to result in a material adverse effect in the businesses of the Acquired Companies, taken as a whole.

6.4 Opinion of Counsel. Purchaser and the Merger Subs shall have received from Hughes, Hubbard & Reed LLP, counsel for the Acquired Companies and the Shareholders, an opinion in a form which mutually agreed by the parties hereto.

6.5 Consents, Approvals and Waivers. Purchaser and the Merger Subs shall have received a true and correct copy of each and every consent, approval and waiver (whether governmental or private) set forth in Exhibit 6.5.

6.6 Absence of Adverse Changes. Between the Execution Date and the Closing, the Acquired Companies shall not have suffered any change or changes that would in the aggregate have a material adverse effect on the businesses, assets, liabilities, condition (financial or otherwise) or results in operations of the Acquired Companies, taken as a whole; provided that any change arising out of the matter set forth in Exhibit 3.18 shall not be considered to result in any manner in the non-satisfaction of this condition.

6.7 Covenant Not to Compete. The Shareholders shall have individually entered into a Covenant Not to Compete substantially in the form of Exhibit 2.9.

6.8 Acquisition of Real Property. Purchaser (or its designees) shall acquire, in a closing simultaneous with the Closing of the remaining transactions contemplated by this Agreement, from Martens, Jensen & Associates (an Arizona general partnership controlled by the Shareholders) the building and premises located at 19621 North 23rd Drive, Phoenix, Arizona (the "Real Property"), subject to Section 2.1.5.2 and the following conditions:

(a) the parties have agreed upon the purchase price in accordance with the procedures set forth in that certain appraisal agreement between the Purchaser and Martens, Jensen & Associates dated as of the Execution Date (the "Purchase Price) of the Real Property not later than January 31, 1999;

(b) title to the Real Property shall be conveyed to the Purchaser (or its designee) pursuant to a special warranty deed in a form reasonably acceptable to Purchaser;

(c) Purchaser (or its designee) shall have received a title insurance policy for the Real Property reasonably acceptable to Purchaser; and,

(d) Purchaser shall have received an indemnity agreement with respect to matters substantially similar to those set forth in Section 3.19 (Environmental Matters).

6.9 Opinion of KMPG. The Purchaser shall have received the opinion of KMPG Peat Marwick LLP that this transaction will qualify as a pooling of interests transaction under Opinion No. 16 of the Accounting Principles Board.

6.10 Registration Statement. The Registration Statement shall have become effective in accordance with the provisions of the Securities Act.

6.11 Other Closing Conditions. Those additional conditions set forth in Exhibit 6.11.

7. CONDITIONS PRECEDENT TO THE OBLIGATIONS OF THE ACQUIRED COMPANIES AND SHAREHOLDERS TO CLOSE.

All of the obligations of the Acquired Companies and the Shareholders to consummate the transactions contemplated by this Agreement shall be contingent upon and subject to the satisfaction, on or before the Closing Date, of each and every one of the following conditions, all or any of which may be waived, in whole or in part, by the Acquired Companies and the Shareholders, but without prejudice to any other right or remedy which they may have hereunder as a result of any misrepresentation by, or breach of any covenant or warranty of, Purchaser or the Merger Subs contained in this Agreement, or any certificate or instrument furnished by it hereunder.

7.1 Representations True at Closing. With such exceptions as would not have, in the aggregate, a material adverse effect on the businesses, assets, liabilities, condition (financial or otherwise) or results of operations of Purchaser and the Purchaser Subsidiaries, taken as a whole, the representations and warranties made by Purchaser and the Merger Subs in this Agreement to the Acquired Companies and the Shareholders or any document or instrument delivered at the Closing to the Acquired Companies, the Shareholders or their representatives hereunder shall be true and correct on the Closing Date with the same force and effect as though such representations and warranties had been made on and as of such date (except to the extent a different date is specified therein, in which case such representation and warranty shall be true and correct as of such date), except for changes contemplated by this Agreement and changes in the ordinary course of business.

7.2 Covenants of Purchaser. Purchaser and the Merger Subs shall have duly performed, in all material respects, all of the covenants, acts and undertakings to be performed by them on or prior to the Closing Date, and a duly authorized officer of Purchaser and the Merger Subs shall deliver a certificate dated as of the Closing Date certifying to the fulfillment of this condition and the condition set forth under Section 7.1.

7.3 No Injunction, Etc. No action, proceeding, investigation, regulation or legislation shall have been instituted, threatened or proposed before any court, governmental agency or legislative body to enjoin, restrain, prohibit or obtain substantial damages in respect of, or which is related to or arises out of, this Agreement or the consummation of the transactions contemplated hereby, or which is related to or arises out of, the business of Purchaser, if such action, proceedings, investigation, regulation or legislation, would have a material adverse effect on the business of the Purchaser.

7.4 Covenants Not to Compete. Purchaser and the Merger Subs shall have entered into Covenants Not to Compete with each of the Shareholders, substantially in the form of Exhibit 2.9.

7.5 Consents, Approvals and Waivers. The consent to the Acquired Companies Mergers of each party whose consent is required and is material to the continuation of the businesses of the Purchaser and the Acquired Companies following such Mergers shall have been received.

7.6 Shareholder Approvals. The principal terms of this Agreement and the Acquired Companies Mergers shall have been approved and adopted by the shareholders of each of the Acquired Companies in accordance with applicable law and each respective Acquired Company's Articles of Incorporation and Bylaws.

7.7 Opinion of Purchaser's Counsel. The Acquired Companies shall have received from Baxter & Jewell, P.A., counsel to the Purchaser, an opinion in a form which mutually agreed by the parties hereto.

7.8 Tax Opinion. The Acquired Companies shall have received an opinion of Hughes Hubbard & Reed LLP, in form and substance satisfactory to them, to the effect that the Acquired Companies Mergers will be treated for federal income tax purposes as a tax-free reorganization within the meaning of Section 368(a)(1)(A) of the Code by virtue of the provisions of Sections 368(a)(2)(D) and 368(a)(2)(E), as applicable, of the Code. In preparing the tax opinions, counsel may rely upon and, to the extent reasonably required, the parties hereto shall make, representations related thereto.

7.9 Absence of Adverse Changes. Between the Execution Date and the Closing, Purchaser shall not have suffered any change or changes that would in the aggregate have a material adverse effect on the businesses, assets, liabilities, condition (financial or otherwise) or results in operations of Purchaser or the Purchaser Subsidiaries, taken as a whole.

7.10 Registration Statement. The Registration Statement shall have become effective in accordance with the provisions of the Securities Act.

8. CLOSING.

8.1 Time and Place of Closing. The consummation of the transactions provided for in this Agreement (herein referred to as the "Closing") shall be held at the offices of CGA as promptly as practicable, but in any event no later than two
(2) business days, after approval of the transactions contemplated by this Agreement by the Acquired Companies Shareholders (herein referred to as the "Closing Date") unless another place or date is agreed to in writing by the Acquired Companies, Purchaser and the Merger Subs. Notwithstanding the foregoing, in the event the transactions contemplated herein have not been completed by March 31, 1999, any party to this Agreement may terminate this Agreement without further obligation or liability to the other parties by providing written notice to the other parties, and in such event all documents held in escrow shall be returned to the party from whom they were delivered and this Agreement shall be null and void.

8.2 Transactions at Closing. At the Closing, each of the following transactions shall occur:

8.2.1 The Acquired Companies' Performance. At the Closing, the Acquired Companies shall deliver or cause to be delivered to Purchaser and the Merger Subs the following:

(a) all certificates representing all of the shares of the outstanding capital stock of the Acquired Companies, duly endorsed for transfer or accompanied by instruments of transfer reasonably satisfactory in form and substance to Purchaser and its counsel;

(b) the certificate of the President of each of the Acquired Companies and the Shareholders described in Section 6.2;

(c) copies of the consents,  approvals and waivers  described in Section 2.7 and
Section 6.5;

(d) certificates of compliance or certificates of good standing of the Acquired Companies, as of the most recent practicable date, from the appropriate governmental authority of the jurisdiction of its incorporation and any other jurisdiction which is set forth in Exhibit 3.1.2;

(e) certified copies of resolutions of the Boards of Directors of the Acquired Companies approving the transactions set forth in this Agreement and the applicable Plan of Merger;

(f) certified copies of resolutions of the Acquired Companies Shareholders approving the transactions set forth in this Agreement and the applicable Plan of Merger;

(g)  certificates  of  incumbency  for the  officers  of  each  of the  Acquired
Companies;

(h) resignations of each director and officer of the Acquired Companies and of each trustee under any Benefit Plan maintained by the Acquired Companies;

(i) the Covenants Not to Compete executed by the Shareholders, substantially in the form of Exhibit 2.9;

(j) opinion of counsel described in Section 6.4;

(k)  the  affiliate  agreements  executed  by  each  of the  Acquired  Companies
Shareholders   set  forth  on  the  list  provided   pursuant  to  Section  4.2,
substantially in the form of Exhibit 4.2;

(l) the Escrow  Agreement  substantially  in the form attached hereto as Exhibit
9.3;

(m) the consummation of the purchase of the Real Pproperty described in Section 6.8;

(n) the opinion of KPMG Peat Marwick LLP described in Section 6.9; and

(o) such other evidence of the performance of all covenants and satisfaction of all conditions required of the Acquired Companies and the Shareholders by this Agreement, at or prior to the Closing, as Purchaser, the Merger Subs or their counsel may reasonably require.

8.2.2 Performance by Purchaser and the Merger Subs. At the Closing, (A) the Plans of Merger described in Section 2.1.2 shall be filed with the Secretary of State of the State of Arizona and (B) Purchaser and the Merger Subs shall deliver to the Acquired Companies and the Shareholders the following:

(a) the certificates of the authorized officers described in Section 7.2;

(b) certificate of incumbency of the officers of Purchaser and the Merger Subs who are executing this Agreement and the other documents contemplated hereunder;

(c) the Covenants Not to Compete executed by the Purchaser, substantially in the form of Exhibit 2.9;

(d) the Shares and cash for the fractional shares contemplated in Section 2.1 (to be delivered as described in Section 8.3 below);

(e) certified copy of resolutions of the Board of Directors or Executive Committee thereof of Purchaser approving the transactions set forth in this Agreement and the Plans of Merger;

(f) certified copies of resolutions of the Boards of Directors of the Merger Subs approving the transactions set forth in this Agreement and the applicable Plans of Merger;

(g) certified copies of resolutions of Purchaser as sole shareholder of the Merger Subs approving the applicable Plans of Merger;

(h) opinion of counsel described in Section 7.7;

(i) the Escrow Agreement substantially in the form attached hereto as Exhibit 9.3; and,

(j) such other evidence of the performance of all the covenants and satisfaction of all of the conditions required of Purchaser and the Merger Subs by this Agreement at or before the Closing as the Acquired Companies, the Shareholders or their counsel may reasonably require.

8.3 Delivery of Share Certificates and Cash. At the Closing, Purchaser and the Merger Subs shall deliver: (i) to the Acquired Companies Shareholders, certificates representing the Shares as determined pursuant to Section 2.1 (which certificates shall be issued to each Acquired Companies Shareholder in the number equal to such shareholder's percentage of such aggregate number of Shares based on the percentage set forth in Exhibit 8.2.2; provided that separate certificates shall be issued in the name of each Acquired Companies Shareholder and delivered directly by the Purchaser to the Escrow Agent (as defined in Escrow Agreement) for those Shares representing such shareholder's pro rata portion of the Shares required to be deposited at the Closing into escrow pursuant to Section 9) and the applicable Plan of Merger, (ii) to Martens, Jensen & Associates, certificates representing the Shares as determined pursuant to Section 2.1.5.2; provided that separate certificates shall be issued in the name of Martens, Jensen & Associates and delivered directly by the Purchaser to the Escrow Agent for those Shares representing Martens, Jensen & Associates portion of the Shares required to be deposited at the Closing into escrow pursuant to Section 9, and (iii) cash for fractional Shares determined pursuant to Section 2.1.6.

9. SURVIVAL OF REPRESENTATIONS AND WARRANTIES AND COVENANTS/INDEMNIFICATION.

9.1 Survival of Representations and Warranties and Covenants. All representations and warranties and covenants made or undertaken by the Acquired Companies and the Shareholders, on the one hand, and by Purchaser and the Merger Subs, on the other, in this Agreement or in any document or instrument executed and delivered at the Closing pursuant hereto are material, have been relied upon, respectively, by Purchaser and the Merger Subs and by the Acquired Companies and the Shareholders, shall survive the Closing (i) with respect to the Indemnification Obligation of the Acquired Companies and the Shareholders contained herein (other than those subject to clauses (ii) and (iii) below) and the related representations and warranties, until the date described in the first sentence set forth in Section 9.1.1, (ii) with respect to the Indemnification Obligation of the Acquired Companies and the Shareholders (other than arising out of Sections 3.6 and 3.17) regarding matters which are Specific Contingency Items and the related representations and warranties, until June 30, 2000, (iii) with respect to the representations and warranties of the Acquired Companies and the Shareholders set forth in Sections 3.6 and 3.17 regarding matters which are Specific Contingency Items and the related Indemnification Obligations, until the 30th day after expiration of the applicable statute of limitations (including any extensions thereto that such statute of limitations may be tolled) or (iv) with respect to the Indemnification Obligations of Purchaser and the Merger Subs, until June 30, 2000, and shall not merge in the performance of any obligation by any party hereto. Further, if any claim for indemnification hereunder, which has been previously asserted by any party pursuant to a notice of a claim in accordance with Section 9.4, is still pending as of the applicable termination date set forth in the preceding sentence, such claim shall continue to be subject to the indemnification provisions of this
Section 9 until resolved. No claim for indemnification may be asserted after the applicable termination date.

9.1.1 General Indemnification Obligations.  Subject to the provisions of Section
9.1.2 below, the obligations of the Acquired Companies Shareholders pursuant to this Section 9 to indemnify the Purchaser and Merger Subs from and against any Indemnifiable Loss arising out of an Indemnification Obligation which is not a Specific Contingency Item (the "General Indemnification Obligation") shall terminate upon the earlier of (A) the date of completion of the first audit of the combined financial statements of the Purchaser and the Acquired Companies after the Closing Date which contains at least 30 days of combined operations of the Purchaser and the Acquired Companies or (B) the date which is 12 months after the Closing Date. Notwithstanding the foregoing, immediately prior to such termination date with respect to any matter that is reasonably likely to give rise to an General Indemnification Obligation for which an Indemnification Event or Third Party Claim (each as described in Section 9.4) has not arisen, Purchaser may, after consultation with and approval by the Representatives (as defined in the Escrow Agreement) (which approval will not be unreasonably withheld), designate any such matter as being a "Specific Contingency Item" specifying an estimated indemnity amount for such item, provided that such item and amount satisfies the following criteria: (1) Purchaser has provided the Representatives with a reasonably detailed description of the matter, (2) the indemnity amount is reasonable in relation to the Indemnifiable Loss that may be reasonably likely to arise from such matter and (3) Purchaser has provided the Representatives with the period for contingency, if the period is shorter than the period described in clauses (ii) or (iii) of Section 9.1, in which case the Indemnification Obligation for such Item shall survive the termination date and shall thereafter be governed by the provisions of Sections 9.1(ii) or (iii), as applicable, and 9.3.1 below. If the

Representatives do not agree with the designation of any such matter as a Specific Contingency Item after the Closing, such dispute shall be settled as promptly as practicable either by mutual agreement of the Purchaser and the Representatives or by a binding and final arbitration proceeding conducted by a single arbitrator in accordance with the commercial arbitration rules of the American Arbitration Association to determine whether such matter and amount satisfy the criteria set forth in the immediately preceding sentence. The costs of such arbitration shall be split between the Purchaser and the Representatives. In the event the Representatives do not agree with the designation, the date of designation by Purchaser shall govern with respect to Purchaser's obligation to make such designation prior to the applicable termination date.

9.1.2 Specific Contingencies. As of the Execution Date the parties hereto have agreed to, and identified in writing, those matters ("Specific Contingency Items") that may be the basis for a claim for which the Acquired Companies or the Shareholders may have an Indemnification Obligation to indemnify Purchaser or a Merger Sub pursuant to this Section 9. The parties hereto agree to remove Specific Contingency Items which have been resolved or for which the applicable limitations period described in Section 9.1(ii) or (iii) has expired.

9.1.3 Timing of Claims. In the event an Indemnification Event or Third Party Claim arises prior to the date described in the first sentence of Section 9.1.1, then the Acquired Companies Shareholders will indemnify the Purchaser and Merger Subs for the entire amount of the Indemnifiable Loss, if any, attributable to such event or claims (subject to Sections 9.5 and 9.6) when such amount has been determined in accordance with the procedures set forth in Section 9.4. Recovery for any Indemnifiable Loss which is the result of an Indemnification Event or Third Party Claim which arises prior to the date described in the first sentence of Section 9.1.1 and which is not a Specific Contingency Item shall only be limited by the provisions of Section 9.6 and shall not be limited to the Shares escrowed pursuant to this Section 9.

9.2 Indemnification. Subject to the provisions of this Section 9, the Acquired Companies Shareholders will, in accordance with this Section 9 and the Escrow Agreement, indemnify and hold harmless Purchaser, the Merger Subs or any assignee of Purchaser or the Merger Subs from and against and in respect of, any liability, claim, deficiency, loss, damage, or injury and all reasonable costs and expenses (including reasonable counsel fees and costs of any suit related thereto) (each an "Indemnifiable Loss") suffered or incurred by Purchaser or the Merger Subs as a result of the following: (i) any misrepresentation by, or breach of any representation or warranty of, the Acquired Companies or the Shareholders contained in this Agreement or any document or instrument furnished at the Closing by the Acquired Companies or the Shareholders (other than the documents described in Sections 6.7 and 6.8) hereunder; or (ii) breach of any covenant on the part of the Acquired Companies under this Agreement. Subject to the provisions of this Section 9, Purchaser will, in accordance with Section 9, indemnify and hold harmless the Acquired Companies Shareholders or any assignee of the Acquired Companies Shareholders from and against, and in respect of, any Indemnifiable Loss suffered or incurred by an Acquired Companies Shareholder as a result of the following: (A) any misrepresentation by, or breach of any representation or warranty of, Purchaser or the Merger Subs contained in this Agreement or any document or instrument furnished at the Closing by Purchaser or the Merger Subs; or (B) any breach of any covenant on the part of Purchaser or the Merger Subs under this Agreement. The obligation to indemnify a party, pursuant to this Section 9, for an Indemnifiable

Loss as a result of any misrepresentation by, or breach of any representation or warranty of, a party contained in this Agreement or any document or instrument furnished at the Closing or breach of any covenant on the part of a party under this Agreement shall be referred to herein as an "Indemnification Obligation". Since following the Closing Merger Sub #1 and Merger Sub #2 will be merged into CGA and CG Marketing, respectively, and CGA and CG Marketing will be owned by the Purchaser, the parties to this Agreement agree that the Acquired Companies Shareholders will have no right of reimbursement or contribution against the CGA, CG Marketing, Merger Sub #1 or Merger Sub #2 (including without limitation, any rights of contribution or reimbursement under CERCLA, RCRA or any similar state or federal law), and any liability, loss, damage or injury and reasonable costs and expenses (including reasonable counsel fees and costs of any suit related thereto) suffered or incurred by CGA, CG Marketing, Merger Sub #1 or Merger Sub #2 against which Purchaser is indemnified and held harmless as provided above shall be deemed suffered by Purchaser, which shall, either independently or jointly with the Merger Subs, be entitled to enforce such indemnity. Any examination, inspection or audit of the properties, financial condition or other matters of the Acquired Companies and their businesses conducted by Purchaser or the Merger Subs pursuant to this Agreement shall in no way limit, affect or impair the ability of Purchaser or the Merger Subs to rely upon the representations and warranties, of the Acquired Companies and the Acquired Companies Shareholders set forth herein. Any examination, inspection or audit of the properties, financial condition or other matters of Purchaser and its subsidiaries and their businesses conducted by the Acquired Companies and the Shareholders pursuant to this Agreement shall in no way limit, affect or impair the ability of the Shareholders to rely upon the representations and warranties of Purchaser and the Merger Subs set forth herein.


9.3 Escrow by Acquired Companies Shareholders.

9.3.1 Specific Contingencies. In accordance with Section 8.3, the Acquired Companies Shareholders shall deposit with the Escrow Agent pursuant to the terms of the escrow agreement attached hereto as Exhibit 9.3 (the "Escrow Agreement") Shares having an aggregate Fair Market Value equal to the aggregate of the amounts designated for the Specific Contingency Items (the "First Escrowed Shares"). The certificates for such First Escrowed Shares shall be delivered by Purchaser, on behalf of the Acquired Companies Shareholders, directly to the Escrow Agent at Closing. In addition, if additional Specific Contingency Items are identified pursuant to the second sentence of Section 9.1.1 during the period set forth in Section 9.1.1, at the written instruction of the Purchaser Second Escrowed Shares deposited with the Escrow Agent pursuant to Section 9.3.2 below having an aggregate Fair Market Value equal to the amount determined pursuant to the second sentence of Section 9.1.1 shall be redesignated as First Escrowed Shares and retained by Escrow Agent to indemnify the Purchaser and the Surviving Corporations from any Indemnifiable Losses arising out of such Specific Contingency Items pursuant to this Section 9. All or a portion of the First Escrowed Shares held by the Escrow Agent pursuant to this Section 9.3.1 shall be returned to the Acquired Companies Shareholders in accordance with the provisions of Section 9.3.3 as such Specific Contingency Items are resolved or the applicable limitations period described in Section 9.1 for each such Specific Contingency Item expires.

9.3.2 General Representations and Warranties. In addition to the First Escrowed Shares described in Section 9.3.1, in accordance with Section 8.3, the Acquired

Companies Shareholders shall deposit with the Escrow Agent pursuant to the terms of the Escrow Agreement, Shares having an aggregate Fair Market Value equal to the General Indemnity Amount (the "Second Escrowed Shares" and together with the First Escrowed Shares, the "Escrowed Shares"). The certificates for such Second Escrowed Shares shall be delivered by Purchaser, on behalf of the Acquired Companies Shareholders, directly to the Escrow Agent at the Closing. The "General Indemnity Amount" shall mean the amount equal to (i) 5% of the aggregate Fair Market Value of the Exchange Shares minus (ii) the aggregate Fair Market Value of the First Escrowed Shares as of the Closing. All or a portion of the Second Escrowed Shares held by the Escrow Agent pursuant to this Section
9.3.2 shall be returned to the Acquired Companies Shareholders in accordance with the provisions of Section 9.3.3 as Indemnification Obligations are resolved or the applicable limitations period described in Section 9.1 for Indemnification Obligations expire.

9.3.3 Return of Escrowed Shares. Any Escrowed Shares that remain after the applicable limitations period has expired shall be distributed by the escrow agent to the Acquired Companies Shareholders based on their pro rata ownership and after application of the priorities in Section 9.3.4.

9.3.4 Priority. The Purchaser and the Merger Subs shall be required to obtain payment for any Indemnifiable Losses arising out of the General Indemnification Obligations pursuant to this Section 9 first from the Second Escrowed Shares pursuant to the terms of the Escrow Agreement before taking any other action against the Acquired Companies Shareholders with respect to seeking payment for such Indemnifiable Losses. Further, the Acquired Companies Shareholders shall indemnify the Purchaser and the Merger Subs subject to the following order of priority: (i) first, in the event a General Indemnity Obligation is solely attributable to a single Acquired Company, the Acquired Companies Shareholders of such Acquired Company to which such Indemnifiable Loss is attributable shall be responsible for indemnifying Purchaser and the Merger Subs for such Indemnifiable Loss pro rata in accordance with their ownership of such Acquired Company out of the Second Escrowed Shares attributable to such Acquired Company, and (ii) second, in the event the Shares which have been delivered for such Acquired Company have a Fair Market Value less than the Indemnifiable Loss in
(i) above or if the Indemnifiable Loss can not be attributed to a single Acquired Company, the remaining Acquired Companies Shareholders shall be responsible for such Indemnifiable Loss on a pro rata basis out of the Second Escrowed Shares attributable to such other Acquired Companies. Notwithstanding the foregoing, the Indemnification Obligation of the ESOP shall apply to only its pro rata share of any Indemnifiable Loss (or portion thereof) which is attributable to CGA.

9.4 Notification and Defense of Claims. (a) As promptly as practicable, and in any event within 30 days, after Purchaser, any Merger Sub (or their successors) or any of their respective assignees, on the one hand, or any Acquired Companies Shareholder or any of its respective assignees, on the other hand, shall receive any notice of, or, through any officer or director of Purchaser or any Purchaser Subsidiary or any Acquired Companies Shareholder, as the case may be, otherwise become aware of, the commencement of any action, suit or proceeding, the assertion of any claim, the occurrence of any event, or the incurrence of any Indemnifiable Loss, for which indemnification is provided for (assuming, only for the purposes of this Section 9.4(a) and of the terms defined in this Section 9.4(a), that the Minimum Aggregate Liability Amount was zero) by Section 9.2 (an "Indemnification Event"), the party entitled to such indemnification

(an "Indemnified Party") shall give written notice (an "Indemnification Claim") to the party from which such indemnification is (or, under such assumption, could be) sought (an "Indemnifying Party") describing in reasonable detail the Indemnification Event and the basis on which indemnification is (or, under such assumption, could be) sought. If the Indemnifying Party is not so notified by the Indemnified Party within 30 days after the date of the receipt by the Indemnified Party or any of its affiliates of notice of, or of the Indemnified Party or any of its affiliates otherwise becoming aware of, any particular Indemnification Event, the Indemnifying Party shall be relieved of all liability hereunder in respect of such Indemnification Event (or the facts or circumstances giving rise thereto) if, and only to the extent that, such Indemnifying Party is prejudiced or harmed as a consequence of such failure (and, to such extent, all Indemnifiable Losses resulting from such Indemnification Event shall be disregarded for purposes of determining whether the Minimum Aggregate Liability Amount has been exceeded).

(b) If any Indemnification Event involves the claim of any third party (a "Third-Party Claim"), the Indemnifying Party shall be entitled to, and the Indemnified Party shall provide the Indemnifying Party with the right to, participate in, and assume sole control over, the defense and settlement of such Third-Party Claim (with counsel of its choice); provided, however, that (i) the Indemnified Party shall be entitled to participate in the defense of such Third-Party Claim and to employ counsel at its own expense to assist in the handling of such Third-Party Claim and (ii) the Indemnifying Party shall obtain the prior written approval of the Indemnified Party before entering into any settlement of such Third-Party Claim or ceasing to defend against such Third-Party Claim, if (1) as a result of such settlement or ceasing to defend, injunctive or other equitable relief would be imposed against the Indemnified Party, (2) in the case of a settlement, the Indemnified Party would not thereby receive from the claimant an unconditional release from all further liability in respect of such Third-Party Claim, (3) such settlement involves any non-monetary consideration or (4) such settlement is in excess of the maximum aggregate liability set forth in Section 9.6. In the event the Indemnifying Party receives a settlement offer which will meet each the requirements set forth in the preceding sentence, the Indemnifying Party desires to settle the Third-Party Claim based upon such offer and the Indemnified Party refuses to consent to such settlement, the Indemnifying Party shall have the right to transfer control of the defense of such claim to the Indemnified Party and the Indemnifying Party's indemnification obligations shall be limited to those contained in such offer. After written notice by the Indemnifying Party to the Indemnified Party of its election to assume control of the defense of any such Third-Party Claim, the Indemnifying Party shall not be liable hereunder to indemnify any person for any legal expenses subsequently incurred in connection therewith. If the Indemnifying Party does not assume sole control over the defense or settlement of such Third-Party Claim as provided in this Section 9.4(b) within thirty days after receipt of written notice under this Agreement of such claim, or, after assuming such control, fails to defend against such Third-Party Claim (it being agreed that settlement of such Third-Party Claim does not constitute such a failure to defend), the Indemnified Party shall have the right (as to itself) to defend and, upon obtaining the written consent of the Indemnifying Party, which shall not be unreasonably withheld or delayed, settle the claim in such manner as it may deem appropriate, and the Indemnifying Party shall promptly reimburse the Indemnified Party therefor in accordance with this Section 9. Notwithstanding the foregoing provisions of this Section 9.4(b), the Indemnified Party shall have the right at all times to take over and assume the control (as to itself) of the defense or settlement of any Third-Party Claim; provided, however, that in such event (x) the Indemnifying Party shall cease to have any obligation under Section 9.2 in respect of such Third-Party Claim and (y) all Indemnifiable Losses resulting from such Third-Party Claim will not be considered for purposes of determining the Minimum Aggregate Liability Amount has been exceeded. The Indemnifying Party shall not be liable under Section 9 for any settlement or compromise effected without its consent.

(c) Subject to Section 11.2, the Indemnified Party and the Indemnifying Party shall each cooperate fully (and shall each cause its affiliates to cooperate fully) with the other in the defense of any Third-Party Claim pursuant to
Section 9.4(b). Without limiting the generality of the foregoing, each such person shall furnish the other such person with such documentary or other evidence as is then in its or any of its affiliates' possession as may reasonably be requested by the other person for the purpose of defending against any such Third-Party Claim.

(d) Upon payment of any amount pursuant to any Indemnification Claim, the Indemnifying Party shall be subrogated, to the extent of such payment, to all of the Indemnified Party's rights of recovery (and, if the Acquired Companies Shareholders are the Indemnifying Parties, the Indemnified Party shall cause the Acquired Companies Shareholders to be subrogated to all of Purchaser's or the Acquired Companies' rights of recovery) against any third party with respect to the matters to which such Indemnification Claim relates.

9.5 Minimum Aggregate Liability. The Acquired Companies Shareholders shall not be required, pursuant to this Section 9, to indemnify and hold harmless Purchaser, the Merger Subs or any of their respective assignees until the aggregate amount of the Indemnifiable Losses exceeds $450,000 (the "Minimum Aggregate Liability Amount"), after which the Acquired Companies Shareholders shall be obligated to indemnify such Indemnified Parties for Indemnifiable Losses in excess of the Minimum Aggregate Liability Amount; provided however that the foregoing provisions of this Section 9.5 shall not apply to any indemnification obligation with respect to Indemnifiable Losses resulting from the breach of Sections 3.22 and 11.4.

9.6 Maximum Aggregate Liability. Notwithstanding any other provisions herein to the contrary, the cumulative aggregate Indemnification Obligations of the Acquired Companies Shareholders, on the one hand, and, Purchaser and Merger Subs, on the other hand, pursuant to this Section 9 shall in no event exceed fifty percent (50%) of the aggregate Fair Market Value of the Exchange Shares. In addition, the aggregate Indemnification Obligation with respect to each Specific Contingency Item shall be limited to the Escrowed Shares with respect to such Specific Contingency Item.

9.7 Adjustment. Any payment pursuant to this Section 9 or the Escrow Agreements, shall be deemed to be an adjustment to the aggregate consideration paid by Purchaser hereunder.

9.8 Exclusive Remedy. The sole and exclusive remedy of Purchaser and the Merger Subs for breach of any representation and warranty made by the Acquired Companies or the Shareholders or any breach of any covenant or agreement to be performed by the Shareholders or the Acquired Companies under this Agreement or other document or instrument delivered at the Closing (other than the documents described in Sections 6.7 and 6.8 for which Purchaser shall have such remedies as are set forth in such documents but not any remedies pursuant to this Section
9)
shall be the remedies expressly provided in this Section 9 and the Acquired Companies Shareholders shall have no other obligations with respect thereto.

10. TERMINATION.

10.1  Method  of  Termination.   This  Agreement  constitutes  the  binding  and
irrevocable agreement of the parties hereto to consummate the transactions contemplated hereby, the consideration for which is (a) the covenants set forth in Article 2 hereof, and (b) expenditures and obligations incurred and to be incurred by Purchaser and the Merger Subs, on the one hand, and by the Acquired Companies and the Shareholders, on the other hand, in respect of this Agreement, and this Agreement may be terminated or abandoned only as follows:

10.1.1 By the mutual consent of the Acquired Companies, Purchaser and the Merger Subs, notwithstanding prior approval by the shareholders of any or all of such corporations;

10.1.2 By the Shareholders and the Acquired Companies after March 31, 1999, if any of the conditions set forth in Article 7 hereof, to which their obligations are subject, have not been fulfilled or waived, unless such non-fulfillment has been caused by such party's breach of any covenant or agreement contained herein; or

10.1.3 By Purchaser and the Merger Subs after March 31, 1999, if any of the conditions set forth in Article 6 hereof, to which their obligations are subject have not been fulfilled or waived, unless such non-fulfillment has been caused by such party's breach of any covenant or agreement contained herein. .

10.2 Effect of Termination. In the event of a termination of this Agreement pursuant to Section 10.1.1 hereof, each party hereto shall pay the costs and expenses incurred by it in connection with this Agreement, and no party hereto (or any of its officers, directors, employees, agents, representatives or shareholders) shall be liable to any other party hereto for any costs, expenses, damage or loss of anticipated profits hereunder. In the event of any other termination, the parties hereto shall retain any and all rights attendant to a breach of any covenant, representation or warranty made hereunder.

11. GENERAL PROVISIONS.

11.1 Notices. All notices, requests, demands and other communications hereunder shall be in writing and shall be deemed to have been delivered (i) when personally delivered by a party hereto or by messenger or express courier, (ii) when delivered by telex, telecopier or facsimile (and immediately confirmed by mail) or (iii) three (3) business days after having been mailed by registered or certified mail, return receipt requested, addressed as follows:

11.1.1 If to the Acquired Companies or, prior to the Closing, the Shareholders:

                           Computer Graphics of Arizona, Inc..

                           19621 N. 23rd Drive
                           Phoenix, AZ  85027
                           Attn:    Mr. Ronald L. Jensen
                           Mr. James K. Martens

                           If to the Shareholders after the Closing:

                           Ronald L. Jensen
                           4812 W. Avenida Del Ray
                           Glendale, AZ 85310

                           James K. Martens
                           11980 E. Desert Trail Road
                           Scottsdale, AZ 85259

                           with a copy to:

                           Hughes Hubbard & Reed LLP
                           One Battery Park Plaza
                           New York, New York  10004-1482
                           Attn:  Mr. Ed Kaufmann

                           11.1.2   If to Purchaser or the Merger Subs:

                           Acxiom Corporation
                           301 Industrial Boulevard
                           Conway, AR  72032
                           Attn:    Chief Operating Officer

                           with copies to:

                           Acxiom Corporation
                           301 Industrial Boulevard
                           Conway, AR  72032
                           Attention:  General Counsel

                           Friday, Eldredge & Clark
                           400 West Capitol Avenue
                           Suite 2000
                           Little Rock, Arkansas 72201
                           Attn: Samuel R. Baxter

11.1.3 If delivered personally, the date on which a notice, request, instruction or document is delivered shall be the date on which such delivery is made. If delivered by mail, the date on which such notice, request, instruction or document is received shall be the date of delivery. In the event any such notice, request, instruction or document is mailed to a party in accordance with this Article 11 and is returned to the sender as nondeliverable, then such notice, request, instruction or document shall be deemed to have been delivered or received on the fifth day following the deposit of such notice, request, instruction or document in the United States mails.

11.1.4 Any party hereto may change its address specified for notices herein by designating a new address by notice in accordance with this Section 11.1.

11.2 Further Assurances. Each party hereto covenants that at any time, and from time to time, after the Closing Date, it will execute such additional instruments and take such actions as may be reasonably requested by the other parties hereto to confirm or perfect or otherwise to carry out the intent and purposes of this Agreement.

11.3 Waiver. Any failure on the part of any party hereto to comply with any of its obligations, agreements or conditions hereunder may be waived by any other party hereto to whom such compliance is owed. No waiver of any provision of this Agreement shall be deemed, or shall constitute, a waiver of any other provision, whether or not similar, nor shall any waiver constitute a continuing waiver.

11.4 Expenses. Subject to Section 3.24, each party to this Agreement shall bear its costs incurred to enter into the transactions contemplated by this Agreement.

11.5 Nondisclosure of Terms. The parties hereto agree that, except to the extent required by law or by valid legal process: (i) each such party will treat all confidential information (as defined in the Confidentiality Agreement described in the immediately succeeding sentence) as permanently confidential; (ii) no such party will use any Confidential Information, other than in connection with its consideration and evaluation of the transaction contemplated by this Agreement; and (iii) no such party will disclose any Confidential Information to any person or entity. The obligations in this Section 11.5 are in addition to the obligations set forth in that certain Confidentiality Agreement dated as of March 17, 1998 between Purchaser and CGA, which shall be binding on the parties hereto until terminated in accordance with the terms thereof. However, notwithstanding the preceding sentence, a party hereto may disclose Confidential Information to those of its representatives who need to know such Confidential Information for purposes of assisting such party with the transaction contemplated by this Agreement and who agree or are otherwise legally bound to hold such Confidential Information in confidence. In addition, the parties hereto agree that the trustees of the ESOP, or their designees, may disclose the terms and conditions of the transactions contemplated hereby, and such other information as such trustees or their designees deem reasonably necessary, to the participants of such plan to permit the participants to vote, or direct the trustee to vote, the shares of CGA allocated to such participants on such transactions. All Confidential Information is and will remain the property of the disclosing party. Each party hereto represents and warrants that prior to the execution hereof they have not disclosed any of the terms, conditions, obligations or matters contained in or relating to this Agreement and the transactions contemplated herein, if such disclosure would have violated this
Section 11.5.

11.6 Materiality. When an item in this Agreement is characterized as "material," such item shall be deemed "material" even though individually it may not be material, or even though the individual adverse effect on the assets or businesses of all or any one of the Acquired Companies may not be material, if the liability, loss, damage or injury (including all reasonable costs and expenses related thereto) arising from any misrepresentation or other breach under this Agreement in connection with such item and any other item or items (regardless of their characterization as material) are in the aggregate material.

11.7 Binding Effect. No party to this Agreement may assign any of its rights or obligations hereunder without the prior written consent of the other parties. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective heirs, legal representatives, executors, administrators, successors and assigns. The invalidity or nonenforceability of this Agreement as to any Shareholder shall not affect the validity or enforceability of this Agreement as to any other Shareholder.

11.8 Headings. The section and other headings in this Agreement are inserted solely as a matter of convenience and for reference, and are not a part of this Agreement.

11.9 Entire Agreement. This Agreement constitutes the entire agreement among the parties hereto and supersedes and cancels any prior agreements, representations, warranties, or communications, whether oral or written, among the parties hereto relating to the transactions contemplated hereby or the subject matter herein, except for that certain Confidentiality Agreement dated as of March 17, 1998 between Purchaser and CGA which shall be binding on the parties hereto until terminated in accordance with the terms thereof. Neither this Agreement nor any provision hereof may be changed, waived, discharged or terminated orally, but only by an agreement in writing signed by the party against whom or which the enforcement of such change, waiver, discharge or termination is sought.

11.10 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Arkansas.

11.11 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

11.12 Pronouns. All pronouns used herein shall be deemed to refer to the masculine, feminine or neuter gender as the context requires.

11.13 Exhibits Incorporated. All Exhibits attached hereto are incorporated herein by reference.

11.14 No Shareholder Approval. Notwithstanding the execution of this Agreement by an Acquired Company Shareholder, such execution shall not represent approval of or a vote to approve the Acquired Companies Mergers by such shareholder and such approval shall only be provided pursuant to a shareholders' meeting held, or a written consent obtained, in accordance with applicable law. The Purchaser and the Merger Subs shall be entitled to rely upon the certified resolutions required by Section 8.2.1(f) at the Closing as evidence of such shareholder approval.

                          [SIGNATURE PAGES TO FOLLOW]

                  IN WITNESS WHEREOF, each party hereto has executed or caused this Agreement to be executed on its behalf, all on the day and year first above written.

PURCHASER:

Acxiom Corporation

By
Name:
Title:

ACQUIRED COMPANIES:

Computer Graphics of Arizona, Inc.

By
Name:
Title:

CG Marketing of Arizona, Inc.

By
Name:
Title:

Enstech Resources, Inc.

By
Name:
Title:

Norman, Riley & Associates, Inc.

By
Name:
Title:

Vi-Tech, Inc.

By
Name:
Title:

MERGER SUBS:

CGA Acquisition Corporation #1

By
Name:
Title:

CGA Acquisition Corporation #2

By
Name:
Title:

CGA Acquisition Corporation #3

By
Name:
Title:

SHAREHOLDERS:


Ronald L. Jensen                              James K. Martens


Ronald L. Jensen, Trustee of the              James K. Martens, Co-Trustee of
Ronald L. Jensen Revocable                    the James K. Martens and
Trust dated December 11, 1989                 Constance Jean Martens Trust
                                              dated December 5, 1989


Ronald L. Jensen, Trustee of the              Constance Jean Martens, Co-Trustee
Clara L. Jensen Revocable                     of James K. Martens, Co-Trustee of
Trust dated December 11, 1989                 Constance Jean Martens Trust
                                              dated December 5, 1989

                                LIST OF EXHIBITS

EXHIBITS

A                 Definition Cross-Reference Index

B                 Acquired Companies Shareholders.

C1                Plan of Merger #1

C2                Plan of Merger #2

C3                Plan of Merger #3

2.3.1             Conduct of Business Prior to Closing.

2.3.2 List of Bank Accounts, Investment Accounts, Safe Deposit Boxes and Powers of Attorney.

2.9               Form of Covenant Not to Compete

2.11.4            ESOP Matters.

3.1.2             List of Foreign Jurisdictions Where There is Good Standing
                  Status.

3.2               Articles of Incorporation and Bylaws of the Acquired Companies

3.5.1 1996 Financial Statements, 1997 Financial Statements and Interim Financial Statements.

3.5.2             List of Liabilities Not Disclosed in the Interim Financial
                  Statements.

3.5.3             List of Defaults.

3.6               List of Tax Matters.

3.7.1.1           List of Fixed Assets owned by the Acquired Companies;
                  Depreciation Schedules.

3.7.1.2           List of Leases.

3.7.2             Acquired Company Owned Real Property

3.8               Indebtedness of the Acquired Companies.

3.9               List of Accounts Receivable and Notes Receivable.

3.10              List of Required Consents.

3.11              List of Changes.

3.13              List of Licenses and Permits.

3.14              List of Contracts.

3.15.1            List of Trademarks, Trade Names, Service Marks, Service Names,
                  Etc.

3.15.2 List of Owned Software, List of Licensed Software; List of Problems with Software Licenses.

3.16              Labor Matters.

3.17              List of Benefit Plans.

3.18              Acquired Companies Customers

3.19              List of Environmental Matters.

3.20              Insurance Changes

3.21              List of Related Party Relationships.

3.23              Loans or Advances.

4.2               Affiliate Agreements.

5.3               Capitalization.

5.4               Purchaser Subsidiaries.

5.12              Labor Matters.

6.5               Consents Required at Closing.

6.11              Other Closing Conditions.

8.2.2             Percentage Allocation of Shares

9.3               Escrow Agreement.

                                                                         Annex B
10-1301. Definitions

In this article, unless the context otherwise requires:

1. "Beneficial shareholder" means the person who is a beneficial owner of shares held in a voting trust or by a nominee as the record shareholder.

2. "Corporation" means the issuer of the shares held by a dissenter before the corporate action or the surviving or acquiring corporation by merger or share exchange of that issuer.

3. "Dissenter" means a shareholder who is entitled to dissent from corporate action under section 10-1302 and who exercises that right when and in the manner required by article 2 of this chapter.

4. "Fair value" with respect to a dissenter's shares means the value of the shares immediately before the effectuation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion is inequitable.

5. "Interest" means interest from the effective date of the corporate action until the date of payment at the average rate currently paid by the corporation on its principal bank loans or, if none, at a rate that is fair and equitable under the circumstances.

6. "Record shareholder" means the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with a corporation.

7. "Shareholder" means the record shareholder or the beneficial shareholder.

10-1302. Right to dissent

A. A shareholder is entitled to dissent from and obtain payment of the fair value of the shareholder's shares in the event of any of the following corporate actions:

1. Consummation of a plan of merger to which the corporation is a party if either:

(a) Shareholder approval is required for the merger by section 10-1103 or the articles of incorporation and if the shareholder is entitled to vote on the merger.

(b) The corporation is a subsidiary that is merged with its parent under section 10-1104.

2. Consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired, if the shareholder is entitled to vote on the plan.

3. Consummation of a sale or exchange of all or substantially all of the property of the corporation other than in the usual and regular course of business, if the shareholder is entitled to vote on the sale or exchange, including a sale in dissolution, but not including a sale pursuant to a court order or a sale for cash pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed to the shareholders within one year after the date of sale.

4. An amendment of the articles of incorporation that materially and adversely affects rights in respect of a dissenter's shares because it either:

(a) Alters or abolishes a preferential right of the shares.

(b) Creates, alters or abolishes a right in respect of redemption, including a provision respecting a sinking fund for the redemption or repurchase, of the shares.

(c) Alters or abolishes a preemptive right of the holder of the shares to acquire shares or other securities.

(d) Excludes or limits the right of the shares to vote on any matter or to cumulate votes other than a limitation by dilution through issuance of shares or other securities with similar voting rights.

(e) Reduces the number of shares owned by the shareholder to a fraction of a share if the fractional share so created is to be acquired for cash under section 10-604.

5. Any corporate action taken pursuant to a shareholder vote to the extent the articles of incorporation, the bylaws or a resolution of the board of directors provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares.

B. A shareholder entitled to dissent and obtain payment for his shares under this chapter may not challenge the corporate action creating the shareholder's entitlement unless the action is unlawful or fraudulent with respect to the shareholder or the corporation.

C. This section does not apply to the holders of shares of any class or series if the shares of the class or series are redeemable securities issued by a registered investment company as defined pursuant to the investment company act of 1940 (15 United States Code section 80a-1 through 80a-64).

D. Unless the articles of incorporation of the corporation provide otherwise, this section does not apply to the holders of shares of a class or series if the shares of the class or series were registered on a national securities exchange, were listed on the national market systems of the national association of securities dealers automated quotation system or were held of record by at least two thousand shareholders on the date fixed to determine the shareholders entitled to vote on the proposed corporate action.

10-1303. Dissent by nominees and beneficial owners

A. A record shareholder may assert dissenters' rights as to fewer than all of the shares registered in the record shareholder's name only if the record shareholder dissents with respect to all shares beneficially owned by any one person and notifies the corporation in writing of the name and address of each person on whose behalf the record shareholder asserts dissenters' rights. The rights of a partial dissenter under this subsection are determined as if the shares as to which the record shareholder dissents and the record shareholder's other shares were registered in the names of different shareholders.

B. A beneficial shareholder may assert dissenters' rights as to shares held on the beneficial shareholder's behalf only if both:

1.  The  beneficial   shareholder   submits  to  the   corporation   the  record
shareholder's written consent to the dissent not later than the time the beneficial shareholder asserts dissenters' rights.

2. The  beneficial  shareholder  does so with respect to all shares of which the
beneficial   shareholder  is  the  beneficial  shareholder  or  over  which  the beneficial shareholder has power to direct the vote.

10-1320. Notice of dissenters' rights

A. If proposed corporate action creating dissenters' rights under section 10-1302 is submitted to a vote at a shareholders' meeting, the meeting notice shall state that shareholders are or may be entitled to assert dissenters' rights under this article and shall be accompanied by a copy of this article.

B. If corporate action creating dissenters' rights under section 10-1302 is taken without a vote of shareholders, the corporation shall notify in writing all shareholders entitled to assert dissenters' rights that the action was taken and shall send them the dissenters' notice described in section 10-1322.

10-1321. Notice of intent to demand payment

A. If proposed corporate action creating dissenters' rights under section 10-1302 is submitted to a vote at a shareholders' meeting, a shareholder who wishes to assert dissenters' rights shall both:

1. Deliver to the corporation before the vote is taken written notice of the shareholder's intent to demand payment for the shareholder's shares if the proposed action is effectuated.

2. Not vote the shares in favor of the proposed action.

B. A shareholder  who does not satisfy the  requirements of subsection A of this section is not entitled to payment for the shares under this article.

10-1322. Dissenters' notice

A. If proposed corporate action creating dissenters' rights under section 10-1302 is authorized at a shareholders' meeting, the corporation shall deliver a written dissenters' notice to all shareholders who satisfied the requirements of section 10-1321.

B. The dissenters' notice shall be sent no later than ten days after the corporate action is taken and shall:

1. State where the payment demand must be sent and where and when certificates for certificated shares shall be deposited.

2. Inform holders of uncertificated shares to what extent transfer of the shares will be restricted after the payment demand is received.

3. Supply a form for demanding payment that includes the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action and that requires that the person asserting dissenters' rights certify whether or not the person acquired beneficial ownership of the shares before that date.

4. Set a date by which the corporation must receive the payment demand, which date shall be at least thirty but not more than sixty days after the date the notice provided by subsection A of this section is delivered.

5. Be accompanied by a copy of this article.

10-1323. Duty to demand payment

A. A shareholder sent a dissenters' notice described in section 10-1322 shall demand payment, certify whether the shareholder acquired beneficial ownership of the shares before the date required to be set forth in the dissenters' notice pursuant to section 10-1322, subsection B, paragraph 3 and deposit the shareholder's certificates in accordance with the terms of the notice.

B. A shareholder who demands payment and deposits the shareholder's certificates under subsection A of this section retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action.

C. A shareholder who does not demand payment or does not deposit the shareholder's certificates if required, each by the date set in the dissenters' notice, is not entitled to payment for the shareholder's shares under this article.

10-1324. Share restrictions

A. The corporation may restrict the transfer of uncertificated shares from the date the demand for their payment is received until the proposed corporate action is taken or the restrictions are released under section 10-1326.

B. The person for whom dissenters' rights are asserted as to uncertificated shares retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action.

10-1325. Payment

A. Except as provided in section 10-1327, as soon as the proposed corporate action is taken, or if such action is taken without a shareholder vote, on receipt of a payment demand, the corporation shall pay each dissenter who complied with section 10-1323 the amount the corporation estimates to be the fair value of the dissenter's shares plus accrued interest.

B. The payment shall be accompanied by all of the following:

1. The corporation's balance sheet as of the end of a fiscal year ending not more than sixteen months before the date of payment, an income statement for that year, a statement of changes in shareholders' equity for that year and the latest available interim financial statements, if any.

2. A statement of the corporation's estimate of the fair value of the shares.

3. An explanation of how the interest was calculated.

4. A statement of the dissenter's right to demand payment under section 10-1328.

5. A copy of this article.

10-1326. Failure to take action

A. If the corporation does not take the proposed action within sixty days after the date set for demanding payment and depositing share certificates, the corporation shall return the deposited certificates and release the transfer restrictions imposed on uncertificated shares.

B. If after returning deposited certificates and releasing transfer restrictions, the corporation takes the proposed action, it shall send a new dissenters' notice under section 10-1322 and shall repeat the payment demand procedure.

10-1327. After-acquired shares

A. A corporation may elect to withhold payment required by section 10-1325 from a dissenter unless the dissenter was the beneficial owner of the shares before the date set forth in the dissenters' notice as the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action.

B. To the extent the corporation elects to withhold payment under subsection A of this section, after taking the proposed corporate action, it shall estimate the fair value of the shares plus accrued interest and shall pay this amount to each dissenter who agrees to accept it in full satisfaction of his demand. The corporation shall send with its offer a statement of its estimate of the fair value of the shares, an explanation of how the interest was calculated and a statement of the dissenters' right to demand payment under section 10-1328.

10-1328. Procedure if shareholder dissatisfied with payment or offer

A. A dissenter may notify the corporation in writing of the dissenter's own estimate of the fair value of the dissenter's shares and amount of interest due and either demand payment of the dissenter's estimate, less any payment under section 10-1325, or reject the corporation's offer under section 10-1327 and demand payment of the fair value of the dissenter's shares and interest due, if either:

1. The dissenter believes that the amount paid under section 10-1325 or offered under section 10-1327 is less than the fair value of the dissenter's shares or that the interest due is incorrectly calculated.

2. The corporation fails to make payment under section 10-1325 within sixty days after the date set for demanding payment.

3. The corporation, having failed to take the proposed action, does not return the deposited certificates or does not release the transfer restrictions imposed on uncertificated shares within sixty days after the date set for demanding payment.

B. A dissenter waives the right to demand payment under this section unless the dissenter notifies the corporation of the dissenter's demand in writing under subsection A of this section within thirty days after the corporation made or offered payment for the dissenter's shares.

10-1330. Court action

A. If a demand for payment under section 10-1328 remains unsettled, the corporation shall commence a proceeding within sixty days after receiving the payment demand and shall petition the court to determine the fair value of the shares and accrued interest. If the corporation does not commence the proceeding within the sixty day period, it shall pay each dissenter whose demand remains unsettled the amount demanded.

B. The corporation shall commence the proceeding in the court in the county where a corporation's principal office or, if none in this state, its known place of business is located. If the corporation is a foreign corporation without a known place of business in this state, it shall commence the proceeding in the county in this state where the known place of business of the domestic corporation was located.

C. The corporation shall make all dissenters, whether or not residents of this state, whose demands remain unsettled parties to the proceeding as in an action against their shares, and all parties shall be served with a copy of the petition. Nonresidents may be served by certified mail or by publication as provided by law or by the Arizona rules of civil procedure.

D. The jurisdiction of the court in which the proceeding is commenced under subsection B of this section is plenary and exclusive. There is no right to trial by jury in any proceeding brought under this section. The court may appoint a master to have the powers and authorities as are conferred on masters by law, by the Arizona rules of civil procedure or by the order of appointment. The master's report is subject to exceptions to be heard before the court, both on the law and the facts. The dissenters are entitled to the same discovery rights as parties in other civil proceedings.

E. Each dissenter made a party to the proceeding is entitled to judgment either:

1. For the amount, if any, by which the court finds the fair value of his shares plus interest exceeds the amount paid by the corporation.

2. For the fair value plus accrued interest of the dissenter's after-acquired shares for which the corporation elected to withhold payment under section 10-1327.

10-1331. Court costs and attorney fees

A. The court in an appraisal proceeding commenced under section 10-1330 shall determine all costs of the proceeding, including the reasonable compensation and expenses of any master appointed by the court. The court shall assess the costs against the corporation, except that the court shall assess costs against all or some of the dissenters to the extent the court finds that the fair value does not materially exceed the amount offered by the corporation pursuant to sections 10-1325 and 10-1327 or that the dissenters acted arbitrarily, vexatiously or not in good faith in demanding payment under section 10-1328.

B. The court may also assess the fees and expenses of attorneys and experts for the respective parties in amounts the court finds equitable either:

1. Against the corporation and in favor of any or all dissenters if the court finds that the corporation did not substantially comply with the requirements of article 2 of this chapter.

2. Against the dissenter and in favor of the corporation if the court finds that the fair value does not materially exceed the amount offered by the corporation pursuant to sections 10-1325 and 10-1327.

3. Against either the corporation or a dissenter in favor of any other party if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously or not in good faith with respect to the rights provided by this chapter.

C. If the court finds that the services of an attorney for any dissenter were of substantial benefit to other dissenters similarly situated and that the fees for those services should not be assessed against the corporation, the court may award to these attorneys reasonable fees to be paid out of the amounts awarded the dissenters who were benefitted.

                                                                         Annex C
                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                    FORM 10-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                    For the fiscal year ended March 31, 1998

                                       OR

[ ]  TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
     EXCHANGE   ACT OF 1934

     For the transition period from ---------- to ----------.

                         Commission file number 0-13163

                               ACXIOM CORPORATION
             (Exact name of registrant as specified in its charter)



                  DELAWARE                                71-0581897
      (State or other jurisdiction of                  (I.R.S. Employer
       incorporation or organization)                 Identification No.)

      P.O. BOX 2000, 301 INDUSTRIAL BOULEVARD, CONWAY, ARKANSAS 72033-2000
             (Address of principal executive offices)           (Zip Code)

                                 (501) 336-1000
              (Registrant's telephone number, including area code)

        Securities registered pursuant to Section 12(b) of the Act: None

           Securities registered pursuant to Section 12(g) of the Act:

                          Common Stock, $.10 Par Value
                                (Title of Class)

                         Preferred Stock Purchase Rights
                                (Title of Class)

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [X]

The aggregate market value of the voting stock held by non-affiliates of the registrant, based upon the closing sale price of the registrant's Common Stock, $.10 par value per share, as of June 17, 1998 as reported on the Nasdaq National Market, was approximately $875,422,220. (For purposes of determination of the above stated amount only, all directors, officers and 10% or more shareholders of the registrant are presumed to be affiliates.)

The number of shares of Common Stock, $.10 par value per share, outstanding as of June 17, 1998 was 52,479,289.

                       DOCUMENTS INCORPORATED BY REFERENCE

     Portions of the registrant's Annual Report to Shareholders for the fiscal year ended March 31, 1998 ("Annual Report") are incorporated by reference into Parts I and II.

     Portions of the Proxy Statement for the Annual Meeting of Shareholders ("1998 Proxy Statement") are incorporated by reference into Part III.

Forward-Looking Statements or Information

     Certain statements in this filing and elsewhere (such as in other filings by the Company with the Securities and Exchange Commission ("SEC"), press releases, presentations by the Company or its management and oral statements) may constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors are discussed below under the heading "Additional Information Regarding Forward-Looking Statements" and include, among other things, the possible adoption of legislation or industry regulation concerning certain aspects of the Company's business; the removal of data sources and/or marketing lists from the Company; the ability of the Company to retain customers who are not under long-term contracts with the Company; technology challenges; Year 2000 software issues; the risk of damage to the Company's data centers or interruptions in the Company's telecommunications links; acquisition integration; the effects of postal rate increases; and other market factors.

                                     PART I

Item 1.  Business

General

     The Company is in the business of data delivery and information integration and management for customers in the United States and the United Kingdom, and, to a smaller extent, Canada, Europe and Malaysia. While in the past the Company's traditional business was focused upon the provision of data processing and related computer-based services mainly to direct marketing organizations, the Company's business has expanded in recent years beyond the direct marketing industry. For some of its major customers, the Company provides assistance in the form of information/database management, data center management and/or the provision of data, the primary purpose of which may be for activities other than direct marketing. For example, the Company's largest customer, Allstate Insurance Company, uses the Company's information management services and data for the purpose of underwriting insurance. The Company's second largest customer, Trans Union Corporation, one of the three major credit bureaus in the U.S., has among other things outsourced the operation of its data center to the Company.

     In the traditional direct marketing area, the Company is one of the leading providers of computer-based marketing information services and marketing data. The Company offers a broad range of services and data to direct marketers and to other businesses which utilize direct marketing techniques such as targeted direct mail, database marketing and data warehousing. The Company assists its customers with the marketing process, including project design, list brokering and management, list cleaning, list enhancement and list production, database creation and management, and fulfillment and consumer response analysis.

Corporate Information

     The Company was originally incorporated in 1969 as Demographics, Inc., an Arkansas corporation which later became known as Conway Communications Exchange, Inc. In connection with its initial public offering in 1983, the Company was reincorporated in Delaware as CCX Network, Inc. In 1988, the name Acxiom Corporation was adopted. The Company is headquartered in Conway, Arkansas, and has additional operations in twenty-four states, the District of Columbia, Canada, France, the Netherlands, the U.K., and Malaysia. The Company's Internet address is http://www.acxiom.com.

     Several acquisitions were completed by the Company during the past fiscal year. Effective October 1, 1997, the Company acquired the stock of MultiNational Concepts, Ltd. ("MultiNational"), and Catalog Marketing Services, Inc., d/b/a Shop the World by Mail ("Shop The World"). MultiNational is the largest leading international mailing list and database maintenance provider for consumer catalogers interested in developing foreign markets. Shop The World is the global industry leader in cooperative customer acquisition programs and represents the first cataloger to be added to Acxiom's portfolio of data maximization businesses. See the detailed description of both MultiNational's and Shop The World's businesses below under "The Company's Products and Services, Acxiom Data Products Division."

     Effective October 1, 1997, the Company purchased all of the general and limited partnership interests in Buckley Dement, L.P. ("Buckley Dement"), as well as the assets of its affiliated company, KM Lists, Incorporated ("KML"). Buckley Dement, the oldest direct marketing company in the U.S., provides list brokerage, list management, promotional mailing and fulfillment, and merchandise order processing to pharmaceutical, health care, and other commercial customers. Buckley Dement is the leading manager of eleven companies licensed by the American Medical Association ("AMA") to sell the AMA's proprietary list of physicians. See the detailed description of Buckley Dement's business below under "The Company's Products and Services, Acxiom Services Division and Acxiom International Division."

     The past year's acquisitions were preceded by two acquisitions in the prior year, when the Company purchased substantially all of the assets and assumed certain liabilities of Direct Media(TM)/DMI, Inc., and acquired all of the outstanding capital stock of Pro CD(R), Inc. The former, the largest list management/list brokerage operation in the world, provides list management, list brokerage and other list consulting services to business-to-business and consumer list owners and mailers. See "The Company's Products and Services, Acxiom Data Products Division" below. The latter provides reference data derived from telephone directories for the U.S. and Canada. See "The Company's Products and Services, Acxiom Data Products Division" below.

     In addition to the foregoing acquisitions, in July 1997, the Company completed an initial investment of approximately $4 million in Bigfoot International, Inc. ("Bigfoot"), an emerging company that provides services and tools for Internet E-mail users. The Company completed a second investment of $4 million in Bigfoot in June 1998. See the detailed description of Bigfoot's business below under "The Company's Products and Services, Acxiom Data Products Division."

     The Company's Board of Directors adopted a shareholder rights plan in February 1998. The plan provides for a dividend distribution of one preferred stock purchase right (a "Right") for each outstanding share of common stock, distributed to stockholders of record on February 9, 1998. The Rights will be exercisable only if a person or group acquires twenty percent (20%) or more of the Company's common stock or announces a tender offer for twenty percent (20%) or more of the common stock. Each Right will entitle stockholders to buy one one-thousandth of a share of newly created Participating Preferred Stock, par value $1.00 per share, of the Company at an initial exercise price of $100 per Right. If a person acquires twenty percent (20%) or more of the Company's outstanding common stock, each Right will entitle its holder to purchase common stock (or, in certain circumstances, Participating Preferred Stock) of the Company having a market value at that time of twice the Right's exercise price. Under certain conditions, each Right will entitle its holder to purchase stock of an acquiring company at a discount. Rights held by the twenty percent (20%) holder will become void. The Rights will expire on February 9, 2008, unless earlier redeemed by the Board at $0.01 per Right.

     The plan is intended to protect the Company and its stockholders against unfair or coercive takeover tactics and offers which may not provide adequate value to the stockholders. The plan was not adopted in response to an effort to acquire control of the Company and is similar to stockholder protective plans adopted by many other companies. The rights agreement does not in any way weaken the Company's financial strength or interfere with its business plans. The issuance of the Rights has no dilutive effect, will not affect reported earnings per share, is not taxable to the Company or its stockholders, and will not change the way in which the Company's shares are traded.

     On May 26, 1998, the Company entered into an Agreement and Plan of Merger (the "Merger Agreement"), among the Company, ACX Acquisition Co., Inc., a wholly-owned subsidiary of the Company, and May & Speh, Inc. ("May & Speh"), a company based in Downers Grove, Illinois. Under the terms of the Merger Agreement, the Company will exchange 0.80 shares of the Company's common stock for each share of May & Speh common stock. It is expected that the merger will give the Company additional strengths in predictive modeling, software, data warehousing, and data center outsourcing. The combined entity will continue under the Acxiom name. The Merger Agreement, which has been approved by both companies' Boards of Directors, is subject to regulatory and shareholder approval. The Company anticipates that the merger will be consummated in August 1998.

     With the May & Speh merger, Chicago will become the Company's second largest location by adding over 650 May & Speh associates. In connection with this merger, on June 4, 1988, the Company filed a Current Report on Form 8-K, Commission File No. 0-13163.

Technology Applications

     In the past, the Company relied heavily in its traditional data processing business upon the use of mainframe hardware (older and less expensive versions) for batch processing, and utilized more current technology for on-line processing. Due to increased customer demand for access to information, the Company has begun using faster and more cost-effective ways to deliver its services through client/server and networking solutions. The Company has incorporated a number of new strategies into its processing environment: (1) Several of the Company's core application systems products have been re-engineered to run on open systems platforms or a parallel processing architecture, thereby allowing the Company to significantly reduce its processing cycle time and improve the scalability of its legacy list processing applications; (2) Dedicated stand-alone mainframes have been utilized as attached processors to the Company's computing enterprise, resulting in the ability to off-load high volume list processing work onto cost efficient data processing platforms; (3) The Company installed a Local Area Network ("LAN") system and implemented extensive use of personal computers ("PCs") as front-end client workstations, providing a graphical user interface ("GUI") front-end user access capability to all internal and customer applications, as well as the ability to institute a client/server architecture within the Company's existing computing enterprise. The Company has also set up a LAN dedicated for Internet E-Commerce purposes as well as a Wide Area Network ("WAN") for customer decision support system ("DSS") client connections; and (4) Relationships with several third party database and DSS software providers have been developed pursuant to which the Company is authorized to sublicense the DSS products of such providers as part of its overall customer solution. The third party database and DSS providers with whom the Company currently has alliances are International Business Machines, Inc.; Oracle Corporation; Red Brick Systems, Inc.; Microstrategy, Inc.; Arbor Software Corporation; Trajecta, Inc.; Business Objects, Inc.; Appsource Corporation; Exchange Applications, Inc.; and Informix Software, Inc.

     In addition, the Company has recently announced the development of new application technology that will deliver data to its customers via a revolutionary on-line data access and delivery system. This new technology, introduced as the Acxiom Data Network(SM), will allow the Company's customer data warehouses, independent software vendor applications, and solutions to be easily "content enabled" no matter how much or how little information is requested by the customer. A detailed description of the Acxiom Data Network can be found below under "The Company's Products and Services, Acxiom Data Products Division."

     The Company has also begun to use new application design tools and enhanced programming languages that allow applications to be developed using a component/object based architecture. This architecture permits applications to be highly customizable for specific customer requirements and reduces duplication of development efforts by providing the ability to re-use components across applications.

     To accommodate a balanced distribution of processes among the client/server technology, DSS and mainframes, the Company has incorporated an industry standard network environment using the "TCP/IP" protocol (Transmission Control Protocol/Internet Protocol), which is the standard currently used in most private networks.

     As the processes grow on the Company's server network, the requirement to move data across the network grows as well. To meet this requirement, the Company has adopted an infrastructure that will enable direct peer-to-peer communications between mainframe and server-based applications, along with increased bandwidth. This strategy is designed to provide much faster and more reliable application access than was available in the past. While management believes that this configuration will be adequate for the foreseeable future, the Company will continue to assess other technologies that can be implemented in a phased approach. Network stability, security and manageability are also being addressed to support this distributed environment. Management believes that this approach to networking enhances the Company's ability to deliver improved functionality within its network as well as connectivity to customer networks.

The Company's Products and Services

     The Company has four operating divisions which were established to maximize synergies between similar business units. The divisions are referred to as the Acxiom Data Products Division, the Acxiom Services Division, the Acxiom International Division, and the Acxiom Alliances Division. The products and services of each division are discussed below:

     Acxiom Data Products Division

     The focus of the Company's recent acquisitions has been to strengthen the Company's position as a leading provider of data. With the addition of real property data, marketing lists, and telephone reference data, the Company has made substantial progress towards this goal. When combined with the consumer household and business data already offered by the Company and the developing Acxiom Data Network, opportunities exist for a variety of applications for the Company's existing customers. The acquisitions, coupled with the Acxiom Data Network, have also created the potential for new markets, such as the middle market and small companies market ("Middle Tier Market"), Internet and consumer markets.

     The Data Products Division is headquartered in Conway, Arkansas and has additional locations in Arizona, California, Colorado, Connecticut, Florida, Georgia, Illinois, Massachusetts, Nevada, New Jersey, New York, Ohio, Oregon, South Carolina, Virginia, Washington, Canada, the United Kingdom, and the Netherlands. Approximately 1,325 associates work in this division. The products and services offered by the Data Products Division are as follows:

     InfoBase(TM) Products and Services

     InfoBase is a list enhancement service for companies engaged in direct marketing to consumers and businesses. The household data which comprises the IBConsumer(R) database includes data owned by the Company as well as data owned by data contributors who permit the Company to access their data for purposes such as list enhancement, list analysis, segmentation modeling, and merge/purge screening. The type of data made available includes consumer names, addresses and telephone numbers, as well as such demographic information as age, gender, approximate income brackets, occupation, marital status, the presence of other household members, and car and home ownership. The DataQuick(R) ListServices(TM) real property data may be combined with InfoBase demographic data for use by target marketers for such purposes as determining types and sizes of homes, the year a home was built, and length of current ownership. Management believes that the IBConsumer database is the most complete database of its kind in the United States, covering over 95% of all U.S. households. A computerized listing ("Telephone White Pages," or the "EDGE File") of all U.S. telephone book white page information is also available as part of the InfoBase services. In addition to its IBConsumer database, the Company offers a business database, IBBusiness(R), to companies engaged in direct marketing to businesses. Providing information on over 13 million businesses, the type of data made available includes business address information (including full mailing address), contact information (including telephone number and executive name), Standard Industrial Classification codes, and business characteristics (e.g., company size).

     Acxiom/Direct Media(TM) Products and Services

     The Acxiom/Direct Media services include list management, list brokerage, package insert marketing, Internet marketing, Web site brokerage and management, and analytical and modeling services to business-to-business and consumer list owners and mailers. The Company's sales staff dedicated to selling the Direct Media services is the largest in the industry and has substantial experience in the market segments served by the Company in this arena. As a list manager, the Company controls over 1200 lists in the U.S. and 175 lists in the U.K. As a list broker, the Company offers a variety of services, including private prospecting databases from which a mailer may choose the lists that best fit its specific needs to build its own database. Cooperative databases are offered as a more economical alternative to the private databases. Included among the cooperative databases is SmartBase(TM), comprised of the mailing lists of hundreds of the country's best consumer merchandise vendors. By specifying the demographic characteristics of its targeted market (instead of requesting particular lists), a user may generate a mailing list using SmartBase. Management estimates that approximately 12% of all third class mail in the U.S. is processed through the Company. For 20 years prior to the acquisition, Direct Media/DMI, Inc. had been one of the Company's primary customers. The acquisition has enabled the Company to offer its customers expanded capabilities and services which should result in a significant competitive advantage in the marketplace. By combining Direct Media/DMI, Inc.'s marketing expertise with the Company's software systems, more efficient mailing programs are now possible for the Company's customers.

     Two of the Company's recent acquisitions, MultiNational and Shop the World, have been incorporated into the Data Products Division, and their services have been united with the Direct Media services. As the largest leading international mailing list and database maintenance provider for consumer catalogers interested in developing foreign markets, the acquisition of MultiNational gave the Company access to over 70 global catalog customers with approximately 2.7 million foreign names. The acquisition of Shop the World, the global industry leader in cooperative customer acquisition programs, gave the Company further access to international customers. In particular, Shop the World produces an international "catalog of catalogs" whereby end-customers in over 60 countries can order catalogs from around the world.

     DataQuick(R) Products and Services

     The DataQuick real property data products are offered in conjunction with list targeting, list fulfillment, and file enhancement. Data is gathered from a number of sources including county assessors, county recorders and the U.S. Census Bureau. The Company currently has 17 on-line databases containing information on over 70 million properties affecting over 140 million consumers across the country. Through alliances with several regional real property data providers in other parts of the U.S., the Company offers additional databases containing real property information on other major Metropolitan Statistical Areas ("MSAs") throughout the country. Several CD-ROM titles are offered, including Countywide Property Data (currently available for seven western states), Assessors Parcel Maps (actual plat maps for the seven states), and CD-ShareData(TM) (a product for lenders which can be used to measure market potential and analyze product performance). Specifically for the title insurance industry, the Company offers TitleShare(R), a product designed to assist in market share analysis and long-term planning; TOPS (Title Operations Property System), a product which provides property profiles; and GOTOPS, an Internet access product exclusively available to the title insurance industry which provides property reports with custom comparable sales, nearby homeowners, neighborhood information, U.S demographic census data, schools and maps, all for a defined area. Other lists focus on new homeowners who have moved within the last six months, and real estate investors. Another file provides market values, the available and lendable equity, loan-to-value ratio, and purchase and loan amounts. For the general public, the Company offers DQ Express where customized reports drawn from all of the DataQuick information databases can be obtained. In all, the Company has over 40 DataQuick real property databases, products and services. The information is distributed on a variety of media: On-line, Internet, CD-ROM, magnetic tape, floppy disk, Bulletin Board Service (electronic transmission), microfiche, and hard copy reports or mailing labels. The
DataQuick data has a broad range of applications and a variety of markets, including appraisal, real estate, banking, mortgage, investments, credit/collection, marketing, insurance, home improvements, home products marketing, and research. Management believes that the combination of the DataQuick products and services with the Company's other data products and marketing capabilities gives it a competitive advantage in the marketplace.

     Data By Acxiom Products and Services

     The Company's telephone reference products, "InfoBase Telephone Directories," consist of over 110 million business and residential listings throughout the U.S. and Canada. The Company's customers can license the data in their choice of quantity, media and/or format, or combine it with the Company's search, interface and network access technologies. Among the telephone reference products are InfoBase Telephone Directories FS (a database containing every published listing from every directory in the U.S. and designed to run on most network configurations), InfoBase Telephone Directories QuickSearch (an advanced client/server application that produces fast lookups using minimal network resources), InfoBase Telephone Directories Intranet (a client/server solution that enables customers to host the entire InfoBase directory database on an Intranet site for access with the most popular Web browsers), and InfoBase Telephone Directories Developer Tools (enables customers to create custom applications for integrating InfoBase Telephone Directories with the customer's existing programs). All products are available with either U.S. or Canadian listings, as well as the combined listings of both countries.

     Effective August 22, 1997, the Company sold the retail and direct marketing operations of its telephone reference products, as well as the rights to the "Pro CD" and "Select Phone" brand names, to CD-Rom Technologies, Inc., a wholly-owned subsidiary of American Business Information, Inc. (collectively known as "ABI"). The Company retained the corporate sales operations, now known as "Data By Acxiom." The departmental and enterprise-wide data solutions of Data By Acxiom have been re-branded as "InfoBase Telephone Directories" and will continue to be enhanced, sold and supported by the Company. The Company provides telephone data derived from telephone directories for the U.S. and Canada, mapping data, and other related reference products and services. The products contained in the InfoBase Telephone Directories are distributed as CD-ROM, on-line and batch products. Through this family of products, Data By Acxiom provides electronic telephone, name and address data for approximately 112 million residential and business listings as published in the U.S. and Canadian telephone directories, searchable by name, street, city, county, state, ZIP Code, telephone number, SIC code, geographic location, and Metropolitan Statistical Area ("MSA").

     Interactive Information Services Products and Services

     Through its Interactive Information Services, the Company provides customers with secure, on-line access to the demographic, real estate and telephone data described above. This information is available 24 hours a day, seven days a week, except for regularly scheduled weekly maintenance periods. Many traditional services of the Company are offered as well, including Addressability(R), an address standardization and geographic coding system that corrects and standardizes the city, state and ZIP Code components of an address, and which assigns the carrier route, ZIP+4, delivery point and other postal codes. Also offered is Geo-Coding On-Line, which is used to enhance a mailer's addresses with geo-demographic information. Other elements which may be overlayed are latitude, longitude, Census Tract Code, Census Block Code, and MSA Code.

     During the past fiscal year, the Company purchased an equity interest in Bigfoot as part of a strategic alliance. The Company had contracted to purchase a promissory note from Bigfoot for an additional investment of $4,000,000, convertible into Bigfoot common stock ("Purchase Note"). This purchase was completed in June 1998. The additional commitment by the Company was subject to performance by Bigfoot of certain financial and operating covenants. Due to the conversion of the Purchase Note, the Company now has an option to acquire up to fifty-one percent (51%) of the outstanding stock of Bigfoot. The first offering from the Company and Bigfoot is a service called E-Mail Campaign Management(SM) ("ECM") (formerly known as Acxiom Preferred Mail). ECM enables marketers to establish one-on-one, interactive relationships with their customers via e-mail in a consumer controlled fashion. ECM provides Internet-based consumers with a new standard of privacy, control and choice when participating in the electronic marketplace. For the direct marketer, it provides one-to-one marketing, "real-time" response to promotions, communications and transactions.

     Most significantly, the Company recently announced the development of the Acxiom Data Network, an innovative on-line data access and delivery system. The Acxiom Data Network will provide authorized businesses, utilizing the same database software subscribers use on a daily basis, secured network access to selected data products offered by the Company. The Acxiom Data Network will extend a customer's data management capabilities by matching consumers and businesses from a customer's databases to consumers and businesses in the Company's databases. The Company will provide software that complies to the most widely used open standards. This software will be installed on subscribers' computers and will communicate to software on the Company's servers over the Internet or a private network. Delivery of the data in such a manner, as opposed to delivery through CD-ROMs, floppy discs and/or tapes, is expected to reduce the Company's average turnaround time of seven to ten days down to minutes.

     The Company also believes that the matching process and software will join to give the Acxiom Data Network information linking capability that no other company is currently providing. By allowing customers to link their lists to the Company's InfoBase data, subscribers to the Acxiom Data Network will have access to demographic information, geo-demographic information, and personal interest information. It is anticipated that the Acxiom Data Network will provide an unprecedented supply of accurate data in a real-time environment to allow marketing professionals to make informed decisions quickly, thereby helping them acquire new customers and enhance relationships with existing customers. As a result, the Company will be able to offer new products to existing customers and will also be able to deliver its traditional products, as well as new products, to mid-sized and small businesses on an affordable basis. The Acxiom Data Network is expected to be operational in fiscal 1999.

     It is the  Company's  intention  to  initially  introduce  the Acxiom  Data
Network exclusively to Fortune 1000 companies. Over time, the Acxiom Data Network will be offered to qualifying mid-sized and small businesses. In addition, there are other planned innovations for the Acxiom Data Network, such as the ability to integrate data directly into call centers, interactive Web pages, point-of-sale applications and sales force automation software. Additionally, "push notification" may be made available. This technology will automatically alert subscribers when customer data has changed, keeping their data as current as possible.

     Acxiom Services Division and Acxiom International Division

     The services provided by the Acxiom Services Division and the Acxiom International Division have historically formed the core of the Company's business and continue to be key to its operations. The revenue units comprising the Acxiom Services Division are Citicorp, IBM, Retail, Insurance,
Pharmaceuticals, Publishing, Telecommunications, Utilities, and High Tech Information Services. Approximately 810 associates are employed within this division, which is headquartered in Conway, Arkansas, with additional locations in California, Colorado, Georgia, Illinois, Kansas, Minnesota, New York, Texas and Washington, D.C.

     The International Division, with headquarters in London, England, employs approximately 600 associates. The International Division consists of five revenue units, three of which are client industry focused and two having a product specialization (i.e., Internet services and data sales). The International Division operations are supported by the International Services Group and the International Business Leadership Team. Business operations outside of the U.K. include the Malaysian branch and a newly acquired French information technology business located in Paris.

     Through the Services Division and the International Division, the Company offers data processing and related services to the direct marketing industry and to a variety of other businesses. Management believes, based upon its knowledge of the industry, that the Company is one of the leading suppliers of information services to the direct marketing industries in the United States and the United Kingdom, offering companies that use direct marketing access to extensive customer lists and databases of information, as well as providing a wide range of services and software that permit customers to precisely tailor their mailing lists in accordance with specifically targeted marketing plans.

     The International Division is continuing its expansion into continental Europe, as well as Malaysia. Efforts are currently underway to expand the International Division's services to customers in the Netherlands, France, and Germany. Recent small acquisitions have established the Company's presence in the Netherlands and in France, and the Company has an office in Malaysia. Management believes that the market for the Company's services in these locations is largely untapped. Some of the considerations which must be considered are the existence of strict data protection laws in some countries, which would require the Company to make adjustments in the way in which it collects and disseminates data. Several European countries require an "opt-in" process whereby prior consent by an individual consumer is necessary in order for certain data about the consumer to be sold. Additionally, the Company's proprietary software would have to be adapted to fit the address requirements, languages and character sets of other countries. The strength of any local competing businesses would have to be evaluated, and cultural differences would have to be taken into account.

     Currently, through the Services Division and the International Division, the Company provides computer-based targeted marketing support for direct marketers, which support consists of planning and project design, list cleaning, list enhancement, list order fulfillment, database services and response analysis. In addition to focusing upon direct marketing programs designed to obtain new business prospects for its customers, the Company assists its customers in creating marketing databases which enable the customers to focus upon developing their existing clientele. Such databases allow a marketer to analyze its customers' buying habits, and to narrowly target advertising campaigns to those customers who are most likely to respond. In addition, the Company offers integrated data processing software systems and enhancement services which provide its customers with rapid access to marketing information housed at the Company's Conway, Arkansas and Sunderland, England data centers.

     The direct marketing industry is composed of businesses that use direct mail order and other methods of direct consumer contact to promote their products or services. Unlike traditional forms of advertising which are aimed at a broad audience through print or broadcast media, direct marketing involves targeted advertising sent directly to potential customers. Historically, direct marketing programs have had a positive response rate of approximately 1 to 3%. Direct marketers are heavily dependent upon specific market information and the application of statistics and computer modeling to assist them in predicting market behavior and thereby maximizing the response rate. The products and services offered by the Company are designed to assist its customers to achieve a higher rate of return on their marketing investments by selectively targeting their marketing efforts to individuals who are most likely to respond.

     An integral aspect of the Services and International Divisions' business is offering the Company's customers access to extensive marketing lists and databases of information. The Company either provides its proprietary data or acts as a link between those who own or manage lists and those who buy or use lists for direct marketing purposes. Based upon its knowledge of the operations of its competitors and its customers, management believes that the Company has been entrusted with the largest aggregation of names, addresses and related data available to the U.S. and the U.K. direct marketing industry and to other businesses.

     Direct marketing programs require the analysis and segmentation of large amounts of data on past customers and known marketplace prospects to identify desired purchasing characteristics. Using advanced technology, the Company can integrate the diversified databases of its customers into a single database. Then external InfoBase data, consisting of demographic, behavioral and comparative customer information, is overlayed to create a unified customer database. The customer's information then becomes accessible and actionable enterprise-wide through the Company's proprietary desktop tools and services and/or through third party DSS tools.

     Typically, decision support involves the ability to extract user-defined segments from an aggregation of data ("data warehouse") via a query capability and then to profile and/or report on a data segment, as well as the ability to perform more detailed analysis. From the resulting information, specific targeted marketing strategies and personalized communications can be generated. Through its data communications network, the Company provides access to data warehouse information to drive decision support strategies for its customers. The Company also provides several decision support software tools and services which are designed to provide customers with access to their data warehouse resources and to further allow them to design and execute their strategic marketing initiatives. As noted above (see "Technology Applications"), the Company has expanded its architecture to include the DSS environment. In this area, the Company offers custom systems integration services that may combine the Company's software with third party DSS software products to provide a customized decision support solution for a customer or an industry.

     The Company's primary vehicle for rapid delivery of these services in the U.S. is its data communications network through which direct marketing customers receive authorized access to lists and databases housed at the Company's Conway data center. Management believes that the Company has one of the largest capacities for database management, mailing list processing, and networking in the industry. Through its communication network, lists may be interrogated and regrouped with marketing information selected by a customer, including geographic, demographic, psychographic and previous consumer response data, so as to create the desired universe of names. A customer can then create, select, merge and enhance the lists available to it for even more precise market segmentation, thus enabling each mailing program to be tailored for a carefully targeted sales audience.

     The Company also offers several front-end desktop DSS products, including the third party DSS software described above (see "Technology Applications") and the Company's proprietary Acxiom MarketGuide(TM) and Rapidus products, as well as the new Acxiom Data Network. Such products are designed to permit users with even minimal training to extract information from large databases via desktop computers. The Company has also established a unified software development team composed of both U.S. and U.K. associates. These associates will focus on the development of key generic software products for use by the Company's customers. Part of this initiative is aimed at linking Company tools and/or data with third party tools and/or data to provide a full function system to database marketers for data analysis, promotion design, database build, campaign fulfillment, management, and tracking. This team is also involved in developing a PC-based software tool designed to provide support to marketers for campaign administration, response profiling and database scoring.

     In addition to the traditional marketing services provided by the Services Division, the Company, through its subsidiary, Acxiom RM-Tools, Inc. ("Acxiom RM-T"), is managing the outside purchasing and internal processing of the consumer data Allstate Insurance Company ("Allstate") uses for the underwriting of its lines of automobile insurance. The information management agreement initially entered into in 1992 is currently being renegotiated for an extended term. The functions now being performed for Allstate were previously handled through Allstate's various regional offices. The savings which result from Acxiom RM-T's management of this data are shared equally by the two parties. Under the agreement, Acxiom RM-T provides software systems and database management for Allstate to use in connection with new automobile insurance policies across the United States. Included among the data which Acxiom RM-T furnishes to Allstate is motor vehicle registration information, automatic claims history, driver information, financial stability information, vehicle verifications, property telephone inspections, property replacement costs and property claims history. The agreement with Allstate reflects the Company's strategy to obtain long-term, large-volume contracts which generate predictable revenue. During the past fiscal year, Allstate accounted for approximately $74.7 million of total revenues.

     The Company is pursuing contracts with other insurance companies whereby the Company would provide information management services to assist with the insurers' risk management, underwriting, claims and marketing functions. During the past fiscal year, the Application Verification Service ("AVS") was introduced as the vehicle for delivering these services. AVS can also be used to assist other industries to verify information required on an employment, credit, and/or membership application. Together with Fair, Isaac and Company, Incorporated ("Fair Isaac"), a leading developer of scoring technology for the insurance and credit industries, the Company also offers risk management information services to the insurance industry. The Company and Fair Isaac have completed development of InfoScore(TM), a demographic marketing scorecard for the personal lines insurance industry segment that is used to rank applicants by risk level.

     In addition to the data processing services offered by the Company in the U.K., the Company also provides comprehensive promotional materials handling and response services to its U.K. customers. Based upon its knowledge of the industry, management believes that it is one of the largest firms of its kind in the U.K. Among the services provided are promotional fulfillment, competition handling, in-bound telemarketing and response handling, lead monitoring, contract packing and mailing, coupon redemption, and optical character recognition support. Through the use of computerized tracking and monitoring systems, the Company is able to provide customers with current reports on the progress of their marketing campaigns and can furnish customers with information useful for promotion analysis and subsequent database campaigns. In response to the growing demand for telephone-based response services in the U.K., the Company has invested significantly in the latest Computer Telephony Integration ("CTI") systems in the last twelve months and plans provide for this investment to continue. The Company is currently one of the top 10 companies in the U.K. providing large scale telephone services. CTI systems-related services will continue to be an area of business development for the Company as it bridges the two primary areas of expertise that the Company provides in the U.K. -- large scale, complex information technology database systems and response services capability. The Company's proprietary software product Tracx(TM) also provides support for points redemption processing for loyalty programs.

     The Company recently added a Pharmaceuticals business unit based upon the acquisition of Buckley Dement, which provides list brokerage, list management, promotional mailing and fulfillment, and merchandise order processing to pharmaceutical, health care, and other commercial customers. The Company regards the pharmaceutical industry as an emerging growth opportunity and has formed the Pharmaceuticals business unit to focus on providing database marketing services to major pharmaceutical companies in the U.S.

     Acxiom Alliances Division

     The Alliances Division encompasses strategic relationships which the Company has with its outsourcing and finance industry customers (all finance industry customers are served by this division, with the exception of Citibank, N.A., which is served by the Acxiom Services Division). The Company provides outsourcing services whereby it manages a customer's data center and/or provides information systems functions, both on-site at the customer's location and from the Company's Conway, Arkansas data center. The services currently provided by the Company to such customers include data center management; information management; hardware installation and support; account management systems; installation, support and enhancement of software; customized software programming; and licensing of the Company's proprietary and/or third party software. For its finance industry customers, the Company provides more traditional direct marketing services as described above under the "Acxiom Services Division and Acxiom International Division" discussion.

     The revenue units within the Alliances Division are Trans Union, Polk, ADP, Strategic Alliances (Guideposts, Sears and M/A/R/C), and five business units within the Financial Services Group. Headquartered in Conway, Arkansas, the Alliances Division has additional operations in Colorado, Illinois, Kansas, Michigan, New York, and Ohio. Approximately 725 associates are in this division. A description of the Company's key relationships within the Alliances Division follows.

     Under a thirteen-year data center management agreement effective since 1992 with Trans Union Corporation ("Trans Union"), one of the three largest credit bureaus in the U.S., the Company, through its subsidiary Acxiom CDC, Inc., manages Trans Union's data processing center in Chicago, Illinois. In 1994 a long-term agreement was executed between the Company and Trans Union's Marketing Services Division. Under the Marketing Services Agreement, the Company provides all of the data processing services, as well as application enhancements, for Trans Union's Marketing Services Division. The term of that agreement expires in 2005. Management anticipates aggregate revenues in excess of $350 million over the remaining life of both contracts.

     In 1995, the Company entered into data center management agreements with Automatic Data Processing ("ADP"), and The Polk Company ("Polk"), one of the largest data compilation companies in the United States. Pursuant to the agreements, both companies outsourced certain of their data center functions to the Company. These functions have been transferred to the Company's Conway, Arkansas data center. The terms of the agreements are five (5) years and ten
(10) years, respectively. Annual revenues from the ADP agreement are expected to be approximately $3.7 million, while annual revenues from the Polk agreement are expected to be approximately $24 million.

     Pursuant to an agreement with Guideposts, Inc., a church corporation ("Guideposts"), one of the largest magazine publishers in the U.S., the Company manages Guideposts' data processing personnel, computer technology and operations. The agreement, which originally began in 1989, was extended in July 1997 for an additional ten year term. Under related agreements, the Company has agreed to provide software development services to Guideposts, and has sold all of the rights to the GS/2000 R97 subscription fulfillment software to Guideposts. Under the original 1989 agreement, the Company acquired an exclusive license to develop, and to ultimately purchase, Guideposts' proprietary subscription fulfillment software ("GS/2000(R)"). GS/2000 R97 is a

Guideposts-specific version of the GS/2000 software. The Company stopped marketing other customized versions of GS/2000 in 1995, after having installed the customized software at three publishing companies and at one membership and continuity organization.

     The Alliances Division also has agreements with several major financial institutions. The Division's Financial Services Group provides various services, including traditional data processing and direct marketing services, database build and management services, and list enhancement services. (See the discussion above under "Acxiom Services Division and Acxiom International Division" for a compete description of these traditional direct marketing services.) The Division continues to expand its coverage of the largest financial institutions within the U.S. through extensive sales and marketing efforts.

     It is the Company's intention to continue seeking outsourcing and information management agreements in the future. Because of the Company's skills and technology in the area of data processing, and because of the long-term contracts generally associated with such arrangements, management believes that these types of agreements will provide substantial benefits to the Company and will result in cost-effective data processing solutions for its customers.

Intellectual Property

     The Company generally relies upon its trade secret protection and non-disclosure safeguards to protect its proprietary information and technologies. In the case of the Acxiom Data Network, the Company has taken the additional precaution of filing for patent protection for certain of the processes contained therein. The Company enters into license or other agreements with its customers in the ordinary course of business which contain terms and conditions prohibiting unauthorized reproduction or use of the Company's and, where applicable, its vendor's products and/or services. As a general rule, the Company also enters into confidentiality agreements with its associates, contractors, customers, potential customers, suppliers and vendors who have access to sensitive information. In addition, the Company limits access to, and distribution of, its proprietary information. While there can be no assurance that the steps taken by the Company will be adequate to deter misappropriation of its proprietary rights or independent third party development of substantially similar products and technology, the Company believes that legal protection of its proprietary information is less significant than the knowledge and experience of the Company's management and personnel, and their ability to develop, enhance and market existing and new products and services.

Competition

     Acxiom Data Products Division - Competition

     There are at least five other companies that offer products which compete with the Company's InfoBase product, including some of the companies who contribute their data to InfoBase. Management believes that the Company can effectively compete due to the leadership position which it has established in the industry thus far and due to its technical capabilities.

     The Company has approximately 50 smaller competitors in the business-to-business and consumer list brokerage/list management industry which compete with the Company's Direct Media services. Since the Company's operations in this area are the largest of their type in the U.S., with over 15% of the market share, management is of the opinion that the Company can effectively compete in the U.S. marketplace. With regard to international operations in this area, the Company has approximately 25 competitors. Management believes that such competitors' operations are not as extensive as its own and that, therefore, the Company is well-positioned to compete in the U.K. and abroad. Management believes that by combining its marketing expertise with its software systems, more efficient mailing programs are possible for the Company's customers than are available from competitors.

     The Company has two major competitors in connection with the distribution of its DataQuick property data to the real estate, finance and insurance industries. However, management believes that the expansion of data coverage from regional to national, combined with timeliness and reliability of its data, will place it in a competitive position within this industry. Management also believes that the combination of the DataQuick information and services with the Company's other data products and marketing capabilities gives it a competitive advantage in the marketplace.

     The Company previously had two primary competitors in the business of providing CD-ROM telephone listings and mapping data to consumers and small office/home office businesses. During the prior fiscal year, one of the two competitors acquired the other, thus creating only one major competitor, ABI, to the Company. During the past year, the Company sold the retail and direct marketing operations of the Company's subsidiary, Pro CD, Inc., to ABI. For additional discussion, see Note 14 of the Notes to Consolidated Financial Statements in the Company's Annual Report on p. 37, which information is incorporated herein by reference. The Company will, however, continue its efforts to sell its telephone reference products directly to large corporations, which represents a fast-growing and highly profitable market.

     With regard to competitive forces affecting the services provided by the Data Products Division's Interactive Information Services, the Company believes that its competitors in the traditional direct marketing industry are pursuing similar initiatives to offer services via the Internet. Management intends to focus on creating the technological infrastructure required to offer highly differentiated services to its customers. See, also, the discussion below under "Acxiom Services Division and Acxiom International Division - Competition."

     Acxiom Services Division and Acxiom International Division - Competition

     The Company experiences competition from at least six other service bureaus (which list currently includes May & Speh) in the U.S. direct marketing industry and ten in the U.K. direct marketing industry with respect to certain targeted marketing services, including merge/purge, list enhancement, and database and data warehouse services. While some direct competitors are divisions of larger corporations having greater financial, research and development, and/or marketing resources than the Company, management believes that the Company's unique application software, its ability to build open solutions, its experience building and managing some of the largest databases within the industry, its knowledge of the various industries it serves, its business partner relationships, and the skills and experience of its associates enable it to effectively compete. Technological developments are expected to continue at a rapid pace in the field of direct marketing database management and market data collection, analysis and distribution, and management intends to utilize the best tools available to it to build fully integrated solutions that meet each customer's unique requirements. It is management's belief that most of its competitors do not provide their customers with such solution flexibility.

     There are many diverse businesses which offer DSS software and/or services. However, based upon the broad spectrum of software and services in the marketplace, the Company's recent alliances with various DSS software providers (see "Technology Applications" above), and the Company's unique data management services, management believes that the effects of competition are minimal. In addition, management believes that by using the TCP/IP protocol (discussed above under "Technology Applications"), the Company's products will be significantly less difficult to implement at customer sites. Management further believes that through continued investment in research and development (e.g., the Acxiom Data Network), the Company will be able to maintain or improve its present position in the marketplace. See "Research and Development," below.

     Acxiom Alliances Division - Competition

     The Company is aware of numerous other major businesses which offer outsourcing services and/or information management services. Due to the recent emergence of this industry, and due to the fact that the market for such services remains largely untapped, the Company anticipates that the effects of competition will be minimal.

     With regard to competitive forces affecting the services provided by the Alliances Division to its finance industry customers, see the discussion above under "Acxiom Services Division and Acxiom International Division - Competition."

Customers

     The Company's customers include financial institutions, insurance companies, consumer credit organizations, utility companies, seminar companies, communications companies, pharmaceutical companies, catalogers, retailers, television shopping networks, publishers, consumer goods manufacturers, membership and continuity associations, real estate and appraisal firms, title companies, advertising agencies, charities, and governmental entities. Other customers include list users (direct mailers and telemarketers), list owners (customers who generate and own their lists), and list managers and brokers (agents who manage lists and provide direct marketing consulting services). The Company's customers also include corporate purchasers of the telephone reference products. Although most of the Company's customers are in the U.S. and the U.K., the Company has a small number of customers in Canada, the Netherlands, France and Malaysia. Many are companies which specialize in the direct marketing industry, as well as the marketing departments of large corporations who have turned to targeted marketing techniques to sell their goods and services. The Company also provides data, data processing and information management services to companies that are not in the direct marketing business. The Company's practice has been to extend payment terms to its customers for periods of up to 60 days and, accordingly, the Company uses operating capital to finance its accounts receivable. In fiscal 1998, the following customers accounted for 10% or more of the Company's total revenue: Allstate Insurance Company (16.1%) and Trans Union Corporation (11.8%).

Additional Information Regarding Forward-Looking Statements

     This Report on Form 10-K and the Company's Annual Report to Shareholders include, and future SEC filings by the Company and future oral and written statements by the Company and its management may include, certain forward-looking statements. Such statements may include, among other things, statements regarding the Company's financial position, results of operations, market position, product development, software replacement and/or remediation efforts, regulatory matters, growth opportunities and growth rates, acquisition and divestiture opportunities, and other similar forecasts and statements of expectation. Words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates" and "should," and variations of these words and similar expressions, are intended to identify these forward-looking statements. Such statements are not statements of historical fact. Rather, they are based on the Company's estimates, assumptions, projections and current expectations, and are not guarantees of future performance. The Company disclaims any obligation to update or revise any forward-looking statement based upon the occurrence of future events, the receipt of new information, or otherwise. Some of the more significant factors that could cause the Company's actual results and other matters to differ materially from the results, projections and expectations expressed in the forward-looking statements are set forth below. There may be additional factors which could also affect actual results.

     Consumer Privacy, Legislative and Regulatory Concerns

     There could be a material adverse impact on the Company's direct marketing and data sales business due to the enactment of legislation or industry regulations arising from, among other things, the increase in public concern over consumer privacy issues. Restrictions upon the collection and use of information which is currently legally available could be adopted, in which case the cost to the Company of collecting certain kinds of data might be materially increased. It is also possible that the Company could be prohibited from collecting or disseminating certain types of data, which could in turn materially adversely affect the Company's business.

     Recently, the Collections of Information Antipiracy Act ("CIAA") was passed by the U.S. House of Representatives and is now pending before the U.S. Senate. The intent of this proposed legislation is to protect collections of information from unauthorized copying and use in the marketplace. However, as passed by the U.S. House of Representatives, a portion of this bill may have a material adverse effect upon the Company as it will prevent the Company, as well as some of the Company's competitors, from compiling marketing databases from various sources (e.g., telephone directories). Consistent with the U.S. Supreme Court's decision in Feist Publications v. Rural Telephone Service Co., Inc., 499 U.S. 340 (1991), publishers of telephone directories have traditionally been deemed not to be entitled to copyright protection. In its current form, the CIAA would confer a new intellectual property right upon such publishers and, as a result, prohibit the Company from its traditional compilation endeavors. Management will continue to actively monitor this proposed legislation and intends to participate in efforts to contest passage of the CIAA in its current form.

     Senior management of the Company has taken a proactive role in the privacy arena. Internally, the Company has formulated and distributed to each of its associates a written privacy policy which supports consumers' rights to control the dissemination of information about themselves. Privacy is included as a topic in the Company's corporate culture education program in which all associates participate. Associates of the Company are required to sign a privacy acknowledgment form as a condition of continued employment. The privacy policy reflects the Company's continuing commitment to strict data security systems, as well as the Company's support of the Direct Marketing Association's ("DMA") Mail and Telephone Preference Service programs, which permit consumers to "opt-out" of unrequested marketing solicitations. The Company has adopted a practice of purging its customers' prospecting databases of all names appearing on such DMA opt-out lists free of charge.

     In addition, the Company includes in its customer contracts a commitment that any data sent to the Company has been legally obtained and that the customer's subsequent use of any data received from the Company will be in compliance with all data protection laws, as well as with applicable industry policies. The Company also includes in its information provider contracts a commitment that the data the Company receives has been legally obtained for the uses to which it will be put, and the Company further agrees to comply with any restrictions that the providers place upon the data.

     The Company also participates in other industry-specific associations focused on privacy issues such as the Magazine Publishers Association and the Advertising and Mail Marketing Association. In addition, the Company became a member of the Individual Reference Services Group ("IRSG") in December 1997. The IRSG is composed of approximately 15 leading companies in the information business that have agreed to impose upon themselves meaningful, self-regulatory standards with respect to non-public information, which standards were developed in consultation with the Federal Trade Commission. These guidelines, which the Company has pledged to follow, commit the Company to acquire data used for its reference products and services only from reputable sources, to restrict distribution of non-public information in its reference products and services through safeguards appropriately calibrated to the type of use made of the information and to educate the public concerning these guidelines. The Company will be subject to an annual audit to monitor its compliance with these guidelines.

     Loss of Data and/or Customer Lists

     The Company could suffer a material adverse effect if owners of the data used by the Company were to withdraw the data from the Company. In order to reduce this risk, management has undertaken a strategy to obtain ownership of as much data as possible, and, in the alternative, to enter into long-term data supply agreements with the data owners that remain essential to its business.

     The owners of the marketing lists maintained by the Company could decide to remove their lists from the Company's possession, and if a substantial number of lists were removed, a material adverse impact upon the Company's operations could result. However, management believes that any such actions are unlikely in that the value of the lists is enhanced through manipulation by the Company's software and through combination with other lists. Further, management believes that the Company's acquisition of Direct Media/DMI, Inc. further solidified the Company's relationship with many list owners. Historically, only a few list owners utilizing the Company's services have removed their lists.

     Effects of Short-Term Contracts

     While approximately 54% of the Company's total revenue is currently derived from long-term (over three years) customer contracts, the remainder is not. With respect to that portion of the business which is not under long-term contract, revenues are less predictable, and the Company must consequently engage in continual sales efforts to maintain its revenue stability and future growth. Management has emphasized the importance of securing as much revenue as possible under long-term contracts, having increased the percentage from 9% to 54% over the past six years.

     Technology Challenges

     Maintaining technological competitiveness in its data products, processing functionality, software systems and services is key to the Company's continued success. The Company's ability to continually improve its current processes and to develop and introduce new products and services is essential in order to meet its competitors' technological developments and the increasingly sophisticated requirements of its customers. If the Company failed to do so, its business could be materially adversely affected.

     Year 2000 Issue

     The "Year 2000 Issue" is the result of computer programs being written using two digits, rather than four, to define an applicable year. Any of the Company's computer programs that have date-sensitive software may recognize a date using "00" as the year 1900, rather than the year 2000. This could result in a system failure or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process or transmit data, or engage in normal business activities. The Company, like most owners of computer software, has assessed and is in the process of modifying, where needed, its computer applications to ensure they will function properly in the year 2000 and beyond. The Company has been replacing or renovating the systems and applications where necessary, using both internal staff and external consultants. In addition, the Company has initiated formal communications with all of its significant suppliers and large customers to determine the extent to which the Company is vulnerable to a failure by such a third party to adequately address its own Year 2000 Issue.

     The Company is currently operating under an internal deadline to ensure all of its computer applications are "year 2000 ready" by December 31, 1998. The Company currently believes that with modifications to existing software and conversions to new software, the Year 2000 Issue can be mitigated. But the systems of vendors on which the Company's systems rely may not be converted in a timely fashion, or a vendor may fail to convert its software or may implement a conversion that is incompatible with the Company's systems, which would have a material adverse impact on the Company.

     The cost of the project is estimated to be between $3 million and $5.5 million. These costs are based on management's best estimates, which are derived utilizing numerous assumptions of future events. Still, there can be no guarantee that these estimates will be achieved and the actual results could differ materially from those plans. However, the financial impact to the Company has not been, and is not expected to be, material to its financial position or results of operations in any given fiscal year.

     Loss of Data Center Capacity or Interruption of Telecommunications Links

     The Company's success is dependent upon its ability to protect its various data centers against damage from fire, power loss, telecommunications failure or other disasters. The on-line services provided by the Company are dependent on links to telecommunications servers. Management has taken reasonable precautions to protect its data centers and telecommunications links from events that could interrupt the Company's operations. Any damage to the Company's data centers or any failure of the Company's telecommunication links that causes interruptions in the Company's operations could have a material adverse effect on the Company's business.

     Acquisitions

     The Company's growth strategy currently includes growth through acquisitions. While management believes that the Company has been reasonably successful implementing this strategy during the past three years, there is no certainty that future acquisitions will be consummated on acceptable terms or that any acquired assets, data or businesses will be successfully integrated into the Company's operations.

     Postal Rate Increases

     The direct marketing industry has been negatively impacted from time to time during past years by postal rate increases. The most recent postal rate increase, which became effective in January 1995, and any future increases will, in the Company's opinion, force direct mailers to mail fewer pieces and to target their prospects more carefully. Through its software products and data processing services, the Company has the capability to assist its direct marketing customers to target their mailings to consumers who are most likely to favorably respond, thereby meeting its customers' increasing need to market more effectively. The Company experienced no significant negative financial impact as a result of the most recent postal rate increase, but there is no assurance that future postal increases will have no impact upon the Company.

     Litigation

     Revenues could be materially adversely affected if the Company became involved in litigation in which the Company was unsuccessful in its cause of action or defense of a cause of action, or if the Company's insurance carrier were to deny coverage with respect to a legal proceeding. In addition, adverse publicity surrounding litigation could materially affect the Company.

     Other Factors

     Revenues could be materially adversely affected if the Company failed to be competitive within its industry. In addition, the expenses associated with acquiring data, and the timing of acquisitions and the costs and expenses associated therewith, might also affect operating results. A downturn in the general economic conditions in the primary marketplaces served by the Company could also have a material adverse effect upon the Company's business.

Employees

     The Company employs approximately 3,600 employees ("associates") worldwide. With the exception of approximately 45 associates who are engaged in lettershop and fulfillment activities at the Company's Skokie, Illinois facility, none of the Company's associates are represented by a labor union or are the subject of a collective bargaining agreement. The Company has never experienced a work stoppage and believes that its employee relations are good.

Item 2.  Properties

     The following table sets forth the location, ownership and general use of the principal properties of the Company.

     Location                        Held                      Use

Acxiom Corporation:
  Conway, Arkansas           Five facilities held      Principal executive
                             in fee; one facility      offices; customer
                             secures a $3,719,000      service facilities and
                             encumbrance               computer equipment space

  Little Rock, Arkansas      Lease                     Customer service
                                                       facilities; office space

Acxiom CDC, Inc.:
  Chicago, Illinois          Lease                     Office and computer
                                                       equipment space

Acxiom/Direct Media, Inc.:
  Greenwich, Connecticut     Lease                     Office space; customer
                                                       service facility

Acxiom Great Lakes Data
Center, Inc.:
  Southfield, Michigan       Lease                     Office and computer
                                                       equipment space

Acxiom SDC, Inc.
(d/b/a Buckley Dement,
an Acxiom Company):
  Skokie, Illinois           Lease                     Office and computer
                                                       equipment space;
                                                       warehouse and letter shop
                                                       space

Acxiom Limited (formerly
known as Acxiom U.K., Ltd.):
  (a)  London, England       Lease                     Office space; customer
                                                       service facility

  (b)  Sunderland, England   Held in fee               Office space; computer
                                                       equipment and warehouse
                                                       space
DataQuick Information
Systems (d/b/a Acxiom/Data
Products Group):
  San Diego, California      Lease                     Office space; customer
                                                       service facility

     The Company's headquarters are presently located in Conway, Arkansas. The Conway facilities also consist of office buildings and a data processing center. During fiscal year 1999, construction is expected to be completed on the Company's new headquarters in Little Rock, Arkansas. The Company also expects to complete the construction of a new customer service facility in Little Rock, Arkansas prior to the end of fiscal year 1999.

     Pursuant to its data center management agreement with Trans Union discussed above under Item 1, the Company leases office and computer equipment space at Trans Union's corporate headquarters in Chicago, Illinois.

     Pursuant to its data center management agreement with Polk discussed above under Item 1, the Company leases office and computer equipment space in Southfield, Michigan. In addition, the Company leases office space in Cincinnati, Ohio and Denver, Colorado in connection with the services the Company provides to Polk.

     As a result of the Company's acquisition of DataQuick Information Systems, the Company leases two facilities in San Diego, California. It also leases sales office space in Arizona, California, Nevada, Oregon, Utah and Washington.

     Due to the acquisition of Direct Media/DMI, Inc., the Company leases primary office and customer service space in Greenwich, Connecticut. In addition, the Company leases sales office space in California, Florida, Illinois, New Jersey, New York, Ohio, South Carolina, Canada, England, and the Netherlands.

     With the acquisition of Buckley Dement, the Company leases primary office and warehouse space in Skokie, Illinois. In addition, with respect to Buckley Dement and its affiliated company, KML, the Company leases sales office space in California, Georgia and New Jersey.

     In addition to the foregoing, pursuant to the Guideposts data processing agreement, Guideposts provides office and computer equipment space for the Company's use at Guideposts' corporate headquarters in Carmel, New York.

     The Company  also leases sales  offices in  California,  Illinois,  Kansas,
Massachusetts,   New  Jersey,  New  York,  North  Carolina,   Texas,   Virginia,
Washington, D.C. and Wisconsin.

     The Company's International Division's corporate and customer service operations in London, England are presently housed in two principal buildings, both of which are leased. The Company also leases a facility in Sunderland, England where data processing and fulfillment services operations are housed. The International Division also leases office space in Malaysia and France.

     During the most recent fiscal year, the Company sold a warehouse facility in Warminster, Pennsylvania, which it had previously used in connection with the operation of its mailing services division. The Company also completed the sale of a warehouse facility in Philadelphia.

     In general, the offices, customer service and data processing facilities of the Company are in good condition. Management believes that its facilities are suitable and adequate to meet the current needs of the Company. As such, management believes that, except for the Little Rock, Arkansas expansion noted above, no substantial additional properties will be required during fiscal 1999. A portion of the real property owned by the Company is pledged to secure notes payable.

Item 3.  Legal Proceedings

     Not applicable.

Item 4.  Submission of Matters to a Vote of Security Holders

     Not applicable.

                        EXECUTIVE OFFICERS OF THE COMPANY

     Each of the Company's executive officers, including position held, age, and year of initial appointment as an executive officer and business experience for the past five years, is listed below: Year Name Position Held Age Elected

Charles D. Morgan (a)     Chairman of the Board              55           1972
                          and President (Company Leader)

Rodger S. Kline (b)       Chief Operating Officer,           55           1975
Treasurer and Director

James T. Womble (c)       Division Leader and Director       55           1975

C. Alex Dietz (d)         Division Leader                    55           1979

Paul L. Zaffaroni (e)     Division Leader                    51           1990

Jerry C.D. Ellis (f)      Division Leader                    48           1991

Robert S. Bloom (g)       Chief Financial Officer            42           1992

------------------------------------

(a) Mr. Morgan joined the Company in 1972. He has been Chairman of the Board of Board of Directors since 1975, and serves as the Company's president
     (Company Leader). He was employed by IBM Corporation ("IBM") prior to joining the Company. Mr. Morgan holds a mechanical engineering degree from the University of Arkansas.

(b) Mr. Kline joined the Company in 1973. He has been a director since 1975, and serves as the Company's chief operating officer and treasurer. Prior to joining the Company, Mr. Kline was employed by IBM. Mr. Kline holds a degree in electrical engineering from the University of Arkansas.

(c) Mr. Womble joined the Company in 1974. He has been a director since 1975, 1975, and serves as one of the Company's four division leaders. Prior to joining the Company, Mr. Womble was employed by IBM. Mr. Womble holds a degree in civil engineering from the University of Arkansas.

(d) Mr. Dietz joined the Company in 1970 and served as a vice president until 1975. Between 1975 and 1979 he was an officer of a commercial bank responsible for data processing matters. Following his return to the Company in 1979, Mr. Dietz served as senior level officer of the Company and is presently one of the Company's four division leaders. Mr. Dietz holds a degree in electrical engineering from Tulane University.

(e) Mr. Zaffaroni joined the Company in 1990. He serves as one of the Company's four division leaders. Prior to joining the Company, he was employed by IBM for 21 years, most recently serving as regional sales manager. Mr. Zaffaroni holds a degree in marketing from Youngstown State University.

(f) Mr. Ellis joined the Company in 1991 as managing director of the Company's Company's U.K. operations. He serves as one of the Company's four division leaders. Prior to 1991, Mr. Ellis was employed for 22 years with IBM, serving most recently as assistant to the CEO of IBM's U.K. operations. Prior to that, Mr. Ellis served as branch manager of the IBM U.K. Public Sector division.

(g) Mr. Bloom joined the Company in 1992 as chief financial officer. Prior to joining the Company, he was employed for six years with Wilson Sporting Goods Co. as chief financial officer of its international division. Prior to his employment with Wilson, Mr. Bloom was employed by Arthur Andersen & Co. for nine years, serving most recently as manager. Mr. Bloom, a Certified Public Accountant, holds a degree in accounting from the University of Illinois.

     There are no family relationships among any of the Company's executive officers and/or directors.


                                     PART II

Item 5.  Market  for the  Registrant's  Common  Equity and  Related  Stockholder
         Matters

     The information required by this Item appears in the Company's Annual Report at p. 40, which information is incorporated herein by reference.

Item 6.  Selected Financial Data

     The information required by this Item appears in the Company's Annual Report at p. 16, which information is incorporated herein by reference.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

     The information required by this Item appears in the Company's Annual Report at pp. 18-23, which information is incorporated herein by reference.

Item 8.  Financial Statements and Supplementary Data

     The Financial Statements required by this Item appear in the Company's Annual Report at pp. 24-37, which information is incorporated herein by reference. The Financial Statement Schedule which constitutes the Supplementary Data required by this Item is attached hereto.

Item 9. Changes In and Disagreements With Accountants on Accounting and Financial Disclosure

     Not applicable.

                                    PART III

Item 10.  Directors and Executive Officers of the Registrant

     Pursuant to general instruction G(3) of the instructions to Form 10-K, information concerning the Company's executive officers is included under the caption "Executive Officers of the Company" at the end of Part I of this Report. The remaining information required by this Item appears under the caption "Election of Acxiom Directors" in the Company's 1998 Proxy Statement and under the caption "Section 16(a) Beneficial Ownership Reporting Compliance" in the Company's 1998 Proxy Statement, which information is incorporated herein by reference.

Item 11.  Executive Compensation

     The information required by this Item appears under the heading "Executive Compensation" in the Company's 1998 Proxy Statement, which information is incorporated herein by reference.

Item 12.  Security Ownership of Certain Beneficial Owners and Management

     The information required by this Item appears under the heading "Security Ownership of Certain Beneficial Owners and Management of Acxiom" in the Company's 1998 Proxy Statement, which information is incorporated herein by reference.

Item 13.  Certain Relationships and Transactions

     The information required by this Item appears under the heading "Certain Transactions" in the Company's 1998 Proxy Statement, which information is incorporated herein by reference.

                                     PART IV

Item 14.  Exhibits, Financial Statement Schedule and Reports on Form 8-K

     The following documents are filed as a part of this Report:

          1.   Financial Statements.

               The following consolidated financial statements of the registrant and its subsidiaries included on pages 24 through 37 of the Company's Annual Report and the Independent Auditors' Report on page 38 thereof are incorporated herein by reference. Page references are to page numbers in the Annual Report.

                                                                           Page

Consolidated Balance Sheets as of March 31, 1998 and 1997                   24

Consolidated Statements of Earnings for the years ended
March 31, 1998, 1997 and 1996                                               25

Consolidated Statements of  Stockholders' Equity for the
years ended March 31, 1998, 1997 and 1996                                  26-27

Consolidated Statements of Cash Flows for the years ended
March 31, 1998, 1997 and 1996                                               28

Notes to the Consolidated Financial Statements                             29-37

Independent Auditors' Report                                                38

          2.   Financial Statement Schedule.

               The following additional information for the years 1998, 1997 and 1996 is submitted herewith and appears on the two pages immediately preceding the signature page of this Report on Form 10-K.

Independent Auditors' Report

Schedule II - Valuation and Qualifying Accounts for the years ended March 31, 1998, 1997 and 1996

               All other schedules are omitted because they are not applicable or not required or because the required information is included in the consolidated financial statements or notes thereto.

          3.   Exhibits and Executive Compensation Plans.

               The following exhibits are filed with this Report or are incorporated by reference to previously filed material.

Exhibit No.

3(a)     Amended and Restated  Certificate of Incorporation (previously filed as
         Exhibit 3(i) to the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 1996, Commission File No. 0-13163, and incorporated herein by reference)

3(b) Amended and Restated Bylaws (previously filed as Exhibit 3(b) to the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 1991, Commission File No. 0-13163, and incorporated herein by reference)

4 Rights Agreement dated January 28, 1998 between the Company and First Chicago Trust Company of New York, as Rights Agent, including the forms of Rights Certificate and of Election to Exercise, included in Exhibit A to the Rights Agreement and the form of Certificate of Designation and Terms of Participating Preferred Stock of the Company, included in Exhibit B to the Rights Agreement (previously filed as Exhibit 4.1 to the Company's Current Report on Form 8-K dated February 10, 1998, Commission File No.
         0-13163, and incorporated herein by reference)

10(a) Data Center Management Agreement dated July 27, 1992 between the Company and Trans Union Corporation (previously filed as Exhibit A to
         Schedule 13-D of Trans Union Corporation dated August 31, 1992, Commission File No. 5-36226, and incorporated herein by reference)

10(b) Agreement to Extend and Amend Data Center Management Agreement and to Amend Registration Rights Agreement dated August 31, 1994 (previously filed as Exhibit 10(b) to Form 10-K for the fiscal year ended March 31, 1995, as amended, Commission File No. 0-13163, and incorporated herein by reference)

10(c) Agreement for Professional Services dated November 23, 1992 between the Company and Allstate Insurance Company (previously filed as Exhibit 28 to Amendment No. 1 to the Company's Current Report on Form 8-K dated December 9, 1992, Commission File No. 0-13613, and incorporated herein by reference)

10(d)    Acxiom  Corporation  Deferred  Compensation  Plan (previously  filed as
         Exhibit 10(b) to the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 1990, Commission File No. 0-13163, and incorporated herein by reference)

10(e) Amended and Restated Key Associate Stock Option Plan of Acxiom Corporation (previously filed as Exhibit 10(e) to the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 1997, Commission File No. 0-13163, and incorporated herein by reference)

10(f)    Acxiom  Corporation  U.K.  Share  Option  Scheme  (previously  filed as
         Exhibit 10(f) to the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 1997, Commission File No. 0-13163, and incorporated herein by reference)

10(g)    Leadership Compensation Plan

10(h) Acxiom Corporation Non-Qualified Deferred Compensation Plan (previously filed as Exhibit 10(i) to the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 1996, Commission File No.
         0-13163, and incorporated herein by reference)

10(i) Asset Purchase Agreement dated April 1, 1996 between the Company and Direct Media/DMI, Inc. (previously filed as Exhibit 2 to the Company's Current Report on Form 8-K dated April 30, 1996, Commission File No. 0-13613, and incorporated herein by reference)

13       Portions of the Company's Annual Report

21       Subsidiaries of the Company

23       Consent of KPMG Peat Marwick LLP

24 Powers of Attorney for Robert S. Bloom, Dr. Ann H. Die, William T. Dillard II, Harry L. Gambill, Rodger S. Kline, Charles D. Morgan, Robert A. Pritzker, Walter V. Smiley and James T. Womble

27       Financial Data Schedule

     Listed  below  are  the  executive   compensation  plans  and  arrangements
currently  in effect  and which are  required  to be filed as  exhibits  to this
Report:

          - Amended and Restated Key Associate Stock Option Plan of Acxiom Corporation
          -    Acxiom Corporation U.K. Share Option Scheme
          -    Leadership Compensation Plan
          -    Acxiom Corporation Deferred Compensation Plan*
          -    Acxiom Non-Qualified Deferred Compensation Plan

-------------------------------

*    To date, only one grant has been made, in 1990.

     4.   Reports on Form 8-K.

     A report was filed on February 10, 1998, which reported the Company's adoption of a shareholder rights plan.

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
Acxiom Corporation

Under date of May 8, 1998, we reported on the consolidated balance sheets of Acxiom Corporation and subsidiaries as of March 31, 1998 and 1997, and the related consolidated statements of earnings, stockholders' equity and cash flows for each of the years in the three-year period ended March 31, 1998, which are included in the 1998 annual report to shareholders. These consolidated financial statements and our report thereon are incorporated by reference in the annual report on Form 10-K for the year ended March 31, 1998. In connection with our audits of the aforementioned consolidated financial statements, we also audited the related financial statement schedule of valuation and qualifying accounts. This financial statement schedule is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement schedule based on our audits.

In our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

Little Rock, Arkansas
May 8, 1998

                                                                    Schedule II

                       ACXIOM CORPORATION AND SUBSIDIARIES

                        Valuation and Qualifying Accounts

                    Years ended March 31, 1998, 1997 and 1996

                                 (In thousands)

                         Additions
             Balance at  charged to     Other    Bad debts    Bad      Balance
             beginning   costs and    additions   written    debts     at end
             of period   expenses      (note)       off    recovered  of period

1998:
  Allowance
  for
  doubtful
  accounts,
  returns
  and
  credits     $ 4,333      3,090        224        4,744      397       3,300
                =====      =====        ===        =====      ===       =====

1997:
  Allowance
  for
  doubtful
  accounts,
  returns
  and
  credits     $ 1,880      4,399      4,800        7,044      298       4,333
                =====      =====      =====        =====      ===       =====

1996:
  Allowance
  for
  doubtful
  accounts,
  returns
  and
  credits     $ 2,143        150        131          726      182       1,880
                =====        ===        ===          ===      ===       =====

Note - Other additions in 1998 represent the valuation accounts acquired in the Multinational and STW acquisitions. Other additions in 1997 represent the valuation accounts acquired in the Pro CD and DMI acquisitions. Other additions in 1996 represent the valuation accounts acquired in the Generator and DataQuick acquisitions.

                                   SIGNATURES

     Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned.

                                         ACXIOM CORPORATION


Date:  June 23, 1998                     By: /s/ Catherine L. Hughes
                                            ------------------------------------
                                            Catherine L. Hughes
                                            Secretary

     Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the registrant and in the capacities and as of the dates indicated.

Signature

Robert S. Bloom*                Chief Financial Officer           June 23, 1998
---------------------------     (Principal accounting officer)
   Robert S. Bloom

Dr. Ann H. Die*                 Director                          June 23, 1998
---------------------------
   Dr. Ann H. Die

William T. Dillard II*          Director                          June 23, 1998
---------------------------
    William T. Dillard II

Harry C. Gambill*               Director                          June 23, 1998
    Harry C. Gambill

Rodger S. Kline*                Chief Operating Officer,          June 23, 1998
---------------------------     Treasurer and Director
    Rodger S. Kline             (Principal financial officer)

Charles D. Morgan*              Chairman of the Board and         June 23, 1998
--------------------            President (Company Leader)
    Charles D. Morgan           (Principal executive officer)

Robert A. Pritzker*             Director                          June 23, 1998
    Robert A. Pritzker

Walter V. Smiley*               Director                          June 23, 1998
    Walter V. Smiley

James T. Womble*                Division Leader and Director      June 23, 1998
--------------------
    James T. Womble


*By:  /s/ Catherine L. Hughes
    -----------------------------------
     Catherine L. Hughes
     Attorney-in-Fact

                                 EXHIBIT INDEX

                              Exhibits to Form 10-K

Exhibit
  No.                                   Exhibit

3(a)     Amended and Restated  Certificate of Incorporation (previously filed as
         Exhibit 3(i) to the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 1996, Commission File No. 0-13163, and incorporated herein by reference)

3(b) Amended and Restated Bylaws (previously filed as Exhibit 3(b) to the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 1991, Commission File No. 0-13163, and incorporated herein by reference)

4 Rights Agreement dated January 28, 1998 between the Company and First Chicago Trust Company of New York, as Rights Agent, including the forms of Rights Certificate and of Election to Exercise, included in Exhibit A to the Rights Agreement and the form of Certificate of Designation and Terms of Participating Preferred Stock of the Company, included in Exhibit B to the Rights Agreement (previously filed as Exhibit 4.1 to the Company's Current Report on Form 8-K dated February 10, 1998, Commission File No.
         0-13163, and incorporated herein by reference)

10(a) Data Center Management Agreement dated July 27, 1992 between the Company and Trans Union Corporation (previously filed as Exhibit A to
         Schedule 13-D of Trans Union Corporation dated August 31, 1992, Commission File No. 5-36226, and incorporated herein by reference)

10(b) Agreement to Extend and Amend Data Center Management Agreement and to Amend Registration Rights Agreement dated August 31, 1994 (previously filed as Exhibit 10(b) to Form 10-K for the fiscal year ended March 31, 1995, as amended, Commission File No. 0-13163, and incorporated herein by reference)

10(c) Agreement for Professional Services dated November 23, 1992 between the Company and Allstate Insurance Company (previously filed as Exhibit 28 to Amendment No. 1 to the Company's Current Report on Form 8-K dated December 9, 1992, Commission File No. 0-13613, and incorporated herein by reference)

10(d)    Acxiom  Corporation  Deferred  Compensation  Plan (previously  filed as
         Exhibit 10(b) to the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 1990, Commission File No. 0-13163, and incorporated herein by reference)

10(e) Amended and Restated Key Associate Stock Option Plan of Acxiom Corporation (previously filed as Exhibit 10(e) to the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 1997, Commission File No. 0-13163, and incorporated herein by reference)

10(f)    Acxiom  Corporation  U.K.  Share  Option  Scheme  (previously  filed as
         Exhibit 10(f) to the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 1997, Commission File No. 0-13163, and incorporated herein by reference)

10(g)    Leadership Compensation Plan

10(h) Acxiom Corporation Non-Qualified Deferred Compensation Plan (previously filed as Exhibit 10(i) to the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 1996, Commission File No.
         0-13163, and incorporated herein by reference)

10(i) Asset Purchase Agreement dated April 1, 1996 between the Company and Direct Media/DMI, Inc. (previously filed as Exhibit 2 to the Company's Current Report on Form 8-K dated April 30, 1996, Commission File No. 0-13613, and incorporated herein by reference)

13       Portions of the Company's Annual Report

21       Subsidiaries of the Company

23       Consent of KPMG Peat Marwick LLP

24 Powers of Attorney for Robert S. Bloom, Dr. Ann H. Die, William T. Dillard II, Harry L. Gambill, Rodger S. Kline, Charles D. Morgan, Robert A. Pritzker, Walter V. Smiley and James T. Womble

27       Financial Data Schedule

EXHIBIT 10(g)

                   GENERAL DESCRIPTION OF THE LEADERSHIP TEAM
                                COMPENSATION PLAN

OBJECTIVE

-    The objective of the Leadership  Team  compensation  plan is to implement a
     pay  plan  which  will   reflect  the  leader's   responsibility,   provide
     compensation that is both equitable and competitive, and which will:

     -    Align the leader's interests with shareholder/investor's interest.

     -    Motivate leaders to achieve the highest level of performance.

     - Retain key leaders by linking leadership team compensation to company performance.

     -    Attract the best leaders through competitive, growth-oriented plans.

     - Enable sharing of growth & success between associates, leaders and shareholders.

PLAN PROVISIONS

Eligibility of Participants

- For purposes of the Leadership Team Compensation plan, eligible associates will include Division leaders, Group leaders, Business Unit leaders, Sales leaders, Business Development leaders, Industry Application Development leaders, Finance and Accounting leaders Organizational Development leaders, and Corporate Office leaders.

COMPONENTS AND PLAN STRUCTURE

-    The components of the Leadership Team Compensation Plan are as follows:

     -    Base salary (not at risk)
     -    Base salary (at risk)
     -    Long-term incentive (stock options)
     -    Retention/Recruiting Bonus (Special Situations Only)

- Exhibit 1 of this document reflects the above components for the 5 levels of the Leadership Team Compensation Plan. In addition, it reflects the Business Development / Sales Leadership plan.

-    Each level of the plan has the following:

     -    Base salary ranges (lower and upper)

     - Plan structure (reflecting percentage guideline ranges for each plan component to total compensation as well as number of years for which options are granted under the long-term incentive component of the plan)

- Each leader is slotted into one of the five levels based on their experience, scope of responsibility and past performance. The individual to whom the leader reports is responsible for managing their respective slotting. Division leaders must approve all level 3 slottings. Additionally, Division leaders must approve all slottings of individuals on the Business Development / Sales Leadership compensation plan. The Company leader must approve all slottings of levels 4 and 5.

- Leaders slotted in the Business Development / Sales Leadership plan must be a senior level business development / sales leader responsible for:

     - developing new business and relationships at senior executive levels of customers and prospects, or

     - providing leadership to two or more sales associates for a Group or Division. Providing leadership means assigning quotas and territories, conducting regular reviews of salesperson's call activity, hiring, terminations, preparing skill development plans, performance reviews, coaching, mentoring and overseeing the overall sales process for the area.

BASE SALARY (NOT AT RISK)

- Guidelines have been established to award Base salary increases for salaries that are "within range," "in excess of range" and "below range."

-    The percentage increase guidelines are revised/validated annually.

- Base salaries for Business Development/Sales leaders will be established and managed using the Level 2 salary ranges.

BASE SALARY (AT RISK)

General

- The base salary at risk (referred to as at risk throughout the remainder of this document) amount for the full fiscal year is determined by the company leadership as shown below and is based on the eligible associate's base salary as of May. No adjustment is made to at risk amounts during the plan year unless the leader moves from one plan level to another or is assigned a different job which warrants a change. In the event there is a change in the at-risk, it will be prorated based on the date of the change.

            Leader                             Approval of At Risk

            CLT and Group Leaders              Company Leader
            All Other Leaders                  Division Leaders

- Eligible associates must be employed on the date of the actual payment to receive payment for the quarterly and/or year-end at risk. The at risk for eligible associates who joined the Leadership Team after the beginning of the quarter will be pro-rated based on hire date. Additionally, the year-end at risk amount will be prorated in the same manner.

At risk targets

- At risk will be based on the change in EVA attained with an EPS gate. (With the exception of the commission/specific objective component of the Business Development/Sales Leadership plans. See page 5 - Commission/ specific objective at risk targets.)

EVA Incentive Principles

-    Target Incentive
          Competitive total compensation opportunity

-    Expected EVA Improvement
          Performance standard to achieve the company "target EVA" (and to meet the market's expectation of EVA improvement required to support the price of the Company's stock.)

-    Sharing of EVA Improvement Above/Below Expected
          Associates and shareholders share risks and rewards

-    Incentive Bank
         Cumulative performance and incentive linked

Target Incentives and Expected EVA Improvement

-    Achievement of Expected EVA Improvement results in Target Incentive Pool

Sharing of Incremental EVA Results

-    Sharing of incremental EVA (above/below "Expected") is constant
-    50% of every $1 of EVA above expected is added to incentive pool.
- 50% of every $1 of EVA below expected is subtracted from incentive pool (EVA improvement can be below zero.)
-    Associates/leaders share in all risks and rewards (no caps or floors)

Incentive Bank Principles

-    Incentive Pool for current year "deposited" into incentive bank
-    Bank balance distributed:
- 100% up to "target" incentive - (Note - it is the intent of the plan to distribute 33% of the bank balance above the achieved target incentive under normal circumstances. However, the actual % distribution is determined by the Compensation Committee of the Company based on analyzing the achieved results for the year. The Committee may adjust this percentage based on special circumstances and may elect to not distribute any of this remaining bank balance and to carry all of it forward into the next year.)
-    Up to 33% above "target" incentive
-    Remaining bank balance reserved against future performance
-    "Negative" bank balance "repaid" before future incentives are paid

Incentive Funding (EPS Gates)

-    Incentive attainment determined based on EVA achievement

-    Incentive funding subject to pro rata reduction if EPS Gate is not achieved

- Bank "deposits" equal to Incentive Attained Times Funding Factor. (Funding factor equals Incentives funded divided by Incentives Attained.)

-    Existing bank balances also subject to forfeiture to satisfy EPS Gate.

     Common fate at risk target breakdown

                                      Group Leaders    Revenue       Shared
              Corporate    Division       OD/FA         Unit        Services
               Office      Leaders      Leaders**      Leaders    Unit Leaders
--------------------------------------------------------------------------------
Common          100%         60%           50%           25%           75%
Fate          Co. EVA      Co. EVA       Co. EVA       Co. EVA       Co. EVA
--------------------------------------------------------------------------------
Unit             0%          40%           25%           75%*          25%
Performance                Div EVA      Div. EVA                    Bus. Plan

                                           25%        (25% Div
                                        Group EVA       EVA)*

                                                      (25% Group
                                                        EVA)*

                                                      (25% Unit
                                                        EVA)*

* These are the default percentages unless the corporate office approves a different documented plan. Differences should be submitted to the corporate office by the Division leader by July 11 and by October 31 for mid-year revisions.

**  Organizational   Development  and   Finance/Accounting   Leaders'  at   risk
percentages will be 50% Company EVA and 50% Division EVA.

     Note:  All at risk  payments are subject to EPS gate (with the exception of
     the    commissions/specific    objective    portion    of   the    Business
     Development/Sales Leadership plan)

Commission/specific objective at risk targets

-    These targets apply only to Business Development/Sales Leadership plan.

- The commission/specific objective portion of at risk under this plan is based on revenue and/or EVA percentage of quota attainment for the territories assigned to the business development/sales leader. It is the responsibility of the individual's Division and/or Group Leader to establish these targets.

- The commission/specific objective portion will be funded by the Unit, Group or Division and is not subject to the EPS gate as is the common fate portion of at risk. Budgets and EVA targets will not be adjusted for additional commission expense due to these plans.

-    All commissions are calculated on a YTD, cumulative basis.

- The plan provisions and quota assigned may be changed at any time by the Division Leader.

- The Division Leader may choose not to accept additional business when resources are not available to process the work. It is the sales leader's responsibility to make certain that the work will be accepted before customer commitments are made.

Divisions and Units (Except Data Products Division):

- The Division, Group and unit EVA is the controllable EVA for a Division and revenue Group/Unit which includes the direct revenue and expenses for the unit(s) less appropriate charges for data center consumption, application software and facilities as determined by the ABM system. Also included will be a charge for the cost of capital including accounts receivable, data center equipment, workstation/LAN and facilities. The target for your Group/Unit EVA will be negotiated with your Division Leader.

Data Products Division - Groups/Units:

- Product Line EVA targets and attainment must be certified by the corporate office.

Shared Services Units:

- The business plan target component for Shared Services is to maintain your expenses at or below your current fiscal year budget.

EPS Gate Target

-    The EPS target for fiscal 1999 is $.75 per share.

- All common fate at risk payments are subject to first achieving Acxiom's EPS targets.

Over Achievement

- Above the funding at targeted EVA, 50% of all Incremental EVA will be added to Incentive Funding with no gate calculation. Above target funds will be added to the respective incentive banks and up to 1/3 will be paid at the end of the fiscal year and the remainder will be banked for future payment (subject to the sustained business performance of Acxiom Corporation).

- The over achievement EVA will be funded at the corporate level and distributed to the Divisions, Groups and Units that over achieved their respective EVA targets.

Method of payment:

- It is Acxiom's intention to pay at risk in cash. However, from time to time the Company Leadership Team (CLT), may elect to pay at risk in stock options if conditions of the business justify it. In the event this decision is made, the CLT will make every effort to notify the Leadership Team members within 5 business days of the decision being finalized. If at risk is paid in stock options in lieu of cash, the Black-Scholes model will be used to calculate the option value and number of options.

-    Payments will be made quarterly based on attainment of financial objectives
     up  to  your  target   incentive  and  subject  to  the  EPS  funding  gate
     calculation, as follows:

     First Quarter - 1/8th of total opportunity
     Second Quarter - 1/8th of total opportunity
     Third Quarter - 1/8th of total opportunity
     Fourth Quarter - 5/8th of total opportunity (1/8 for the 4th Quarter & 1/2 for the Annual Target)

- All over achievement incentive calculations will be deferred until the year end.

-    All payments will be made within 60 days of the end of the quarter.

-    All EVA and EPS gate calculations will be done on a year-to-date basis.

- For the first, second and third quarters, the objectives are equal to the Year-to-date financial targets as of the end of each respective quarter and are subject to the EPS gate calculation. The total Company EVA and EPS quarterly gate targets for FY '99 will be finalized after Business Planning has been completed.

LONG-TERM INCENTIVE

- For purposes of determination of the long-term incentive (LTI), eligible associates must be employed and be a member of the Leadership Team on the date the Board of Directors reviews the LTI grants for that year (May Board of Directors meeting). There is no provision for prorating partial years. These options fall under the Acxiom stock option plan and will be subject to all standard provisions.

- The long-term incentive will be in the form of stock options and other performance vehicles as necessary. The current year vehicle will be stock options.

-    Stock options will be awarded under three categories:

          Category A - Fair market value at date of grant
          Category B - 50% above fair market value
          Category C - 100% above fair market value

- Using the Black-Scholes stock options pricing model, the mix of options to be awarded as an approximate percentage of the total long-term incentive are:

          Category A - 50% of total long-term incentive
          Category B - 25% of total long-term incentive
          Category C - 25% of total long-term incentive

- Under the long-term incentive plan, participants will be awarded a grant of stock options on a cycle corresponding to the level of compensation plan to which the leader has been assigned. Multi-year grants are awarded for levels 3 through 5.

- In the event a leader is assigned a level with multi-year grants, they will be awarded the number of years of options necessary to put them on the same cycle as all other leaders on that level.

- Stock options awarded will vest equally on each of the nine anniversary dates following the date of grant. Stock options may not be exercisable later than fifteen years after their date of grant.

- Stock options may also be granted at the October Board Meeting. The October options include new Leadership Team members as well as adjustments for those moving from one level to another.

- It is the current intent of the Board of Directors to continue this plan (or a similar plan) in future years. The Board of Directors reserves the right to modify or cancel this plan in future years for any reason at its sole discretion.

RETENTION/RECRUITING BONUS

Retention Bonus:

A Retention Bonus for key Senior Leaders who we are at risk of losing is being added to the plan this year. Each Retention Bonus Plan for a Senior Leader must by approved by Charles Morgan and Rodger Kline.

Retention Bonus Plan Provisions:

     In addition to standard At Risk plan
     Up to 25% of base salary  (determined by Division Leader,  Rodger Kline and
          Charles Morgan)
     To be paid at same time as at risk  payments
     Not subject to Corporate gate
     Based on achieving predetermined, documented, individual objectives Distribution amounts to be determined by Division Leader

Recruiting Bonus:

In order to recruit key leaders, it may be necessary to pay a one-time recruiting bonus.

     In addition to standard At Risk plan
     Up to 25% of base salary  (determined by Division Leader,  Rodger Kline and
         Charles  Morgan)
     To be paid upon hiring
     Not subject to Corporate gate


PLAN MODIFICATIONS

Any modification to the standard plan described in this document must be approved in advance by Rodger Kline.


                        EVA                                   EVA
                     (in 000's)    EPS                     (in 000's)    EPS
                     -----------------                     -----------------
     First Quarter      ($)       $.11    Third Quarter        $        $.24

     Second Quarter      $        $.18    Fourth Quarter       $        $.22
                                                               -        ----

                                              TOTALS           $        $.75
                                                               =        ====

EXHIBIT 13

(This page and the following seven (7) pages correspond to pages 16-23 of the Company's Annual Report.)

Selected Financial Data

Years Ended March 31,             1998      1997      1996      1995      1994
------------------------------   -------   -------   -------   -------   -------
Earnings Statement Data:
  Revenue                      $ 465,065   402,016   269,902   202,448   151,669
  Net Earnings                 $  35,597    27,512    18,223    12,405     8,397
  Basic earnings per share     $     .68       .54       .39       .29       .20
  Diluted earnings per share   $     .60       .47       .35       .27       .19
==============================   =======   =======   =======   =======   =======

March 31,                         1998      1997      1996      1995       1994
------------------------------   -------   -------   -------   -------   -------
Balance Sheet Data:
  Current assets               $ 114,552    87,472    54,014    43,517    35,857
  Current liabilities          $  68,300    39,127    31,159    24,964    12,895
  Total assets                 $ 394,310   299,668   194,049   148,170   123,378
  Long-term debt, excluding
    current installments       $  99,917    87,120    26,885    18,219    34,992
  Redeemable common stock      $       -         -         -         -     7,692
  Stockholders' equity         $ 200,128   156,097   122,741    97,177    61,896
==============================   =======   =======   =======   =======   =======

(In thousands, except per share data. Per share data are restated to reflect 2-for-1 stock splits in fiscal 1997 and 1995.)

The following table is submitted in lieu of the required graphs:

YEAR                              1994      1995      1996      1997      1998
------------------------          -----     -----     -----     -----     -----
Revenue (Dollars in Millions)    $151.7    $202.4    $269.9    $402.0    $465.1
Diluted Earnings Per Share
  (In Dollars)                    $0.19     $0.27     $0.35     $0.47     $0.60
Stock Price (In Dollars) at
  March 31                        $5.19     $8.38    $11.94    $14.38    $25.63
Pretax Margin (In Percent)         8.9%      9.9%     10.9%     11.0%     12.1%
Return on Equity (In Percent)     13.2%     15.3%     16.5%     20.3%     20.4%
Earnings Before Interest,
  Taxes, Depreciation and
  Amortization ("EBITDA")
  (Dollars in Millions)           $35.6     $42.0     $52.9     $81.2    $103.2

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations
In fiscal 1998, the Company recorded the highest annual revenues, earnings, and earnings per share in its history.
     The following table shows the Company's revenue by division for each of the years in the three-year period ended March 31, 1998 (dollars in millions):

                                                            1997 to   1996 to
                            1998       1997       1996       1998      1997
                            -----      -----      -----      ----      ----
Services Division          $152.5     $129.5     $105.2      +18%      +23%
Alliances Division          146.7      129.0       89.0      +14       +45
Data Products Division      132.3      115.3       58.0      +15       +99
International Division       33.6       28.2       17.7      +19       +59
                            -----      -----      -----      ----      ----
                           $465.1     $402.0     $269.9      +16%      +49%

     Consolidated revenue was a record $465.1 million in 1998, up 16% from 1997. Adjusting for Trans Union pass-through revenue recorded last year and the Pro CD retail business which was sold in 1998, the increase for 1998 was 22%. For 1997, revenue grew 49%, reflecting 29% due to internal growth and 20% resulting from the Pro CD and DMI acquisitions which were completed at the beginning of 1997.
     Services Division revenue increased 18% for 1998, after increasing 23% in 1997. Business units with double-digit revenue increases from 1997 to 1998 included Retail, High Tech, Publishing, and Utilities, along with the business units serving Allstate, Citicorp, and IBM. The Services Division results also include revenue from the Buckley Dement acquisition for the second half of the year. These increases were partially offset by a decrease in the Telecommunications business unit revenue from the prior year resulting from the continued inability of the regional Bell operating companies to effectively compete in the long distance phone market. The revenue increase for the Services Division in fiscal 1997 is primarily due to growth in the Publishing, High Tech, and Retail business units, along with the business unit serving Allstate.
     Alliances Division revenue increased 14% from 1997 to 1998, following an increase of 45% from 1996 to 1997. However, after adjusting for a reduction in pass-through revenue recorded on the Trans Union marketing services agreement in 1997 of approximately $11 million, revenue actually increased by 24% in 1998. Financial services revenue jumped by 58% in 1998 reflecting the Company's success in delivering open data mart solutions to credit card marketers. Included in this revenue is the revenue for equipment and software sold in connection with these solutions. Trans Union revenue decreased when compared to 1997, but again adjusting for the pass-through revenue recorded last year, Trans Union revenue actually increased 19%, reflecting growth in the data center contract and revenue related to the marketing services agreement. Growth in other Alliances Division business units was offset by lower revenue from the Polk business unit due to a software sale in 1997. The revenue increase for the Alliances Division in 1997 reflects growth in credit card processing revenues of 31% and incremental revenues from the outsourcing contract with Polk, which was still ramping up in 1996.
     Data Products Division revenue increased 15% in 1998 after almost doubling in 1997. Pro CD revenue decreased by $6.6 million in 1998 reflecting the sale of the retail and direct marketing side of the business to American Business Information, Inc. ("ABI") in August 1997 which offset growth in the corporate side of the business. Gains were also reported by other Data Products business units including Acxiom Data Group (InfoBase), up 50%, DataQuick, up 21%, and DMI, up 14%. The increase in revenue in 1997 is due primarily to the DMI and Pro CD acquisitions which were completed at the beginning of fiscal 1997.
     The International Division recorded revenue increases of 19% and 59% for 1998 and 1997, respectively. The increases in 1998 and 1997 were attributable to an increase in the level of fulfillment activity and increases in database services.

     The following table shows the Company's revenue distribution by customer industry for each of the years in the three-year period ended March 31, 1998 (dollars in millions):

                                                            1997 to   1996 to
                            1998       1997       1996       1998      1997
                            -----      -----      -----      ----      ----
Direct Marketing           $155.5     $136.9     $ 72.1      +14%      +90%
Financial Services          113.8       80.4       72.0      +42       +12
Insurance                    92.0       81.2       67.1      +13       +21
Information &
  Communication Services     77.3       81.1       42.1      - 5       +93
Media/Publishing             26.5       22.4       16.6      +18       +35
                            -----      -----      -----      ----      ----
                           $465.1     $402.0     $269.9      +16%      +49%

The 1998 growth was led by the financial services sector as a result of strength in credit card-related revenue. Direct marketing and information & communication services growth was mitigated by the Trans Union pass-through revenue and the sale of the Pro CD retail and direct marketing business noted earlier. The 1997 growth was impacted favorably by the acquisitions of DMI and Pro CD at the beginning of the year.
     The following table presents operating expenses for each of the years in the three-year period ended March 31, 1998 (dollars in millions):

                                                            1997 to   1996 to
                            1998       1997       1996       1998      1997
                            -----      -----      -----      ----      ----
Salaries and benefits      $173.9     $145.0     $ 98.1      +20%      +48%
Computer, communications
  and other equipment        60.9       58.6       41.0      + 4       +43
Data costs                   86.5       76.3       63.4      +13       +20
Other operating costs
  and expenses               84.3       72.8       36.7      +16       +98
                            -----      -----      -----      ----      ----
                           $405.6     $352.7     $239.2      +15%      +47%

Salaries and benefits increased from 1997 to 1998 by 20% principally due to increased headcount to support the growth of the business and merit increases, combined with increases in incentive compensation and the impact of acquisitions during the year. Salaries and benefits increased from 1996 to 1997 by 48% due primarily to the acquisitions of DMI and Pro CD. After adjusting for the acquisitions, the resulting 20% growth primarily reflects increased headcount to support the growth of the business.
     Computer, communications and other equipment costs rose 4% from 1997 to 1998. The increase reflects depreciation on capital expenditures made to accommodate business growth, mostly offset by the effect of the Trans Union pass-through expenses recorded in the prior year. Computer, communications and other equipment costs increased 43% in 1997. After adjusting for the acquisitions of Pro CD and DMI and the pass-through expenses, computer costs increased 15% due primarily to additional depreciation and other equipment costs related to increases in data center equipment to support the growth of the business, including the Polk outsourcing contract.
     Data costs grew 13% in 1998 and 20% in 1997. In both years, the primary reason for the increase was the growth in revenues under the Allstate contract.

     Other operating costs and expenses increased 16% in 1998. The increase is primarily attributable to acquisitions, the server sales by the Alliances Division noted above, an increase in bad debt expense, and volume-related increases, reduced by the impact of the sale of the Pro CD retail and direct marketing business. For 1997, other operating costs and expenses increased 98%. After adjusting for the impact of the DMI and Pro CD acquisitions and the ramp-up of the Polk contract, the increase was 24% reflecting increased costs necessary to support increased revenues.
     Software and research and development spending was $23.3 million in 1998 compared to $17.2 million in 1997 and 10.4 million in 1996.
     Income from operations in 1998 was a record $59.4 million, an increase of 21% over 1997. Income from operations in 1997 reflected an increase of 61% over 1996. The operating margin in 1998 was 12.8%, compared to 12.3% in 1997 and 11.4% in 1996.
     Interest expense increased by over $2 million in both 1998 and 1997 due primarily to increased average debt levels each year.
     Other, net for 1998 includes $1.0 million in gains on the disposals of the Pro CD retail and direct marketing business compared with a $2.6 million charge in 1997 due to a write-off related to the sale of an Acxiom Mailing Services facility. Other, net in 1998 also includes interest income on noncurrent receivables of $1.9 million compared with interest income of $0.5 million in 1997.
     The Company's effective tax rate was 37.0%, 37.5%, and 38.0% for 1998, 1997, and 1996, respectively. In each year, the effective rate exceeded the U.S. statutory rate primarily because of state income taxes, partially offset by research and experimentation tax credits.
     Net earnings were a record $35.6 million in 1998, an increase of 29% from 1997, after increasing 51% from 1996 to 1997. Basic earnings per share increased 26% to $0.68 in 1998 after increasing 38% in 1997. Diluted earnings per share were $0.60, up 28% from 1997, after increasing 34% in 1997.

Capitol Resources and Liquidity
Working capital at March 31, 1998 totaled $46.3 million compared to $48.3 million a year previously. At March 31, 1998, the Company had available credit lines of $119.9 million of which $36.4 million was outstanding. The Company has renewed and expanded the revolving credit agreement which now allows for revolving loans and letters of credit of up to $125 million. The Company has been allowed by the holders of the $25 million convertible note payable to reduce the amount of the letter of credit which collateralizes the convertible note to $6.6 million, which increases the Company's available credit line under the revolving credit agreement to $118.4 million. The Company also has a short-term unsecured credit agreement in the amount of $1.5 million. The Company's debt-to-capital ratio (capital defined as long-term debt plus stockholders' equity) was 33% at March 31, 1998 compared to 36% at March 31, 1997. Total stockholders' equity increased 28% to $200.1 million at March 31, 1998.
     Cash provided by operating activities was $64.2 million for 1998 compared to $35.1 million in 1997 and $39.3 million in 1996. Earnings before interest, taxes, depreciation, and amortization ("EBITDA") increased by 27% in 1998 after increasing 54% in 1997. The resulting operating cash flow was reduced by $24.7 million in 1998 and $41.1 million in 1997 due to the net change in operating assets and liabilities. The change primarily reflects higher current and noncurrent receivables, offset in 1998 by higher accounts payable and accrued liabilities resulting from the growth of the business and advances from customers.
     Investing activities used $78.7 million in 1998, $64.1 million in 1997, and $46.9 million in 1996. Investing activities in 1998 included $55.8 million in capital expenditures, compared to $59.8 million in 1997 and $39.0 million in 1996. Capital expenditures are principally due to purchases of data center equipment to support the Company's outsourcing agreements with Polk and Trans Union, as well as the purchase of additional data center equipment in the Company's core data centers. Over the last few years, the Company has been expanding its data centers to provide for incremental capacity and has been re-engineering a number of key proprietary processes to run on client servers using low-cost parallel processors. In 1996, the Company also completed an expansion of its Conway data center and a new 100,000 square-foot customer service building on its main campus in Conway, Arkansas, at a cost of approximately $12 million, funded through current operations and existing credit lines.

     Investing activities during 1998 also include $13.3 million in software development costs, compared to $6.7 million in 1997 and $3.9 million in 1996. In general, the increase is due to software development undertaken to support large customer contracts in the Alliances Division. Investing activities also reflect the cash of $18.8 million paid for the purchases of STW and Buckley Dement, partially offset by $15.3 million received from the sale of assets, including $13.0 million from the sale of the retail and direct marketing assets of Pro CD. Notes 13 and 14 to the consolidated financial statements discuss the acquisitions and dispositions in more detail. Investing activities also reflect the investment of $6.1 million by the Company in joint ventures, including an investment of approximately $4 million in Bigfoot International, Inc., an emerging company that provides services and tools for internet e-mail users.
     Financing activities in 1998 provided $17.5 million, including sales of common stock through the Company's stock option and employee stock purchase plans, and additional borrowings under the revolving line of credit. Financing activities in 1997 include the issuance of $30 million in senior notes, the issuance of a $25 million convertible note in connection with the purchase acquisition of DMI, and increases under the revolving credit facility. Financing activities in 1997 also reflect the payment of short-term bank debt assumed when the Company acquired DMI. Financing activities in 1996 include the effects of cash dividends and common stock transactions made by DataQuick prior to its acquisition in August, 1995.
     During fiscal 1999, construction is expected to be completed on the Company's new headquarters building and a new customer service facility in Little Rock, Arkansas. These two buildings are being built pursuant to 50/50 joint ventures between the Company and local real estate investors. The total cost of the headquarters and customer service projects is expected to be approximately $6.4 million and $9.1 million, respectively. The Company expects other capital expenditures of $55-$65 million in fiscal 1999.
     While the Company does not have any other material contractual commitments for capital expenditures, additional investments in facilities and computer equipment continue to be necessary to support the growth of the business. In addition, new outsourcing or facilities management contracts frequently require substantial up-front capital expenditures in order to acquire or replace existing assets. In some cases, the Company also sells software, hardware, and data to customers under extended payment terms or notes receivable collectible over one to eight years. These arrangements also require up-front expenditures of cash, which are repaid over the life of the agreement. Management believes that the combination of existing working capital, anticipated funds to be generated from future operations, and the Company's available credit lines is sufficient to meet the Company's current operating needs as well as to fund the anticipated levels of expenditures. If additional funds are required, the Company would use existing credit lines to generate cash, followed by either additional borrowings to be secured by the Company's assets or the issuance of additional equity securities in either public or private offerings. Management believes that the Company has significant unused capacity to raise capital which could be used to support future growth.
     The Company, like many owners of computer software, has assessed and is in the process of modifying, where needed, its computer applications to ensure they will function properly in the year 2000 and beyond. The financial impact to the Company has not been and is not expected to be material to its financial position or results of operations in any given year. The Company is currently operating under an internal goal to ensure all of its computer applications are "year 2000 ready" by December 31, 1998.

Seasonality and Inflation
Although the Company cannot accurately determine the amounts attributable thereto, the Company has been affected by inflation through increased costs of compensation and other operating expenses. Generally, the effects of inflation are offset by technological advances, economies of scale and other operational efficiencies. The Company has established a pricing policy for long-term contracts which provides for the effects of expected increases resulting from inflation.
     The Company's operations have not proved to be significantly seasonal, although the Company's traditional direct marketing operations experience slightly higher revenues in the Company's second and third quarters. In order to minimize the impact of these fluctuations, the Company continues to move toward long-term strategic partnerships with more predictable revenues. Revenues under long-term contract (defined as three years or longer) were 54%, 50%, and 52% of consolidated revenues for 1998, 1997, and 1996, respectively.

Acquisitions
In fiscal 1997, the Company completed two acquisitions, which became effective in April 1996. The acquisition of Pro CD, Inc. was accounted for as a pooling-of-interests and the acquisition of Direct Media/DMI, Inc. was accounted for as a purchase. In 1998, the Company completed two additional acquisitions, which were effective October 1, 1997. The acquisitions of MultiNational Concepts, Ltd. and Catalog Marketing Services, Inc., entities which were under common control, and Buckley Dement, L.P. and its affiliated company, KM Lists, Incorporated were both accounted for as purchases. See footnote 13 to the consolidated financial statements for more information regarding these acquisitions. The Company has also made several smaller acquisitions, which are not material either individually or in the aggregate.

Other Information
In 1998, 1997, and 1996, the Company had two customers that accounted for more than 10% of revenue. Allstate accounted for 16.1%, 16.8%, and 20.7% in 1998, 1997, and 1996, respectively, and Trans Union accounted for 11.8%, 14.1%, and 15.5% in 1998, 1997, and 1996, respectively. The Trans Union data center management agreement and marketing services agreement have been extended and now expire in 2005. A long-term extension of the Allstate agreement, which was originally signed for a five-year term expiring in September, 1997 and has been extended until September 1998 is currently being negotiated. The Company does not have any reason to believe that either of these customers will not continue to do business with the Company.
     Acxiom U.K., the Company's United Kingdom business, provides services to the United Kingdom market which are similar to the traditional direct marketing industry services the Company provides in the United States. In addition, Acxiom U.K. also provides promotional materials handling and response services to its U.K. customers. Most of the Company's exposure to exchange rate fluctuation is due to translation gains and losses as there are no material transactions which cause exchange rate impact. The U.K. operation generally funds its own operations and capital expenditures, although the Company occasionally advances funds from the U.S. to the U.K. These advances are considered to be long-term investments, and any gain or loss resulting from changes in exchange rates as well as gains or losses resulting from translating the financial statements into U.S. dollars are accumulated in a separate component of stockholders' equity. There are no restrictions on transfers of funds from the U.K.
     Efforts are continuing to expand the services of Acxiom U.K. to customers in Europe and the Asia Pacific region. Management believes that the market for the Company's services in such locations is largely untapped. To date the Company has had no significant revenues or operations outside of the United States and the United Kingdom.
     As noted in footnote 11 to the consolidated financial statements, the Company's United Kingdom operations earned profits of $1.5 million in fiscal 1998 and $1 million in fiscal 1997, and are expected to continue to show profits in the future. The U.K. operations reflected in the footnote include the International Division, with 1998 pretax earnings of $3 million, up 77% from 1997, offset by losses in the U.K. and Netherlands operations of DMI which are included in the Data Products Division. The U.K. operations sustained losses of $399,000 in 1996.
     Effective March 31, 1994, the Company sold substantially all of the assets of its former Acxiom Mailing Services operation to MorCom, Inc. In June 1996, MorCom ceased operations. During 1997, the Company established valuation reserves for the remaining receivables under the sale agreement. The Company also obtained title to and sold a portion of the property related to the mortgage note, receiving proceeds of $949,000. During 1998, the Company sold the two remaining parcels of property which had been used by the Acxiom Mailing Services unit. The aggregate proceeds were $2.3 million resulting in a gain on disposal of $105,000 which is included in other income.
     Effective August 22, 1997, the Company sold certain assets of its Pro CD subsidiary to ABI. ABI acquired the retail and direct marketing operations of Pro CD, along with compiled telephone book data for aggregate cash proceeds of $18 million. In conjunction with the sale to ABI, the Company also recorded certain valuation and contingency reserves. Included in other income is the gain on disposal related to this transaction of $855,000.
     The Financial Accounting Standards Board has issued Statements No. 130, "Reporting Comprehensive Income," No. 131, "Disclosures about Segments of an Enterprise and Related Information," and No. 132, "Employers' disclosures about Pensions and Other Postretirement Benefits." Each of these statements is required to be adopted by the Company in fiscal 1999. Statement No. 130 will require the Company to report comprehensive income, as defined in the statement, in a financial statement that is displayed with the same prominence as other financial statements. Management does not expect any significant impact to the financial statements from this additional disclosure requirement. Statement No. 131 will require the Company to report additional information about business segments than what has historically been reported. The statement will require the Company to report additional information about these business segments and to reconcile the segment information to the consolidated financial statements. Management intends to present this segment information using the operating divisions into which it is currently organized. Other than these additional disclosure requirements, the Company does not expect any significant impact to the financial statements. Statement No. 132 revises employers' disclosures about pension and other postretirement benefit plans. It does not change the measurement or recognition of those plans. Management does not expect any material impact from the adoption of this statement.

     The Accounting Standards Executive Committee (AcSEC) of the American Institute of Certified Public Accountants has issued Statement of Position ("SOP") 98-4, "Deferral of the Effective Date of a Provision of SOP 97-2, Software Revenue Recognition." SOP 97-2 is effective for fiscal year 1999 and provides guidance on recognizing revenue on software transactions. In software transactions that include multiple elements, SOP 97-2 requires the fee to be allocated to the various elements based on vendor-specific objective evidence of the fair values of the elements, and provides guidance on how to arrive at vendor-specific objective evidence. SOP 98-4 defers until fiscal 2000 the effective date of the provisions of SOP 97-2 that limit what constitutes vendor-specific objective evidence. All other provisions of SOP 97-2 are effective for fiscal year 1999. The Company intends to follow the revenue recognition requirements of SOP 97-2 that are currently effective and anticipates that AcSEC will issue additional guidance on what constitutes vendor-specific objective evidence within the next year. The Company does not expect that the effect of implementing this SOP will be material.
     AcSEC has also issued SOP 98-5, "Reporting on the Costs of Start-up Activities." SOP 98-5 is effective for fiscal year 2000 and requires that the cost of start-up activities be expensed when incurred. The Company does not expect that the effect of implementing this SOP will be material.

Outlook
Certain statements in this Annual Report may constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements, which are not statements of historical fact, may contain estimates, assumptions, projections and/or expectations regarding the Company's financial position, results of operations, market position, product development, regulatory matters, growth opportunities and growth rates, acquisition and divestiture opportunities, and other similar forecasts and statements of expectation. Words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates," and "should," and variations of these words and similar expressions, are intended to identify these forward-looking statements. Such forward-looking statements are not guarantees of future performance. They involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Representative examples of such factors are discussed in more detail in the Company's Annual Report on Form 10K and include, among other things, the possible adoption of legislation or industry regulation concerning certain aspects of the Company's business; the removal of data sources and/or marketing lists from the Company; the ability of the Company to retain customers who are not under long-term contracts with the Company; technology challenges; year 2000 software issues; the risk of damage to the Company's data centers or interruptions in the Company's telecommunications links; acquisition integration; the effects of postal rate increases; and other market factors. See "Additional Information Regarding Forward-looking Statements" in the Company's Annual Report on Form 10-K.
     The Company believes that existing customer industries (direct marketing, financial services, insurance, information and communication services, and media/publishing) all continue to offer good growth potential. In general, there is an increased emphasis on one-to-one marketing in businesses which the Company believes will increase demand for the Company's data content and services both in the U.S. and worldwide. The Company continues to explore uses of its data and services beyond marketing applications and has had some success in developing applications in the insurance underwriting area. At the same time, the Company is also focusing on industries such as retail, pharmaceuticals, telecommunications, high tech, entertainment, packaged goods, and utilities as strong growth opportunities. In addition, the Company also believes there is strong growth potential beyond the Fortune 1000 companies that it has traditionally served into medium-sized businesses and divisions of large corporations, as well as the small office/home office marketplace. As a result of improved delivery systems via the Acxiom Data Network(SM) ("ADN"), announced in February 1998, these markets are expected to become cost efficient for the Company to deliver portions of its products and services. The ADN will link the customer's data to the Company's enhancement database via the internet from the customer's desktop. It is anticipated that the ADN will expand the marketplace for the Company's data products to customers smaller than the Fortune 1000. The Company also believes that the ADN should dramatically cut costs in maintaining and updating data warehouses for current customers. In addition, the Company has developed relationships with third party database and decision support system providers to promote alternate channels of distribution for the Company's products and services.
     The Company believes that operating margins will continue to improve primarily as a result of implementing the ADN, leveraging the Company's data content resources, improving internal processes, and increasing the profitability of the Company's international operations.
     The Company currently expects its effective tax rate to be 37-39% for 1999. This estimate is based on current tax law and current estimates of earnings, and is subject to change.

(This page and the following thirteen (13) pages correspond to pages 24-37 of the Company's Annual Report.)

Consolidated Balance Sheets
March 31, 1998 and 1997

(Dollars in thousands)                                 1998              1997
                                                       ----              ----

Assets

  Current assets:
    Cash and cash equivalents                        $  5,675          $  2,721
    Trade accounts receivable, net                     86,360            70,636
    Refundable income taxes                                 -             1,809
    Other current assets (note 7)                      22,517            12,306
                                                      -------           -------
      Total current assets                            114,552            87,472
    Property and equipment, net of accumulated
      depreciation and amortization (notes 3 and 4)   130,554           116,171
    Software, net of accumulated amortization of
      $11,472 in 1998 and $11,330 in 1997 (note 2)     24,143            18,627
    Excess of cost over fair value of net assets
      acquired, net of accumulated amortization of
      $7,753 in 1998 and $4,924 in 1997 (note 13)      54,002            38,297
    Other assets                                       71,059            39,101
                                                      -------           -------
                                                     $394,310          $299,668
                                                      =======           =======
Liabilities and Stockholders' Equity
  Current liabilities:
    Current installments of long-term debt (note 4)     3,979             4,081
    Trade accounts payable                             18,448            15,323
    Accrued expenses:
      Payroll                                          14,950             7,519
      Other                                            17,492             8,667
    Deferred revenue                                   11,197             3,537
    Income taxes                                        2,234                 -
                                                      -------           -------
      Total current liabilities                        68,300            39,127
  Long-term debt, excluding current installments
    (note 4)                                           99,917            87,120
  Deferred income taxes (note 7)                       25,965            17,324
  Stockholders' equity (notes 4, 6, 7 and 13):
    Common stock                                        5,321             5,274
    Additional paid-in capital                         68,977            61,322
    Retained earnings                                 127,335            91,738
    Foreign currency translation adjustment               676               278
    Treasury stock, at cost                            (2,181)           (2,515)
                                                      -------           -------
      Total stockholders' equity                      200,128           156,097
  Commitments and contingencies (notes 4, 5, 8, 9
    and 12)
                                                      -------           -------
                                                     $394,310          $299,668
                                                      =======           =======
See accompanying notes to consolidated financial statements.

Consolidated Statements of Earnings
Years ended March 31, 1998, 1997 and 1996

(Dollars in thousands, except per share
amounts)                                           1998       1997       1996
                                                  -------    -------    -------
Revenue (note 10)                                $465,065   $402,016   $269,902
Operating costs and expenses (notes 2, 5, 8
  and 9):
  Salaries and benefits                           173,925    145,038     98,075
  Computer, communications and other equipment     60,858     58,552     40,972
  Data costs                                       86,483     76,282     63,442
  Other operating costs and expenses               84,354     72,817     36,696
                                                  -------    -------    -------
    Total operating costs and expenses            405,620    352,689    239,185
                                                  -------    -------    -------
      Income from operations                       59,445     49,327     30,717
                                                  -------    -------    -------
Other income (expense):
  Interest expense                                 (5,956)    (3,903)    (1,863)
  Other, net (note 14)                              3,014     (1,386)       542
                                                  -------    -------    -------
                                                   (2,942)    (5,289)    (1,321)
                                                  -------    -------    -------
Earnings before income taxes                       56,503     44,038     29,396
Income taxes (note 7)                              20,906     16,526     11,173
                                                  -------    -------    -------
  Net earnings                                   $ 35,597   $ 27,512   $ 18,223
                                                  =======    =======    =======
Earnings per share:
  Basic                                              $.68       $.54       $.39
                                                  =======    =======    =======
  Diluted                                            $.60       $.47       $.35
                                                  =======    =======    =======

See accompanying notes to consolidated financial statements.

Consolidated Statements of Stockholders' Equity
Years ended March 31, 1998, 1997 and 1996


                                                            Common stock
                                                    ----------------------------
                                                     Number of
(Dollars in thousands)                                shares            Amount
                                                    ----------          ------
Balances at March 31, 1995                          46,152,582          $4,615
  DataQuick merger (note 13)                         1,969,678             197
  Retirement of DataQuick common stock prior to
    merger                                                   -               -
  Sale of DataQuick common stock prior to merger             -               -
  DataQuick dividends prior to merger                        -               -
  Sale of common stock                                 562,794              56
  Tax benefit of stock options exercised (note 7)            -               -
  Employee stock awards and shares issued to
    employee benefit plans, net of treasury shares
    repurchased                                         13,356               2
  Translation adjustment                                     -               -
  Net earnings                                               -               -
                                                    ----------          ------
Balances at March 31, 1996                          48,698,410           4,870
  Pro CD merger (note 13)                            3,313,324             331
  Sale of common stock                                 724,164              73
  Tax benefit of stock options exercised (note 7)            -               -
  Employee stock awards and shares issued to
    employee benefit plans, net of treasury shares
    repurchased                                              -               -
  Translation adjustment                                     -               -
  Net earnings                                               -               -
                                                     ----------         ------
Balances at March 31, 1997                           52,735,898          5,274
  Sale of common stock                                  411,411             41
  Tax benefit of stock options exercised (note 7)             -              -
  Employee stock awards and shares issued to
    employee benefit plans, net of treasury shares
    repurchased                                          57,529              6
  Translation adjustment                                      -              -
  Net earnings                                                -              -
                                                     ----------         ------
Balances at March 31, 1998                           53,204,838         $5,321
                                                     ----------         ------
See accompanying notes to consolidated financial statements.

Years ended March 31, 1998, 1997 and 1996

                            Foreign         Treasury stock
 Additional                 currency    -----------------------      Total
  paid-in      Retained    translation  Number of                 stockholders'
  capital      earnings    adjustment     shares        Amount   equity (note 6)
   ------       -------      -----      ---------       -----        -------

  $44,186      $ 50,776       $  7     (1,311,570)    $(2,407)      $ 97,177
    5,113           447          -              -           -          5,757
   (1,010)            -          -              -           -         (1,010)
      190             -          -              -           -            190
        -          (468)         -              -           -           (468)
    2,063             -          -              -           -          2,119
      656             -          -              -           -            656


      881             -          -         69,328          84            967
        -             -       (870)             -           -           (870)
        -        18,223          -              -           -         18,223
   ------       -------      -----      ---------       -----        -------
   52,079        68,978       (863)    (1,242,242)     (2,323)       122,741
    2,647        (4,752)         -              -           -         (1,774)
    3,553             -          -              -           -          3,626
    1,684             -          -              -           -          1,684


    1,359             -          -        145,912        (192)         1,167
        -             -      1,141              -           -          1,141
        -        27,512         -               -           -         27,512
   ------       -------      -----      ---------       -----        -------
   61,322        91,738        278     (1,096,330)     (2,515)       156,097
    3,640             -          -              -           -          3,681
    1,467             -          -              -           -          1,467


    2,548             -          -        259,410         334          2,888
        -             -        398              -           -            398
        -        35,597          -              -           -         35,597
   ------       -------      -----      ---------       -----        -------
  $68,977      $127,335       $676       (836,920)    $(2,181)      $200,128
   ======       =======      =====      =========       =====        =======

Consolidated Statements of Cash Flows
Years ended March 31, 1998, 1997 and 1996

(Dollars in thousands)                            1998        1997        1996
                                                  ----        ----        ----

Cash flows from operating activities:
Net earnings                                    $35,597     $27,512     $18,223
  Adjustments to reconcile net earnings to
    net cash provided by operating activities:
    Depreciation and amortization                40,746      33,244      21,602
    Loss (gain) on disposal or impairment of
      assets                                       (960)      2,412          49
    Provision for returns and doubtful accounts   3,090       5,530         149
    Deferred income taxes                         8,917       5,776       3,434
    Tax benefit of stock options exercised        1,467       1,684         656
  Changes in operating assets and liabilities:
    Accounts receivable                         (17,090)    (21,972)     (4,092)
    Other assets                                (29,029)    (14,669)     (5,173)
    Accounts payable and other liabilities       21,455      (4,432)      4,459
                                                 ------      ------      ------
      Net cash provided by operating activities  64,193      35,085      39,307
                                                 ------      ------      ------
Cash flows from investing activities:
  Disposition of assets                          15,310       2,385         402
  Cash received in merger                             -          21       1,624
  Development of software                       (13,319)     (6,725)     (3,944)
  Capital expenditures                          (55,834)    (59,784)    (39,021)
  Investments in joint ventures                  (6,072)          -           -
  Net cash paid in acquisitions (note 13)       (18,791)          -      (5,914)
                                                 ------      ------      ------
    Net cash used in investing activities       (78,706)    (64,103)    (46,853)
                                                 ------      ------      ------
Cash flows from financing activities:
  Proceeds from debt                             14,991      39,459      11,995
  Payments of debt                               (4,095)    (15,982)     (4,897)
  Sale of common stock                            6,569       4,793       2,309
  DataQuick pre-merger retirement of common
    stock                                             -           -      (1,010)
  DataQuick pre-merger dividends                      -           -        (468)
                                                 ------      ------      ------
    Net cash provided by financing activities    17,465      28,270       7,929
                                                 ------      ------      ------
Effect of exchange rate changes on cash               2           -         (63)
                                                 ------      ------      ------
Net increase (decrease) in cash and cash
  equivalents                                     2,954        (748)        320
Cash and cash equivalents at beginning of year    2,721       3,469       3,149
                                                 ------      ------      ------
Cash and cash equivalents at end of year        $ 5,675     $ 2,721     $ 3,469
                                                 ======      ======      ======
Supplemental cash flow information:
  Convertible debt issued in acquisition
    (note 13)                                   $     -     $25,000     $     -
  Cash paid during the year for:
    Interest                                      5,232       3,210       2,214
    Income taxes                                  6,477       9,360       8,660
                                                 ======      ======      ======

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements
March 31, 1998, 1997 and 1996

(1) Summary of Significant Accounting Policies

(a) Nature of Operations
The Company provides information management technology and other related services, primarily for marketing applications. Operating units of the Company provide list services, data warehouse services, data and information products, fulfillment services, computerized list, postal and database services, and outsourcing and facilities management services primarily in the United States (U.S.) and United Kingdom (U.K.), along with limited activities in Canada, Netherlands and Asia.

(b) Consolidation Policy
The consolidated financial statements include the accounts of Acxiom Corporation and its subsidiaries ("Company"). All significant intercompany balances and transactions have been eliminated in consolidation. Investments in 20% to 50% owned entities are accounted for using the equity method.

(c) Use of Estimates
Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these consolidated financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

(d) Accounts Receivable
Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of trade receivables. All of the Company's receivables are from a large number of customers. Accordingly, the Company's credit risk is affected by general economic conditions. Although the Company has several large individual customers, concentrations of credit risk are limited because of the diversity of the Company's customers.
     Trade accounts receivable are presented net of allowances for doubtful accounts and credits of $3.3 million and $4.3 million in 1998 and 1997, respectively.

(e) Property and Equipment
Property and equipment are stated at cost. Depreciation and amortization are calculated on the straight-line method over the estimated useful lives of the assets as follows: buildings and improvements, 5-30 years; office furniture and equipment, 3-10 years; and data processing equipment, 2-10 years.
     Property held under capitalized lease arrangements is included in property and equipment, and the associated liabilities are included with long-term debt. Property and equipment taken out of service and held for sale is recorded at net realizable value and depreciation is ceased.

(f) Software and Research and Development Costs
Capitalized and purchased software costs are amortized on a straight-line basis over the remaining estimated economic life of the product, or the amortization that would be recorded by using the ratio of gross revenues for a product to total current and anticipated future gross revenues for that product, whichever is greater. Research and development costs incurred prior to establishing technological feasibility of software products are charged to operations as incurred.

(g) Excess of Cost Over Fair Value of Net Assets Acquired
The excess of acquisition costs over the fair values of net assets acquired in business combinations treated as purchase transactions ("goodwill") is being amortized on a straight-line basis over 15 to 25 years from acquisition dates. The Company periodically evaluates the existence of goodwill impairment on the basis of whether the goodwill is fully recoverable from the projected, undiscounted net cash flows of the related business unit. The amount of goodwill impairment, if any, is measured based on projected discounted future operating cash flows using a discount rate reflecting the Company's average cost of funds. The assessment of the recoverability of goodwill will be impacted if estimated future operating cash flows are not achieved.

(h) Revenue Recognition
Revenues from the production and delivery of direct marketing lists and enhancement data are recognized when shipped. Revenues from data warehouses and outsourcing and facilities management services are recognized when the services are performed. Costs incurred in connection with the conversion phase of outsourcing and facilities management contracts are deferred and amortized over the life of the contract. Revenues from software licenses are recognized primarily when the software is installed or when the Company fulfills its obligations under the sales contract.

The Company recognizes revenue from long-term contracts using the percentage-of-completion method, based on performance milestones specified in the contract where such milestones fairly reflect progress toward contract completion. In other instances, progress toward completion is based on individual contract costs incurred to date compared with total estimated contract costs. Billed but unearned portions of revenues are reported as deferred revenues.
     Included in other assets are unamortized conversion costs in the amount of $25.0 million and $18.1 million as of March 31, 1998 and 1997, respectively. Noncurrent receivables from software license, data, and equipment sales are also included in other assets in the amount of $20.3 million and $9.6 million as of March 31, 1998 and 1997, respectively. The current portion of such receivables is included in other current assets in the amount of $9.5 million and $2.9 million as of March 31, 1998 and 1997, respectively.

(i) Income Taxes
The Company and its domestic subsidiaries file a consolidated Federal income tax return. The Company's foreign subsidiaries file separate income tax returns in the countries in which their operations are based.
     Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(j) Foreign Currency Translation
The balance sheets of the Company's foreign subsidiaries are translated at year-end rates of exchange, and the statements of earnings are translated at the weighted average exchange rate for the period. Gains or losses resulting from translating foreign currency financial statements are accumulated in a separate component of stockholders' equity.

(k) Earnings Per Share
The Company adopted Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings Per Share" during the year ended March 31, 1998. Below is the calculation and reconciliation of the numerator and denominator of basic and diluted earnings per share (in thousands, except per share amounts):

                                            1998         1997         1996
                                            ----         ----         ----
Basic earnings per share:
  Numerator (net earnings)                $35,597      $27,512      $18,223
                                           ======       ======       ======
  Denominator (weighted average
    shares outstanding)                    52,044       51,172       47,057
                                           ======       ======       ======
  Earnings per share                         $.68         $.54         $.39
                                           ======       ======       ======
Diluted earnings per share:
  Numerator:
    Net earnings                          $35,597      $27,512      $18,223
    Interest expense on convertible
      debt (net of tax effect)                445          445            -
                                           ------       ------       ------
                                          $36,042      $27,957      $18,223
                                           ======       ======       ======
Denominator:
  Weighted average shares outstanding      52,044       51,172       47,057
  Effect of common stock options            2,628        2,967        2,726
  Effect of common stock warrant            3,015        3,004        2,295
  Convertible debt                          2,000        2,000            -
                                           ------       ------       ------
                                           59,687       59,143       52,078
                                           ======       ======       ======
Earnings per share                           $.60         $.47         $.35
                                           ======       ======       ======

Options to purchase shares of common stock that were outstanding during 1998, 1997 and 1996 but were not included in the computation of diluted earnings per share because the option exercise price was greater than the average market price of the common shares are shown below.

                                     1998              1997             1996
                                     ----              ----             ----
Number of shares under option       252,536         1,485,569        1,798,828
Range of exercise prices         $26.06-$35.92    $18.61-$35.00    $12.25-$24.81

(l) Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of Long-lived assets and certain identifiable intangibles are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

(m) Cash and Cash Equivalents
The  Company   considers  all  highly  liquid  debt  instruments  with  original maturities of three months or less to be cash equivalents.

(n) Reclassifications
To conform to the 1998 presentation, certain accounts for 1997 and 1996 have been reclassified. The reclassifications had no effect on net earnings.

(2) Software and Research and Development Costs
The Company recorded amortization expense related to internally developed computer software of $5.0 million, $5.4 million and $3.1 million in 1998, 1997 and 1996, respectively. Additionally, research and development costs of $10.0 million, $10.5 million and $6.4 million were charged to operations during 1998, 1997 and 1996, respectively.

(3) Property and Equipment
Property and equipment is summarized as follows (dollars in thousands):

                                                         1998           1997
                                                         ----           ----
Land                                                   $  2,309       $  2,238
Buildings and improvements                               57,747         56,825
Office furniture and equipment                           18,265         13,484
Data processing equipment                               156,149        126,739
                                                        -------        -------
                                                        234,470        199,286
Less accumulated depreciation and amortization          103,916         83,115
                                                        -------        -------
                                                       $130,554       $116,171
                                                        =======        =======
(4) Long-Term Debt
Long-term debt consists of the following (dollars in thousands):

                                                         1998           1997
                                                         ----           ----
Unsecured  revolving  credit  agreement                $ 36,445        $21,454
6.92% Senior notes due March 30, 2007, payable in
  annual installments of $4,286 commencing March
  30, 2001; interest is payable semi-annually            30,000         30,000
3.12% Convertible note, interest and principal
  due April 30, 1999; partially collateralized
  by letter of credit; convertible at maturity
  into two million shares of common stock (note 13)      25,000         25,000
9.75% Senior notes, due May 1, 2000, payable in
  annual installments of $2,143 each May 1;
  interest is payable semi-annually                       6,429          8,571
Other                                                     6,022          6,176
                                                        -------         ------
    Total long-term debt                                103,896         91,201
Less current installments                                 3,979          4,081
                                                        -------         ------
    Long-term debt, excluding current installments     $ 99,917        $87,120
                                                        =======         ======

The unsecured revolving credit agreement, which expires January 31, 2003 provides for revolving loans and letters of credit in amounts of up to $125 million. The terms of the credit agreement provide for interest at the prime rate (or, at other alternative market rates at the Company's option). At March 31, 1998, the effective rate was 7.175%. The agreement requires a commitment fee equal to 3/16 of 1% on the average unused portion of the loan. A letter of credit in the amount of $6.6 million is outstanding in connection with an acquisition (see note 13), leaving $118.4 million available for revolving loans. The Company also has another unsecured line of credit amounting to $1.5 million of which none was outstanding at March 31, 1998 or 1997. The other unsecured line expires July 30, 1998 and bears interest at the prime rate less 1/2 of 1%.
     Under the terms of certain of the above borrowings, the Company is required to maintain certain tangible net worth levels and working capital, debt-to-equity and debt service coverage ratios. At March 31, 1998, the Company was in compliance with all such financial requirements. The aggregate maturities of long-term debt for the five years ending March 31, 2003 are as follows: 1999, $4.0 million; 2000, $28.0 million; 2001, $7.1 million; 2002, $4.8 million; and
2003, $43.0 million.

(5) Leases
The Company leases data processing equipment, office furniture and equipment, land and office space under noncancellable operating leases. Future minimum lease payments under noncancellable operating leases for the five years ending March 31, 2003 are as follows: 1999, $4.6 million; 2000, $4.1 million; 2001,
$3.4 million; 2002, $1.9 million; and 2003, $1.8 million.
     Total rental expense on operating leases was $5.9 million, $6.7 million and $3.7 million for the years ended March 31, 1998, 1997 and 1996, respectively.

(6) Stockholders' Equity
The Company has authorized 200 million shares of $.10 par value common stock and 1 million shares of authorized but unissued $1.00 par value preferred stock. The Board of Directors of the Company may designate the relative rights and preferences  of  the  preferred  stock  when  and if  issued.  Such  rights  and preferences could include liquidation preferences, redemption rights, voting rights and dividends and the shares could be issued in multiple series with different rights and preferences. The Company currently has no plans for the issuance of any shares of preferred stock.
     In connection with its data center management agreement ("Agreement") entered into in August 1992 with Trans Union Corporation ("Trans Union"), the Company issued a warrant, which expires on August 31, 2000 and entitles Trans Union to acquire up to 4 million additional shares of newly-issued common stock. The exercise price for the warrant stock is $3.06 per share through August 31, 1998 and increases $.25 per share in each of the two years subsequent to August 31, 1998. Trans Union is precluded from exercising the warrant to the extent that the shares acquired thereunder would cause its percentage ownership of the Company's common stock acquired pursuant to the Agreement to exceed 10% of the Company's then issued and outstanding common stock. Based on shares outstanding at March 31, 1998, Trans Union would be entitled to purchase approximately 3.7 million total shares under the warrant.
     The Company has for its U.S. employees a Key Employee Stock Option Plan ("Plan") for which 15.2 million shares of the Company's common stock have been reserved. The Company has for its U.K. employees a U.K. Share Option Scheme ("Scheme") for which 1.6 million shares of the Company's common stock have been reserved. These plans provide that the option price, as determined by the Board of Directors, will be at least the fair market value at the time of the grant. The term of nonqualified options is also determined by the Board of Directors. Incentive options granted under the plans must be exercised within 10 years after the date of the option. At March 31, 1998, 2,161,461 shares and 824,163 shares are available for future grants under the Plan and the Scheme, respectively.
     Activity in stock options was as follows:

                                                       Weighted        Number
                                    Number of       average price     of shares
                                     shares           per share      exercisable
                                    ---------           -----         ---------
Outstanding at March 31, 1995       4,928,696          $ 4.68         1,715,966
  Granted                           1,560,556           19.12
  DataQuick acquisition (note 13)   1,616,740            2.93
  Exercised                          (371,046)           2.49
  Terminated                           (6,000)           1.42
                                    ---------           -----         ---------
Outstanding at March 31, 1996       7,728,946            7.88         3,467,728
  Granted                             454,251           25.02
  Pro CD acquisition (note 13)        294,132            1.76
  Exercised                          (662,117)           2.36
  Terminated                          (93,255)           7.29
                                    ---------           -----         ---------
Outstanding at March 31, 1997       7,721,957            9.34         3,652,744
  Granted                             579,336           16.48
  Exercised                          (412,951)           4.87
  Terminated                         (116,390)          13.61
                                    ---------           -----         ---------
Outstanding at March 31, 1998       7,771,952          $10.05         4,432,667
                                    =========           =====         =========

The per share weighted-average fair value of stock options granted during fiscal 1998, 1997 and 1996 was $9.91, $8.61 and $4.14, respectively, on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions: Dividend yield of 0% for 1998, 1997 and 1996; risk-free interest rate of 6.79% in 1998, 6.71% in 1997 and 6.16% in 1996; expected option life of 10 years for 1998, 1997 and 1996; and expected volatility of 38.69% in 1998, 34.85% in 1997 and 28.53% in 1996.

     Following is a summary of stock options outstanding as of March 31, 1998:

                       Options outstanding             Options exercisable
               ------------------------------------  -----------------------
                             Weighted
                              average     Weighted                 Weighted
   Range of                  remaining     average                  average
   exercise      Options    contractual   exercise     Options     exercise
    prices     outstanding     life       per share  exercisable   per share
-------------   ---------   -----------     -----     ---------      -----
$ 1.38-$ 2.54   1,413,970    6.72 years    $ 2.13     1,270,298     $ 2.17
$ 2.56-$ 4.69   1,673,111    5.86 years    $ 3.78     1,146,878     $ 3.75
$ 5.38-$ 6.25   1,500,635    5.12 years    $ 6.11       891,683     $ 6.04
$ 7.43-$15.70   1,473,862    9.28 years    $13.20       779,027     $14.05
$15.75-$24.81   1,440,498    8.68 years    $22.22       318,186     $22.27
$25.34-$35.92     269,876   12.82 years    $31.00        26,595     $30.96
                ---------   -----------     -----     ---------      -----
                7,771,952    7.28 years    $10.05     4,432,667     $ 7.06
                =========   ===========     =====     =========      =====

The Company applies the provisions of Accounting Principles Board Opinion No. 25 and related interpretations in accounting for the stock based compensation plans. Accordingly, no compensation cost has been recognized by the Company in the accompanying consolidated statements of earnings for any of the fixed stock options granted. Had compensation cost for options granted been determined on the basis of the fair value of the awards at the date of grant, consistent with the methodology prescribed by SFAS No. 123, the Company's net earnings would have been reduced to the following pro forma amounts for the years ended March 31 (dollars in thousands, except per share amounts):

                                                  1998        1997        1996
                                                  ----        ----        ----
Net earnings                  As reported       $35,597     $27,512     $18,223
                                Pro forma        31,707      26,953      18,041
Basic earnings per share      As reported           .68         .54         .39
                                Pro forma           .61         .53         .38
Diluted earnings per share    As reported           .60         .47         .35
                                Pro forma           .53         .46         .35

Pro forma net earnings reflect only options granted after fiscal 1995. Therefore, the full impact of calculating compensation cost for stock options under SFAS No. 123 is not reflected in the pro forma net earnings amounts presented above because compensation cost is reflected over the options' vesting period of 9 years and compensation cost for options granted prior to April 1, 1995 is not considered.
     The Company maintains an employee stock purchase plan which provides for the purchase of shares of common stock at 85% of the market price. There were 125,151, 110,332 and 190,470 shares purchased under the plans during the years ended March 31, 1998, 1997 and 1996, respectively.

(7) Income Taxes
Total income tax expense was allocated as follows (dollars in thousands):

                                                1998        1997        1996
                                                ----        ----        ----
Income from operations                        $20,906     $16,526     $11,173
Stockholders' equity, for compensation
  expense for tax purposes in excess of
  amounts recognized for financial
  reporting purposes                           (1,467)     (1,684)       (656)
                                               ------      ------      ------
                                              $19,439     $14,842     $10,517
                                               ======      ======      ======

Income tax expense attributable to earnings from operations consists of (dollars in thousands):

                                                1998        1997        1996
                                                ----        ----        ----
Current expense:
  Federal                                     $ 9,736     $ 9,884     $ 6,720
  Foreign                                       1,206          83           -
  State                                         1,047         783       1,019
                                               ------      ------      ------
                                               11,989      10,750       7,739
                                               ------      ------      ------
Deferred expense:
  Federal                                       7,169       3,898       2,706
  Foreign                                          23         687         161
  State                                         1,725       1,191         567
                                               ------      ------      ------
                                                8,917       5,776       3,434
                                               ------      ------      ------
    Total tax expense                         $20,906     $16,526     $11,173
                                               ======      ======      ======

The actual income tax expense attributable to earnings from operations differs from the expected tax expense (computed by applying the U.S. Federal corporate tax rate of 35% to earnings before income taxes) as follows (dollars in thousands):

                                                1998       1997         1996
                                                ----       ----         ----
Computed expected tax expense                 $19,776    $15,413      $10,289
Increase (reduction) in income taxes
  resulting from:
  State income taxes, net of Federal income
    tax benefit                                 1,802      1,283        1,031
  Research and experimentation credits           (715)      (683)        (800)
  Other                                            43        513          653
                                               ------     ------       ------
                                              $20,906    $16,526      $11,173
                                               ======     ======       ======

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities at March 31, 1998 and 1997 are presented below (dollars in thousands).
                                                      1998           1997
                                                      ----           ----
Deferred tax assets:
  Accrued expenses not currently deductible
    for tax purposes                               $  1,616       $  1,407
  Investments, principally due to differences
    in basis for tax and financial reporting
    purposes                                            676            327
  Net operating loss carryforwards                        -          1,208
  Other                                                 417            903
  Valuation allowance                                     -         (1,208)
                                                     ------         ------
    Total deferred tax assets                         2,709          2,637
                                                     ------         ------
Deferred tax liabilities:
  Property and equipment, principally due to
    differences in depreciation                      (6,536)        (6,390)
  Intangible assets, principally due to
    differences in amortization                      (2,029)          (482)
  Capitalized software and other costs
    expensed as incurred for tax purposes           (16,231)       (10,519)
  Installment sale gains for tax purposes            (1,843)          (259)
                                                     ------         ------
    Total deferred tax liabilities                  (26,639)       (17,650)
                                                     ------         ------
    Net deferred tax liability                     $(23,930)      $(15,013)
                                                     ======         ======

The valuation allowance for deferred tax assets as of March 31, 1997 was $1.2 million. The net change in the total valuation allowance for the years ended March 31, 1998 and 1997 was a decrease of $1.2 million and an increase of $880,000, respectively. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Based upon the Company's history of substantial profitability and taxable income and its utilization of tax planning strategies, management believes it is more likely than not the Company will realize the benefits of these deductible differences, net of any valuation allowances. Included in other current assets are deferred tax assets of $2.0 million and $2.3 million at March 31, 1998 and 1997, respectively.

(8) Related Party Transactions
The Company leases certain equipment from a business partially owned by an officer. Rent expense under these leases was approximately $797,000 during the years ended March 31, 1998 and 1997, respectively, and $371,000 during the year ended March 31, 1996. Under the terms of the lease in effect at March 31, 1998 the Company will make monthly lease payments of $66,000 through December, 2001. The Company has agreed to pay the difference, if any, between the sales price of the equipment and 70 percent of the lessor's related loan balance (approximately $5.4 million at March 31, 1998) should the Company elect to exercise its early termination rights or not extend the lease beyond its initial five year term and the lessor sells the equipment as a result thereof.

(9) Retirement Plans
The Company has a retirement savings plan which covers substantially all domestic employees. The Company also offers a supplemental non-qualified deferred compensation plan for certain management employees. The Company matches 50% of the employee's salary deferred contributions under both plans up to 6% annually and may contribute additional amounts to the plans from the Company's earnings at the discretion of the Board of Directors. Company contributions amounted to approximately $1.9 million, $1.5 million and $.8 million in 1998, 1997 and 1996, respectively.

(10) Major Customers
In 1998, 1997 and 1996, the Company had two major customers who accounted for more than 10% of revenue. Allstate Insurance Company accounted for revenue of $74.7 million (16.1%), $67.7 million (16.8%), and $55.8 million (20.7%) in 1998,
1997 and 1996, respectively, and Trans Union accounted for revenue of $54.9 million (11.8%), $56.6 million (14.1%) and $42.0 million (15.5%) in 1998, 1997 and 1996, respectively.

(11) Foreign Operations
The following table shows financial information by geographic area for the years 1998, 1997 and 1996 (dollars in thousands).
                                              United     United    Consolidated
                                              States     Kingdom
1998:
  Revenue                                    $430,419    $34,646     $465,065
  Earnings before income taxes                 54,061      2,442       56,503
  Net earnings                                 34,059      1,538       35,597
  Total assets                                364,854     29,456      394,310
  Total tangible assets                       318,560     21,748      340,308
  Total liabilities                           182,667     11,515      194,182
  Total equity                                182,187     17,941      200,128
                                              =======     ======      =======
1997:
  Revenue                                    $373,596    $28,420     $402,016
  Earnings before income taxes                 42,365      1,673       44,038
  Net earnings                                 26,466      1,046       27,512
  Total assets                                276,832     22,836      299,668
  Total tangible assets                       246,262     15,109      261,371
  Total liabilities                           135,039      8,532      143,571
  Total equity                                141,793     14,304      156,097
                                              =======     ======      =======
1996:
  Revenue                                    $252,190    $17,712     $269,902
  Earnings(loss) before income taxes           29,634       (238)      29,396
  Net earnings                                 18,622       (399)      18,223
  Total assets                                176,321     17,728      194,049
  Total tangible assets                       169,971     10,096      180,067
  Total liabilities                            65,172      6,136       71,308
  Total equity                                111,149     11,592      122,741
                                              =======     ======      =======

(12) Contingencies
The Company is involved in various claims and legal actions in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company's consolidated financial position or its expected future consolidated results of operations.

(13) Acquisitions
On August 25, 1995, the Company acquired all of the outstanding capital stock of DataQuick Information Systems (formerly an "S" Corporation) and DQ Investment Corporation (collectively, "DataQuick"). The Company exchanged 1,969,678 shares of its common stock for all of the outstanding shares of capital stock of DataQuick. Additionally, the Company assumed all of the currently outstanding options granted under DataQuick's stock option plans, with the result that 1,616,740 shares of the Company's common stock became subject to issuance upon exercise of such options (see note 6). The acquisition was accounted for as a pooling-of-interests.
     DataQuick, headquartered in San Diego, California, provides real property information to support a broad range of applications including marketing, appraisal, real estate, banking, mortgage and insurance. This information is distributed on-line and via CD-ROM, list services, and microfiche.

     The stockholders' equity and operations of DataQuick were not material in relation to those of the Company. As such, the Company recorded the combination by restating stockholders' equity as of April 1, 1995, without restating prior years' financial statements to reflect the pooling-of-interests combination. DataQuick's net assets as of April 1, 1995 totaled $5.8 million. The statements of earnings for the years ended March 31, 1998, 1997 and 1996 include the results of DataQuick for the entire periods presented. Included in the statement of earnings for 1996 are revenues of $8.0 million and earnings before income taxes of $79,000 for DataQuick for the period from April 1, 1995 to August 25, 1995.
     On April 9, 1996, the Company issued 3,313,324 shares of its common stock for all of the outstanding common stock and common stock options of Pro CD, Inc., ("Pro CD"). Headquartered in Danvers, Massachusetts, Pro CD is a publisher of reference software on CD-ROM. The business combination was accounted for as a pooling-of-interests. The stockholders' equity and operations of Pro CD were not material in relation to those of the Company. As such, the Company recorded the combination by restating stockholders' equity as of April 1, 1996, without restating prior years' financial statements to reflect the pooling-of-interests. At April 1, 1996 Pro CD's liabilities exceeded its assets by $1.8 million.
     Also in April, 1996, the Company acquired the assets of Direct Media/DMI, Inc. ("DMI") for $25 million and the assumption of certain liabilities of DMI. The $25 million purchase price is payable in three years, is partially collateralized by a letter of credit (see note 4), and may, at DMI's option, be paid in two million shares of Acxiom common stock in lieu of cash plus accrued interest. Headquartered in Greenwich, Connecticut, DMI provides list brokerage, management and consulting services to business-to-business and consumer list owners and mailers. At April 1, 1996 the liabilities assumed by the Company exceeded the fair value of the net assets acquired from DMI by approximately $1.0 million. The resulting excess of purchase price over fair value of net assets acquired is being amortized over its estimated economic life of 20 years. The acquisition has been accounted for as a purchase, and accordingly, the results of operations of DMI are included in the consolidated results of operations from the date of its acquisition.
     The purchase price for DMI has been allocated as follows (dollars in thousands):

Trade accounts receivable                                       $ 7,558
Property and equipment                                            2,010
Software                                                          3,500
Excess of cost over fair value of net assets acquired            25,993
Other assets 840
Short-term note payable to bank                                 (11,594)
Accounts payable and other liabilities                           (3,020)
Long-term debt                                                     (287)
                                                                 ------
                                                                $25,000
                                                                 ======

Effective October 1, 1997, the Company acquired 100% ownership of MultiNational Concepts, Ltd. ("MultiNational") and Catalog Marketing Services, Inc. (d/b/a Shop the World by Mail), entities under common control (collectively "STW"). Total consideration was $4.6 million (net of cash acquired) and other cash consideration based on the future performance of STW. MultiNational, headquartered in Hoboken, New Jersey, is an international mailing list and database maintenance provider for consumer catalogers interested in developing foreign markets. Shop the World by Mail, headquartered in Sarasota, Florida, provides cooperative customer acquisition programs, and also produces an international catalog of catalogs whereby end-customers in over 60 countries can order catalogs from around the world.
     Also effective October 1, 1997, the Company acquired Buckley Dement, L.P. and its affiliated company, KM Lists, Incorporated (collectively "Buckley Dement"). Buckley Dement, headquartered in Skokie, Illinois, provides list brokerage, list management, promotional mailing and fulfillment, and merchandise order processing to pharmaceutical, health care, and other commercial customers. Total consideration was $14.2 million (net of cash acquired) and other cash consideration based on the future performance of Buckley Dement.

     Both the Buckley Dement and STW acquisitions are accounted for as purchases and their operating results are included with the Company's results beginning October 1, 199ZThe purchase price for the two acquisitions exceeded the fair value of net assets acquired by $12.6 million and $5.2 million for Buckley Dement and STW, respectively. The resulting excess of cost over net assets acquired is being amortized over its estimated economic life of 20 years. The pro forma combined results of operations, assuming the acquisitions occurred at the beginning of the fiscal year, are not materially different than the historical results of operations reported.

(14) Dispositions
Effective August 22, 1997, the Company sold certain assets of its Pro CD subsidiary to a wholly-owned subsidiary of American Business Information, Inc. ("ABI"). ABI acquired the retail and direct marketing operations of Pro CD, along with compiled telephone book data for aggregate cash proceeds of $18.0 million, which included consideration for a compiled telephone book data license. The Company also entered into a data license agreement with ABI under which the Company will pay ABI $8.0 million over a two-year period, and a technology and data license agreement under which ABI will pay the Company $8.0 million over a two-year period. In conjunction with the sale to ABI, the Company also recorded certain valuation and contingency reserves. Included in other income is the gain on disposal related to this transaction of $855,000.

(15) Fair Value of Financial Instruments
The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value.
     Cash and cash equivalents, trade receivables, short-term borrowings, and trade payables - The carrying amount approximates fair value because of the short maturity of these instruments.
     Long-term debt - The interest rate on the revolving credit agreement is adjusted for changes in market rates and therefore the carrying value of the credit agreement approximates fair value. The estimated fair value of other long-term debt was determined based upon the present value of the expected cash flows considering expected maturities and using interest rates currently available to the Company for long-term borrowings with similar terms. At March 31, 1998 the estimated fair value of long-term debt approximates its carrying value.

(16) Selected Quarterly Financial
The table below sets forth selected financial information for each quarter of the last two years (dollars in thousands, except per share amounts):

                          1st quarter  2nd quarter   3rd quarter   4th quarter
1998:
  Revenue                         $100,327    $109,966    $120,692    $134,080
  Income from operations             9,634      13,508      18,688      17,615
  Net earnings                       5,313       8,365      11,206      10,713
  Basic earnings per share             .11         .16         .21         .20
  Diluted earnings per share           .09         .14         .19         .18

1997:
  Revenue                         $ 93,953    $ 97,547    $104,534    $105,982
  Income from operations             8,618      11,754      15,238      13,717
  Net earnings                       4,245       6,263       8,863       8,141
  Basic earnings per share             .09         .12         .17         .16
  Diluted earnings per share           .07         .11         .15         .14

(This page corresponds with page 40 of the Company's Annual Report.)

Market Information

Per share data is restated to reflect a stock split during fiscal 1997.

Stock Prices
The Company's Common Stock is traded on the national Market System of Nasdaq under the symbol "ACXM." The following table sets forth for the periods indicated the high and low closing sale prices of the Common Stock.

Fiscal 1998                     High           Low
  Fourth Quarter              $25 3/4        $18 3/4
  Third Quarter                19 1/4         14 1/8
  Second Quarter               21 1/8         17 1/8
  First Quarter                20 5/8         11 1/8

Fiscal 1997                     High           Low
  Fourth Quarter              $24            $14 3/8
  Third Quarter                25             18 5/8
  Second Quarter               20 5/8         15 7/8
  First Quarter                17 7/8         11 15/16

During the period beginning April 1, 1998, and ending May 13, 1998, the high closing sales price per share for the Company's Common Stock as reported by Nasdaq was $255/8 and the low closing sales price per share was $221/2.
On May 13, 1998, the closing price per share was $243/8.

Shareholders of Record
The approximate number of shareholders of record of the Company's Common Stock as of May 13, 1998, was 1,617.

Dividends
The Company has never paid cash dividends on its Common Stock. The Company presently intends to retain earnings to provide funds for its business operations and for the expansion of its business. Thus, it does not anticipate paying cash dividends in the foreseeable future.

EXHIBIT 21

                           SUBSIDIARIES OF THE COMPANY

                                U.S. SUBSIDIARIES

         Name                    Incorporated In         Doing Business As


Acxiom Asia, Ltd.                   Arkansas          Acxiom Asia, Ltd.

Acxiom CDC, Inc.                    Arkansas          Acxiom CDC, Inc.

Acxiom Children's Center, Inc.      Arkansas          Acxiom Children's Center,
                                                        Inc.

Acxiom/Direct Media, Inc.           Arkansas          Acxiom/Direct Media, Inc.

Acxiom Great Lakes Data Center,
  Inc.                              Arkansas          Acxiom Great Lakes Data
                                                        Center, Inc.

Acxiom Leasing Corporation          Arkansas          Acxiom Leasing Corporation

Acxiom RM-Tools, Inc.               Arkansas          Acxiom RM-Tools, Inc.

Acxiom RTC, Inc.                    Delaware          Acxiom RTC, Inc.

Acxiom SDC, Inc.                    Arkansas          Buckley Dement, an Acxiom
                                                        Company

Acxiom Transportation Services,
  Inc.                              Arkansas          ATS; Conway Aviation, Inc.

BSA, Inc.                          New Jersey         MultiNational Concepts,
                                                        Ltd;
                                                      KM Lists Incorporated

Catalog Marketing Services, Inc.    Florida           Shop the World by Mail

DQ Investment Corporation*         California         AccuDat

DataQuick Information Systems      California         Acxiom/DataQuick Products
                                                        Group

Modern Mailers, Inc.*               Delaware          Acxiom Mailing Services

Pro CD, Inc.                        Delaware          Data By Acxiom

                           INTERNATIONAL SUBSIDIARIES

         Name                    Incorporated In         Doing Business As

Acxiom Limited                   United Kingdom       Acxiom Limited

Generator Datamarketing
  Limited                        United Kingdom       Generator Datamarketing
                                                        Limited

Marketlead Services, Ltd.        United Kingdom       N/A
  (Agency company of Acxiom
  Limited)

Southwark Computer Services,
  Ltd. (Agency company of        United Kingdom       N/A
  Acxiom Limited)

Normadress                           France           Normadress

* Inactive

EXHIBIT 23

The Board of Directors
Acxiom Corporation

We consent to incorporation by reference in the registration statements (No. 33-17115, No. 33-37609, No. 33-37610, No. 33-42351, No. 33-72310, No. 33-72312,
No. 33-63423 and No. 333-03391 on Form S-8) of Acxiom Corporation of our report dated May 8, 1998, relating to the consolidated balance sheets of Acxiom Corporation and subsidiaries as of March 31, 1998 and 1997, and the related consolidated statements of earnings, stockholders' equity and cash flows for each of the years in the three-year period ended March 31, 1998 which is incorporated by reference in the March 31, 1998 annual report on Form 10-K of Acxiom Corporation. We also consent to incorporation by reference in the above-mentioned registration statements of our report dated May 8, 1998 relating to the consolidated financial statement schedule, which report appears in the March 31, 1998 annual report on Form 10-K of Acxiom Corporation.

/s/  KPMG Peat Marwick LLP

Little Rock, Arkansas
June 19, 1998

EXHIBIT 24

                                POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that the undersigned officer of Acxiom Corporation, a Delaware corporation (the "Company"), does hereby constitute and appoint Catherine L. Hughes as his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution for him and in his name, place and stead, in his capacity as the principal accounting officer of the Company, to sign the Company's Annual Report on Form 10-K for the year ended March 31, 1998, together with any amendments thereto, and to file the same, together with any exhibits and all other documents related thereto, with the Securities and Exchange Commission, granting to said attorney-in-fact and agent, full power and authority to do and perform each and any act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as the undersigned might or could do in person, duly ratifying and confirming all that said attorney-in-fact and agent may lawfully do or cause to be done by virtue of the power herein granted.

     IN WITNESS WHEREOF, the undersigned has hereunto set his hand this date.

Signature:


/s/ Robert S. Bloom
----------------------------------
Robert S. Bloom

Date:  June 2, 1998

                                POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that the undersigned director of Acxiom Corporation, a Delaware corporation (the "Company"), does hereby constitute and appoint Catherine L. Hughes and/or Robert S. Bloom as her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution for her and in her name, place and stead, in her capacity as a director of the Company, to sign the Company's Annual Report on Form 10-K for the year ended March 31, 1998, together with any amendments thereto, and to file the same, together with any exhibits and all other documents related thereto, with the Securities and Exchange Commission, granting to said attorneys-in-fact and agents, full power and authority to do and perform each and any act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as the undersigned might or could do in person, duly ratifying and confirming all that said attorneys-in-fact and agents may lawfully do or cause to be done by virtue of the power herein granted.

     IN WITNESS WHEREOF, the undersigned has hereunto set her hand this date.

Signature:


/s/ Ann H. Die
----------------------------------
Dr. Ann H. Die

Date:  May 20, 1998

                                POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that the undersigned director of Acxiom Corporation, a Delaware corporation (the "Company"), does hereby constitute and appoint Catherine L. Hughes and/or Robert S. Bloom as his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution for him and in his name, place and stead, in his capacity as a director of the Company, to sign the Company's Annual Report on Form 10-K for the year ended March 31, 1998, together with any amendments thereto, and to file the same, together with any exhibits and all other documents related thereto, with the Securities and Exchange Commission, granting to said attorneys-in-fact and agents, full power and authority to do and perform each and any act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as the undersigned might or could do in person, duly ratifying and confirming all that said attorneys-in-fact and agents may lawfully do or cause to be done by virtue of the power herein granted.

     IN WITNESS WHEREOF, the undersigned has hereunto set his hand this date.

Signature:


/s/ William Dillard II
----------------------------------
William T. Dillard II

Date:  May 18, 1998

                                POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that the undersigned director of Acxiom Corporation, a Delaware corporation (the "Company"), does hereby constitute and appoint Catherine L. Hughes and/or Robert S. Bloom as his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution for him and in his name, place and stead, in his capacity as a director of the Company, to sign the Company's Annual Report on Form 10-K for the year ended March 31, 1998, together with any amendments thereto, and to file the same, together with any exhibits and all other documents related thereto, with the Securities and Exchange Commission, granting to said attorneys-in-fact and agents, full power and authority to do and perform each and any act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as the undersigned might or could do in person, duly ratifying and confirming all that said attorneys-in-fact and agents may lawfully do or cause to be done by virtue of the power herein granted.

     IN WITNESS WHEREOF, the undersigned has hereunto set his hand this date.

Signature:


/s/ Harry C. Gambill
----------------------------------
Harry C. Gambill

Date:  May 20, 1998

                                POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that the undersigned director and officer of Acxiom Corporation, a Delaware corporation (the "Company"), does hereby constitute and appoint Catherine L. Hughes and/or Robert S. Bloom as his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution for him and in his name, place and stead, in his capacity as a director and principal financial officer of the Company, to sign the Company's Annual Report on Form 10-K for the year ended March 31, 1998, together with any amendments thereto, and to file the same, together with any exhibits and all other documents related thereto, with the Securities and Exchange Commission, granting to said attorneys-in-fact and agents, full power and authority to do and perform each and any act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as the undersigned might or could do in person, duly ratifying and confirming all that said attorneys-in-fact and agents may lawfully do or cause to be done by virtue of the power herein granted.

     IN WITNESS WHEREOF, the undersigned has hereunto set his hand this date.

Signature:


/s/ Rodger S. Kline
----------------------------------
Rodger S. Kline

Date:  May 20, 1998

                                POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that the undersigned director and officer of Acxiom Corporation, a Delaware corporation (the "Company"), does hereby constitute and appoint Catherine L. Hughes and/or Robert S. Bloom as his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution for him and in his name, place and stead, in his capacity as a director and principal executive officer of the Company, to sign the Company's Annual Report on Form 10-K for the year ended March 31, 1998, together with any amendments thereto, and to file the same, together with any exhibits and all other documents related thereto, with the Securities and Exchange Commission, granting to said attorneys-in-fact and agents, full power and authority to do and perform each and any act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as the undersigned might or could do in person, duly ratifying and confirming all that said attorneys-in-fact and agents may lawfully do or cause to be done by virtue of the power herein granted.

     IN WITNESS WHEREOF, the undersigned has hereunto set his hand this date.

Signature:


/s/ Charles D. Morgan
----------------------------------
Charles D. Morgan

Date:  May 20, 1998

                                POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that the undersigned director of Acxiom Corporation, a Delaware corporation (the "Company"), does hereby constitute and appoint Catherine L. Hughes and/or Robert S. Bloom as his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution for him and in his name, place and stead, in his capacity as a director of the Company, to sign the Company's Annual Report on Form 10-K for the year ended March 31, 1998, together with any amendments thereto, and to file the same, together with any exhibits and all other documents related thereto, with the Securities and Exchange Commission, granting to said attorneys-in-fact and agents, full power and authority to do and perform each and any act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as the undersigned might or could do in person, duly ratifying and confirming all that said attorneys-in-fact and agents may lawfully do or cause to be done by virtue of the power herein granted.

     IN WITNESS WHEREOF, the undersigned has hereunto set his hand this date.

Signature:


/s/ Robert A. Pritzker
----------------------------------
Robert A. Pritzker

Date:  June 5, 1998

                                POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that the undersigned director of Acxiom Corporation, a Delaware corporation (the "Company"), does hereby constitute and appoint Catherine L. Hughes and/or Robert S. Bloom as his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution for him and in his name, place and stead, in his capacity as a director of the Company, to sign the Company's Annual Report on Form 10-K for the year ended March 31, 1998, together with any amendments thereto, and to file the same, together with any exhibits and all other documents related thereto, with the Securities and Exchange Commission, granting to said attorneys-in-fact and agent, full power and authority to do and perform each and any act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as the undersigned might or could do in person, duly ratifying and confirming all that said attorneys-in-fact and agents may lawfully do or cause to be done by virtue of the power herein granted.

     IN WITNESS WHEREOF, the undersigned has hereunto set his hand this date.

Signature:


/s/ Walter V. Smiley
----------------------------------
Walter V. Smiley

Date:  May 20, 1998

                                POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that the undersigned director and officer of Acxiom Corporation, a Delaware corporation (the "Company"), does hereby constitute and appoint Catherine L. Hughes and/or Robert S. Bloom as his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution for him and in his name, place and stead, in his capacity as a director and officer of the Company, to sign the Company's Annual Report on Form 10-K for the year ended March 31, 1998, together with any amendments thereto, and to file the same, together with any exhibits and all other documents related thereto, with the Securities and Exchange Commission, granting to said attorneys-in-fact and agents, full power and authority to do and perform each and any act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as the undersigned might or could do in person, duly ratifying and confirming all that said attorneys-in-fact and agents may lawfully do or cause to be done by virtue of the power herein granted.

     IN WITNESS WHEREOF, the undersigned has hereunto set his hand this date.

Signature:


/s/ James T. Womble
----------------------------------
James T. Womble

Date:  May 20, 1998

                              UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                          Washington, D. C. 20549

                                FORM 10-K/A
                             (AMENDMENT NO. 1)

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended March 31, 1998

                                     OR

[  ]  TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
      EXCHANGE ACT OF 1934

           For the transition period from __________ to __________.

                       Commission file number 0-13163

                             ACXIOM CORPORATION
           (Exact name of registrant as specified in its charter)


                  DELAWARE                                   71-0581897
       (State or other jurisdiction of                     (I.R.S. Employer
        incorporation or organization)                    Identification No.)

     P.O. BOX 2000, 301 INDUSTRIAL BOULEVARD, CONWAY, ARKANSAS 72033-2000
               (Address of principal executive offices         (Zip Code)

                                (501) 336-1000
             (Registrant's telephone number, including area code)

       Securities registered pursuant to Section 12(b) of the Act: None

         Securities registered pursuant to Section 12(g) of the Act:

                        Common Stock, $.10 Par Value
                              (Title of Class)

                      Preferred Stock Purchase Rights
                              (Title of Class)

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange
Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been
subject to such filing requirements for the past 90 days.  Yes  X   No___

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [X]

The aggregate market value of the voting stock held by non-affiliates of the registrant, based upon the closing sale price of the registrant's Common Stock, $.10 par value per share, as of June 17, 1998 as reported on the Nasdaq National Market, was approximately $875,422,220. (For purposes of determination of the above stated amount only, all directors, officers and 10% or more shareholders of the registrant are presumed to be affiliates.)

The number of shares of Common Stock, $.10 par value per share, outstanding as of June 17, 1998 was 52,479,289.

      This Amendment No. 1 amends and supplements the Annual Report for the fiscal year ended March 31, 1998 on Form 10-K, filed with the Securities and Exchange Commission (the "Commission") on June 23, 1998 (the "Form 10-K"), of Acxiom Corporation, a Delaware corporation (the "Company"). Capitalized terms used herein shall have the definitions set forth in the Form 10-K unless otherwise provided herein.

      Part III of the Form 10-K is hereby amended and supplemented by deleting it in its entirety and replacing it with the following:


                                  PART III

ITEM 10.          DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

CURRENT DIRECTORS, NOMINEES AND EXECUTIVE OFFICERS

            The following table provides information as of March 31, 1998 with respect to each of the Company's directors, director nominees, and executive officers.

                      DIRECTORS AND DIRECTOR NOMINEES


                                                                     Served as
                                                                    Officer or
                                                                    Director of
                                                                    the Company
        Name            Age                Position                    since

   NOMINEES FOR TERMS EXPIRING AT THE 2001 ANNUAL MEETING OF SHAREHOLDERS

Rodger S. Kline...... 55      Director, Operations Leader                1975
Robert A. Pritzker... 71      Director                                   1994
James T. Womble...... 55      Director, Division Leader                  1975

            TERMS EXPIRING AT THE 2000 ANNUAL MEETING OF SHAREHOLDERS

Dr. Ann H. Die....... 53      Director                                   1993
Charles D. Morgan.... 55      Chairman of the Board and Company          1975
                              Leader

            TERMS EXPIRING AT THE 1999 ANNUAL MEETING OF SHAREHOLDERS

William T. Dillard II 53      Director                                   1988
Harry C. Gambill..... 52      Director                                   1993
Walter V. Smiley .... 60      Director                                   1983

                          OTHER EXECUTIVE OFFICERS

C. Alex Dietz........ 55      Division Leader                            1979
Paul L. Zaffaroni.... 51      Division Leader                            1990
Jerry C. D. Ellis.... 48      Division Leader                            1991
Robert S. Bloom...... 42      Financial Leader                           1992

            Rodger S. Kline, 55, joined the Company in 1973. He has been a director since 1975, and serves as the Company's Treasurer and Chief Operating Officer (Operations Leader). Prior to joining the Company, Mr. Kline was employed by IBM Corporation. Mr. Kline holds an electrical engineering degree from the University of Arkansas.

            Robert A. Pritzker, 71, was appointed to fill a newly created position on the Board of Directors in 1994 and was elected as a director in 1996. Since before 1992, Mr. Pritzker has been a director and the Chairman of Trans Union Corporation, a company engaged in the business of providing consumer credit reporting services ("TransUnion"), a director and the President of each of Union Tank Car Company, a company principally engaged in the leasing of railway tank cars and other railcars, and Marmon Holdings, Inc., a holding company of diversified manufacturing and services businesses. Mr. Pritzker is also a director of Hyatt Corporation, a company which owns and operates domestic and international hotels, and a director of Southern Peru Copper Corporation, a company which mines, smelts, refines and markets copper. Mr. Pritzker holds an industrial engineering degree from the Illinois Institute of Technology. See "Security Ownership of Certain Beneficial Owners and Management" and "Certain Transactions."

            James T. Womble, 55, joined the Company in 1974. He has been a director since 1975, and serves as one of the Company's four division leaders. Prior to joining the Company, Mr. Womble was employed by IBM Corporation. Mr. Womble holds a degree in civil engineering from the University of Arkansas.

            Dr. Ann H. Die, 53, was elected as a director in 1993. She has served as President of Hendrix College in Conway, Arkansas since 1992. She is a member of the Board of Directors of the National Merit Scholarship Corporation, the Pritzker Foundation for Independent Higher Education, and the American Council on Education. She is Past Chair of the Board of Directors of the National Association of Independent Colleges and Universities. Prior to coming to Hendrix, she served as Dean of the H. Sophie Newcomb Memorial College and Associate Provost at Tulane University. Dr. Die graduated summa cum laude from Lamar University, earned a master's degree from the University of Houston and a Ph.D. in Counseling Psychology from Texas A&M University.

            Charles D. Morgan, 55, joined the Company in 1972. He has been Chairman of the Board of Directors since 1975, and serves as Company Leader. He was employed by IBM Corporation prior to joining the Company. Mr. Morgan is also a director of Fairfield Communities, Inc. Mr. Morgan holds a mechanical engineering degree from the University of Arkansas.

            William T. Dillard II, 53, was elected as a director in 1988. He has served since 1968 as a member of the Board of Directors and since 1977 as President and Chief Operating Officer of Dillard's, Inc. of Little Rock, Arkansas, a regional chain of traditional department stores with 270 retail outlets in 27 states in the Southeast, Southwest and Midwest areas of the United States. In addition to Dillard's, Inc., Mr. Dillard is also a director of Barnes & Noble, Inc. and Simon Debartolo Group, Inc. He holds a master's degree in business administration from Harvard University and a bachelor's degree in the same field from the University of Arkansas.

            Harry C. Gambill, 52, was appointed to fill a vacancy on the Board of Directors in 1992 and was elected as a director in 1993. He is a director and has held the positions of Chief Executive Officer and President of Trans Union since April 1992. Mr. Gambill joined Trans Union in 1985 as Vice President/General Manager of the Chicago Division. In 1987 he was named Central Region Vice President. In 1990, he was named President of Transaction, and assumed the added title of President of TransMark in 1991. Mr. Gambill is also a director of Associated Credit Bureaus and the International Credit Association. He holds degrees in business administration and economics from Arkansas State University. See "Security Ownership of "Certain Owners and Management" and Certain Transactions."

            Walter V. Smiley, 60, was elected as a director in 1983. He served from 1968 until 1989 as Chairman of the Board of Directors and from 1968 until 1985 as Chief Executive Officer of Systematics, Inc., the predecessor of ALLTEL Information Services, Inc., an Arkansas based company which provides data processing services to financial institutions throughout the United States and abroad. Mr. Smiley currently owns and is President of Smiley Investment Corporation, a consulting and venture capital firm. Mr. Smiley is also a director of Southern Development Banc Corp. and Computer Language Research. He holds a master's degree in business administration and a bachelor's degree in industrial management from the University of Arkansas. Mr. Smiley resigned as a Director of the Company effective as of June 1, 1998; Mr. Smiley has not yet been replaced.

            C. Alex Dietz, 55, joined the Company in 1970 and served as a vice president until 1975. Between 1975 and 1979 he was an officer of a commercial bank responsible for data processing matters. Following his return to the Company in 1979, Mr. Dietz served as senior level officer of the Company and is presently one of the Company's four division leaders. Mr. Dietz holds a degree in electrical engineering from Tulane University.

            Paul L. Zaffaroni, 51, joined the Company in 1990. He serves as one of the Company's four division leaders. Prior to joining the Company, he was employed by IBM Corporation for 21 years, most recently serving as regional sales manager. Mr. Zaffaroni holds a degree in marketing from Youngstown State University.

            Jerry C. D. Ellis, 48, joined the Company in 1991 as managing director of the Company's U.K. operations. He serves as one of the Company's four division leaders. Prior to 1991, Mr. Ellis was employed for 22 years with IBM Corporation, serving most recently as assistant to the CEO of IBM's U.K. operations. Prior to that, Mr. Ellis served as branch manager of the IBM U.K. Public Sector division.

            Robert S. Bloom, 42, joined the Company in 1992 as chief financial officer. Prior to joining the Company, he was employed for six years with Wilson Sporting Goods Co. as chief financial officer of its international division. Prior to his employment with Wilson, Mr. Bloom was employed by Arthur Andersen & Co. for nine years, serving most recently as manager. Mr. Bloom, a Certified Public Accountant, holds a degree in accounting from the University of Illinois.

BOARD OF DIRECTORS' MEETINGS AND COMMITTEES

            The Board of Directors holds quarterly meetings to review significant developments affecting the Company and to act on matters requiring approval of the Board of Directors. The Board of Directors currently has three standing committees to assist it in the discharge of its responsibilities: an Audit Committee, a Compensation Committee and an Executive Committee. The Audit Committee, composed of outside directors Dr. Ann H. Die, William T. Dillard II, Harry C. Gambill, Robert A. Pritzker and Walter V. Smiley, reviews the reports of the auditors and has the authority to investigate the financial and business affairs of the Company. Messrs. Dillard and Smiley also serve on the Compensation Committee, which administers certain of the Company's employee benefit plans and approves the compensation paid to the Company's senior leaders. The Executive Committee is responsible for implementing the policy decisions of the Board. Current members of the Executive Committee are Messrs. Kline, Morgan and Womble.

            During the past fiscal year, the Board of Directors met four times, the Audit Committee met one time and the Compensation Committee met two times. Action pursuant to unanimous written consent in lieu of a meeting was taken one time by the Board of Directors, two times by the Compensation Committee and eleven times by the Executive Committee. All of the incumbent directors attended at least three-fourths of the aggregate number of meetings of the Board and of the committees on which they served during the past fiscal year except for Mr. Gambill.

            Walter V. Smiley, who served on the Audit Committee and the Compensation Committee for the fiscal year ended March 31, 1998 resigned as a director of the Company effective as of June 1, 1998, Mr. Smiley has not yet been replaced.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

            Section 16(a) of the Securities Exchange Act of 1934, as amended, requires the Company's executive officers, directors, and persons who own more than ten percent (10%) of a registered class of the Company's equity securities to file reports of ownership and changes in ownership with the Commission and the National Association of Securities Dealers, Inc. Such persons are required by Commission rules and regulations to furnish the Company with copies of all Section 16(a) forms they file.

            Additionally, Commission rules and regulations require that the Company identify any individuals for whom one of the referenced reports was not filed on a timely basis during the most recent fiscal year or prior fiscal years. To the Company's knowledge, based solely on its review of the copies of such forms received by it, or written representations from certain reporting persons that no other forms were required for those persons during and with respect to the fiscal year ended March 31, 1998, the Company believes that during the past fiscal year, all filing requirements applicable to its officers, directors, and greater than ten percent (10%) beneficial owners were met.

ITEM 11.    EXECUTIVE COMPENSATION

            Cash and Other Compensation. The following table sets forth, for the fiscal years indicated, the cash and other compensation provided by the Company and its subsidiaries to the Company Leader and each of the four most highly compensated members of the Company's leadership team (the "named individuals") in all capacities in which they served.

                         SUMMARY COMPENSATION TABLE

                                                              LONG TERM
                             ANNUAL COMPENSATION         COMPENSATION AWARDS
Name and                             Other Annual                   All Other
Principal                    Salary  Compensation     Options/     Compensation
Position               Year   ($)       ($)(1)         SARs(#)        ($)(2)

Charles D. Morgan,     1998  375,000    267,857           0           14,813
 Chairman of the       1997  325,000     63,476         33,545         8,239
 Board and Company     1996  304,167     84,021        101,163         7,327
 Leader

Rodger S. Kline        1998  250,000    178,571           0            9,869
  Operations Leader    1997  213,000     41,601         21,985         2,817
                       1996  196,833     54,221         66,301         4,801

James T. Womble        1998  202,000    126,250           0            7,829
  Division Leader      1997  183,500     35,340         18,900         5,329
                       1996  172,833     47,808         57,118         4,698

Paul L. Zaffaroni      1998  193,000    120,625           0            7,564
  Division Leader      1997  172,300     33,652         17,784         2,563
                       1996  161,633     36,772         53,632         3,822

C. Alex Dietz          1998  191,000    119,375           0            7,328
  Division Leader      1997  168,300     32,871         17,371         4,986
                       1996  158,467     43,831         52,387         4,562

- --------------------------

(1) This amount represents the named individuals' at-risk pay for each fiscal year. See discussion of At-Risk Base Pay below under "Report of Compensation Committee."

(2) This amount represents the Company's contribution on behalf of each named executive officer to the Company's 401(k) and SERP Plans.

            Stock Option Exercises and Holdings. The following table sets forth information concerning stock options exercised during the last fiscal year and stock options held as of the end of the last fiscal year by the named individuals.

           AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR AND
                          FY-END OPTION/SAR VALUES


                                     NUMBER OF SECURITIES
                                          UNDERLYING                        VALUE OF
                                         UNEXERCISED                  UNEXERCISED IN-THE-
                                       OPTIONS/SARS AT                 MONEY OPTIONS/SARS
                                            FY-END                          AT FY-END
                                     --------------------             --------------------
                    Shares
                   Acquired
                      on      Value
       Name        Exercise  Realized  EXERCISABLE   UNEXERCISABE    EXERCISABLE   UNEXERCISABLE
                      (#)      ($)         (#)                          ($)
------------------ --------- -------   -----------   ------------    -----------   -------------
Charles D. Morgan          0       0   297,654        310,929        4,994,892     3,803,473
RODGER S. KLINE            0       0   231,349        205,510        4,137,276     2,528,097
James T. Womble            0       0   174,215        181,633        2,946,118     2,271,617
Paul L. Zaffaroni      5,000  76,250   295,597        179,539        5,882,284     2,353,187
C. Alex Dietz              0       0   227,643        172,626        4,326,648     2,242,842

            Compensation of Directors. In January 1998, each outside director received 1,000 shares of unregistered common stock, $.10 par value, of the Company ("Common Stock") as an annual retainer fee. In addition, each outside director receives a $1,500 fee for each meeting he or she attends. Inside directors do not receive any additional compensation for their service as directors.

            Compensation Committee Interlocks and Insider Participation. The members of the Compensation Committee are William T. Dillard II and Walter
V. Smiley. No compensation committee interlocks exist with respect to the Board of Directors' Compensation Committee, nor do any present or past officers of the Company serve on the Compensation Committee. Walter V. Smiley, who served on the Compensation Committee for the fiscal year ended March 31, 1998 resigned as a director of the Company effective as of June
1, 1998, Mr. Smiley has not yet been replaced.

            Report of Compensation Committee. Decisions on compensation of the Company's leadership are made by the Compensation Committee of the Board of Directors. The members of the Compensation Committee are non-employee and outside directors pursuant to Commission rules and applicable Treasury regulations. Set forth below is a report submitted by William T. Dillard II and Walter V. Smiley, in their capacity as the Board of Directors' Compensation Committee, addressing the compensation policies for the Company's leadership team, for the individuals named in the tables above, and for Mr. Morgan.

            Compensation Policies. Compensation for the Company's leadership is based upon beliefs and guiding principles designed to align leadership compensation with business strategy, the Company's values and management initiatives. The plan is designed to:

   o Align the leaders' interests with the shareholders' and investors' interests.
   o    Motivate the leaders to achieve the highest level of performance.
   o Retain key leaders by linking executive compensation to the Company's performance.
   o Attract the best candidates through competitive, growth-oriented plans.

            The resulting compensation strategy is targeted to provide an overall level of compensation opportunity that is competitive within the markets in which the Company competes, as well as within a broader group of companies of comparable size and complexity. Actual compensation levels may eventually be greater than or less than the average competitive market levels, based upon the achievement of the Company, as well as upon individual performance. The Compensation Committee uses its discretion to set the parameters of the leadership compensation plan when, in its judgment, external, internal and/or individual circumstances warrant it. Increased orientation of leadership compensation policies toward long-term performance has been accompanied by increased utilization of objective performance criteria. See "Executive Compensation--Report of Compensation Committee--Components of Compensation."

            The Compensation Committee also endorses the position that stock ownership by management and stock-based performance compensation arrangements are beneficial in aligning management's and shareholders' interests and the enhancement of shareholder value. Thus, the Compensation Committee has also increasingly utilized these elements in the Company's compensation program for its leadership team.

            Components of Compensation. Compensation paid to the Company's leaders in fiscal 1998, the separate elements of which are discussed below, consisted of the following: not-at-risk base pay, at-risk base pay, and long-term incentive ("LTI") compensation granted under the Company's stock option plans. The Compensation Committee's increasing emphasis on tying pay to long-term performance criteria is reflected in a recent change to the Company's leadership compensation plan effective for fiscal 1998. The plan contains five possible compensation levels with overlapping ranges for base salaries, which provides flexibility in establishing appropriate compensation packages for the Company's leadership. The plan provides for increasingly large percentages of total compensation being weighted towards at-risk pay and, to an even greater degree, toward LTI compensation. The higher the compensation level, the greater the overall percentage of at-risk and LTI. Under the plan, the compensation for the Company's senior leaders, who participate in the top two levels of the plan, is as follows: not-at-risk base pay (35-40%); at-risk base pay (25%); and LTI compensation (35-40%). Under the previous plan, the maximum percentage of total compensation assignable to LTI was 35%.

           (i) Not-At-Risk Base Pay. Base pay levels are largely determined through market comparisons. Actual salaries are based on individual performance contributions within a salary range that has been established through job evaluation and the use of market surveys for comparable companies and positions. Base salaries for the Company's senior leadership were targeted in fiscal 1998 to represent 35-40% of total compensation, which includes the annual at-risk base pay and LTI compensation. For other corporate, group and business unit level leaders, base salaries were targeted at 40-70% of total compensation.

           (ii) At-Risk Base Pay. The at-risk base pay for all of the Company's leaders is funded after the Company achieves its earnings per share target. Attainment of targeted at-risk base pay is largely determined by using the EVA(R) (Economic Value Added) model. (EVA is a registered trademark of Stern Stewart & Co.) In fiscal 1998, at-risk base pay was targeted to represent 25% of total compensation for the senior leadership team and 15-25% for other corporate, group and business unit leaders. For fiscal 1998, the Company's diluted earnings per share goal was $.59 per share, which was exceeded by $.01.

          (iii) Long-Term Incentive Compensation. The Committee's LTI compensation plan is composed of awards of stock options designed to align long-term interests between the Company's leadership team and its shareholders and to assist in the retention of key people. During fiscal 1998, the long-term incentives were targeted to represent 35-40% of total compensation for senior leadership and 15-35% for other corporate, group and business unit leaders. Previously, in 1996, senior leadership members were awarded the equivalent of three years' worth of non-statutory stock options to induce them to adopt the long-term view of shareholders. One-fourth of the options awarded were priced at the then current market value, one-fourth were priced at a 50% premium over the then current market value, and the remaining one-half were priced at a 100% premium over the then current market value. The full value of the options cannot be realized until the price of Common Stock more than doubles from the fair market value on the date of grant. Senior leadership members will not be eligible for new grants of LTI options until 1999. The 1996 stock options vest incrementally over a nine-year period.

           The terms of all non-statutory LTI options granted on or after January 29, 1997 are 15 years (instead of ten, which was the standard term for both incentive and non-statutory options prior to January 29, 1997), and the exercise prices for all options granted on or after January 29, 1997 are: one-half at the fair market value on the date of grant, one-fourth at a 50% premium over market, and one-fourth at a 100% premium over market. Options will continue to vest incrementally over nine years from the date of grant.

           (iv) Supplemental Executive Retirement Plan. All members of the Company's leadership team are eligible to participate in the Supplemental Executive Retirement Plan ("SERP"), which was adopted in fiscal 1996, by contributing up to 15% of their pretax income into the plan. The Company matches at a rate of $.50 on the dollar up to the first 6% of the leadership team members' combined contributions under both the SERP and the Company's 401K Retirement Plan. The Company's match is paid in Common Stock. On May 20, 1998, the Board of Directors approved an amendment to the SERP which will allow participants to contribute up to 100% of their pretax income into the plan.

           (v) Other Compensation Plans. The Company maintains certain broad-based employee benefit plans in which leadership team members are permitted to participate on the same terms as non-leadership team associates who meet applicable eligibility criteria, subject to any legal limitations on the amounts that may be contributed or the benefits that may be payable under the plans.

            Mr. Morgan's Compensation. In fiscal 1998, the Company's revenue and earnings increased 16% and 29% respectively, a record year in both revenue and earnings for the Company. Additionally, the return on shareholders' equity for fiscal 1998 was 20.4%, in line with the Company's goal of achieving a 20% return. The Company's stock price increased 78% over the prior year, compared to a 52% increase in the NASDAQ National Market - U.S. Index and a 75% increase in the NASDAQ Stock Market - Computer and Data Processing Index over the same period. In the prior year, the Company's revenue and earnings increased 49% and 51% respectively, return on shareholders' equity increased from 16.5% to 20.3%, and the stock price rose 20%, compared to an 11% increase in the NASDAQ National Market - U.S. Index and a 10% increase in the NASDAQ National Market - Computer and Data Processing Index over the same period.

            Because of the Company's performance and Mr. Morgan's performance in fiscal 1997, Mr. Morgan's fiscal 1998 base pay was increased by 15% over fiscal 1997. His base pay for fiscal 1999 was increased 29% over fiscal 1998. This increase was due in part to the success of the Company in fiscal 1998, and in part as the first of four proposed annual increases designed to make the salaries of Mr. Morgan (and other Company leaders) competitive with comparable market compensation (i.e., within the 75th percentile of competitive companies) by the end of the four-year adjustment period.

            In fiscal 1998, the Company's earnings per share results and the Company's EVA attained were the primary criteria for determining the at-risk base pay earned by Mr. Morgan. All of Mr. Morgan's at-risk payments were made in cash. See "Executive Compensation--Cash and Other Compensation" for discussion of Other Annual Compensation for Mr. Morgan.

            In 1996, Mr. Morgan received non-statutory stock options under the Company's LTI plan described above which consisted of a three-year grant of non-statutory stock options, with exercise prices as follows: one-fourth at the then current market price, one-fourth at a 50% premium over market, and the remaining one-half at a 100% premium over market. The purpose of the 1996 grant was to further encourage Mr. Morgan's long-term performance while aligning his interests with those of the Company's other shareholders with regard to the performance of Common Stock. Mr. Morgan will not be eligible for another LTI grant until 1999.

            Omnibus Budget Reconciliation Act of 1993. The Omnibus Budget Reconciliation Act of 1993 ("OBRA") generally prevents public corporations from deducting as a business expense that portion of the compensation paid to the named individuals in the above Summary Compensation Table that exceeds $1,000,000. However, this deduction limit does not apply to "performance-based compensation" paid pursuant to plans approved by shareholders. The Board of Directors has modified its compensation plans so as to comply with OBRA and thereby retain the deductibility of executive compensation, and it is the Company's intention to continue to monitor its compensation plans to comply with OBRA in the future.

ITEM 12.           SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
                           OWNERS AND MANAGEMENT

             The following table sets forth certain information as to the shares of Common Stock beneficially owned as of May 11, 1998, by (a) each person who, as far as the Company has been able to ascertain, beneficially owned more than five percent of the Common Stock, (b) each director, (c) each of the five most highly compensated executive officers of the Company, and (d) all directors and executive officers of the Company as a group.


                                                NUMBER OF
                                                SHARES OF          PERCENT OF
                                               COMMON STOCK       COMMON STOCK
NAME OF BENEFICIAL OWNER OR IDENTITY              OWNED           OUTSTANDING
OF GROUP                                       BENEFICIALLY
--------------------------------------------   ----------------   --------------
William Blair & Company...................     5,310,950(1)          10.1%
222 West Adams Street
Chicago, IL 60606
Charles D. Morgan.........................     4,112,419(2)           7.8%
P.O. Box 2000
Conway, AR 72033-2000
Trans Union Corporation...................     4,002,000(3)           7.6%
555 West Adams Street
Chicago, IL 60661
The Pritzker Foundation...................     3,921,000(4)           7.5%
200 W. Madison Street
Suite 3800
Chicago, IL 60606
Brown Capital Management, Inc.............     3,800,000(5)           7.2%
809 Cathedral Street
Baltimore, MD  21201
T. Rowe Price Associates, Inc.............     3,644,220(1)           6.9%
P.O. Box 89000
Baltimore, MD 21289
Dr. Ann H. Die............................        10,655               *
C. Alex Dietz.............................      434,488(6)             *
William T. Dillard II.....................        19,000               *
Harry C. Gambill..........................         0(7)                *
Rodger S. Kline...........................     1,870,598(8)           3.6%
Robert A Pritzker.........................       3,000(9)              *
Walter V. Smiley..........................       124,000               *
James T. Womble...........................    1,544,877(10)           2.9%
Paul Zaffaroni............................     308,466(11)             *
All directors, nominees and executive
officers,                                     8,583,086(12)          16.4%
   as a group (12 persons)................


*  Denotes less than 1%.

(1) Based on information contained in a Form 13G filed with the Commission on February 17, 1994.

(2) Includes 297,654 shares subject to currently exercisable options, of which 270,246 are in the money.

(3) Includes 4,000,000 shares of Common Stock subject to warrant (the "Warrant") held by Trans Union and 2,000 shares of Common Stock transferred to Trans Union by Harry C. Gambill, Chief Executive Officer and President of Trans Union. Under the terms of the Warrant, Trans Union has the right to purchase up to 4,000,000 shares of Common Stock, at exercise prices ranging from $2.8125 to $3.5625 per share; however, the total number of actual shares of Common Stock acquired by Trans Union (excluding the shares of Common Stock acquired from Mr. Gambill and shares of Common Stock acquired by Trans Union on the open market) may not exceed 10% of the Company's then issued and outstanding Common Stock. Including the shares of Common Stock which may presently be acquired by Trans Union under the Warrant, but excluding the shares of Common Stock transferred to Trans Union from Mr. Gambill, Trans Union beneficially owns approximately 4,000,000 shares of Common Stock, which would be 7.6% of the Company's then issued and outstanding Common Stock following issuance of the Warrant shares. See "Certain Transactions."

(4) Includes 1,921,000 shares of Common Stock acquired by the Pritzker Foundation, an Illinois not for profit corporation, from Trans Union, and 2,000,000 shares of Common Stock acquired by the Pritzker Foundation from Marmon Industrial Corporation, the owner of all of Trans Union's common stock. Each of the acquisitions was made by the Pritzker Foundation on May 30, 1997.

(5) Based on information provided by a representative of Brown Capital Management, Inc.

(6) Includes 1,990 shares of Common Stock held by Mr. Dietz's wife and 257,123 shares of Common Stock subject to currently exercisable options (29,480 of which are held by Mrs. Dietz), of which 241,847 are in the money.

(7) See footnote (3) above regarding shares of the Common Stock beneficially owned by Trans Union. Mr. Gambill, who is an officer and director of Trans Union, disclaims beneficial ownership of such shares of Common Stock.

(8) Includes 231,349 shares subject to currently exercisable options, of which 213,386 are in the money.

(9) See footnote (3) above regarding shares of Common Stock beneficially owned by Trans Union. Mr. Pritzker, who is an officer and director of Trans Union, disclaims beneficial ownership of such shares of Common Stock. The 3,000 shares of Common Stock were issued to Mr. Pritzker as an annual retainer for serving on the Board of Directors. See "Executive Compensation--Compensation of Directors." Of these, 1,000 shares of Common Stock are owned by Mr. Pritzker's wife; however, Mr. Pritzker is deemed to beneficially own such shares of Common Stock.

(10) Includes 174,215 shares of Common Stock subject to currently exercisable options, of which 158,740 are in the money.

(11) Includes 295,597 shares of Common Stock subject to currently exercisable options, of which 281,067 are in the money.

(12) Includes 1,393,409 shares of Common Stock subject to currently exercisable options, of which 1,291,795 are in the money.

ITEM 13.          CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

            On January 5, 1996, the Company leased an aircraft from MorAir, Inc., a corporation controlled by Charles D. Morgan, the Company's Chairman and Company Leader, for $66,385 per month, plus maintenance and insurance. The term of this aircraft lease expires January 4, 2001. The terms of the lease have been found by the Board of Directors to be as good or better than those which could have been obtained from an unrelated third party.

            In March 1998, the Company began using the temporary staffing services of the national staffing firm, Norrell Staffing Services, Inc. ("Norrell"), for its strategic staffing and contingency workforce needs. Susie P. Morgan, wife of Charles D. Morgan, Chairman of the Board and Company Leader of the Company, owns the Little Rock, Arkansas franchise (the "Franchise") of Norrell. It is anticipated that the total annual fees to be received by the Franchise from Norrell, based on payments to be made by the Company to Norrell, will be approximately $150,000. The majority of such fees will be used to offset the expenses of the Franchise.

            In accordance with the Data Center Management Agreement dated July 27, 1992 (the "DCM Agreement") between the Company and Trans Union, which became effective on August 31, 1992, the Company (through its subsidiary, Acxiom CDC, Inc.) acquired all of Trans Union's interest in its Chicago data center and agreed to provide Trans Union with various data center management services. The term of the DCM Agreement, as amended, expires in 2005.

            In connection with the DCM Agreement, on August 31, 1992, the Company issued 1,920,000 shares of Common Stock to Trans Union (the
"Initial Shares of Common Stock"), subject to certain "put" and "call" provisions. Pursuant to a subsequent amendment, Trans Union relinquished its right to cause the Company to repurchase the Initial Shares of Common Stock, and the Company relinquished its right to call the shares of Common Stock. On August 31, 1992, the Company also issued a warrant (the "Warrant") to Trans Union to purchase up to 4,000,000 additional shares of Common
Stock prior to August 31, 2000, at exercise prices ranging from $2.9125 per share to $3.5625 per share. In addition, effective October 26, 1994, the Company and Trans Union's parent company, Marmon Industrial Corporation ("MIC"), entered into a stock purchase agreement pursuant to which the Company agreed to sell, and MIC agreed to buy, 2,000,000 shares of Common Stock from the Company (the "Additional Shares of Common Stock") for $5.98 per share. The purchase price of the Additional Shares of Common Stock was established on August 31, 1994 pursuant to a letter agreement between the Company and Trans Union. On May 30, 1997, Trans Union transferred the Initial Shares of Common Stock (together with an additional 1,000 shares of Common Stock it had previously acquired from Mr. Gambill) to the Pritzker Foundation, an Illinois not for profit corporation. Also on that date, MIC transferred the Additional Shares of Common Stock to the Pritzker Foundation. As a result of such transfers, the Pritzker Foundation owns an aggregate of 3,921,000 shares of Common Stock, or approximately 7.5% of the Company's issued and outstanding shares of Common Stock.

            Upon acquisition of the 4,000,000 shares of Common Stock which could currently be purchased under the Warrant, Trans Union would beneficially own approximately 7.6% of the Company's issued and outstanding shares of Common Stock. The amount of stock which may be purchased by Trans Union under the Warrant is limited so that the total shares of Common Stock acquired under the Warrant and the DCM Agreement may not exceed 10% of the Company's then issued and outstanding Common Stock. Based upon the number of shares of Common Stock currently issued and outstanding, Trans Union would be able to purchase approximately 3,700,000 shares of Common Stock under the Warrant. Trans Union retains the right, however, to acquire additional shares of Common Stock on the open market, which do not count towards the 10% limit under the Warrant. In addition, pursuant to the DCM Agreement, Trans Union has preemptive rights whereby it may, under certain circumstances, purchase shares of Common Stock in the event the Company issues additional shares of Common Stock. Such preemptive rights provide Trans Union with the ability to maintain its percentage ownership of Common Stock acquired pursuant to the DCM Agreement. Trans Union does not have any preemptive rights with respect to the issuance by the Company of shares of Common Stock pursuant to the May & Speh merger.

            Pursuant to a letter agreement dated July 27, 1992, which was executed in connection with the DCM Agreement, the Company agreed to use its best efforts to cause one person designated by Trans Union to be elected to the Board of Directors. Trans Union designated its CEO and President, Harry C. Gambill, who was appointed to fill a vacancy on the Board in November 1992 and was elected at the 1993 Annual Meeting of Shareholders to serve a three-year term. He was elected to serve a second three-year term at the 1996 Annual Meeting. Pursuant to a second letter agreement dated August 31, 1994, which was executed in connection with an amendment to the DCM Agreement, which continued the term through 2002, the Company agreed to amend the letter agreement dated July 27, 1992 and use its best efforts to cause two persons designated by Trans Union to be elected to the Board of Directors. In addition to Mr. Gambill, Trans Union designated Robert A. Pritzker, an executive officer of MIC, who was appointed to fill a newly created position on the Board of Directors on October 26, 1994. Mr. Pritzker was elected to serve a three-year term at the 1995 Annual Meeting of Shareholders and has been nominated for re-election to the Board of Directors at the 1998 Annual Meeting of Shareholders. These undertakings by the Company are in effect until the later of the tenth anniversary of August 31, 1992 or the termination of the DCM Agreement, the term of which has been extended to 2005.

                                 SIGNATURES

            Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                ACXIOM CORPORATION


Date: July 29, 1998                       By: /s/ Catherine L. Hughes
                                                --------------------------
                                                  Catherine L. Hughes
                                                  Secretary

            Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and as of the dates indicated.

   Signature                         Title                           Date

 /s/ Robert S. Bloom*          Chief Financial Officer            July 29, 1998
----------------------------   (Principal accounting officer)
     Robert S. Bloom

  /s/ Dr. Ann H. Die*          Director                           July 29, 1998
----------------------------
      Dr. Ann H. Die

  /s/ William T. Dillard II*   Director                           July 29, 1998
----------------------------
      William T. Dillard II

  /s/ Harry C. Gambill*        Director                           July 29, 1998
----------------------------
      Harry C. Gambill

  /s/ Rodger S. Kline*         Chief Operating Officer,           July 29, 1998
----------------------------   Treasurer and Director
      Rodger S. Kline          (Principal financial officer)

  /s/ Charles D. Morgan*       Chairman of the Board an           July 29, 1998
----------------------------   President (Company Leader)
      Charles D. Morgan        (Principal executive officer)

  /s/ Robert A. Pritzker*      Director                           July 29, 1998
----------------------------
      Robert A. Pritzker

  /s/ Walter V. Smiley*        Director                           July 29, 1998
----------------------------
      Walter V. Smiley

  /s/ James T. Womble*         Division Leader and Director       July 29, 1998
----------------------------
      James T. Womble

*By: /s/ Catherine L. Hughes
    ----------------------------
         Catherine L. Hughes
         Attorney-in-Fact

                               UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                          Washington, D. C. 20549

                                FORM 10-K/A
                             (AMENDMENT NO. 2)

 (Mark One)

 [X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                  For the fiscal year ended March 31, 1998

                                     OR

 [  ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
      EXCHANGE ACT OF 1934

          For the transition period from __________ to __________.

                       Commission file number 0-13163

                             ACXIOM CORPORATION
           (Exact name of registrant as specified in its charter)

              DELAWARE                                71-0581897
     (State or other jurisdiction of              (I.R.S. Employer
     incorporation or organization)               Identification No.)

    P.O. BOX 2000, 301 INDUSTRIAL BOULEVARD, CONWAY, ARKANSAS 72033-2000
                (Address of principal executive offices)      (Zip Code)

                               (501) 336-1000
            (Registrant's telephone number, including area code)

      Securities registered pursuant to Section 12(b) of the Act: None

        Securities registered pursuant to Section 12(g) of the Act:

                        Common Stock, $.10 Par Value
                              (Title of Class)

                      Preferred Stock Purchase Rights
                              (Title of Class)



 Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to
 such filing requirements for the past 90 days.    Yes    X      No _____

 Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [X]

 The aggregate market value of the voting stock held by non-affiliates of the registrant, based upon the closing sale price of the registrant's Common Stock, $.10 par value per share, as of June 17, 1998 as reported on the Nasdaq National Market, was approximately $875,422,220. (For purposes of determination of the above stated amount only, all directors, officers and 10% or more shareholders of the registrant are presumed to be affiliates.)

 The number of shares of Common Stock, $.10 par value per share, outstanding as of June 17, 1998 was 52,479,289.

      This Amendment No. 2 amends and supplements the Annual Report for the fiscal year ended March 31, 1998 on Form 10-K, filed with the Securities and Exchange Commission (the "Commission") on June 23, 1998 of Acxiom Corporation, a Delaware corporation (the "Company"), as amended by Amendment No. 1 thereto, filed with the Commission on July 29, 1998 (the "Form 10-K").

      The Form 10-K is hereby amended and supplemented by replacing the Independent Auditors' Report attached thereto with the following, which has been marked to show changes:

                        INDEPENDENT AUDITORS' REPORT



 The Board of Directors
 Acxiom Corporation

 Under date of May 8, 1998, we reported on the consolidated balance sheets of Acxiom Corporation and subsidiaries as of March 31, 1998 and 1997, and the related consolidated statements of earnings, stockholders' equity and cash flows for each of the years in the three-year period ended March 31, 1998, which are included in the 1998 annual report to shareholders. These consolidated financial statements and our report thereon are incorporated by reference in the annual report on Form 10-K for the year ended March 31, 1998. In connection with our audits of the aforementioned consolidated financial statements, we also audited the related financial statement schedule of valuation and qualifying accounts. This financial statement schedule is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement schedule based on our audits.

 In our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.


                                    /s/ KPMG Peat Marwick LLP


 Little Rock, Arkansas
 May 8, 1998

                                 SIGNATURES

           Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         ACXIOM CORPORATION


 Date: August 4, 1998              By:   /s/ Catherine L. Hughes
                                         ------------------------------
                                         Catherine L. Hughes
                                         Secretary


           Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and as of the dates indicated.

 Signature                       Title                         Date


  /s/ Robert S. Bloom*         Chief Financial Officer       August 4, 1998
  ---------------------       (Principal accounting
    Robert S. Bloom            officer)


  /s/ Dr. Ann H. Die*          Director                      August 4, 1998
  ---------------------
    Dr. Ann H. Die


  /s/ William T. Dillard II*   Director                      August 4, 1998
  ---------------------
     William T. Dillard II


  /s/ Harry C. Gambill*        Director                      August 4, 1998
  ---------------------
     Harry C. Gambill


  /s/ Rodger S. Kline*         Chief Operating Officer,      August 4, 1998
  ---------------------        Treasurer and Director
     Rodger S. Kline           (Principal financial
                               officer)


  /s/ Charles D. Morgan*       Chairman of the Board and     August 4, 1998
  ---------------------        President (Company Leader)
     Charles D. Morgan         (Principal executive
                               officer)


  /s/ Robert A. Pritzker*      Director                      August 4, 1998
  ---------------------
     Robert A. Pritzker


  /s/ Walter V. Smiley*        Director                      August 4, 1998
  ---------------------
     Walter V. Smiley


  /s/ James T. Womble*         Division Leader and           August 4, 1998
  ---------------------        Director
     James T. Womble


 *By:  /s/ Catherine L. Hughes
       -----------------------
          Catherine L. Hughes
          Attorney-in-Fact

                                                                         Annex D


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 10-Q


(Mark One)

[X] QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

         For the quarterly period ended June 30, 1998   OR


[  ]     TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
         EXCHANGE ACT OF 1934

         For the transition period from ----- to -----

Commission file number 0-13163

                               Acxiom Corporation
             (Exact Name of Registrant as Specified in Its Charter)


          DELAWARE                             71-0581897
(State or Other Jurisdiction of             (I.R.S. Employer
Incorporation or Organization)              Identification No.)

P.O. Box 2000, 301 Industrial Boulevard,
     Conway, Arkansas                          72033-2000
(Address of Principal Executive Offices)       (Zip Code)

                              (501) 336-1000
              (Registrant's Telephone Number, Including Area Code)


         Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                                    Yes X       No

         The number of shares of Common Stock, $ 0.10 par value per share, outstanding as of August 10, 1998 was 52,548,698.

Form 10-Q
                         PART I - FINANCIAL INFORMATION

Item 1. Financial Statements

Company for which report is filed:

ACXIOM CORPORATION

The condensed consolidated financial statements included herein have been prepared by Registrant, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission. In the opinion of the Registrant's management, however, all adjustments necessary for a fair statement of the results for the periods included herein have been made and the disclosures contained herein are adequate to make the information presented not misleading. All such adjustments are of a normal recurring nature.

                                    Form 10-Q
                       ACXIOM CORPORATION AND SUBSIDIARIES
                      CONDENSED CONSOLIDATED BALANCE SHEETS
                                   (Unaudited)
                             (Dollars in thousands)

                                             June 30,         March 31,
                                              1998              1998
                                             -------           -------
        Assets
Current assets:
  Cash and cash equivalents                $   8,533             5,675
  Trade accounts receivable, net              97,369            86,360
  Other current assets                        26,900            22,517
                                             -------           -------
     Total current assets                    132,802           114,552
                                             -------           -------
Property and equipment                       244,633           234,470
  Less - Accumulated depreciation
    and amortization                         110,312           103,916
                                             -------           -------
Property and equipment, net                  134,321           130,554
                                             -------           -------
Software, net of accumulated
 amortization                                 27,597            24,143
Excess of cost over fair value of
 net assets acquired                          56,677            54,002
Other assets                                  82,358            71,059
                                             -------           -------
                                           $ 433,755           394,310
                                             =======           =======
      Liabilities and Stockholders' Equity
Current liabilities:
  Current installments of long-term debt       3,550             3,979
  Trade accounts payable                      19,659            18,448
  Accrued payroll and related expenses         9,921            14,950
  Other accrued expenses                      15,410            17,492
  Deferred revenue                             8,780            11,197
  Income taxes                                 3,995             2,234
                                             -------           -------
    Total current liabilities                 61,315            68,300
                                             -------           -------
Long-term debt, excluding current
  installments                               137,161            99,917
Deferred income taxes                         25,965            25,965
Stockholders' equity:
  Common stock                                 5,328             5,321
  Additional paid-in capital                  70,713            68,977
  Retained earnings                          134,626           127,335
  Foreign currency translation adjustment        750               676
  Treasury stock, at cost                     (2,103)           (2,181)
                                             -------           -------
  Total stockholders' equity                 209,314           200,128
                                             -------           -------
Commitments and contingencies                433,755           394,310
                                             =======           =======
See accompanying notes to condensed consolidated financial statements.

Form 10-Q
                       ACXIOM CORPORATION AND SUBSIDIARIES
                  CONDENSED CONSOLIDATED STATEMENTS OF EARNINGS
                                   (Unaudited)
                (Dollars in thousands, except per share amounts)

                                             For the Three Months Ended
                                             --------------------------
                                                       June 30
                                             --------------------------
                                              1998                1997
                                             -------            -------

Revenue                                     $128,608            100,327
Operating costs and expenses:
  Salaries and benefits                       50,911             37,979
  Computer, communications and other
    equipment                                 17,355             14,929
  Data costs                                  25,260             20,688
  Other operating costs and expenses          22,245             17,097
                                             -------            -------
    Total operating costs and expenses       115,771             90,693
                                             -------            -------
Income from operations                        12,837              9,634
                                             -------            -------
Other income (expense):                       (2,210)            (1,534)
  Interest expense                               945                401
  Other, net                                 -------            -------
                                              (1,265)            (1,133)
                                             -------            -------


Earnings before income taxes                  11,572              8,501
Income taxes                                   4,281              3,188
                                             -------            -------

Net earnings                                $  7,291              5,313
                                             =======            =======
Earnings per share:

     Basic                                  $   0.14               0.10
                                              ======            =======
     Diluted                                $   0.09               0.12
                                              ======            =======

See accompanying notes to condensed consolidated financial statements.

Form 10-Q
                       ACXIOM CORPORATION AND SUBSIDIARIES
                 CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                   (Unaudited)
                             (Dollars in thousands)

                                                 For the Three Months Ended
                                                 --------------------------
                                                           June 30
                                                 --------------------------
                                                   1998               1997
                                                  ======             ======
Cash flows from operating activities:
  Net earnings                               $     7,291              5,313
  Non-cash operating activities:
    Depreciation and amortization                 12,802              9,532
    Gain on disposal of assets                       (21)                (3)
    Provision for returns and doubtful
    accounts                                       1,462                317
    Changes in operating assets and
     liabilities:
    Accounts receivable                          (12,500)           (11,446)
      Other assets                                (8,911)            (4,318)

      Accounts payable and other
       liabilities                                (6,397)            (2,553)
                                                  ------             ------
      Net cash used by operating activities       (6,274)            (3,158)
                                                  ------             ------
 Cash flows from investing activities:
  Disposition of assets                               35                372
    Development of software                       (5,025)            (2,089)
    Capital expenditures                         (12,446)           (10,944)
    Investments in joint ventures                 (8,034)                 -
    Net cash paid in acquisitions                 (3,378)                 -
                                                  ------             ------
      Net cash used by investing activities      (28,848)           (12,661)
                                                  ------             ------
   Cash flows from financing activities:
    Proceeds from debt                            39,302             14,158
    Payments of debt                              (3,137)            (2,424)
    Sale of common stock                           1,821              1,989
                                                  ------             ------
      Net cash provided by financing
       activities                                 37,986             13,723
                                                  ------             ------
      Effect of exchange rate changes
       on cash                                        (6)                 1
                                                  ------             ------

      Net increase (decrease) in cash and
       cash equivalents                            2,858             (2,095)
  Cash and cash equivalents at beginning
       of period                                   5,675              2,721
                                                  ------             ------
  Cash and cash equivalents at end of period $     8,533                626
                                                  ======             ======

 Supplemental cash flow information:
   Cash paid during the period for:
      Interest                               $     1,661              1,063
      Income taxes                                 2,520                193
                                                  ======             ======

See accompanying notes to condensed consolidated financial statements.

Form 10-Q
                       ACXIOM CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


      Certain note information has been omitted because it has not changed significantly from that reflected in Notes 1 through 16 of the Notes to
      Consolidated Financial Statements filed as a part of Item 14 of Registrant's 1998 Annual Report on Form 10-K as filed with the Securities and Exchange Commission ("SEC") on June 23, 1998, as amended by Amendment No. 1 thereto, filed with the SEC on July 29, 1998, and by Amendment No. 2 thereto, filed with the SEC on August 4, 1998.

                       ACXIOM CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Included in other assets are unamortized conversion costs in the amount of $25.7 million and $25.0 million at June 30, 1998 and March 31, 1998, respectively. Noncurrent receivables from software license, data, and equipment sales are also included in other assets in the amount of $17.9 million and $20.3 million at June 30, 1998 and March 31, 1998, respectively. The current portion of such receivables is included in other current assets in the amount of $10.2 million and $9.5 million as of June 30, 1998 and March 31, 1998, respectively.

2. Long-term debt consists of the following (dollars in thousands):

                                                     June 30,       March 31,
                                                      1998            1998

   Unsecured revolving credit agreement          $    75,747          36,445

   6.92% Senior notes due March 30, 2007,             30,000          30,000
     payable in annual installments of $4,286 commencing March 30, 2001; interest is payable semi-annually

   3.12% Convertible note, interest and               25,000          25,000
     principal due April 30, 1999; partially
     collateralized by letter of credit;
     convertible at maturity into two million shares of common stock

   9.75% Senior notes, due May 1, 2000,                4,286           6,429
     payable in annual installments of
     $2,143 each May 1; interest is payable
     semi-annually

   Other                                               5,678           6,022
                                                     -------         -------
               Total long-term debt                  140,711         103,896

   Less current installments                           3,550           3,979
                                                     -------         -------
   Long-term debt, excluding current
    installments                                 $   137,161          99,917
                                                     =======         =======

The convertible note, although due within the next year, continues to be classified as long-term debt because the Company intends to use available funding under the revolving credit agreement to refinance the note on a long-term basis in the event the holders of the note elect to receive cash at maturity. Currently, the Company expects the holders to convert the note into common stock, which would not require the Company to pay any cash at maturity.

                       ACXIOM CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In connection with the construction of the Company's new headquarters building and a new customer service facility in Little Rock, Arkansas, the Company has entered into 50/50 joint ventures between the Company and local real estate investors. In each case, the Company is guaranteeing portions of the construction loans for the buildings. The aggregate amount of the guarantees at June 30, 1998 was $1.3 million.

3. The Company adopted Statement of Financial Accounting Standards No. 128, "Earnings per Share," during the year ended March 31, 1998. Below is a calculation and reconciliation of the numerator and denominator of basic and diluted earnings per share (in thousands, except per share amounts):

                                               For the Quarter Ended
                                         ----------------------------------
                                         June 30, 1998        June 30, 1997
                                         -------------        -------------

Basic earnings per share:
  Numerator (net earnings)             $      7,291                5,313
                                             ======               ======
  Denominator (weighted average
   shares outstanding)                       52,430               51,709
                                             ======               ======

  Earnings per share                   $        .14                  .10
                                             ======               ======

  Diluted earnings per share:
   Numerator:
    Net earnings                       $      7,291                5,313
    Interest expense on
    convertible debt (net
     of tax effect)                             111                  111
                                             ------               ------
                                       $      7,402                5,424
                                             ======               ======
  Denominator:
   Weighted average shares outstanding       52,430               51,709
   Effect of common stock options             2,908                2,510
   Effect of common stock warrant             3,210                2,974
   Convertible debt                           2,000                2,000
                                             ------               ------
                                             60,548               59,193
                                             ======               ======

   Earnings per share                 $         .12                  .09
                                             ======               ======

Options to purchase shares of common stock that were outstanding during the period but were not included in the computation of diluted earnings per share because the option exercise price was greater than the average market price of the common shares are shown below:

                                             For the Quarter Ended
                                      ------------------------------------
                                      June 30, 1998          June 30, 1997
                                      -------------          -------------

Number of shares under option
 (in thousands)                                1,278                 1,868

Range of exercise prices            $   23.55-$48.48       $  15.69-$31.40
                                        ============          ============

4. Trade accounts receivable are presented net of allowances for doubtful accounts, returns, and credits of $4.0 million and $3.3 million at June 30, 1998 and March 31, 1998, respectively.

5. Effective April 1, 1998, the Company purchased the outstanding stock of NormAdress, a French company located in Paris. NormAdress provides database and direct marketing services to its customers. The purchase price was 20 million French Francs (approximately $3.4 million) in cash and other additional cash consideration of which approximately $900,000 is guaranteed and the remainder is based on the future performance of NormAdress. The acquisition was accounted for as a purchase, and accordingly, the results of operations of NormAdress are included in the consolidated statements of earnings as of the purchase date. The purchase price exceeded the fair value of net assets acquired by approximately $3.7 million. The resulting excess of cost over net assets acquired is being amortized using the straight-line method over its estimated economic life of 20 years.

     The pro forma combined results of operations, assuming the acquisition occurred at the beginning of fiscal 1997, are not materially different than the historical results of operations reported. NormAdress had revenue of $3.6 million and earnings before income taxes of $0.6 million for the year ended December 31, 1997.

6. On May 26, 1998, the Company entered into a merger agreement with May & Speh, Inc. The merger, which has been approved by the board of directors of both companies, is intended to be accounted for as a pooling of interests and to be a tax-free reorganization. Consummation of the transaction is subject to regulatory approval and stockholder approval by both companies. No effect has been given to the merger in the consolidated financial statements.

7. The Company adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income," as of April 1, 1998. Statement No. 130 establishes standards for reporting and displaying comprehensive income and its components in a financial statement that is displayed with the same prominence as other financial statements. Statement No. 130 also requires the accumulated balance of other comprehensive income to be displayed separately in the equity section of the consolidated balance sheet. The accumulated balance of other comprehensive income as of June 30, 1998 and March 31, 1998 was $0.8 million and $0.7 million, respectively. The adoption of this statement had no impact on net earnings or stockholders' equity. Comprehensive income was $7.4 million and $5.6 million for the quarters ended June 30, 1998 and 1997, respectively.

Form 10-Q

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations


Results of Operations

Consolidated revenue was a record $128.6 million for the quarter ended June 30, 1998, a 28% increase over the same quarter a year ago. Each of the four operating divisions grew in excess of 20%. These results do not include the results of May & Speh, Inc., since the merger which was announced May 27, 1998 is still awaiting regulatory and shareholder approval.

The following table shows the Company's revenue by division for the quarters ended June 30, 1998 and 1997 (dollars in millions):

                                        1998      1997      % Increase
                                        -----     -----     ----------
     Services Division                 $ 45.8    $ 35.7        +28%
     Alliances Division                  37.9      28.3        +34
     Data Products Division              35.5      29.0        +22
     International Division               9.4       7.3        +29
                                        -----     -----        ---
                                       $128.6    $100.3        +28%
                                        =====     =====        ===

Services Division revenue of $45.8 million reflects a 28% increase over the prior year despite only 8% growth in Allstate Insurance Company ("Allstate") revenue and lower revenue than last year from Citibank. However, this was more than offset by strong results from the High Tech, Publishing, Insurance, Retail, Telecommunications, and Utilities business units. The Services Division also benefited from revenue of $3.7 million in the current year's quarter from the acquisition of Buckley Dement, which was purchased effective October 1, 1997.

Alliances Division revenue of $37.9 million increased 34% over the same quarter a year ago. The Financial Services group continued its outstanding growth rate by more than doubling last year's revenue. Trans Union, Polk, and ADP also reported double-digit revenue gains. Guideposts reported lower revenue as a result of a software license in the first quarter of the previous year.

The Data Products Division revenue grew 22% compared to last year. DMI grew 21% reflecting growth in both the brokerage business and SmartBase. Acxiom Data Group (InfoBase) revenue grew 35% and DataQuick increased 48%. The quarterly results for the prior year included $1.8 million of Pro CD retail revenue. This business was sold in August of last year.

The International Division revenue of $9.4 million grew 29% reflecting 50% growth in data processing services, partly mitigated by flat revenue from fulfillment services.

The Company's operating expenses increased 28% compared to the same quarter a year ago. Salaries and benefits grew $12.9 million or 34% which was faster than the 28% revenue growth as a result of higher incentive accruals in the current quarter. Before incentive accruals, salaries and benefits grew at approximately the same rate as revenue, resulting from acquisitions and increased headcount. Computer, communications and other equipment costs rose $2.4 million or 16% higher than the first quarter in the prior year. Data costs grew $4.6 million or 22% reflecting the growth in data revenue, primarily from Acxiom Data Group, and to a lesser extent, Allstate. Other operating costs and expenses grew $5.1 million or 30% resulting from the higher sales volume and the impact of acquisitions made in the prior year on travel, supplies, facilities, outside services, goodwill amortization, and administrative costs. These increases were partially mitigated by decreases due to the disposal of the Pro CD retail business.

Income from operations for the quarter ended June 30, 1998 was $12.8 million, compared to $9.6 million for the same quarter a year ago, an increase of 33%. The operating margin improved from 9.6% to 10.0%.

Interest expense increased by $0.7 million compared to the previous year's first quarter as a result of higher average debt levels, which was created primarily by higher accounts receivable levels and increased capital and investment spending. Other income and expense for both the current period and the year-earlier period consists primarily of interest income from long-term receivables related to customer contracts.

The Company's effective tax rate was 37.0% for the current quarter, compared with 37.5% for the prior year's quarter. The rate for the full year ended March 31, 1998 was 37.0%. The Company expects the rate for fiscal 1999 to remain in the 37-39% range. This estimate is based on current tax law and current estimates of earnings, and is subject to change.

Net earnings were a record $7.3 million for the quarter, an increase of 37% from the previous year. Basic and diluted earnings per share increased 40% and 33%, respectively.

Capital Resources and Liquidity

Working capital at June 30, 1998 totaled $71.5 million compared to $46.3 million at March 31, 1998. At June 30, 1998, the Company had available credit lines of $119.9 million of which $75.7 million was outstanding. The Company's debt-to-capital ratio (capital defined as long-term debt plus stockholders' equity) was 40% at June 30, 1998 compared to 33% at March 31, 1998. The increase in the ratio is due to the additional borrowings under the line of credit, discussed below.

Cash used by operating activities was $6.3 million for the quarter ended June 30, 1998 compared to $3.2 million in the same period in the previous year. Earnings before interest, taxes, depreciation, and amortization ("EBITDA") increased by 26% compared to a year ago. The resulting operating cash flow was reduced by $27.8 million in the current quarter and $18.3 million in the previous year due to the net change in operating assets and liabilities, including increases in accounts receivable for each year. EBITDA is not intended to represent cash flows for the period, is not presented as an alternative to operating income as an indicator of operating performance, may not be comparable to other similarly titled measures of other companies, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with generally accepted accounting principles. However, EBITDA is a relevant measure of the Company's operations and cash flows and is used internally as a surrogate measure of cash provided by operating activities.

Investing activities used $28.8 million in the quarter ended June 30, 1998 compared to $12.7 million in the year-earlier quarter. Investing activities in the current period included $12.4 million in capital expenditures, compared to $10.9 million in the previous year, and $5.0 million in software development, compared to $2.1 million in the previous year. Investing activities also included $3.4 million paid in the acquisition of NormAdress, which is discussed more fully in note 5 to the consolidated financial statements, and $8.0 million invested in joint ventures, including $4.0 million of additional investment in Bigfoot International, Inc., an emerging company that provides services and tools for internet e-mail users, and $3.1 million invested in Ceres Integrated Solutions, a provider of software and analytical services to large retailers.

Financing activities in the current period provided $38.0 million, consisting primarily of additional borrowings under the revolving line of credit.

Construction has begun on the Company's new headquarters building and a new customer service facility in Little Rock, Arkansas. Both of these buildings are scheduled to be completed and occupied before the end of fiscal 1999. Each building is being built pursuant to a 50/50 joint venture between the Company and local real estate investors. The total cost of the headquarters and customer service projects is expected to be $6.4 million and $9.6 million, respectively. The Company expects other capital expenditures to total approximately $55-65 million in fiscal 1999.

While the Company does not have any other material contractual commitments for capital expenditures, additional investments in facilities and computer equipment continue to be necessary to support the growth of the business. In addition, new outsourcing or facilities management contracts frequently require substantial up-front capital expenditures in order to acquire or replace existing assets. In some cases, the Company also sells software, hardware, and data to customers under extended payment terms or notes receivable collectible over one to eight years. These arrangements also require up-front expenditures of cash, which are repaid over the life of the agreement. Management believes that the combination of existing working capital, anticipated funds to be generated from future operations, and the Company's available credit lines is sufficient to meet the Company's current operating needs as well as to fund the anticipated levels of expenditures. If additional funds are required, the Company would use existing credit lines to generate cash, followed by either additional borrowings to be secured by the Company's assets or the issuance of additional equity securities in either public or private offerings. Management believes that the Company has significant unused capacity to raise capital which could be used to support future growth.

The Company, like many owners of computer software, has assessed and is in the process of modifying, where needed, its computer applications to ensure they will function properly in the year 2000 and beyond. The financial impact to the Company has not been and is not expected to be material to its financial position or results of operations in any given year. The Company is currently operating under an internal goal to ensure all of its computer applications are "year 2000 ready" by December 31, 1998.

Other Information

On May 26, 1998, the Company entered into a merger agreement with May & Speh, Inc. May & Speh, headquartered in Downers Grove, Illinois, provides computer-based information management services with a focus on direct marketing and information technology outsourcing services. The merger, which has been approved by the board of directors of both companies, is intended to be accounted for as a pooling of interests and to be a tax-free reorganization. Consummation of the transaction is subject to regulatory approval and stockholder approval by both companies. No effect has been given to the merger in the consolidated financial statements.

The Company has had a long-term contractual relationship with Allstate. The initial contract had a five-year term expiring in September, 1997 and was extended until September, 1998. The Company is currently in negotiations with Allstate to further extend the relationship.

Certain statements in this quarterly report may constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements, which are not statements of historical fact, may contain estimates, assumptions, projections and/or expectations regarding the Company's financial position, results of operations, market position, product development, regulatory matters, growth opportunities and growth rates, acquisition and divestiture opportunities, and other similar forecasts and statements of expectation. Words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates," and "should," and variations of these words and similar expressions, are intended to identify these forward-looking statements. Such forward-looking statements are not guarantees of future performance. They involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Representative examples of such factors are discussed in more detail in the Company's Annual Report on Form 10-K and include, among other things, the possible adoption of legislation or industry regulation concerning certain aspects of the Company's business; the removal of data sources and/or marketing lists from the Company; the ability of the Company to retain customers who are not under long-term contracts with the Company; technology challenges; year 2000 software issues; the risk of damage to the Company's data centers or interruptions in the Company's telecommunications links; acquisition integration; the effects of postal rate increases; and other market factors. See "Additional Information Regarding Forward-looking Statements" in the Company's Annual Report on Form 10-K.

Form 10-Q

                               ACXIOM CORPORATION
                          PART II - OTHER INFORMATION

Item 5 - Other Information.

Shareholder Proposals

Proposals of shareholders intended to be presented at the Company's 1999 annual meeting of shareholders must be received at the Company's principal executive offices no later than February 19, 1999, which is deemed to be a reasonable period of time prior to the Company's printing and mailing of its proxy materials, in order to be included in the Company's proxy statement and form of proxy relating to the 1999 annual meeting.

Pursuant to new amendments to Rule 14a-4(c) promulgated under the Securities Exchange Act of 1934, as amended, if a shareholder intends to present a proposal at the 1999 annual meeting of shareholders without requesting the Company to include such proposal in the Company's proxy materials, but does not notify the Company of such proposal on or prior to May 1, 1999, which is deemed to be a reasonable period of time prior to the Company's mailing of its proxy materials, then management proxies would be allowed to use their discretionary voting authority to vote on the proposal when the proposal is raised at the annual meeting, even though there is no discussion of the proposal in the 1999 proxy statement.

Item 6.  Exhibits and Reports on Form 8-K.

         (a)      Exhibits:

                  27       Financial Data Schedule

         (b)      Reports on Form 8-K.

                  A report was filed on June 4, 1998, which reported the proposed merger with May & Speh, Inc.

Form 10-Q

                       ACXIOM CORPORATION AND SUBSIDIARIES

                                    SIGNATURE

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                            Acxiom Corporation


Dated:  August 14, 1998
                                            By:  /s/ Robert S. Bloom
                                               ---------------------
                                               (Signature)
                                               Robert S. Bloom
                                               Chief Financial Officer
                                               (Chief Accounting Officer)

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 10-Q

(Mark One)

[X] QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

     For the quarterly period ended September 30, 1998 OR


[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

     For the transition period from ----- to -----

Commission file number 0-13163

                               Acxiom Corporation
             (Exact Name of Registrant as Specified in Its Charter)


                   DELAWARE                               71-0581897
        (State or Other Jurisdiction of                (I.R.S. Employer
         Incorporation or Organization)               Identification No.)

     P.O. Box 2000, 301 Industrial Boulevard,
               Conway, Arkansas                            72033-2000
     (Address of Principal Executive Offices)              (Zip Code)

                                 (501) 336-1000
              (Registrant's Telephone Number, Including Area Code)


         Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                            Yes X          No

         The number of shares of Common Stock, $ 0.10 par value per share, outstanding as of November 5, 1998 was 77,620,167.

Form 10-Q
                         PART I - FINANCIAL INFORMATION

Item 1. Financial Statements

Company for which report is filed:

ACXIOM CORPORATION

The condensed consolidated financial statements included herein have been prepared by Registrant, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission. In the opinion of the Registrant's management, however, all adjustments necessary for a fair statement of the results for the periods included herein have been made and the disclosures contained herein are adequate to make the information presented not misleading. All such adjustments are of a normal recurring nature.

Form 10-Q
                       ACXIOM CORPORATION AND SUBSIDIARIES
                      CONDENSED CONSOLIDATED BALANCE SHEETS
                                   (Unaudited)
                             (Dollars in thousands)

                                               September 30,    March 31,
                                                   1998           1998
                                                 -------         -------
          Assets
Current assets:
  Cash and cash equivalents                     $ 11,163         127,304
  Trade accounts receivable, net                 157,198         118,281
  Refundable income taxes                         19,431              98
  Other current assets                            43,003          42,785
                                                 -------         -------
     Total current assets                        230,795         288,468
                                                 -------         -------
Property and equipment                           333,943         301,393
  Less - Accumulated depreciation and
  amortization                                   151,365         115,709
                                                 -------         -------
Property and equipment, net                      182,578         185,684
                                                 -------         -------
Software, net of accumulated amortization         40,541          37,017
Excess of cost over fair value of net assets
 acquired                                         92,959          73,851
Other asset                                      108,122          76,819
                                                 -------         -------
                                                $654,995         661,839
                                                 =======         =======

           Liabilities and Stockholders' Equity
Current liabilities:
  Current installments of long-term debt           9,066           9,500
  Trade accounts payable                          25,331          21,946
  Accrued payroll and related expenses            17,216          17,612
  Accrued merger and integration costs            58,936               -
  Other accrued expenses                          16,021          20,867
  Deferred revenue                                 5,521          11,197
                                                 -------         -------
    Total current liabilities                    132,091          81,122
                                                 -------         -------
Long-term debt, excluding current installments   218,594         244,257
Deferred income taxes                             34,056          34,055
Stockholders' equity:
  Common stock                                     7,822           7,405
  Additional paid-in capital                     136,380         121,129
  Retained earnings                              127,354         177,158
  Foreign currency translation adjustment          1,357             676
  Unearned ESOP compensation                        (594)         (1,782)
  Treasury stock, at cost                         (2,065)         (2,181)
                                                 -------         -------
  Total stockholders' equity                     270,254         302,405
                                                 -------         -------
Commitments and contingencies
                                                $654,995         661,839
                                                 =======         =======
See accompanying notes to condensed consolidated financial statements.

Form 10-Q
                       ACXIOM CORPORATION AND SUBSIDIARIES
                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                                   (Unaudited)
                (Dollars in thousands, except per share amounts)

                                                 For the Three Months Ended
                                                 --------------------------
                                                        September 30
                                                 --------------------------
                                                   1998               1997
                                                 -------           -------

Revenue                                         $174,358           135,876
Operating costs and expenses:
  Salaries and benefits                           68,998            48,864
  Computer, communications and other
   equipment                                      27,933            22,009
  Data costs                                      27,073            21,589
  Other operating costs and expenses              24,676            23,266
  Special charges                                109,372                 -
                                                 -------           -------
    Total operating costs and expenses           258,052           115,728
                                                 -------           -------
Income (loss) from operations                    (83,694)           20,148
                                                 -------           -------
Other income (expense):
  Interest expense                                (4,323)           (2,166)
  Other, net                                       2,367             1,600
                                                 -------           -------
                                                  (1,956)             (566)
                                                 -------           -------

Earnings (loss) before income taxes              (85,650)           19,582
Income taxes                                     (24,490)            7,375
                                                 -------           -------
                                               $ (61,160)           12,207
                                                 =======           =======
Earnings (loss) per share:

     Basic                                     $   (0.82)             0.17
                                                 =======           =======
     Diluted                                   $   (0.82)             0.15
                                                 =======           =======

See accompanying notes to condensed consolidated financial statements.

Form 10-Q
                       ACXIOM CORPORATION AND SUBSIDIARIES
                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                                   (Unaudited)
                (Dollars in thousands, except per share amounts)

                                                   For the Six Months Ended
                                                   ------------------------
                                                         September 30
                                                   ------------------------
                                                     1998             1997
                                                   =======          =======

Revenue                                          $ 333,168          259,828
Operating costs and expenses:
  Salaries and benefits                            130,186           95,577
  Computer, communications and other
    equipment                                       52,549           42,628
  Data costs                                        52,562           42,584
  Other operating costs and expenses                52,482           43,976
  Special charges                                  109,372                -
                                                   -------          -------
    Total operating costs and expenses             397,151          224,765
                                                   -------          -------
Income (loss) from operations                      (63,983)          35,063
                                                   -------          -------
Other income (expense):
 Interest expense                                   (8,399)          (4,429)
 Other, net                                          4,857            2,429
                                                   -------          -------
                                                    (3,542)          (2,000)
                                                   -------          -------

Earnings (loss) before income taxes                (67,525)          33,063
Income taxes                                       (17,721)          12,456
                                                   -------          -------

Net earnings (loss)                              $ (49,804)          20,607
                                                   =======          =======

Earnings (loss) per share:

     Basic                                       $   (0.67)            0.29
                                                   =======          =======
     Diluted                                     $   (0.67)            0.26
                                                   =======          =======
See accompanying notes to condensed consolidated financial statements.

Form 10-Q
                       ACXIOM CORPORATION AND SUBSIDIARIES
                 CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                   (Unaudited)
                             (Dollars in thousands)

                                                   For the Six Months Ended
                                                   ------------------------
                                                         September 30
                                                   ------------------------
                                                     1998             1997
                                                   -------          -------
Cash flows from operating activities:
  Net earnings (loss)                            $ (49,804)          20,607
  Non-cash operating activities:
  Depreciation and amortization                     30,058           21,781
    Gain on disposal of assets                         (13)            (963)
    Provision for returns and doubtful accounts      1,549              520
    Deferred income taxes                               (1)           4,727
    ESOP principal payments                          1,188            1,188
    Non-cash component of special charges          108,117                -
    Changes in operating assets and liabilities:
      Accounts receivable                          (37,937)         (14,093)
      Other assets                                 (39,920)         (18,244)
      Accounts payable and other liabilities       (14,600)          16,584
                                                   -------          -------
      Net cash provided (used) by operating
       activities                                   (1,363)          32,107
                                                   -------          -------
   Cash flows from investing activities:
    Disposition of assets                              135           27,898
    Development of software                        (18,843)          (9,176)
    Capital expenditures                           (47,187)         (41,164)
    Purchases of marketable securities                   -           (5,777)
    Sales of marketable securities                   7,761           10,398
    Investments in joint ventures                   (8,145)          (4,853)
    Net cash paid in acquisitions                  (22,296)          (1,841)
                                                   -------          -------
      Net cash used by investing activities        (88,575)         (24,515)
                                                   -------          -------
   Cash flows from financing activities:
    Proceeds from debt                              40,186           14,158
    Payments of debt                               (82,205)         (28,961)
    Sale of common stock                            15,784            5,265
                                                   -------          -------
      Net cash used by financing activities        (26,235)          (9,538)
                                                   -------          -------
      Effect of exchange rate changes on cash           32              (28)
                                                   -------          -------
      Net decrease in cash and cash equivalents   (116,141)          (1,974)
  Cash and cash equivalents at beginning of
   period                                          127,304            9,695
                                                   -------          -------
  Cash and cash equivalents at end of period     $  11,163            7,721
                                                   =======          =======
  Supplemental cash flow information:
   Cash paid during the period for:
      Interest                                   $   8,210            4,125
      Income taxes                                   3,502            2,772
                                                   =======          =======
See accompanying notes to condensed consolidated financial statements.

                                    Form 10-Q
                       ACXIOM CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Certain  note   information   has  been  omitted   because  it  has  not  change
significantly from that reflected in Notes 1 through 16 of the Notes to Consolidated Financial Statements filed as a part of Item 14 of Registrant's 1998 Annual Report on Form 10-K as filed with the Securities and Exchange Commission ("SEC") on June 23, 1998, as amended by Amendment No. 1 thereto, filed with the SEC on July 29, 1998, and by Amendment No. 2 thereto, filed with the SEC on August 4, 1998.

                       ACXIOM CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. On September 17, 1998, the Company acquired all of the outstanding capital stock of May & Speh, Inc. ("May & Speh") by exchanging .80 shares of the
     Company's stock for each share of May & Speh stock. Accordingly, the Company exchanged 20,858,923 shares of its common stock for all of the outstanding shares of capital stock of May & Speh. Additionally, the Company assumed all of the currently outstanding options granted under May & Speh's stock option plans, with the result that 4,289,202 shares of the Company's common stock became subject to issuance upon exercise of such options. The Company also assumed May & Speh's convertible subordinated debt, which is now convertible into 5,783,000 shares of the Company's common stock. The acquisition was accounted for as a pooling-of-interests and, accordingly, the condensed consolidated financial statements have been restated as if the combining companies had been combined for all periods presented. Included in the statement of operations for the period ended September 30, 1998 are revenues of $66.6 million and earnings before income taxes of $15.1 million for May & Speh for the period from April 1, 1998 to September 17, 1998. For the six months ended September 30, 1997, May & Speh had revenue of $49.5 million and earnings before income taxes of $11.2 million.

     In the quarter ended September 30, 1998, the Company recorded special charges totaling $109.4 million related to merger and integration charges associated with the May & Speh merger and the write down of other impaired assets. The charge consisted of approximately $10.7 million of transaction costs to be paid to investment bankers, accountants, and attorneys; $6.8 million in associate-related reserves, principally employment contract termination costs and severance costs; $40.5 million in contract termination costs; $11.5 million for the write down of software; $29.3 million for the write down of property and equipment; $7.8 million for the write down of goodwill and other assets; and $2.8 million in other write downs and accruals. Approximately $100.8 million of the charge was for duplicative assets or costs directly attributable to the May & Speh merger. The remaining $8.6 million related to other impaired assets which were impaired during the quarter, primarily $5.7 million related to goodwill and shut-down costs associated with the closing of certain business locations in New Jersey, Malaysia, and the Netherlands, which occurred during the quarter.

     The following table shows the balances which were accrued as of September 30, 1998 (dollars in thousands):

                 Transaction costs                           $9,163
                 Associate-related reserves                   6,783
                 Contract termination costs                  40,500
                 Other accruals                               2,490
                                                             ------
                                                            $58,936
                                                             ======

     The Company expects that most of the transaction costs and associate-related reserves will be paid in cash during the next three to six months. The contract termination costs will be paid out over the next 18 months. The other accruals will be paid out over periods ranging up to five years.

     The Company is still negotiating with certain software vendors to consolidate systems software contracts and as a result may incur up to an additional $10 million in termination costs. Such negotiations are expected to be finalized in the next fiscal quarter and the impact will be recorded at that time.

     Effective April 1, 1998, the Company purchased the outstanding stock of NormAdress, a French company located in Paris. NormAdress provides database and direct marketing services to its customers. The purchase price was 20 million French Francs (approximately $3.4 million) in cash and other additional cash consideration of which approximately $900,000 is guaranteed and the remainder is based on the future performance of NormAdress. The acquisition was accounted for as a purchase and, accordingly, the results of operations of NormAdress are included in the condensed consolidated statements of operations as of the purchase date. The purchase price exceeded the fair value of net assets acquired by approximately $4.1 million. The resulting excess of cost over net assets acquired is being amortized using the straight-line method over its estimated economic life of 20 years. The pro forma combined results of operations, assuming the acquisition occurred at the beginning of the periods presented, are not materially different from the historical results of operations reported.

     Effective May 1, 1998, May & Speh acquired substantially all of the assets of SIGMA Marketing Group, Inc. ("Sigma"), a full-service database marketing company headquartered in Rochester, New York. Under the terms of the agreement, May & Speh paid $15 million at closing for substantially all of Sigma's assets, and will pay the former owners up to an additional $6 million, the substantial portion of which is contingent on certain operating objectives being met. Sigma's former owners were also issued warrants to acquire 276,800 shares of the Company's common stock at a price of $17.50 per share in connection with the transaction.

     Sigma's results of operations are included in the Company's consolidated results of operations beginning May 1, 1998. This acquisition was accounted for as a purchase. The pro forma effect of the acquisition is not material to the Company's results of operations for the periods reported.

     On October 1, 1998, the Company announced the execution of a letter of intent to acquire Computer Graphics of Arizona, Inc. ("Computer Graphics") and all of its affiliated companies in a stock-for-stock merger. The merger is expected to be completed prior to the Company's fiscal year end, subject to the completion of the Company's due diligence review and subject to the absence of any material adverse changes in Computer Graphics' business prior to closing. Computer Graphics, a privately held enterprise headquartered in Phoenix, Arizona, is a computer service bureau principally serving financial services direct marketers.

2. Included in other assets are unamortized conversion costs in the amount of $29.3 million and $30.9 million at September 30, 1998 and March 31, 1998, respectively. Noncurrent receivables from software license, data, and equipment sales are also included in other assets in the amount of $16.2 million and $20.3 million at September 30, 1998 and March 31, 1998, respectively. The current portion of such receivables is included in other current assets in the amount of $10.5 million and $9.5 million as of September 30, 1998 and March 31, 1998, respectively.

3. Long-term debt consists of the following (dollars in thousands):

                                                     September 30,     March 31,
                                                         1998            1998

     5.25% convertible subordinated notes              $ 115,000        115,000
     due 2003;convertible at the option of
     the holder into shares of common stock at a conversion price of $19.89 per share;
     redeemable at the option of the Company at any time after April 3, 2001

     Unsecured revolving credit agreement                      -         36,445

     6.92% Senior notes due March 30, 2007, payable        30,000        30,000
     in annual installments of $4,286 commencing
     March 30, 2001; interest is payable semi-annually

     3.12% Convertible note, interest and principal        25,000        25,000
     due April 30, 1999; partially collateralized by letter of credit; convertible at maturity into two million shares of common stock

     Capital leases on land, buildings and equipment       21,908        22,507
     payable in monthly payments of $357 of principal and interest; remaining terms of from five to twenty years; interest rates at approximately 8%

     8.5% unsecured term loan; quarterly principal          8,600         9,000
     payments of $200 plus interest with the balance due in 2005

     9.75% Senior notes, due May 1, 2000, payable in        4,286         6,429
     annual installments of $2,143 each May 1;
     interest is payable semi-annually

     Other capital leases, debt and long-term              22,866         9,376
     liabilities                                          -------       -------

                Total long-term debt                      227,660       253,757

                Less current installments                   9,066         9,500
                                                          -------       -------
                Long-term debt, excluding
                 current installments                   $ 218,594       244,257
                                                          =======       =======

The 3.12% convertible note, although due within the next year, continues to be classified as long-term debt because the Company intends to use available funding under the revolving credit agreement to refinance the note on a long-term basis in the event the holder of the note elects to receive cash at maturity. Currently, the Company expects the holder to convert the note into common stock, which would not require the Company to pay any cash at maturity.

The holder of the 8.5% term loan, which was made to May & Speh, has the right to demand payment due to a change in control. The lender has not exercised that right, and the Company presently intends to renegotiate the loan on a long-term basis. If the lender does demand repayment, the Company will pay off the loan with available funds from the unsecured revolving credit agreement. Therefore, the Company continues to classify the term loan as long-term.

Also as a result of the merger with May & Speh, the Company was required to offer to repurchase the 5.25% convertible subordinated notes at face value. The Company does not expect the holders to accept the offer, as the face value of the notes is less than the value of the shares into which they are convertible. Accordingly, these notes continue to be classified as long-term.

At September 30, 1998, due to the merger with May & Speh and the special charges booked during the quarter, the Company was in violation of certain restrictive covenants under the unsecured revolving credit agreement and the 9.75% senior notes. The violations of the revolving credit agreement have been waived by the lender. The violations under the senior notes are expected to be waived also, although the Company has not yet received the waiver. In the event the waiver is not received, the Company could pay off the loan with available funds under the revolving credit agreement, and as a result this loan is still classified as long-term.

In connection with the construction of the Company's new headquarters building and a new customer service facility in Little Rock, Arkansas, the Company has entered into 50/50 joint ventures between the Company and local real estate developers. In each case, the Company is guaranteeing portions of the construction loans for the buildings. The aggregate amount of the guarantees at September 30, 1998 was $4.2 million. The total cost of the two building projects is expected to be approximately $19.5 million.

4. The Company adopted Statement of Financial Accounting Standards No. 128, "Earnings per Share," during the year ended March 31, 1998. Below is a calculation and reconciliation of the numerator and denominator of basic and diluted earnings (loss) per share (dollars in thousands, except per share amounts):

                            For the Quarter Ended     For the Six Months Ended
                            ---------------------     ------------------------
                            September   September       September   September
                               30          30              30          30
                            ---------   ---------       ---------   ---------
                              1998         1997           1998         1997
                             ------       ------         ------       ------
Basic earnings (loss)
 per share:
  Numerator - net
   earnings (loss)        $(61,160)        12,207      (49,804)        20,607
                            ======         ======       ======         ======

Denominator (weighted
 average shares
 outstanding)               74,713         72,096       73,998         71,914
                            ======         ======       ======         ======

Earnings (loss)
 per share                $   (.82)           .17         (.67)           .29
                            ======          =====       ======         ======

Diluted earnings (loss)
  per share:
 Numerator:
  Net earnings (loss)      $(61,160)        12,207      (49,804)       20,607
  Interest expense on
   convertible debt (net
   of tax effect)                 -            111            -           222
                             ------         ------       ------        ------
                           $(61,160)        12,318      (49,804)       20,829
                             ======         ======       ======        ======
Denominator:
  Weighted average shares
   out-standing              74,713         72,096       73,998        71,914

 Effect of common stock
  option and warrants             -          6,785            -         6,556

 Convertible debt                 -          2,000            -         2,000
                             ------         ------       ------        ------
                             74,713         80,881       73,998        80,470
                             ======         ======       ======        ======

Earnings (loss) per share  $   (.82)           .15         (.67)          .26
                             ======         ======       ======        ======

All potentially dilutive securities were excluded from the above calculations for the quarter and six months ended September 30, 1998 because they were antidilutive in accordance with Statement No. 128. Common stock options and warrants which were excluded were 6,743,000 and 6,939,000 for the quarter and six months, respectively. Potentially dilutive shares related to the convertible debt which were excluded were 7,783,000 for both the quarter and six months. Also, interest expense on the convertible debt (net of income tax effect) excluded in computing diluted earnings (loss) per share was $1,057,000 and $2,125,000 for the quarter and six months, respectively.

Options to purchase shares of common stock that were outstanding during the quarter and six months ended September 30, 1997 but were not included in the computation of diluted earnings per share because the option exercise price was greater than the average market price of the common shares are shown below:

                             For the Quarter Ended      For the Six Months Ended
                             ---------------------      ------------------------
                              September 30, 1997           September 30, 1997
                             ---------------------      ------------------------

Number of shares under               1,287                       1,663
option (in thousands)

Range                          $19.84 - $34.75              $15.70 - $34.75
                                ==============               ==============

5. Trade accounts receivable are presented net of allowances for doubtful accounts, returns, and credits of $4.1 million and $3.6 million at September 30, 1998 and March 31, 1998, respectively.

6. The Company adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income," as of April 1, 1998. Statement No. 130 establishes standards for reporting and displaying comprehensive income and its components in a financial statement that is displayed with the same prominence as other financial statements. Statement No. 130 also requires the accumulated balance of other comprehensive income to be displayed separately in the equity section of the consolidated balance sheet. The accumulated balance of other comprehensive income, which consists solely of foreign currency translation adjustment, as of September 30, 1998 and March 31, 1998 was $1.4 million and $0.7 million, respectively. The adoption of this statement had no impact on operations or stockholders' equity. Comprehensive loss was $60.6 million for the quarter ended September 30, 1998 and comprehensive income was $11.6 million for the quarter ended September 30, 1997. Comprehensive loss was $49.1 million for the six months ended September 30, 1998 and comprehensive income was $20.3 million for the six months ended September 30, 1997.

Form 10-Q

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

On May 26, 1998, the Company entered into a merger agreement with May & Speh, Inc. ("May & Speh"). May & Speh, headquartered in Downers Grove, Illinois, provides computer-based information management services with a focus on direct marketing and information technology outsourcing services. The merger, which was completed September 17, 1998, has been accounted for as a pooling-of-interests. Accordingly, the condensed consolidated financial statements have been restated as if the combining companies had been combined for all periods presented. See note 1 to the condensed consolidated financial statements for a more detailed discussion of the merger transaction.

Results of Operations

Consolidated revenue was a record $174.4 million for the quarter ended September 30, 1998, a 28% increase over the same quarter a year ago. Each of the Company's operating divisions showed strong growth over the previous year. For the six months ended September 30, 1998, revenue was $333.2 million, an increase of 28% over revenue of $259.8 million for the same period a year ago.

The following table shows the Company's revenue by division for the quarters ended September 30, 1998 and 1997 (dollars in millions):

                               1998              1997       % Increase
                               ----              ----       ----------
    Services                 $ 46.9            $ 34.5          +36%
    Alliances                  43.4              34.0          +28
    Data Products              37.8              33.7          +12
    May & Speh                 36.4              25.9          +41
    International               9.9               7.8          +27
                              -----             -----          ---
                             $174.4            $135.9          +28%
                              =====             =====          ===

Services Division revenue of $46.9 million reflects a 36% increase over the prior year despite only 7% growth in the contract with Allstate Insurance Company ("Allstate"). However, this was more than offset by strong results from the Citibank, High Tech, Publishing, Insurance, Retail, Telecommunications, and Utilities business units. The Services Division also benefited from revenue of $3.8 million in the current year's quarter related to the acquisition of Buckley Dement, which was purchased effective October 1, 1997.

Alliances Division revenue of $43.4 million increased 28% over the same quarter a year ago. The Financial Services group continued to post strong gains, increasing 28% over the same period a year ago. The Strategic Alliances business unit was up 76% over the prior year primarily due to a server sale included in the quarter. The Trans Union, Polk, and ADP business units also reported revenue gains of 30%, 24%, and 7%, respectively.

Data Products Division revenue grew 12% compared to last year. Included in the prior year results was the impact of the Pro CD retail business for part of the quarter plus the impact of the consumer file license sold to infoUSA, Inc. (formerly American Business Information, Inc.) as part of the sale of the Pro CD retail business in August of last year. Excluding the effect of these two items from the year-earlier results, the Data Products Division posted a 30% gain over the same quarter last year. DMI grew 23%, DataQuick grew 22% and the Acxiom Data Group (InfoBase)including results from the Acxiom Data Network(SM) reflected 49% growth after adjusting for the Pro CD items noted above.

The May & Speh Division reported $36.4 million revenue for the quarter reflecting a 41% increase over the same quarter a year ago. May & Speh's direct marketing services increased 17% while their outsourcing services grew 81%, including the impact of the recently signed outsourcing contract with Waste Management, Inc.

The   International   Division  revenue  of  $9.9  million  grew  27%  over  the year-earlier period reflecting 58% growth in data warehouse and list processing services, partly mitigated by slightly lower revenue from fulfillment services.

For the six months ended September 30, 1998, Services Division revenue was up 32% versus the prior year, Alliances Division was up 31%, Data Products Division was up 17%, May & Speh was up 35%, and the International Division was up 28%.

The Company's operating expenses for the quarter included $109.4 million for special charges, which are merger and integration charges associated with the May & Speh merger and the write down of other impaired assets. The charges consisted of approximately $10.7 million of transaction costs, $6.8 million in associate-related reserves, $40.5 million in contract termination costs, $11.5 million for the write down of software, $29.3 million for the write down of property and equipment, $7.8 million for the write down of goodwill and other assets, and $2.8 million in other accruals. See note 1 to the condensed consolidated financial statements for further information about the special charges.

Salaries and benefits for the quarter grew $20.1 million or 41% over the prior year's second quarter, primarily as a result of increased headcount to support growth, including the hiring of approximately 75 new associates under the new Waste Management outsourcing contract. The remainder of the increase is due to higher incentive accruals and the effect of the Sigma and Buckley Dement acquisitions. For the six months ended September 30, 1998, salaries and benefits increased 36%. Computer, communications and other equipment costs rose $5.9 million or 27% higher than the second quarter in the prior year, reflecting higher software costs and the impact of capital expenditures. For the six months, computer, communications and other equipment costs were up 23%. Data costs grew $5.4 million or 25% over the prior year reflecting the growth in data revenue, combined with the impact of migrating to fixed cost data provider contracts, higher compilation costs at DataQuick due to the high level of refinancing, and costs associated with incremental sources of data. For the six month period, data costs increased 23%. Other operating costs and expenses grew $1.4 million or 6% from the year-earlier period. Increases in these costs were offset by costs associated with a server sale in the year-earlier period. For the six months ended September 30, 1998 the increase in other operating costs and expenses was 19%.

Due to the special charges, the Company recorded a loss from operations for the quarter of $83.7 million, compared to income from operations of $20.1 million in the second quarter of the prior year. Excluding the impact of the special charges, income from operations would have been $25.7 million for the quarter, an increase of 27% over the same period a year ago. For the six months, the Company recorded a loss from operations of $64.0 million compared to income from operations of $35.1 million for the prior year. Again excluding the impact of the special charges, income from operations would have been $45.4 million, an increase of 29% over the same period a year ago.

Interest expense increased by $2.2 million compared to the previous year's second quarter as a result of higher average debt levels. Approximately $1.5 million of the increase is due to the issuance of the 5.25% convertible debt, which was issued by May & Speh in March 1998. For the six months, interest expense was up $4.0 million, and again most of the increase was due to the convertible debt. Other income and expense for both the quarter and six months consists primarily of interest income from long-term receivables related to customer contracts and investment income earned by May & Speh on cash balances and marketable securities prior to the merger.

The Company's effective tax rate, before special charges, was 37.4% for both the quarter and the six month period, compared to 37.7% for both time periods in the prior year. Portions of the special charges may not be deductible for tax purposes and therefore the tax benefit recorded on the special charges was only 30.5%. Combining both the normal tax accrual with the estimated tax benefit of the special charges results in a 28.6% tax rate for the second quarter and a 26.2% rate for the six months ended September 30, 1998. The Company continues to expect the normal rate for fiscal 1999 to remain in the 37-39% range. This estimate is based on current tax law and current estimates of earnings, and is subject to change.

The Company recorded a net loss of $61.2 million for the quarter and $49.8 million for the six months, compared to net earnings of $12.2 million for the quarter and $20.6 million for the six months in the previous year. Loss per share on both a basic and diluted basis were $.82 and $.67 for both the quarter and six months, respectively. Excluding the impact of the special charges, earnings per share would have been $.20 basic and $.18 diluted for the quarter and $.35 basic and $.32 diluted for the six month period.

Capital Resources and Liquidity

Working capital at September 30, 1998 totaled $98.7 million compared to $207.3 million at March 31, 1998. The balance at March 31, 1998 included $109.8 million in cash and cash equivalents at May & Speh as a result of the issuance of the $115 million convertible debt. Since the merger, the Company has used available cash to pay down debt. At September 30, 1998, the Company had available credit
lines  of  $119.9  million  of  which  none  was   outstanding.   The

Company's   debt-to-capital  ratio  (capital  defined  as  long-term  debt  plus stockholders' equity) was 45% at September 30, 1998. Included in the debt component of this calculation is $140 million of convertible debt, which if excluded from the debt for the purposes of this calculation would reflect a 23% debt-to-capital ratio.

Cash used by operating activities was $1.4 million for the six months ended September 30, 1998 compared to cash provided by operating activities of $32.1 million in the same period in the previous year. Earnings before interest, taxes, depreciation, and amortization ("EBITDA"), excluding the non-cash impact of the special charges recorded in the second quarter, increased by 33% compared to a year ago. The resulting operating cash flow was reduced by $92.5 million in the current year and $15.8 million in the previous year due to the net change in operating assets and liabilities, including increases in accounts receivable for each year. EBITDA is not intended to represent cash flows for the period, is not presented as an alternative to operating income as an indicator of operating performance, may not be comparable to other similarly titled measures of other companies, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with generally accepted accounting principles. However, EBITDA is a relevant measure of the Company's operations and cash flows and is used internally as a surrogate measure of cash provided by operating activities.

Investing activities used $88.6 million in the six months ended September 30, 1998 compared to $24.5 million in the year-earlier period. Investing activities in the current period included $47.2 million in capital expenditures, compared to $41.2 million in the previous year, and $18.8 million in software development, compared to $9.2 million in the previous year. Investing activities also included $22.3 million paid in the acquisitions of NormAdress and Sigma, and additional earn-out payments made for acquisitions recorded in previous years. The acquisitions of NormAdress and Sigma are discussed more fully in note 1 to the condensed consolidated financial statements. Investing activities also included $8.1 million invested in joint ventures, including $4.0 million of additional investment in Bigfoot International, Inc., an emerging technology company that provides services and tools for internet e-mail users, and $3.2 million invested in Ceres Integrated Solutions, a provider of software and analytical services to large retailers. Investing activities in the current year also include the proceeds of sales of marketable securities, which were owned by May and Speh prior to the merger with the Company.

Financing activities in the current period used $26.2 million, consisting primarily of the net repayment of debt under the revolving line of credit.
Financing activities also included $15.8 million in sales of stock, including $12.2 million received from Trans Union Corporation ("Trans Union") for the purchase of 4 million shares of stock under a warrant which was issued to Trans Union in 1992 in conjunction with the data center management agreement between Trans Union and the Company.

Construction has begun on the Company's new headquarters building and a new customer service facility in Little Rock, Arkansas. Both of these buildings are scheduled to be completed and occupied before the end of fiscal 1999. Each building is being built pursuant to a 50/50 joint venture between the Company and local real estate developers. The total cost of the headquarters and customer service projects is expected to be approximately $7.5 million and $12.0 million, respectively. The Company expects other capital expenditures to total approximately $85-90 million in fiscal 1999.

While the Company does not have any other material contractual commitments for capital expenditures, additional investments in facilities and computer equipment continue to be necessary to support the growth of the business. In addition, new outsourcing or facilities management contracts frequently require substantial up-front capital expenditures in order to acquire or replace existing assets. In some cases, the Company also sells software, hardware, and data to customers under extended payment terms or notes receivable collectible over one to eight years. These arrangements also require up-front expenditures of cash, which are repaid over the life of the agreement. Management believes that the combination of existing working capital, anticipated funds to be generated from future operations, and the Company's available credit lines is sufficient to meet the Company's current operating needs as well as to fund the anticipated levels of expenditures. If additional funds are required, the Company would use existing credit lines to generate cash, followed by either additional borrowings to be secured by the Company's assets or the issuance of additional equity securities in either public or private offerings. Management believes that the Company has significant unused capacity to raise capital which could be used to support future growth.

Year 2000

Many computer systems ("IT Systems') and equipment and instruments with embedded microprocessors ("non-IT systems") were designed to only recognize the last two digits of a calendar year. With the arrival of the Year 2000, these systems and microprocessors may encounter operating problems due to their inability to distinguish years after 1999 from years preceding 1999. This could manifest in a system failure or miscalculations causing disruption of operations, including, among other things, a temporary inability to process or transmit data, or engage in normal business activities. As a result, the Company is engaged in an extensive project to remediate or replace its date-sensitive IT systems and non-IT systems.

The following discussion of the implications of the Year 2000 issue for the Company contains numerous forward-looking statements based on inherently uncertain information. The information presented is based on the Company's best estimates, which were derived utilizing a number of assumptions of future events, including the continued availability of internal and external resources, third party modifications, and other factors. However, there can be no guarantee that these estimates will be achieved and actual results could differ. Although the Company believes it will be able to make the necessary modifications in advance, there can be no guarantee that failure to correctly modify the systems would not have a material adverse effect on the Company.

Since 1996 the Company has been engaged in an enterprise-wide effort ("the Project") to address the risks associated with the Year 2000 problem, both internal and external. Under the Project, the Company has established a project office comprised of representatives from each of the operating divisions of the Company. A Company readiness champion and project leader are responsible for the readiness process which includes deliverables such as plans, reviews, and appropriate sign offs by the appropriate business unit leaders and the Company's Year 2000 leadership. The Project also includes the dissemination of internal communications and status reports on a regular basis to senior leadership.

The Company believes that it has identified and evaluated its internal Year 2000 issues and that sufficient resources are being devoted to renovating IT and non-IT systems that are not already "Year 2000 ready." The Company is operating on an internal deadline of December 31, 1998, and expects any residual activity to conclude before March 31, 1999. This will allow the Company to focus on additional testing efforts and integration of the Year 2000 programs of recent acquisitions during the remainder of 1999.

The Project involves four phases: (1) planning; (2) remediation; (3) testing; and (4) certification. The planning phase involves developing a detailed inventory of applications and systems, identifying the scope of necessary remediation to each application or system, and establishing a conversion schedule. During the remediation phase, source codes are actually converted, date fields are expanded or windowed, and the remediated system is tested to ensure it is functionally the same as the existing production version. In the testing phase, test data is prepared and the application is tested using a variety of Year 2000 scenarios. The certification phase validates that a system can run successfully in a Year 2000 environment and appropriate internal sign offs have been obtained.

The following chart indicates the estimated state of completion, as well as the planned date of completion of each phase of the project. It is important to note that each project must complete the previous phase before moving to the next phase.

                      Current          Planned              Planned
                      October          December             December
                       1998              1998                 1999
                      -------          --------             --------
   Planning             90%              100%                 100%
   Remediation          70%               90%                 100%
   Testing              60%               80%                 100%
   Certification        20%               75%                 100%

With regard to the Company's operational platforms (hardware, operating systems and vendor software) in the Company's primary data center located at the headquarters location, mainframes are currently 95% Year 2000 ready and servers are 89% Year 2000 ready.

The financial impact of the Year 2000 Project to the Company has not been, and is not expected to be, material to its financial position or results of operations in any given fiscal year. The costs to date associated with the Year 2000 effort primarily represent a reallocation of existing Company resources. Because of the range of possible issues and the large number of variables involved (including the Year 2000 readiness of any entities acquired by the Company), it is impossible to accurately quantify the potential cost of problems if the Company's remediation efforts or the efforts of those with whom it does business are not successful. Such costs and any failure of such remediation efforts could result in a loss of business, damage to the Company's reputation, and legal liability.

The Company currently believes that with modifications to existing software and conversions to new software, the Year 2000 issues can be mitigated. But the systems of vendors on which the Company's systems rely may not be converted in a timely fashion, or a vendor or customer may fail to convert its software or may implement a conversion that is incompatible with the Company's systems, which could have a material adverse impact on the Company.

In order to assess the readiness status of the Company's vendors, the Company has contacted each vendor, via written and/or telephone inquiries, regarding its Year 2000 status and has set up an internal database of this information. The Company is in the process of obtaining written commitments from each vendor that the products supplied to the Company are or will be (by a date certain) Year 2000 ready. As of October 31, 1998, the Company had received responses to 78% of its inquiries. The Company is also relying on representations made or contained in its vendors' web sites. The Company has also identified and is communicating with customers to determine if such customers have an effective plan in place to address their Year 2000 issues, and to determine the extent of the Company's vulnerability to the failure of such customers to remediate their own Year 2000 issues.

The Company believes that the most likely risks of serious Year 2000 business disruptions are external in nature, such as disruptions in telecommunications, electric, or transportation services. In addition, the Company places a high degree of reliance on computer systems of third parties, such as customers and computer hardware and software suppliers. Although the Company is assessing the readiness of these third parties and preparing contingency plans, there can be no guarantee that the failure of these third parties to modify their systems in advance of December 31, 1999 would not have a material adverse effect on the Company. Of all the external risks, the Company believes the most reasonably likely worst case scenario would be a business disruption resulting from an extended and/or extensive communications failure.

In an effort to reduce the risks associated with the Year 2000 problem, the Company has established and is currently continuing to develop Year 2000 contingency plans that build upon existing disaster recovery and contingency plans. Examples of the Company's existing contingency plans include alternative power supplies and communication lines. Contingency planning for possible Year 2000 disruptions will continue to be defined, improved and implemented.

Notwithstanding any contingency plan of the Company, the failure to correct a material Year 2000 problem could result in an interruption in, or a failure of, certain normal business activities or operations. Such failures could materially and adversely affect the Company's results of operations, liquidity and financial condition. Due to the general uncertainty inherent in the Year 2000 problem, resulting in part from the uncertainty of the Year 2000 readiness of third party vendors and customers, the Company is unable to determine at this time whether the consequences of Year 2000 failures will have a material impact on the Company's results of operations, liquidity or financial condition. The Project is expected to significantly reduce the

Company's level of uncertainty about the Year 2000 problem and, in particular, about the Year 2000 compliance and readiness of its material third party vendors and customers. The Company believes that the continued implementation of the Project will reduce the possibility of significant interruptions to the Company's normal business operations.

Other Information

The Company has had a long-term contractual relationship with Allstate. The initial contract had a five-year term beginning in September, 1992. The contract is automatically renewed for one-year periods if no cancellation notice is given six months prior to an anniversary date, after the five-year term. The contract currently extends until September, 1999. The Company is currently in negotiations with Allstate to further extend the relationship and provide for an additional five-year contract with a five-year renewal option.

Certain statements in this quarterly report may constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements, which are not statements of historical fact, may contain estimates, assumptions, projections and/or expectations regarding the Company's financial position, results of operations, market position, product development, regulatory matters, growth opportunities and growth rates, acquisition and divestiture opportunities, and other similar forecasts and statements of expectation. Words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates," and "should," and variations of these words and similar expressions, are intended to identify these forward-looking statements. Such forward-looking statements are not guarantees of future performance. They involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Representative examples of such factors are discussed in more detail in the Company's Annual Report on Form 10-K and include, among other things, the possible adoption of legislation or industry regulation concerning certain aspects of the Company's business; the removal of data sources and/or marketing lists from the Company; the ability of the Company to retain customers who are not under long-term contracts with the Company; technology challenges; Year 2000 issues; the risk of damage to the Company's data centers or interruptions in the Company's telecommunications links; acquisition integration; the effects of postal rate increases; and other market factors. See "Additional Information Regarding Forward-looking Statements" in the Company's Annual Report on Form 10-K.

Form 10-Q


                               ACXIOM CORPORATION
                           PART II - OTHER INFORMATION

Item 4.  Submission of Matters to a Vote of Security Holders.

         The Annual Meeting of Shareholders of the Company was held on September 17, 1998. At the meeting, the shareholders approved the election of three directors. Voting results for each individual nominee were as follows: Rodger S. Kline, 41,391,659 votes for and 2,625,625 votes withheld; Robert A. Pritzker, 43,051,159 votes for and 966,125 votes withheld; and James T. Womble, 41,388,836 votes for and 2,628,448 votes withheld. The shareholders also approved the issuance of up to 31,100,000 shares of common stock pursuant to the Amended and Restated Merger Agreement dated as of May 26, 1998, by and among Acxiom
         Corporation, ACX Acquisition Co., Inc. and May & Speh, Inc. Voting results for the merger proposal were as follows: 38,288,590 votes for, 118,338 votes withheld, and 76,676 votes abstaining from the vote.

Item 6. Exhibits and Reports on Form 8-K.

         (a)  Exhibits:

              27     Financial Data Schedule

         (b)  Reports on Forms 8-K.

              A report was filed on September 18, 1998, which reported the shareholders' approval of the merger with May & Speh, Inc.

Form 10-Q


                       ACXIOM CORPORATION AND SUBSIDIARIES

                                    SIGNATURE


Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.



                                         Acxiom Corporation




Dated:  November 16, 1998
                                         By:  /s/ Robert S. Bloom
                                            ------------------------------------
                                             (Signature)
                                             Robert S. Bloom
                                             Chief Financial Officer
                                             (Chief Accounting Officer)

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 10-Q

(Mark One)

[X] QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

     For the quarterly period ended December 31, 1998   OR


[ ]  TRANSITION  REPORT  PURSUANT  TO SECTION  13 OR   15(d) OF  THE  SECURITIES
     EXCHANGE ACT OF 1934

     For the transition period from ----- to -----

Commission file number 0-13163

                               Acxiom Corporation
             (Exact Name of Registrant as Specified in Its Charter)


                      DELAWARE                             71-0581897
          (State or Other Jurisdiction of               (I.R.S. Employer
           Incorporation or Organization)              Identification No.)

     P.O. Box 2000, 301 Industrial Boulevard,
                 Conway, Arkansas                          72033-2000
     (Address of Principal Executive Offices)              (Zip Code)

                                 (501) 336-1000
              (Registrant's Telephone Number, Including Area Code)


     Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                               Yes X        No

     The number of shares of Common Stock, $ 0.10 par value per share, outstanding as of February 8, 1999 was 78,128,478.

Form 10-Q
                         PART I - FINANCIAL INFORMATION

Item 1. Financial Statements

Company for which report is filed:

ACXIOM CORPORATION

The condensed consolidated financial statements included herein have been prepared by Registrant, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission. In the opinion of the Registrant's management, however, all adjustments necessary for a fair statement of the results for the periods included herein have been made and the disclosures contained herein are adequate to make the information presented not misleading. All such adjustments are of a normal recurring nature.

Form 10-Q
                       ACXIOM CORPORATION AND SUBSIDIARIES
                      CONDENSED CONSOLIDATED BALANCE SHEETS
                                   (Unaudited)
                             (Dollars in thousands)

                                                  December 31,        March 31,
                                                      1998              1998
                                                  ------------      ------------
           Assets
Current assets:
  Cash and cash equivalents                        $   3,208           115,510
  Marketable securities                                    -            11,794
  Trade accounts receivable, net                     179,553           118,281
  Refundable income taxes                             13,619             7,670
  Other current assets                                46,171            34,615
                                                     -------           -------
     Total current assets                            242,551           287,870
                                                     -------           -------
Property and equipment                               319,535           301,393
  Less - Accumulated depreciation and                116,841           115,709
    amortization                                     -------           -------
Property and equipment, net                          202,694           185,684
                                                     -------           -------
Software, net of accumulated amortization             41,866            38,673
Excess of cost over fair value of net
  assets acquired                                     91,528            73,851
Other assets                                         165,689            87,072
                                                     -------           -------
                                                   $ 744,328           673,150
                                                     =======           =======
    Liabilities and Stockholders' Equity
Current liabilities:
  Current installments of long-term debt              13,350            10,466
  Trade accounts payable                              27,990            21,946
  Accrued payroll and related expenses                 9,075            18,293
  Accrued merger and integration costs                34,881                 -
  Other accrued expenses                              20,753            20,846
  Deferred revenue                                     4,373            11,197
                                                     -------           -------
    Total current liabilities                        110,422            82,748
                                                     -------           -------
Long-term debt, excluding current installments       312,582           254,240
Deferred income taxes                                 34,966            34,968
Stockholders' equity:
  Common stock                                         7,861             7,405
  Additional paid-in capital                         139,701           121,130
  Retained earnings                                  139,901           175,946
  Foreign currency translation adjustment                901               676
  Unearned ESOP compensation                               -            (1,782)
  Treasury stock, at cost                             (2,006)           (2,181)
                                                     -------           -------
  Total stockholders' equity                         286,358           301,194
                                                     -------           -------
Commitments and contingencies                      $ 744,328           673,150
                                                     =======           =======

See accompanying notes to condensed consolidated financial statements.

Form 10-Q
                       ACXIOM CORPORATION AND SUBSIDIARIES
                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                                   (Unaudited)
                (Dollars in thousands, except per share amounts)

                                                   For the Three Months Ended

                                                          December 31

                                                   1998                 1997
                                                  -------              -------

Revenue                                         $ 187,912              147,042
Operating costs and expenses:
  Salaries and benefits                            64,784               54,332
  Computer, communications and other equipment     29,352               22,173
  Data costs                                       25,124               21,741
  Other operating costs and expenses               33,688               23,929
  Special charges                                   9,375                4,700
                                                  -------              -------
    Total operating costs and expenses            162,323              126,875
                                                  -------              -------
Income from operations                             25,589               20,167
                                                  -------              -------
Other income (expense):
  Interest expense                                 (4,518)              (2,016)
  Other, net                                          860                  834
                                                  -------              -------
                                                   (3,658)              (1,182)
                                                  -------              -------

Earnings before income taxes                       21,931               18,985
Income taxes                                        8,172                7,124
                                                  -------              -------
Net earnings                                    $  13,759               11,861
                                                  =======              =======
Earnings per share:

     Basic                                      $    0.18                 0.16
                                                     ====                 ====
     Diluted                                    $    0.17                 0.15
                                                     ====                 ====

See accompanying notes to condensed consolidated financial statements.

Form 10-Q
                       ACXIOM CORPORATION AND SUBSIDIARIES
                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                                   (Unaudited)
                (Dollars in thousands, except per share amounts)

                                                  For the Nine Months Ended

                                                         December 31

                                                   1998               1997
                                                  -------            -------

Revenue                                         $ 521,080            406,870
Operating costs and expenses:
  Salaries and benefits                           194,970            149,909
  Computer, communications and other equipment     81,901             64,801
  Data costs                                       77,686             64,325
  Other operating costs and expenses               86,170             67,905
  Special charges                                 118,747              4,700
                                                  -------            -------
    Total operating costs and expenses            559,474            351,640
                                                  -------            -------
Income (loss) from operations                     (38,394)            55,230
                                                  -------            -------
Other income (expense):
  Interest expense                                (12,917)            (6,445)
  Other, net                                        5,717              3,263
                                                  -------            -------
                                                   (7,200)            (3,182)
                                                  -------            -------
Earnings (loss) before income taxes               (45,594)            52,048
Income taxes                                       (9,549)            19,580
                                                  -------            -------
Net earnings (loss)                             $ (36,045)            32,468
                                                  =======            =======
Earnings (loss) per share:

     Basic                                      $   (0.48)              0.45
                                                  =======            =======
     Diluted                                    $   (0.48)              0.41
                                                  =======            =======

See accompanying notes to condensed consolidated financial statements.

Form 10-Q
                       ACXIOM CORPORATION AND SUBSIDIARIES
                 CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                   (Unaudited)

                             (Dollars in thousands)
                                                   For the Nine Months Ended

                                                          December 31


                                                   1998                1997
                                                  -------             -------
Cash flows from operating activities:
  Net earnings (loss)                           $ (36,045)             32,468
  Non-cash operating activities:
    Depreciation and amortization                  45,696              33,599
    Gain on disposal of assets                        (23)               (961)
    Provision for returns and doubtful accounts     2,153                 696
    Deferred income taxes                               -               4,727
    ESOP principal payments                         1,782               1,782
    Non-cash component of special charges          92,062                   -
    Changes in operating assets and liabilities:
      Accounts receivable                         (61,130)            (28,752)
      Other assets                                (22,936)            (26,615)
      Accounts payable and other liabilities      (16,942)             10,642
                                                  -------             -------
      Net cash provided (used) by operating
        activities                                  4,617              27,586
                                                  -------             -------
  Cash flows from investing activities:
    Disposition of assets                             693              27,898
    Development of software                       (20,379)            (11,271)
    Capital expenditures                          (87,290)            (59,797)
    Purchases of marketable securities                  -              (5,777
    Sales of marketable securities                 11,794              17,918
    Investments in joint ventures                 (10,607)             (4,942)
    Net cash paid in acquisitions                 (22,296)            (20,632)
                                                  -------             -------
      Net cash used by investing activities      (128,085)            (56,603)
                                                  -------             -------
  Cash flows from financing activities:
    Proceeds from debt                             90,758              26,605
    Payments of debt                              (98,799)             (8,412)
    Sale of common stock                           19,202               6,731
                                                  -------             -------
      Net cash provided by financing activities    11,161              24,924
                                                  -------             -------
      Effect of exchange rate changes on cash           5                   8
                                                  -------             -------
      Net decrease in cash and cash equivalents  (112,302)             (4,085)
  Cash and cash equivalents at beginning of
    period                                        115,510               9,695
                                                  -------             -------
  Cash and cash equivalents at end of period    $   3,208               5,610
                                                  =======             =======
  Supplemental cash flow information:
    Cash paid during the period for:
      Interest                                  $  12,312               4,828
      Income taxes                                  4,732              10,211
                                                  =======             =======

See accompanying notes to condensed consolidated financial statements.

Form 10-Q

                       ACXIOM CORPORATION AND SUBSIDIARIES
              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                   (Unaudited)

     Certain note information has been omitted because it has not changed significantly from that reflected in Notes 1 through 16 of the Notes to Consolidated Financial Statements filed as a part of the Registrant's restated consolidated financial statements as a result of the Registrant's merger with May & Speh, Inc., as filed with the Securities and Exchange Commission on a Form 8-K dated February 8, 1999.

                      ACXIOM CORPORATION AND SUBSIDIARIES
              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                   (Unaudited)

1. On September 17, 1998, the Company acquired all of the outstanding capital stock of May & Speh, Inc. ("May & Speh") by exchanging .80 shares of the
     Company's stock for each share of May & Speh stock. Accordingly, the Company exchanged 20,858,923 shares of its common stock for all of the outstanding shares of capital stock of May & Speh. Additionally, the Company assumed all of the currently outstanding options granted under May & Speh's stock option plans, with the result that 4,289,202 shares of the Company's common stock became subject to issuance upon exercise of such options. The Company also assumed May & Speh's convertible subordinated debt, which is now convertible into 5,783,000 shares of the Company's common stock. The acquisition was accounted for as a pooling-of-interests and, accordingly, the condensed consolidated financial statements have been restated as if the combining companies had been combined for all periods presented. Included in the statement of operations for the nine months ended December 31, 1998 are revenues of $66.6 million and earnings before income taxes of $15.1 million for May & Speh for the period from April 1, 1998 to September 17, 1998. For the nine months ended December 31, 1997, May & Speh had revenue of $75.9 million and earnings before income taxes of $12.2 million.

     In the quarter ended September 30, 1998, the Company recorded special charges totaling $109.4 million related to merger and integration charges associated with the May & Speh merger and the write down of other impaired assets. During the quarter ended December 31, 1998, the Company recorded additional merger and integration charges of $9.4 million, for a total special charge during the nine-month period of $118.7 million. The charges consisted of approximately $10.7 million of transaction costs to be paid to investment bankers, accountants, and attorneys; $8.1 million in associate-related reserves, principally employment contract termination costs and severance costs; $48.5 million in contract termination costs; $11.5 million for the write down of software; $29.3 million for the write down of property and equipment; $7.8 million for the write down of goodwill and other assets; and $2.8 million in other write downs and accruals. Approximately $110.1 million of the charge was for duplicative assets or costs directly attributable to the May & Speh merger. The remaining $8.6 million related to other impaired assets which were impaired during the second quarter, primarily $5.7 million related to goodwill and shut-down costs associated with the closing of certain business locations in New Jersey, Malaysia, and the Netherlands, which occurred during the second quarter.

     The following table shows the balances which were accrued as of September 30, 1998 and the changes in those balances during the quarter ended December 31, 1998 (dollars in thousands):

                               September 30   Additions   Payments   December 31
                               ------------   ---------   --------   -----------
                                   1998                                 1998
                                   ----                                 ----

     Transaction costs           $ 9,163            -       8,938         225
     Associate-related reserves    6,783        1,375       2,912       5,246
     Contract termination costs   40,500        8,000      21,500      27,000
     Other accruals                2,490            -          80       2,410
                                  ------        -----      ------      ------
                                 $58,936        9,375      33,430      34,881
                                  ======        =====      ======      ======


     The Company expects that the remaining transaction costs will be paid in cash during the next three to six months. The associate-related reserves will be paid over the next three to nine months. The contract termination costs will be paid out over the next 15 months. The other accruals will be paid out over periods ranging up to five years.

     Effective April 1, 1998, the Company purchased the outstanding stock of NormAdress, a French company located in Paris. NormAdress provides database and direct marketing services to its customers. The purchase price was 20 million French Francs (approximately $3.4 million) in cash and other additional cash consideration of which approximately $900,000 is guaranteed and the remainder is based on the future performance of NormAdress. The acquisition was accounted for as a purchase and, accordingly, the results of operations of NormAdress are included in the condensed consolidated statements of operations as of the purchase date. The purchase price exceeded the fair value of net assets acquired by approximately $4.1 million. The resulting excess of cost over net assets acquired is being amortized using the straight-line method over its estimated economic life of 20 years. The pro forma combined results of operations, assuming the acquisition occurred at the beginning of the periods presented, are not materially different from the historical results of operations reported.

     Effective May 1, 1998, May & Speh acquired substantially all of the assets of SIGMA Marketing Group, Inc. ("Sigma"), a full-service database marketing company headquartered in Rochester, New York. Under the terms of the agreement, May & Speh paid $15 million at closing for substantially all of Sigma's assets, and will pay the former owners up to an additional $6 million, the substantial portion of which is contingent on certain operating objectives being met. Sigma's former owners were also issued warrants to acquire 276,800 shares of the Company's common stock at a price of $17.50 per share in connection with the transaction. Sigma's results of operations are included in the Company's consolidated results of operations beginning May 1, 1998. This acquisition was accounted for as a purchase. The excess of cost over net assets acquired of $20.2 million is being amortized using the straight-line method over 40 years. The pro forma effect of the acquisition is not material to the Company's results of operations for the periods reported.

     On December 31, 1998, the Company entered into a definitive agreement to acquire Computer Graphics of Arizona, Inc. ("Computer Graphics") and all of its affiliated companies in a stock-for-stock merger. The merger is expected to be completed prior to the Company's fiscal year end, subject to the absence of any material adverse changes in Computer Graphics' business prior to closing and subject to the approval of the shareholders of
     Computer Graphics. Computer Graphics, a privately held enterprise headquartered in Phoenix, Arizona, is a computer service bureau principally serving financial services direct marketers. This merger is expected to be accounted for as a pooling-of-interests.

2. Included in other assets are unamortized outsourcing capital expenditure costs in the amount of $27.6 million and $25.0 million at December 31, 1998 and March 31, 1998, respectively. Noncurrent receivables from software license, data, and equipment sales are also included in other assets in the amount of $17.5 million and $20.3 million at December 31, 1998 and March 31, 1998, respectively. The current portion of such receivables is included in other current assets in the amount of $11.5 million and $9.5 million as of December 31, 1998 and March 31, 1998, respectively. Other assets also included $71.3 million and $10.3 million in enterprise systems software licenses at December 31, 1998 and March 31, 1998, respectively. Such licenses are amortized over the estimated useful life of the license.

3.   Long-term debt consists of the following (dollars in thousands):

                                                    December 31,     March 31,
                                                        1998           1998

     5.25% Convertible subordinated notes             $115,000        115,000
     due 2003; convertible at the option of
     the holder into shares of common stock
     at a conversion price of $19.89 per
     share; redeemable at the option of the
     Company at any time after April 3, 2001

     Unsecured revolving credit agreement               50,572         36,445

     6.92% Senior notes due March 30, 2007,             30,000         30,000
     payable in annual installments of $4,286 commencing March 30, 2001; interest is payable semi-annually

     3.12% Convertible note, interest and               25,000         25,000
     principal due April 30, 1999; convertible at maturity into two million shares of common stock

     Capital leases on land, buildings and              21,706         22,818
     equipment payable in monthly payments
     of $357 of principal and interest;
     remaining terms of from five to twenty
     years; interest rates at approximately 8%

     8.5% Unsecured term loan; quarterly                 9,200          9,800
     principal payments of $200 plus interest with the balance due in 2003

     9.75% Senior notes, due May 1, 2000,                4,286          6,429
     payable in annual installments of $2,143 each May 1; interest is payable semi-annually

     Enterprise software license liabilities            64,343         10,949
     payable over terms of from five to seven years

     Other capital leases, debt and long-term            5,825          8,265
     liabilities                                       -------        -------

           Total long-term debt                        325,932        264,706

        Less current installments                       13,350         10,466
                                                       -------        -------

     Long-term debt, excluding current                $312,582        254,240
     installments                                      =======        =======

     The 3.12% convertible note, although due within the next year, continues to be classified as long-term debt because the Company intends to use available funding under the revolving credit agreement to refinance the note on a long-term basis in the event the holder of the note elects to receive cash at maturity. Currently, the Company expects the holder to convert the note into common stock, which would not require the Company to pay any cash at maturity.

     The holder of the 8.5% term loan, which was made to May & Speh, has the right to demand payment due to a change in control. The lender has not exercised that right, and the Company presently intends to renegotiate the loan on a long-term basis. If the lender does demand repayment, the Company will pay off the loan with available funds from the unsecured revolving credit agreement. Therefore, the Company continues to classify the term loan as long-term.

     Also as a result of the merger with May & Speh, the Company was required to offer to repurchase the 5.25% convertible subordinated notes at face value. To date, no holders have accepted the offer. The Company does not expect the holders to accept the offer, as the face value of the notes is less than the value of the shares into which they are convertible. Accordingly, these notes continue to be classified as long-term.

     At December 31, 1998, due to the merger with May & Speh and the special charges booked during the year, the Company was in violation of certain restrictive covenants under the unsecured revolving credit agreement and the 9.75% senior notes. The violations of each of these agreements has been waived by the respective lenders.

     In connection with the construction of the Company's new headquarters building and a new customer service facility in Little Rock, Arkansas, the Company has entered into 50/50 joint ventures with local real estate developers. In each case, the Company is guaranteeing portions of the construction loans for the buildings. The aggregate amount of the guarantees at December 31, 1998 was $6.0 million. The total cost of the two building projects is expected to be approximately $19.5 million.

4. Below is a calculation and reconciliation of the numerator and denominator of basic and diluted earnings (loss) per share (dollars in thousands, except per share amounts):

                               For the Quarter Ended   For the Nine Months Ended
                               ---------------------   -------------------------
                               December     December     December     December
                                  31           31           31           31
                               --------     --------     --------     --------
                                 1998         1997         1998         1997

     Basic earnings (loss)
      per share:
       Numerator - net
        earnings (loss)        $13,759       11,861      (36,045)      32,468
                                ======       ======       ======       ======

     Denominator (weighted
      average shares
      outstanding)              77,692       72,300       75,230       72,042
                                ======       ======       ======       ======

     Earnings (loss) per
      share                    $   .18          .16         (.48)         .45
                                   ===          ===          ===          ===


     Diluted earnings (loss)
      per share:
       Numerator:
         Net earnings (loss)   $13,759       11,861      (36,045)      32,468
         Interest expense on
           convertible debt
           (net of tax effect)   1,083          111            -          334
                                ------       ------       ------       ------
                               $14,842       11,972      (36,045)      32,802
                                ======       ======       ======       ======

     Denominator:
       Weighted average shares
         out-standing           77,692       72,300       75,230       72,042
       Effect of common stock
         options and warrants    4,451        6,740            -        6,618
       Convertible debt          7,783        2,000            -        2,000
                                ------       ------       ------       ------
                                89,926       81,040       75,230       80,660
                                ======       ======       ======       ======

     Earnings (loss) per share    $.17          .15         (.48)         .41
                                   ===          ===          ===          ===

     All potentially dilutive securities were excluded from the above calculations for the nine months ended December 31, 1998 because they were antidilutive in accordance with Statement of Financial Accounting Standards No. 128. The effects of common stock options and warrants which were excluded were 6,110,000. Potentially dilutive shares related to the convertible debt which were excluded were 7,783,000. Also, interest expense on the convertible debt (net of income tax effect) excluded in computing diluted earnings (loss) per share for the nine months was $3,208,000.

     Options to purchase shares of common stock that were outstanding during the other periods reported, but were not included in the computation of diluted earnings per share because the option exercise price was greater than the average market price of the common shares, are shown below:

                                                                  For the Nine
                                 For the Quarter Ended            Months Ended
                             -----------------------------        ------------
                             December 31       December 31         December 31
                             -----------       -----------         -----------
                                1998              1997                1997
                                ----              ----                ----

     Number of shares
       under option (in
       thousands)              1,378             1,824               1,716

     Range of exercise
       prices             $24.81 - $54.00   $17.03 - $35.92     $15.70 - $35.92
                           ==============    ==============      ==============

5. Trade accounts receivable are presented net of allowances for doubtful accounts, returns, and credits of $4.8 million and $3.6 million at December 31, 1998 and March 31, 1998, respectively.

6. The Company adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income," as of April 1, 1998. Statement No. 130 establishes standards for reporting and displaying comprehensive income and its components in a financial statement that is displayed with the same prominence as other financial statements. Statement No. 130 also requires the accumulated balance of other comprehensive income to be displayed separately in the equity section of the consolidated balance sheet. The accumulated balance of other comprehensive income, which consists solely of foreign currency translation adjustment, as of December 31, 1998 and March 31, 1998, was $0.9 million and $0.7 million, respectively. The adoption of this statement had no impact on operations or stockholders' equity. Comprehensive income was $13.3 million for the quarter ended December 31, 1998 and was $12.4 million for the quarter ended December 31, 1997. Comprehensive loss was $35.8 million for the nine months ended December 31, 1998 and comprehensive income was $32.8 million for the nine months ended December 31, 1997.

Form 10-Q

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

On May 26, 1998, the Company entered into a merger agreement with May & Speh, Inc. ("May & Speh"). May & Speh, headquartered in Downers Grove, Illinois, provides computer-based information management services with a focus on direct marketing and information technology outsourcing services. The merger, which was completed September 17, 1998, has been accounted for as a pooling-of-interests. Accordingly, the condensed consolidated financial statements have been restated as if the combining companies had been combined for all periods presented. See note 1 to the condensed consolidated financial statements for a more detailed discussion of the merger transaction.

Results of Operations

Consolidated revenue was a record $187.9 million for the quarter ended December 31, 1998, a 28% increase over the same quarter a year ago. For the nine months ended December 31, 1998, revenue was $521.1 million, an increase of 28% over revenue of $406.9 million for the same period a year ago.

The following table shows the Company's revenue by operating division for the quarters ended December 31, 1998 and 1997 (dollars in millions):

                                           1998         1997      % Change
                                           ----         ----      --------
         Services                         $51.5        $38.1        +35%
         Alliances                         49.7         39.3        +26
         Data Products (direct view)       33.1         33.5        - 1
         May & Speh                        43.0         26.4        +63
         International                     10.6          9.7        + 9
                                          -----        -----        ---
                                         $187.9       $147.0        +28%
                                          =====        =====        ===

         Data Products (product view)     $45.7        $40.2        +14%
                                           ====         ====        ===

Services Division revenue of $51.5 million for the quarter reflects a 35% increase over the prior year. Revenue related to the Allstate Insurance Company ("Allstate") contract grew 14%. Other Services Division business units reporting good growth included retail, up 54%; Citicorp, up 44%; pharmaceutical, up 49%; publishing, up 11%; the technology business unit, which more than doubled; and the telecommunications business unit, which nearly quadrupled. These increases were partially offset, however, by the insurance business unit which was flat compared to the prior year and utilities, which reported lower revenues than the prior year.

Alliances Division revenue of $49.7 million increased 26% over the same quarter a year ago. The Financial Services group continued to show strong results, with revenue up 43% over the prior year. Also, revenue from the Trans Union
Corporation ("Trans Union") business units grew 20% and the other Alliances Division business units grew 13%, including the Polk business unit which grew 23% combined with flat revenue from the strategic alliances business unit.

Data Products Division revenue of $33.1 million was essentially flat compared to last year. Within the Data Products Division, the Acxiom Data Group (InfoBase) grew 40% while Direct Media reported a modest 3% gain over the prior year and DataQuick fell 13%. Direct Media, which operates in a more mature industry, was also comparing against strong results in the year ago quarter. DataQuick results in the prior year benefited from a license of their data to the Polk Company. It should also be noted that the discussion above presents the Data Products Division on a direct view, that is, their results from direct sales channels. Not included are data sales made to customers of the Services and Alliances Divisions whose data sales are reported in those divisions. Combining these sales with the direct sales channels (or the "product view") reflects the primary way the Data Products Division is measured internally. On the product view, the Data Products Division reported revenues of $45.7 million reflecting a 14% increase over the prior year.

The May & Speh Division reported $43.0 million revenue for the quarter reflecting a 63% increase over the same quarter a year ago. May & Speh's outsourcing business more than doubled while direct marketing services grew 17% over the prior year. The increase in outsourcing includes the impact of the recently signed outsourcing contract with Waste Management, Inc.

The International Division revenue of $10.6 million grew 9% over the year-earlier period reflecting 41% growth in data warehouse and list processing services, partly offset by a 31% decline in fulfillment services. The decline in fulfillment services is primarily due to a significant project in the prior year that did not recur in the current year.

For the nine months ended December 31, 1998, Services Division revenue was up 33% versus the prior year, Alliances Division was up 29%, Data Products Division was up 11%, May & Speh was up 44%, and the International Division was up 21%. In general, the discussion above related to the third quarter is also relevant to the increases for the nine months.

Salaries and benefits for the quarter grew $10.5 million or 19% over the prior year's third quarter, primarily as a result of normal merit increases and increased headcount to support growth, including the hiring of approximately 75 new associates under the new Waste Management, Inc. outsourcing contract. For the nine months ended December 31, 1998, salaries and benefits increased 30%, which also reflects merit increases and increased headcount, but also includes increases of $4.5 million due to acquisitions, primarily Buckley Dement and Sigma. Computer, communications and other equipment costs rose $7.2 million or 32% higher than the third quarter in the prior year, reflecting higher software costs and the impact of capital expenditures. For the nine months, computer, communications and other equipment costs were up 26% for the same reasons. Data costs grew $3.4 million or 16% over the prior year reflecting the growth in data revenue. This growth, combined with the impact of migrating to fixed cost data provider contracts, higher compilation costs at DataQuick due to the high level of refinancings, and costs associated with incremental sources of data, caused data costs for the nine months to increase

21%. Other operating costs and expenses grew $9.8 million or 41% from the year-earlier quarter, reflecting higher costs due to the higher revenue along with increases in advertising, goodwill amortization, consulting, and facilities costs. For the nine months ended December 31, 1998 the increase in other operating costs and expenses was 27%, which is in line with the increase in revenue.

The Company's operating expenses for the quarter included an additional $9.4 million for special charges, which are merger and integration charges associated with the May & Speh merger and the write down of other impaired assets. Together with the special charges recorded in the second quarter, the total special charges for the nine-month period totaled $118.7 million. The charges consisted of approximately $10.7 million of transaction costs, $8.1 million in associate-related reserves, $48.5 million in contract termination costs, $11.5 million for the write down of software, $29.3 million for the write down of property and equipment, $7.8 million for the write down of goodwill and other assets, and $2.8 million in other accruals. See note 1 to the condensed consolidated financial statements for further information about the special charges. In the third quarter last year, May & Speh recorded a $4.7 million special charge primarily for severance costs.

Income from operations for the quarter was $25.6 million, an increase of 27% from the comparable period a year ago. Excluding the impact of the special charges, income from operations would have been $35.0 million for the current quarter, compared to $24.9 million in the prior year, an increase of 41%. For the nine months ended December 31, 1998, the Company recorded a loss from operations of $38.4 million compared to income from operations of $55.2 million in the prior year. Again excluding the impact of the special charges, operating income would have been $80.4 million for the nine months, an increase of 34% compared to the previous year's total of $59.9 million.

Interest expense increased by $2.5 million compared to the previous year's third quarter as a result of higher average debt levels. Approximately $1.5 million of the increase is due to the issuance of the 5.25% convertible debt, which was issued by May & Speh in March 1998. For the nine months, interest expense was up $6.5 million for the same reasons. Other income and expense for both the quarter and nine months consists primarily of interest income from long-term receivables related to customer contracts and investment income earned by May & Speh on cash balances and marketable securities prior to the merger.

The Company's effective tax rate, before special charges, was 37.2% for the quarter and 37.3% for the nine-month period, compared to 37.4% and 37.6% for the respective periods in the prior year. Portions of the special charges may not be deductible for tax purposes and therefore the tax benefit recorded on the special charges was only 31.0%. Combining both the normal tax accrual with the estimated tax benefit of the special charges results in a 37.3% tax rate for the third quarter and a 20.9% rate for the nine months ended December 31, 1998. The Company continues to expect the normal rate for fiscal 1999 to remain in the 37-39% range. This estimate is based on current tax law and current estimates of earnings, and is subject to change.

The Company recorded net earnings of $13.8 million for the quarter and a net loss of $36.0 million for the nine months, compared to net earnings of $11.9 million for the quarter and $32.5 million for the nine months in the previous year. Earnings per share for the quarter on a basic and diluted basis were $.18 and $.17, respectively. For the nine months, loss per share on both a basic and diluted basis was $.48. Excluding the impact of the special charges, earnings per share would have been $.25 basic and $.23 diluted for the quarter and $.61 basic and $.55 diluted for the nine-month period.

Capital Resources and Liquidity

Working capital at December 31, 1998 totaled $132.1 million compared to $205.1 million at March 31, 1998. The balance at March 31, 1998 included $98.0 million in cash and cash equivalents at May & Speh as a result of the issuance of the $115 million convertible debt. Since the merger, the Company has used available cash to pay down debt. At December 31, 1998, the Company had available credit lines of $126.5 million of which $50.6 million was outstanding. The Company's debt-to-capital ratio (capital defined as long-term debt plus stockholders' equity) was 52% at December 31, 1998, compared to 46% at March 31, 1998. Included in the debt component of this calculation is $140 million of convertible debt which, if considered equity for the purposes of this calculation, would reflect a 29% debt-to-capital ratio at December 31, 1998.

Cash provided by operating activities was $4.6 million for the nine months ended December 31, 1998 compared to cash provided by operating activities of $27.6 million in the same period in the previous year. Earnings before interest, taxes, depreciation, and amortization ("EBITDA"), excluding the impact of the special charges recorded in the current year, increased by 36% compared to a year ago. The resulting operating cash flow was reduced by $101.0 million in the current year and $44.7 million in the previous year due to the net change in operating assets and liabilities, including significant increases in accounts receivable for each year. The Company is taking steps to emphasize collections of accounts receivable, to mitigate any additional cash flow effects of future increases. EBITDA is not intended to represent cash flows for the period, is not presented as an alternative to operating income as an indicator of operating performance, may not be comparable to other similarly titled measures of other companies, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with generally accepted accounting principles. However, EBITDA is a relevant measure of the Company's operations and cash flows and is used internally as a surrogate measure of cash provided by operating activities.

Investing activities used $128.1 million in the nine months ended December 31, 1998 compared to $56.6 million in the year-earlier period. Investing activities in the current period included $87.3 million in capital expenditures, compared to $59.8 million in the previous year, and $20.4 million in software development, compared to $11.3 million in the previous year. The Company expects additional capital expenditures to total approximately $20 to $25 million in the fourth quarter. Investing activities also included $22.3 million paid in the acquisitions of NormAdress, Sigma, and additional earn-out payments made for acquisitions recorded in previous years. The acquisitions of NormAdress and Sigma are discussed more fully in note 1 to the condensed consolidated financial statements. Investing activities also included $10.6 million invested in joint ventures, including $4.0 million of additional investment in Bigfoot International, Inc., an emerging technology company that provides services and tools for internet e-mail users, and $3.3 million invested in Ceres Integrated Solutions, a provider of software and analytical services to large retailers. Investing activities in the current year also include the proceeds of sales of marketable securities, which were owned by May & Speh prior to the merger with the Company.

Financing activities in the current period provided $11.2 million. Financing activities included $19.2 million in sales of stock, including $12.2 million received from Trans Union for the purchase of 4 million shares of stock under a warrant which was issued to Trans Union in 1992 in conjunction with the data center management agreement between Trans Union and the Company. The remaining financing activities consisted of net repayments of debt.

Construction is continuing on the Company's new headquarters building and a new customer service facility in Little Rock, Arkansas. Both of these buildings are scheduled to be completed and occupied before the end of fiscal 1999. Each building is being built pursuant to a 50/50 joint venture between the Company and local real estate developers. The total cost of the headquarters and customer service projects is expected to be approximately $7.5 million and $12.0 million, respectively.

On January 4, 1999 the Company announced the acquisition of three database marketing units from Deluxe Corporation. The purchase price was $18 million in cash with an additional $5.6 million to be paid April 1, 1999. The units are expected to add over $20 million in annual revenue and to have little impact on earnings in the current fiscal year.

While the Company does not have any other material contractual commitments for capital expenditures, additional investments in facilities and computer equipment continue to be necessary to support the growth of the business. In addition, new outsourcing or facilities management contracts frequently require substantial up-front capital expenditures in order to acquire or replace existing assets. In some cases, the Company also sells software, hardware, and data to customers under extended payment terms or notes receivable collectible over one to eight years. These arrangements also require up-front expenditures of cash, which are repaid over the life of the agreement. Management believes that the combination of existing working capital, anticipated funds to be generated from future operations, and the Company's available credit lines is sufficient to meet the Company's current operating needs as well as to fund the anticipated levels of expenditures. If additional funds are required, the Company would use existing credit lines to generate cash, followed by either additional borrowings to be secured by the Company's assets or the issuance of additional equity securities in either public or private offerings. Management believes that the Company has significant unused capacity to raise capital which could be used to support future growth.


Year 2000

Many computer systems ("IT systems") and equipment and instruments with embedded microprocessors ("non-IT systems") were designed to only recognize the last two digits of a calendar year. With the arrival of the Year 2000, these systems and microprocessors may encounter operating problems due to their inability to distinguish years after 1999 from years preceding 1999. This could manifest in a system failure or miscalculations causing disruption of operations, including, among other things, a temporary inability to process or transmit data, or engage in normal business activities. As a result, the Company remains engaged in an extensive project to remediate or replace its date-sensitive IT systems and non-IT systems.

The following discussion of the implications of the Year 2000 issue for the Company contains numerous forward-looking statements based on inherently uncertain information. The information presented is based on the Company's best estimates, which were derived utilizing a number of assumptions of future events, including the continued availability of internal and external resources, third party modifications, and other factors. However, there can be no guarantee that these estimates will be achieved and actual results could differ. Although the Company believes it is able to make the necessary modifications in advance, there can be no guarantee that failure to correctly modify the systems would not have a material adverse effect on the Company.

Since 1996 the Company has been engaged in an enterprise-wide effort ("the Project") to address the risks associated with the Year 2000 problem, both internal and external. Under the Project, the Company has established a project office comprised of representatives from each of the operating divisions of the Company. A Company readiness champion and project leader are responsible for the readiness process which includes deliverables such as plans, reviews, and appropriate sign-offs by the appropriate business unit leaders and the Company's Year 2000 leadership. The Project also includes the dissemination of internal communications and status reports on a regular basis to senior leadership.

The Company believes that it has identified and evaluated its internal Year 2000 issues and that sufficient resources are being devoted to renovating IT systems and non-IT systems that are not already "Year 2000 ready." The Company set an internal deadline of December 31, 1998 to achieve Year 2000 readiness status, with any residual activity to conclude before March 31, 1999. This timetable was developed to allow the Company to focus on additional testing efforts and integration of the Year 2000 programs of recent acquisitions during the remainder of 1999. Overall, the Company substantially met this internal deadline, with remaining exceptions to be completed by March, 31, 1999. Such exceptions include recent mergers and acquisitions, as well as customer and vendor driven dependencies.

The Project involves four phases: (1) planning; (2) remediation; (3) testing; and (4) certification. The planning phase involves developing a detailed inventory of applications and systems, identifying the scope of necessary remediation to each application or system, and establishing a conversion schedule. During the remediation phase, source codes are actually converted, date fields are expanded or windowed, and the remediated system is tested to ensure it is functionally the same as the existing production version. In the testing phase, test data is prepared and the application is tested using a variety of Year 2000 scenarios. The certification phase validates that a system can run successfully in a Year 2000 environment and appropriate internal sign-offs have been obtained.

The following chart indicates the estimated state of completion, as well as the planned date of completion of each phase of the project. It is important to note that each project must complete the previous phase before moving to the next phase.

                            Current          Planned           Planned
                            January          December          December
                             1999              1998              1999
                             ----              ----              ----
         Planning             99%              100%              100%
         Remediation          93%               90%              100%
         Testing              82%               80%              100%
         Certification        79%               75%              100%

With regard to the Company's operational platforms (hardware, operating systems and vendor software) in the Company's primary data center located at the headquarters location, mainframes and servers are both currently 95%Year 2000 ready.

The financial impact of the Year 2000 Project to the Company has not been, and is not expected to be, material to its financial position or results of operations in any given fiscal year. The costs to date associated with the Year 2000 effort primarily represent a reallocation of existing Company resources. Because of the range of possible issues and the large number of variables involved (including the Year 2000 readiness of any entities acquired by the Company), it is impossible to accurately quantify the potential cost of problems if the Company's remediation efforts or the efforts of those with whom it does business are not successful. Such costs and any failure of such remediation efforts could result in a loss of business, damage to the Company's reputation, and legal liability.

The Company currently believes that with modifications to existing software and conversions to new software, the Year 2000 issues can be mitigated. But the systems of vendors on which the Company's systems rely may not be converted in a timely fashion, or a vendor or customer may fail to convert its software or may implement a conversion that is incompatible with the Company's systems, which could have a material adverse impact on the Company.

In order to assess the readiness status of the Company's vendors, the Company has contacted each vendor, via written and/or telephone inquiries, regarding its Year 2000 status and has set up an internal database of this information. The Company is in the process of obtaining written commitments from each vendor that the products supplied to the Company are or will be (by a date certain) Year 2000 ready. As of February 1, 1999, the Company had received responses to 83% of its inquiries. The Company is also relying on representations made or contained in its vendors' web sites. In addition, the Company has identified and is communicating with customers to determine if such customers have an effective plan in place to address their Year 2000 issues, and to determine the extent of the Company's vulnerability to the failure of such customers to remediate their own Year 2000 issues.

The Company believes that the most likely risks of serious Year 2000 business disruptions are external in nature, such as disruptions in telecommunications, electric, or transportation services.

In addition, the Company places a high degree of reliance on computer systems of third parties, such as customers and computer hardware and software suppliers. Although the Company is assessing the readiness of these third parties and preparing contingency plans, there can be no guarantee that the failure of these third parties to modify their systems in advance of December 31, 1999 would not have a material adverse effect on the Company. Of all the external risks, the Company believes the most reasonably likely worst case scenario would be a business disruption resulting from an extended and/or extensive communications failure.

In an effort to reduce the risks associated with the Year 2000 problem, the Company has established and is currently continuing to develop Year 2000 contingency plans that build upon existing disaster recovery and contingency plans. Examples of the Company's existing contingency plans include alternative power supplies and communication lines. Contingency planning for possible Year 2000 disruptions will continue to be defined, improved and implemented.

Notwithstanding any contingency plan of the Company, the failure to correct a material Year 2000 problem could result in an interruption in, or a failure of, certain normal business activities or operations. Such failures could materially and adversely affect the Company's results of operations, liquidity and financial condition. Due to the general uncertainty inherent in the Year 2000 problem, resulting in part from the uncertainty of the Year 2000 readiness of third party vendors and customers, the Company is unable to determine at this time whether the consequences of Year 2000 failures will have a material impact on the Company's results of operations, liquidity or financial condition. The Project is expected to significantly reduce the Company's level of uncertainty about the Year 2000 problem and, in particular, about the Year 2000 compliance and readiness of its material third party vendors and customers. The Company believes that the continued implementation of the Project will reduce the possibility of significant interruptions to the Company's normal business operations.

Other Information

The Company has had a long-term contractual relationship with Allstate. The initial contract had a five-year term beginning in September, 1992. The contract is automatically renewed for one-year periods if no cancellation notice is given six months prior to an anniversary date, after the five-year term. The contract currently extends until September, 1999. The Company is currently in negotiations with Allstate to further extend the relationship and provide for an additional five-year contract with a five-year renewal option.

Certain statements in this quarterly report may constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements, which are not statements of historical fact, may contain estimates, assumptions, projections and/or expectations regarding the Company's financial position, results of operations, market position, product development, regulatory matters, growth opportunities and growth rates, acquisition and divestiture opportunities, and other similar forecasts and statements of expectation. Words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates," and "should," and variations of these words and similar expressions, are intended to identify these forward-looking statements. Such forward-looking statements are not guarantees of future performance. They involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Representative examples of such factors are discussed in more detail in the Company's Annual Report on Form 10-K and include, among other things, the possible adoption of legislation or industry regulation concerning certain aspects of the Company's business; the removal of data sources and/or marketing lists from the Company; the ability of the Company to retain customers who are not under long-term contracts with the Company; technology challenges; Year 2000 issues; the risk of damage to the Company's data centers or interruptions in the Company's telecommunications links; acquisition integration; the effects of postal rate increases; and other market factors. See "Additional Information Regarding Forward-looking Statements" in the Company's Annual Report on Form 10-K.

Form 10-Q

                               ACXIOM CORPORATION
                           PART II - OTHER INFORMATION



Item 6. Exhibits and Reports on Form 8-K.

         (a)  Exhibits:

              27     Financial Data Schedule

         (b)  Reports on Forms 8-K.

              A report was filed on February 8, 1999, which reported the Registrant's restated consolidated financial statements as a result of the Registrant's merger with May & Speh, Inc.

Form 10-Q


                       ACXIOM CORPORATION AND SUBSIDIARIES

                                    SIGNATURE


Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.



                                            Acxiom Corporation


Dated:  February 16, 1999
                                            By:   /s/ Robert S. Bloom
                                               ---------------------------------
                                               (Signature)
                                               Robert S. Bloom
                                               Chief Financial Officer
                                               (Chief Accounting Officer)

                                                                         Annex E

ACXIOM(R)

                                                                August 17, 1998

Dear Stockholder:

  You are cordially invited to attend the Annual Meeting of Stockholders of Acxiom Corporation at 10:00 A.M., local time, on September 17, 1998 at Acxiom's headquarters at 301 Industrial Boulevard, Conway, Arkansas.

  The Notice of Annual Meeting and Proxy Statement/Prospectus accompanying this letter describe the business to be acted upon at the meeting. At the meeting, in addition to the election of directors, you will be asked to consider and vote upon the issuance of up to 31,100,000 shares of Acxiom Common Stock (the "Merger Proposal") in connection with the proposed acquisition of May & Speh, Inc. ("May & Speh"), pursuant to a merger (the "Merger") of ACX Acquisition Co., Inc., a wholly owned subsidiary of Acxiom, with and into May & Speh. If the Merger is consummated, May & Speh will become a wholly owned subsidiary of Acxiom, and the stockholders of May & Speh will receive 0.8 of a share of Acxiom Common Stock (the "Exchange Ratio") for each share of their May & Speh Common Stock.

  The proposed Merger is contingent upon, among other things, the approval of the stockholders of Acxiom and May & Speh and will be consummated shortly after such approvals are obtained and the other conditions to the Merger are satisfied or waived.

  Stockholders of Acxiom holding an aggregate of 8,037,425 shares of Acxiom Common Stock (representing approximately 15% of the Acxiom Common Stock outstanding on the record date) have agreed with May & Speh to vote such shares of Acxiom Common Stock in favor of the Merger Proposal.

  The attached Proxy Statement/Prospectus describes the proposed transactions more fully and includes other information about Acxiom and May & Speh. Please give this information your thoughtful attention.

  Your Board of Directors has carefully reviewed and considered the terms and conditions of the proposed Merger. In addition, the Board of Directors has received the opinion of its financial advisor, Stephens Inc., that the Exchange Ratio is fair from a financial point of view to Acxiom and to the holders of Acxiom Common Stock.

  ACCORDINGLY, AFTER CAREFUL CONSIDERATION, YOUR BOARD OF DIRECTORS BY UNANIMOUS VOTE OF THOSE PRESENT AT THE MEETING OF THE BOARD OF DIRECTORS CONCLUDED THAT THE MERGER IS FAIR TO, AND IN THE BEST INTERESTS OF ACXIOM AND ITS STOCKHOLDERS AND RECOMMENDS THAT YOU VOTE FOR THE MERGER PROPOSAL.

  Whether or not you plan to attend the meeting, please promptly mark, sign, date, and return your proxy in the envelope provided. If you plan to attend the meeting, you may vote in person at that time if you so desire, even though you have previously turned in your proxy.

                                          Sincerely,

                                          /s/ Charles D. Morgan
                                          Charles D. Morgan
                                          Chairman of the Board
                                          and Company Leader

                              ACXIOM CORPORATION
                           301 INDUSTRIAL BOULEVARD
                               CONWAY, AR 72033

                               ----------------

                   NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

                              SEPTEMBER 17, 1998

                               ----------------

  NOTICE IS HEREBY GIVEN that the annual meeting of stockholders of ACXIOM CORPORATION, a Delaware corporation ("Acxiom"), will be held at Acxiom's headquarters at 301 Industrial Boulevard, Conway, Arkansas on September 17, 1998, at 10:00 A.M., local time, for the following purposes:

    (1) To consider and vote upon a proposal to issue up to 31,100,000 shares of Acxiom Common Stock in connection with the merger of ACX Acquisition Co., Inc., a wholly owned subsidiary of Acxiom ("Sub"), with and into May & Speh, Inc. ("May & Speh"), pursuant to the terms of the Amended and Restated Agreement and Plan of Merger by and among Acxiom, Sub and May & Speh, dated as of May 26, 1998 (the "Merger Agreement"). A copy of the Merger Agreement is attached to the accompanying Proxy Statement/Prospectus as Annex A.

    (2) To elect three directors as members of the Board of Directors to serve until the 2001 annual meeting of stockholders or until their respective successors are duly elected and qualified.

    (3) To consider and act upon any other matters which may properly come before the meeting or any adjournment thereof.

  Only stockholders of record at the close of business on July 31, 1998 are entitled to notice of and to vote at the meeting or any adjournment thereof.

                       By Order of the Board of Directors,

                                          /s/ Catherine L. Hughes
                                          Catherine L. Hughes
                                          Secretary

Conway, Arkansas
August 17, 1998

                               ----------------

  WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, PLEASE SIGN AND DATE THE ENCLOSED PROXY, WHICH IS SOLICITED BY THE BOARD OF DIRECTORS OF ACXIOM, AND RETURN IT TO ACXIOM IN THE PREADDRESSED ENVELOPE PROVIDED FOR THAT PURPOSE. ANY STOCKHOLDER MAY REVOKE HIS OR HER PROXY AT ANY TIME BEFORE THE MEETING BY WRITTEN NOTICE TO SUCH EFFECT, BY SUBMITTING A SUBSEQUENTLY DATED PROXY OR BY ATTENDING THE MEETING AND VOTING IN PERSON.


  [LOGO]
MAY & SPEH

                                                                August 17, 1998

Dear Stockholder:

  You are cordially invited to attend a special meeting of stockholders of May & Speh, Inc. to be held on September 17, 1998 at The Standard Club, 320 South Plymouth Court, Chicago, Illinois, at 9:00 A.M., local time.

  The Notice of the Special Meeting and Proxy Statement/Prospectus accompanying this letter describe the business to be acted upon at this meeting. At this meeting, you will be asked to consider and to vote upon a proposal to approve and adopt the Amended and Restated Agreement and Plan of Merger, dated as of May 26, 1998 (the "Merger Agreement"), among Acxiom Corporation ("Acxiom"), ACX Acquisition Co., Inc., a wholly owned subsidiary of Acxiom ("Sub"), and May & Speh, pursuant to which (i) Sub will be merged with and into May & Speh (the "Merger") and (ii) each outstanding share of May & Speh Common Stock will be converted into the right to receive 0.8 of a share of common stock of Acxiom ("Exchange Ratio").

  Stockholders of May & Speh holding an aggregate of 2,892,895 shares of May & Speh Common Stock (representing approximately 11% of the May & Speh Common Stock outstanding on the record date) have agreed with Acxiom to vote such shares of May & Speh Common Stock in favor of approval and adoption of the Merger Agreement.

  The attached Proxy Statement/Prospectus describes the proposed transactions more fully and includes other information about Acxiom and May & Speh. Please give this information your thoughtful attention.

  Your Board of Directors has carefully reviewed and considered the terms and conditions of the proposed Merger. In addition, the Board of Directors has received the opinion of its financial advisor, Donaldson, Lufkin & Jenrette Securities Corporation, that as of the date of such opinion and based upon and subject to the assumptions, limitations and qualifications set forth in such opinion, the Exchange Ratio was fair from a financial point of view to the holders of May & Speh Common Stock.

  YOUR BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THE MERGER AND RECOMMENDS THAT YOU VOTE FOR APPROVAL AND ADOPTION OF THE MERGER AGREEMENT.

  Whether or not you plan to attend the Special Meeting, please promptly mark, sign, date and return your proxy in the envelope provided. If you plan to attend the Special Meeting, you may vote in person at that time even though you have previously turned in your proxy card.

                                          Sincerely,

                                          /s/ Peter I. Mason
                                          Peter I. Mason
                                          Chairman, President & CEO

                               MAY & SPEH, INC.
                                1501 OPUS PLACE
                            DOWNERS GROVE, IL 60615

                   NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

                              SEPTEMBER 17, 1998
                               ----------------

  NOTICE IS HEREBY GIVEN that a special meeting of stockholders of MAY & SPEH, INC., a Delaware corporation ("May & Speh"), will be held at The Standard Club, 320 South Plymouth Court, Chicago, Illinois, on September 17, 1998 at
9:00 A.M. (local time), for the following purposes:

    (1) To consider and vote upon a proposal to approve and adopt an Amended and Restated Agreement and Plan of Merger dated as of May 26, 1998 (the "Merger Agreement") among Acxiom Corporation ("Acxiom"), ACX Acquisition Co., Inc., a wholly owned subsidiary of Acxiom ("Sub"), and May & Speh, pursuant to which
  (i) Sub will be merged with and into May & Speh and (ii) each outstanding share of common stock, par value $.01 per share (other than shares held by Acxiom or any subsidiary of Acxiom), of May & Speh will be converted into the right to receive 0.8 of a share of common stock, par value $.10 per share, of Acxiom.

    (2) To transact such other and further business as may properly come before the meeting or any postponement or adjournment thereof.

  Only stockholders of record of May & Speh Common Stock at the close of business on July 31, 1998 are entitled to notice of and to vote at the meeting or any adjournment thereof.

                       By Order of the Board of Directors,

                                          /s/ Andy V. Jonusaitis
                                          Andy V. Jonusaitis
                                          Vice President, General Counsel and
                                          Secretary

Downers Grove, Illinois
August 17, 1998

  WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, PLEASE SIGN AND DATE THE ENCLOSED PROXY, WHICH IS SOLICITED BY THE BOARD OF DIRECTORS OF MAY & SPEH, AND RETURN IT TO MAY & SPEH IN THE PREADDRESSED ENVELOPE PROVIDED FOR THAT PURPOSE. ANY STOCKHOLDER MAY REVOKE HIS OR HER PROXY AT ANY TIME BEFORE THE MEETING BY WRITTEN NOTICE TO SUCH EFFECT, BY SUBMITTING A SUBSEQUENTLY DATED PROXY OR BY ATTENDING THE MEETING AND VOTING IN PERSON.

ACXIOM CORPORATION                                      MAY & SPEH, INC.
301 INDUSTRIAL BOULEVARD                                1501 OPUS PLACE
CONWAY, AR 72033                                        DOWNERS GROVE, IL 60515

                               ----------------

                              ACXIOM CORPORATION
                                      AND
                               MAY & SPEH, INC.
                       JOINT PROXY STATEMENT/PROSPECTUS

                               ----------------

                       ANNUAL MEETING OF STOCKHOLDERS OF
                              ACXIOM CORPORATION
                       TO BE HELD ON SEPTEMBER 17, 1998

                               ----------------

                      SPECIAL MEETING OF STOCKHOLDERS OF
                               MAY & SPEH, INC.
                       TO BE HELD ON SEPTEMBER 17, 1998

                               ----------------

                         ACXIOM CORPORATION PROSPECTUS

                               ----------------

  This Joint Proxy Statement/Prospectus (the "Proxy Statement/Prospectus") constitutes the Proxy Statement of Acxiom Corporation ("Acxiom") and the Proxy Statement of May & Speh, Inc. ("May & Speh") to be used in connection with the solicitation of proxies from their respective stockholders in connection with the proposed merger of ACX Acquisition Co., a wholly owned subsidiary of Acxiom, with and into May & Speh (the "Merger"). Pursuant to the Merger, each outstanding share of common stock, par value $.01 per share (other than shares held by Acxiom or any subsidiary of Acxiom), of May & Speh (the "May & Speh Common Stock") will be converted into the right to receive 0.8 of a share of common stock, par value $.10 per share, of Acxiom (the "Acxiom Common Stock"). On August 14, 1998 the high sale prices of Acxiom Common Stock and May & Speh Common Stock on the NASDAQ National Market System were $24.00 per share and $18.625 per share, respectively, and the low sale prices were $23.375 per share and $18.25 per share, respectively. This Proxy Statement/Prospectus also constitutes the Prospectus of Acxiom with respect to the Acxiom Common Stock to be issued in connection with the Merger. Acxiom has filed a Registration Statement on Form S-4 (the "Registration Statement") under the Securities Act of 1933, as amended, with the Securities and Exchange Commission (the "Commission") covering a maximum of 31,100,000 shares of Acxiom Common Stock to be issued in connection with the Merger.

  This Proxy Statement/Prospectus is first being mailed to the stockholders of Acxiom and May & Speh on or about August 19, 1998.

  SEE "RISK FACTORS" BEGINNING ON PAGE 17 FOR A DISCUSSION OF CERTAIN MATTERS WHICH SHOULD BE CONSIDERED BY THE STOCKHOLDERS OF ACXIOM AND MAY & SPEH WITH RESPECT TO THE MERGER.

                               ----------------

  THE SHARES OF ACXIOM COMMON STOCK TO BE ISSUED IN CONNECTION WITH THE MERGER HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

        The date of this Proxy Statement/Prospectus is August 17, 1998.

                             AVAILABLE INFORMATION

  Acxiom has filed a Registration Statement on Form S-4 (the "Registration Statement") with the Commission under the Securities Act of 1933, as amended (the "Securities Act"). This Proxy Statement/Prospectus does not contain all the information set forth in the Registration Statement, certain portions of which are omitted in accordance with the Rules and Regulations of the Commission. For further information pertaining to Acxiom and the Acxiom Common Stock offered hereby, reference is made to the Registration Statement and the exhibits thereto, which may be inspected without charge at the offices of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and copies of which may be obtained from the Commission at prescribed rates.

  In addition, each of Acxiom and May & Speh is subject to the information requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and, in accordance therewith, file reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information can be inspected and copies made at the public reference facilities of the Commission, Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549; and at its regional offices located at 7 World Trade Center, New York, New York 10048 and 500 W. Madison, Suite 1400, Chicago, Illinois 60661. Copies of such materials can be obtained from the public reference section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. In addition, material filed by Acxiom and May & Speh can be inspected at the offices of the National Association of Securities Dealers, Inc. at 1735 K Street, Washington, D.C. 20006. The filings with the Commission of each of Acxiom and May & Speh are also available to the public from commercial document retrieval services and at the web site maintained by the Commission at "http://www.sec.gov."

                    INCORPORATION OF DOCUMENTS BY REFERENCE

  THIS PROXY STATEMENT/PROSPECTUS INCORPORATES DOCUMENTS BY REFERENCE WHICH ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. COPIES OF THESE DOCUMENTS (EXCLUDING EXHIBITS UNLESS EXHIBITS ARE SPECIFICALLY INCORPORATED BY REFERENCE INTO THE INFORMATION INCORPORATED HEREIN) WILL BE PROVIDED WITHOUT CHARGE, ON ORAL OR WRITTEN REQUEST BY ANY PERSON TO WHOM THIS PROXY STATEMENT/PROSPECTUS IS
DELIVERED, FROM (I) ACXIOM, 301 INDUSTRIAL BOULEVARD, CONWAY, AR 72033, TELEPHONE NUMBER (501) 336-1000, ATTENTION: CATHERINE L. HUGHES, IN THE CASE OF DOCUMENTS RELATING TO ACXIOM OR (II) MAY & SPEH, 1501 OPUS PLACE, DOWNERS GROVE, IL 60515, TELEPHONE NUMBER (630) 964-1501, ATTENTION: ANDY V. JONUSAITIS, IN THE CASE OF DOCUMENTS RELATING TO MAY & SPEH. IN ORDER TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS, ANY REQUEST SHOULD BE MADE BY SEPTEMBER 9, 1998.

  The following documents filed with the Commission by Acxiom (File No. 0-13163) pursuant to the Exchange Act are incorporated by reference herein:

    1. Annual Report on Form 10-K for the fiscal year ended March 31, 1998 (the "Acxiom 10-K"), as amended by the Annual Report on Form 10-K/A dated July 29, 1998 and the Annual Report on Form 10-K/A dated August 4, 1998.

    2. Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 1998.

    3. Current Report on Form 8-K dated June 4, 1998.

    4. The description of Acxiom capital stock contained in the Registration Statement on Form 8-A of CCX Network, Inc. (now known as Acxiom) dated February 4, 1985, and any amendments or updates filed thereto.

    5. The description of Acxiom Preferred Stock Purchase Rights contained in the Registration Statement on Form 8-A dated January 28, 1998, as amended by Form 8-A/A dated June 4, 1998.

  The following documents filed with the Commission by May & Speh (File No. 0-27872) pursuant to the Exchange Act are incorporated by reference herein:

    1. Annual Report on Form 10-K for the fiscal year ended September 30, 1997 (the "May & Speh 10-K").

    2. Quarterly Reports on Form 10-Q for the fiscal quarters ended December 31, 1997, March 31, 1998 and June 30, 1998.

    3. Current Report on Form 8-K dated June 4, 1998.

    4. Definitive Proxy Statement on Schedule 14A dated as of January 28, 1998 and amended as of February 6, 1998.

    5. The description of May & Speh capital stock and preferred share purchase rights contained in the Registration Statement on Form 8-A dated March 1, 1996.

  The following document filed with the Commission by May & Speh (Registration No. 333-46547) pursuant to the Securities Act is incorporated by reference herein:

    1. The financial statements of May & Speh contained in pages F-1 through F-17 of May & Speh's Prospectus, dated March 20, 1998, filed with the Commission pursuant to Rule 424(b) of the Securities Act.

  All documents and reports subsequently filed by Acxiom or May & Speh pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date hereof and prior to the date of the 1998 Acxiom annual meeting and the May & Speh special meeting shall be deemed to be incorporated by reference herein, and shall be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein, or contained in this Proxy Statement/Prospectus, shall be deemed to be modified or superseded for purposes of this Proxy Statement/Prospectus to the extent that a statement contained herein or in any subsequently filed document which also is deemed to be incorporated herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed to constitute a part of this Proxy Statement/Prospectus, except as so modified or superseded.

  NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROXY STATEMENT/PROSPECTUS AND, IF SO GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROXY STATEMENT/PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THOSE TO WHICH IT RELATES OR AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES IN ANY JURISDICTION IN WHICH, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROXY STATEMENT/PROSPECTUS NOR THE SALE OF ANY SECURITIES HEREUNDER SHALL IMPLY THAT THE INFORMATION CONTAINED HEREIN OR IN THE DOCUMENTS INCORPORATED BY REFERENCE HEREIN IS CORRECT AT ANY TIME SUBSEQUENT TO THE DATE HEREOF OR THEREOF.

                             CAUTIONARY STATEMENT

  When used in this Proxy Statement/Prospectus with respect to Acxiom and May & Speh, the words "estimate," "project," "intend," "expect" and similar expressions are intended to identify forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this Proxy Statement/Prospectus. Such statements are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward-looking statements. Acxiom and May & Speh do not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

                               ACXIOM CORPORATION

                                MAY & SPEH, INC.

                           PROXY STATEMENT/PROSPECTUS

                               TABLE OF CONTENTS

                                                                           PAGE
                                                                           ----
AVAILABLE INFORMATION.....................................................  ii
INCORPORATION OF DOCUMENTS BY REFERENCE...................................  ii
CAUTIONARY STATEMENT...................................................... iii
TABLE OF CONTENTS.........................................................  iv
SUMMARY...................................................................   1
General...................................................................   1
The Companies.............................................................   1
  Acxiom..................................................................   1
  May & Speh..............................................................   2
The Meetings..............................................................   2
  The Acxiom Meeting......................................................   2
  The May & Speh Meeting..................................................   2
The Merger................................................................   3
  General.................................................................   3
  Effective Time of the Merger............................................   3
  Exchange of May & Speh Stock Certificates...............................   3
  Conditions to the Merger................................................   4
  Antitrust Matters.......................................................   4
  Interests of Certain Persons in the Merger..............................   4
  Termination.............................................................   4
  Reciprocal Stock Option Agreements; Termination Fees....................   4
  Certain United States Federal Income Tax Consequences of the Merger.....   5
  Accounting Treatment....................................................   5
  Appraisal Rights........................................................   5
  Recommendation of the Boards of Directors...............................   6
  Opinions of Financial Advisors..........................................   6
Comparative Stock Prices and Dividends....................................   7
Risk Factors..............................................................   8
Acxiom Corporation Selected Historical Financial Data.....................   9
May & Speh, Inc. Selected Historical Financial Data.......................  10
Acxiom Corporation and May & Speh, Inc. Selected Unaudited Pro Forma
 Financial Information....................................................  11
Comparative Per Share Data................................................  12
INTRODUCTION..............................................................  14
The Acxiom Meeting........................................................  14
The May & Speh Meeting....................................................  15
VOTING RIGHTS AND PROXIES.................................................  15
RISK FACTORS..............................................................  17
Additional Information Regarding Forward-Looking Statements...............  17
Integration of the Business of Acxiom and May & Speh......................  17
Fixed Exchange Ratio......................................................  17
Competition...............................................................  18
Risk of Data Center Failure...............................................  18
Reliance on Significant Customers; Absence of Long-Term Contracts.........  18

                                                                           PAGE
                                                                           ----
Rapid Technological Change................................................  19
Government Regulation; Privacy Issues.....................................  19
Loss of Data and/or Customer Lists........................................  19
Postal Rate Increases.....................................................  19
Risk of Acquisition Strategy..............................................  20
Intellectual Property Rights..............................................  20
The Year 2000 Issue.......................................................  21
THE MERGER................................................................  22
Background of the Merger..................................................  22
Recommendation of the Acxiom Board of Directors; Acxiom's Reasons for the
 Merger...................................................................  24
Opinion of Acxiom's Financial Advisor.....................................  25
  Opinion of Stephens.....................................................  25
  Historical Stock Price Analysis.........................................  27
  Selected Comparable Company Trading Analysis............................  27
  Selected Comparable Transaction Analysis................................  28
  Discounted Cash Flow Analysis...........................................  28
  Relative Valuation Analysis.............................................  28
  Merger Consequences Analysis............................................  29
Recommendation of the May & Speh Board of Directors; May & Speh's Reasons
 for the Merger...........................................................  29
Opinion of May & Speh's Financial Advisor.................................  31
  Stock Price History.....................................................  32
  Comparable Publicly Traded Company Analysis.............................  32
  Comparable M&A Transaction Analysis.....................................  33
  Comparable Premiums Paid Analysis.......................................  33
  Contribution Analysis...................................................  34
  Discounted Cash Flow Analysis...........................................  34
Terms of the Merger.......................................................  35
  Structure; Effective Time; Stockholder Approvals........................  35
  Conversion of Shares....................................................  36
  Exchange of Certificates................................................  36
  No Fractional Securities................................................  36
  Conversion of Employee Stock Options....................................  36
  Certain Representations and Warranties..................................  37
  Irrevocable Proxies.....................................................  37
  Conduct of Business Pending the Merger..................................  38
  Conditions to Consummation of the Merger................................  39
  Acquisition Proposals...................................................  39
  Termination.............................................................  40
  Expenses; Termination Fees..............................................  41
  General Provisions......................................................  41
  Amendment and Waiver....................................................  41
  By-Law Indemnification and Insurance....................................  42
  Regulatory Approval.....................................................  42
  Reciprocal Stock Option Agreements......................................  42
Interests of Certain Persons in the Merger................................  42
  Acxiom..................................................................  42
  May & Speh..............................................................  43
    May & Speh Options; Acceleration of Vesting...........................  43
    Employment Agreements.................................................  44
    Employee Benefits.....................................................  44
    Indemnification; Insurance............................................  45

                                                                            PAGE
                                                                            ----
Certain United States Federal Income Tax Consequences of the Merger.......   45
Accounting Treatment of the Merger........................................   46
Percentage Ownership Interest of May & Speh Stockholders after the Merger.   46
Appraisal Rights..........................................................   46
Pro Forma Financial Information...........................................   47
Comparative Rights of Stockholders........................................   55
  Board of Directors......................................................   55
  Removal of Directors....................................................   55
  Vacancies...............................................................   55
  Stockholder Action Without a Meeting....................................   55
  Special Meetings of Stockholders........................................   56
  Committees of Directors.................................................   56
  Amendments to Charter...................................................   56
  Amendments to By-Laws...................................................   57
  Mergers and Other Fundamental Transactions..............................   57
CERTAIN RELATED TRANSACTIONS BETWEEN ACXIOM AND MAY & SPEH................   58
Reciprocal Option Agreements..............................................   58
ELECTION OF ACXIOM DIRECTORS..............................................   61
MANAGEMENT................................................................   62
Directors and Director Nominees...........................................   62
Acxiom Board of Directors' Meetings and Committees........................   64
Executive Compensation....................................................   65
  Cash and Other Compensation.............................................   65
  Stock Option Exercises and Holdings.....................................   65
  Compensation of Directors...............................................   66
  Compensation Committee Interlocks and Insider Participation.............   66
  Report of Compensation Committee........................................   66
    Compensation Policies.................................................   66
    Components of Compensation............................................   67
    Mr. Morgan's Compensation.............................................   68
    Omnibus Budget Reconciliation Act of 1993.............................   68
ACXIOM'S PERFORMANCE......................................................   69
SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE...................   69
CERTAIN TRANSACTIONS......................................................   70
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF ACXIOM..   72
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF MAY &
 SPEH.....................................................................   74
LEGAL MATTERS.............................................................   75
EXPERTS...................................................................   75
RELATIONSHIP WITH INDEPENDENT PUBLIC ACCOUNTANTS..........................   75
STOCKHOLDER PROPOSALS FOR THE 1999 ANNUAL STOCKHOLDERS' MEETINGS..........   76
Acxiom....................................................................   76
May & Speh................................................................   76

 Annex A  -- Amended and Restated Agreement and Plan of Merger, dated as of May 26, 1998, by and among Acxiom Corporation, ACX
             Acquisition Co., Inc., and May & Speh, Inc..................  A-1
 Annex B  -- Stock Option Agreement, dated as of May 26, 1998, between
             May & Speh, Inc., as Issuer and Acxiom Corporation, as
             Grantee.....................................................  B-1
 Annex C  -- Stock Option Agreement, dated as of May 26, 1998, between
             Acxiom Corporation, as Issuer and May & Speh, Inc., as
             Grantee.....................................................  C-1
 Annex D  -- Opinion of Stephens Inc.....................................  D-1
 Annex E  -- Opinion of Donaldson, Lufkin & Jenrette Securities
             Corporation.................................................  E-1

                                    SUMMARY

  The following is a brief summary of certain information contained, or incorporated by reference, elsewhere in this Proxy Statement/Prospectus. This summary is not intended to be complete and is qualified by reference to the more detailed information appearing, or incorporated by reference, elsewhere herein. Stockholders are urged to review the entire Proxy Statement/Prospectus, the Annexes hereto and the documents incorporated herein by reference.

GENERAL

  This Proxy Statement/Prospectus relates to the solicitation of proxies in connection with the proposed merger (the "Merger") of ACX Acquisition Co., Inc. ("Sub"), a newly formed, wholly owned subsidiary of Acxiom Corporation, a Delaware corporation ("Acxiom"), with and into May & Speh, Inc., a Delaware corporation ("May & Speh"). In addition, this Proxy Statement/Prospectus is furnished in connection with the solicitation by the Board of Directors of Acxiom of proxies to be voted at the annual meeting of stockholders of Acxiom (the "Acxiom Meeting"). Upon effectiveness of the Merger, each outstanding share of common stock, $0.01 par value per share, of May & Speh (the "May & Speh Common Stock") will be converted into the right to receive 0.8 of a share of common stock, $0.10 par value per share, of Acxiom (the "Acxiom Common Stock"). The shares of Acxiom Common Stock to be issued in the Merger will be issued with attached rights issued pursuant to the Rights Agreement, between Acxiom and First Chicago Trust Company of New York, dated as of January 28, 1998, as amended by Amendment No. 1 thereto dated as of May 26, 1998 (the "Rights Agreement"). As a result of the Merger, May & Speh will become a wholly owned subsidiary of Acxiom.

  The Merger will be effected pursuant to the Amended and Restated Agreement and Plan of Merger, dated as of May 26, 1998 (the "Merger Agreement"), by and among Acxiom, Sub and May & Speh, a copy of which is attached hereto as Annex A. See "THE MERGER."

THE COMPANIES

  Acxiom. Acxiom is in the business of data delivery and information integration and management for customers in the United States and the United Kingdom, and, to a smaller extent, Europe, Canada and Malaysia. While in the past Acxiom's business was focused upon the provision of data processing and related computer-based services, mainly to direct marketing organizations, Acxiom's business has expanded in recent years beyond the direct marketing industry. For some of its major customers Acxiom provides assistance in the form of information/database management, data center management and/or the provision of data, the primary purpose of which may be for activities other than direct marketing. For example, Acxiom's largest customer, Allstate Insurance Company, uses Acxiom's information management services and data for the purpose of underwriting insurance. Acxiom's second largest customer, Trans Union Corporation, one of the three major credit bureaus in the U.S., has, among other things, outsourced the operation of its data center to Acxiom.

  In the direct marketing area Acxiom is one of the leading providers of computer-based marketing information services and marketing data. Acxiom offers a broad range of services and data to direct marketers and to other businesses which utilize direct marketing techniques such as direct mail advertising, database marketing and the mining of data warehouses. Acxiom assists its customers with the marketing process, including project design, list brokering and management, list cleaning, list enhancement, list production, database creation and management, and fulfillment and consumer response analysis.

  Acxiom was originally incorporated in 1969 as Demographics, Inc., an Arkansas corporation which later became known as Conway Communication Exchange, Inc. In connection with its initial public offering in 1983, Acxiom was reincorporated in Delaware as CCX Network, Inc. In 1988, the name Acxiom Corporation was adopted. Acxiom is headquartered in Conway, Arkansas, and has additional operations in twenty-four states, the District of Columbia, Canada, the United Kingdom, the Netherlands, France and Malaysia. Acxiom employs approximately 3,600 employees worldwide.


  Acxiom's principal executive offices are located at 301 Industrial Boulevard, Conway, Arkansas, 72033, and its telephone number is (501) 336-1000. Acxiom's internet address is http://www.acxiom.com.

  May & Speh. May & Speh provides computer-based information management services with a focus on direct marketing and information technology outsourcing services. May & Speh's direct marketing services help companies execute more profitable direct marketing and customer management programs. May & Speh's services include strategic analysis and strategy management; systems consulting, custom data warehouse and datamart design, build, implementation and management; statistical (predictive) modeling and analysis; and list processing. May & Speh's information technology outsourcing services support multi-platform processing and network management for clients seeking to outsource their information technology operations. May & Speh's direct marketing and information technology outsourcing services are synergistic and allow May & Speh to leverage its investment in technical personnel and its state-of-the-art data processing facilities as well as its core competencies in customized software systems development, large database management, high speed data processing and data center management. May & Speh's open architecture and multiple platform data facilities provide its clients with superior processing flexibility and speed.

  May & Speh's principal executive offices are located at 1501 Opus Place, Downers Grove, Illinois, 60515, and its telephone number is (630) 964-1501.

THE MEETINGS

  The Acxiom Meeting. The Acxiom Meeting will be held on September 17, 1998, at 10:00 A.M. (local time) at Acxiom's headquarters at 301 Industrial Boulevard, Conway, Arkansas. At the Acxiom Meeting, holders of Acxiom Common Stock will be asked to consider and vote upon (i) the issuance of up to 31,100,000 shares of Acxiom Common Stock pursuant to the Merger Agreement (the "Merger Proposal"); and (ii) the election of three directors (the "Directors") as members of the Board of Directors to serve until the 2001 annual meeting of stockholders or until their respective successors are duly elected and qualified.

  Only holders of record of Acxiom Common Stock at the close of business on July 31, 1998 (the "Acxiom Record Date") are entitled to notice of and to vote at the Acxiom Meeting. Holders of record of Acxiom Common Stock are entitled to one vote per share on any matter that may properly come before the Acxiom Meeting. The presence, in person or by proxy, of the holders of at least a majority of the voting power entitled to vote at the Acxiom Meeting is necessary to constitute a quorum. The affirmative vote of a majority of the voting power of the shares of Acxiom Common Stock present in person or by proxy at the Acxiom Meeting is required to approve the Merger Proposal. See "INTRODUCTION--The Acxiom Meeting" and "VOTING RIGHTS AND PROXIES."

  Stockholders of Acxiom holding an aggregate of 8,037,425 shares of Acxiom Common Stock (representing approximately 15% of the Acxiom Common Stock outstanding as of the Acxiom Record Date) have granted irrevocable proxies to May & Speh pursuant to which such stockholders have agreed to vote in favor of the Merger Proposal. See "THE MERGER--Terms of the Merger--Irrevocable Proxies."

  As of the Acxiom Record Date, directors and executive officers of Acxiom and their affiliates owned an aggregate of 8,465,107 shares of Acxiom Common Stock (approximately 16% of the shares of Acxiom Common Stock then outstanding). Such individuals have advised Acxiom that they intend to vote such shares in favor of the Merger Proposal and the election of the Directors.

  The May & Speh Meeting. A special meeting of stockholders of May & Speh (the "May & Speh Meeting," together with the Acxiom Meeting, the "Stockholders' Meetings"), will be held on September 17, 1998, at 9:00 A.M. (local time), at The Standard Club, 320 South Plymouth Court, Chicago, Illinois. At the May & Speh Meeting, holders of May & Speh Common Stock will be asked to consider and vote upon a proposal to approve and adopt the Merger Agreement.

  Only holders of record of May & Speh Common Stock at the close of business on July 31, 1998 (the "May & Speh Record Date") are entitled to notice of and to vote at the May & Speh Meeting. Holders of record on the May & Speh Record Date are entitled to one vote per share on any matter that may properly come before the May & Speh Meeting. The presence, in person or by proxy, of the holders of a majority of the May & Speh Common Stock entitled to vote at the May & Speh Meeting is necessary to constitute a quorum. The affirmative vote of the holders of a majority of the outstanding shares of May & Speh Common Stock is necessary to approve and adopt the Merger Agreement. See "INTRODUCTION--The May & Speh Meeting."

  Lawrence J. Speh, Albert J. Speh, Jr., and certain trusts of which Messrs. Speh and Speh are trustees, that hold in the aggregate 2,892,895 shares of May & Speh Common Stock, representing approximately 11% of the May & Speh Common Stock outstanding as of the May & Speh Record Date, have granted irrevocable proxies to Acxiom pursuant to which such stockholders have agreed to vote in favor of the approval and adoption of the Merger Agreement. See "THE MERGER-- Terms of the Merger--Irrevocable Proxies."

  In addition,  as of the May & Speh Record Date, directors (other than Lawrence
T. Speh and Albert J. Speh, Jr.) and executive officers of May & Speh collectively, owned an aggregate of 617,084 shares of May & Speh Common Stock (representing approximately 2.4% of the shares of May & Speh Common Stock then outstanding). Each of such directors and executive officers of May & Speh has advised May & Speh that he or she intends to vote such shares in favor of the approval and adoption of the Merger Agreement.

THE MERGER

  General. Pursuant to the Merger Agreement, Sub will be merged with and into May & Speh. As a result of the Merger, May & Speh will become a wholly owned subsidiary of Acxiom and each outstanding share of May & Speh Common Stock will be converted into the right to receive 0.8 of a share of Acxiom Common Stock (the "Exchange Ratio"). The Exchange Ratio is fixed in the Merger Agreement and will not be adjusted as a result of any fluctuation in the price of either Acxiom Common Stock or May & Speh Common Stock. The price of Acxiom Common Stock may be different at the Effective Time from its price at the date of this Proxy Statement/Prospectus and at the date of the May & Speh Meeting. There can be no assurance that the price of Acxiom Common Stock on the date of the May & Speh Meeting will be indicative of its price at the Effective Time. Cash will be paid in lieu of any fractional share of Acxiom Common Stock in an amount determined by multiplying any such fraction by the closing sale price of Acxiom Common Stock on the NASDAQ National Market on the day of the Effective Time. See "THE MERGER--Terms of the Merger--No Fractional Securities." The terms of the Merger Agreement are more fully described in "THE MERGER--Terms of the Merger."

  Effective Time of the Merger. The Merger will be consummated at the time and on the date that a certificate of merger (the "Certificate of Merger") is filed with the Delaware Secretary of State or such later time as is specified in the Certificate of Merger (the "Effective Time"). It is presently contemplated that the Effective Time will occur as soon as practicable after the requisite approvals of the stockholders of Acxiom and May & Speh have been obtained and other conditions specified in the Merger Agreement are satisfied. See "THE MERGER--Terms of the Merger--Structure; Effective Time; Stockholder Approvals."

  Exchange of May & Speh Stock Certificates. As soon as practicable after the Effective Time, instructions with regard to the surrender of stock certificates, together with a letter of transmittal to be used for this purpose, will be furnished to all May & Speh stockholders for use in exchanging their stock certificates for the Acxiom Common Stock they will be entitled to receive as a result of the Merger. STOCKHOLDERS OF MAY & SPEH SHOULD NOT SUBMIT THEIR STOCK CERTIFICATES FOR EXCHANGE UNTIL SUCH INSTRUCTIONS AND LETTER OF TRANSMITTAL ARE RECEIVED. See "THE MERGER--Terms of the Merger--Conversion of Shares" and "--Exchange of Certificates."

  Conditions to the Merger. In addition to the approval by the stockholders of May & Speh and Acxiom, the obligations of the parties to consummate the Merger are subject to the satisfaction of certain conditions, including, among other things, the Registration Statement having become effective under the Securities Act; the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvement Act of 1976, as amended, and the rules and regulations thereunder (the "HSR Act"), having expired or been terminated; the receipt by each of May & Speh and Acxiom of certain required consents from third parties and governmental instrumentalities in addition to pursuant to the HSR Act; the receipt by each of May & Speh and Acxiom of legal opinions to the effect that the Merger will qualify as a tax-free reorganization; the receipt by each of Acxiom, Sub and May & Speh of a letter from KPMG Peat Marwick LLP stating that the Merger will qualify as a pooling of interests transaction; and the requirement that no injunction or other order has been issued and is in effect that prohibits the consummation of the Merger. See "THE MERGER--Terms of the Merger--Conditions to Consummation of the Merger."

  Antitrust Matters. The Merger is subject to the requirements of the HSR Act, which provides that certain acquisition transactions (including the Merger) may not be consummated until certain information has been furnished to the Antitrust Division of the Department of Justice (the "Antitrust Division") and the Federal Trade Commission (the "FTC") and unless certain waiting period requirements are met. On June 30, 1998, the Notification and Report Forms for the Merger required pursuant to the HSR Act were filed by both Acxiom and May & Speh. The HSR Act waiting period expired with respect to the Merger on July 30, 1998 without Acxiom or May & Speh receiving a request for additional information or documentary material from the Antitrust Division or the FTC prior to such expiration. See "THE MERGER--Terms of the Merger--Regulatory Approval" and "THE MERGER--Terms of the Merger--Conditions to Consummation of the Merger."

  Interests of Certain Persons in the Merger. In considering the recommendation of the May & Speh Board of Directors with respect to the Merger Agreement and the transactions contemplated thereby, stockholders of May & Speh should be aware that certain members of the management of May & Speh and the Board of Directors of May & Speh have certain interests in the Merger that are in addition to the interests of stockholders of May & Speh generally. See "THE MERGER--Interests of Certain Persons in the Merger."

  Termination. The Merger Agreement may be terminated at any time prior to the Effective Time by the mutual consent of Acxiom and May & Speh and by either of them individually under certain specified circumstances, including if the Merger has not been consummated on or before December 31, 1998. See "THE MERGER--Terms of the Merger--Termination."

  Reciprocal Stock Option Agreements; Termination Fees. As an inducement to Acxiom to enter into the Merger Agreement, pursuant to the stock option agreement, dated as of May 26, 1998, between May & Speh and Acxiom (the "Acxiom Option Agreement"), May & Speh granted Acxiom an option (the "Acxiom Option") to purchase from May & Speh at any one time up to 19.9% of the total number of shares of May & Speh Common Stock issued and outstanding immediately prior to the grant of the Acxiom Option, subject to certain adjustments, at an exercise price of $14.96 per share, subject to the terms and conditions set forth therein (the "Acxiom Option Purchase Price"). The closing sale price of May & Speh Common Stock on the last trading day preceding the announcement of the execution of the Merger Agreement was $17.00 per share. Acxiom may exercise the Acxiom Option only upon the occurrence of certain events (none of which has occurred) generally relating to an attempt by a third party to acquire all of or a significant interest in May & Speh. The Acxiom Option Agreement gives Acxiom a right to receive cash upon exercise of the Acxiom Option in an amount equal to the difference between (i) the average closing price of the shares subject to the Acxiom Option during a ten day period prior to the closing of the exercise and (ii) the Acxiom Option Purchase Price, except that May & Speh's obligation to pay such cash amount is limited to a maximum of $2.00 per share for each share exercised subject to the Acxiom Option. The Acxiom Option Agreement also provides May & Speh with an option to repurchase any shares acquired by Acxiom pursuant to an exercise of the Acxiom Option at a purchase per share equal to the Acxiom Option Purchase Price plus $2.00.

  As an inducement to May & Speh to enter into the Merger Agreement, pursuant to the stock option agreement, dated as of May 26, 1998, between May & Speh and Acxiom (the "May & Speh Option Agreement" and together with the Acxiom Option Agreement, the "Option Agreements"), Acxiom granted May & Speh an option (the "May & Speh Option") to purchase from Acxiom at any one time up to 19.9% of the total number of shares of Acxiom Common Stock issued and outstanding immediately prior to the grant of the May & Speh Option, subject to certain adjustments, at an exercise price of $23.55 per share, subject to the terms and conditions set forth therein (the "May & Speh Option Purchase Price"). The closing sale price of Acxiom Common Stock on the last trading day preceding the announcement of the execution of the Merger Agreement was $21.8125 per share. May & Speh may exercise the May & Speh Option only upon the occurrence of certain events (none of which has occurred) generally relating to an attempt by a third party to acquire all of or a significant interest in Acxiom. The May & Speh Option Agreement gives May & Speh a right to receive cash upon exercise of the May & Speh Option in an amount equal to the difference between (i) the average closing price of the shares subject to the May & Speh Option during a ten day period prior to the closing of the exercise and (ii) the May & Speh Option Purchase Price, except that Acxiom's obligation to pay such cash amount is limited to a maximum of $1.00 per share for each share exercised subject to the May & Speh Option. The May & Speh Option Agreement also provides Acxiom with an option to repurchase any shares acquired by May & Speh pursuant to an exercise of the May & Speh Option at a purchase per share equal to the May & Speh Option Purchase Price plus $1.00. See "CERTAIN RELATED TRANSACTIONS-- Reciprocal Option Agreements."

  The Acxiom Option Agreement and the May & Speh Option Agreement are attached as Annex B and Annex C, respectively, to this Proxy Statement/Prospectus and are incorporated herein by reference.

  The Merger Agreement provides for the payment of fees (the "Termination Fees") in the amount of $20 million and reimbursement of expenses up to $2.5 million following a termination of the Merger Agreement under certain circumstances. See "THE MERGER--Terms of the Merger--Expenses; Termination Fees."

  Certain United States Federal Income Tax Consequences of the Merger. It is a condition to the consummation of the Merger that May & Speh receive an opinion from its tax counsel, Winston & Strawn, and that Acxiom receive an opinion from its tax counsel, Skadden, Arps, Slate, Meagher & Flom LLP, to the effect that, based upon certain facts, representations and assumptions, the Merger will constitute a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code"). The issuance of such opinions is conditioned on, among other things, such tax counsel's receipt of representation letters from each of May & Speh, Acxiom and Sub, in each case, in form and substance reasonably satisfactory to each such tax counsel. No ruling has been (or will be) sought from the Internal Revenue Service (the "IRS") with respect to the Merger. Assuming the Merger constitutes a reorganization within the meaning of Section 368(a) of the Code, no gain or loss will be recognized for United States federal income tax purposes by holders of May & Speh Common Stock who exchange their common stock for Acxiom Common Stock pursuant to the Merger (except with respect to cash received by holders of May & Speh Common Stock in lieu of fractional shares of Acxiom Common Stock). See "THE MERGER--Certain United States Federal Income Tax Consequences of the Merger." Holders of May & Speh Common Stock are urged to consult their tax advisors as to the specific tax consequences to them of the Merger.

  Accounting Treatment. Both Acxiom and May & Speh believe that the Merger will qualify as a pooling of interests for accounting and financial reporting purposes and have been so advised by their respective independent public accountants. Consummation of the Merger is conditioned upon the receipt by each of Acxiom, Sub and May & Speh of a letter from KPMG Peat Marwick LLP, Acxiom's independent public accountants, stating that the Merger will qualify for pooling of interests accounting treatment. See "THE MERGER--Accounting Treatment of the Merger" and "THE MERGER--Terms of the Merger--Conditions to Consummation of the Merger."

  Appraisal Rights. Under the Delaware General Corporation law (the "DGCL"), the holders of May & Speh Common Stock are not entitled to appraisal or dissenter's rights in connection with the approval of the Merger Agreement and the transactions contemplated thereby. The transactions contemplated by the Merger Agreement and the issuance of the Acxiom Common Stock contemplated thereby do not give rise to any appraisal or dissenters' rights to holders of Acxiom Common Stock.

  Recommendation of the Boards of Directors. The Board of Directors of Acxiom by unanimous vote of those present at the meeting of the Board of Directors approved the Merger Agreement and recommends that Acxiom stockholders vote FOR the Merger Proposal. The Board of Directors of May & Speh has unanimously approved the Merger Agreement and unanimously recommends a vote FOR approval and adoption of the Merger Agreement by the stockholders of May & Speh.

  For a discussion of the factors considered by the respective Boards of Directors in reaching their decisions, see "THE MERGER--Recommendation of the Acxiom Board of Directors; Reasons for the Merger" and "THE MERGER-- Recommendation of May & Speh Board of Directors; Reasons for the Merger."

  Opinions of Financial Advisors. Stephens Inc. ("Stephens") delivered its oral and written opinion to the Acxiom Board of Directors on May 26, 1998, to the effect that as of such date and subject to the assumptions made and limits in review specified therein, the Exchange Ratio was fair from a financial point of view to Acxiom. Stephens subsequently confirmed such opinion by delivering to the Acxiom Board of Directors a written opinion dated the date of this Proxy
Statement/Prospectus to the effect that, subject to the assumptions made and limits in review specified therein, the Exchange Ratio is fair from a financial point of view to Acxiom and to the holders of Acxiom Common Stock. Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ") has rendered a written opinion to the May & Speh Board of Directors dated May 26, 1998 (the "DLJ Opinion"), to the effect that, as of such date and based upon and subject to the assumptions, limitations and qualifications set forth therein, the Exchange Ratio was fair from a financial point of view to the holders of May & Speh Common Stock.

  Copies of the full texts of the written opinions of Stephens and DLJ which set forth the assumptions made, procedures followed, matters considered and limits of their respective reviews are attached to this Proxy Statement/Prospectus as Annex D and Annex E, respectively and should be read in their entirety. See "THE MERGER--Opinion of Acxiom's Financial Advisor" and "THE MERGER--Opinion of May & Speh's Financial Advisor."

COMPARATIVE STOCK PRICES AND DIVIDENDS

  Acxiom Common Stock is traded on the NASDAQ National Market System under the symbol "ACXM." May & Speh Common Stock is traded on the NASDAQ National Market System under the symbol "SPEH."

  The following table sets forth, for the calendar quarters indicated, the high and low sale prices per share of Acxiom Common Stock and May & Speh Common Stock as reported by the NASDAQ National Market System. Acxiom data are restated to reflect 2 for 1 stock splits in fiscal 1995 and 1997. May & Speh data are presented for periods following its initial public offering in March 1996.

                                                   ACXIOM          MAY & SPEH
                                              COMMON STOCK ($)  COMMON STOCK ($)
                                              ----------------- ----------------
                                                HIGH     LOW     HIGH     LOW
                                              -------- -------- ------- --------
     1995
     First Quarter...........................  9       6 13/16    --      --
     Second Quarter.......................... 12 5/8   8 1/8      --      --
     Third Quarter........................... 14 1/8   11 3/8     --      --
     Fourth Quarter.......................... 15 7/8   13         --      --
     1996
     First Quarter........................... 14       11 1/4   12      10 15/16
     Second Quarter.......................... 17 5/8   11 15/16 16 1/2  13 3/4
     Third Quarter........................... 20 5/8   15 7/8   21 1/2  13 3/4
     Fourth Quarter.......................... 25       18 5/8   20 1/2  11 1/4
     1997
     First Quarter........................... 24       14 3/8   14 1/4   7 1/2
     Second Quarter.......................... 20 5/8   11 1/8   13 5/8   7 3/8
     Third Quarter........................... 21 1/8   17 1/8   15 1/8  11 3/4
     Fourth Quarter.......................... 19 1/4   14 1/8   16      11 1/4
     1998
     First Quarter........................... 25 15/16 16 7/8   15 1/8  10 3/4
     Second Quarter.......................... 25 15/16 19 5/8   19 7/8  13 1/2
     Third Quarter
     (through August 14, 1998)............... 28 1/4   22       22 7/16 17 7/16

  Acxiom has never paid dividends on Acxiom Common Stock. Acxiom's Board of Directors currently intends to retain earnings for the further development of Acxiom's business and, therefore, does not intend to pay cash dividends on Acxiom Common Stock in the foreseeable future. May & Speh has not paid cash dividends on May & Speh Common Stock since its initial public offering in March 1996.

  Pursuant to the Merger Agreement, each of Acxiom and May & Speh and their respective subsidiaries have agreed not to declare, set aside or pay any dividend or other distribution in cash, stock or other property prior to the Effective Time.

  On May 26, 1998 the high sale prices of Acxiom Common Stock and May & Speh Common Stock on the NASDAQ National Market System were $22.50 per share and $17.375 per share, respectively, and the low sale prices were $21.625 per share and $15.125 per share, respectively. The reported closing sale price of Acxiom Common Stock on the NASDAQ National Market System on May 26, 1998, the last full day of trading for Acxiom Common Stock prior to the announcement of the execution of the Merger Agreement, was $21.8125 per share. The reported closing sale price of May & Speh Common Stock on the NASDAQ National Market

System on such date was $17.00 per share. On an equivalent per share basis calculated by multiplying the closing sale price in Acxiom Common Stock on that day by 0.8, the exchange ratio set forth in the Merger Agreement, the value of Acxiom Common Stock to be received by holders of May & Speh Common Stock was $17.45 per share of May & Speh Common Stock.

  On August 14, 1998, the last full day of trading prior to the printing of this Joint Proxy Statement/Prospectus, the reported closing sale prices of Acxiom Common Stock and May & Speh Common Stock in the NASDAQ National Market System were $23.375 per share and $18.50 per share respectively. On an equivalent per share basis calculated by multiplying the closing sale price of Acxiom Common Stock on that day by 0.8, the Exchange Ratio, the value of Acxiom Common Stock to be received by holders of May & Speh Common Stock was $18.70 per share of May & Speh Common Stock.

  No assurance can be given as to the market price of Acxiom Common Stock at the Effective Time. Because the Exchange Ratio is fixed, and because the market price of Acxiom Common Stock is subject to fluctuation, the market value of the shares of Acxiom Common Stock that holders of May & Speh Common Stock will receive at the Effective Time may vary significantly from the market value of the shares of Acxiom Common Stock that holders of May & Speh Common Stock would have received if the Merger were consummated on the date of the Merger Agreement or the date of this Proxy Statement/Prospectus. STOCKHOLDERS ARE URGED TO OBTAIN CURRENT MARKET QUOTATIONS.

  Holders of May & Speh Common Stock may obtain information regarding the current trading price per share of the Acxiom Common Stock by calling D.F. King & Co., Inc., the proxy solicitor, at the following toll-free number: 1-800-549-6697.

RISK FACTORS

  Certain factors should be considered in evaluating the Merger and the ownership of the Acxiom Common Stock to be issued in the Merger. See "RISK FACTORS."

                               ACXIOM CORPORATION

                       SELECTED HISTORICAL FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

  The following table sets forth selected historical financial data of Acxiom. The selected historical financial data for the five years ended March 31, 1998 are derived from the audited consolidated financial statements of Acxiom. The historical financial data for the three months ended June 30, 1998 and 1997 are derived from unaudited condensed consolidated financial statements of Acxiom and have been prepared on the same basis as the historical information derived from audited consolidated financial statements and, in the opinion of management, contain all adjustments consisting only of normal recurring accruals, necessary for the fair presentation of the results of operations for such periods. The data should be read in conjunction with the consolidated financial statements and related notes of Acxiom incorporated by reference in this Proxy Statement/Prospectus.

                                                                  THREE MONTHS
                       FOR THE FISCAL YEARS ENDED MARCH 31,      ENDED JUNE 30,
                  -------------------------------------------- -----------------
                    1994     1995     1996     1997     1998     1997     1998
                  -------- -------- -------- -------- -------- -------- --------
STATEMENT OF
 EARNINGS DATA (1)
Revenue.........  $151,669 $202,448 $269,902 $402,016 $465,065 $100,327 $128,608
Net earnings....     8,397   12,405   18,223   27,512   35,597    5,313    7,291
Basic earnings
 per share (2)..       .20      .29      .39      .54      .68      .10      .14
Diluted earnings
 per share
 (2)(3).........       .19      .27      .35      .47      .60      .09      .12
Shares used in
 computing
 earnings per
 share (4):
Basic...........    41,914   43,337   47,057   51,172   52,044   51,709   52,430
Diluted.........    43,680   45,886   52,078   59,143   59,687   59,193   60,548

                                            MARCH 31,
                           -------------------------------------------- JUNE 30,
                             1994     1995     1996     1997     1998     1998
                           -------- -------- -------- -------- -------- --------
BALANCE SHEET DATA (1)
Total assets.............  $123,378 $148,170 $194,049 $299,668 $394,310 $433,755
Long-term debt, excluding
 current installments....    34,992   18,219   26,885   87,120   99,917  137,161
Redeemable common stock..     7,692      --       --       --       --       --
Stockholders' equity.....    61,896   97,177  122,741  156,097  200,128  209,314

- --------
(1) On April 1, 1996, Acxiom acquired all of the assets of Direct Media/DMI, Inc. ("DMI") for $25 million and the assumption of certain liabilities of DMI. The results of operations of DMI are included in the consolidated results of operations from the date of its acquisition.
(2) Per share data are restated to reflect 2 for 1 stock splits in fiscal 1995 and 1997.
(3) Includes the impact of the addition of $445 to net earnings relating to interest expense, net of tax, and the related share effect, relating to Acxiom's convertible debt in fiscal 1997 and 1998 ($111 for the three months ended June 30, 1997 and 1998).
(4) Acxiom adopted Statement of Financial Accounting Standards No. 128 ("FAS 128"), Earnings Per Share during the quarter ended December 31, 1997. All prior period earnings per share data have been restated to conform with the provisions of this statement.

                                MAY & SPEH, INC.
                       SELECTED HISTORICAL FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

  The following table sets forth selected historical financial data of May & Speh. The selected historical financial data for the five years ended September 30, 1997 are derived from the audited consolidated financial statements of May & Speh. The historical financial data for the nine months ended June 30, 1998 and 1997 are derived from unaudited financial statements of May & Speh and have been prepared on the same basis as the historical information derived from audited financial statements and, in the opinion of management, contain all adjustments, consisting only of normal recurring accruals, necessary for the fair presentation of the results of operations for such periods. The data should be read in conjunction with the consolidated financial statements and related notes of May & Speh incorporated by reference in this Proxy Statement/Prospectus.

                                                               NINE MONTHS ENDED
                   FOR THE FISCAL YEARS ENDED SEPTEMBER 30,         JUNE 30,
               ---------------------------------------------- ------------------
                 1993     1994     1995     1996      1997      1997     1998
               -------- -------- -------- --------- --------- -------- ---------
STATEMENT OF
 EARNINGS DATA
Revenue....... $ 41,792 $ 51,667 $ 61,641 $  77,223 $  92,457 $ 66,547 $  84,620
Net earnings...   3,406    5,838    7,861    10,224    11,716    7,873  8,314(2)
Basic earnings
 per share (1)..    .15      .26      .38       .45       .47      .31       .33
Diluted earnings
 per share (1)..    .15      .26      .38       .43       .45      .30       .31
Shares used in
 computing
 earnings per
 share (3):
Basic..........  22,917   22,110   20,426    22,634    25,029   25,001    25,568
Diluted........  22,917   22,110   20,611    23,653    26,179   26,042    26,801
                                   SEPTEMBER 30,
                 -------------------------------------------------     JUNE 30,
                   1993     1994     1995     1996         1997          1998
                 -------- -------- -------- ---------    ---------    ----------
BALANCE SHEET
 DATA
Total assets...  $ 29,971 $ 33,978 $ 46,804 $ 115,218    $ 148,796    $ 283,132
Long-term debt,
 excluding
 current
 installments..    17,697   15,051   16,860    22,251       31,546    144,304(4)
Stockholders'
 equity........     3,989    8,701   17,644    75,731(6)    91,135    107,063(5)

- --------
(1) Per share data are restated to reflect a 12-for-one stock split in 1996. (2) Net earnings for the nine months ended June 30, 1998 include a one-time charge of approximately $4.7 million ($2.9 million after-tax) which represents the present value of payments under existing contracts with prior members of management.
(3) May & Speh adopted FAS 128, during the quarter ended December 31, 1997. All prior period earnings per share data have been restated to conform with the provisions of this statement.
(4) In March 1998, May & Speh completed an offering of $115 million, 5.25% convertible subordinated notes due 2003. The total net proceeds to May & Speh were approximately $110.8 million after deducting underwriting discounts and commissions and offering expenses.
(5) In March 1998, May & Speh completed an offering of 325,000 shares of its common stock. The total net proceeds to May & Speh after deducting underwriting discounts and commissions were approximately $3.5 million.
(6) In March 1996, May & Speh sold 4,355,000 shares of May & Speh Common Stock with aggregate offering proceeds of $47.9 million, and certain selling stockholders sold an additional 3,350,000 shares with aggregate offering proceeds of $36.9 million in an initial public offering of May & Speh Common Stock. The net proceeds to May & Speh from the offering were approximately $43.5 million, after deducting underwriting discounts, commissions and offering expenses.

                    ACXIOM CORPORATION AND MAY & SPEH, INC.

               SELECTED UNAUDITED PRO FORMA FINANCIAL INFORMATION
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

  The following table sets forth certain selected unaudited pro forma financial data for Acxiom after giving effect to the Merger for the periods indicated applying the pooling of interests method of financial accounting. The following table should be read together with the consolidated financial statements and accompanying notes of Acxiom and of May & Speh included in the documents described under "INCORPORATION OF DOCUMENTS BY REFERENCE" and the unaudited pro forma condensed combined financial statements and accompanying discussion and notes set forth under "THE MERGER--Pro Forma Financial Information" included herein. The selected pro forma statement of earnings data includes Acxiom's results of operations for the three months ended June 30, 1998 and the three fiscal years ended March 31, 1996, 1997 and 1998, respectively, and May & Speh's historical results of operations for the three months ended June 30, 1998 and the twelve months ended March 31, 1996, 1997 and 1998, respectively. The unaudited pro forma combined condensed balance sheet data presents the historical balance sheet of Acxiom as of March 31, 1998 and the historical balance sheet of May & Speh as of June 30, 1998. The fiscal year end of Acxiom is March 31; the unaudited statement of earnings of Acxiom for the three months ended June 30, 1998 and the balance sheet of Acxiom as of June 30, 1998 used in the selected unaudited pro forma financial information have been prepared on the same basis as the historical information derived from audited financial statements and, in the opinion of management, contain all adjustments, consisting only of normal recurring accruals, necessary for the fair presentation of the results of operations for such periods. The fiscal year end of May & Speh is September 30; the unaudited statements of earnings of May & Speh for the three months ended June 30, 1998 and the twelve months ended March 31, 1996, 1997 and 1998 and the balance sheet of May & Speh as of June 30, 1998 used in the selected unaudited pro forma financial information have been prepared on the same basis as the historical information derived from audited financial statements and, in the opinion of management, contain all adjustments, consisting only of normal recurring accruals, necessary for the fair presentation of the results of operations for such periods. The pro forma financial data in the table below are presented for information and do not indicate what the financial position or the results of operations of Acxiom would have been had the Merger occurred as of the dates or for the periods presented or what the financial position or future results of operations of Acxiom will be. No adjustment has been included in the pro forma financial data for cost savings, if any, which may be realized by Acxiom following the Merger. See "THE MERGER--Pro Forma Financial Information."

                                        FISCAL YEAR ENDED MARCH
                                                  31,              THREE MONTHS
                                       -------------------------- ENDED JUNE 30,
                                         1996     1997     1998        1998
                                       -------- -------- -------- --------------
STATEMENT OF EARNINGS DATA
Revenue............................... $337,139 $486,984 $569,020    $158,809
Net earnings..........................   26,278   38,491   46,774      11,358
Basic earnings per share..............      .41      .54      .65         .15
Diluted earnings per share............      .38      .48      .58         .13

                                                                    JUNE 30,
                                                                      1998
                                                                    --------
BALANCE SHEET DATA
Total assets...............................................         $716,887
Long-term debt, excluding current installments.............          281,465
Stockholders' equity.......................................          302,577(1)

- --------
(1) Acxiom expects to incur certain non-recurring expenses related to the Merger, presently estimated to be $15.1 million ($13.8 million after tax). These expenses would include, but would not be limited to, professional fees, fees of financial advisors, certain compensation-related expenses and similar expenses. Although Acxiom believes this estimate of non-recurring expenses is accurate, certain material additional costs may be incurred in connection with the Merger. Merger-related expenses will be charged to operations in the quarter in which the Merger is concluded, which is currently estimated to occur in the second quarter of fiscal 1999. These non-recurring merger-related expenses have been charged to stockholders' equity for purposes of the unaudited pro forma balance sheet. In addition, Acxiom is developing a plan to integrate the operations of May & Speh after the Merger. In connection with that plan, Acxiom will determine to what extent Acxiom and May & Speh facilities, software, equipment and vendor contracts are duplicative and anticipates that certain non-recurring charges will be incurred in connection with such integration. Pending completion of the plan, which will include discussions with customers and vendors, Acxiom cannot identify the timing, nature and amount of such charges as of the date of this Proxy Statement/Prospectus. However, it is expected that such charges could be as much as $50-100 million. Any such charges could affect Axciom's results of operations in the period in which such charges are recorded. Because the foregoing charges are non-recurring in nature, they have not been reflected in the accompanying unaudited pro forma combined statements of earnings.

                           COMPARATIVE PER SHARE DATA

                                  (UNAUDITED)

  The following table sets forth actual ("historical") earnings and book value per common share information for Acxiom and May & Speh and unaudited information on a pro forma combined basis and per share equivalent pro forma basis for May & Speh. No cash dividends have ever been paid on the Acxiom or May & Speh Common Stock. Pro forma combined information is derived from the pro forma combined information presented elsewhere herein, which gives effect to the Merger under the pooling-of-interests accounting method as if the Merger had occurred at June 30, 1998. The historical data are based on the historical consolidated financial statements and related notes of each of Acxiom and May & Speh incorporated by reference in this Proxy Statement/Prospectus. This table should be read together with the historical audited and unaudited consolidated financial statements of Acxiom and May & Speh and related notes thereto. The data presented do not indicate Acxiom's future results of operations or actual results that would have occurred if the Merger had occurred at the beginning of the periods indicated. No adjustments have been included for cost savings, if any, which may be realized by Acxiom following the Merger.

                               FOR THE FISCAL YEARS ENDED AND
                                      AS OF MARCH 31,           THREE MONTHS
                               ------------------------------  ENDED JUNE 30,
                                 1996       1997       1998         1998
                              ---------- ---------- ---------- --------------
ACXIOM HISTORICAL
Basic earnings per share..... $      .39 $      .54 $      .68      $.14
Diluted earnings per share...        .35        .47        .60       .12
Book value per share (1).....       2.59       3.02       3.82      3.99
                               FOR THE FISCAL YEARS ENDED AND
                                    AS OF SEPTEMBER 30,         THREE MONTHS
                              -------------------------------- ENDED JUNE 30,
                                 1995       1996       1997         1998
                              ---------- ---------- ---------- ---------------
MAY & SPEH HISTORICAL
Basic earnings per share..... $      .38 $      .45 $      .47      $.16
Diluted earnings per share...        .38        .43        .45       .15
Book value per share (1).....       0.87       3.04       3.62      4.11
                               FOR THE FISCAL YEARS ENDED AND
                                      AS OF MARCH 31,           THREE MONTHS
                              --------------------------------  ENDED JUNE 30,
                                 1996       1997       1998         1998
                              ---------- ---------- ---------- ---------------
PRO FORMA COMBINED (2)(3)
Basic earnings per share..... $      .41 $      .54 $      .65      $.15
Diluted earnings per share...        .38        .48        .58       .13
Book value per share (4).....                                       4.13
MAY & SPEH PRO FORMA PER
 SHARE EQUIVALENTS (5)
Basic earnings per share..... $      .33 $      .43 $      .52      $.12
Diluted earnings per share...        .30        .38        .46       .10
Book value per share.........                                       3.30

- --------
(1) The historical book value per share is computed by dividing stockholders' equity by the number of shares of common stock outstanding at the end of each period.
(2) Acxiom expects to incur certain non-recurring expenses related to the Merger, presently estimated to be $15.1 million ($13.8 million after tax). These expenses would include, but would not be limited to, professional fees, fees of financial advisors, certain compensation-related expenses and similar expenses. Although Acxiom believes this estimate of non-recurring expenses is accurate, certain material additional costs may be incurred in connection with the Merger. Merger-related expenses will be charged to operations in the quarter in which the Merger is concluded, which is currently estimated to occur in the second quarter of fiscal 1999. These non-recurring merger-related expenses have been charged to stockholders' equity for purposes of the unaudited pro forma balance sheet. In addition, Acxiom is developing a plan to integrate the operations of May & Speh after the Merger. In connection with that plan, Acxiom will determine to what extent Acxiom and May & Speh facilities, software, equipment and vendor contracts are duplicative and anticipates that certain non-recurring charges will be incurred in connection with such integration. Pending completion of the plan, which will include discussions with customers and vendors, Acxiom cannot identify the timing, nature and amount of such charges as of the date of this Proxy Statement/Prospectus. However, it is expected that such charges could be as much as $50-100 million. Any such charges could affect Axciom's results of operations in the period in which such charges are recorded. Because the foregoing charges are non-recurring in nature, they have not been reflected in the accompanying unaudited pro forma combined statements of earnings.
(3) The pro forma combined basic and diluted earnings per share are based on the combined weighted average number of common and dilutive shares of Acxiom Common Stock and May & Speh Common Stock for each period based on the exchange ratio of 0.8 shares of Acxiom Common Stock for each share of May & Speh Common Stock.
(4) Book value per share for the pro forma combined presentation is based upon outstanding Acxiom common shares, adjusted to include the shares of Acxiom Common Stock to be issued in the Merger.
(5) The May & Speh pro forma per share equivalent data is based upon the exchange ratio of 0.8 shares of Acxiom Common Stock for each share of May & Speh Common Stock pursuant to the Merger Agreement.

                                 INTRODUCTION

  This Proxy Statement/Prospectus is being furnished to the stockholders of Acxiom Corporation ("Acxiom") and May & Speh, Inc. ("May & Speh") in connection with the proposed merger (the "Merger") of ACX Acquisition Co., Inc., a newly formed, wholly owned subsidiary ("Sub") of Acxiom, with and into May & Speh, and for the purposes set forth below. The Merger will be effected on the terms and conditions described elsewhere in this Proxy Statement/Prospectus pursuant to the Amended and Restated Agreement and Plan of Merger, dated as of May 26, 1998 (the "Merger Agreement"), by and among Acxiom, Sub and May & Speh, a copy of which is attached hereto as Annex A and incorporated herein by reference. See "THE MERGER."

  The information herein concerning Acxiom has been supplied by Acxiom. The information herein concerning May & Speh has been supplied by May & Speh.

  This Proxy Statement/Prospectus and the enclosed form of proxy will first be mailed to stockholders of Acxiom and May & Speh on or about August 19, 1998.

THE ACXIOM MEETING

  This Proxy Statement/Prospectus is being furnished to the stockholders of Acxiom in connection with the solicitation of proxies by the Board of Directors of Acxiom from the holders of common stock, par value $0.10 per share, of Acxiom (the "Acxiom Common Stock"), for use at the annual meeting of stockholders of Acxiom (the "Acxiom Meeting"), to be held on September 17, 1998, at 10:00 A.M. (local time), at Acxiom's headquarters at 301 Industrial Boulevard, Conway, Arkansas and at any meeting held upon adjournment or postponement thereof.

  At the Acxiom Meeting, the stockholders of Acxiom will be asked to consider and vote upon (i) the issuance of up to 31,100,000 shares of Acxiom Common Stock pursuant to the Merger Agreement (the "Merger Proposal"); and (ii) the election of three directors (the "Directors") as members of the Board of Directors to serve until the 2001 annual meeting of stockholders or until their respective successors are duly elected and qualified.

  Representatives of KPMG Peat Marwick LLP, Acxiom's independent public accountants, are expected to be present at the Acxiom Meeting and will have the opportunity to make a statement if they so desire and will be available to respond to questions. A representative of PricewaterhouseCoopers LLP, May & Speh's independent public accountants, is expected to be present at the Acxiom Meeting and will be available to respond to questions.

  Holders of record of Acxiom Common Stock at the close of business on July 31, 1998 (the "Acxiom Record Date") will be entitled to notice of and to vote at the Acxiom Meeting. As of the Acxiom Record Date, there were outstanding 52,521,326 shares of Acxiom Common Stock held of record by approximately 1,605 holders. Each share of Acxiom Common Stock is entitled to one vote at the Acxiom Meeting.

  The presence, in person or by proxy, of holders of record of a majority of the shares of Acxiom Common Stock entitled to vote constitutes a quorum for action at the Acxiom Meeting.

  Approval of the Merger Proposal will require the affirmative vote of a majority of the voting power of the shares of Acxiom Common Stock present in person or by proxy at the Acxiom Meeting. The Directors will be elected at the Acxiom Meeting by a majority of the votes cast in the election of directors.

  THE BOARD OF DIRECTORS OF ACXIOM BELIEVES THAT THE MERGER IS FAIR TO AND IN THE BEST INTERESTS OF ACXIOM AND ITS STOCKHOLDERS, HAS APPROVED THE MERGER AND RECOMMENDS THAT THE STOCKHOLDERS OF ACXIOM VOTE IN FAVOR OF THE MERGER PROPOSAL.

THE MAY & SPEH MEETING

  This Proxy Statement/Prospectus is being furnished to stockholders of May & Speh in connection with the solicitation of proxies by the Board of Directors of May & Speh from the holders of common stock, par value $.01 per share, of May & Speh (the "May & Speh Common Stock"), for use at the May & Speh Meeting to be held on September 17, 1998, at 9:00 A.M. (local time), at The Standard Club, 320 South Plymouth Court, Chicago, Illinois, and at any meeting held upon adjournment or postponement thereof.

  At the May & Speh Meeting, the stockholders of May & Speh will be asked to approve and adopt the Merger Agreement. In the Merger, each outstanding share of May & Speh Common Stock will be converted into the right to receive 0.8 of a share of Acxiom Common Stock (the "Exchange Ratio"). As a result of the Merger, May & Speh will become a wholly owned subsidiary of Acxiom.

  Representatives of PricewaterhouseCoopers LLP, May & Speh's independent public accountants, are expected to be present at the May & Speh Meeting and will have the opportunity to make a statement if they so desire and will be available to respond to questions. A representative of KPMG Peat Marwick LLP, Acxiom's independent public accountants, is expected to be present at the May & Speh Meeting and will be available to respond to questions.

  Holders of record of May & Speh Common Stock at the close of business on July 31, 1998 (the "May & Speh Record Date") will be entitled to notice of, and to vote at, the May & Speh Meeting. As of the May & Speh Record Date, there were outstanding 26,073,654 shares of May & Speh Common Stock held of record by approximately 93 holders. Each share of May & Speh Common Stock is entitled to one vote at the May & Speh Meeting.

  The presence, in person or by proxy, of holders of record of a majority of the May & Speh Common Stock entitled to vote constitutes a quorum for action at the May & Speh Meeting.

  Approval of the Merger at the May & Speh Meeting will require the affirmative vote of the holders of a majority of the shares of May & Speh Common Stock outstanding on the May & Speh Record Date.

  THE BOARD OF DIRECTORS OF MAY & SPEH BELIEVES THAT THE MERGER IS FAIR TO AND IN THE BEST INTERESTS OF MAY & SPEH AND ITS STOCKHOLDERS, HAS UNANIMOUSLY APPROVED THE MERGER AND UNANIMOUSLY RECOMMENDS THAT THE STOCKHOLDERS OF MAY & SPEH VOTE IN FAVOR OF APPROVAL AND ADOPTION OF THE MERGER AGREEMENT.

                           VOTING RIGHTS AND PROXIES

  Holders of record of Acxiom Common Stock at the close of business on the Acxiom Record Date will be entitled to notice of and to vote at the Acxiom Meeting. As of the Acxiom Record Date, there were outstanding 52,521,326 shares of Acxiom Common Stock held of record by approximately 1,605 holders. Each share of Acxiom Common Stock is entitled to one vote at the Acxiom Meeting. The stock transfer books of Acxiom will not be closed. As of the Acxiom Record Date, the directors and officers of Acxiom collectively owned 8,465,107 shares of Acxiom Common Stock. Each of the directors and executive officers of Acxiom has advised Acxiom that he or she intends to vote all of such shares in favor of the Merger Proposal and election of the Directors.

  Charles D. Morgan, the Chairman of the Board and Company Leader of Acxiom, Robert A. Pritzker, a director of Acxiom, The Pritzker Foundation, a not-for-profit foundation of which Mr. Pritzker is a trustee, and Trans Union Corporation, have granted irrevocable proxies to May & Speh with respect to an aggregate of 8,037,425 shares of Acxiom Common Stock (representing approximately 15% of the Acxiom Common Stock outstanding as of the Acxiom Record Date), pursuant to which May & Speh has the power to vote such shares in favor of the Merger Proposal. See "THE MERGER--Terms of the Merger-- Irrevocable Proxies."

  Holders of record of May & Speh Common Stock at the close of business on the May & Speh Record Date will be entitled to notice of, and to vote at, the May & Speh Meeting. As of the May & Speh Record Date, there were outstanding 26,073,654 shares of May & Speh Common Stock held of record by approximately 93 holders. Each share of May & Speh Common Stock is entitled to one vote at the May & Speh Meeting. As of the May & Speh Record Date, directors (other than Lawrence J. Speh and Albert J. Speh, Jr.) and executive officers of May & Speh collectively owned 617,084 shares of May & Speh Common Stock (representing approximately 2.4% of the May & Speh Common Stock outstanding as of the May & Speh Record Date). Each of such directors and executive officers of May & Speh has advised May & Speh that he or she intends to vote all of such shares in favor of the approval and adoption of the Merger Agreement.

  In addition, Lawrence J. Speh, Albert J. Speh, Jr., and certain trusts of which Messrs. Speh and Speh are the trustees, have granted irrevocable proxies to Acxiom pursuant to which Acxiom has the power to vote an aggregate of 2,892,895 shares of May & Speh Common Stock (representing approximately 11% of the May & Speh Common Stock outstanding as of the May & Speh Record Date), in favor of approval and adoption of the Merger Agreement. See "THE MERGER--Terms of the Merger--Irrevocable Proxies."

  All proxies in the enclosed form that are properly executed and returned to Acxiom or May & Speh, as the case may be, will be voted at the applicable Stockholders' Meeting or any adjournments or postponements thereof, in accordance with any specifications thereon, or, if no specifications are made, will be voted FOR approval of the Merger Proposal and the election of three directors as members of the Board of Directors in the case of Acxiom, and FOR approval and adoption of the Merger Agreement in the case of May & Speh. Any proxy may be revoked by any stockholder who attends his or her respective Stockholders' Meeting and gives oral notice of his or her intention to vote in person without compliance with any other formalities. In addition, any Acxiom or May & Speh stockholder may revoke a proxy at any time before it is voted by executing a subsequent proxy or by delivering a written notice to the Secretary of Acxiom or the Secretary of May & Speh, as applicable, stating that the proxy is revoked.

  The Boards of Directors of each of Acxiom and May & Speh do not know of any matters other than those set forth herein which may come before the respective Stockholders' Meetings. If any other matters are properly presented to either Stockholders' Meeting for action, it is intended that the persons named in the applicable form of proxy and acting thereunder will vote in accordance with their best judgment on such matters.

  The cost of solicitation of the stockholders of Acxiom and May & Speh will be paid by the party incurring such cost. In addition to the use of the mails, proxies may be solicited by directors and officers and regular employees of Acxiom and May & Speh and such companies may also request brokerage firms, nominees, custodians and fiduciaries to forward proxy materials to beneficial owners of shares of Acxiom Common Stock or May & Speh Common Stock held of record and will provide reimbursement for their reasonable expenses in so doing. Acxiom and May & Speh have retained D.F. King & Co., Inc. to assist in the solicitation of proxies from stockholders of Acxiom and May & Speh for a fee estimated not to exceed $10,000, plus expenses.

  The Directors will be elected at the Acxiom Meeting by a majority of the votes cast in the election of directors. Under applicable Delaware law, in tabulating the vote for the election of directors, abstentions will be counted and have the same effect as a vote against a particular director; and broker non-votes will be disregarded and will have no effect on the outcome of the vote.

  Approval of the Merger Proposal at the Acxiom Meeting requires the affirmative vote of a majority of stockholders of Acxiom Common Stock present, in person or by proxy, at the Acxiom Meeting at which there is a quorum. Under applicable Delaware law, in determining whether the Merger Proposal has received the requisite number of affirmative votes, abstentions and broker non-votes will have the same effect as a vote against the Merger Proposal.

  Approval of the Merger Agreement at the May & Speh Meeting requires the affirmative vote of a majority of the outstanding shares of May & Speh Common Stock entitled to vote thereon. Under applicable Delaware law, in determining whether the Merger Agreement has received the requisite number of affirmative votes, abstentions and broker non-votes will have the same effect as a vote against the Merger Agreement.

                                 RISK FACTORS

  The  following  are  certain   factors  which  should  be  considered  by  the
stockholders of Acxiom and May & Speh in evaluating the Merger as well as an investment in Acxiom Common Stock after the Merger.

ADDITIONAL INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

  This Proxy Statement/Prospectus includes, and future filings by Acxiom with the Commission and future oral and written statements by Acxiom and its management, may include certain forward-looking statements. Such statements may include, among other things, statements regarding Acxiom's financial position, results of operations, market position, product development, software replacement and/or remediation efforts, regulatory matters, growth opportunities and growth rates, acquisition and divestiture opportunities, and other similar forecasts and statements of expectation. Words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates" and "should," and variations of these words and similar expressions, are intended to identify these forward-looking statements. Such statements are not statements of historical fact. Rather, they are based on Acxiom's estimates, assumptions, projections and current expectations, and are not guarantees of future performance. Acxiom disclaims any obligation to update or revise any forward-looking statement based upon the occurrence of future events, the receipt of new information, or otherwise. Some of the more significant factors that could cause Acxiom's actual results and other matters to differ materially from the results, projections and expectations expressed in the forward-looking statements are set forth below. There may be additional factors which could also affect actual results.

INTEGRATION OF THE BUSINESS OF ACXIOM AND MAY & SPEH

  The Merger involves the integration of two companies that have previously operated independently. As soon as practicable following the Merger, Acxiom intends to integrate the operations of May & Speh into its operations. However, there can be no assurance that Acxiom will successfully integrate the operations of May & Speh with those of Acxiom or that all of the benefits expected from such integration will be realized. Acxiom believes that the potential obstacles to successful integration will be: the consolidation of the data center operations; the integration and combination of the business units supporting the various industry segments; and the necessary support staffing required to meet the combined entity's business growth opportunities. It is not possible at the present time to determine the costs associated with these integration efforts until certain strategic decisions have been reached through significant analysis and planning. Acxiom believes that the costs associated with the integration and restructuring of the combined enterprise will be material. Furthermore, any delays or unexpected costs incurred in connection with such integration could have an adverse effect on Acxiom's business, operating results or financial position. Additionally, there can be no assurance that the operations, management and personnel of the two companies will be compatible or that Acxiom or May & Speh will not experience the loss of key personnel.

FIXED EXCHANGE RATIO

  The ratio at which Acxiom Common Stock will be exchanged for shares of May & Speh Common Stock pursuant to the Merger Agreement was determined in arms-length negotiations between Acxiom and May & Speh. On May 26, 1998, the last full trading day prior to the announcement of the execution of the Merger Agreement, the last reported sale price per share for Acxiom Common Stock was $21.8125, and the last reported sale price per share for May & Speh Common Stock was $17.00. On August 14, 1998, the last trading day prior to the date of the filing of the Registration Statement of which this Proxy Statement/Prospectus forms a part, the last reported sale price per share of the Acxiom Common Stock was $23.375 and the last reported sale price for May & Speh Common Stock was $18.50. The market price of shares of Acxiom Common Stock is subject to fluctuation. The Merger Agreement does not contain any provisions for adjustment of the Exchange Ratio based upon fluctuations in the price of Acxiom Common Stock or May & Speh Common Stock. Accordingly, the value of the stock consideration to be received by the holders of May & Speh Common Stock upon the consummation of the Merger is not presently ascertainable and will depend upon the market price of Acxiom Common Stock at the Effective Time. HOLDERS OF ACXIOM COMMON STOCK AND MAY & SPEH COMMON STOCK ARE URGED TO OBTAIN CURRENT MARKET QUOTATIONS PRIOR TO MAKING ANY DECISIONS WITH RESPECT TO THE MERGER. The Merger Agreement does not provide Acxiom or May & Speh the right to terminate the agreement based upon fluctuations in the price of Acxiom Common Stock or May & Speh Common Stock.

COMPETITION

  The information management services industry is extremely competitive, and Acxiom faces intense competition in all of its customer markets. Acxiom may also encounter new entrants, including well-capitalized information services companies and other companies, as the markets for Acxiom's services develop. Certain of Acxiom's competitors may have more extensive financial, technical, marketing and other resources than Acxiom and may have a greater ability to obtain client contracts where sizable up-front asset purchases or investments are required and to respond more quickly than Acxiom to new or emerging technologies and other competitive pressures. There can be no assurances that Acxiom will be able to compete successfully against its present or future competitors or that competitive pressures will not have a material adverse effect on Acxiom's business, operating results or financial condition.

RISK OF DATA CENTER FAILURE

  Acxiom's operations are dependent upon its ability to protect its various data centers against damage from fire, power loss, telecommunications failure, natural disaster or a similar event. The on-line services provided by Acxiom are dependent on links to telecommunications servers. Management has taken reasonable precautions to protect its data centers and telecommunications links from events that could interrupt Acxiom's operations. Any damage to Acxiom's data centers or any failure of Acxiom's telecommunications links that causes interruptions in Acxiom's operations could have a material adverse effect on Acxiom's business. Acxiom has "Blanket Business Interruption" insurance coverage which includes "Blanket Business Income" written as part of its "all risk" form. However, there can be no assurance that such insurance will continue to be available at a reasonable cost or, if available, will be adequate to cover potential losses.

RELIANCE ON SIGNIFICANT CUSTOMERS; ABSENCE OF LONG-TERM CONTRACTS

  A significant portion of Acxiom's revenue is derived from relatively few customers. In fiscal 1997, Allstate Insurance Company and Trans Union
Corporation accounted for 16.8% and 14.1%, respectively, of Acxiom's total revenue; in fiscal 1998, Allstate Insurance Company and Trans Union Corporation accounted for 16.1% and 11.8%, respectively, of Acxiom's total revenue. In fiscal 1997, Allstate Insurance Company and Trans Union Corporation accounted for $67.7 million and $56.6 million (16.8% and 14.1%), respectively, of Acxiom's total revenue; in fiscal 1998, Allstate Insurance Company and Trans Union Corporation accounted for $74.7 million and $54.9 million (16.1% and 11.8%) respectively of Acxiom's total revenue. Collectively, Acxiom's 20 largest customers accounted for 54.6% and 55.8%,of such revenues in fiscal 1997 and fiscal 1998, respectively.

  Acxiom's revenue from many of its direct marketing customers is not derived from long-term (over three-year) contracts. While approximately 54% of Acxiom's total revenue is currently derived from long-term customer contracts, the remainder is not. With respect to that portion of the business which is not under long-term contract, revenues are less predictable, and Acxiom consequently must engage in continual sales efforts to maintain its revenue stability and future growth, and there is no assurance that Acxiom will continue to be successful in generating future sales. In addition, certain of Acxiom's long term contracts include provisions for early termination by the customer. In most cases, there are clauses that specify certain customer payments to Acxiom upon early termination. However, there can be no assurance that Acxiom will successfully collect such payments even when it is contractually entitled to receive them. Further, in a competitive situation, Acxiom may, as it has in the past, renegotiate prices and terms for an existing contract. Such situations can occur at any time and such renegotiations generally result in an erosion of Acxiom's profitability.

RAPID TECHNOLOGICAL CHANGE

  Acxiom  believes  that its future  success will be  dependent  on, among other things, maintaining technological competitiveness in its data products, processing functionality, and software systems and services. Acxiom must continually improve its current processes and develop and introduce new products and services in order to match its competitors' technological developments and the increasingly sophisticated requirements of its customers. There can be no assurance that Acxiom can successfully identify, develop and bring new and enhanced services and products to market in a timely manner, that such services or products will be commercially successful or that services, products or technologies developed by others will not render Acxiom's services and products noncompetitive or obsolete.

GOVERNMENT REGULATION; PRIVACY ISSUES

  The direct marketing industry has recently been subject to increased legislative attention. In addition consumers are growing increasingly aware of privacy issues related to direct marketing. In 1996, the Fair Credit Reporting Act ("FCRA") was amended to provide consumers with easier access to their credit reports and to facilitate the correction of errors in such reports. New regulations interpreting the amendments were issued by the Federal Trade Commission ("FTC") in 1997. The amendment and regulations addressed, among other things, the issue of "prescreening," a procedure utilized by many bankcard issuers and insurance companies in their direct marketing programs. This legislation regulates the use of credit reports in the preparation and generation of lists used by companies in offering credit and provides for significant fines for the misuse of credit reports. Although Acxiom believes its list processing activities for credit grantors are in compliance with the recent amendments to the FCRA, there is uncertainty as to the interpretation and application of the recent amendments to such legislation. Therefore, there can be no assurances that significant fines will not be levied against Acxiom or that this portion of its list processing services will not be adversely affected. In addition to the FCRA, bills intended to give consumers more control over how personal information is utilized in the marketplace are pending in various state legislatures. There can be no assurance that this legislation or additional federal or state consumer-oriented legislation will not significantly limit, or increase the costs of, the collection or dissemination of certain types of data, which could adversely affect Acxiom=s direct marketing activities.

  Recently, the U.S. House of Representatives passed the Collections of Information Antipiracy Act ("CIAA"), which is now pending before the U.S. Senate. The intent of this proposed legislation is to protect collections of information from unauthorized copying and use in the marketplace. However, as currently proposed, a portion of this bill may have a material adverse effect on Acxiom as it will prevent Acxiom, as well as some of Acxiom's competitors, from compiling marketing databases from certain sources (e.g., telephone directories). Consistent with the U.S. Supreme Court's decision in Feist Publications v. Rural Telephone Service Co., Inc., 499 U.S. 340 (1991), publishers of telephone directories have traditionally been deemed not to be entitled to copyright protection. In its current form, the CIAA would confer a new intellectual property right upon such publishers and, as a result, prohibit Acxiom from its traditional compilation endeavors. Acxiom's management will continue to actively monitor this proposed legislation and lobby against passage of the CIAA in its current form.

LOSS OF DATA AND/OR CUSTOMER LISTS

  Acxiom could suffer a material adverse effect if owners of the data used by Acxiom were to withdraw the data from Acxiom's use. The owners of the marketing lists maintained by Acxiom could decide to remove their lists from Acxiom's possession, and if a substantial number of lists were removed, a material adverse impact upon Acxiom's operations could result.

POSTAL RATE INCREASES

  The direct marketing industry has been negatively impacted from time to time during past years by postal rate increases. The most recent postal rate increase, which became effective in January 1995, and any future increases (including the increase proposed by the Postal Rate Commission on May 11, 1998) may force direct mailers to mail fewer pieces and to target their prospects more carefully. Acxiom experienced no significant negative financial impact as a result of the most recent postal rate increase, but there is no assurance that future postal increases will not have an adverse impact upon Acxiom.

RISK OF ACQUISITION STRATEGY

  Acxiom intends to pursue growth through the opportunistic acquisition of companies, or other assets that Acxiom believes are best suited to the purpose of assisting its customers in marketing their products and services. Acxiom routinely reviews potential acquisitions. It is likely that Acxiom will continue to experience significant expansion in the future. Acxiom's acquisition strategy involves certain risks, including difficulties in the integration of operations and systems, the diversion of management's attention from other business concerns and the potential loss of key employees of acquired companies. While management believes that Acxiom has been reasonably successful implementing its acquisition strategy during the past three years, there can be no assurance that Acxiom will be able to successfully integrate any acquired businesses into Acxiom=s operations.

  On June 3, 1998, Acxiom acquired a twenty-five percent interest in Ceres Integrated Solutions, LLC ("Ceres"), a manufacturer of retail marketing and merchandising software, for $3,125,000. The purpose of this transaction was to leverage Ceres' proprietary targeted marketing database software applications and its capacity for providing analytical services within Acxiom's industry-specific solutions. The initial industry which will be solicited for business is the retail industry. The primary risks involved in this venture relate to the possibility that the first customer installations will not be successful, thereby creating a negative reputation in the marketplace as well as devaluing Acxiom's investment in Ceres. Generally, however, Acxiom does not believe that the acquisition is material to Acxiom's consolidated financial statements and as such, does not believe that the performance of this investment presents any material risks to Acxiom's business, operating results or financial condition.

INTELLECTUAL PROPERTY RIGHTS

  Both Acxiom's and May & Speh's success depends in part upon their technological expertise and proprietary technologies. Both Acxiom and May & Speh generally rely upon their trade secret protection and non-disclosure safeguards to protect their proprietary information and technologies. May & Speh holds no patents or registered copyrights. Acxiom and its subsidiaries have 35 federally registered trademarks and service marks and 11 pending applications for trademarks and service marks. Acxiom also has one patent application pending with the Patent Trademark Office for certain components of the Acxiom Data Network SM and is in the process of filing an extensive international patent application for the same. In addition, Acxiom is in the process of preparing an application for additional patents on data models and data integrators which are components of its proprietary marketing system known as "Solvitur(TM)". Prior to 1998, most of Acxiom's proprietary systems were operated within the confines of Acxiom's facilities in a computer mainframe environment. Customers typically did not have access to these systems. Recently, however, customers have begun to request marketing systems which are either installed or capable of being installed at the customers' facilities. In addition, in 1998 Acxiom introduced the Acxiom Data Network, a new service whereby certain of Acxiom's products will be delivered to its customers via the Internet. In both of the circumstances mentioned above, certain of Acxiom's proprietary systems are subject to being copied or otherwise misappropriated, and therefore efforts have been undertaken to protect such systems.

  While both Acxiom and May & Speh (i) enter into license or other agreements with their customers in the ordinary course of business which contain terms and conditions prohibiting unauthorized reproduction or use of their and, where applicable, their vendors', products and/or services, (ii) enter into confidentiality agreements with their associates, contractors, customers, potential customers, suppliers and vendors who have access to sensitive information, and (iii) limit access to, and distribution of, their proprietary information, there can be no assurance that these steps will be adequate to deter misappropriation or infringement of their proprietary technologies or independent third party development of substantially similar products and technology. Both

Acxiom and May & Speh believe that legal protection of their proprietary information is less significant than the knowledge and experience of their management and personnel, and their ability to develop, enhance and market existing and new products and services.

  Further, given the rapid evolution of technology and the associated uncertainties in intellectual property law, there can be no assurance that Acxiom's current or future products will not at some point be found to infringe the proprietary rights of others. If such an infringement occurs Acxiom may not be able to obtain the requisite license or rights to use such technology upon reasonable terms.

THE YEAR 2000 ISSUE

  The "Year 2000 Issue" is the result of computer programs being written using two digits, rather than four, to define an applicable year. Any of Acxiom's computer programs that have date-sensitive software may recognize a date using "00" as the year 1900, rather than the year 2000. This could result in a system failure or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process or transmit data, or engage in normal business activities. Acxiom, like most owners of computer software, has assessed and is in the process of modifying, where needed, its computer applications to ensure they will function properly in the year 2000 and beyond. Acxiom has been replacing or renovating the systems and applications where necessary, using both internal staff and external consultants. In addition, Acxiom has initiated formal communications with all of its significant suppliers and large customers to determine the extent to which Acxiom is vulnerable to a failure by such a third party to adequately address its own Year 2000 Issue.

  Acxiom is currently operating under an internal deadline to ensure all of its computer applications are "year 2000 ready" by December 31, 1998. Acxiom currently believes that with modifications to existing software and conversions to new software, the Year 2000 Issue can be mitigated. However, the systems of vendors on which Acxiom's systems rely may not be converted in a timely fashion, or a vendor may fail to convert its software or may implement a conversion that is incompatible with Acxiom's systems, which failures could have a material adverse impact on Acxiom.

  The cost of the Year 2000 project is estimated to be between $3 million and $5.5 million. These costs are based on Acxiom's management's best estimates, which are derived utilizing numerous assumptions of future events. There can be no guarantee that these estimates will be achieved and the actual results could differ materially from the above outlined plans.

                                  THE MERGER

BACKGROUND OF THE MERGER

  The terms of the Merger Agreement are the result of arm's length negotiations between representatives of Acxiom and May & Speh. The following is a brief discussion of the background of these negotiations, the Merger and related transactions.

  Having  reviewed  over the course of several  years the ongoing  prospects for
Acxiom's businesses, Acxiom management and the Acxiom Board of Directors concluded that its growth strategy would include the following components: the updating of its core technology, the enhanced utilization of Acxiom's proprietary data, the expansion of current customer relationships and the extension of its existing customer base, the offering of new services and products, and selective acquisitions and strategic alliances.

  In April 1998, senior management of May & Speh and senior management of Acxiom were engaged in on-going discussions regarding a potential business relationship relating to the sale of Acxiom data to May & Speh customers and a separate initiative relating to potential joint ventures between the companies focusing on specifically targeted industries. On April 20, 1998, the Company Leader of Acxiom called the Chief Executive Officer of May & Speh to discuss a potential strategic combination with Acxiom and agreed to proceed with preliminary exploratory discussions at the senior management level of both companies. During the week of April 20, 1998, the Chief Executive Officer of May & Speh contacted a majority of the May & Speh directors to inform them that Acxiom had indicated an interest in pursuing discussions with May & Speh regarding a potential business combination and to discuss with such directors the possibility of a strategic combination with Acxiom.

  On May 1, 1998, members of May & Speh senior management met with members of Acxiom senior management in Conway, Arkansas to discuss each other's businesses and to review the potential business impact of a strategic combination and the integration issues such a combination would present. There was, however, no discussion as to the terms or conditions upon which a transaction might take place. These discussions continued at the senior management level into the month of May. On May 6, 1998, the May & Speh Board of Directors held a regularly scheduled meeting during which the Chief Executive Officer of May & Speh advised the May & Speh Board of Directors as to recent business developments and strategic opportunities, including the status of the exploratory conversations with Acxiom. Following inquiries by the directors and discussion regarding a possible combination, the May & Speh Board of Directors directed May & Speh's management to proceed with discussions concerning a possible combination with Acxiom. On May 11, 1998, members of senior management of both Acxiom and May & Speh met to further discuss various strategic and integration issues raised by a potential merger and to prepare an outline of the various points of discussion.

  On or about May 11, 1998, May & Speh retained Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ") to act as its financial advisor for a twelve month period (effective as of May 1, 1998) to advise May & Speh with respect to any potential merger or business combination.

  On May 18, 1998, the Company Leader and other members of senior management of Acxiom and the Chief Executive Officer and other members of senior management of May & Speh met to discuss the timing and structure of a potential transaction. On May 19, 1998 Acxiom engaged Stephens Inc. ("Stephens") as its financial advisor to advise Acxiom with respect to a potential transaction involving Acxiom and May & Speh. On May 20, 1998, the Board of Directors of Acxiom met at length and discussed a possible transaction with May & Speh and its benefits for Acxiom stockholders. At this meeting, Stephens provided the Acxiom Board of Directors with certain information pertaining to May & Speh, including its trading history, its various businesses, the type of consideration proposed by Acxiom and the potential financial issues that might arise if Acxiom were to proceed with a transaction. The Acxiom Board of Directors authorized members of Acxiom senior management to proceed with discussions and to report back to the Acxiom Board of Directors.

  Between May 20, 1998 and May 25, 1998, the Company Leader of Acxiom and the Chief Executive Officer of May & Speh continued their discussions regarding the various terms of a possible transaction, including the tax and accounting treatment of a potential transaction and other fundamental aspects of a possible combination. Over this same period, the parties, together with their legal and financial advisors, finalized their due diligence reviews and negotiated the terms and conditions of the proposed merger. Also, over the same period, certain members of May & Speh management visited Acxiom's headquarters to continue each company's due diligence review of the other and to discuss the basis for the integration of the two businesses. The parties exchanged certain operational, financial and personnel information relating to their respective businesses. The two companies and their advisors also engaged in a business review including preliminary analysis of cost and revenue benefits that could be achieved by a merger. During this period, the Company Leader of Acxiom continued to be in contact with members of the Acxiom Board of Directors, briefing them on the negotiations with May & Speh, the status of the transaction and the major outstanding issues. The Chief Executive Officer and other May & Speh representatives involved in the negotiations were, over this period, in contact with the members of the May & Speh Board of Directors, briefing them on the negotiations with Acxiom, the status of the transaction and the major remaining issues.

  On May 22, 1998, the May & Speh Board of Directors met to review the proposed combination with Acxiom. At the meeting, management of May & Speh reported on the status of the merger negotiations, DLJ made a preliminary presentation on the financial elements of the proposed transaction, and May & Speh's legal counsel advised the directors of their fiduciary duties in connection with the proposed combination with Acxiom. At the meeting, senior management of May & Speh made a report to the May & Speh Board of Directors regarding the status and scope of the on- and off-site due diligence investigations of Acxiom.

  On May 25, 1998, representatives of Acxiom and May & Speh, and their respective advisors, met in Chicago to continue negotiating the terms of a proposed Merger Agreement. Drafts of the Merger Agreement were delivered to the Acxiom and May & Speh Boards of Directors on May 26, 1998.

  The Exchange Ratio was determined through arm's length negotiations between Charles D. Morgan, the Chairman and Company Leader of Acxiom and Peter Mason, the Chairman, Chief Executive Officer and President of May & Speh over the course of the time that the Merger was being negotiated. Messrs. Morgan and Mason discussed a range of exchange ratios based on a variety of factors, including the following: (i) the relative contribution of each of Acxiom and May & Speh to the combined entity's revenues, EBITDA (earnings before interest, taxes, depreciation and amortization), pre-tax earnings, net earnings and profit margins, (ii) each company's internal estimates of projected financial performance (with and without anticipated cost savings), and (iii) the trading price of each company's stock on both a current and historical basis.

  The Acxiom Board of Directors held a special meeting on May 26, 1998 to discuss the terms of the proposed merger and Merger Agreement. At the meeting, the Company Leader of Acxiom presented the terms of the Merger, the proposed corporate structure and organization, identified potential synergies from the combination, and the need for regulatory approvals. Representatives of Stephens presented an analysis of the financial terms of the proposed transaction and provided its opinion to the effect that as of such date the Exchange Ratio to be paid to the holders of May & Speh Common Stock was fair to Acxiom and its stockholders from a financial point of view. See "THE MERGER--Opinion of Acxiom's Financial Advisor." The Acxiom Board discussed the proposed transaction along with potential synergies, strategic fit, the results of due diligence, financial results and projections, accounting issues, personnel issues, timing and pricing considerations related to the proposed Merger and other terms of the Merger and the Merger Agreement as well as the reasons for the proposed Merger. See "THE MERGER--Recommendation of the Acxiom Board of Directors; Reasons for the Merger." Following these presentations, the Acxiom Board of Directors, by unanimous vote of those members present, approved the Merger, the Merger Agreement and the related stock option agreement and thereby recommended that the Merger Proposal be presented to and approved by the holders of Acxiom Common Stock.

  The May & Speh Board of Directors held a special meeting on May 26, 1998 to discuss the terms of the proposed Merger and the Merger Agreement. At the meeting, the Chief Executive Officer of May & Speh presented the terms of the Merger, the results of due diligence, potential synergies, strategic fit, financial results and projections, accounting issues, personnel issues, timing and pricing considerations related to the proposed Merger and other terms of the Merger and the Merger Agreement as well as the reasons for the proposed Merger. See "THE MERGER--Recommendation of the May & Speh Board of Directors; Reasons for the Merger." DLJ presented its updated analysis of the financial elements of the proposed transaction and delivered its opinion to the effect that as of such date the Exchange Ratio was fair from a financial point of view to the holders of May & Speh Common Stock. See "THE MERGER--Opinion of May & Speh's Financial Advisor." Following these presentations, the May & Speh Board, by unanimous vote of those members present, approved the Merger, the Merger Agreement and the related stock option agreement and thereby recommended that the Merger Agreement be presented to and approved by the holders of May & Speh Common Stock.

  Following the meetings of their respective Boards of Directors, May & Speh and Acxiom executed the Merger Agreement on May 26, 1998 and issued a press release announcing the Merger on May 27, 1998.

  On July 29, 1998, Acxiom and May & Speh executed an Amended and Restated Merger Agreement which provided for certain technical clarifications of the Merger Agreement.

RECOMMENDATION OF THE ACXIOM BOARD OF DIRECTORS; ACXIOM'S REASONS FOR THE
MERGER

  THE BOARD OF DIRECTORS OF ACXIOM HAS APPROVED THE MERGER AND RECOMMENDS THAT STOCKHOLDERS OF ACXIOM VOTE FOR APPROVAL OF THE MERGER PROPOSAL. THE BOARD OF DIRECTORS OF ACXIOM BELIEVES THAT THE MERGER WILL RESULT IN AN ORGANIZATION WITH THE COMPETITIVE STRENGTH, FINANCIAL RESOURCES, AND TECHNOLOGY AND CUSTOMER BASE REQUIRED BY THE INCREASING CONSOLIDATION AFFECTING THE GROWING MARKETS FOR INFORMATION MANAGEMENT, DATA PRODUCTS AND SERVICES AND OUTSOURCING SERVICES.

  In reaching its determination, the Acxiom Board of Directors consulted with Acxiom management as well as its financial and legal advisors, and considered a number of factors, including, without limitation, the following:

    (i) the combination with May & Speh would provide diversification of Acxiom into different direct marketing and data processing markets and increase its client base;

    (ii) based on the  relative  earnings  of both  companies  and the  Exchange
  Ratio, the Merger should be accretive to earnings to Acxiom's current stockholders;

    (iii) the market capitalization of the combined company will provide enhanced liquidity for Acxiom's stockholders;

    (iv) the increased market presence, economies of scale, cost savings opportunities and enhanced opportunities for growth made possible by the Merger, including the opportunity for the combined entity to, among other things:

      . combine the strength and breadth of May & Speh's direct marketing customers, including Fortune 500 companies and other medium-sized companies that have significant direct marketing requirements, particularly in the financial services, consumer products, insurance and retail industries, with the range of products and services Acxiom offers to direct marketers.

      . cross-market opportunities through the sale of May & Speh's products, including Quiddity and its modeling and analysis products, to Acxiom's customers.

      . access May & Speh's customer base to provide opportunities for the sale of Acxiom data products, including the Acxiom Data Network SM, into new channels.

      . integrate the data processing and direct marketing products and services of the two companies and thereby enhance and strengthen such products and services and enable the combined company to position itself to potential customers as a fully-integrated, large-capability data processing and direct marketing services company;

    (v) the information with respect to the business, operations, financial condition, earnings and prospects of May & Speh, on both a historical and a prospective basis, including certain information reflecting the two companies on a pro forma combined basis;

    (vi) the belief that the combined company would be better able to respond to the needs of consumers and customers, the increased competitiveness of the data processing and direct marketing industries, and the opportunities that changes in the data processing and direct marketing industries might bring;

    (vii) the treatment of the Merger as a pooling of interests transaction for accounting purposes;

    (viii) the likelihood that the Merger will be consummated, including the fact that the obligations of Acxiom and May & Speh to consummate the Merger are not conditioned upon obtaining any financing;

    (ix) the terms of the Merger Agreement and the Stock Option Agreements (See "THE MERGER--Terms of the Merger"); and

    (x) the opinion by Stephens to the effect that the Exchange Ratio was fair, from a financial point of view, to Acxiom and to the holders of Acxiom Common Stock. The full text of the written opinion of Stephens, which sets forth the procedures followed, the factors considered and the assumptions made, is attached as Annex D to this Proxy Statement/Prospectus and is incorporated herein by reference. Stockholders of Acxiom are urged to read the opinion of Stephens carefully and in its entirety. See "THE MERGER--Opinion of Acxiom's Financial Advisor."

  In view of the wide variety of factors considered by the Acxiom Board of Directors in connection with its evaluation of the Merger Agreement, the Acxiom Board of Directors did not find it practicable to, and did not quantify or otherwise attempt to, assign relative weights to the above factors or determine that any factor was of particular importance. Rather, in connection with its evaluation of the Merger and Merger Agreement, the Acxiom Board of Directors based its decision to approve the Merger and the Merger Agreement and to recommend that the Acxiom stockholders vote for the Merger Proposal on the totality of the information presented to, and considered by, it.

OPINION OF ACXIOM'S FINANCIAL ADVISOR

  Opinion of Stephens. Stephens delivered its oral and written opinion on May 26, 1998 to the Acxiom Board of Directors that, on the basis of and subject to the matters set forth therein, as of the date thereof, the Exchange Ratio was fair from a financial point of view to Acxiom and to the holders of Acxiom Common Stock. Stephens subsequently confirmed its opinion by delivering to the Acxiom Board of Directors a written opinion, dated as of the date of the Proxy Statement/Prospectus, that, on the basis of and subject to the matters set forth therein, as of the date thereof, the Exchange Ratio is fair from a financial point of view to Acxiom and to the holders of Acxiom Common Stock. Although subsequent developments may affect the opinions delivered by Stephens, Stephens does not have any obligation to update, revise or reaffirm its opinion after the date of this Proxy Statement/Prospectus and Acxiom's obligation to consummate the Merger is not conditioned upon such an update. Acxiom presently does not intend to obtain an update of the opinion of Stephens prior to the Acxiom meeting.

  THE FULL TEXT OF THE OPINION OF STEPHENS, DATED AS OF THE DATE OF THIS PROXY STATEMENT/PROSPECTUS, WHICH SETS FORTH THE ASSUMPTIONS MADE, MATTERS CONSIDERED AND LIMITS ON THE REVIEW UNDERTAKEN, IS ATTACHED TO THIS PROXY STATEMENT/PROSPECTUS AS ANNEX D AND IS INCORPORATED HEREIN BY REFERENCE. STEPHENS' OPINION IS NECESSARILY BASED ON ECONOMIC, MARKET AND OTHER CONDITIONS IN EFFECT ON, AND THE INFORMATION MADE AVAILABLE TO IT AS OF, THE DATE THEREOF. SUBSEQUENT DEVELOPMENTS MAY AFFECT SUCH OPINION.

HOLDERS OF ACXIOM COMMON STOCK SHOULD READ THE STEPHENS OPINION IN ITS ENTIRETY. THE FOLLOWING SUMMARY IS QUALIFIED BY REFERENCE TO THE FULL TEXT OF SUCH OPINION. THE OPINION OF STEPHENS WAS PROVIDED TO THE ACXIOM BOARD OF DIRECTORS FOR ITS INFORMATION AND IS DIRECTED ONLY TO THE FAIRNESS FROM A FINANCIAL POINT OF VIEW OF THE EXCHANGE RATIO TO ACXIOM AND TO THE HOLDERS OF ACXIOM COMMON STOCK. THE OPINION OF STEPHENS DOES NOT ADDRESS THE MERITS OF THE UNDERLYING DECISION BY ACXIOM TO ENGAGE IN THE MERGER AND DOES NOT CONSTITUTE A RECOMMENDATION TO ANY STOCKHOLDER OF ACXIOM AS TO HOW SUCH STOCKHOLDER SHOULD VOTE ON THE MERGER PROPOSAL OR ANY MATTER RELATED THERETO.

  In connection  with rendering its opinion dated as of May 26, 1998,  Stephens:
(1) analyzed certain publicly available financial statements and reports regarding Acxiom and May & Speh; (2) analyzed certain internal financial statements and other financial and operating data (including financial projections) concerning Acxiom and May & Speh prepared and provided by their respective managements; (3) analyzed, on a pro forma basis, the financial effect of the Merger; (4) reviewed the reported prices and trading activity for Acxiom Common Stock and May & Speh Common Stock; (5) compared the financial performance of Acxiom and May & Speh and the prices and trading activity of Acxiom Common Stock and May & Speh Common Stock with that of certain other comparable publicly-traded companies and their securities; (6) reviewed the financial terms, to the extent publicly available, of certain transactions in the direct marketing database industry; (7) reviewed the Merger Agreement and related documents; (8) discussed with the management of each of Acxiom and May & Speh the operations of and future business prospects for Acxiom and May & Speh and the anticipated financial consequences of the Merger; and (9) performed such other analyses and provided such other services as Stephens deemed appropriate.

  Stephens relied on the accuracy and completeness of the information and financial data prepared and provided by Acxiom and May & Speh, and Stephens' opinion is based upon such information. Stephens inquired into the reliability of such information and financial data only to the limited extent necessary to provide a reasonable basis for its opinion, recognizing that Stephens rendered only an informed opinion and not an appraisal or certification of value. With respect to the financial projections prepared by the managements of Acxiom and May & Speh, Stephens assumed that the financial projections were reasonably prepared on bases reflecting the best currently available estimates and judgments of the managements of Acxiom and May & Speh as to the expected future financial performance of Acxiom and May & Speh. Stephens also relied on assurances from Acxiom and May & Speh that neither Acxiom nor May & Speh is aware of any information or facts regarding their respective companies that would cause the information supplied to Stephens to be incomplete or misleading in any material respect. Stephens further assumed that the Merger will be accounted for as a pooling of interests under generally accepted accounting principles and that it will qualify as a tax-free reorganization for United States federal income tax purposes. Stephens did not express any opinion as to the prices at which the Acxiom Common Stock will trade following the consummation of the Merger.

  In arriving at its opinion, Stephens performed a variety of financial analyses, the material portions of which are summarized below. The summary set forth below does not purport to be a complete description of the analyses performed by Stephens. In addition, Stephens believes that its analyses must be considered as a whole and that selecting portions of its analyses and of the factors considered by it, without considering all such factors and analyses, could create a misleading view of the process underlying its analyses. Although Stephens did not draw any specific conclusions from or with regard to any one method of analysis, all of the analyses performed by Stephens supported the fairness of the Exchange Ratio from a financial point of view to Acxiom and its stockholders, with the exception of the analysis of the ratio of the Merger Total Transaction Value (as defined below) to the latest twelve months EBITDA which Stephens found to be neutral. Stephens concluded that as a whole the analyses performed indicated that the Exchange Ratio was fair from a financial point of view to Acxiom and its stockholders. The matters considered by Stephens in arriving at its opinion are based on numerous macroeconomic, operating and financial assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond Acxiom's and May & Speh's control. Any estimates incorporated in the analyses performed by Stephens are not necessarily indicative of future results or values, which may be significantly more or less favorable than such estimates. Estimated values do not purport to be appraisals and do not necessarily reflect the prices at which businesses or companies may be sold in the future, and such estimates are inherently subject to uncertainty. Arriving at a fairness opinion is a complex process not necessarily susceptible to partial or summary description. No public company or transaction involving public companies utilized as a comparison is identical to Acxiom and May & Speh. Accordingly, an analysis of publicly traded comparable companies and comparable business combinations is not mathematical; rather it involves complex considerations and judgments concerning differences in financial and operating characteristics of the comparable companies analyzed and other factors that could affect the public trading value of the comparable companies or company utilized in Stephens' analysis.

  The Stephens opinion is necessarily based upon market, economic and other conditions as they existed and could be evaluated on, and on the information made available to Stephens as of, the date of such opinion. Stephens assumed that in the course of obtaining the necessary regulatory or other consents or approvals (contractual or otherwise) for the Merger, no restrictions, including any divestiture requirements or amendments or modifications, would be imposed that would have a material adverse effect on the contemplated benefits of the Merger. The advisory services and the opinion provided by Stephens were for the information and assistance of the Acxiom Board of Directors and do not constitute a recommendation as to how any Acxiom stockholder should vote with respect to the Merger.

  The following is a summary of the material financial analyses used by Stephens in connection with its presentation to the Acxiom Board of Directors on May 26, 1998, and the preparation of its opinion delivered to the Acxiom Board of Directors. The following summary does not purport to be a complete description of the analyses performed by Stephens. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or a summary description.

  Historical Stock Price Analysis. Stephens reviewed the performance of the per share market prices of May & Speh Common Stock over the period from March 26, 1996 through May 22, 1998, and the performance of Acxiom Common Stock over the period from March 26, 1996 through May 22, 1998. Stephens then compared the movement of such closing prices for Acxiom Common Stock and for May & Speh Common Stock with the movements of composite indices of certain direct marketing database companies.

  Stephens also reviewed the historical ratios of the market prices of May & Speh Common Stock to Acxiom Common Stock over the period from March 26, 1996 through May 22, 1998 and compared such ratios with the Exchange Ratio of 0.800x. Stephens noted that the ratio of the market prices of May & Speh Common Stock to Acxiom Common Stock over that period ranged from a high of 1.086x on September 24, 1996, to a low of 0.438x on February 7, 1997. Stephens also noted that the current ratio of the market prices of May & Speh Common Stock to Acxiom Common Stock was 0.691x as of May 22, 1998 and that, as of that date, the ratios one month, three months, six months and twelve months prior were 0.593x, 0.617x, 0.755x, 0.717x, respectively.

  Selected Comparable Company Trading Analysis. Stephens compared certain publicly available financial and operating data and projected financial performance (based on Wall Street consensus estimates) of five publicly traded corporations that Stephens deemed to be reasonably similar. The companies were Abacus Direct Corp., Acxiom Corporation, American Business Information, Inc., Harte-Hanks Communications, Inc. and May & Speh, Inc. (collectively, "Selected Comparable Companies"). Stephens calculated the trading multiples of the Selected Comparable Companies with corresponding financial and operating data and projected financial performance of May & Speh. Such analysis indicated, among other things, (a) the ratio of the closing stock price as of May 22, 1998 to the 1998 estimated earnings per share was 25.6x for May & Speh compared to maximum, mean and minimum values for the Selected Comparable Companies of 46.3x, 29.2x and 19.3x, respectively, (b) the ratio of closing stock price as of May 22, 1998 to the 1999 estimated earnings per share was 21.1x for May & Speh compared to maximum, mean and minimum values for the Selected Comparable Companies of 33.6x, 23.1x and 15.7x, respectively, (c) the ratio of the total market capitalization as of May 22, 1998 (i.e., market value of common equity plus total debt less cash and cash equivalents or the "Total Market Capitalization") to the March year-end 1999 estimated earnings before interest, taxes, depreciation and amortization ("EBITDA") was 10.8x for May & Speh compared to maximum, mean and minimum values for the Selected Comparable Companies of 26.7x, 13.7x and 9.7x, respectively.

  Selected Comparable Transaction Analysis. Stephens analyzed the financial terms, to the extent publicly available, of seven transactions deemed to be relevant involving direct marketing database companies which were announced between September 11, 1995 and March 12, 1998 (the "Selected Comparable Transactions"). The Selected Comparable Transactions included The Great Universal Stores P.L.C./Metromail Corporation, The News Corp. Ltd./Heritage Media Corporation, Snyder Communications, Inc./American List Corporation, The Great Universal Stores P.L.C./Experian Corporation, Bain Capital Inc. and Thomas
H. Lee Co./TRW Information Systems and Services (Experian), Harte-Hanks Communications, Inc./DiMark, Inc., and Heritage Media Corp./DIMAC Marketing Company. Stephens compared the price paid for direct marketing database companies in such transactions (the "Total Transaction Value"), as a multiple of the latest twelve months' EBITDA and earnings before interest and taxes ("EBIT"). Total Transaction Value is defined as shares outstanding for the target company multiplied by the offer price per share plus net debt. Such analysis indicated, among other things, (a) the ratio of the total transaction value of the Merger, based on the market price of Acxiom Common Stock as of May 22, 1998 (the "Merger Total Transaction Value") to the latest twelve months' EBIT is 20.5x, compared to maximum, mean and minimum values of the ratio of the Total Transaction Value to the last twelve months' EBIT for the Selected Comparable Transactions of 39.6x, 19.0x and 11.4x, respectively and (b) the ratio of the Merger Total Transaction Value to the latest twelve months' EBITDA is 16.4x, compared to maximum, mean and minimum values of the ratio of the Total Transaction Value to the last twelve months' EBITDA for the Selected Comparable Transactions of 14.4x, 11.0x and 7.0x, respectively. Stephens also determined the percentage premium of the offer price over the trading prices one day, one week and four weeks prior to the announcement date of five Selected Comparable Transactions involving public companies. The mean for the Selected Comparable Transactions over the trading prices one day, one week and four weeks prior to the announcement date were 39.2%, 40.6% and 36.5%, respectively. Stephens derived premiums based on the implied purchase price of May & Speh's stock price one day, one week and four weeks prior to May 22, 1998. The implied premiums for the proposed transaction over the trading prices one day, one week and four weeks prior to May 22, 1998 were 15.8%, 21.7% and 23.8%, respectively.

  Discounted Cash Flow Analysis. Stephens performed a discounted cash flow analysis on May & Speh based upon estimates of projected financial performance prepared by the management of May & Speh. Utilizing these projections, Stephens calculated a range of implied per share equity values based upon the discounted net present value of the sum of the projected stream of unlevered free cash flows from 1999 to the year 2002 and the projected terminal value at 2002 based upon a range of multiples of projected EBITDA less net debt at March 31, 1998 for May & Speh divided by the number of shares outstanding including the shares from the conversion of the convertible subordinated notes. Stephens applied several discount rates (ranging from 12.0% to 14.0%) and multiples of EBITDA (ranging from 9.5x to 11.5x). Utilizing this methodology, the implied present value per share of May & Speh Common Stock ranged from $16.79 to $20.83.

  Relative Valuation Analysis. Stephens reviewed the relative valuations of May & Speh and Acxiom using relative comparable public companies analysis, relative contribution analysis and relative discounted cash flow analysis, with and without expected cost savings (assumed to be $10 million in year 2000 and thereafter), and compared such ratios with the Exchange Ratio of 0.800x. Such analysis indicated, among other things, (a) the range of implied exchange ratios based on the relative comparable public companies analysis (i.e. the ratios of the equity values per shares outstanding including the shares from the conversion of the convertible subordinated notes of May & Speh Common Stock, implied by the estimated 1999 and 2000 EBITDA, divided by the share price of Acxiom Common Stock as of May 22, 1998) was 0.640x to 0.826x without expected cost savings and 0.733x to 0.942x with expected cost savings, and (b) the range of implied exchange ratios based on the relative contribution analysis (i.e. the ratio of the estimated 1999, 2000 and 2001 net income of May & Speh per May & Speh shares outstanding including the shares from the conversion of the convertible subordinated notes divided by the estimated 1999, 2000 and 2001 net income of Acxiom per Acxiom shares outstanding) was 0.835x to 0.853x without expected cost savings and 0.853x to 1.034x with expected cost savings. Stephens also observed that the 0.800x Exchange Ratio was within the range implied by the relative discounted cash flow analysis without and with expected cost savings of 0.554x to 0.901x and 0.623x to 1.014x, respectively. Stephens did not play a role in establishing the Exchange Ratio.

  Merger Consequences Analysis. Stephens examined the pro forma impact, for fiscal years 1999 and 2000, of the Merger on estimates of May & Speh's earnings per share derived from estimates of May & Speh financial performance prepared by the management of May & Speh and estimates of Acxiom's projected financial performance prepared by the management of Acxiom. The projected impact arrived at through Stephens' analysis was compared to management's earnings estimate for Acxiom which did not take into account the impact of the Merger. Compared to this earnings estimate, excluding certain non-recurring expenses related to the Merger, Stephens concluded that the Merger would be neutral in fiscal year 1999 and accretive to the earnings of Acxiom in fiscal year 2000 due to merger integration and expected cost savings. Additionally, Stephens compared these estimates to the average earnings per share of $0.75 projected by analysts covering Acxiom for fiscal year 1999, and found these average projections to be in line with the above described analysis.

  The Acxiom Board of Directors retained Stephens as an independent contractor to act as financial advisor for the purpose of providing a fairness opinion on the Merger. Stephens is a nationally recognized investment banking and advisory firm. Stephens, as part of its investment banking business, is continually engaged in the valuation of companies and their securities in connection with business reorganizations, private placements, negotiated underwritings, mergers and acquisitions and valuations for estate, corporate and other purposes. Stephens is familiar with Acxiom and regularly provides investment banking services to Acxiom and through its research department regularly follows Acxiom's business activities and prospects. In the ordinary course of business, Stephens and its affiliates may at any time hold long or short positions, and may trade or otherwise effect transactions as principal or for the accounts of customers, in debt or equity securities or options on securities of Acxiom and/or May & Speh.

  In consideration for Stephens' services as financial advisor to Acxiom, Acxiom has agreed to pay to Stephens a fee equal to $1,925,000, a significant portion of which is payable upon consummation of the Merger. Acxiom has also agreed to reimburse Stephens for its reasonable out-of-pocket expenses, including fees and disbursements of its legal counsel, plus any sales or use taxes incurred in connection with its activities as financial advisor in providing a fairness opinion to Acxiom, and to indemnify Stephens and certain related persons against certain liabilities in connection with its engagement, including certain liabilities under the federal securities laws. Acxiom has paid Stephens approximately $1,001,000 in compensation for investment banking and other services over the past two years, $775,000 of which related to the opinion delivered by Stephens in connection with the Merger.

RECOMMENDATION OF THE MAY & SPEH BOARD OF DIRECTORS; MAY & SPEH'S REASONS FOR THE MERGER

  FOR THE REASONS DISCUSSED BELOW, THE BOARD OF DIRECTORS OF MAY & SPEH HAS UNANIMOUSLY DETERMINED THAT THE TERMS OF THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY ARE FAIR TO, AND IN THE BEST INTERESTS OF, MAY & SPEH AND THE MAY & SPEH STOCKHOLDERS. ACCORDINGLY, THE MAY & SPEH BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT MAY & SPEH STOCKHOLDERS VOTE FOR THE APPROVAL AND ADOPTION OF THE MERGER AGREEMENT.

  The May & Speh Board of Directors, in the course of reaching its decision to approve the Merger Agreement and the transactions contemplated thereby, consulted with May & Speh's financial advisor and special counsel as well as with May & Speh's management, and directors either participated in or were kept informed of the progress of due diligence and negotiating sessions with Acxiom. The May & Speh Board of Directors considered a number of factors, including the following material factors (the order does not necessarily reflect the relative significance):

    (i) the opportunity of May & Speh stockholders to continue as stockholders of a combined organization with greater strength and enhanced competitive position than May & Speh would enjoy on a stand-alone basis;

    (ii) current industry, economic and market conditions which have encouraged consolidation in the direct marketing services industry, together with Acxiom's growth strategy;

    (iii) the enhanced opportunities for growth made possible by the integration and combination of the complementary strengths of Acxiom and May & Speh, including the opportunity to integrate, improve and enhance the direct marketing products and services, as well as the technologies capabilities, of the two companies to provide a broader and more fully- integrated range of services;

    (iv) the potential enhancement in earnings that could be achieved through the cross-selling of existing products and services to each other's clients;

    (v) the potential cost saving that could be achieved from combining the operations of May & Speh and Acxiom;

    (vi) the DLJ Opinion to the effect that, as of the date of the DLJ Opinion and based upon and subject to the assumptions, limitations and qualifications set forth therein, the Exchange Ratio was fair from a financial point of view to the holders of May & Speh Common Stock. See "THE MERGER--Opinion of May & Speh's Financial Advisor." (The DLJ Opinion is included as Annex E to this Joint Proxy Statement/Prospectus and should be read in its entirety);

    (vii) the assessment of May & Speh's strategic alternatives to the Merger, including remaining an independent public company, continuing its pursuit of acquisitions or merging or consolidating with a party or parties other than Acxiom (such acquisitions or mergers and consolidations with parties other than Acxiom were considered on a hypothetical basis only and the May & Speh Board did not consider any specific transaction with any party other than Acxiom during its consideration of the Merger);

    (viii) the terms and conditions of the Merger Agreement, including the "no-solicitation" and fiduciary responsibility provisions of the Merger Agreement which permit May & Speh to provide information and enter into discussions with third parties under certain circumstances and to terminate the Merger Agreement to enter into a transaction with a third party under certain specified circumstances, the fees and expenses payable, in certain circumstances, to May & Speh, and in other circumstances, by May & Speh, the termination sections of the Merger Agreement, the provisions relating to May & Speh's ability to continue to operate its business in the ordinary course during the period between the execution of the Merger Agreement and the Effective Time (see "THE MERGER--Terms of the Merger--Termination;" "-- Expenses; Termination Fees;" and "--Amendment and Waiver"), the conditions to closing and the representations and warranties of each of the parties in the Merger Agreement; and

    (ix) the fact that the Merger is expected to be a tax-free transaction for U.S. federal income tax purposes to May & Speh stockholders and that it is expected to qualify as a pooling of interests transaction for accounting and financial reporting purposes.

  The May & Speh Board of Directors also considered a number of potential risks and disadvantages relating to the Merger, including the following material risks and disadvantages (the order does not necessarily reflect the relative significance): (i) the difficulty and management distraction inherent in integrating two large and geographically dispersed operations and the risk that the synergies and benefits sought in the Merger might not be fully achieved;
(ii) the risk that the Merger would not be consummated and the potential effects that the failure to consummate might have on the business, employees and customers of May & Speh; (iii) the expenses expected to be incurred by May & Speh in connection with the Merger; and (iv) the substantial acquisition history of Acxiom and the inherent uncertainty this creates with respect to analyzing the historical and projecting the future performance of Acxiom. The May & Speh Board of Directors believed that these potential risks and disadvantages were outweighed by the potential benefits anticipated to be realized from the Merger.

  The foregoing discussion of the material factors and potential material risks and disadvantages considered by the May & Speh Board is not intended to be exhaustive. In view of the wide variety of factors, risks and disadvantages considered in connection with its evaluation of the Merger, the May & Speh Board did not find it practicable to, and did not, quantify or assign any relative or specific weights to the foregoing matters, and individual directors may have deemed different matters more significant than others.

OPINION OF MAY & SPEH'S FINANCIAL ADVISOR

  May & Speh asked DLJ, in its role as financial advisor to May & Speh, to render an opinion to the May & Speh Board of Directors as to the fairness of the Exchange Ratio from a financial point of view to the holders of May & Speh Common Stock. On May 26, 1998, DLJ delivered its written opinion to the May & Speh Board of Directors that, as of such date and based upon and subject to the assumptions, limitations and qualifications set forth in such opinion, the Exchange Ratio was fair from a financial point of view to the holders of May & Speh Common Stock.

  THE FULL TEXT OF THE DLJ OPINION IS ATTACHED HERETO AS ANNEX E. THE SUMMARY OF THE DLJ OPINION SET FORTH IN THIS PROXY STATEMENT/PROSPECTUS IS QUALIFIED BY REFERENCE TO THE FULL TEXT OF THE DLJ OPINION. MAY & SPEH STOCKHOLDERS ARE URGED TO READ THE DLJ OPINION CAREFULLY AND IN ITS ENTIRETY FOR THE PROCEDURES FOLLOWED, ASSUMPTIONS MADE, OTHER MATTERS CONSIDERED AND LIMITS OF THE REVIEW BY DLJ IN CONNECTION WITH SUCH OPINION.

  The DLJ Opinion was prepared for the May & Speh Board of Directors and was directed only to the fairness from a financial point of view, as of the date thereof, of the Exchange Ratio to the holders of May & Speh Common Stock. DLJ expressed no opinion in the DLJ Opinion as to the prices at which the Acxiom Common Stock would actually trade at any time. The type and amount of consideration was determined in arm's length negotiations between Acxiom and May & Speh, in which negotiations DLJ advised May & Speh. The DLJ Opinion does not address the relative merits of the Merger and the other business strategies considered by the May & Speh Board of Directors nor does it address the May & Speh Board's decision to proceed with the Merger. The DLJ Opinion does not constitute a recommendation to any stockholder as to how such stockholder should vote on the Merger.

  May  &  Speh  selected  DLJ  as  its  financial   advisor  because  it  is  an
internationally recognized investment banking firm that has substantial experience in the businesses in which May & Speh competes and is familiar with May & Speh and its businesses. As part of its investment banking business, DLJ is regularly engaged in the valuation of businesses and securities in connection with mergers, acquisitions, underwritings, sales and distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes.

  In arriving at the DLJ Opinion, DLJ reviewed the Merger Agreement and the exhibits thereto, the May & Speh Option Agreement and the Acxiom Option Agreement. DLJ also reviewed financial and other information that was publicly available or furnished to DLJ by May & Speh and Acxiom, including information provided during discussions with their respective managements. Included in the information provided during such discussions were certain financial projections of May & Speh prepared by the management of May & Speh and certain financial projections of Acxiom prepared by the management of Acxiom. In addition, DLJ compared certain financial and securities data of May & Speh and Acxiom with publicly available information concerning various other companies whose securities are traded in public markets, reviewed the historical stock prices and trading volumes of the May & Speh Common Stock and the Acxiom Common Stock, reviewed prices and premiums paid in certain other business combinations and conducted such other financial studies, analyses and investigations as DLJ deemed appropriate for purposes of rendering the DLJ Opinion.

  In rendering the DLJ Opinion, DLJ relied upon and assumed the accuracy and completeness of all of the financial and other information that was available to it from public sources, that was provided to it by May & Speh and Acxiom or their respective representatives, or that was otherwise reviewed by DLJ. DLJ relied upon the estimates of the management of May & Speh as to the amount and timing of certain operating cost savings

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

synergies estimated by such management to be potentially achievable as a result of the Merger and upon DLJ's discussions of such synergies and the timing thereof with the management of Acxiom. With respect to the financial projections supplied to DLJ, DLJ assumed that they were reasonably prepared on a basis reflecting the best currently available estimates and judgments of the managements of May & Speh and Acxiom as to the future operating and financial performance of May & Speh and Acxiom, respectively. DLJ did not assume responsibility for making any independent evaluation of the assets or liabilities of May & Speh or Acxiom, or for making any independent verification of the information reviewed by DLJ. DLJ further assumed that the Merger will be accounted for as a pooling of interests under U.S. generally accepted accounting principles and that it will qualify as a tax-free reorganization for U.S. federal income tax purposes. DLJ also relied as to certain legal matters on advice of counsel to May & Speh.

  The DLJ Opinion was necessarily based on economic, market, financial and other conditions as they existed on, and on the information made available to DLJ as of, the date of the DLJ Opinion. Although subsequent developments may affect the DLJ Opinion, DLJ does not have any obligation to update, revise or reaffirm its opinion, and May & Speh's obligation to consummate the Merger is not conditioned upon an update of the DLJ Opinion. May & Speh presently does not intend to obtain an update of the DLJ Opinion prior to the May & Speh Meeting.

  The following is a summary of the presentation made by DLJ to the May & Speh Board of Directors at its May 22, 1998 meeting, as updated by DLJ's presentation to the May & Speh Board at its May 26, 1998 meeting, in connection with rendering the DLJ Opinion. For purposes of the following analyses, the Exchange Ratio was calculated based upon the closing stock price of Acxiom Common Stock on May 22, 1998.

  Stock Price History. To provide contextual data and comparative market data, DLJ examined the history of the trading prices and their relative relationships for both May & Speh Common Stock and Acxiom Common Stock for the twelve-month period ended May 20, 1998. DLJ also reviewed the daily closing prices of May & Speh Common Stock and Acxiom Common Stock and compared such closing stock prices with the closing stock prices of the Direct Marketing Companies, the Outsourcing Companies (each as defined herein) and the S&P 400 Index. This information was presented solely to provide the May & Speh Board with background information regarding the stock prices of May & Speh Common Stock and Acxiom Common Stock over the periods indicated.

  Comparable Publicly Traded Company Analysis. DLJ analyzed selected historical and projected operating information, stock market data and financial ratios for certain publicly traded direct marketing and database service companies (the "Direct Marketing Companies") and certain publicly traded outsourcing and other business service companies (the "Outsourcing Companies", and collectively with the Direct Marketing Companies, the "Comparable Companies"). The Direct Marketing Companies consisted of Acxiom, American Business Information, Inc., Equifax Inc., Fair, Isaac and Company, Inc. and Harte-Hanks Communications, Inc. The Outsourcing Companies consisted of Affiliated Computer Services, Inc., Automatic Data Processing, Inc., BISYS Group, Inc., Electronic Data Systems Corporation, First Data Corporation and Fiserv, Inc.

  DLJ compared the enterprise value (defined as common equity value plus long-term debt plus the liquidation value of the preferred stock, if any, plus the value of minority interests, if any, minus cash and short-term investments) and the common equity value (as of May 22, 1998) of each of the Comparable
Companies to certain selected financial data. In examining these Comparable Companies, DLJ analyzed the enterprise value of the companies as a multiple of each company's respective latest twelve-month ("LTM") revenue, LTM earnings before interest, taxes, depreciation and amortization ("EBITDA") and LTM earnings before interest and taxes ("EBIT"), and the common equity value of the companies as a multiple of each company's respective LTM earnings per share ("EPS"), projected calendar 1998 EPS ("1998 EPS") and projected calendar 1999 EPS ("1999 EPS"). DLJ's analysis of the Direct Marketing Companies yielded the following: LTM revenue multiples ranged from 2.1x to 4.1x with a median of 3.1x, LTM EBITDA multiples ranged from 10.7x to 14.4x with a median of 13.4x, LTM EBIT multiples ranged from 14.7x to 27.4x with a median of 17.3x, LTM EPS multiples ranged from 22.9x to 37.1x with a median of 27.8x, 1998 EPS multiples ranged from 19.3x to 31.3x

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

with a median of 24.4x, and 1999 EPS multiples ranged from 15.7x to 25.6x with a median of 20.4x. DLJ's analysis of the Outsourcing Companies yielded the following: LTM revenue multiples ranged from 1.3x to 4.1x with a median of 2.9x, LTM EBITDA multiples ranged from 7.2x to 17.0x with a median of 11.6x, LTM EBIT multiples ranged from 13.0x to 21.5x with a median of 16.0x, LTM EPS multiples ranged from 19.7x to 33.7x with a median of 25.0x, 1998 EPS multiples ranged from 19.1x to 30.3x with a median of 21.9x, and 1999 EPS multiples ranged from 16.8x to 26.7x with a median of 18.7x.

  DLJ then calculated implied values per share of May & Speh Common Stock by applying May & Speh's actual and certain forecasted financial results to the weighted average of the high and low multiples derived from its analysis of the public company comparables described above (assigning a 60% weight to the Direct Marketing Companies and a 40% weight to the Outsourcing Companies). DLJ calculated ranges of per share implied values of May & Speh Common Stock as follows: $7.67 to $14.47 (based on enterprise value as a multiple of LTM revenues); $10.51 to $15.82 (based on enterprise value as a multiple of LTM EBITDA); $12.13 to $19.79 (based on enterprise value as a multiple of LTM EBIT); $11.46 to $18.94 (based on common equity value as a multiple of LTM EPS); $12.30 to $19.79 (based on common equity value as a multiple of 1998 EPS); and $12.27 to $19.76 (based on common equity value as a multiple of 1999 EPS), in each case, as compared to the $17.80 implied value per share of May & Speh Common Stock (based on the Exchange Ratio multiplied by the $22.25 per share closing stock price of Acxiom Common Stock on May 22, 1998).

  Comparable M&A Transaction Analysis. DLJ reviewed ten selected acquisitions involving companies which DLJ deemed to be comparable to May & Speh (the "M&A Transactions"): (i) Metromail Corporation / The Great Universal Stores P.L.C.;
(ii) Neodata Services, Inc. / Electronic Data Systems Corporation; (iii) Direct Marketing Technology, Inc. / Experian Corporation (The Great Universal Stores P.L.C.); (iv) Database America Companies/ American Business Information, Inc.;
(v) Experian Corporation / The Great Universal Stores P.L.C.; (vi) Donnelley Marketing Inc. / First Data Corporation; (vii) TRW Information Systems & Services (Experian) / The Thomas H. Lee Co. and Bain Capital Inc.; (viii) DiMark, Inc. / Harte-Hanks Communications, Inc.; (ix) DIMAC Marketing Company/ Heritage Media Corporation; and (x) SHL Systemhouse Inc. / MCI Communications Corporation. In examining these acquisitions, DLJ compared the enterprise value of the acquired company implied by each of these transactions as a multiple of LTM revenue and LTM EBITDA to certain selected financial data. DLJ's analysis of enterprise value as a multiple of (i) LTM revenue yielded a range of multiples of 0.9x to 3.8x with a median of 2.1x, as compared to 5.3x for May & Speh in the Merger, and (ii) LTM EBITDA yielded a range of multiples of 7.4x to 14.2x with a median of 10.6x, as compared to 17.7x for May & Speh in the Merger. DLJ also compared the common equity value of the acquired company implied by each of these transactions as a multiple of LTM EPS to certain selected financial data. DLJ's analysis of such common equity values yielded a median multiple of 23.9x, as compared to 33.6x for May & Speh in the Merger. Although DLJ also examined the high and low ranges of multiples of such common equity value, DLJ did not rely on such multiples in its analysis due to the absence of any meaningful data for certain of the M&A Transactions.

  DLJ then calculated implied values per share of May & Speh Common Stock by applying May & Speh's actual financial results to the high and low multiples derived from its analysis of the acquisition comparables described above. DLJ calculated ranges of per share implied values of May & Speh Common Stock as follows: $5.06 to $13.52 (based on enterprise value as a multiple of LTM revenues); and $8.85 to $14.74 (based on enterprise value as a multiple of LTM EBITDA) , in each case, as compared to the $17.80 implied value per share of May & Speh Common Stock (based on the Exchange Ratio multiplied by the $22.25 per share closing stock price of Acxiom Common Stock on May 22, 1998). DLJ also calculated a per share implied value of May & Speh Common Stock of $12.67, based on common equity value as a multiple of median LTM EPS, as compared to the per share implied value of $17.80.

  Comparable Premiums Paid Analysis. DLJ determined the implied premium over the common stock trading prices for one day, one week and four weeks prior to the announcement date of 38 selected domestic merger or acquisition transactions involving companies not necessarily comparable to May & Speh, ranging from $500 million to $700 million in transaction value and completed from May 23, 1996 through May 4, 1998. The

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

high, low and median premiums for the selected transactions over the common stock trading prices for: (i) one day prior to the announcement date were 173.7%, (5.5%) and 24.6%, respectively, as compared to the implied premium in the Merger for the May & Speh Common Stock one day prior to May 22, 1998 of 15.8%, (ii) one week prior to the announcement date were 106.9%, (6.1%) and 28.7%, respectively, as compared to the implied premium in the Merger for the May & Speh Common Stock one week prior to May 22, 1998 of 21.7% and (iii) four weeks prior to the announcement date were 163.7%, (5.5%) and 36.1%, respectively, as compared to the implied premium in the Merger for the May & Speh Common Stock four weeks prior to May 22, 1998 of 23.8%. Applying the above median comparable premiums to the closing price of the May & Speh Common Stock on one day, one week and four weeks prior to May 22, 1998 implies a valuation per share of May & Speh Common Stock of $19.16, $18.82 and $19.56, respectively, as compared to the $17.80 implied value per share of the May & Speh Common Stock (based on the Exchange Ratio multiplied by the $22.25 per share closing stock price of Acxiom Common Stock on May 22, 1998) and the closing prices of the May & Speh Common Stock one day, one week and four weeks prior to May 22, 1998 of $15.38, $14.63 and $14.38, respectively.

  Contribution Analysis. DLJ analyzed the relative contributions of May & Speh and Acxiom to the pro forma combined entity based on selected financial data, assuming no Synergies. In this analysis, DLJ compared the 31.7% ownership interest that holders of May & Speh Common Stock will have in the pro forma combined entity with the relative contribution of May & Speh to certain financial data for the pro forma combined entity, including sales, EBITDA and EBIT for Acxiom's fiscal year ending March 31, 1998 ("Fiscal Year 1998") and Acxiom's projected fiscal year ending March 31, 1999 ("Fiscal Year 1999"). In each case, the financial data for the pro forma combined entity was determined by adding the financial data for May & Speh and Acxiom. This analysis indicated that May & Speh would contribute (i) 18.3% and 19.5% of the pro forma combined entity's sales for Fiscal Year 1998 and Fiscal Year 1999, respectively; (ii) 23.6% and 24.6% of the pro forma combined entity's EBITDA for Fiscal Year 1998 and Fiscal Year 1999, respectively; and (iii) 29.4% and 29.5% of the pro forma combined entity's EBIT for Fiscal Year 1998 and Fiscal Year 1999, respectively.

  DLJ also  compared  the 31.7%  ownership  interest  that holders of May & Speh
Common Stock will have in the pro forma combined entity with the relative contribution of May & Speh to the estimated net income of the pro forma combined entity (determined by adding the net income of May & Speh and Acxiom for Fiscal Year 1998 and Fiscal Year 1999). This analysis indicated that May & Speh would contribute 28.4% and 28.8% of the net income of the pro forma combined entity for Fiscal Year 1998 and Fiscal Year 1999, respectively.

  DLJ then calculated the implied values per share of May & Speh Common Stock by applying the financial data percentage contributions described above to the pro forma equity value of the combined entity and dividing such data by May & Speh's diluted shares. DLJ calculated per-share implied values of May & Speh Common Stock as follows: $10.27 and $10.95 for Fiscal Year 1998 and Fiscal Year 1999, respectively (based on contribution to the pro forma combined entity's sales); $13.25 and $13.86 for Fiscal Year 1998 and Fiscal Year 1999, respectively (based on contribution to the pro forma combined entity's EBITDA); $16.51 and $16.59 for Fiscal Year 1998 and Fiscal Year 1999, respectively (based on contribution to the pro forma combined entity's EBIT); and $15.95 and $16.17 for Fiscal Year 1998 and Fiscal Year 1999, respectively (based on contribution to the pro forma combined entity's net income), in each case, as compared to the $17.80 implied value per share of May & Speh Common Stock (based on the Exchange Ratio multiplied by the $22.25 per share closing stock price of Acxiom Common Stock on May 22, 1998).

  Discounted Cash Flow Analysis. DLJ performed a discounted cash flow ("DCF") analysis (i.e., an analysis of the present value of projected cash flows using the discount rates and terminal year EBITDA multiples indicated below) of May & Speh using projections and assumptions provided by the management of May & Speh. The DCF for May & Speh was estimated using discount rates ranging from 11% to 14% and terminal multiples of estimated EBITDA for May & Speh's fiscal year ending September 30, 2003 ranging from 10.0x to 14.0x. This analysis yielded an implied common equity value range of $17.22 to $25.26 per fully diluted share of May & Speh Common Stock, as compared to the $17.80 implied value per share of May & Speh Common Stock (based on the Exchange Ratio multiplied by the $22.25 per share closing stock price of Acxiom Common Stock on May 22, 1998).

  The summary set forth above does not purport to be a complete description of the analyses performed by DLJ but describes, in summary form, the principal elements of the presentations made by DLJ to the May &

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

Speh Board of Directors on May 22 and May 26, 1998. The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant methods of financial analysis and the application of these methods to the particular circumstances and, therefore, such an opinion is not readily susceptible to summary description. Each of the analyses conducted by DLJ was carried out in order to provide a different perspective on the transaction and to add to the total mix of information available. DLJ did not form a conclusion as to whether any individual analysis, considered in isolation, supported or failed to support an opinion as to fairness from a financial point of view. Rather, in reaching its conclusion, DLJ considered the results of the analyses in light of each other and ultimately reached its opinion based on the results of all analyses taken as a whole. Accordingly, notwithstanding the separate factors summarized above, DLJ has indicated to May & Speh that it believes that its analyses must be considered as a whole and that selecting portions of its analyses and the factors considered by it, without considering all analyses and factors, could create an incomplete view of the evaluation process underlying its opinion. The analyses performed by DLJ are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by such analyses.

  Pursuant to the terms of an engagement agreement dated May 1, 1998, May & Speh has agreed to pay DLJ (i) a fee of $750,000 upon delivery of the DLJ Opinion,
(ii) an additional fee of $50,000 for each additional or updated opinion delivered by DLJ and (iii) an additional fee upon consummation of the Merger. Upon consummation of the Merger, DLJ will receive a fee equal to (a) one half of one percent (0.5%) of the aggregate amount of consideration received by May & Speh stockholders (based on the fair market value of Acxiom Common Stock as determined by the last sales price for such securities on the last trading day thereof prior to the consummation of the Merger, and treating any shares issuable upon exercise of options, warrants or other rights of conversion as outstanding) (the "Consideration") up to and including $400 million; plus one and one half percent (1.5%) of the Consideration in excess of $400 million up to and including $665 million; plus two and one half percent (2.5%) of the Consideration in excess of $665 million; provided, however, that the maximum fees to be received by DLJ under the engagement agreement will in no event exceed in the aggregate one percent (1%) of the Consideration. Any fees previously paid to DLJ pursuant to clauses (i) or (ii) of the first sentence of this paragraph will be deducted from any fee to which DLJ is entitled pursuant to the preceding sentence. In addition, May & Speh has agreed to reimburse DLJ, upon request by DLJ from time to time, for reasonable out-of-pocket expenses (including the reasonable fees and expenses of counsel) incurred by DLJ in connection with its engagement thereunder, and to indemnify DLJ and certain related persons against certain liabilities in connection with its engagement, including liabilities under U.S. federal securities laws. DLJ and May & Speh negotiated the terms of the fee arrangement at arm's length, and the May & Speh Board of Directors was aware of such arrangement, including the fact that a significant portion of the aggregate fee payable to DLJ is contingent upon consummation of the Merger.

  In the ordinary course of business, DLJ and its affiliates may own or actively trade the securities of May & Speh and Acxiom for their own accounts and for the accounts of their customers and, accordingly, may at any time hold a long or short position in May & Speh or Acxiom securities. DLJ has performed investment banking and other services for May & Speh in the past, including serving as the lead managing underwriter in the March 1996 initial public offering of May & Speh Common Stock and as the lead managing underwriter in the March 1998 concurrent offering of May & Speh's 53% convertible subordinated notes and common stock. In the past two years, May & Speh and its affiliates have paid an aggregate of approximately $4.0 million to DLJ in connection with investment banking services provided by DLJ.

TERMS OF THE MERGER

  Set forth below is a brief description of certain terms of the Merger Agreement. This description does not purport to be complete and is qualified by reference to the Merger Agreement, a copy of which is attached hereto as Annex A and is incorporated herein by reference.

  Structure; Effective Time; Stockholder Approvals. Upon the satisfaction or waiver of certain conditions set forth in the Merger Agreement, Sub shall be merged with and into May & Speh, and the separate existence of Sub will thereupon cease and May & Speh will survive the Merger (the "Surviving Corporation") as a wholly

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

owned subsidiary of Acxiom. The Merger will become effective when a properly executed certificate of Merger (the "Certificate of Merger") is duly filed with the Secretary of State of the State of Delaware or at such subsequent time as Acxiom and May & Speh agree and is specified in the Certificate of Merger (the "Effective Time"). The filing of the Certificate of Merger will occur as soon as practicable after the date on which the transactions contemplated by the Merger Agreement will have occurred.

  The Merger Agreement provides that (i) the Certificate of Incorporation and By-Laws of Sub will be the Certificate of Incorporation and By-Laws of the Surviving Corporation, (ii) the directors of Sub at the Effective Time will be the initial directors of the Surviving Corporation, and (iii) the officers of May & Speh will be the initial officers of the Surviving Corporation.

  Conversion of Shares. At the Effective Time, without any action on the part of the holders of any of the capital stock of Sub or May & Speh, pursuant to the Merger Agreement: (i) each share of May & Speh Common Stock issued and outstanding immediately prior to the Effective Time (other than shares held by Acxiom or any subsidiary of Acxiom) will be converted into the right to receive
0.8 of a share of Acxiom Common Stock; (ii) each share held in the treasury of May & Speh and each share held by Acxiom or any subsidiary of Acxiom immediately prior to the Effective Time will be cancelled and retired and cease to exist; and (iii) each share of Common Stock, par value $.01 per share, of Sub issued and outstanding immediately prior to the Effective Time will be converted into and exchangeable for one share of common stock of the Surviving Corporation.

  Exchange of Certificates. As soon as practicable after the Effective Time, The First National Bank of Chicago, or such other bank or trust company which may be designated in accordance with the Merger Agreement (the "Exchange Agent"), will send transmittal forms to the former May & Speh stockholders, to be used in forwarding their certificates representing May & Speh Common Stock for surrender and exchange for (i) certificates representing the number of shares of Acxiom Common Stock into which their May & Speh Common Stock was converted in the Merger and (ii) cash for any fractional share interests in such Acxiom Common Stock to which such holders otherwise would be entitled. Until such surrender, certificates representing shares of May & Speh Common Stock will be deemed to represent the number of shares of Acxiom Common Stock into which such Common Stock was converted in the Merger, except that holders of May & Speh certificates will not be entitled to receive dividends or any other distribution from Acxiom until such certificates are so surrendered. When such certificates are surrendered, the holders of the Acxiom certificates issued in exchange therefor will be paid, without interest, any dividends or other distributions which may have become payable with respect to such Acxiom Common Stock since the Effective Time.

  No Fractional Securities. No certificates or scrip representing fractional shares of Acxiom Common Stock will be issued, and no dividend, stock split or other change in the capital structure of Acxiom will relate to any fractional share interest. A fractional share interest shall not entitle the owner thereof to vote or to any rights of a Acxiom stockholder. In lieu of any such fractional share interest, each holder of May & Speh Common Stock who otherwise would be entitled to receive a fraction of a share of Acxiom Common Stock in the Merger will be paid cash upon surrender of stock certificates for exchange in an amount equal to the product of such fraction multiplied by the closing sale price of Acxiom Common Stock on the NASDAQ National Market on the day of the Effective Time, or if shares of Acxiom Common Stock are not so traded on such day, the closing sale price on the next preceding day on which such stock was traded on the NASDAQ National Market.

  Conversion of Employee Stock Options. At the Effective Time, each outstanding Employee Stock Option (as defined in the Merger Agreement) granted under any employee stock option plan or program of May & Speh, whether or not exercisable, shall be converted into an option to purchase the number of shares of Acxiom Common Stock equal to the number of shares of May & Speh Common Stock subject to such Employee Stock Option immediately prior to the Effective Time multiplied by the Exchange Ratio (rounded to the nearest whole number of shares of Acxiom Common Stock), at an exercise price per share equal to the exercise price for each such share of May & Speh Common Stock subject to such option divided by the Exchange Ratio (rounded down to the nearest whole cent), and all references in each such Employee Stock Option to May & Speh shall be deemed to refer to Acxiom, where appropriate.

  Certain Representations and Warranties. The Merger Agreement contains various customary representations and warranties relating to, among other things: (i) each of May & Speh's and Acxiom's and certain of their respective subsidiaries', organization, existence, good standing and authority and qualification to do business; (ii) each of May & Speh's and Acxiom's capital structure and the ownership of Sub by Acxiom; (iii) each of May & Speh's and Acxiom's subsidiaries; (iv) authorization, execution, delivery, performance and enforceability of the Merger Agreement and related matters; (v) compliance with applicable law; (vi) the absence of conflicts, violations or defaults under each of May & Speh's and Acxiom's certificates of incorporation and by-laws and certain other agreements and documents; (vii) government approvals and required consents; (viii) the documents and reports filed with the Commission and the accuracy of the information contained therein; (ix) subject to certain exceptions, absence of certain specified material changes or events and undisclosed liabilities; (x) litigation; (xi) employee plans; (xii) patents, trademarks and other proprietary rights and information; (xiii) certain tax matters; (xiv) material contracts and title to properties; (xv) the inapplicability of May & Speh's Rights Agreement or Delaware's anti-takeover statute to the Merger; (xvi) labor matters; (xvii) the lack of ownership of Acxiom Common Stock by May & Speh or its subsidiaries and the lack of ownership of May & Speh Common Stock by Acxiom; (xviii) the vote required for approval of the Merger by the stockholders of May & Speh and Acxiom; (xix) the receipt of opinions of DLJ in the case of May & Speh, and Stephens, in the case of Acxiom regarding the fairness of the transaction from a financial point of view; (xx) the absence of actions adversely affecting pooling of interests accounting treatment; and (xxi) the accuracy of certain information supplied by each of May & Speh and Acxiom in connection with the Registration Statement and this Proxy Statement/Prospectus.

  Irrevocable Proxies. As an inducement and a condition to entering into the Merger Agreement, each of Lawrence J. Speh, Albert J. Speh, Jr. and certain trusts of which Messrs. Speh and Speh are the trustees (the "May & Speh Proxy Stockholders") granted irrevocable proxies (the "May & Speh Proxies") to Acxiom.

  Pursuant to the May & Speh Proxies, each of the May & Speh Proxy Stockholders granted to Acxiom an irrevocable proxy to vote an aggregate of 2,892,895 shares of May & Speh Common Stock (representing approximately 11% of the May & Speh Common Stock entitled to vote at the May & Speh Meeting as of the May & Speh Record Date) owned of record by such stockholders in favor of any proposal to approve and adopt the Merger Agreement and the transactions contemplated thereby. If the power granted under the May & Speh Proxies is unexercisable for any reason, each of the May & Speh Proxy Stockholders has agreed to vote the shares of May & Speh Common Stock subject to the May & Speh Proxies in favor of any proposal to approve and adopt the Merger Agreement and the transactions contemplated thereby. Each of the May & Speh Proxies provides that any shares of May & Speh Common Stock granted upon the exercise of any Employee Stock Options by the May & Speh Proxy Stockholders during the term of the May & Speh Proxies shall be subject to the proxy granted thereunder.

  As an inducement and a condition to entering into the Merger Agreement, Charles D. Morgan, the Chairman of the Board and Company Leader of Acxiom,
Robert A. Pritzker, a director of Acxiom, The Pritzker Foundation, a not-for-profit foundation, one of the trustees of which is Mr. Pritzker, and Trans Union Corporation ("Trans Union" and together with Messrs. Morgan and Pritzker and The Pritzker Foundation, the "Acxiom Proxy Stockholders"), granted to May & Speh irrevocable proxies (the "Acxiom Proxies") with respect to an aggregate of 8,037,425 shares of Acxiom Common Stock (representing approximately 15% of the Acxiom Common Stock entitled to vote at the Acxiom Meeting as of the Acxiom Record Date) pursuant to which May & Speh has the power to vote such shares in favor of any proposal to approve the issuance of the shares of Acxiom Common Stock pursuant to the Merger Agreement and the transactions contemplated thereby. If the power granted under the Acxiom Proxies is unexercisable for any reason, each of the Acxiom Proxy Stockholders has agreed to vote the shares of Acxiom Common Stock subject to the Acxiom Proxies in favor of the Merger Proposal and the transactions contemplated thereby.

  The May & Speh Proxy Stockholders and the Acxiom Proxy Stockholders have agreed not to, directly or indirectly, sell, transfer, further pledge or otherwise dispose of their shares, grant any subsequent proxies or enter into any voting agreement or arrangement or voting trust with respect to their shares. In addition, the May &

Speh Proxy Stockholders have agreed not to initiate or solicit any inquiries or proposals with respect to, or, subject to fiduciary duties, engage in negotiations concerning or provide any confidential information relating to, any acquisition, business combination or purchase of all or any significant portion of the assets of, or any equity interest in (other than their shares), May & Speh or any of their subsidiaries.

  Each of the May & Speh Proxies and the proxy granted by Mr. Morgan will terminate upon the earlier of (i) the effectiveness of the Merger, (ii) the termination of the Merger Agreement, or (iii) notice of termination by Acxiom. The proxies granted by The Pritzker Foundation, Trans Union and Mr. Pritzker will terminate upon the earlier of (i) the effectiveness of the Merger, (ii) the termination of the Merger Agreement, or (iii) October 31, 1998.

  Copies of the Acxiom Proxies and the May & Speh Proxies are filed as exhibits to the Merger Agreement which is attached hereto as Annex A.

  Conduct of Business Pending the Merger. May & Speh has agreed that, among other things, prior to consummation of the Merger, unless Acxiom shall otherwise agree in writing or unless otherwise contemplated by the Merger Agreement, (i) it will conduct its business and the businesses of its subsidiaries only in the ordinary and usual course of business and consistent with past practices, (ii) there will be no material changes in the conduct of its operations, (iii) it will not: sell, pledge or agree to sell or pledge any stock owned by it in any of its subsidiaries; amend its certificate of incorporation or by-laws; or split, combine or reclassify any shares of its outstanding capital stock or declare, set aside or pay any dividends or other distributions payable in cash, stock or property, or redeem or otherwise acquire any shares of its capital stock or shares of the capital stock of any of its subsidiaries, (iv) neither it nor any of its subsidiaries will (a) subject to certain exceptions authorize for issuance, issue or sell or agree to issue or sell any additional shares of, or rights of any kind to acquire any shares of, its capital stock of any class (whether through the issuance or granting of options, warrants, commitments, subscriptions, rights to purchase or otherwise; (b) acquire, dispose of or encumber any fixed assets or any other substantial assets other than in the ordinary course of business and consistent with past practices; (c) except for certain indebtedness not in excess of $15,000,000, incur, assume, or prepay any indebtedness or any other material liabilities other than in the ordinary course of business and consistent with past practices; (d) assume or otherwise become directly, contingently or otherwise liable or responsible for the obligations of any person other than a May & Speh subsidiary in the ordinary course of business and consistent with past practices; (e) make any loans, advances or capital contributions to, or investments in, any other person, other than to its subsidiaries; (f) authorize capital expenditures in excess of $1,000,000; (g) make any tax (as hereinafter defined) election or settle or compromise any tax liability; (h) change its fiscal year; (i) except as disclosed in Commission reports filed prior to May 26, 1998, or as required by a governmental body or agency; change its methods of accounting in effect at September 30, 1997, except as required by changes in GAAP as concurred by May & Speh's independent auditors; or (j) enter into any contract, agreement, commitment or arrangement with respect to any of the foregoing, (v) neither it nor its Subsidiaries will enter into any new employment agreements with any of their respective officers or employees or grant any increases in the compensation of their respective officers and employees other than increases in the ordinary course of the business and consistent with past practice, or enter into, adopt or amend any employee benefit plan, (vi) it will use its reasonable best efforts to preserve the business organization of May & Speh and its subsidiaries, keep available the services of its and their present officers and key employees, and preserve the goodwill of those having business relationships with it and its subsidiaries, and (vii) will not take, or allow to be taken by any of its subsidiaries, any action which would jeopardize the treatment of Acxiom's acquisition of May & Speh as a pooling of interests for accounting purposes or jeopardize qualification of the Merger as a reorganization within the meaning of Section 368(a) of the Code.

  Acxiom has agreed that prior to the Effective Time, unless May & Speh shall otherwise agree in writing, (i) it will conduct its businesses and the businesses of its subsidiaries only in the ordinary and usual course of business and consistent with past practices, (ii) there will be no material changes in the conduct of Acxiom's operations, (iii) it will not: sell or pledge or agree to sell or pledge any stock owned by it in any of its subsidiaries, amend its certificate of incorporation or by-laws; split, combine or reclassify any shares of its outstanding capital stock; declare, set aside or pay any dividend or other distribution payable in cash, stock or property; redeem or otherwise acquire any shares of its capital stock or shares of the capital stock of any of its subsidiaries; or consolidate or merge with or into another company unless at least 50% of the Board of Directors of the surviving entity are members of the Board of Directors of Acxiom immediately prior to such merger or consolidation or are otherwise designated by Acxiom, (iv) neither it nor any of it subsidiaries will, authorize for issuance, issue or sell or agree to issue or sell any additional shares of, or rights of any kind to acquire any shares of, its capital stock of any class (whether through the issuance or granting of options, warrants, commitments, subscriptions, rights to purchase or otherwise), or enter into any contract agreement, commitment or arrangement with respect to the matters in this clause (iv); (v) it will use its reasonable best efforts to preserve the business organization of Acxiom and its subsidiaries, keep available the services of its and its subsidiaries' present officers and key employees, and preserve the goodwill of those having business relationships with it and its subsidiaries; and (vi) it will not take, or allow any of its subsidiaries to take, any action which would jeopardize the treatment of Acxiom's acquisition of May & Speh as a pooling of interests for accounting purposes or jeopardize qualification of the Merger as a reorganization within the meaning of Section 368(a) of the Code.

  Pursuant to the Merger Agreement, from the date of the Merger Agreement to the Effective Time, Sub will not engage in any activities of any nature except as provided in or contemplated by the Merger Agreement.

  Conditions to Consummation of the Merger. The respective obligations of Acxiom and May & Speh to effect the Merger are subject to the following conditions: (a) the approval and adoption of the Merger Agreement by May & Speh and the Merger Proposal by Acxiom at each of their respective Stockholders' Meetings, (b) the effectiveness of the Registration Statement, (c) the receipt by Acxiom and May & Speh of the requisite consents from governmental entities, including the expiration or termination of any applicable waiting period under the HSR Act,
(d) the absence of a preliminary or permanent injunction or other order by any federal or state court in the United States prohibiting consummation of the Merger, and (e) the receipt by each of Acxiom and May & Speh of a letter from KPMG Peat Marwick LLP stating that the May & Speh Merger will qualify as a pooling of interests transaction.

  In addition, the obligation of May & Speh to effect the Merger is subject to the satisfaction at or prior to the Effective Time of the conditions that: (a) each of Acxiom and Sub has performed in all material respects its obligations under the Merger Agreement required to be performed by it at or prior to the Effective Time and the representations and warranties of Acxiom and Sub contained in the Merger Agreement are true and correct in all material respects at and as of the Effective Time as if made at and as of such time, except as contemplated by the Merger Agreement, and (b) May & Speh receives an opinion of Winston & Strawn regarding tax matters.

  In addition, the obligation of Acxiom and Sub to effect the Merger is subject to the satisfaction at or prior to the Effective Time of the conditions that:
(a) May & Speh has performed in all material respects its obligations under the Merger Agreement required to be performed by it at or prior to the Effective Time and the representations and warranties of May & Speh contained in the Merger Agreement are true and correct in all material respects at and as of the Effective Time as if made at and as of such time, except as contemplated by the Merger Agreement, and (b) Acxiom receives an opinion of Skadden, Arps, Slate, Meagher & Flom LLP regarding tax matters.

  Acquisition Proposals. The Merger Agreement provides that, from and after the date thereof, May & Speh will not and May & Speh and the May & Speh Subsidiaries (as defined in the Merger Agreement) will use their best efforts to cause their respective directors, officers, employees, financial advisors, legal counsel, accountants and other agents and representatives not to initiate or solicit, directly or indirectly, any inquiries or the making of any proposal or offer with respect to, engage in negotiations concerning, provide any information or data to, any person relating to any acquisition, business combination or purchase (including by way of a tender or exchange offer) of (i) all or any significant portion of the assets of May & Speh and the May & Speh Subsidiaries,
(ii) 15% or more of the outstanding shares of May & Speh Common Stock, or (iii) 15% or more of the outstanding shares of capital stock of any May & Speh Subsidiary (a "Takeover Proposal"), other than the

Merger; provided, however, that nothing contained in Section 7.2 of the Merger Agreement will prohibit the May & Speh Board of Directors from (i) furnishing information to (but only pursuant to a confidentiality agreement in customary form) or entering into discussions or negotiations with any person or group that makes a Superior Proposal (as defined below) that was not solicited by May & Speh or which did not otherwise result from a breach of Section 7.2 of the Merger Agreement if, and only to the extent that, (x) the May & Speh Board of Directors, based upon the advice of outside legal counsel, determines in good faith that such action is reasonably necessary for the May & Speh Board of Directors to comply with its fiduciary duties to stockholders imposed by law,
(y) concurrently with furnishing such information to, or entering into discussions or negotiations with, such person or group making this Superior Proposal, May & Speh provides written notice to Acxiom to the effect that it is furnishing information to, or entering into discussions or negotiations with, such person or group, and (z) May & Speh keeps Acxiom informed of the status and all material information including the identity of such person or group with respect to any such discussions or negotiations to the extent such disclosure would not constitute a violation of any applicable law. A "Superior Proposal" means any Takeover Proposal which the May & Speh Board of Directors concludes in its good faith judgment (based on the advice of outside legal counsel and a financial advisor of a nationally recognized reputation) to be more favorable to May & Speh's stockholders than the Merger and for which financing, to the extent required, is fully committed, subject to customary conditions; provided, however, that the reference to "15%" in clauses (ii) and (iii) of the definition of Takeover Proposal above will be deemed to be references to "51%."

  In addition, the Merger Agreement provides that May & Speh will, on the date thereof, immediately cease and cause to be terminated any existing activities, discussions or negotiations with any person conducted theretofore with respect to any of the foregoing and will notify Acxiom immediately in writing if any such inquiries or proposals (including the material terms and conditions thereof) are received by, any such information is requested from, or any such negotiations or discussions are sought to be initiated or continued with, May & Speh. Nothing contained in the Merger Agreement will prohibit May & Speh from taking and disclosing to its stockholders a position contemplated by Rule 14e-2(a) promulgated under the Exchange Act or from making any disclosure to its stockholders if, in the good faith judgment of the May & Speh Board of Directors, after consultation with outside legal counsel, failure so to disclose may be inconsistent with its obligations under applicable law.

  Termination. The Merger Agreement may be terminated at any time prior to the Effective Time, whether before or after approval of the Merger Agreement by the stockholders of Acxiom or May & Speh, (i) by mutual consent of Acxiom, May & Speh and Sub; (ii) by either Acxiom and Sub or May & Speh if the Merger has not been consummated on or before December 31, 1998; (iii) by either Acxiom and Sub or May & Speh if any one of the conditions to their respective obligations to effect the Merger has not been met or waived prior to or at such time as such condition can no longer be satisfied; (iv) by Acxiom and Sub if a tender offer or exchange offer for 50% or more of the outstanding shares of capital stock of May & Speh is commenced prior to the May & Speh Meeting and the May & Speh Board of Directors fails to recommend against acceptance of such tender offer or exchange offer by the May & Speh stockholders (including by taking no position with respect to the acceptance of such tender offer or exchange offer by its stockholders) within the time period specified by Rule 14e-2 of the Exchange Act; (v) by either Acxiom and Sub or May & Speh if the approvals of the stockholders of either Acxiom or May & Speh contemplated by the Merger Agreement have not been obtained by reason of the failure to obtain the required vote at either of the Stockholders' Meetings or any adjournment thereof; (vi) by Acxiom and Sub if the Board of Directors of May & Speh has withdrawn or modified in a manner adverse to Acxiom its approval or recommendation of the Merger Agreement and the transactions contemplated thereby; (vii) by either May & Speh or Acxiom and Sub if the Board of Directors of May & Speh reasonably determines that a Takeover Proposal constitutes a Superior Proposal, except that May & Speh may not terminate the Merger Agreement pursuant to this clause (vii) unless and until (a) three business days have elapsed following delivery to Acxiom of a written notice of such determination by the Board of Directors of May & Speh and during such three business day period May & Speh (x) informs Acxiom of the terms and conditions of the Takeover Proposal and the identity of the person making the Takeover Proposal, and (y) otherwise reasonably cooperates with Acxiom with respect thereto (subject to the condition that the May & Speh Board of Directors shall not be required to take any action that it believes, after consultation with outside legal counsel, would present a reasonable possibility of violating its obligations to May & Speh or May & Speh's stockholders under applicable law) with the intent of providing Acxiom with the opportunity to offer to modify the terms and conditions of the Merger Agreement so that the transactions contemplated thereby may be effected, (b) at the end of such three business day period the May & Speh Board of Directors continues reasonably to believe that the Takeover Proposal constitutes a Superior Proposal, (c) simultaneously with such termination May & Speh enters into a definitive acquisition, merger or similar agreement to effect the Superior Proposal and (d) simultaneously with such termination, May & Speh pays to Acxiom the Acxiom Termination Fee and fees and expenses as set forth below, under "Expenses; Termination Fees;" (viii) by May & Speh if the Board of Directors of Acxiom has withdrawn or modified in a manner adverse to May & Speh its approval or recommendation of the Merger Agreement and the transactions contemplated thereby; or (ix) by either May & Speh or Acxiom and Sub if there has been a material breach by the other of any of its representations, warranties, covenants or agreements contained in the Merger Agreement or the Option Agreements, which if not cured would cause the conditions to consummation of the Merger discussed in clauses (a) of the second and third paragraphs under "THE MERGER--Terms of the Merger--Conditions to Consummation of the Merger" not to be satisfied, and such breach has not been cured within 30 days after notice thereof has been received by the party alleged to be in breach.

  Expenses; Termination Fees. Except as set forth below, whether or not the Merger is consummated, all costs and expenses incurred in connection with the Merger Agreement and the transactions contemplated thereby will be paid by the party incurring such expenses, except that expenses incurred in connection with printing the Registration Statement and the Proxy Statement/Prospectus as well as the filing fee relating to the Registration Statement will be shared equally by Acxiom and May & Speh. May & Speh must pay Acxiom a fee of $20 million in immediately available funds and reimburse Acxiom and Sub for up to $2.5 million in out-of-pocket fees and expenses (i) if the Merger Agreement is terminated by
(x) Acxiom and Sub pursuant to clauses (iv) or (vi) under "Termination" above or
(y) Acxiom and Sub or by May & Speh pursuant to clause (vii) under "Termination" above, or (ii) (x) prior to the termination of the Merger Agreement, a Takeover Proposal is commenced, publicly proposed or publicly disclosed and not withdrawn, (y) the Merger Agreement is terminated by Acxiom and Sub or May & Speh pursuant to clause (v) under "Termination" above (but only due to the failure by May & Speh's stockholders to approve the Merger) and (z) concurrently with or within twelve months after such termination a Takeover Proposal has been consummated. Acxiom must pay May & Speh a fee of $20 million in immediately available funds and reimburse May & Speh for up to $2.5 million in out-of-pocket fees and expenses if (i) the Merger Agreement is terminated by May & Speh pursuant to clause (viii) under "Termination" above or (ii) (x) prior to the termination the Merger Agreement, a proposal or offer with respect to any acquisition or purchase of all or any significant portion of the assets of, or 15% or more of the outstanding shares of capital stock of Acxiom is commenced, publicly proposed or publicly disclosed and not withdrawn, (y) the Merger Agreement is terminated by May & Speh pursuant to clause (v) under "Termination" above (but only due to the failure by Acxiom's stockholders to approve the issuance of Acxiom Common Stock pursuant to the Merger) and (z) concurrently with or within twelve months after such termination such takeover proposal has been consummated.

  General Provisions. The Merger Agreement contains various customary general provisions relating to, among other things, the survival of representations and warranties and agreements, brokers, notices, governing law, and certain definitions.

  Amendment and Waiver. The Merger Agreement may be amended by action of Acxiom, Sub and May & Speh at any time before or after the approval of the Merger Agreement; provided however, that after any such approval, no amendment will be made which alters the Exchange Ratio. The Merger Agreement may not be amended except by an instrument in writing signed by each of the parties thereto. Prior to the Effective Time, Acxiom, Sub and May & Speh may extend the time for performance of any of the obligations of the other parties to the Merger Agreement and may waive any inaccuracies in the representations and warranties contained therein or compliance with any agreements or conditions contained therein. Any agreement to any extension or waiver on the part of a party to the Merger Agreement will be valid only if set forth in an instrument in writing signed on behalf of each party to the Merger Agreement.

  By-Law Indemnification and Insurance. The Merger Agreement provides that Acxiom will cause the Surviving Corporation to keep in effect in its by-laws a provision for a period of not less than six years from the Effective Time (or, in the case of matters occurring prior to the Effective Time which have not been resolved prior to the sixth anniversary of the Effective Time, until such matters are finally resolved) providing for indemnification of the past and present officers and directors (the "Indemnified Parties") of May & Speh to the fullest extent permitted by the DGCL. For six years from the Effective Time, Acxiom will indemnify the Indemnified Parties to the same extent as such Indemnified Parties are entitled to indemnification as discussed in the preceding sentence. In addition, for a period of six years from the Effective Time, Acxiom will either cause to be maintained in effect the current policies of directors' and officers' liability insurance maintained by May & Speh or provide substitute policies of at least the same coverage and amounts containing terms and conditions which are, in the aggregate, no less advantageous to the insured with respect to claims arising from facts or events that occurred on or before the Effective Time, except that in no event will Acxiom be required to pay with respect to such insurance policies in any one year more than $200,000.

  Regulatory Approval. Under the HSR Act, and the rules promulgated thereunder by the FTC, the Merger cannot be consummated until notification has been given and certain information has been furnished to the FTC and the Antitrust Division and specified waiting period requirements have been satisfied. Acxiom and May & Speh each filed notification and report forms under the HSR Act with the FTC and the Antitrust Division on June 30, 1998 with respect to the Merger. The required waiting period expired on July 30, 1998 with respect to the Merger without Acxiom or May & Speh receiving a request for additional information or documentary material. At any time before or after consummation of the Merger, the Antitrust Division or the FTC could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the consummation of the Merger, or seeking divestiture of substantial assets of Acxiom or May & Speh. At any time before or after the Effective Time, and notwithstanding that the HSR Act waiting period has expired, any State could take such action under the antitrust laws as it deems necessary or desirable. Such action could include seeking to enjoin the consummation of the Merger, or seeking divestiture of substantial assets of Acxiom or May & Speh. Private parties may also seek to take legal action under the antitrust laws under certain circumstances.

  Reciprocal Stock Option Agreements. As an inducement to enter into the Merger Agreement, each of Acxiom and May & Speh granted a stock option to the other party. Pursuant to the Option Agreements, each party granted the other an option to purchase shares of the other party's common stock representing approximately 19.9% of the shares of such common stock issued and outstanding at such time. The options may only be exercised upon the occurrence of certain Purchase Events (none of which has occurred as of the date hereof). Pursuant to the Acxiom Option Agreement, May & Speh granted Acxiom the Acxiom Option to purchase 5,188,657.146 shares of May & Speh Common Stock at the Acxiom Option Purchase Price, subject to the terms and conditions set forth therein. Pursuant to the May & Speh Option Agreement, Acxiom granted May & Speh the May & Speh Option to purchase 10,436,929.72 shares of Acxiom Common Stock at the May & Speh Option Purchase Price, subject to the terms and conditions set forth therein.

  The Acxiom Option Agreement and the May & Speh Option Agreement are attached as Annex B and Annex C, respectively, to this Proxy Statement/Prospectus and are incorporated herein by reference. See "CERTAIN RELATED TRANSACTIONS BETWEEN ACXIOM AND MAY & SPEH--Reciprocal Option Agreements."

INTERESTS OF CERTAIN PERSONS IN THE MERGER

  Acxiom. Other than 500 shares of May & Speh Common Stock owned by Harry C. Gambill, a director of Acxiom, no director or executive officer of Acxiom or Sub owns any shares of May & Speh Common Stock.

  May & Speh. In considering the unanimous recommendation of the May & Speh Board with respect to the Merger Agreement, May & Speh stockholders should be aware that certain officers and directors of May & Speh (or their affiliates) have interests in the Merger that are different from and in addition to the interests of May & Speh stockholders and the Acxiom stockholders generally. The May & Speh Board and the Acxiom Board were aware of these interests and took these interests into account in approving the Merger Agreement and the transactions contemplated thereby.

  May & Speh Options; Acceleration of Vesting. At the Effective Time, each outstanding May & Speh Employee Stock Option, whether or not exercisable, will be converted into an option (an "Acxiom Exchange Option") to purchase the number of shares of Acxiom Common Stock equal to the number of shares of May & Speh Common Stock subject to such Employee Stock Option immediately prior to the Effective Time multiplied by the Exchange Ratio, at an exercise price per share equal to the exercise price for each such share of May & Speh Common Stock subject to such Employee Stock Option divided by the Exchange Ratio, and all references in each such Employee Stock Option to May & Speh shall be deemed to refer to Acxiom, where appropriate. Substantially all of the executive officers and directors of May & Speh currently hold May & Speh Employee Stock Options which will become Acxiom Exchange Options.

  Substantially all of the options granted under the May & Speh stock option plans and programs (the "Option Plans") vest in equal annual installments over a five-year period. As of the May & Speh Record Date, 4,977,503 shares of May & Speh Common Stock were subject to outstanding options under the Option Plans, of which options to purchase 3,976,900 shares were not yet exercisable. The Option Plans provide that, subject to certain exceptions, all unexercisable options will become immediately exercisable upon a "Change in Control" of May & Speh, which such plans define to include, among other things, the acquisition by any person of 51% or more of the May & Speh Common Stock within a six-month period. Since Acxiom will acquire 100% of the voting stock of May & Speh in the Merger, substantially all options held by May & Speh employees to acquire May & Speh Common Stock will become exercisable upon the consummation of the Merger. As of the May & Speh Record Date, Messrs. Mason, Loeffler, Early, Loughmiller, Terrance C. Cieslak and Lawrence J. Speh (former Chief Executive Officer of May & Speh and currently a director), and all other May & Speh directors and other current and certain former executive officers as a group, held options to purchase 916,600, 383,100, 460,803, 175,000, 200,600, 360,000 and 633,100 shares of May & Speh Common Stock, respectively, of which options to purchase 723,200, 292,000, 340,000, 175,000, 132,800, 360,000 and 447,200 shares, with average exercise  prices of  $10.57,  $9.66,  $4.32,  $8.50,  $8.34,  $2.08  and  $9.65,
respectively, were unexercisable as of that date. All of such options will become exercisable upon the consummation of the Merger. Mr. Mason is also party to an agreement with May & Speh as of October 1, 1997 which entitles him to receive up to an additional $525,000 cash payment from May & Speh upon the exercise of certain options granted to him on October 1, 1997, which options will become exercisable upon consummation of the Merger.

  Four of the current outside directors of May & Speh will enter into a three-year consulting agreement with Acxiom pursuant to which each such director will make himself or herself available for certain consulting services to Acxiom for an annual fee of $100 plus an hourly consulting fee. All May & Speh Employee Stock Options (which options will be converted into Acxiom Exchange Options as described above) held by such directors will remain exercisable for a period of three years following the Effective Time. Each employee of May & Speh who has executed an affiliate agreement will enter into an agreement with Acxiom pursuant to which Acxiom will agree that in the event that such employee is terminated by Acxiom, Acxiom will enter into a consulting agreement with such employee that will provide for such employee to make himself or herself available for certain consulting services to Acxiom for a period ending six months following the Effective Time of the Merger. All May & Speh Employee Stock Options (which options will be converted into Acxiom Exchange Options as described above) held by such employees who have been terminated by Acxiom will remain exercisable for a period ending six months following the Effective Time of the Merger. In the event that following the Merger any employee of May & Speh who has executed an affiliate agreement terminates his or her employment with Acxiom, such employee will have a period of 30 days following such termination to exercise all exercisable May & Speh Employee Stock Options (which options will be converted into Acxiom Exchange Options as described above).

  Acxiom has agreed under the Merger Agreement to file with the Commission no later than the Effective Time a registration statement on Form S-8 (or other appropriate form under the Securities Act) to register the Acxiom Common Stock issuable upon exercise of the Acxiom Exchange Options and to keep such registration statement effective at least as long as the Acxiom Exchange Options are outstanding.

  Employment Agreements. Each of Messrs. Mason, Loeffler, Early and Loughmiller are party to an employment agreement with May & Speh. Their current employment agreements, which expire April 2002, October 2002, October 2002 and January 2002, respectively, provide for minimum annual base salaries of $400,000, $300,000, $300,000 and $200,000, respectively. Each of these employment agreements contemplates participation by the executive officer in May & Speh's executive bonus plan and other fringe benefits. The agreements of Messrs. Mason, Loeffler and Early also provide for severance compensation payable as a lump sum if termination occurs, for among other reasons, by May & Speh following a "Change in Control" of May & Speh, as defined in such agreements, or voluntarily by the individual executive for "Good Reason," as defined in such agreements. The change in control that will be deemed to result from the consummation of the Merger is within such definition of "Change in Control," and a voluntary termination following such a "Change in Control" is within the definition of Good Reason, as defined in such agreements. Mr. Mason's agreement entitles him to severance equal to three times his base salary and certain benefits if he is terminated by May & Speh or if he terminates his employment voluntarily following the Merger. Messrs. Loeffler and Early are entitled to severance equal to three times their base salary if either such executive is terminated by May & Speh following the Merger. If either such executive terminates his employment voluntarily following the Merger, Mr. Loeffler would be entitled to severance equal to two times his base salary and Mr. Early would be entitled to severance equal to one and one-half times his base salary. Additionally, Messrs. Mason, Loeffler and Early are entitled under their employment agreements to tax gross-up payments if any payments received by such executives pursuant to the employment agreements or pursuant to any other company plans or arrangements become subject to the excise tax imposed by Section 4999 of the Code.

  Under Mr. Loughmiller's employment agreement, if such executive's employment is terminated without "Cause" in contemplation of or following a "Change in Control," such executive will be entitled to severance equal to his then-existing salary through July 15, 1999 less any profits on vested but unexercised stock options, but in no event less than three months severance pay. The Merger will constitute a "Change in Control" as defined in such agreement.

  No firm commitments have been made to May & Speh's current executive officers in respect of their positions with Acxiom following the Effective Date of the Merger. In the event of the termination of employment of such executive officers by Acxiom immediately following the Merger or, in the case of Mr. Mason, if Mr. Mason terminates his employment voluntarily, the amount of such severance compensation (in addition to the economic value received from unexercisable options becoming exercisable upon consummation of the Merger as discussed above) payable to Messrs. Mason, Loeffler, Early and Loughmiller based upon the Acxiom Common Stock closing price per share of $24.25 on July 27, 1998, would be approximately $3,412,438 (including $2,112,438 in tax gross-up payments, which payments would increase with an increase in the assumed price per share of Acxiom Common Stock), $900,000, $900,000 and $52,500, respectively.

  Employee Benefits. From and after the Effective Time, Acxiom has agreed to give May & Speh employees as of the Effective Time full credit, for purposes of eligibility, vesting and determination of the level of benefits (but not for the purpose of benefit accrual under any defined benefit plan) under any employee benefit plans or arrangements maintained by Acxiom, for such employees' service with May & Speh to the same extent recognized by May & Speh prior to the
Effective Time. Acxiom has also agreed to (i) waive all limitations as to preexisting conditions exclusions and waiting periods with respect to participation and coverage requirements applicable to May & Speh employees under Acxiom welfare benefit plans that such employees may be eligible to participate in after the Effective Time (other than limitations or waiting periods that are already in effect with respect to such employees that have not been satisfied as of the Effective Time under any welfare plan maintained for such employees immediately prior to the Effective Time), and (ii) provide May & Speh employees with credit for any co-payments and deductibles paid prior to the Effective Time in satisfying any applicable deductible or out-of-pocket requirements under any Acxiom welfare plans that such employees are eligible to participate in after the Effective Time.

  Indemnification; Insurance. In the Merger Agreement, Acxiom has agreed, for a period of six years following the Effective Time, to (i) cause May & Speh to keep in effect a by-law provision providing for indemnification of past and present officers and directors of May & Speh to the fullest extent permitted by the DGCL, and (ii) indemnify such officers and directors to the same extent as they are entitled to indemnification pursuant to such by-law provision. Acxiom has also agreed to maintain in effect, for a period of six years after the Effective Time, May & Speh's current policies of directors' and officers' liability insurance, or to provide substitute policies of at least the same coverage and amounts containing terms and conditions which, in the aggregate, are no less advantageous to the insured with respect to claims arising from facts or events that occurred on or prior to the Effective Time; provided, however, that in no event will Acxiom be required to pay in any one year more than $200,000 with respect to such insurance policies. See "VOTING RIGHTS AND PROXIES" and "THE MERGER--Terms of the Merger--Irrevocable Proxies."

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER

  In the opinions of Winston & Strawn, tax counsel to May & Speh, and Skadden, Arps, Slate, Meagher & Flom LLP, tax counsel to Acxiom, subject to the qualifications set forth below and contained herein, the following is a summary of the material United States federal income tax consequences of the Merger to holders of May & Speh Common Stock who exchange such stock for Acxiom Common Stock pursuant to the Merger Agreement. The following summary addresses only such stockholders who hold their May & Speh Common Stock as a capital asset and does not address all of the United States federal income tax consequences that may be relevant to particular stockholders in light of their individual circumstances or to stockholders who are subject to special rules (including, without limitation, financial institutions, tax-exempt organizations, insurance companies, dealers in securities or foreign currencies, foreign holders, persons who hold such shares as a hedge against currency risk, or a constructive sale or conversion transaction, or holders who acquired their shares pursuant to the exercise of employee stock options or otherwise as compensation). The following summary is not binding on the IRS. It is based upon the Code, laws, regulations, rulings and decisions in effect as of the date hereof, all of which are subject to change, possibly with retroactive effect. Tax consequences under state, local, and other foreign laws are not addressed herein. HOLDERS OF MAY & SPEH COMMON STOCK ARE STRONGLY URGED TO CONSULT THEIR TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES TO THEM OF THE MERGER, INCLUDING THE APPLICABILITY AND EFFECT OF FEDERAL, STATE, LOCAL AND FOREIGN INCOME AND OTHER TAX LAWS IN THEIR PARTICULAR CIRCUMSTANCES.

  No ruling has been (or will be) sought from the IRS as to the United States federal income tax consequences of the Merger. It is a condition to the consummation of the Merger that May & Speh receive an opinion from its tax counsel, Winston & Strawn, and that Acxiom receive an opinion from its tax counsel, Skadden, Arps, Slate, Meagher & Flom LLP, to the effect that, based upon certain facts, representations and assumptions, the Merger will constitute a reorganization within the meaning of Section 368(a) of the Code. The issuance of such opinions is conditioned on, among other things, such tax counsels' receipt of representation letters from each of Acxiom, Sub and May & Speh, in each case, in form and substance reasonably satisfactory to each such tax counsel. The following discussion assumes that the Merger constitutes a reorganization within the meaning of Section 368(a) of the Code.

  Based on the above assumptions and qualifications, holders of May & Speh Common Stock who exchange their May & Speh Common Stock for Acxiom Common Stock pursuant to the Merger Agreement will not recognize gain or loss for United States federal income tax purposes, except with respect to cash, if any, they receive in lieu of fractional shares of Acxiom Common Stock. Holders of May & Speh Common Stock who receive cash in lieu of fractional shares of Acxiom Common Stock in the Merger generally will be treated as if the fractional shares of Acxiom Common Stock had been distributed to them as part of the Merger and then redeemed by Acxiom in exchange for the cash actually distributed in lieu of the fractional shares, with such redemption qualifying as an exchange under Section 302 of the Code. Consequently, such holders generally will recognize capital gain or loss with respect to cash payments they receive in lieu of fractional shares. In the case of an individual stockholder, any such capital gain will be subject to a maximum federal income tax rate of 20% if the individual held his or her May & Speh Common Stock for more than 12 months at the Effective Time. The deductibility of capital losses is subject to limitations for both individuals and corporations.

  Each holder's aggregate tax basis in the Acxiom Common Stock received in the Merger will be the same as his or her aggregate tax basis in the May & Speh Common Stock exchanged therefor, decreased by the amount of any tax basis allocable to any fractional share interest for which cash is received. The holding period of the Acxiom Common Stock received by a May & Speh stockholder pursuant to the Merger Agreement will include the holding period of the May & Speh Common Stock surrendered in exchange therefor.

ACCOUNTING TREATMENT OF THE MERGER

  Consummation of the Merger is conditioned upon qualification of the Merger under the pooling of interests method of accounting and the receipt by each of Acxiom, Sub and May & Speh of an opinion from KPMG Peat Marwick LLP, independent certified public accountants, to the effect that the Merger qualifies for the pooling of interests method of accounting treatment if consummated in accordance with the terms of the Merger Agreement. Under the pooling of interests method of accounting, the historical cost basis of the assets and liabilities of Acxiom and May & Speh will be combined and carried forward at their previously recorded amounts, and the stockholders' equity accounts of Acxiom and May & Speh will be combined on Acxiom's consolidated balance sheet. Income and other financial statements of Acxiom issued after consummation of the Merger will be restated retroactively to reflect the consolidated operations of Acxiom and May & Speh as if the Merger had taken place prior to the periods covered by such financial statements.

  The unaudited pro forma combined information contained in this Proxy Statement/Prospectus has been prepared using the pooling of interests accounting method. See "THE MERGER--Pro Forma Financial Information."

PERCENTAGE OWNERSHIP INTEREST OF MAY & SPEH STOCKHOLDERS AFTER THE MERGER

  Assuming that there will be 52,521,326 shares of Acxiom Common Stock and 26,073,654 shares of May & Speh Common Stock outstanding immediately prior to the Effective Time, the number of shares of Acxiom Common Stock to be issued in the Merger would be approximately 20,858,923 (not including any shares of Acxiom Common Stock issued upon the exercise of May & Speh warrants or the conversion of May & Speh's 5.25% convertible subordinated notes or shares of Acxiom Common Stock issued after the Effective Time of the Merger under May & Speh Option Plans assumed by Acxiom) which would represent approximately 28.43% of the outstanding Acxiom Common Stock immediately after the Effective Time.

APPRAISAL RIGHTS

  Under the DGCL, the transactions contemplated by the Merger Agreement and the issuance of Acxiom Common Stock pursuant to the Merger Agreement do not give rise to any appraisal or dissenters' rights to holders of Acxiom Common Stock.

  Under the DGCL, May & Speh stockholders are not entitled to any appraisal or dissenters' rights in connection with the Merger because the May & Speh Common Stock is listed on the NASDAQ National Market System and the consideration which such stockholders will be entitled to receive in the Merger will consist solely of Acxiom Common Stock, which will also be listed on the NASDAQ National Market System, and cash in lieu of fractional shares.

                        PRO FORMA FINANCIAL INFORMATION

                      ACXIOM CORPORATION AND SUBSIDIARIES

         UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

  The following unaudited pro forma combined condensed balance sheet as of June 30, 1998, and unaudited pro forma combined condensed statements of earnings for the three months ended June 30, 1998 and the years ended March 31, 1998, 1997 and 1996 give effect to the Merger using the pooling of interests method of accounting. For a description of pooling of interests accounting with respect to the Merger and certain other accounting matters, see "THE MERGER--Anticipated Accounting Treatment."

  The unaudited pro forma combined condensed statements of earnings give effect to the Merger as if it had been consummated at the beginning of the periods presented by combining the results of operations of Acxiom for the three months ended June 30, 1998 and the fiscal years ended March 31, and the results of operations of May & Speh for the three months ended June 30, 1998 and the twelve months ended March 31. The unaudited pro forma combined balance sheet gives effect to the Merger as if it had been consummated as of the date presented by combining the balance sheet of Acxiom at June 30 and the balance sheet of May & Speh at June 30. The unaudited pro forma combined condensed financial information has been included for illustrative purposes only and is not necessarily indicative of the results of operations or financial position that would have occurred had the Merger been consummated at the dates indicated, nor is it necessarily indicative of future results of operations or financial position of the merged companies. The unaudited pro forma combined condensed financial statements have been derived from, should be read in conjunction with and are qualified in their entirety by reference to the historical consolidated financial statements and notes thereto of Acxiom and May & Speh, which are incorporated by reference in this Proxy Statement/Prospectus. See "INCORPORATION OF DOCUMENTS BY REFERENCE."

  Acxiom expects to incur certain non-recurring expenses related to the Merger, presently estimated to be $15.1 million ($13.8 million after tax). These expenses would include, but would not be limited to, professional fees, fees of financial advisors, certain compensation-related expenses and similar expenses. Although Acxiom believes this estimate of non-recurring expenses is accurate, certain material additional costs may be incurred in connection with the Merger. Merger-related expenses will be charged to operations in the quarter in which the Merger is concluded, which is currently estimated to occur in the second quarter of fiscal 1999. These non-recurring merger-related expenses have been charged to stockholders' equity for purposes of the unaudited pro forma balance sheet. In addition, Acxiom is developing a plan to integrate the operations of May & Speh after the Merger. In connection with that plan, Acxiom will determine to what extent Acxiom and May & Speh facilities, software, equipment and vendor contracts are duplicative and anticipates that certain non-recurring charges will be incurred in connection with such integration. Pending completion of the plan, which will include discussions with customers and vendors, Acxiom cannot identify the timing, nature and amount of such charges as of the date of this Proxy Statement/Prospectus. However, it is expected that such charges could be as much as $50-100 million. Any such charges could affect Axciom's results of operations in the period in which such charges are recorded. Because the foregoing charges are non-recurring in nature, they have not been reflected in the accompanying unaudited pro forma combined statements of earnings.

                      ACXIOM CORPORATION AND SUBSIDIARIES

              UNAUDITED PRO FORMA COMBINED CONDENSED BALANCE SHEET
                                 (IN THOUSANDS)

                                       HISTORICAL             PRO FORMA
                                   -------------------- -----------------------
                                      JUNE 30, 1998
                                   -------------------- ADD (DEDUCT)
                                    ACXIOM   MAY & SPEH ADJUSTMENTS    COMBINED
                                   --------  ---------- ------------   --------
              ASSETS
CURRENT ASSETS.................... $132,802   $146,939        --       $279,741
PROPERTY AND EQUIPMENT, NET.......  134,321     69,276        --        203,597
SOFTWARE, NET.....................   27,597      4,837        --         32,434
EXCESS OF COST OVER FAIR VALUE OF
 NET ASSETS ACQUIRED, NET.........   56,677     40,220        --         96,897
OTHER ASSETS .....................   82,358     21,860                  104,218
                                   --------   --------    -------      --------
    Total assets.................. $433,755   $283,132        --       $716,887
                                   ========   ========    =======      ========

               LIABILITIES
        AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES............... $ 61,315   $ 23,675    $15,100 (2)  $100,090
LONG-TERM DEBT....................  137,161    144,304        --        281,465
DEFERRED INCOME TAXES.............   25,965      8,090     (1,300)(2)    32,755
STOCKHOLDERS' EQUITY..............
  Common stock....................    5,328        261      1,816 (3)     7,405
  Additional paid-in capital......   70,713     54,101     (1,816)(3)   122,998
  Retained earnings...............  134,626     53,889    (13,800)(2)   174,715
  Foreign currency translation ad-
   justment.......................      750        --         --            750
  Unearned ESOP compensation......      --      (1,188)       --         (1,188)
  Treasury stock .................   (2,103)       --         --         (2,103)
                                   --------   --------    -------      --------
    Total stockholders' equity ...  209,314    107,063    (13,800)      302,577
                                   --------   --------    -------      --------
    Total liabilities and
     stockholders' equity......... $433,755   $283,132        --       $716,887
                                   ========   ========    =======      ========

   See accompanying notes to unaudited pro forma combined condensed financial statements.

                      ACXIOM CORPORATION AND SUBSIDIARIES

          UNAUDITED PRO FORMA COMBINED CONDENSED STATEMENT OF EARNINGS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                  FOR THE THREE MONTHS ENDED
                                                         JUNE 30, 1998
                                                 ------------------------------
                                   HISTORICAL
                                                 -------------------- PRO FORMA
                                                  ACXIOM   MAY & SPEH COMBINED
                                                 --------  ---------- ---------
REVENUE......................................... $128,608   $30,201   $158,809
                                                 --------   -------   --------
OPERATING COSTS AND EXPENSES
  Salaries and benefits.........................   50,911    10,277     61,188
  Computer, communication and other equipment...   17,355     7,261     24,616
  Data costs....................................   25,260       230     25,490
  Other operating costs and expenses............   22,245     5,560     27,805
                                                 --------   -------   --------
    Total operating costs and expenses..........  115,771    23,328    139,099
                                                 --------   -------   --------
Operating income................................   12,837     6,873     19,710
Other income, net...............................      945     1,546      2,491
Interest expense................................   (2,210)   (1,866)    (4,076)
                                                 --------   -------   --------
Earnings before taxes...........................   11,572     6,553     18,125
Income taxes....................................    4,281     2,486      6,767
                                                 --------   -------   --------
Net earnings.................................... $  7,291   $ 4,067   $ 11,358
                                                 ========   =======   ========
Earnings per share
  Basic.........................................      .14       .16        .15
  Diluted.......................................      .12       .15        .13
Average number of common shares outstanding.....
  Basic.........................................   52,430    26,067     73,284
  Diluted.......................................   60,548    34,566     88,201


   See accompanying notes to unaudited pro forma combined condensed financial statements.

                      ACXIOM CORPORATION AND SUBSIDIARIES

          UNAUDITED PRO FORMA COMBINED CONDENSED STATEMENT OF EARNINGS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                   FOR THE FISCAL YEAR ENDED
                                                        MARCH 31, 1998
                                                 ------------------------------
                                   HISTORICAL
                                                 -------------------- PRO FORMA
                                                  ACXIOM   MAY & SPEH COMBINED
                                                 --------  ---------- ---------
REVENUE......................................... $465,065   $103,955  $569,020
                                                 --------   --------  --------
OPERATING COSTS AND EXPENSES
  Salaries and benefits.........................  173,925     35,742   209,667
  Computer, communication and other equipment...   60,858     26,014    86,872
  Data costs....................................   86,483      1,763    88,246
  Other operating costs and expenses............   84,354     15,919   100,273
  Severance costs...............................      --       4,700     4,700
                                                 --------   --------  --------
    Total operating costs and expenses..........  405,620     84,138   489,758
                                                 --------   --------  --------
Operating income................................   59,445     19,817    79,262
Other income, net...............................    3,014      1,281     4,295
Interest expense................................   (5,956)    (3,073)   (9,029)
                                                 --------   --------  --------
Earnings before taxes...........................   56,503     18,025    74,528
Income taxes....................................   20,906      6,848    27,754
                                                 --------   --------  --------
Net earnings....................................  $35,597    $11,177   $46,774
                                                 ========   ========  ========
Earnings per share
  Basic.........................................      .68        .44       .65
  Diluted.......................................      .60        .42       .58
Average number of common shares outstanding
  Basic.........................................   52,043     25,194    72,199
  Diluted.......................................   59,687     26,400    80,807


   See accompanying notes to unaudited pro forma combined condensed financial statements.

                      ACXIOM CORPORATION AND SUBSIDIARIES

          UNAUDITED PRO FORMA COMBINED CONDENSED STATEMENT OF EARNINGS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                    FOR THE FISCAL YEAR ENDED
                                                          MARCH 31, 1997
                                                  ------------------------------
                                   HISTORICAL
                                                  -------------------- PRO FORMA
                                                   ACXIOM   MAY & SPEH COMBINED
                                                  --------- ---------- ---------
REVENUE.......................................... $ 402,016  $ 84,968  $ 486,984
                                                  ---------  --------  ---------
OPERATING COSTS AND EXPENSES
  Salaries and benefits..........................   145,038    29,230    174,268
  Computer, communication and other equipment....    58,552    19,816     78,368
  Data costs.....................................    76,282     1,612     77,894
  Other operating costs and expenses.............    72,817    16,154     88,971
                                                  ---------  --------  ---------
    Total operating costs and expenses...........   352,689    66,812    419,501
                                                  ---------  --------  ---------
Operating income.................................    49,327    18,156     67,483
Other income (expense), net......................   (1,386)     1,565        179
Interest expense.................................   (3,903)   (2,184)    (6,087)
                                                  ---------  --------  ---------
Earnings before taxes............................    44,038    17,537     61,575
Income taxes.....................................    16,526     6,558     23,084
                                                  ---------  --------  ---------
Net earnings.....................................  $ 27,512  $ 10,979   $ 38,491
                                                  =========  ========  =========
Earnings per share
  Basic..........................................       .54       .44        .54
  Diluted........................................       .47       .42        .48
Average number of common shares outstanding
  Basic..........................................    51,172    24,897     71,090
  Diluted........................................    59,143    26,093     80,017



   See accompanying notes to unaudited pro forma combined condensed financial statements.

                      ACXIOM CORPORATION AND SUBSIDIARIES

          UNAUDITED PRO FORMA COMBINED CONDENSED STATEMENT OF EARNINGS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                    FOR THE FISCAL YEAR ENDED
                                                          MARCH 31, 1996
                                                  ------------------------------
                                   HISTORICAL
                                                  -------------------- PRO FORMA
                                                   ACXIOM   MAY & SPEH COMBINED
                                                  --------- ---------- ---------
REVENUE.......................................... $ 269,902  $ 67,237  $ 337,139
                                                  ---------  --------  ---------
OPERATING COSTS AND EXPENSES
  Salaries and benefits..........................    98,075    24,716    122,791
  Computer, communication and other equipment....    40,972    15,013     55,985
  Data costs.....................................    63,442     1,297     64,739
  Other operating costs and expenses.............    36,696    11,999     48,695
                                                  ---------  --------  ---------
    Total operating costs and expenses...........   239,185    53,025    292,210
                                                  ---------  --------  ---------
Operating income.................................    30,717    14,212     44,929
Other income, net................................       542       401        943
Interest expense.................................   (1,863)   (1,528)    (3,391)
                                                  ---------  --------  ---------
Earnings before taxes............................    29,396    13,085     42,481
Income taxes.....................................    11,173     5,030     16,203
                                                  ---------  --------  ---------
Net earnings.....................................  $ 18,223   $ 8,055   $ 26,278
                                                  =========  ========  =========
Earnings per share
  Basic..........................................       .39       .39        .41
  Diluted........................................       .35       .39        .38
Average number of common shares outstanding
  Basic..........................................    47,057    20,421     63,394
  Diluted........................................    52,078    20,911     68,807


   See accompanying notes to unaudited pro forma combined condensed financial statements.

                      ACXIOM CORPORATION AND SUBSIDIARIES

                         NOTES TO UNAUDITED PRO FORMA
                    COMBINED CONDENSED FINANCIAL STATEMENTS

1. PRO FORMA FINANCIAL STATEMENT PRESENTATION

  The unaudited pro forma combined condensed statement of earnings includes Acxiom's results of operations for the three months ended June 30, 1998 and the three fiscal years ended March 31, 1996, 1997 and 1998, respectively, and May & Speh's historical results of operations for the three months ended June 30, 1998 and the twelve months ended March 31, 1996, 1997 and 1998, respectively. The unaudited pro forma combined condensed balance sheet presents the historical balance sheet of Acxiom as of June 30, 1998 and the historical balance sheet of May & Speh as of June 30, 1998. The fiscal year end of Acxiom is March 31; the unaudited statement of earnings of Acxiom for the three months ended June 30, 1998 and the balance sheet of Acxiom as of June 30, 1998 used in the selected unaudited pro forma financial information have been prepared on the same basis as the historical information derived from audited financial statements and, in the opinion of management, contain all adjustments, consisting only of normal recurring accruals, necessary for the fair presentation of the results of operations for such periods. The fiscal year end of May & Speh is September 30; the unaudited statements of earnings of May & Speh for the three months ended June 30, 1998 and the twelve months ended March 31, 1996, 1997 and 1998 and the balance sheet of May & Speh as of June 30, 1998 used in the selected unaudited pro forma financial information have been prepared on the same basis as the historical information derived from audited financial statements and, in the opinion of management, contain all adjustments, consisting only of normal recurring accruals, necessary for the fair presentation of the results of operations for such periods. Certain amounts in the historical balance sheet of May & Speh, as reported in Form 10-Q for the quarter ended June 30, 1998, were reclassified to conform such amounts to Acxiom's classifications. The pro forma financial data are presented for information and do not indicate what the financial position or the results of operations of Acxiom would have been had the Merger occurred as of the dates or for the periods presented or what the financial position or future results of operations of Acxiom will be. No adjustment has been included in the pro forma financial data for cost savings, if any, which may be realized by Acxiom following the Merger.

2. MERGER AND INTEGRATION EXPENSES

  Acxiom expects to incur certain non-recurring expenses related to the Merger, presently estimated to be $15.1 million ($13.8 million after tax). These expenses would include, but would not be limited to, professional fees, fees of financial advisors, certain compensation-related expenses and similar expenses. Although Acxiom believes this estimate of non-recurring expenses is accurate, certain material additional costs may be incurred in connection with the Merger. Merger-related expenses will be charged to operations in the quarter in which the Merger is concluded, which is currently estimated to occur in the second quarter of fiscal 1999. These non-recurring merger-related expenses have been charged to stockholders' equity for purposes of the unaudited pro forma balance sheet. In addition, Acxiom is developing a plan to integrate the operations of May & Speh after the Merger. In connection with that plan, Acxiom will determine to what extent Acxiom and May & Speh facilities, software, equipment and vendor contracts are duplicative and anticipates that certain non-recurring charges will be incurred in connection with such integration. Pending completion of the plan, which will include discussions with customers and vendors, Acxiom cannot identify the timing, nature and amount of such charges as of the date of this Proxy Statement/Prospectus. However, it is expected that such charges could be as much as $50-100 million. Any such charges could affect Axciom's results of operations in the period in which such charges are recorded. Because the foregoing charges are non-recurring in nature, they have not been reflected in the accompanying unaudited pro forma combined statements of earnings.

3. OTHER PRO FORMA ADJUSTMENTS

  The excess of par value of the Acxiom Common Stock issued in this transaction over the par value of the May & Speh's Common Stock outstanding on the Effective Date will be transferred from Additional Paid-in Capital. There have been no adjustments required to conform the accounting policies of the combined company.

Certain amounts for May & Speh have been reclassified to conform with Acxiom's financial statement presentation. There have been no significant intercompany transactions.

4. EARNINGS PER SHARE

  Pro forma combined earnings per share amounts as presented in the accompanying Unaudited Pro Forma Combined Condensed Statements of Earnings are based upon the combined average number of shares outstanding of Acxiom Common Stock and May & Speh's Common Stock for each period, adjusted, in the case of May & Speh's
Common Stock, to reflect the conversion of each share of May & Speh's Common Stock into .80 of a share of Acxiom Common Stock.

COMPARATIVE RIGHTS OF STOCKHOLDERS

  Acxiom and May & Speh both are incorporated under the laws of the State of Delaware. If the Merger is consummated in accordance with the terms of the Merger Agreement, the holders of May & Speh Common Stock will become stockholders of Acxiom and their rights following the Merger will be governed by the amended and restated certificate of incorporation of Acxiom (the "Acxiom Charter"), the by-laws of Acxiom (the "Acxiom By-Laws"), each as in effect at the Effective Time and the DGCL, rather than the certificate of incorporation of May & Speh (the "May & Speh Charter") and the by-laws of May & Speh (the "May & Speh By-Laws").

  The following is a comparison of certain of the material rights of holders of May & Speh Common Stock and Acxiom Common Stock. The following summary does not purport to be complete and is qualified by reference to the May & Speh Charter, the May & Speh By-Laws, the Acxiom Charter, the Acxiom By-Laws and the DGCL, respectively. Copies of the Acxiom Charter, the Acxiom By-Laws, the May & Speh Charter and the May & Speh By-Laws may be obtained as described under "AVAILABLE INFORMATION."

  Board of Directors. The Acxiom Charter and the Acxiom By-Laws provide that the Acxiom Board of Directors shall consist of not less than three (3) and not more than fifteen (15) directors, with the exact number to be determined from time to time by resolution of the Acxiom Board of Directors. The Acxiom Charter and the Acxiom By-Laws provide for the classification of the Acxiom Board of Directors into three classes of directors as nearly equal in number as possible, with each director elected for a three-year term.

  The May & Speh By-Laws provide that the number of directors which shall constitute the whole May & Speh Board of Directors shall be no fewer than five
(5) nor more than fifteen (15) with the exact number to be fixed from time to time by the amendment of the relevant section of the May & Speh By-Laws. The May & Speh Charter and the May & Speh By-Laws also provide for the classification of the May & Speh Board of Directors into three classes of directors with each class to be as nearly equal in number of directors as reasonably possible, with each director elected for a three-year term.

  Removal of Directors. Under the DGCL, a director of a corporation with a classified board may be removed only for cause, unless the certificate of incorporation provides otherwise. The Acxiom Charter provides that no director shall be removed from the Acxiom Board of Directors by the action of the stockholders of the corporation during his or her appointed term other than for cause. The Acxiom Charter defines "cause" as final conviction of a felony, unsound mind, adjudication of bankruptcy, the nonacceptance of office or conduct prejudicial to the interests of Acxiom.

  The May & Speh By-Laws provide that any director, or the entire Board of Directors, may be removed from office at any time, but only for cause, by the affirmative vote of the holders of record of outstanding shares representing eighty (80)% of the voting power of all the shares of capital stock of May & Speh then entitled to vote generally in the election of directors, voting together as a single class. Any director may also be removed from office at any time, but only for cause, by the affirmative vote of a majority of the entire May & Speh Board of Directors. The term "entire May & Speh Board of Directors" means the total authorized number of directors that the corporation would have if there were no vacancies.

  Vacancies. The Acxiom Charter, the Acxiom By-Laws and the May & Speh By-Laws provide that vacancies and newly created directorships may be filled by the affirmative vote of a majority of the directors then in office, even if less than a quorum. Additionally, the May & Speh By-Laws provide that if, at the time of filling any vacancy or newly created directorship, the directors then in office constitute less than a majority of the whole May & Speh Board of Directors, the Court of Chancery may, upon application of any stockholder or stockholders holding at least 10% of the total number of shares at the time outstanding entitled to vote for directors, order an election of directors to be held.

  Stockholder Action Without a Meeting. The Acxiom Charter and the Acxiom By-Laws provide that any action that may be taken at any annual or special meeting may be taken without a meeting, if one or more written consents, setting forth the action to be taken, are signed by all of the holders of Acxiom Common Stock entitled to vote with respect to the subject matter thereof.

  The May & Speh Charter provides that no action required or permitted to be taken at any meeting of May & Speh stockholders may be taken without such meeting, the giving of prior notice and the taking of a vote, and the power of the May & Speh stockholders to consent in writing or otherwise, without such meeting, notice and vote, to the taking of any action is specifically denied.

  Special Meetings of Stockholders. The Acxiom By-Laws provide that special meetings of the stockholders may be called, for any purpose, by the President, the Chief Executive Officer, the Acxiom Board of Directors, or by a committee of the Acxiom Board of Directors that has been duly designated by the Acxiom Board of Directors and whose power and authority include the power to call such meetings. A special meeting shall be called by the President at the request of the holders of a majority of all the votes entitled to be cast on any issue proposed to be considered at a special meeting if such holders have signed, dated and delivered to the Secretary of Acxiom one or more written demands for the meeting describing the purpose for which it is to be held.

  The May & Speh By-Laws provide that a special meeting of the stockholders may be called by the Chairman of the May & Speh Board of Directors or the President, and shall be called by the President or Secretary at the request in writing of a majority of the May & Speh Board of Directors.

  Committees of Directors. The Acxiom By-Laws provide, that to the extent provided by resolution of the Acxiom Board of Directors and to the extent not otherwise prohibited by applicable law, committees of directors shall have and may exercise all the powers of authority of the Acxiom Board of Directors in the management of the business and affairs of Acxiom.

  The May & Speh By-Laws provide that to the extent provided by resolution of the May & Speh Board of Directors and to the extent not otherwise prohibited by applicable law, committees of directors shall have and may exercise all the powers of authority of the May & Speh Board of Directors in the management of the business and affairs of May & Speh; provided that, no committee shall have the power or authority to amend the May & Speh Charter, adopt an agreement of merger or consolidation, recommend to the stockholders the sale of substantially all of May & Speh's assets, recommend a dissolution, amend the May & Speh By-Laws, or, unless such a Charter provision is created, declare a dividend or authorize the issuance of stock.

  Amendments to Charter. The Acxiom Charter provides that the Acxiom Charter may be altered, amended, or repealed and other provisions may be added by the affirmative vote of a majority of the votes entitled to be cast; provided, however, that the affirmative vote of the holders of at least eighty percent (80%) of the votes entitled to be cast is required to amend or adopt any provision inconsistent with the articles of the Acxiom Charter concerning:
Directors; Meetings of Holders of Common Stock and Action By Holders of Common Stock without a Meeting; By-Laws; Fair Price Provision; and Amendments.

  The May & Speh Charter provides that the affirmative vote of eighty percent (80%) of the voting power of the shares of capital stock of May & Speh then entitled to vote in the election of directors, voting as a single class, shall be required to amend (i) the provisions of the May & Speh Charter concerning the May & Speh Board of Directors, stockholder meetings and amendments, or (ii) those provisions of the May & Speh By-Laws concerning special meetings of stockholders, the structure and composition of the May & Speh Board of Directors, vacancies on the May & Speh Board of Directors, removal of directors and nomination of directors. In addition, the May & Speh Charter states that the aforementioned provision applies unless such amendment, alteration, repeal or adoption of any inconsistent provision(s) is declared advisable by the Board of Directors by the affirmative vote of at least seventy-five percent (75%) of the entire May & Speh Board of Directors, notwithstanding the fact that a lesser percentage may be specified by the DGCL. The May & Speh Charter also provides that no amendment to or repeal of the May & Speh Charter provisions relating to director liability and indemnification shall have any effect on the rights of any individual referred to thereunder.

  Amendments to By-Laws. The Acxiom By-Laws provide the Acxiom By-Laws may be amended, altered, or repealed, at any regular meeting of stockholders, or at any special meeting duly called for that purpose, by a vote of stockholders provided that in the notice of such meeting notice of such purpose is given. The Acxiom Board of Directors may, by a majority vote of the entire Board of Directors, amend the Acxiom By-Laws, waive any provisions thereof or enact new By-Laws as in their judgment may be advisable to conduct the affairs of Acxiom.

  The May & Speh By-Laws provide that the power to adopt, alter and repeal the By-Laws is vested in the stockholders or the May & Speh Board of Directors, at any regular meeting of the stockholders or of the Board of Directors or at any special meeting of the stockholders or the Board of Directors if notice of such amendment is contained in the notice of such special meeting. In addition, the May & Speh Charter provides that the May & Speh By-Laws may be amended as described under "Amendments to Charter" above.

  Mergers and Other Fundamental Transactions. The Acxiom Charter requires the affirmative vote of the holders of not less than eighty percent (80%) of the votes entitled to be cast for the approval of certain business combinations (including any merger, consolidation, interested stockholder transactions, plan of liquidation or dissolution or recapitalization) with interested stockholders or affiliates thereof. However, such "interested stockholder" business combinations require only such vote as is required by law and other Acxiom Charter provisions, if there is approval by a majority of the disinterested directors on the Acxiom Board of Directors or certain price and procedural requirements are met.

  The Acxiom Charter also provides that any merger or consolidation of Acxiom with any other person, any sale, lease, mortgage, pledge, or other disposition by Acxiom of its property or assets, any dissolution or liquidation of Acxiom or revocation thereof that the DGCL requires be approved by holders of Acxiom Common Stock, must be approved by the holders of at least sixty-six and two-thirds percent (66 2/3%) of the votes entitled to be cast by the holders of Acxiom Common Stock.

  The May & Speh Charter and By-Laws do not address the question of the required stockholder vote for mergers and other business combinations. In such cases, the DGCL requires that transactions such as the Merger be approved by a majority of the outstanding stock of the corporation entitled to vote thereon.

          CERTAIN RELATED TRANSACTIONS BETWEEN ACXIOM AND MAY & SPEH

RECIPROCAL OPTION AGREEMENTS

  Set forth below are brief descriptions of certain terms of the Option Agreements. These descriptions do not purport to be complete and are qualified by reference to the Acxiom Option Agreement and the May & Speh Option Agreement, which are attached hereto as Annex B and Annex C, respectively.

  As a condition and inducement to Acxiom's willingness to enter into the Merger Agreement, May & Speh (as issuer) and Acxiom (as grantee) entered into an Option Agreement (the "Acxiom Option Agreement"), pursuant to which May & Speh granted Acxiom an irrevocable option (the "Acxiom Option") to purchase from May & Speh at any one time up to 19.9% of the total number of shares of May & Speh Common Stock issued and outstanding immediately prior to the grant of the Option, at an exercise price of $14.96 per share of May & Speh Common Stock, subject to certain adjustments (the "Acxiom Purchase Price"). The closing sale price of May & Speh Common Stock on the last trading day preceding the announcement by Acxiom and May & Speh of the execution of the Merger Agreement was $17.00 per share. Acxiom may exercise the Acxiom Option only upon the occurrence of an event (an "Acxiom Purchase Event") as a result of which Acxiom becomes entitled under the Merger Agreement to a Termination Fee (none of which has occurred as of the date hereof).

  The Acxiom Option will terminate and be of no further force and effect upon the earliest to occur of (a) the Effective Time, (b) six months after the date on which an Acxiom Purchase Event occurs, and (c) termination of the Merger Agreement in accordance with its terms prior to the occurrence of an Acxiom Purchase Event; provided that, in the case of clause (c), if Acxiom has the right to receive a Termination Fee following such termination upon the occurrence of certain events, the Acxiom Option does not terminate until the later of (x) six months following the time such Termination Fee becomes payable, and (y) the expiration of the period in which Acxiom has such right to receive a Termination Fee. Notwithstanding the termination of the Acxiom Option, Acxiom will remain entitled to purchase May & Speh Common Stock if it has properly exercised the Acxiom Option prior to the termination of the Acxiom Option.

  The Acxiom Option Agreement provides Acxiom with a cash-out-right (the "Acxiom Cash-Out-Right") which would allow Acxiom to receive cash upon exercise of the Acxiom Option in an amount equal to the number of shares of May & Speh Common Stock specified in Acxiom's exercise notice of the Acxiom Cash-Out-Right, multiplied by the difference between (i) the average closing price per share of May & Speh Common Stock as reported on the NASDAQ National Market for the ten trading days commencing on the 12th NASDAQ National Market trading day immediately preceding the date of Acxiom's election to exercise the Acxiom Option (the "Acxiom Notice Date") and (ii) the Acxiom Purchase Price. May & Speh's obligation, however, to pay cash to Acxiom under the Acxiom Cash-Out-Right is limited to an amount equal to the product of (a) $2.00 and (b) the number of shares of May & Speh Common Stock subject to such exercise.

  The Acxiom Option Agreement also provides May & Speh with a repurchase option that would allow May & Speh to purchase from Acxiom any May & Speh Common Stock acquired by Acxiom pursuant to an exercise of the Acxiom Option at a purchase price per share equal to the Acxiom Purchase Price plus $1.00. May & Speh must exercise this repurchase option by delivering written notice to Acxiom during the period beginning on the Acxiom Notice Date and ending two days prior to the closing of an exercise of the Acxiom Option, and the repurchase must take place immediately following the consummation of the sale of May & Speh Common Stock to Acxiom pursuant to an exercise of the Acxiom Option.

  As a condition and inducement to May & Speh's willingness to enter into the Merger Agreement, Acxiom (as issuer) and May & Speh (as grantee) entered into that certain Option Agreement (the "May & Speh Option Agreement and together with the Acxiom Option Agreement, the "Option Agreements") pursuant to which Acxiom granted May & Speh an irrevocable option (the "May & Speh Option") to purchase from Acxiom at any one time up to 19.9% of the total number of shares of Acxiom Common Stock issued and outstanding immediately prior to the grant of the Option, at an exercise price of $23.55 per share of Acxiom Common Stock, subject to certain adjustments (the "May & Speh Purchase Price"). The closing sale price of Acxiom Common Stock on the last trading day preceding the announcement of the execution of the Merger Agreement was $21.8125 per share. May & Speh may exercise the May & Speh Option only upon the occurrence of an event (a "May & Speh Purchase Event") as a result of which May & Speh becomes entitled under the Merger Agreement to a Termination Fee (none of which has occurred as of the date hereof).

  The May & Speh Option will terminate and be of no further force and effect upon the earliest to occur of (a) the Effective Time, (b) six months after the date on which a May & Speh Purchase Event occurs, and (c) termination of the Merger Agreement in accordance with its terms prior to the occurrence of a May & Speh Purchase Event; provided that, in the case of clause (c), if May & Speh has the right to receive a Termination Fee following such termination upon the occurrence of certain events, the May & Speh Option does not terminate until the later of (x) six months following the time such Termination Fee becomes payable and (y) the expiration of the period in which May & Speh has such right to receive a Termination Fee. Notwithstanding the termination of the May & Speh Option, May & Speh will remain entitled to purchase Acxiom Common Stock if it has properly exercised the May & Speh Option prior to the termination of the May & Speh Option.

  The May & Speh Option Agreement provides May & Speh with a cash-out-right (the "May & Speh Cash-Out-Right") which would allow May & Speh to receive cash upon exercise of the Option in an amount equal to the number of shares of Acxiom
Common Stock specified in May & Speh's exercise notice of the May & Speh Cash-Out-Right, multiplied by the difference between (i) the average closing price per share of Acxiom Common Stock as reported on the NASDAQ National Market for the ten trading days commencing on the 12th NASDAQ trading day immediately preceding the date of May & Speh's election to exercise the May & Speh Option (the "May & Speh Notice Date") and (ii) the May & Speh Purchase Price. Acxiom's obligation, however, to pay cash to May & Speh under the May & Speh Cash-Out-Right is limited to an amount equal to the product of (a) $1.00 and (b) the number of shares of Acxiom Common Stock subject to such exercise.

  The May & Speh Option Agreement also provides Acxiom with a repurchase option that would allow Acxiom to purchase from May & Speh any Acxiom Common Stock acquired by May & Speh pursuant to an exercise of the May & Speh Option at a purchase price per share equal to the May & Speh Purchase Price plus $1.00. Acxiom must exercise this repurchase option by delivering written notice to May & Speh during the period beginning on the May & Speh Notice Date and ending two days prior to the closing of an exercise of the May & Speh Option, and the repurchase must take place immediately following the consummation of the sale of Acxiom Common Stock to May & Speh pursuant to an exercise of the May & Speh Option.

  The Option Agreements contain provisions governing the procedure for exercise of the Acxiom Option and payment for the May & Speh Common Stock or the May & Speh Option and payment for the Acxiom Common Stock, as the case may be, purchased upon such exercise, and other provisions that adjust the number of shares of May & Speh Common Stock and the Acxiom Purchase Price therefor, or the number of shares of Acxiom Common Stock and the May & Speh Purchase Price, as the case may be, upon the occurrence of (i) certain changes in the Common Stock of the issuers of the option by reason of a stock dividend, reverse stock split, merger, recapitalization, combination, exchange of Common Stock of the issuers of the option or similar transaction, or (ii) certain consolidations or mergers that do not involve Acxiom or May & Speh or its respective subsidiaries, as the case may be, or the sale or transfer of substantially all of the assets of May & Speh or Acxiom, as the case may be to any person or entity other than Acxiom or its subsidiaries or May & Speh and its subsidiaries.

  Finally, the Option Agreements contain provisions obligating the issuer of the option, if requested by the grantee of the option and subject to certain limitations and conditions, to prepare, file and cause to be made effective up to two registration statements ("Demand Registration Statements") for the purpose of registering under the Securities Act the sale or other disposition pursuant to a bona fide, firm commitment underwritten public offering of the Common Stock acquired by the grantee upon exercise of the Option. In addition, if the issuer of the respective option effects a registration statement under the Securities Act of its Common Stock for its own account or for any other stockholders (other than on Form S-4, S-8 or successor forms), the Option Agreements provide the grantee of the option with the right to participate in such registration subject to certain limitations that may be imposed by the managing underwriter with respect to such offering, and such participation will not affect the obligation of the issuer of the respective option to effect any Demand Registration Statement. A registration effected under the foregoing provisions would be at the issuer's expense, except for any underwriting discounts and commissions and expenses of the grantee's counsel.

                         ELECTION OF ACXIOM DIRECTORS

  Three persons have been nominated for election as Directors at the Acxiom Meeting. Rodger S. Kline, Robert A. Pritzker and James T. Womble currently are members of the Acxiom Board of Directors with terms that expire at the Acxiom Meeting. Messrs. Kline, Pritzker and Womble are nominated to serve for terms expiring at the 2001 Acxiom annual meeting. If elected, Messrs. Kline, Pritzker and Womble will serve with the other five members of the Acxiom Board of
Directors: William T. Dillard II, Harry C. Gambill, and Walter V. Smiley, whose terms expire at the 1999 Acxiom annual meeting, and Dr. Ann H. Die and Charles
D. Morgan, whose terms will expire at the 2000 Acxiom annual meeting.

  Directors will be elected by a majority of the votes cast at the Acxiom Meeting. Stockholders of Acxiom do not have cumulative voting rights with respect to the election of directors. Unless authority is withheld, it is the intention of the persons named on the Acxiom proxy to vote the shares of Acxiom Common Stock represented thereby for the nominees. While it is not anticipated that any of the nominees will be unable to serve, the persons named on the Acxiom proxy may, unless authority is withheld, vote for any substitute nominee proposed by the Acxiom Board of Directors. In the event of any director's death, disqualification or inability to serve, the vacancy so arising will be filled by the Acxiom Board of Directors.

  THE ACXIOM BOARD OF DIRECTORS RECOMMENDS THAT ACXIOM STOCKHOLDERS VOTE "FOR" THE ELECTION AS DIRECTORS OF THE THREE INDIVIDUALS NAMED ABOVE AS NOMINEES AT THE ACXIOM MEETING.

                                  MANAGEMENT

CURRENT DIRECTORS, NOMINEES AND EXECUTIVE OFFICERS

  The following table provides information as of March 31, 1998 with respect to each of Acxiom's directors, director nominees, and executive officers.

                        DIRECTORS AND DIRECTOR NOMINEES

                                                                    SERVED AS
                                                                   OFFICER OR
                                                                   DIRECTOR OF
                                                                     ACXIOM
                 NAME                  AGE        POSITION            SINCE
                 ----                  ---        --------         -----------
 NOMINEES FOR TERMS EXPIRING AT THE 2001 ANNUAL MEETING OF ACXIOM STOCKHOLDERS
                                           Director, Operations
 Rodger S. Kline......................  55 Leader                     1975
 Robert A. Pritzker...................  71 Director                   1994
                                           Director, Division
 James T. Womble......................  55 Leader                     1975
       TERMS EXPIRING AT THE 2000 ANNUAL MEETING OF ACXIOM STOCKHOLDERS
 Dr. Ann H. Die.......................  53 Director                   1993
 Charles D. Morgan....................  55 Chairman of the Board
                                           and Company Leader         1975
       TERMS EXPIRING AT THE 1999 ANNUAL MEETING OF ACXIOM STOCKHOLDERS
 William T. Dillard II................  53 Director                   1988
 Harry C. Gambill.....................  52 Director                   1993
 Walter V. Smiley.....................  60 Director                   1983
                           OTHER EXECUTIVE OFFICERS
 C. Alex Dietz........................  55 Division Leader            1979
 Paul L. Zaffaroni....................  51 Division Leader            1990
 Jerry C. D. Ellis....................  48 Division Leader            1991
 Robert S. Bloom......................  42 Financial Leader           1992

  Rodger S. Kline, 55, joined Acxiom in 1973. He has been a director since 1975, and serves as Acxiom's Treasurer and Chief Operating Officer (Operations Leader). Prior to joining Acxiom, Mr. Kline was employed by IBM Corporation. Mr. Kline holds an electrical engineering degree from the University of Arkansas.

  Robert A. Pritzker, 71, was appointed to fill a newly created position on the Acxiom Board of Directors in 1994 and was elected a director in 1996. Since before 1992, Mr. Pritzker has been a director and the Chairman of Trans Union Corporation, a company engaged in the business of providing consumer credit reporting services, a director and the President of each of Union Tank Car Company, a company principally engaged in the leasing of railway tank cars and other railcars, and Marmon Holdings, Inc., a holding company of diversified manufacturing and services businesses. Mr. Pritzker is also a director of Hyatt Corporation, a company which owns and operates domestic and international hotels, and a director of Southern Peru Copper Corporation, a company which mines, smelts, refines and markets copper. Mr. Pritzker holds an industrial engineering degree from the Illinois Institute of Technology. See "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF ACXIOM" and "CERTAIN TRANSACTIONS."

  James T. Womble, 55, joined Acxiom in 1974. He has been a director since 1975, and serves as one of Acxiom's four division leaders. Prior to joining Acxiom, Mr. Womble was employed by IBM Corporation. Mr. Womble holds a degree in civil engineering from the University of Arkansas.

  Dr. Ann H. Die, 53, was elected as a director in 1993. She has served as President of Hendrix College in Conway, Arkansas since 1992. She is a member of the Board of Directors of the National Merit Scholarship Corporation, The Pritzker Foundation for Independent Higher Education, and the American Council on Education. She is Past Chair of the Board of Directors of the National Association of Independent Colleges and Universities. Prior to coming to Hendrix, she served as Dean of the H. Sophie Newcomb Memorial College and Associate Provost at Tulane University. Dr. Die graduated summa cum laude from Lamar University, earned a master's degree from the University of Houston and a Ph.D. in Counseling Psychology from Texas A&M University.

  Charles D. Morgan, 55, joined Acxiom in 1972. He has been Chairman of the Acxiom Board of Directors since 1975, and serves as Acxiom's Company Leader. He was employed by IBM Corporation prior to joining Acxiom. Mr. Morgan is also a director of Fairfield Communities, Inc. Mr. Morgan holds a mechanical engineering degree from the University of Arkansas.

  William T. Dillard II, 53, was elected as a director in 1988. He has served since 1968 as a member of the Board of Directors and since 1977 as President and Chief Operating Officer of Dillard's, Inc. of Little Rock, Arkansas, a regional chain of traditional department stores with 270 retail outlets in 27 states in the Southeast, Southwest and Midwest areas of the United States. In addition to Dillard's, Inc., Mr. Dillard is also a director of Barnes & Noble, Inc. and Simon Debartolo Group, Inc. He holds a master's degree in business administration from Harvard University and a bachelor's degree in the same field from the University of Arkansas.

  Harry C. Gambill, 52, was appointed to fill a vacancy on Acxiom's Board of Directors in 1992 and was elected as a director in 1993. He is a director and has held the positions of Chief Executive Officer and President of Trans Union Corporation, a company engaged in the business of providing consumer credit reporting services, since April 1992. Mr. Gambill joined Trans Union in 1985 as Vice President/General Manager of the Chicago Division. In 1987 he was named Central Region Vice President. In 1990, he was named President of Transaction, and assumed the added title of President of TransMark in 1991. Mr. Gambill is also a director of Associated Credit Bureaus and the International Credit Association. He holds degrees in business administration and economics from Arkansas State University. See "SECURITY OWNERSHIP OF CERTAIN OWNERS AND MANAGEMENT OF ACXIOM" and "CERTAIN TRANSACTIONS."

  Walter V. Smiley, 60, was elected as a director in 1983. He served from 1968 until 1989 as Chairman of the Board of Directors and from 1968 until 1985 as Chief Executive Officer of Systematics, Inc., the predecessor of ALLTEL Information Services, Inc., an Arkansas based company which provides data processing services to financial institutions throughout the United States and abroad. Mr. Smiley currently owns and is President of Smiley Investment Corporation, a consulting and venture capital firm. Mr. Smiley is also a director of Southern Development Banc Corp. and Computer Language Research. He holds a master's degree in business administration and a bachelor's degree in industrial management from the University of Arkansas. Mr. Smiley resigned as a Director of Acxiom effective as of June 1, 1998; Mr. Smiley has not yet been replaced.

  C. Alex Dietz, 55, joined Acxiom in 1970 and served as a vice president until 1975. Between 1975 and 1979 he was an officer of a commercial bank responsible for data processing matters. Following his return to Acxiom in 1979, Mr. Dietz served as senior level officer of Acxiom and is presently one of Acxiom's four division leaders. Mr. Dietz holds a degree in electrical engineering from Tulane University.

  Paul L. Zaffaroni, 51, joined Acxiom in 1990. He serves as one of Acxiom's four division leaders. Prior to joining Acxiom, he was employed by IBM Corporation for 21 years, most recently serving as regional sales manager. Mr. Zaffaroni holds a degree in marketing from Youngstown State University.

  Jerry C. D. Ellis, 48, joined Acxiom in 1991 as managing director of Acxiom's U.K. operations. He serves as one of Acxiom's four division leaders. Prior to 1991, Mr. Ellis was employed for 22 years with IBM Corporation, serving most recently as assistant to the CEO of IBM's U.K. operations. Prior to that, Mr. Ellis served as branch manager of the IBM U.K. Public Sector division.

  Robert S. Bloom, 42, joined Acxiom in 1992 as chief financial officer. Prior to joining Acxiom, he was employed for six years with Wilson Sporting Goods Co. as chief financial officer of its international division. Prior to his employment with Wilson, Mr. Bloom was employed by Arthur Andersen & Co. for nine years, serving most recently as manager. Mr. Bloom, a Certified Public Accountant, holds a degree in accounting from the University of Illinois.

ACXIOM BOARD OF DIRECTORS' MEETINGS AND COMMITTEES

  The Acxiom Board of Directors holds quarterly meetings to review significant developments affecting Acxiom and to act on matters requiring approval of the Acxiom Board of Directors. The Acxiom Board of Directors currently has three standing committees to assist it in the discharge of its responsibilities: an Audit Committee, a Compensation Committee and an Executive Committee. The Audit Committee, composed of outside directors Dr. Ann H. Die, William T. Dillard II, Harry C. Gambill, Robert A. Pritzker and Walter V. Smiley, reviews the reports of the auditors and has the authority to investigate the financial and business affairs of Acxiom. Messrs. Dillard and Smiley also serve on the Compensation Committee, which administers certain of Acxiom's employee benefit plans and approves the compensation paid to Acxiom's senior leaders. The Executive Committee is responsible for implementing the policy decisions of the Board. Current members of the Executive Committee are Messrs. Kline, Morgan and Womble.

  During the past fiscal year, the Acxiom Board of Directors met four times, the Audit Committee met one time and the Compensation Committee met two times. Action pursuant to unanimous written consent in lieu of a meeting was taken one time by the Acxiom Board of Directors, two times by the Compensation Committee and eleven times by the Executive Committee. All of the incumbent directors attended at least three-fourths of the aggregate number of meetings of the Board and of the committees on which they served during the past fiscal year except for Mr. Gambill.

  Walter V. Smiley, who served on the Audit Committee and the Compensation Committee for the fiscal year ended March 31, 1998, resigned as a director of Acxiom effective as of June 1, 1998. Mr. Smiley has not yet been replaced.

EXECUTIVE COMPENSATION

  Cash and Other Compensation. The following table sets forth, for the fiscal years indicated, the cash and other compensation provided by Acxiom and its subsidiaries to Acxiom's Company Leader and each of the four most highly compensated members of Acxiom's leadership team (the "named individuals") in all capacities in which they served.

                          SUMMARY COMPENSATION TABLE

                                    LONG TERM
                            ANNUAL COMPENSATION   COMPENSATION AWARDS
                            -------------------- ---------------------
                                    OTHER ANNUAL           ALL OTHER
  NAME AND PRINCIPAL        SALARY  COMPENSATION OPTIONS/ COMPENSATION
       POSITION        YEAR   ($)      ($)(1)    SARS(#)     ($)(2)
  ------------------   ---- ------- ------------ -------- ------------
Charles D. Morgan,     1998 375,000   267,857          0     14,813
 Chairman of the Board 1997 325,000    63,476     33,545      8,239
 and Company Leader    1996 304,167    84,021    101,163      7,327
Rodger S. Kline        1998 250,000   178,571          0      9,869
 Operations Leader     1997 213,000    41,601     21,985      2,817
                       1996 196,833    54,221     66,301      4,801
James T. Womble        1998 202,000   126,250          0      7,829
 Division Leader       1997 183,500    35,340     18,900      5,329
                       1996 172,833    47,808     57,118      4,698
Paul L. Zaffaroni      1998 193,000   120,625          0      7,564
 Division Leader       1997 172,300    33,652     17,784      2,563
                       1996 161,633    36,772     53,632      3,822
C. Alex Dietz          1998 191,000   119,375          0      7,328
 Division Leader       1997 168,300    32,871     17,371      4,986
                       1996 158,467    43,831     52,387      4,562

- --------
(1) This amount represents the named individuals' at-risk pay for each fiscal year. See discussion of At-Risk Base Pay below under "Report of Compensation Committee."
(2) This amount represents Acxiom's contribution on behalf of each named executive officer to Acxiom's 401(k) and SERP Plans.

  Stock Option Exercises and Holdings. The following table sets forth information concerning stock options exercised during the last fiscal year and stock options held as of the end of the last fiscal year by the named individuals.

            AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR AND
                           FY-END OPTION/SAR VALUES

                                        NUMBER OF
                                        SECURITIES              VALUE OF
                                        UNDERLYING             UNEXERCISED
                                        UNEXERCISED            IN-THE-MONEY
                   SHARES               OPTION/SARS           OPTIONS/SARSAT
                  ACQUIRED               AT FY-END                FY-END
                     ON     VALUE   --------------------- ---------------------
                  EXERCISE REALIZED EXERCIS-  UNEXERCIS-  EXERCIS-  UNEXERCISE-
          NAME       (#)     ($)     ABLE (#)    ABLE      ABLE ($)     ABLE
          ----    -------- ------   --------- ----------  --------- -----------
Charles D. Morgan.     0        0    297,654  310,929     4,994,892  3,803,473
Rodger S. Kline...     0        0    231,349  205,510     4,137,276  2,528,097
James T. Womble...     0        0    174,215  181,633     2,946,118  2,271,617
Paul L. Zaffaroni. 5,000   76,250    295,597  179,539     5,882,284  2,353,187
C. Alex Dietz.....     0        0    227,643  172,626     4,326,648  2,242,842

  Compensation of Directors. In January 1998, each outside director received 1,000 shares of unregistered Acxiom Common Stock as an annual retainer fee. In addition, each outside director receives a $1,500 fee for each meeting he or she attends. Inside directors do not receive any additional compensation for their service as directors.

  Compensation Committee Interlocks and Insider Participation. The members of the Compensation Committee are William T. Dillard II and Walter V. Smiley. No compensation committee interlocks exist with respect to the Acxiom Board of Directors' Compensation Committee, nor do any present or past officers of Acxiom serve on the Compensation Committee. Walter V. Smiley, who served on the Compensation Committee for the fiscal year ended March 31, 1998, resigned as a director of Acxiom effective as of June 1, 1998. Mr. Smiley has not yet been replaced.

  Report of Compensation Committee. Decisions on compensation of Acxiom's leadership are made by the Compensation Committee of the Acxiom Board of
Directors. The members of the Compensation Committee are non-employee and outside directors pursuant to Commission rules and applicable Treasury regulations. Set forth below is a report submitted by William T. Dillard II and Walter V. Smiley, in their capacity as the Acxiom Board of Directors' Compensation Committee, addressing the compensation policies for Acxiom's leadership team, for the individuals named in the tables above, and for Mr. Morgan.

  Compensation Policies. Compensation for Acxiom's leadership is based upon beliefs and guiding principles designed to align leadership compensation with business strategy, Acxiom's values and management initiatives. The plan is designed to:

  . Align the leaders' interests with the stockholders' and investors' interests.
  . Motivate the leaders to achieve the highest level of performance.
  . Retain key leaders by linking executive compensation to Acxiom's performance.
  . Attract the best candidates through competitive, growth-oriented plans.

  The resulting compensation strategy is targeted to provide an overall level of compensation opportunity that is competitive within the markets in which Acxiom competes, as well as within a broader group of companies of comparable size and complexity. Actual compensation levels may eventually be greater than or less than the average competitive market levels, based upon the achievement of Acxiom, as well as upon individual performance. The Compensation Committee uses its discretion to set the parameters of the leadership compensation plan when, in its judgment, external, internal and/or individual circumstances warrant it. Increased orientation of leadership compensation policies toward long-term performance has been accompanied by increased utilization of objective performance criteria. See "MANAGEMENT--Executive Compensation-- Report of Compensation Committee--Components of Compensation".

  The Compensation Committee also endorses the position that stock ownership by management and stock-based performance compensation arrangements are beneficial in aligning management's and Stockholders' interests and the enhancement of shareholder value. Thus, the Committee has also increasingly utilized these elements in Acxiom's compensation program for its leadership team.

  Components of Compensation. Compensation paid to Acxiom's leaders in fiscal 1998, the separate elements of which are discussed below, consisted of the following: not-at-risk base pay, at-risk base pay, and long-term incentive ("ALTI") compensation granted under Acxiom's stock option plans. The Compensation Committee's increasing emphasis on tying pay to long-term performance criteria is reflected in a recent change to Acxiom's leadership compensation plan effective for fiscal 1998. The plan contains five possible compensation levels with overlapping ranges for base salaries, which provides flexibility in establishing appropriate compensation packages for Acxiom's leadership. The plan provides for increasingly large percentages of total compensation being weighted towards at-risk pay and, to an even greater degree, toward LTI compensation. The higher the compensation level, the greater the overall percentage of at-risk and LTI. Under the plan, the compensation for Acxiom's senior leaders, who participate in the top two levels of the plan, is as follows: not-at-risk base pay (35-40%); at-risk base pay (25%); and LTI compensation (35-40%). Under the previous plan, the maximum percentage of total comp assignable to LTI was 35%.

    (i) Not-At-Risk Base Pay. Base pay levels are largely determined through market comparisons. Actual salaries are based on individual performance contributions within a salary range that has been established through job evaluation and the use of market surveys for comparable companies and positions. Base salaries for Acxiom's senior leadership were targeted in fiscal 1998 to represent 35-40% of total compensation, which includes the annual at-risk base pay and LTI compensation. For other corporate, group and business unit level leaders, base salaries were targeted at 40-70% of total compensation.

    (ii) At-Risk Base Pay. The at-risk base pay for all of Acxiom's leaders is funded after Acxiom achieves its earnings per share target. Attainment of targeted at-risk base pay is largely determined by using the EVA7 (Economic Value Added) model. (EVA is a registered trademark of Stern Stewart & Co.) In fiscal 1998, at-risk base pay was targeted to represent 25% of total compensation for the senior leadership team and 15-25% for other corporate, group and business unit leaders. For fiscal 1998, Acxiom's diluted earnings per share goal was $.59 per share, which was exceeded by $.01.

    (iii) Long-Term Incentive Compensation. The Committee's LTI compensation plan is composed of awards of stock options designed to align long-term interests between Acxiom's leadership team and its stockholders and to assist in the retention of key people. During fiscal 1998, the long-term incentives were targeted to represent 35-40% of total compensation for senior leadership and 15-35% for other corporate, group and business unit leaders. Previously, in 1996, senior leadership members were awarded the equivalent of three years' worth of non-statutory stock options to induce them to adopt the long-term view of stockholders. One-fourth of the options awarded were priced at the then current market value, one-fourth were priced at a 50% premium over the then current market value, and the remaining one-half were priced at a 100% premium over the then current market value. The full value of the options cannot be realized until the price of Acxiom Common Stock more than doubles from the fair market value on the date of grant. Senior leadership members will not be eligible for new grants of LTI options until 1999. The 1996 stock options vest incrementally over a nine-year period.

    The terms of all non-statutory LTI options granted on or after January 29, 1997 are 15 years (instead of ten, which was the standard term for both incentive and non-statutory options prior to January 29, 1997), and the exercise prices for all options granted on or after January 29, 1997 are: one-half at the fair market value on the date of grant, one-fourth at a 50% premium over market, and one-fourth at a 100% premium over market. Options will continue to vest incrementally over nine years from the date of grant.

    (iv) Supplemental Executive Retirement Plan. All members of Acxiom's leadership team are eligible to participate in the Supplemental Executive Retirement Plan ("SERP"), which was adopted in fiscal 1996, by contributing up to 15% of their pretax income into the plan. Acxiom matches at a rate of $.50 on the dollar up to the first 6% of the leadership team members' combined contributions under both the SERP and

  Acxiom's 401K Retirement Plan. Acxiom's match is paid in Common Stock. On May 20, 1998, the Acxiom Board of Directors approved an amendment to the SERP which will allow participants to contribute up to 100% of their pretax income into the plan.

    (v) Other Compensation Plans. Acxiom maintains certain broad-based employee benefit plans in which leadership team members are permitted to participate on the same terms as non-leadership team associates who meet applicable eligibility criteria, subject to any legal limitations on the amounts that may be contributed or the benefits that may be payable under the plans.

  Mr. Morgan's Compensation. In fiscal 1998, Acxiom's revenue and earnings increased 16% and 29% respectively, a record year in both revenue and earnings for Acxiom. Additionally, the return on stockholders' equity for fiscal 1998 was 20.4%, in line with Acxiom's goal of achieving a 20% return. Acxiom's stock price increased 78% over the prior year, compared to a 52% increase in the NASDAQ National Market B U.S. Index and a 75% increase in the NASDAQ Stock Market B Computer and Data Processing Index over the same period. In the prior year, Acxiom's revenue and earnings increased 49% and 51% respectively, return on stockholders' equity increased from 16.5% to 20.3%, and the stock price rose 20%, compared to an 11% increase in the NASDAQ National Market B U.S. Index and a 10% increase in the NASDAQ National Market B Computer and Data Processing Index over the same period.

  Because of Acxiom's performance and Mr. Morgan's performance in fiscal 1997, Mr. Morgan's fiscal 1998 base pay was increased by 15% over fiscal 1997. His base pay for fiscal 1999 was increased 29% over fiscal 1998. This increase was due in part to the success of Acxiom in fiscal 1998, and in part as the first of four proposed annual increases designed to make the salaries of Mr. Morgan (and other Acxiom leaders) competitive with comparable market compensation (i.e., within the 75th percentile of competitive companies) by the end of the four-year adjustment period.

  In fiscal 1998, Acxiom's earnings per share results and Acxiom's EVA attained were the primary criteria for determining the at-risk base pay earned by Mr. Morgan. All of Mr. Morgan's at-risk payments were made in cash. See "MANAGEMENT--Executive Compensation--Cash and Other Compensation" for discussion of Other Annual Compensation for Mr. Morgan.

  In 1996, Mr. Morgan received non-statutory stock options under Acxiom's LTI plan described above which consisted of a three-year grant of non-statutory stock options, with exercise prices as follows: one-fourth at the then current market price, one-fourth at a 50% premium over market, and the remaining one-half at a 100% premium over market. The purpose of the 1996 grant was to further encourage Mr. Morgan's long-term performance while aligning his interests with those of Acxiom's other stockholders with regard to the performance of Acxiom Common Stock. Mr. Morgan will not be eligible for another LTI grant until 1999.

  Omnibus Budget Reconciliation Act of 1993. The Omnibus Budget Reconciliation Act of 1993 ("OBRA") generally prevents public corporations from deducting as a business expense that portion of the compensation paid to the named individuals in the above Summary Compensation Table that exceeds $1,000,000. However, this deduction limit does not apply to "performance-based compensation" paid pursuant to plans approved by Stockholders. The Acxiom Board of Directors has modified its compensation plans so as to comply with OBRA and thereby retain the deductibility of executive compensation, and it is Acxiom's intention to continue to monitor its compensation plans to comply with OBRA in the future.

                              ACXIOM'S PERFORMANCE

  The graph below compares for each of the last six fiscal years the cumulative total return on Acxiom's Common Stock, the NASDAQ National Market--U.S. Index, and the NASDAQ National Market--Computer and Data Processing Index. The cumulative total return on Acxiom's Common Stock assumes $100 invested on March 31, 1992 in Acxiom Common Stock.

                COMPARISON OF SIX YEAR CUMULATIVE TOTAL RETURN*
        AMONG ACXIOM CORPORATION, THE NASDAQ STOCK MARKET (U.S.) INDEX
                AND THE NASDAQ COMPUTER & DATA PROCESSING INDEX

                           [LINE GRAPH APPEARS HERE]

* $100 invested on 3/31/92 in stock or index--including reinvestment of dividends. Fiscal year ending March 31.

            SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

  Section 16(a) of the Exchange Act requires Acxiom's executive officers, directors, and persons who own more than ten percent (10%) of a registered class of Acxiom's equity securities to file reports of ownership and changes in ownership with the Commission and the National Association of Securities Dealers, Inc. Such persons are required by Commission rules and regulations to furnish Acxiom with copies of all Section 16(a) forms they file.

  Additionally, Commission rules and regulations require that Acxiom identify any individuals for whom one of the referenced reports was not filed on a timely basis during the most recent fiscal year or prior fiscal years. To Acxiom's knowledge, based solely on its review of the copies of such forms received by it, or written representations from certain reporting persons that no other forms were required for those persons during and with respect to the fiscal year ended March 31, 1998, Acxiom believes that during the past fiscal year, all filing requirements applicable to its officers, directors, and greater than ten percent (10%) beneficial owners were met.

                             CERTAIN TRANSACTIONS

  On January 5, 1996, Acxiom leased an aircraft from MorAir, Inc., a corporation controlled by Charles D. Morgan, Acxiom's Chairman and Company Leader, for $66,385 per month, plus maintenance and insurance. The term of this aircraft lease expires January 4, 2001. The terms of the lease have been found by the Acxiom Board of Directors to be as good or better than those which could have been obtained from an unrelated third party.

  In March 1998, Acxiom began using the temporary staffing services of the national staffing firm, Norrell Staffing Services, Inc. ("Norrell"), for its strategic staffing and contingency workforce needs. Susie P. Morgan, wife of Charles D. Morgan, Chairman of the Board and Company Leader of Acxiom, owns the Little Rock, Arkansas franchise (the "Franchise") of Norrell. It is anticipated that the total annual fees to be received by the Franchise from Norrell, based on payments to be made by Acxiom to Norrell, will be approximately $150,000. The majority of such fees will be used to offset the expenses of the Franchise.

  In accordance with the Data Center Management Agreement dated July 27, 1992 (the "DCM Agreement") between Acxiom and Trans Union, which became effective on August 31, 1992, Acxiom (through its subsidiary, Acxiom CDC, Inc.) acquired all of Trans Union's interest in its Chicago data center and agreed to provide Trans Union with various data center management services. The term of the DCM Agreement, as amended, expires in 2005.

  In connection with the DCM Agreement, on August 31, 1992 Acxiom issued 1,920,000 shares of Acxiom Common Stock to Trans Union (the "Initial Shares of Acxiom Common Stock"), subject to certain "put" and "call" provisions. Pursuant to a subsequent amendment, Trans Union relinquished its right to cause Acxiom to repurchase the Initial Shares of Acxiom Common Stock, and Acxiom relinquished its right to call the shares of Acxiom Common Stock. On August 31, 1992, Acxiom also issued a warrant (the "Warrant") to Trans Union to purchase up to 4,000,000 additional shares of Acxiom Common Stock prior to August 31, 2000, at exercise prices ranging from $2.9125 per share to $3.5625 per share. In addition, effective October 26, 1994, Acxiom and Trans Union's parent company, Marmon Industrial Corporation ("MIC"), entered into a stock purchase agreement pursuant to which Acxiom agreed to sell, and MIC agreed to buy, 2,000,000 shares of Acxiom Common Stock from Acxiom (the "Additional Shares of Acxiom Common Stock") for $5.98 per share. The purchase price of the Additional Shares of Acxiom Common Stock was established on August 31, 1994 pursuant to a letter agreement between Acxiom and Trans Union. On May 30, 1997, Trans Union transferred the Initial Shares of Acxiom Common Stock (together with an additional 1,000 shares of Acxiom Common Stock it had previously acquired from Mr. Gambill) to The Pritzker Foundation, an Illinois not for profit corporation. Also on that date, MIC transferred the Additional Shares of Acxiom Common Stock to The Pritzker Foundation. As a result of such transfers, The Pritzker Foundation owns an aggregate of 3,921,000 shares of Acxiom Common Stock, or approximately 7.5% of Acxiom's issued and outstanding shares of Acxiom Common Stock. See "THE MERGER--Terms of the Merger-- Irrevocable Proxies."

  Upon acquisition of the 4,000,000 shares of Acxiom Common Stock which could currently be purchased under the Warrant, Trans Union would beneficially own approximately 7.6% of Acxiom's issued and outstanding shares of Acxiom Common Stock. The amount of stock which may be purchased by Trans Union under the Warrant is limited so that the total shares of Acxiom Common Stock acquired under the Warrant and the DCM Agreement may not exceed 10% of Acxiom's then issued and outstanding Common Stock. Based upon the number of shares of Acxiom Common Stock currently issued and outstanding, Trans Union would be able to purchase approximately 3,700,000 shares of Acxiom Common Stock under the Warrant. Trans Union retains the right, however, to acquire additional shares of Acxiom Common Stock on the open market, which do not count towards the 10% limit under the Warrant. In addition, pursuant to the DCM Agreement, Trans Union has preemptive rights whereby it may, under certain circumstances, purchase shares of Acxiom Common Stock in the event Acxiom issues additional shares of Acxiom Common Stock. Such preemptive rights provide Trans Union with the ability to maintain its percentage ownership of Acxiom Common Stock acquired pursuant to the DCM Agreement. Trans Union does not have any preemptive rights with respect to the issuance by Acxiom of shares of Acxiom Common Stock pursuant to the Merger.

  Pursuant to a letter agreement dated July 27, 1992, which was executed in connection with the DCM Agreement, Acxiom agreed to use its best efforts to cause one person designated by Trans Union to be elected to the Acxiom Board of Directors. Trans Union designated its CEO and President, Harry C. Gambill, who was appointed to fill a vacancy on the Board in November 1992 and was elected at the 1993 Annual Meeting of the Acxiom Stockholders to serve a three-year term. He was elected to serve a second three-year term at the 1996 Annual Meeting. Pursuant to a second letter agreement dated August 31, 1994, which was executed in connection with an amendment to the DCM Agreement, which continued the term through 2002, Acxiom agreed to amend the letter agreement dated July 27, 1992 and use its best efforts to cause two persons designated by Trans Union to be elected to Acxiom Board of Directors. In addition to Mr. Gambill, Trans Union designated Robert A. Pritzker, an executive officer of MIC, who was appointed to fill a newly created position on the Acxiom's Board of Directors on October 26, 1994. Mr. Pritzker was elected to serve a three-year term at the 1995 Annual Meeting of Stockholders and has been nominated for re-election to the Board of Directors at the Acxiom Meeting. These undertakings by Acxiom are in effect until the later of the tenth anniversary of August 31, 1992 or the termination of the DCM Agreement, the term of which has been extended to 2005.

                   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
                        OWNERS AND MANAGEMENT OF ACXIOM

  The following table sets forth certain information as to the shares of Acxiom Common Stock beneficially owned as of July 28, 1998, by (a) each person who, as far as Acxiom has been able to ascertain, beneficially owned more than five percent of the Acxiom Common Stock, (b) each director, (c) each of the five most highly compensated executive officers of Acxiom, and (d) all directors and executive officers of Acxiom as a group.

                          NUMBER OF SHARES OF  PERCENT OF    PERCENT OF ACXIOM
                             ACXIOM COMMON       ACXIOM        COMMON STOCK
NAME OF BENEFICIAL OWNER      STOCK OWNED     COMMON STOCK OUTSTANDING AFTER THE
  OR IDENTITY OF GROUP       BENEFICIALLY     OUTSTANDING        MERGER(1)
- ------------------------  ------------------- ------------ -------------------
William Blair & Company,
 L.L.C. ................       5,310,950(2)       10.1%             8.7%(3)
222 West Adams Street
Chicago, IL 60606
Charles D. Morgan.......       4,121,545(4)        7.8%             5.2%
P.O. Box 2000
Conway, AR 72033-2000
Trans Union Corporation.       4,002,000(5)        7.7%             4.8%
555 West Adams Street
Chicago, IL 60661
The Pritzker Foundation.       3,921,000(6)        7.5%             4.7%
200 W. Madison Street
Suite 3800
Chicago, IL 60606
Brown Capital
 Management, Inc. ......       3,800,000(7)        7.2%             4.6%
809 Cathedral Street
Baltimore, MD 21201
T. Rowe Price
 Associates, Inc........       3,644,220(2)        6.9%             4.4%
P.O. Box 89000
Baltimore, MD 21289
Dr. Ann H. Die..........          10,655             *                *
C. Alex Dietz...........         435,112(8)          *                *
William T. Dillard II...          19,000             *                *
Harry C. Gambill........               0(9)          *                *
Rodger S. Kline.........       1,871,694(10)       3.6%             2.4%
Robert A Pritzker.......           3,000(11)         *                *
James T. Womble.........       1,545,046(12)       2.9%             1.9%
Paul Zaffaroni..........         308,932(13)         *                *
All directors, nominees
 and executive officers,
 as a group (11
 persons)...............       8,465,107(14)      15.9%            10.5%

- --------
*Denotes less than 1%.
(1) Assumes the conversion of the 5% Convertible Subordinated Notes due 2003 of May & Speh (the "Notes") into shares of May & Speh Common Stock upon consummation of the Merger. Includes: (i) 52,521,326 shares of Acxiom Common Stock outstanding as of the Acxiom Record Date, (ii) 20,858,923 shares of
    Acxiom Common Stock to be issued in exchange for the 26,073,654 shares of May & Speh Common Stock outstanding as of the May & Speh Record Date at the Exchange Ratio and (iii) 5,782,524 shares of Acxiom Common Stock to be issued in exchange for the 7,228,155 shares of May & Speh Common Stock issuable upon conversion of the Notes at the Exchange Ratio.
(2) Based on information contained in a Schedule 13G filed with the Commission on February 17, 1994.
(3) Includes 1,584,240 shares of Acxiom Common Stock issuable upon consummation of the Merger in exchange for the 1,980,300 shares of May & Speh Common Stock held by William Blair & Company, L.L.C. at the Exchange Ratio. See "Security Ownership of Certain Beneficial Owners and Management of May & Speh."
(4) Includes 297,654 shares subject to currently exercisable options, of which 270,246 are in the money.
(5) Includes 4,000,000 shares of Acxiom Common Stock subject to warrant (the "Warrant") held by Trans Union and 2,000 shares of Acxiom Common Stock transferred to Trans Union by Harry C. Gambill, Chief Executive Officer and President of Trans Union. Under the terms of the Warrant, Trans Union has the right to purchase up to 4,000,000 shares of Acxiom Common Stock, at exercise prices ranging from $2.8125 to $3.5625 per share; however, the total number of actual shares of Acxiom Common Stock acquired by Trans Union (excluding the shares of Acxiom Common Stock acquired from Mr. Gambill and shares of Acxiom Common Stock acquired by Trans Union on the open market) may not exceed 10% of Acxiom's then issued and outstanding Common Stock. Including the shares of Acxiom Common Stock which may presently be acquired by Trans Union under the Warrant, but excluding the shares of Acxiom Common Stock transferred to Trans Union from Mr. Gambill, Trans Union beneficially owns approximately 4,000,000 shares of Acxiom Common Stock, which would be 7.6% of Acxiom's then issued and outstanding Common Stock following issuance of the Warrant shares. See "THE MERGER-- Terms of the Merger--Irrevocable Proxies" and "CERTAIN TRANSACTIONS."
(6) Includes 1,921,000 shares of Acxiom Common Stock acquired by The Pritzker Foundation, an Illinois not for profit corporation, from Trans Union, and 2,000,000 shares of Acxiom Common Stock acquired by The Pritzker Foundation from Marmon Industrial Corporation, the owner of all of Trans Union's common stock. Each of the acquisitions was made by The Pritzker Foundation on May 30, 1997.
(7) Based on information provided by a representative of Brown Capital Management, Inc.
(8) Includes 1,990 shares of Acxiom Common Stock held by Mr. Dietz's wife and 257,123 shares of Acxiom Common Stock subject to currently exercisable options (29,480 of which are held by Mrs. Dietz), of which 241,847 are in the money.
(9) See footnote (3) above regarding shares of the Acxiom Common Stock beneficially owned by Trans Union. Mr. Gambill, who is an officer and director of Trans Union, disclaims beneficial ownership of such shares of Acxiom Common Stock.
(10) Includes 231,349 shares subject to currently exercisable options, of which 213,386 are in the money.
(11) See footnote (3) above regarding shares of Acxiom's Common Stock beneficially owned by Trans Union. Mr. Pritzker, who is an officer and director of Trans Union, disclaims beneficial ownership of such shares of Acxiom Common Stock. The 3,000 shares of Acxiom Common Stock were issued to Mr. Pritzker as an annual retainer for serving on Acxiom's Board of Directors. See "MANAGEMENT--Executive Compensation--Compensation of Directors." Of these, 1,000 shares of Acxiom Common Stock are owned by Mr. Pritzker's wife; however, Mr. Pritzker is deemed to beneficially own such shares of Acxiom Common Stock.
(12) Includes 174,215 shares of Acxiom Common Stock subject to currently exercisable options, of which 158,740 are in the money.
(13) Includes 295,597 shares of Acxiom Common Stock subject to currently exercisable options, of which 281,067 are in the money.
(14) Includes 1,397,849 shares of Acxiom Common Stock subject to currently exercisable options, of which 1,296,235 are in the money.

                   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
                      OWNERS AND MANAGEMENT OF MAY & SPEH

  The following table sets forth, (i) as of the May & Speh Record Date, the number of shares of May & Speh Common Stock beneficially owned by all persons known by May & Speh to beneficially own more than five percent of the outstanding May & Speh Common Stock, each director of May & Speh, certain executive officers and all directors and executive officers as a group and (ii) upon consummation of the Merger, the number of shares of Acxiom Common Stock that will be beneficially owned by each of such persons (including shares of Acxiom Common Stock issuable pursuant to Acxiom Exchange Options which become exercisable upon consummation of the Merger). Unless otherwise indicated, the persons named below have sole voting and investment power with respect to all shares shown as beneficially owned by them.

                                                                     PERCENT OF
                                                       SHARES OF       ACXIOM
                                                       ACXIOM COMMON   COMMON
                           SHARES OF                   STOCK           STOCK
                           MAY & SPEH      PERCENT OF  BENEFICIALLY  OUTSTANDING
                          COMMON STOCK     MAY & SPEH     OWNED       FOLLOWING
                          BENEFICIALLY    COMMON STOCK  FOLLOWING       THE
    BENEFICIAL OWNER         OWNED        OUTSTANDING   THE MERGER    MERGER(1)
    ----------------      ------------    ------------ -----------   -----------
May & Speh, Inc.
 Employee Stock
 Ownership Plan.........  6,586,336(2)    25.3%        5,269,068     6.9%
Lawrence J. Speh........  1,830,373(3)     7.0%        1,752,298     2.2%
William Blair & Company,
 L.L.C..................  1,980,300(4)     7.6%        6,895,190(5)  2.0%
Albert J. Speh..........  1,074,732(6)     4.1%          859,785     1.1%
Robert C. Early.........    175,615(7)        *           412,492       *
Michael J. Loeffler.....    158,122(8)        *           360,097       *
Terrance C. Cieslak.....    142,227(9)        *           220,021       *
Casey Cowell............    107,204           *            97,283       *
Peter I. Mason..........    270,200(10)    1.0%          794,720        *
Jonathan Zakin..........     68,003(11)       *            71,682       *
Deborah A. Bricker......     14,400(12)       *            17,280       *
Paul G. Yovovich........     12,200(13)       *            21,280       *
All directors and
 executive officers as a
 group (13) persons.....   4,087,901(14)   15.4         5,000,551    8.2%

- --------
*  Less than one percent
 (1) Assumes the conversion of the 5% Convertible Subordinated Notes due 2003 of May & Speh (the "Notes") into shares of May & Speh Common Stock upon consummation of the Merger. Includes: (i) 52,521,326 shares of Acxiom Common Stock outstanding as of the Acxiom Record Date, (ii) 20,858,923 shares of Acxiom Common Stock to be issued in exchange for the 26,073,654 shares of May & Speh Common Stock outstanding as of the May & Speh Record Date at the Exchange Ratio and (iii) 5,782,524 shares of Acxiom Common Stock to be issued in exchange for the 7,228,155 shares of May & Speh Common Stock issuable upon conversion of the Notes at the Exchange Ratio.
 (2) The address of the May & Speh, Inc. Employee Stock Ownership Plan (the "ESOP") is c/o Cole Taylor Bank. 850 W. Jackson Blvd., Chicago, Illinois 60607. Includes 5,281,250 shares that have been allocated or are available for allocation to the accounts of certain employees or former employees of May & Speh. ESOP participants have shared voting and investment power with respect to the shares allocated to their individual accounts.
 (3) Includes 2,927 shares allocated to Mr. Speh's ESOP account. Excludes 22,490 shares held by Mr. Speh's wife, as to which he disclaims beneficial ownership. Mr. Speh's address is c/o May & Speh, Inc., 1501 Opus Place, Downers Grove, Illinois 60515.
 (4) Based on a Schedule 13G dated February 14, 1998 filed by William Blair & Company, L.L.C. ("WBC") in which WBC reported sole voting power with respect to 821,500 shares and sole dispositive power with respect to 1,980,300 shares. The address of WBC is 222 West Adams Street, Chicago, Illinois 60606.
 (5) Includes 5,310,950 shares of Acxiom Common Stock beneficially owned by
   WBC prior to the Merger. See "Security Ownership of Certain Beneficial
   Owners and Management of Acxiom."

 (6) Includes 2,927 shares allocated to Mr. Speh's ESOP account. Mr. Speh's address is c/o May & Speh, Inc., 1501 Opus Place, Downers Grove, Illinois 60515.
 (7) Includes 120,803 shares issuable pursuant to currently exercisable options, and 33,500 shares allocated to Mr. Early's ESOP account.
 (8) Includes 91,100 shares issuable pursuant to options that are currently exercisable or that will become exercisable within 60 days, and 67,022 shares allocated to Mr. Loeffler's ESOP account.
 (9) Includes 67,800 shares issuable pursuant to options that are currently exercisable or that will become exercisable within 60 days, and 74,427 shares allocated to Mr. Cieslak's ESOP account.
(10) Includes 193,400 shares issuable pursuant to options that are currently exercisable or will become exercisable within 60 days.
(11) Represents shares held by a family foundation with respect to which Mr. Zakin has shared voting and investment power.
(12) Represents shares issuable pursuant to options that are currently exercisable or will become exercisable within 60 days.
(13) Includes 7,200 shares issuable pursuant to options that are currently exercisable or that will become exercisable within 60 days.
(14) Includes 525,903 shares issuable pursuant to options that are currently exercisable or that will become exercisable within 60 days, and 250,443 shares allocated to the ESOP accounts of the executive officers.

                                 LEGAL MATTERS

  The validity of the issuance of the shares of Acxiom Common Stock being offered hereby will be passed upon for Acxiom by Catherine L. Hughes, Esq., General Counsel of Acxiom. Certain United States federal income tax matters with respect to the Merger will be passed upon for Acxiom by Skadden, Arps, Slate, Meagher & Flom LLP. Certain United States federal income tax matters with respect to the Merger will passed upon for May & Speh by Winston & Strawn.

                                    EXPERTS

  The consolidated financial statements and related financial statement schedule of Acxiom as of March 31, 1998 and 1997, and for each of the years in the three-year period ended March 31, 1998 incorporated by reference in this Proxy Statement/Prospectus and the Registration Statement, have been incorporated by reference herein and in the Registration Statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

  The May & Speh financial statements as of September 30, 1997 and 1996 and for each of the three fiscal years in the period ended September 30, 1997 incorporated in this Proxy Statement/Prospectus by reference to pages F-1 through F-17 of the prospectus which constitutes a part of the May & Speh registration statement on Form S-3 (333-46547) have been so incorporated in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

               RELATIONSHIP WITH INDEPENDENT PUBLIC ACCOUNTANTS

  It is expected that representatives of KPMG Peat Marwick LLP, the independent auditors of Acxiom, will be present at the Acxiom Meeting, where they will have an opportunity to respond to appropriate questions and to make a statement if they so desire. It is expected that representatives of PricewaterhouseCoopers LLP, the independent auditors of May & Speh, will be present at the May & Speh Meeting, where they will have an opportunity to respond to appropriate questions and to make a statement if they so desire.

                         STOCKHOLDER PROPOSALS FOR THE
                      1999 ANNUAL STOCKHOLDERS' MEETINGS

ACXIOM

  Any stockholder proposal to be presented at the 1999 annual meeting of Acxiom stockholders should be directed to the Secretary of Acxiom, P.O. Box 2000, 301 Industrial Boulevard, Conway, Arkansas 72033-2000, and must be received by Acxiom on or before March 31, 1999. Any such proposal must comply with the requirements of Rule 14a-8 under the Exchange Act.

MAY & SPEH

  In the event that the Merger is not consummated for any reason, May & Speh will hold a 1999 annual meeting. If such a meeting is held, any stockholder proposal to be presented at such 1999 annual meeting of May & Speh stockholders must be received by the Corporate Secretary of May & Speh, in writing, on or before October 9, 1998 to be considered for inclusion in the proxy materials relating to such meeting.

                                                                         ANNEX A

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                              AMENDED AND RESTATED
                          AGREEMENT AND PLAN OF MERGER

                                  BY AND AMONG

                              ACXIOM CORPORATION,

                           ACX ACQUISITION CO., INC.

                                      AND

                                MAY & SPEH, INC.

                            DATED AS OF MAY 26, 1998

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                               TABLE OF CONTENTS

                                   ARTICLE I
 THE MERGER................................................................   2
 Section 1.1  The Merger..................................................    2
 Section 1.2  Effective Time of the Merger................................    2
                                   ARTICLE II
 THE SURVIVING CORPORATION.................................................   2
 Section 2.1  Certificate of Incorporation................................    2
 Section 2.2  By-Laws.....................................................    2
 Section 2.3  Directors and Officers of Surviving Corporation.............    2
                                  ARTICLE III
 CONVERSION OF SHARES......................................................   2
 Section 3.1  Exchange Ratio..............................................    2
 Section 3.2  Exchange of Shares..........................................    3
 Section 3.3  Dividends; Transfer Taxes...................................    3
 Section 3.4  No Fractional Securities....................................    3
 Section 3.5  Certain Adjustments.........................................    3
 Section 3.6  Closing of Company Transfer Books...........................    4
 Section 3.7  Closing.....................................................    4
                                   ARTICLE IV
 REPRESENTATIONS AND WARRANTIES OF PARENT..................................   4
 Section 4.1  Organization................................................    4
 Section 4.2  Capitalization..............................................    4
 Section 4.3  Subsidiaries................................................    4
 Section 4.4  Authority Relative to this Agreement........................    5
 Section 4.5  Consents and Approvals; No Violations.......................    5
 Section 4.6  Reports and Financial Statements............................    6
 Section 4.7  Absence of Certain Changes or Events........................    6
 Section 4.8  Litigation..................................................    6
 Section 4.9  Patents, Trademarks, Etc....................................    6
                      Information in Disclosure Documents and Registration
 Section 4.10 Statement...................................................    6
 Section 4.11 Absence of Undisclosed Liabilities..........................    7
 Section 4.12 No Default..................................................    7
 Section 4.13 Title to Properties; Encumbrances...........................    7
 Section 4.14 Compliance with Applicable Law..............................    7
 Section 4.15 Labor Matters...............................................    7
 Section 4.16 Employee Benefit Plans; ERISA...............................    7
 Section 4.17 Vote Required...............................................    9
 Section 4.18 Opinion of Financial Advisor................................    9
 Section 4.19 Ownership of Company Common Stock...........................    9
 Section 4.20 Pooling.....................................................   10
 Section 4.21 Taxes.......................................................   10
 Section 4.22 Contracts...................................................   11
                                   ARTICLE V
 REPRESENTATIONS AND WARRANTIES OF THE COMPANY.............................  11
 Section 5.1  Organization................................................   11

 Section 5.2  Capitalization..............................................   11
 Section 5.3  Subsidiaries................................................   12
 Section 5.4  Authority Relative to this Agreement........................   12
 Section 5.5  Consents and Approvals; No Violations.......................   12
 Section 5.6  Reports and Financial Statements............................   13
 Section 5.7  Absence of Certain Changes or Events........................   13
 Section 5.8  Litigation..................................................   13
 Section 5.9  Patents, Trademarks, Etc....................................   13
                      Information in Disclosure Documents and Registration
 Section 5.10 Statement...................................................   13
 Section 5.11 Absence of Undisclosed Liabilities..........................   14
 Section 5.12 No Default..................................................   14
 Section 5.13 Taxes.......................................................   14
 Section 5.14 Title to Properties; Encumbrances...........................   15
 Section 5.15 Compliance with Applicable Law..............................   15
 Section 5.16 Labor Matters...............................................   15
 Section 5.17 Employee Benefit Plans; ERISA...............................   15
 Section 5.18 Contracts...................................................   17
 Section 5.19 Vote Required...............................................   17
 Section 5.20 Opinion of Financial Advisor................................   17
 Section 5.21 Takeover Statute............................................   17
 Section 5.22 The Company Rights Agreement................................   17
 Section 5.23 Ownership of Parent Common Stock............................   18
 Section 5.24 Pooling.....................................................   18
                                   ARTICLE VI
 CONDUCT OF BUSINESS PENDING THE MERGER....................................  18
 Section 6.1  Conduct of Business by the Company Pending the Merger.......   18
 Section 6.2  Conduct of Business by Parent Pending the Merger............   19
 Section 6.3  Conduct of Business of Sub..................................   20
                                  ARTICLE VII
 ADDITIONAL AGREEMENTS.....................................................  20
 Section 7.1  Access and Information......................................   20
 Section 7.2  Acquisition Proposals.......................................   20
 Section 7.3  Registration Statement......................................   21
 Section 7.4  Proxy Statements; Stockholder Approvals.....................   21
 Section 7.5  Affiliate Agreements........................................   21
 Section 7.6  Antitrust Laws..............................................   22
 Section 7.7  Proxies.....................................................   22
 Section 7.8  Employees, Employee Benefits................................   22
 Section 7.9  Stock Options...............................................   23
 Section 7.10 Public Announcements........................................   23
 Section 7.11 By-Law Indemnification and Insurance........................   23
 Section 7.12 Expenses....................................................   23
 Section 7.13 Additional Agreements.......................................   24
 Section 7.14 Control of the Company's and Parent's Operations............   24
 Section 7.15 Company Rights Plan.........................................   24
                                  ARTICLE VIII
 CONDITIONS TO CONSUMMATION OF THE MERGER..................................  25
 Section 8.1  Conditions to Each Party's Obligation to Effect the Merger..   25

                     Conditions to Obligation of the Company to Effect the
 Section 8.2  Merger......................................................   25
                 Conditions to Obligations of Parent and Sub to Effect the
 Section 8.3  Merger......................................................   25
                                   ARTICLE IX
 TERMINATION, AMENDMENT AND WAIVER.........................................  26
 Section 9.1  Termination.................................................   26
 Section 9.2  Effect of Termination.......................................   27
 Section 9.3  Amendment...................................................   27
 Section 9.4  Waiver......................................................   27
                                   ARTICLE X
 GENERAL PROVISIONS........................................................  27
 Section 10.1 Survival of Representations, Warranties and Agreements......   27
 Section 10.2 Brokers.....................................................   27
 Section 10.3 Notices.....................................................   28
 Section 10.4 Descriptive Headings........................................   28
 Section 10.5 Entire Agreement; Assignment................................   28
 Section 10.6 Governing Law...............................................   28
 Section 10.7 Specific Performance........................................   28
 Section 10.8 Counterparts................................................   29
 Exhibit A-1  Irrevocable Proxy...........................................   30
 Exhibit A-2  Irrevocable Proxy...........................................   32
 Exhibit A-3  Irrevocable Proxy...........................................   35
 Exhibit B    Form of Company Rights Plan Amendment.......................   37
 Exhibit C    Form of Affiliate Letter for Affiliates of the Company......   40
 Exhibit D    Form of Affiliate Letter for Affiliates of Parent...........   43

                        AMENDED AND RESTATED AGREEMENT

                              AND PLAN OF MERGER

  AMENDED AND RESTATED AGREEMENT AND PLAN OF MERGER, dated as of May 26, 1998 (the "Agreement"), by and among Acxiom Corporation, a Delaware corporation ("Parent"), ACX Acquisition Co., Inc., a Delaware corporation and a wholly owned subsidiary of Parent ("Sub"), and May & Speh, Inc., a Delaware corporation (the "Company").

  WHEREAS, Parent, Sub and the Company entered into an Agreement and Plan of Merger dated as of May 26, 1998 (the "Original Agreement"); and

  WHEREAS, the Boards of Directors of Parent, Sub and the Company have approved and authorized this Amended and Restated Merger Agreement providing for certain clarifications of the Original Agreement and on July 29, 1998, Parent, Sub and the Company entered into this Amended and Restated Merger Agreement; and

  WHEREAS, the Boards of Directors of Parent and Sub and the Company deem it advisable and in the best interests of their respective stockholders that Parent combine with the Company, and such Boards of Directors have approved the merger (the "Merger") of Sub with and into the Company upon the terms and subject to the conditions set forth herein; and

  WHEREAS, concurrently with the execution and delivery of this Agreement, and as a condition and inducement to the Company's willingness to enter into this Agreement, a holder of shares of Parent's common stock, par value $.10 per share (the "Parent Common Stock") is granting the Company an irrevocable proxy in the form attached hereto as Exhibit A-1 (the "Parent Stock Proxy"), to vote such shares of Parent Common Stock; and

  WHEREAS, concurrently with the execution and delivery of this Agreement and as a condition and inducement to Parent's and Sub's willingness to enter into this Agreement, certain holders of shares of the Company's Common Stock, par value $.01 per share (the "Company Common Stock"), are granting Parent irrevocable proxies, in the forms attached hereto as Exhibits A-2 and A-3 (the "Company Stock Proxies" and, together with the Parent Stock Proxy, the "Proxies"), to vote such shares of Company Common Stock; and

  WHEREAS, immediately following the execution and delivery of this Agreement, the Company and Parent will enter into a stock option agreement (the "Company Option Agreement"), pursuant to which the Company will grant Parent the option to purchase shares of Company Common Stock, upon the terms and subject to the conditions set forth therein; and

  WHEREAS, immediately following the execution and delivery of this Agreement, the Company and Parent will enter into a stock option agreement (the "Parent Option Agreement"), pursuant to which Parent will grant the Company the option to purchase shares of Parent Common Stock, upon the terms and subject to the conditions set forth therein; and

  WHEREAS, for U.S. federal income tax purposes, it is intended that the Merger shall qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code") and this Agreement is hereby adopted as a plan of reorganization for purposes of Section 368 of the Code; and

  WHEREAS, for financial accounting purposes, it is intended that the Merger shall be accounted for as a pooling of interests under United States generally accepted accounting principles.

  NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth herein and in the Proxies, the parties hereto agree as follows:

                                   ARTICLE I

                                  THE MERGER

  Section 1.1 The Merger. Upon the terms and subject to the conditions set forth herein, at the Effective Time (as defined in Section 1.2 hereof), Sub shall be merged with and into the Company and the separate existence of Sub shall thereupon cease, and the name of the Company, as the surviving corporation in the Merger (the "Surviving Corporation"), shall by virtue of the Merger be "May & Speh, Inc." The Merger shall have the effects set forth in Section 259 of the General Corporation Law of the State of Delaware (the "GCL").

  Section 1.2 Effective Time of the Merger. The Merger shall become effective when a properly executed certificate of merger (the "Certificate of Merger") is duly filed with the Secretary of State of the State of Delaware, which filing shall be made as soon as practicable after the closing of the transactions contemplated by this Agreement in accordance with Section 3.6 hereof. When used in this Agreement, the term "Effective Time" shall mean the date and time at which the Certificate of Merger is so filed.

                                  ARTICLE II

                           THE SURVIVING CORPORATION

  Section 2.1 Certificate of Incorporation. The Certificate of Incorporation of Sub in effect immediately prior to the Effective Time shall be the Certificate of Incorporation of the Surviving Corporation (except that Article I of the Certificate of Incorporation shall be amended as of the Effective Time to read as follows "The name of the Corporation is May & Speh, Inc.").

  Section 2.2 By-Laws. Subject to Section 7.11 hereof, the By-Laws of Sub as in effect immediately prior to the Effective Time shall be the By-Laws of the Surviving Corporation.

  Section 2.3 Directors and Officers of Surviving Corporation. (a) The directors of Sub immediately prior to the Effective Time shall be the initial directors of the Surviving Corporation and shall hold office from the Effective Time until their respective successors are duly elected or appointed and qualify in the manner provided in the Certificate of Incorporation and ByLaws of the Surviving Corporation or as otherwise provided by law.

  (b) The officers of the Company immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation and shall hold office from the Effective Time until their respective successors are duly elected or appointed and qualify in the manner provided in the Certificate of Incorporation and By-Laws of the Surviving Corporation, or as otherwise provided by law.

                                  ARTICLE III

                             CONVERSION OF SHARES

  Section 3.1 Exchange Ratio. At the Effective Time, by virtue of the Merger and without any action on the part of the holders of any of the capital stock of Sub or the Company:

    (a) Each share of Company Common Stock (the "Shares") issued and outstanding immediately prior to the Effective Time (other than Shares held by Parent or any direct or indirect wholly owned subsidiary of Parent or Shares to be cancelled pursuant to Section 3.1(b)) shall be converted into the right to receive .80 (the "Exchange Ratio") of a validly issued, fully paid and non-assessable share of common stock, par value $.10 per share, of Parent ("Parent Shares"), payable upon the surrender of the certificate formerly representing such Share. Holders of Shares shall also have the right to receive together with each Parent Share issued in the Merger, one associated preferred stock purchase right (a "Parent Right") in accordance with the Rights Agreement dated as of January 28, 1998 (the "Parent Rights Agreement"), between Parent and First Chicago Trust Company of New York. References herein to the Parent Shares issuable in the Merger shall be deemed to include the associated Parent Rights.

    (b) Each Share held in the treasury of the Company and each Share held by Parent or any direct or indirect wholly owned subsidiary of Parent immediately prior to the Effective Time shall be cancelled and retired and cease to exist and no consideration shall be delivered in exchange therewith.

    (c) Each share of Common Stock, par value $.01 per share, of Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one validly issued, fully paid and non-assessable share of common stock, par value $.01 per share, of the Surviving Corporation, and the Surviving Corporation shall be a wholly owned subsidiary of Parent.

  Section 3.2 Exchange of Shares. Parent shall authorize one or more persons (reasonably satisfactory to the Company) to act as exchange agent hereunder (the "Exchange Agent"). As soon as practicable after the Effective Time, Parent shall make available, and each holder of Shares will be entitled to receive, upon surrender to the Exchange Agent of one or more certificates representing such Shares for cancellation, certificates representing the number of Parent Shares into which such Shares are converted in the Merger. The Parent Shares into which the Shares shall be converted in the Merger shall be deemed to have been issued at the Effective Time.

  Section 3.3 Dividends; Transfer Taxes. No dividends that are declared on Parent Shares will be paid to persons entitled to receive certificates representing Parent Shares until such persons surrender their certificates representing Shares. Upon such surrender, there shall be paid to the person in whose name the certificates representing such Parent Shares shall be issued, any dividends which shall have become payable with respect to such Parent Shares between the Effective Time and the time of such surrender. In no event shall the person entitled to receive such dividends be entitled to receive interest on such dividends. If any certificates for any Parent Shares are to be issued in a name other than that in which the certificate representing Shares surrendered in exchange therefor is registered it shall be a condition of such exchange that the person requesting such exchange shall pay to the Exchange Agent any transfer or other taxes required by reason of the issuance of certificates for such Parent Shares in a name other than that of the registered holder of the certificate surrendered or shall establish to the satisfaction of the Exchange Agent that such tax has been paid or is not applicable. Notwithstanding the foregoing, neither the Exchange Agent nor any party hereto shall be liable to a holder of Shares for any Parent Shares or dividends thereon or, in accordance with Section 3.4 hereof, proceeds of the sale of fractional interests, delivered to a public official pursuant to applicable escheat laws.

  Section 3.4 No Fractional Securities. No certificates or scrip representing fractional Parent Shares shall be issued upon the surrender for exchange of certificates representing Shares pursuant to this Article III and no dividend, stock split-up or other change in the capital structure of Parent shall relate to any fractional security, and such fractional interests shall not entitle the owner thereof to vote or to any rights of a security holder. In lieu of any such fractional securities, each holder of Shares who would otherwise have been entitled to a fraction of a Parent Share upon surrender of stock certificates for exchange pursuant to this Article III will be paid cash upon such surrender in an amount equal to the product of such fraction multiplied by the closing sale price of Parent Shares on the National Association of Securities Dealers Automated Quotations National Market System (the "NASDAQ") on the day of the Effective Time, or, if the Parent Shares are not so traded on such day, the closing sale price on the next preceding day on which such stock was traded on the NASDAQ.

  Section 3.5 Certain Adjustments. If between the date hereof and the Effective Time, the outstanding shares of Parent Common Stock or of Company Common Stock shall be changed into a different number of shares by reason or reclassification, recapitalization, split-up, combination or exchange of shares, or any dividend payable in stock or other securities shall be declared thereon with a record date within such period, the Exchange Ratio shall be adjusted accordingly to provide the holders of Company Common Stock, the same economic effect as contemplated by this Agreement prior to such reclassification, recapitalization, split-up, combination, exchange or dividend.

  Section 3.6 Closing of Company Transfer Books. At the Effective Time, the stock transfer books of the Company shall be closed and no transfer of Shares shall thereafter be made. From and after the Effective Time, the holders of the Shares issued and outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Shares, except as otherwise provided herein. If, after the Effective Time, certificates representing Shares are presented to the Surviving Corporation, they shall be cancelled and exchanged for certificates representing Parent Shares and cash in lieu of any fractional shares in accordance with Section 3.4 hereof.

  Section 3.7 Closing. The closing of the transactions contemplated by this Agreement (the "Closing") shall take place at the offices of Skadden, Arps, Slate, Meagher & Flom LLP, 919 Third Avenue, New York, New York, at 10:00 a.m., local time, on the later of (a) the date of the stockholders' meetings referred to in Section 7.4 hereof or (b) the day on which all of the conditions set forth in Article VIII hereof are satisfied or waived, or at such other date, time and place as Parent and the Company shall agree.

                                  ARTICLE IV

                   REPRESENTATIONS AND WARRANTIES OF PARENT

  Parent represents and warrants to the Company as follows:

  Section 4.1 Organization. Parent is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has the corporate power to carry on its business as it is now being conducted or presently proposed to be conducted. Parent is duly qualified as a foreign corporation to do business, and is in good standing, in each jurisdiction where the character of its properties owned or held under lease or the nature of its activities make such qualification necessary, except where such failures to be so qualified would not in the aggregate have a material adverse effect on the business, assets, liabilities, condition (financial or otherwise) or results of operations of Parent and its subsidiaries, taken as a whole (a "Parent Material Adverse Effect"). Sub is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. Sub has not engaged in any business since the date of its incorporation.

  Section 4.2 Capitalization. The authorized capital stock of Parent consists of 200,000,000 shares of Common Stock, par value $.10 per share, and 1,000,000 shares of Preferred Stock, par value $.01 per share ("Parent Preferred Stock"), of which 200,000 shares have been designated as Participating Preferred Stock (the "Participating Preferred Stock"). As of the date hereof, (i) 52,446,883 Parent Shares were issued and outstanding and (ii) no shares of Parent Preferred Stock were issued and outstanding. Except as set forth on Schedule 4.2 hereto, all of the issued and outstanding Parent Shares are validly issued, fully paid and nonassessable and free of preemptive rights. All of the Parent Shares issuable in exchange for Shares at the Effective Time in accordance with this Agreement will be, when so issued, duly authorized, validly issued, fully paid and nonassessable. The authorized capital stock of Sub consists of 1,000 shares of Common Stock, par value $.01 per share, 100 shares of which are validly issued and outstanding, fully paid and nonassessable and are owned by Parent. Except as set forth in Schedule 4.2 hereto, there are no outstanding options, warrants, subscriptions, calls, rights, convertible securities or other agreements or commitments obligating Parent to issue, transfer or sell any of its securities other than: (i) rights to acquire shares of Participating Preferred Stock pursuant to the Parent Rights Agreement, and (ii) options to receive or acquire 7,725,516 Parent Shares pursuant to employee incentive or benefit plans, programs and arrangements ("Parent Employee Stock Options") and
(iii) the Parent Option Agreement.

  Section 4.3 Subsidiaries. Schedule 4.3 hereto sets forth each direct or indirect interest owned by Parent in any other corporation, partnership, joint venture or other business association or entity, foreign or domestic, of which Parent or any of its other Parent Subsidiaries owns, directly or indirectly, greater than fifty percent of the shares of capital stock or other equity interests (including partnership interests) entitled to cast at least a majority of the votes that may be cast by all shares or equity interests having ordinary voting power for the election of directors or other governing body of such entity (each such entity is hereinafter referred to as a "Parent Subsidiary" and are hereinafter collectively referred to as the "Parent Subsidiaries"). Each Parent Subsidiary is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation. Each Parent Subsidiary is duly qualified as a foreign corporation to do business, and is in good standing, in each jurisdiction where the character of its properties owned or held under lease or the nature of its activities makes such qualification necessary except where the failure to be so qualified will not have a Parent Material Adverse Effect. Each Parent Subsidiary has the corporate power to carry on its business as it is now being conducted or presently proposed to be conducted. All of the outstanding shares of capital stock of the Parent Subsidiaries are validly issued, fully paid and nonassessable. Except as set forth on Schedule 4.3, all of the outstanding shares of capital stock of, or other ownership interests in, each of the Parent Subsidiaries are owned by Parent or by a Parent Subsidiary free and clear of any liens, claims, charges or encumbrances. There are not now, and at the Effective Time there will not be, any outstanding options, warrants, subscriptions, calls, rights, convertible securities or other agreements or commitments obligating Parent or any Parent Subsidiary to issue, transfer or sell any securities of any Parent Subsidiary. There are not now, and at the Effective Time there will not be, any voting trusts or other agreements or understandings to which Parent or any of the Parent Subsidiaries is a party or is bound with respect to the voting of the capital stock of Parent or any of the Parent Subsidiaries.

  Section 4.4 Authority Relative to this Agreement. Each of Parent and Sub has the corporate power to enter into this Agreement, the Parent Option Agreement and the Company Option Agreement, to carry out its obligations hereunder and thereunder and to consummate the Merger. The execution and delivery of this
Agreement,  the Parent  Option  Agreement  and the Company  Option  Agreement by
Parent and Sub, the consummation by Parent and Sub of the transactions contemplated hereby and thereby and the consummation of the Merger have been duly authorized by the Boards of Directors of Parent and Sub, and by the
Disinterested Directors (pursuant to Article Tenth, Section (b) of Parent's Certificate of Incorporation) and by Parent as the sole stockholder of Sub, and, except for the approvals of Parent's stockholders to be sought at the stockholders' meeting contemplated by Section 7.4(b) hereof no other corporate proceedings on the part of Parent or Sub are necessary to authorize this Agreement or the transactions contemplated hereby. This Agreement, the Parent Option Agreement and the Company Option Agreement have been duly and validly executed and delivered by each of Parent and Sub and, assuming the due authorization, execution and delivery by the other party hereto and thereto, this Agreement, the Parent Option Agreement and the Company Option Agreement constitute valid and binding agreements of each of Parent and Sub, enforceable against Parent and Sub in accordance with their respective terms, except insofar as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors' rights generally, or principles governing the availability of equitable remedies.

  Section 4.5 Consents and Approvals; No Violations. Except for applicable requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the "HSR Act"), the Securities Act of 1933, as amended (the "Securities Act"), the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the rules and regulations of NASDAQ, state securities or blue sky laws, and the filing and recordation of a Certificate of Merger as required by the GCL, no filing with, and no permit, authorization, consent or approval of, any public body or authority is necessary for the consummation by Parent and Sub of the transactions contemplated by this Agreement, the Parent Option Agreement and the Company Option Agreement. Except as set forth on Schedule 4.5, neither the execution and delivery of this Agreement, the Parent Option Agreement or the Company Option Agreement by Parent or Sub nor the consummation by Parent or Sub of the transactions contemplated hereby or thereby, nor compliance by Parent or Sub with any of the provisions hereof or thereof will (a) conflict with or result in any breach of any provisions of the Certificate of Incorporation or By-Laws of Parent or of Sub, (b) result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration) under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, license, contract, agreement or other instrument or obligation to which Parent or any of its subsidiaries is a party or by which any of them or any of their properties or assets may be bound or (c) violate any order, writ, injunction, decree, statute, rule or regulation applicable to Parent, any of its subsidiaries or any of their properties or assets, except in the case of clauses (b) and (c) for violations, breaches or defaults which would not individually or in the aggregate have a Parent Material Adverse Effect.

  Section 4.6 Reports and Financial Statements. Parent has filed all reports required to be filed with the Securities and Exchange Commission (the "SEC") pursuant to the Exchange Act since March 31, 1996 (such reports together with all registration statements, prospectuses and information statements filed by the Company since March 31, 1996 being hereinafter collectively referred to as the "Parent SEC Reports"), and has previously furnished the Company with true and complete copies of all such Parent SEC Reports. None of such Parent SEC Reports, as of their respective dates, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. As of their respective dates, all such Parent SEC Reports complied as to form in all material respects with the applicable requirements of the Securities Act. Each of the balance sheets (including the related notes) included in the Parent SEC Reports fairly presents the consolidated financial position of Parent and its subsidiaries as of the respective dates thereof, and the other related statements (including the related notes) included therein fairly present the results of operations and the changes in financial position of Parent and its subsidiaries for the respective periods or as of the respective dates set forth therein (subject, where appropriate, to normal year-end adjustments), all in conformity with generally accepted accounting principles consistently applied during the periods involved except as otherwise noted therein.

  Section 4.7 Absence of Certain Changes or Events. Except as set forth in the Parent SEC Reports, since December 31, 1997, neither Parent nor any of the
Parent Subsidiaries has: (a) suffered any change which had or would have a Parent Material Adverse Effect or (b) subsequent to the date hereof, except as permitted by Section 6.2 hereof, conducted its business and operations other than in the ordinary course of business and consistent with past practices.

  Section 4.8 Litigation. Except for litigation disclosed in the Parent SEC Reports and except as set forth on Schedule 4.8, there is no suit, action or proceeding pending or, to the knowledge of Parent, threatened against or affecting Parent or any of its subsidiaries, the outcome of which, is reasonably likely to have a Parent Material Adverse Effect; nor is there any judgment, decree, injunction, rule or order of any court, governmental department, commission, agency, instrumentality or arbitrator outstanding against Parent or any of the Parent Subsidiaries having, or which has or would have, a Parent Material Adverse Effect.

  Section 4.9 Patents, Trademarks, Etc. Except as set forth on Schedule 4.9, to the knowledge of Parent, Parent and the Parent Subsidiaries own or possess adequate licenses or other valid rights to use all material patents, patent rights, trademarks, trademark rights, trade names, trade name rights, copyrights, service marks, licenses, trade secrets, applications for trademarks and for service marks, computer software, software programs, know-how and other proprietary rights and information (collectively,"Proprietary Rights") used or held for use in connection with the business of Parent and the Parent Subsidiaries as currently conducted or as contemplated to be conducted, free and clear of any liens, claims or encumbrances. Except as set forth on Schedule 4.9 hereto, to the knowledge of Parent, the conduct of the business of Parent and the Parent Subsidiaries as currently conducted does not conflict in any way with any Proprietary Right of any third party. Except as set forth in Schedule 4.9 hereto, to the knowledge of Parent there are no infringements of any of the Proprietary Rights owned by or licensed to Parent or any of the Parent Subsidiaries.

  Section 4.10 Information in Disclosure Documents and Registration Statement. None of the information to be supplied by Parent or Sub for inclusion in (a) the Registration Statement to be filed with the SEC by Parent on Form S-4 under the Securities Act for the purpose of registering the Parent Shares to be issued in the Merger (the "Registration Statement") and (b) the joint proxy statement to be distributed in connection with the Parent's and the Company's meeting of stockholders to vote upon this Agreement (the "Proxy Statement") will in the case of the Registration Statement, at the time it becomes effective and at the Effective Time, or, in the case of the Proxy Statement or any amendments thereof or supplements thereto, at the time of the mailing of the Proxy Statement and any amendments or supplements thereto, and at the time of the meeting of stockholders to be held in connection with the Merger, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Registration Statement will comply as to form in all material respects with the provisions of the Securities Act, and the rules and regulations promulgated thereunder.

  Section 4.11 Absence of Undisclosed Liabilities.

  Other than obligations incurred in the ordinary course of business, neither Parent nor any of the Parent Subsidiaries has any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise, and there is no existing condition, situation or set of circumstances which would reasonably be expected to result in such a liability or obligation which would be required to be disclosed on a consolidated balance sheet under GAAP, except (a) liabilities or obligations reflected in the Parent SEC Reports and (b) liabilities or obligations which would not, individually or in the aggregate, have a Parent Material Adverse Effect.

  Section 4.12 No Default. Neither Parent nor any of the Parent Subsidiaries is in default or violation (and no event has occurred which with notice or the lapse of time or both would constitute a default or violation) of any term, condition or provision of (a) its Certificate of Incorporation or By-Laws, (b) any note, bond, mortgage, indenture, license, agreement, contract, lease, commitment or other obligation to which Parent or any of the Parent Subsidiaries is a party or by which they or any of their properties or assets may be bound, or (c) any order, writ, injunction, decree, statute, rule or regulation applicable to Parent or any of the Parent Subsidiaries, except in the case of clauses (b) and (c) above for defaults or violations which would not have a Parent Material Adverse Effect.

  Section 4.13 Title to Properties; Encumbrances.

  Except as described in the following sentence, each of Parent and the Parent Subsidiaries has good and valid and marketable title to, or a valid leasehold interest in, all of its properties and assets (real, personal and mixed, tangible and intangible) material to the operation of Parent's business and operations, including, without limitation, all such properties and assets reflected in the consolidated balance sheet of Parent and the Parent Subsidiaries as of December 31, 1997 included in Parent's Quarterly Report on Form l0-Q for the period ended on such date (except for properties and assets disposed of in the ordinary course of business and consistent with past practices since December 31, 1997). None of such properties or assets are subject to any liability, obligation, claim, lien, mortgage, pledge, security interest, conditional sale agreement, charge or encumbrance of any kind (whether absolute, accrued, contingent or otherwise), except (i) as set forth in the Parent SEC Reports, and (ii) such encumbrances that do not individually or in the aggregate have a Parent Material Adverse Effect.

  Section 4.14 Compliance with Applicable Law. Each of Parent and the Parent Subsidiaries is in compliance with all applicable laws (whether statutory or otherwise), rules, regulations, orders, ordinances, judgments or decrees of all governmental authorities (federal, state, local, foreign or otherwise) (collectively "Laws") except where the failure to be in such compliance would not, individually or in the aggregate, have a Parent Material Adverse Effect.

  Section 4.15 Labor Matters. Except as set forth in Schedule 4.15 hereto, neither Parent nor any of the Parent Subsidiaries is a party to, or bound by, any collective bargaining agreement, contract or other agreement or understanding with a labor union or labor organization. There is no unfair labor practice or labor arbitration proceeding pending or, to the knowledge of Parent, threatened against Parent or the Parent Subsidiaries relating to their business, except for any such preceding which would not have a Parent Material Adverse Effect. To the knowledge of Parent, there are no organizational efforts with respect to the formation of a collective bargaining unit presently being made or threatened involving employees of Parent or any of the Parent Subsidiaries.

  Section 4.16 Employee Benefit Plans; ERISA. (a) Schedule 4.16 hereto contains a true and complete list of each bonus, deferred compensation, incentive compensation, stock purchase, stock option, severance or termination pay, hospitalization or other medical, life or other insurance, supplemental unemployment benefits, profit-sharing, pension, or retirement plan, program, agreement or arrangement, and each other employee benefit plan, program, agreement or arrangement (the "Parent Plans"), maintained or contributed to or required to be contributed to by (i) Parent, (ii) any Parent Subsidiary or (iii) any trade or business, whether or not incorporated (an "ERISA Affiliate"), that together with Parent would be deemed a "single employer" within the meaning of Section 4001 of the Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations promulgated thereunder ("ERISA"), for the benefit of any employee or former employee of Parent, any Parent Subsidiary or any ERISA Affiliate. Schedule 4.16 hereto identifies each of the Parent Plans that is an "employee benefit plan," as that term is defined in Section 3(3) of ERISA (such plans being hereinafter referred to collectively as the "Parent ERISA Plans").

  (b) With respect to each of the Parent Plans, Parent has heretofore made available to the Company true and complete copies of each of the following documents:

    (i) a copy of the Parent Plan (including all amendments thereto);

    (ii) a copy of the annual report and actuarial report, if required under ERISA, with respect to each such Parent Plan for the last two years;

    (iii) a copy of the most recent Summary Plan Description, together with each Summary of Material Modifications, required under ERISA with respect to such Parent Plan;

    (iv) if the Parent Plan is funded through a trust or any third party funding vehicle, a copy of the trust or other funding agreement (including all amendments thereto) and the latest financial statements thereof; and

    (v) the most recent determination letter received from the Internal Revenue Service with respect to each Parent Plan intended to qualify under Section 401 of the Code.

  (c) No liability under Title IV of ERISA has been incurred by Parent, any Parent Subsidiary or any ERISA Affiliate since the effective date of ERISA that has not been satisfied in full, and no condition exists that presents a material risk to Parent, any Parent Subsidiary or any ERISA Affiliate of incurring a liability under such Title. To the extent this representation applies to Sections 4064, 4069 or 4204 of Title IV of ERISA, it is made not only with respect to the ERISA Plans but also with respect to any employee benefit plan, program, agreement or arrangement subject to Title IV of ERISA to which Parent, a Parent Subsidiary or an ERISA Affiliate made, or was required to make, contributions during the five-year period ending on the Effective Time.

  (d) With respect to each Parent ERISA Plan which is subject to Title IV of ERISA, the present value of accrued benefits under such plan, based upon the actuarial assumptions used for funding purposes in the most recent actuarial report prepared by such plan's actuary with respect to such plan did not exceed, as of its latest valuation date, the then current value of the assets of such plan allocable to such accrued benefits.

  (e) No Parent ERISA Plan or any trust established thereunder has incurred any "accumulated funding deficiency" (as defined in Section 302 of ERISA and Section 412 of the Code), whether or not waived, as of the last day of the most recent fiscal year of each Parent ERISA Plan ended prior to the Effective Time; and all contributions required to be made with respect thereto (whether pursuant to the term of any Parent ERISA Plan or otherwise) on or prior to the Effective Time have been timely made.

  (f) No Parent  ERISA  Plan is a  "multiemployer  pension  plan," as defined in
Section 3(37) of ERISA, nor is any Parent ERISA Plan a plan described in Section 4063(a) of ERISA.

  (g) Each Parent ERISA Plan  intended to be  "qualified"  within the meaning of
Section 401(a) of the Code is so qualified and the trusts maintained thereunder are exempt from taxation under Section 501(a) of the Code.

  (h) Each of the Parent Plans has been operated and administered in all material respects in accordance with applicable laws, including, but not limited to, ERISA and the Code.

  (i) No amounts payable under the Parent Plans will fail to be deductible for federal income tax purposes by virtue of Section 280G of the Code.

  (j) No Parent Plan provides benefits, including without limitation death or medical benefits (whether or not insured), with respect to current or former employees of Parent, any Parent Subsidiary or any ERISA Affiliate beyond their retirement or other termination of service, other than (i) coverage mandated by applicable law, (ii) death benefits or retirement benefits under any "employee pension plan", as that term is defined in Section 3(2) of ERISA, (iii) deferred compensation benefits accrued as liabilities on the books of Parent, any Parent Subsidiary or any ERISA Affiliate or (iv) benefits the full cost of which is borne by the current or former employee (or his beneficiary).

  (k) The consummation of the transactions contemplated by this Agreement will not:

    (i) entitle any current or former employee or officer of Parent, any Parent Subsidiary or any ERISA Affiliate to severance pay, unemployment compensation or any other payment, except as expressly provided in this Agreement,

    (ii) accelerate the time of payment or vesting, or increase the amount of compensation due any such employee or officer, or

    (iii) result in any prohibited transaction described in Section 406 of ERISA or Section 4975 of the Code for which an exemption is not available.

  (l) With respect to each Parent Plan that is funded wholly or partially through an insurance policy, there will be no material liability of Parent, any Parent Subsidiary or any ERISA Affiliate, as of the Effective Time, under any such insurance policy or ancillary agreement with respect to such insurance policy in the nature of a retroactive rate adjustment, loss sharing arrangement or other actual or contingent liability arising wholly or partially out of events occurring prior to the closing.

  (m) There are no pending, threatened or anticipated claims by or on behalf of any of the Parent Plans, by any employee or beneficiary covered under any such Parent Plan, or otherwise involving any such Parent Plan (other than routine claims for benefits).

  (n) Neither Parent, any Parent Subsidiary or any ERISA Affiliate, nor any of the Parent ERISA Plans, nor any trust created thereunder, nor any trustee or administrator thereof has engaged in a transaction in connection with which Parent, any Parent Subsidiary or any ERISA Affiliate, any of the Parent ERISA Plans, any such trust, or any trustee or administrator thereof, or any party dealing with the Parent ERISA Plans or any such trust could be subject to either a material civil liability under Section 409 of ERISA or Section 502(i) of ERISA, or a material tax imposed pursuant to Section 4975 or 4976 of the Code.

  Section 4.17 Vote Required. Approval of the Merger by the stockholders of Parent will require the approval of a majority of the total votes cast in person or by proxy at the stockholders' meeting referred to in Section 7.4. No other vote of the stockholders of Parent, or of the holders of any other securities of Parent (equity or otherwise), is required by law, the Certificate of
Incorporation or By-laws of Parent or otherwise in order for Parent to consummate the Merger, the Parent Option Agreement and the transactions contemplated hereby and thereby.

  Section 4.18 Opinion of Financial Advisor. The Board of Directors of Parent (at a meeting duly called and held) has unanimously determined that the transactions contemplated hereby are fair to and in the best interests of the holders of the Parent Shares. Parent has received the opinion of Stephens Inc., Parent's financial advisor, substantially to the effect that the Exchange Ratio is fair to Parent from a financial point of view.

  Section 4.19 Ownership of Company Common Stock. Except as contemplated by this Agreement, the Proxies and the Company Option Agreement, as of the date hereof, neither Parent nor, to its knowledge without independent investigation, any of its affiliates, (i) beneficially owns (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, or (ii) is party to any agreement, arrangement or understanding for the purpose of acquiring, holding, voting or disposing of, in each case, shares of capital stock of the Company.

  Section 4.20 Pooling. Neither Parent nor any Parent Subsidiary has knowledge of any fact or information which causes, or should reasonably cause, Parent or Subsidiary to believe that the transactions contemplated by this Agreement could not be accounted for as a pooling of interests under Opinion 16 of the Accounting Principles Board and applicable SEC rules and regulations.

  Section 4.21 Taxes. (a) All federal, state, local and foreign Tax Returns required to be filed by or on behalf of Parent, each of the Parent Subsidiaries, and each affiliated, combined, consolidated or unitary group of which Parent or any of its Subsidiaries (i) is a member (a "Current Parent Group") or (ii) has been a member within six years prior to the date hereof but is not currently a member, but only insofar as any such Tax Return relates to a taxable period ending on a date within the last six years (a "Past Parent Group," together with Current Parent Groups, a "Parent Affiliated Group") have been timely filed, and all such Tax Returns are complete and accurate except to the extent any failure to file or any inaccuracies in filed returns would not, individually or in the aggregate, have a Parent Material Adverse Effect (it being understood that the representations made in this Section, to the extent that they relate to Past Parent Groups, are made to the knowledge of Parent). All Taxes due and owing by Parent, any Parent Subsidiary or any Parent Affiliated Group have been timely paid, or adequately reserved for, except to the extent any failure to pay or reserve would not, individually or in the aggregate, have a Parent Material Adverse Effect. There is no audit examination, deficiency, refund litigation, proposed adjustment or matter in controversy with respect to any Taxes due and owing by Parent, any Parent Subsidiary or any Affiliated Group which would, individually or in the aggregate, have a Parent Material Adverse Effect. All assessments for Taxes due and owing by Parent, any Parent Subsidiary or any Parent Affiliated Group with respect to completed and settled examinations or concluded litigation have been paid. Prior to the date of this Agreement, Parent has provided the Company with written schedules of (i) the taxable years of Parent for which the statutes of limitations with respect to U.S. federal income Taxes have not expired, and (ii) with respect to U.S. federal income Taxes, for all taxable years for which the statute of limitations has not yet expired, those years for which examinations have been completed, those years for which examinations are presently being conducted, and those years for which examinations have not yet been initiated. Parent and each of the Parent
Subsidiaries have complied in all material respects with all rules and regulations relating to the payment and withholding of Taxes, except to the extent any such failure to comply would not, individually or in the aggregate, have a Parent Material Adverse Effect.

  (b) Neither Parent nor any of the Parent Subsidiaries is a party to, bound by, or has any obligation under any Tax sharing, allocation, indemnity, or similar contract or arrangement.

  (c) Neither Parent nor any of the Parent Subsidiaries knows of any fact or has taken any action that could reasonably be expected to prevent the Merger from qualifying as a reorganization with the meaning of Section 368(a) of the Code.

  (d) Schedule 4.21 sets forth (i) the taxable years of Parent for which the statute of limitations with respect to Material State income Taxes have not expired, and (ii) with respect to Material State income Taxes, for all taxable years for which the statute of limitations has not expired, those years for which examinations have been completed, those years for which examinations are presently being conducted, and those years for which examinations have not yet been initiated.

  (e) For purposes of this Agreement: (i) "Taxes" means any and all federal, state, local, foreign, provincial, territorial or other taxes, imposts, rates, levies, assessments and other charges of any kind whatsoever whether imposed directly or through withholding (together with any and all interest, penalties, additions to tax and additional amounts applicable with respect thereto), including, without limitation, income, franchise, windfall or other profits, gross receipts, property, sales, use, capital stock, payroll, employment, social security, workers' compensation, unemployment compensation, net worth, excise, withholding, ad valorem and value added taxes, and (ii) "Tax Return" means any declaration, return, report, schedule, certificate, statement or other similar document (including relating or supporting information) required to be filed or, where none is required to be filed with a taxing authority, the statement or other document issued by a taxing authority in connection with any Tax, including, without limitation, any information return, claim for refund, amended return or declaration of estimated Tax. For purposes of this
Section 4.21 "Material State" means any state for which the average allocation percentage of Parent and the Parent Subsidiaries for the past three years exceeds ten percent (10%).

  Section 4.22 Contracts. Except as set forth on Schedule 4.22 hereto, neither Parent nor any of the Parent Subsidiaries is party to any agreement (whether written or oral) that (a) involves performance of services or delivery of goods or materials of an amount or value in excess of $3 million per year; or (b) is a software licensing agreement involving an amount or value in excess of $2,000,000 (the "Parent Contracts"). Each Parent Contract is valid and binding on Parent and is in full force and effect, and Parent and each of the Parent Subsidiaries have in all material respects performed all obligations required to be performed by them to date under each Parent Contract, except where such noncompliance, individually or in the aggregate, would not have a Parent Material Adverse Effect. Neither Parent nor any of the Parent Subsidiaries knows of, or has received notice of, any violation or default under any Parent Contract except for such violations or defaults as would not in the aggregate have a Parent Material Adverse Effect.

                                   ARTICLE V

                 REPRESENTATIONS AND WARRANTIES OF THE COMPANY

  The Company represents and warrants to Parent and Sub as follows:

  Section 5.1 Organization. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has the corporate power to carry on its business as it is now being conducted or presently proposed to be conducted. The Company is duly qualified as a foreign corporation to do business, and is in good standing, in each jurisdiction where the character of its properties owned or held under lease or the nature of its activities makes such qualification necessary, except such failures to be so qualified which would not in the aggregate have a material adverse effect on the business, assets, liabilities, condition (financial or otherwise) or results of operations of the Company and its subsidiaries taken as a whole (a "Company Material Adverse Effect").

  Section 5.2 Capitalization. The authorized capital stock of the Company consists of 50,000,000 shares of Common Stock, par value $.01 per share and 2,000,000 shares of Preferred Stock, no par value ("Company Preferred Stock"), of which 300,000 shares have been designated as Series A Participating Preferred Stock. As of the date hereof, 26,073,654 shares of Company Common Stock were issued and outstanding and no shares of Company Preferred Stock were issued and outstanding. All of the issued and outstanding Shares are validly issued, fully paid and nonassessable and free of preemptive rights. Except for (i) the 7,228,153 shares of Company Common Stock issuable upon the conversion of the 5 1/4% Convertible Subordinated Notes due 2003, (ii) options to receive or acquire 4,643,503 shares of Company Common Stock granted (or to be granted pursuant to Section 6.1(c)) pursuant to employee incentive or benefit plans, programs and arrangements of the Company ("Employee Stock Options"), which options are listed by optionee, price per share, date of grant and number of shares covered thereby on Schedule 5.2 hereto, (iii) warrants to purchase 180,000 shares of Company Common Stock and (iv) the rights (the "Company Rights") to acquire shares of Series A Participating Preferred Stock pursuant to the Rights Agreement between the Company and Harris Trust and Savings Bank dated March 1, 1996 (the "Company Rights Agreement"), and as otherwise provided for in this Agreement and the Company Option Agreement, there are not now, and at the Effective Time there will not be, any shares of capital stock of the Company issued or outstanding or any options, warrants, subscriptions, calls, rights, convertible securities or other agreements or commitments obligating the Company to issue, transfer or sell any shares of its capital stock. Except as provided in this Agreement or in the Schedules hereto, after the Effective Time, the Company will have no obligation to issue, transfer or sell any shares of its capital stock pursuant to any employee benefit plan or otherwise.

  Section 5.3 Subsidiaries. Schedule 5.3 hereto sets forth each direct or indirect interest owned by the Company in any other corporation, partnership, joint venture or other business association or entity, foreign or domestic, of which the Company or any of its other Subsidiaries owns, directly or indirectly, greater than fifty percent of the shares of capital stock or other equity interests (including partnership interests) entitled to cast at least a majority of the votes that may be cast by all shares or equity interests having ordinary voting power for the election of directors or other governing body of such entity (each such entity is hereinafter referred to as a Subsidiary and are hereinafter collectively referred to as the "Subsidiaries".) Each Subsidiary is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation. Each Subsidiary is duly qualified as a foreign corporation to do business, and is in good standing, in each jurisdiction where the character of its properties owned or held under lease or the nature of its activities makes such qualification necessary except where the failure to be so qualified will not have a Company Material Adverse Effect. Each Subsidiary has the corporate power to carry on its business as it is now being conducted or presently proposed to be conducted. All of the outstanding shares of capital stock of the Subsidiaries are validly issued, fully paid and nonassessable and are owned by the Company or by a Subsidiary free and clear of any liens, claims, charges or encumbrances. There are not now, and at the Effective Time there will not be, any outstanding options, warrants, subscriptions, calls, rights, convertible securities or other agreements or commitments obligating the Company or any Subsidiary to issue, transfer or sell any securities of any Subsidiary. There are not now, and at the Effective Time there will not be, any voting trusts or other agreements or understandings to which the Company or any of the Subsidiaries is a party or is bound with respect to the voting of the capital stock of the Company or any of the Subsidiaries.

  Section 5.4 Authority Relative to this Agreement. The Company has the corporate power to enter into this Agreement, the Parent Option Agreement and the Company Option Agreement, to carry out its obligations hereunder and thereunder and to consummate the Merger. The execution and delivery of this Agreement, the Parent Option Agreement and the Company Option Agreement by the Company, the consummation by the Company of the transactions contemplated hereby and thereby and the consummation of the Merger have been duly authorized by the Company's Board of Directors and, except for the approval of its stockholders to be sought at the stockholders meeting contemplated by Section 7.4 hereof and the filing of the Certificate of Merger as required by the GCL, no other corporate proceedings on the part of the Company are necessary to authorize this Agreement, the Parent Option Agreement and the Company Option Agreement, the transactions contemplated hereby and thereby or the consummation of the Merger. This Agreement, the Parent Option Agreement and the Company Option Agreement have been duly and validly executed and delivered by the Company and, assuming due authorization, execution and delivery by the other parties hereto, this Agreement, the Parent Option Agreement and the Company Option Agreement constitute valid and binding agreements of the Company, enforceable against the Company in accordance with their terms, except insofar as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors' rights generally, or principles governing the availability of equitable remedies.

  Section 5.5 Consents and Approvals; No Violations. Except for applicable requirements of the HSR Act, the Securities Act, the Exchange Act, state securities or blue sky laws, the rules and regulations of NASDAQ and the filing and recordation of a Certificate of Merger as required by the GCL, no filing with, and no permit, authorization, consent or approval of, any public body or authority is necessary for the consummation by the Company of the transactions contemplated by this Agreement, the Parent Option Agreement and the Company Option Agreement. Neither the execution and delivery of this Agreement, the Parent Option Agreement or the Company Option Agreement by the Company, nor the consummation by the Company of the transactions contemplated hereby or thereby, nor compliance by the Company with any of the provisions hereof or thereof, will
(a) conflict with or result in any breach of any provisions of the Certificate of Incorporation or By-Laws of the Company or any of the Subsidiaries, (b) except as set forth on Schedule 5.5(b), result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration) under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, license, contract, agreement or other instrument or obligation to which the Company or any of the Subsidiaries is a party or by which any of them or any of their properties or assets may be bound or (c) violate any order, writ, injunction, decree, statute, rule or regulation applicable to the Company, any of the Subsidiaries or any of their properties or assets, except in the case of clauses (b) and (c) for violations, breaches or defaults which would not individually or in the aggregate have a Company Material Adverse Effect.

  Section 5.6 Reports and Financial Statements. The Company has filed all reports required to be filed with the SEC pursuant to the Exchange Act since March 26, 1996 (such reports, together with all registration statements, prospectuses and information statements filed by the Company since March 26, 1996, being hereinafter collectively referred to as the "Company SEC Reports"), and has previously furnished Parent with true and complete copies of all such Company SEC Reports. None of such Company SEC Reports, as of their respective dates, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. As of their respective dates, all such Company SEC Reports complied as to form in all material respects with the applicable requirements of the Securities Act. Each of the balance sheets (including the related notes) included in the Company SEC Reports fairly presents the consolidated financial position of the Company and the Subsidiaries as of the respective dates thereof, and the other related statements (including the related notes) included therein fairly present the results of operations and the changes in financial position of the Company and the Subsidiaries for the respective periods or as of the respective dates set forth therein (subject, where appropriate, to normal year-end adjustments), all in conformity with generally accepted accounting principles consistently applied during the periods involved, except as otherwise noted therein.

  Section  5.7  Absence  of Certain  Changes  or Events.  Except as set forth in
Schedule 5.7 hereto or in the Company SEC Reports, since September 30, 1997, neither the Company nor any of the Subsidiaries has: (a) suffered any change which had or would have a Company Material Adverse Effect or (b) subsequent to the date hereof, except as permitted by Section 6.1 hereof, conducted its business and operations other than in the ordinary course of business and consistent with past practices.

  Section 5.8 Litigation. Except for litigation disclosed in the Company SEC Reports there is no suit, action or proceeding pending or, to the knowledge of the Company, threatened against or affecting the Company or any of its Subsidiaries the outcome of which is reasonably likely to have a Company Material Adverse Effect; nor is there any judgment, decree, injunction, rule or order of any court, governmental department, commission, agency, instrumentality or arbitrator outstanding against the Company or any of its Subsidiaries, which has or would have a Company Material Adverse Effect.

  Section 5.9 Patents, Trademarks, Etc. Except as set forth in Schedule 5.9, to the knowledge of the Company, the Company and its Subsidiaries own or possess adequate licenses or other valid rights to use all Proprietary Rights used or held for use in connection with the business of the Company and its Subsidiaries as currently conducted or as contemplated to be conducted, free and clear of any liens, claims or encumbrances. Except as set forth in Schedule 5.9, to the knowledge of the Company, the conduct of the business of the Company and its Subsidiaries as currently conducted does not conflict in any way with any Proprietary Right of any third party. To the knowledge of the Company there are no infringements of any of the Proprietary Rights owned by or licensed to the Company or any of its Subsidiaries.

  Section 5.10 Information in Disclosure Documents and Registration Statement. None of the information to be supplied by the Company for inclusion in the Proxy Statement or the Registration Statement, other than the information to be supplied by Parent or Sub, will, in the case of the Registration Statement, at the time it becomes effective and at the Effective Time, or, in the case of the Proxy Statement or any amendments thereof or supplements thereto, at the time of the mailing of the Proxy Statement and any amendments or supplements thereto, and at the time of the meeting of stockholders of the Company to be held in connection with the Merger, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Proxy Statement will comply as to form in all material respects with the provisions of the Exchange Act, and the rules and regulations promulgated thereunder.

  Section 5.11 Absence of Undisclosed Liabilities. Other than obligations incurred in the ordinary course of business, neither the Company nor any of its Subsidiaries has any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise, and there is no existing condition, situation or set of circumstances which would reasonably be expected to result in such a liability or obligation which would be required to be disclosed on a consolidated balance sheet under GAAP, except (a) liabilities or obligations reflected in the Company SEC Reports and (b) liabilities or obligations which would not, individually or in the aggregate, have a Company Material Adverse Effect.

  Section 5.12 No Default. Neither the Company nor any of the Subsidiaries is in default or violation (and no event has occurred which with notice or the lapse of time or both would constitute a default or violation) of any term, condition or provision of (a) its Certificate of Incorporation or By-Laws, (b) any note, bond, mortgage, indenture, license, agreement, contract, lease, commitment or other obligation to which the Company or any of the Subsidiaries is a party or by which they or any of their properties or assets may be bound, or (c) any order, writ, injunction, decree, statute, rule or regulation applicable to the Company or any of the Subsidiaries, except in the case of clauses (b) and (c) above for defaults or violations which would not individually or in the aggregate have a Company Material Adverse Effect.

  Section 5.13 Taxes. (a) All federal, state, local and foreign Tax Returns required to be filed by or on behalf of the Company, each of its Subsidiaries, and each affiliated, combined, consolidated or unitary group of which the Company or any of its Subsidiaries (i) is a member (a "Current Company Group") or (ii) has been a member within six years prior to the date hereof but is not currently a member, but only insofar as any such Tax Return relates to a taxable period ending on a date within the last six years (a "Past Company Group," together with Current Company Groups, a "Company Affiliated Group") have been timely filed, and all such Tax Returns are complete and accurate except to the extent any failure to file or any inaccuracies in filed returns would not, individually or in the aggregate, have a Company Material Adverse Effect (it being understood that the representations made in this Section, to the extent that they relate to Past Company Groups, are made to the knowledge of the Company). All Taxes due and owing by the Company, any Subsidiary of the Company or any Company Affiliated Group have been timely paid, or adequately reserved for, except to the extent any failure to pay or reserve would not, individually or in the aggregate, have a Company Material Adverse Effect. There is no audit examination, deficiency, refund litigation, proposed adjustment or matter in controversy with respect to any Taxes due and owing by the Company, any Subsidiary or any Affiliated Group which would, individually or in the aggregate, have a Company Material Adverse Effect. All assessments for Taxes due and owing by the Company, any Subsidiary or any Company Affiliated Group with respect to completed and settled examinations or concluded litigation have been paid. Schedule 5.13 sets forth (i) the taxable years of the Company for which the statutes of limitations with respect to U.S. federal income Taxes have not expired, and (ii) with respect to U.S. federal income Taxes, for all taxable years for which the statute of limitations has not yet expired, those years for which examinations have been completed, those years for which examinations are presently being conducted, and those years for which examinations have not yet been initiated. The Company and each of its Subsidiaries have complied in all material respects with all rules and regulations relating to the payment and withholding of Taxes, except to the extent any such failure to comply would not, individually or in the aggregate, have a Company Material Adverse Effect.

  (b) Neither the Company nor any of its Subsidiaries is a party to, bound by, or has any obligation under any Tax sharing, allocation, indemnity, or similar contract or arrangement.

  (c) Neither the Company nor any of its Subsidiaries knows of any fact or has taken any action that could reasonably be expected to prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

  (d) Schedule 5.13 sets forth (i) the taxable years of the Company for which the statute of limitations with respect to Material State income Taxes have not expired, and (ii) with respect to Material State income Taxes, for all taxable years for which the statute of limitations has not expired, those years for which examinations have been completed, those years for which examinations are presently being conducted, and those years for which examinations have not yet been initiated.

  (e) For purposes of this Section 5.13: "Material State" means any state for which the average allocation percentage of the Company and its Subsidiaries for the past three years exceeds ten percent (10%).

  Section 5.14 Title to Properties; Encumbrances. Except as described in the following sentence, each of the Company and the Subsidiaries has good and marketable title to, or a valid leasehold interest in, all of its properties and assets (real, personal and mixed, tangible and intangible material to the operations and business of the Company), including, without limitation, all such properties and assets reflected in the consolidated balance sheet of the Company and the Subsidiaries as of March 31, 1998 included in the Company's Quarterly Report on Form 10-Q for the period ended on such date (except for properties and assets disposed of in the ordinary course of business and consistent with past practices since March 31, 1998). None of such properties or assets are subject to any liability, obligation, claim, lien, mortgage, pledge, security interest, conditional sale agreement, charge or encumbrance of any kind (whether absolute, accrued, contingent or otherwise), except (i) as set forth in the Company SEC Reports or in Schedule 5.14 hereto, and (ii) such encumbrances that do not individually or in the aggregate have a Company Material Adverse Effect.

  Section 5.15 Compliance with Applicable Law. Each of the Company and the Subsidiaries is in compliance with all applicable Laws (whether statutory or otherwise), except where the failure to be in such compliance would not, individually or in the aggregate, have a Company Material Adverse Effect.

  Section 5.16 Labor Matters. Except as set forth on Schedule 5.16, neither the Company nor any of the Subsidiaries is a party to, or bound by, any collective bargaining agreement, contract or other agreement or understanding with a labor union or labor organization. There is no unfair labor practice or labor arbitration proceeding pending or, to the knowledge of the Company, threatened against the Company or the Subsidiaries relating to their business, except for any such preceding which would not have a Company Material Adverse Effect. To the knowledge of the Company, there are no organizational efforts with respect to the formation of a collective bargaining unit presently being made or threatened involving employees of the Company or any of the Subsidiaries.

  Section 5.17 Employee Benefit Plans; ERISA. (a) Schedule 5.17 hereto contains a true and complete list of each bonus, deferred compensation, incentive compensation, stock purchase, stock option, severance or termination pay, hospitalization or other medical, life or other insurance, supplemental unemployment benefits, profit-sharing, pension, or retirement plan, program, agreement or arrangement, and each other employee benefit plan, program, agreement or arrangement (the "Plans"), maintained or contributed to or required to be contributed to by (i) the Company, (ii) any Subsidiary or (iii) any ERISA Affiliate, that together with the Company would be deemed a "single employer" within the meaning of Section 4001 of ERISA, for the benefit of any employee or former employee of the Company, any Subsidiary or any ERISA Affiliate. Schedule 5.17(a) hereto identifies each of the Plans that is an "employee benefit plan," as that term is defined in Section 3(3) of ERISA (such plans being hereinafter referred to collectively as the "ERISA Plans").

  (b) With respect to each of the Plans, the Company has heretofore delivered or will deliver to Parent true and complete copies of each of the following documents:

    (i) a copy of the Plan (including all amendments thereto);

    (ii) a copy of the annual report and actuarial report, if required under ERISA, with respect to each such Plan for the last two years;

    (iii) a copy of the most recent Summary Plan Description, together with each Summary of Material Modifications, required under ERISA with respect to such Plan;

    (iv) if the Plan is funded through a trust or any third party funding vehicle, a copy of the trust or other funding agreement (including all amendments thereto) and the latest financial statements thereof; and

    (v) the most recent determination letter received from the Internal Revenue Service with respect to each Plan intended to qualify under Section 401 of the Code.

  (c) No liability under Title IV of ERISA has been incurred by the Company, any Subsidiary or any ERISA Affiliate since the effective date of ERISA that has not been satisfied in full, and no condition exists that presents a material risk to the Company, any Subsidiary or any ERISA Affiliate of incurring a liability under such Title. To the extent this representation applies to Sections 4064, 4069 or 4204 of Title IV of ERISA, it is made not only with respect to the ERISA Plans but also with respect to any employee benefit plan, program, agreement or arrangement subject to Title IV of ERISA to which the Company, a Subsidiary or an ERISA Affiliate made, or was required to make, contributions during the five-year period ending on the Effective Time.

  (d) Except as disclosed in Schedule 5.17, with respect to each ERISA Plan which is subject to Title IV of ERISA, the present value of accrued benefits under such plan, based upon the actuarial assumptions used for funding purposes in the most recent actuarial report prepared by such plan's actuary with respect to such plan did not exceed, as of its latest valuation date, the then current value of the assets of such plan allocable to such accrued benefits.

  (e) Except as disclosed in Schedule 5.17, no ERISA Plan or any trust established thereunder has incurred any "accumulated funding deficiency" (as defined in Section 302 of ERISA and Section 412 of the Code), whether or not waived, as of the last day of the most recent fiscal year of each ERISA Plan ended prior to the Effective Time; and all contributions required to be made with respect thereto (whether pursuant to the term of any ERISA Plan or otherwise) on or prior to the Effective Time have been timely made.

  (f) No ERISA Plan is a "multiemployer pension plan," as defined in Section 3(37) of ERISA, nor is any ERISA Plan a plan described in Section 4063(a) of ERISA.

  (g) Each ERISA Plan intended to be "qualified" within the meaning of Section 401(a) of the Code is so qualified and the trusts maintained thereunder are exempt from taxation under Section 501(a) of the Code.

  (h) Each of the Plans has been operated and administered in all material respects in accordance with applicable laws, including, but not limited to, ERISA and the Code.

  (i) Except as disclosed in Schedule 5.17, no amounts payable under the Plans will fail to be deductible for federal income tax purposes by virtue of Section 280G of the Code. Schedule 5.17 sets forth the aggregate amount of entitlements and other amounts that could be (i) received (whether in cash or property or the vesting of property) under any of the Plans as a result of any of the transactions contemplated by this Agreement by any person which is a "disqualified individual" (as such term is defined in Section 280G(c) of the Code) and (ii) characterized as an "excess parachute payment" (as such term is defined in Section 280G(b)(1) of the Code), plus the amount of any excise taxes that may be imposed with respect thereto and any additional amounts or gross-ups that may be paid with respect to such amounts.

  (j) Except as disclosed in Schedule 5.17, no Plan provides benefits, including without limitation death or medical benefits (whether or not insured), with respect to current or former employees of the Company, any Subsidiary or any ERISA Affiliate beyond their retirement or other termination of service, other than (i) coverage mandated by applicable law, (ii) death benefits or retirement benefits under any "employee pension plan", as that term is defined in Section 3(2) of ERISA, (iii) deferred compensation benefits accrued as liabilities on the books of the Company, any Subsidiary or any ERISA Affiliate or (iv) benefits the full cost of which is borne by the current or former employee (or his beneficiary).

  (k) Except as disclosed on Schedule 5.17, the consummation of the transactions contemplated by this Agreement will not

    (i) entitle any current or former employee or officer of the Company, any Subsidiary or any ERISA Affiliate to severance pay, unemployment compensation or any other payment, except as expressly provided in this Agreement,

    (ii) accelerate the time of payment or vesting, or increase the amount of compensation due any such employee or officer, or

    (iii) result in any prohibited transaction described in Section 406 of ERISA or Section 4975 of the Code for which an exemption is not available.

  (l) With respect to each Plan that is funded wholly or partially through an insurance policy, there will be no liability of the Company, any Subsidiary or any ERISA Affiliate, as of the Effective Time, under any such insurance policy or ancillary agreement with respect to such insurance policy in the nature of a retroactive rate adjustment, loss sharing arrangement or other actual or contingent liability arising wholly or partially out of events occurring prior to the closing.

  (m) There are no pending, threatened or anticipated claims by or on behalf of any of the Plans, by any employee or beneficiary covered under any such Plan, or otherwise involving any such Plan (other than routine claims for benefits).

  (n) Neither the Company, any Subsidiary or any ERISA Affiliate, nor any of the ERISA Plans, nor any trust created thereunder, nor any trustee or administrator thereof has engaged in a transaction in connection with which the Company, any Subsidiary or any ERISA Affiliate, any of the ERISA Plans, any such trust, or any trustee or administrator thereof, or any party dealing with the ERISA Plans or any such trust could be subject to either a material civil liability under
Section 409 of ERISA or Section 502(i) of ERISA, or a material tax imposed pursuant to Section 4975 or 4976 of the Code.

  Section 5.18 Contracts. Except as set forth on Schedule 5.18 hereto, neither the Company nor any of its Subsidiaries is party to any agreement (whether written or oral) that (a) involves performance of services or delivery of goods or materials of an amount or value in excess of $1 million per year; or (b) is a software licensing agreement involving an amount or value in excess of $500,000 (the "Company Contracts"). Each Company Contract is valid and binding on the Company and is in full force and effect, and the Company and each of its Subsidiaries have in all material respects performed all obligations required to be performed by them to date under each Company Contract, except where such noncompliance, individually or in the aggregate, would not have a Company Material Adverse Effect. Neither the Company nor any of its Subsidiaries knows of, or has received notice of, any violation or default under any Company Contract except for such violations or defaults as would not in the aggregate have a Company Material Adverse Effect.

  Section 5.19 Vote Required. Approval of the Merger by the stockholders of the Company will require the affirmative vote of the holders of a majority of the outstanding Shares. No other vote of the stockholders of the Company, or of the holders of any other securities of the Company (equity or otherwise), is required by law, the certificate of incorporation or by-laws of the Company or otherwise in order for the Company to consummate the Merger and the transactions contemplated hereby and by the Company Option Agreement.

  Section 5.20 Opinion of Financial Advisor. The Board of Directors of the Company (at meetings duly called and held) has unanimously determined that the transactions contemplated hereby are fair to and in the best interests of the Company's stockholders. The Company has received the opinion of Donaldson, Lufkin & Jenrette Securities Corporation, the Company's financial advisor, substantially to the effect that the Exchange Ratio is fair to the holders of the Company Common Stock from a financial point of view.

  Section 5.21 Takeover Statute. The Board of Directors of the Company has approved this Agreement, the Parent Option Agreement and the Company Option Agreement and the transactions contemplated hereby and thereby and, assuming the accuracy of Parent's and Sub's representation and warranty contained in Section 4.19, such approval constitutes approval of the Merger and the other transactions contemplated hereby by such Board of Directors under the provisions of Section 203 of the GCL such that Section 203 of the GCL does not apply to this Agreement and the transactions contemplated hereby.

  Section 5.22 The Company Rights Agreement. The Board of Directors of the Company has approved the amendment of the Company Rights Plan in the form attached hereto as Exhibit B and as a result thereof, none of the execution or delivery of this Agreement, the Proxies or the Company Option Agreement or the consummation of the transactions contemplated hereby or thereby will (a) cause the Company Rights to become exercisable or to separate from the stock certificates to which they are attached, (b) cause Parent to become an "Acquiring Person" (as such term is defined in the Company Rights Agreement), or
(c) trigger any other provisions of the Company Rights Agreement.

  Section 5.23 Ownership of Parent Common Stock. Except as contemplated by this Agreement, the Parent Option Agreement and the Parent Stock Proxy, as of the date hereof, neither the Company nor, to its knowledge without independent investigation, any of its affiliates, (i) beneficially owns (as defined in Rule 13d-3 under the Exchange Act, directly or indirectly, or (ii) is party to any agreement, arrangement or understanding for the purpose of acquiring, holding, voting or disposing of, in each case, shares of capital stock of Parent.

  Section 5.24 Pooling. Neither the Company nor any Subsidiary has knowledge of any fact or information which causes, or should reasonably cause, the Company or any Subsidiary to believe that the transactions contemplated by this Agreement could not be accounted for as a pooling of interests under Opinion 16 of the Accounting Principles Board and applicable SEC rules and regulations.

                                  ARTICLE VI

                    CONDUCT OF BUSINESS PENDING THE MERGER

  Section 6.1 Conduct of Business by the Company Pending the Merger. Prior to the Effective Time, unless Parent shall otherwise agree in writing, or as set forth in Schedule 6.1 or may be expressly permitted pursuant to this Agreement:

    (a) the respective businesses of the Company and the Subsidiaries shall be conducted only in the ordinary and usual course of business and consistent with past practices, and there shall be no material changes in the conduct of the Company's operations;

    (b) the Company shall not (i) sell or pledge or agree to sell or pledge any stock owned by it in any of the Subsidiaries; (ii) amend its Certificate of Incorporation or By-Laws; or (iii) split, combine or reclassify any shares of its outstanding capital stock or declare, set aside or pay any dividend or other distribution payable in cash, stock or property, or redeem or otherwise acquire any shares of its capital stock or shares of the capital stock of any of the Subsidiaries;

    (c) neither the Company nor any of the Subsidiaries shall (i) authorize for issuance, issue or sell or agree to issue or sell any additional shares of, or rights of any kind to acquire any shares of, its capital stock of any class (whether through the issuance or granting of options, warrants, commitments, subscriptions, rights to purchase or otherwise), except for the 4,593,503 unissued Shares reserved for issuance upon the exercise of currently outstanding employee stock options and except for employee options to purchase not more than 50,000 shares, the 7,228,153 Shares reserved for issuance upon conversion of the Company's 5 1/4% Convertible Subordinated Notes due 2003, or the 180,000 Shares reserved for issuance upon exercise of warrants; (ii) acquire, dispose of, transfer, lease, license, mortgage, pledge or encumber any fixed or other assets other than in the ordinary course of business and consistent with past practices; (iii) except for certain indebtedness not in excess of $15,000,000, incur, assume or prepay any indebtedness or any other material liabilities other than in the ordinary course of business and consistent with past practices; (iv) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other person other than a Subsidiary in the ordinary course of business and consistent with past practices; (v) make any loans, advances or capital contributions to, or investments in, any other person, other than to Subsidiaries; (vi) authorize capital expenditures not in the ordinary course of business in excess of $1,000,000; (vii) make any Tax election or settle or compromise any Tax liability; (viii) change its fiscal year; (ix) except as disclosed in the Company SEC Reports filed prior to the date of this Agreement, or as required by a governmental body or authority, change its methods of accounting (including, without limitation, make any material write-off or reduction in the carrying value of any assets) in effect at September 30, 1997, except as required by changes in GAAP as concurred in by the Company's independent auditors; or (x) enter into any contract, agreement, commitment or arrangement with respect to any of the foregoing;

    (d) the Company shall use its reasonable best efforts to preserve intact the business organization of the Company and the Subsidiaries, to keep available the services of its and their present officers and key employees, and to preserve the goodwill of those having business relationships with it and the Subsidiaries;

    (e) neither the Company nor any of the Subsidiaries will enter into any employment agreements with any officers or employees or grant any increases in the compensation of their respective officers and employees other than increases in the ordinary course of business and consistent with past practice, or enter into, adopt or amend any Plan (as that term is defined in Schedule 5.17 hereto); and

    (f) neither the Company nor any of the Subsidiaries shall (i) take or allow to be taken any action which would jeopardize the treatment of Parent's acquisition of the Company as a pooling of interests for accounting purposes; or (ii) take any action which would jeopardize qualification of the Merger as a reorganization within the meaning of Section 368(a) of the Code.

  Section 6.2 Conduct of Business by Parent Pending the Merger. Prior to the Effective Time, unless the Company shall otherwise agree in writing, or as otherwise expressly permitted by this Agreement:

    (a) the respective businesses of Parent and the Parent Subsidiaries shall be conducted only in the ordinary and usual course of business and consistent with past practices, and there shall be no material changes in the conduct of Parent's operations;

    (b) Parent shall not (i) sell or pledge or agree to sell or pledge any stock owned by it in any of the Parent Subsidiaries; (ii) amend its Certificate of Incorporation or By-Laws; (iii) split, combine or reclassify any shares of its outstanding capital stock or declare, set aside or pay any dividend or other distribution payable in cash, stock or property, or redeem or otherwise acquire any shares of its capital stock or shares of the capital stock of any of the Parent Subsidiaries or (iv) consolidate with or merge with or into another company unless at least 50% of the members of the Board of Directors of the surviving entity are members of the Board of Directors of Parent immediately prior to such merger or consolidation or are otherwise designated by Parent.

    (c) neither Parent nor any of the Parent Subsidiaries shall (i) authorize for issuance, issue or sell or agree to issue or sell any additional shares of, or rights of any kind to acquire any shares of, its capital stock of any class (whether through the issuance or granting of options, warrants, commitments, subscriptions, rights to purchase or otherwise), except for (a) unissued shares of Parent Common Stock reserved for issuance upon the exercise of Parent Employee Stock Options, (b) the shares of Parent Common Stock to be granted pursuant to Parent's Employee Stock Benefit and Recognition Program, and (c) the shares of Parent Common Stock reserved for issuance upon the exercise of certain rights by Trans Union Corporation ("Trans Union") pursuant to the Data Center Management Agreement between Trans Union and Parent, or
  (ii) enter into any contract, agreement, commitment or arrangement with respect to any of the foregoing;

    (d) Parent shall use its reasonable best efforts to preserve intact the business organization of Parent and the Parent Subsidiaries, to keep available the services of its and their present officers and key employees, and to preserve the goodwill of those having business relationships with it and the Parent Subsidiaries;

    (e) neither Parent nor any of the Parent Subsidiaries shall (i) take or allow to be taken any action which would jeopardize the treatment of the transaction as a pooling of interests for accounting purposes or (ii) take any action which would jeopardize qualification of the Merger as a reorganization within the meaning of Section 368(a) of the Code.

    (f) Nothing set forth in Section 6.2(a), (b), (c) or (d) above shall limit Parent's ability to authorize or propose, enter into, or consummate agreements relating to acquisitions, mergers or other business combinations, including any such transaction pursuant to which Parent issues shares of its capital stock; provided that in connection with any such transaction Parent will not consolidate or merge with or into another company unless at least 50% of the members of the Board of Directors of the surviving entity are members of the Board of Directors of Parent immediately prior to such merger or consolidation or otherwise designated by Parent.

  Section 6.3 Conduct of Business of Sub. During the period from the date of this Agreement to the Effective Time, Sub shall not engage in any activities of any nature except as provided in or contemplated by this Agreement.

                                  ARTICLE VII

                             ADDITIONAL AGREEMENTS

  Section 7.1 Access and Information. The Company and Parent shall each afford to the other and to the other's financial advisors, legal counsel, accountants consultants and other representatives full access upon reasonable notice and during normal business hours throughout the period prior to the Effective Time to all of its books, records, properties, plants and personnel and, during such period, each shall furnish promptly to the other (a) a copy of each report, schedule and other document filed or received by it pursuant to the requirements of federal or state securities laws, and (b) all other information as such other party may reasonably request, provided that no investigation pursuant to this
Section 7.1 shall affect any representations or warranties made herein or the conditions to the obligations of the respective parties to consummate the Merger. Each party shall hold in confidence all nonpublic information until such time as such information is otherwise publicly available and, if this Agreement is terminated, each party will deliver to the other all documents, work papers and other material (including copies) obtained by such party or on its behalf from the other party as a result of this Agreement or in connection herewith, whether so obtained before or after the execution hereof.

  Section 7.2 Acquisition Proposals. From and after the date hereof, the Company will not and the Company and the Subsidiaries will use their best efforts to cause their respective directors, officers, employees, financial advisors, legal counsel, accountants and other agents and representatives not to initiate or solicit, directly or indirectly, any inquiries or the making of any proposal or offer with respect to, engage in negotiations concerning, provide any information or data to, any person relating to any acquisition, business combination or purchase (including by way of a tender or exchange offer) of (i) all or any significant portion of the assets of the Company and the Subsidiaries, (ii) 15% or more of the outstanding shares of Company Common Stock or (iii) 15% or more of the outstanding shares of capital stock of any Subsidiary of the Company (a "Takeover Proposal"), other than the Merger; provided, however, that nothing contained in this Section 7.2 shall prohibit the Board of Directors of the Company from (i) furnishing information to (but only pursuant to a confidentiality agreement in customary form) or entering into discussions or negotiations with any person or group that makes a Superior Proposal that was not solicited by the Company or which did not otherwise result from a breach of this Section 7.2, if, and only to the extent that, (A) the Board of Directors of the Company, based upon the advice of outside legal counsel, determines in good faith that such action is reasonably necessary for the Board of Directors to comply with its fiduciary duties to stockholders imposed by law, (B) concurrently with furnishing such information to, or entering into discussions or negotiations with, such person or group making this Superior Proposal, the Company provides written notice to Parent to the effect that it is furnishing information to, or entering into discussions or negotiations with, such person or group, and (C) the Company keeps Parent informed of the status and all material information including the identity of such person or group with respect to any such discussions or negotiations to the extent such disclosure would not constitute a violation of any applicable law. For purposes of this Agreement "Superior Proposal" means any Takeover Proposal which the Board of Directors of the Company concludes in its good faith judgment (based on the advice of outside legal counsel and a financial advisor of a nationally recognized reputation) to be more favorable to the Company's stockholders than the Merger and for which financing, to the extent required, is fully committed, subject to customary conditions; provided, however, that the reference to "15%" in clauses (ii) and (iii) of the definition of Takeover Proposal shall be deemed to be references to "51%". The Company will immediately cease and cause to be terminated any existing activities, discussions or negotiations with any person conducted heretofore with respect to any of the foregoing and will notify Parent immediately in writing if any such inquiries or proposals (including the material terms and conditions thereof) are received by, any such information is requested from, or any such negotiations or discussions are sought to be initiated or continued with, the Company. Nothing contained in this Section 7.2 shall prohibit the Company from taking and disclosing to its stockholders a position contemplated by Rule 14e-2(a) promulgated under the Exchange Act or from making any disclosure to its stockholders if, in the good faith judgment of the Board of Directors of the Company, after consultation with outside legal counsel, failure so to disclose may be inconsistent with its obligations under applicable law.

  Section 7.3 Registration Statement. As promptly as practicable, Parent and the Company shall prepare and file with the SEC the Proxy Statement and Parent shall prepare and file with the SEC the Registration Statement. Each of Parent and the Company shall use its best efforts to have the Registration Statement declared effective. Parent shall also use its best efforts to take any action required to be taken under state securities or blue sky laws in connection with the issuance of the Parent Shares pursuant hereto. Parent and the Company shall furnish each other with all information concerning Parent and the Company, as the case may be, and the holders of their capital stock and shall take such other action as each party may reasonably request in connection with the preparation of the Proxy Statement and the Registration Statement and issuance of Parent Shares. Each such party agrees promptly to advise the other if at any time prior to the Effective Time any information provided by any party hereto in the Proxy Statement becomes incorrect or incomplete in any material respect, and to provide the information needed to correct such inaccuracy or omission. To the extent the issuance of Parent Shares pursuant to the Merger to Lawrence J. Speh or Albert J. Speh, Jr., (or to any other stockholder of the Company granting proxies pursuant to Section 7.7) are not permitted by the rules and regulations of the SEC to be registered on the Registration Statement, Parent will use its best efforts to register such issuance of Parent Shares to such stockholders of the Company on a Form S-3 or other appropriate form.

  Section 7.4 Proxy Statements; Stockholder Approvals. (a) The Company, acting through its Board of Directors, shall, in accordance with applicable law and its Certificate of Incorporation and By-Laws:

    (i) promptly and duly call, give notice of, convene and hold as soon as practicable following the date upon which the Registration Statement becomes effective a meeting of its stockholders for the purpose of voting to approve and adopt this Agreement and shall use its reasonable best efforts to obtain such stockholder approval; and

    (ii) recommend approval and adoption of this Agreement by the stockholders of the Company and include in the Proxy Statement such recommendation, and take all lawful action to solicit such approval.

  (b) Parent, acting through its Board of Directors, shall, in accordance with applicable law and its Certificate of Incorporation and By-Laws:

    (i) promptly and duly call, give notice of, convene and hold as soon as practicable following the date upon which the Registration Statement becomes effective a meeting of its stockholders for the purpose of voting to approve the issuance of the Parent Shares pursuant to the Merger and shall use its reasonable best efforts to obtain such stockholder approval; and

    (ii) recommend approval and adoption of the issuance of the Parent Shares pursuant to the Merger by the stockholders of Parent and include in the Proxy Statement such recommendation, and take all lawful action to solicit such approval.

  (c) Parent and the Company shall cause the definitive Proxy Statement to be mailed to their stockholders as promptly as practicable after the Registration Statement is declared effective under the Securities Act. At the stockholders' meetings, each of Parent and the Company shall vote or cause to be voted in favor of approval and adoption of this Agreement all Shares as to which it holds proxies at such time.

  Section 7.5 Affiliate Agreements. (a) Prior to the mailing of the Proxy Statement to the stockholders of the Company the Company shall cause to be delivered to Parent a list in form and substance reasonably satisfactory to Parent identifying all persons who are at the time of the Company stockholders' meeting convened in accordance with Section 7.4 hereof, "affiliates" of the Company as that term is used in Rule 145 under the Securities Act or under applicable SEC accounting releases with respect to pooling of interests accounting treatment. The Company shall use its reasonable best efforts to cause each person who is identified as a possible "affiliate" in the list furnished pursuant to this Section 7.5 to deliver to Parent at or prior to the mailing of the Proxy Statement a written agreement, in substantially the form attached hereto as Exhibit C.

  (b) Prior to the mailing of the Proxy Statement to the stockholders of Parent, Parent shall deliver to the Company a list, in form and substance reasonably satisfactory to the Company, identifying all persons who are, at the time of the Parent stockholders' meeting convened in accordance with Section 7.4 hereof, "affiliates" of Parent under applicable SEC accounting releases with respect to pooling of interests accounting treatment. Parent shall use its reasonable best efforts to cause each person who is identified as a possible "affiliate" in the list furnished pursuant to this Section 7.5 to deliver to Parent at or prior to the mailing of the Proxy Statement, a written agreement substantially in the form of Exhibit D hereto.

  Section 7.6 Antitrust Laws. As promptly as practicable, the Company, Parent and Sub shall make all filings and submissions under the HSR Act as may be reasonably required to be made in connection with this Agreement and the transactions contemplated hereby. Subject to Section 7.1 hereof, the Company will furnish to Parent and Sub, and Parent and Sub will furnish to the Company, such information and assistance as the other may reasonably request in connection with the preparation of any such filings or submissions. Subject to
Section 7.1 hereof, the Company will provide Parent and Sub, and Parent and Sub will provide the Company, with copies of all correspondence, filings or communications (or memoranda setting forth the substance thereof) between such party or any of its representatives, on the one hand, and any governmental agency or authority or members of their respective staffs, on the other hand, with respect to this Agreement and the transactions contemplated hereby.

  Section 7.7 Proxies. Concurrently herewith, the Parent is entering into the Company Stock Proxies with each of Lawrence J. Speh and Albert J. Speh, Jr. in the form attached hereto as Exhibits A-2 and A-3, respectively. Concurrently herewith, the Company is entering into the Parent Stock Proxy with Charles D. Morgan in the form attached hereto as Exhibit A-1. Parent will use its reasonable best efforts to obtain proxies within ten business days following the date hereof from the stockholders listed on Schedule 7.7(a) hereto, such proxies to be substantially in the form of Exhibit A-1. The Company will use its reasonable best efforts to obtain proxies within ten business days following the date hereof from the record holders of all shares of Company Common Stock reflected as being beneficially owned by each of Lawrence J. Speh and Albert J. Speh, Jr., as set forth on Schedule 7.7(b), such proxies to be substantially in the form of Exhibits A-2 and A-3.

  Section 7.8 Employees, Employee Benefits. (a) Parent agrees that individuals who are employed by the Company as of the Effective Time shall become employees of the Surviving Corporation following the Effective Time (each such employee, an "Affected Employee"); provided, however, that nothing contained in this
Section 7.8 shall require the Surviving Corporation to continue the employment of any Affected Employee for any period of time following the Effective Time.

  (b) Parent shall, or shall cause the Surviving Corporation to, give Affected Employees full credit for purposes of eligibility, vesting and determination of the level of benefits (but not for the purpose of benefit accrual under any defined benefit plan) under any employee benefit plans or arrangements maintained by the Parent, the Surviving Corporation or any Subsidiary of the Parent for such Affected Employees' service with the Company or any Subsidiary of the Company to the same extent recognized by the Company immediately prior to the Effective Time.

  (c) Parent shall, or shall cause the Surviving Corporation to, (i) waive all limitations as to preexisting conditions exclusions and waiting periods with respect to participation and coverage requirements applicable to the Affected Employees under any welfare benefit plans that such Affected Employees may be eligible to participate in after the Effective Time, other than limitations or waiting periods that are already in effect with respect to such Affected Employees and that have not been satisfied as of the Effective Time under any welfare plan maintained for the Affected Employees immediately prior to the Effective Time, and (ii) provide each Affected Employee with credit for any co-payments and deductibles paid prior to the Effective Time in satisfying any applicable deductible or out-of-pocket requirements under any welfare plans that such Affected Employees are eligible to participate in after the Effective Time.

  Section 7.9 Stock Options. (a) As of the Effective Time, (i) each outstanding Employee Stock Option shall be converted into an option (an "Adjusted Option") to purchase the number of Parent Shares equal to the number of Shares subject to such Employee Stock Option immediately prior to the Effective Time multiplied by the Exchange Ratio (rounded to the nearest whole number of Parent Shares), at an exercise price per share equal to the exercise price for each such Share subject to such option divided by the Exchange Ratio (rounded down to the nearest whole cent), and all references in each such Employee Stock Option to the Company shall be deemed to refer to Parent, where appropriate; provided, however, that the adjustments provided in this clause (i) with respect to any Employee Stock Options which are "incentive stock options" (as defined in Section 422 of the Code) or which are described in Section 423 of the Code, shall be affected in a manner consistent with the requirements of Section 424(a) of the Code, and (ii) Parent shall assume the obligations of the Company under the Company's stock option plans pursuant to which such Employee Stock Options were issued. The other terms of each Adjusted Option, and the plans or agreements under which they were issued, shall continue to apply in accordance with their terms. The date of grant of each Adjusted Option shall be the date on which the corresponding Employee Stock Option was granted.

  (b) Parent shall (i) reserve for issuance the number of Parent Shares that will become subject to the benefit plans, programs and arrangements referred to in this Section 7.9 and (ii) issue or cause to be issued the appropriate number of Parent Shares pursuant to applicable plans, programs and arrangements, upon the exercise or maturation of rights existing thereunder on the Effective Time or thereafter granted or awarded. No later than the Effective Time, Parent shall prepare and file with the SEC a registration statement on Form S-8 (or other appropriate form) registering a number of Parent Shares necessary to fulfill Parent's obligations under this Section 7.9. Such registration statement shall be kept effective (and the current status of the prospectus required thereby shall be maintained) for at least as long as Adjusted Options remain outstanding.

  (c) As soon as practicable after the Effective Time, Parent shall deliver to the holders of Employee Stock Options appropriate notices setting forth such holders' rights pursuant to the respective Company stock option plans and the agreements evidencing the grants of such Employee Stock Options and that such Employee Stock Options and the related agreements shall be assumed by Parent and shall continue in effect on the same terms and conditions (subject to the adjustments required by this Section 7.9 after giving effect to the Merger).

  Section 7.10 Public Announcements. Parent and Sub, on the one hand, and the Company, on the other hand, agree that they will not issue any press release or otherwise make any public statement or respond to any press inquiry with respect to this Agreement or the transactions contemplated hereby without the prior approval of the other party, except as may be required by Law.

  Section 7.11 By-Law Indemnification and Insurance. Parent shall cause the Surviving Corporation to keep in effect in its By-Laws a provision for a period of not less than six years from the Effective Time (or, in the case of matters occurring prior to the Effective Time which have not been resolved prior to the sixth anniversary of the Effective Time, until such matters are finally resolved) which provides for indemnification of the past and present officers and directors (the "Indemnified Parties") of the Company to the fullest extent permitted by the GCL. For six years from the Effective Time, Parent shall indemnify the Indemnified Parties to the same extent as such Indemnified Parties are entitled to indemnification pursuant to the preceding sentence. For a period of six years from the Effective Time, Parent shall either cause to be maintained in effect the current policies of directors' and officers' liability insurance maintained by the Company or provide substitute policies of at least the same coverage and amounts containing terms and conditions which are, in the aggregate, no less advantageous to the insured with respect to claims arising from facts or events that occurred on or before the Effective Time, except that in no event shall Parent be required to pay with respect to such insurance policies in any one year more than $200,000.

  Section 7.12 Expenses. (a) Except as set forth in this Section 7.12, whether or not the Merger is consummated all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby and thereby shall be paid by the party incurring such expenses; provided that those expenses incurred in connection with printing the Registration Statement and the related Proxy Statement, as well as the filing fee relating to the Registration Statement will be shared equally by Parent and the Company.

  (b) As a condition and inducement to Parent's and Sub's willingness to enter this Agreement, (i) if this Agreement is terminated by Parent and Sub pursuant to Section 9.1(e) or 9.1(g), (ii) if this Agreement is terminated by Parent and Sub or by the Company pursuant to 9.1(h) or (iii)(x) prior to the termination of this Agreement, a bona fide Takeover Proposal is commenced, publicly proposed or publicly disclosed and not withdrawn, (y) this Agreement is terminated by the Parent and Sub or the Company pursuant to Section 9.1(f) (but only due to the failure of the Company stockholders to approve the Merger) and (z) concurrently with or within twelve months after such termination a Takeover Proposal shall have been consummated, then, in each case, the Company shall (i) pay to Parent a fee (the "Company Termination Fee") of $20,000,000 in immediately available funds and (ii) reimburse Parent and Sub for all out-of-pocket expenses and fees (including, without limitation, the fees and expenses of their counsel and investment banking firms) incurred by them or on their behalf in connection with the Merger, this Agreement or the transactions contemplated hereby; provided, however, that such fees and expenses shall not exceed $2,500,000. The Company will pay the Company Termination Fee promptly, but in no event later than (a) the second business day following termination by Parent and Sub pursuant to clause (i) or (ii) above, or (b) in the case of termination by Parent and Sub pursuant to clause (iii) above upon the consummation of the Takeover Proposal referred to in clause (iii)(z) above. The Company will reimburse Parent and Sub for the foregoing fees and expenses promptly, but in no event later than the second business day following submission of statements therefor.

  (c) As a condition and inducement to the Company's willingness to enter this Agreement, if (i) this Agreement is terminated by the Company pursuant to
Section 9.1(i) or (ii) (x) prior to the termination of this Agreement, a bona fide proposal or offer with respect to any acquisition, business combination or purchase (including by way of a tender or exchange offer) of all or any significant portion of the assets of, or 15% or more of the outstanding shares of capital stock of Parent (a "Parent Takeover Proposal") is commenced, publicly proposed or publicly disclosed and not withdrawn, (y) this Agreement is terminated by the Company pursuant to Section 9.1(f) (but only due to the failure of the Parent stockholders to approve the issuance of Parent Shares pursuant to the Merger) and (z) concurrently with or within twelve months after such termination a Parent Takeover Proposal shall have been consummated, then Parent shall (i) pay to the Company a fee (the "Parent Termination Fee") of $20,000,000 in immediately available funds, and (ii) reimburse the Company for all out-of-pocket expenses and fees (including, without limitation, the fees and expenses of its counsel and investment banking firms) incurred by it or on its behalf in connection with the Merger, this Agreement or the transactions contemplated hereby; provided, however, that such fees and expenses shall not exceed $2,500,000. Parent will pay the Parent Termination Fee promptly, but in no event later than (a) the second business day following termination by the Company pursuant to clause (i) above, or (b) in the case of termination by the Company pursuant to clause (ii) above, upon the consummation of the Takeover Proposal referred to in clause (ii)(z) above. Parent will reimburse the Company for the foregoing fees and expenses promptly, but in no event later than the second business day following submission of statements therefor.

  Section 7.13 Additional Agreements. Subject to the terms and conditions herein provided, each of the parties hereto agrees to use all reasonable efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement, including using all reasonable efforts to obtain all necessary waivers, consents and approvals and to effect all necessary registrations and filings. In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement, the proper officers and/or directors of Parent, Sub and the Company shall take all such necessary action.

  Section 7.14 Control of the Company's and Parent's Operations. Nothing contained in this Agreement shall give Parent or the Company, directly or indirectly, rights to control or direct the operations of the other prior to the Effective Time. Prior to the Effective Time, each of Parent and the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision of its operations.

  Section 7.15 Company Rights Plan. No later than the date hereof, the Company shall amend the Company Rights Plan to effect the changes thereto contemplated by the form of amendment attached hereto as Exhibit B. Except as set forth in Exhibit B, the Company shall not amend, modify or supplement the Company Rights Plan without the prior written consent of Parent.

                                 ARTICLE VIII

                   CONDITIONS TO CONSUMMATION OF THE MERGER

  Section 8.1 Conditions to Each Party's Obligation to Effect the Merger. The respective obligations of each party to effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of the following conditions:

    (a) Any waiting period applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated, and no action shall have been instituted by the Department of Justice or Federal Trade Commission challenging or seeking to enjoin the consummation of this transaction, which action shall have not been withdrawn or terminated.

    (b) The Registration Statement shall have become effective in accordance with the provisions of the Securities Act.

    (c) This Agreement and the transactions contemplated hereby shall have been approved and adopted by the requisite vote of the stockholders of each of the Company and Parent in accordance with applicable law.

    (d) No preliminary or permanent injunction or other order by any federal or state court in the United States which prohibits the consummation of the Merger shall have been issued and remain in effect.

    (e) Each of the Company and Parent shall have obtained such consents from third parties and government instrumentalities in addition to pursuant to the HSR Act as shall be required and which are material to Parent and the Company and to consummation of the transactions contemplated hereby.

    (f) Parent and Sub and the Company shall have each received a letter of KPMG Peat Marwick LLP, dated the Effective Time, in form and substance satisfactory to Parent addressed to Parent and Sub and the Company stating that the Merger will qualify as a pooling of interests transaction under Opinion No. 16 of the Accounting Principles Board.

  Section 8.2 Conditions to Obligation of the Company to Effect the Merger. The obligation of the Company to effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of the following additional conditions:

    (a) Each of Parent and Sub shall have performed in all material respects its obligations under this Agreement required to be performed by it at or prior to the Effective Time and the representations and warranties of Parent and Sub contained in this Agreement shall be true and correct in all material respects at and as of the Effective Time as if made at and as of such time, except as contemplated by this Agreement, and the Company shall have received a certificate of the Chief Executive Officer or the President of Parent as to the satisfaction of this condition.

    (b) The Company shall have received an opinion of Winston & Strawn, in form and substance reasonably satisfactory to the Company, dated as of the Effective Time, substantially to the effect that the Merger will constitute a reorganization for U.S. federal income tax purposes within the meaning of
  Section 368(a) of the Code. The issuance of such opinion shall be conditioned upon the receipt by Winston & Strawn of representation letters from each of Parent, Sub and the Company, in each case, in form and substance reasonably satisfactory to Winston & Strawn. The specific provisions of each such representation letter shall be in form and substance reasonably satisfactory to Winston & Strawn, and each such representation letter shall be dated on or before the date of such opinion and shall not have been withdrawn or modified in any material respect.

  Section 8.3 Conditions to Obligations of Parent and Sub to Effect the Merger. The obligations of Parent and Sub to effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of the following additional conditions:

    (a) The Company shall have performed in all material respects its obligations under this Agreement required to be performed by it at or prior to the Effective Time and the representations and warranties of the Company contained in this Agreement shall be true and correct in all material respects at and as of the Effective Time as if made at and as of such time except as contemplated by this Agreement, and Parent and Sub shall have received a Certificate of the Chief Executive Officer or the President of the Company as to the satisfaction of this condition.

    (b) Parent shall have received an opinion of Skadden, Arps, Slate, Meagher & Flom LLP, in form and substance reasonably satisfactory to Parent, dated as of the Effective Time, substantially to the effect that the Merger will constitute a reorganization for U.S. federal income tax purposes within the meaning of Section 368(a) of the Code. The issuance of such opinion shall be conditioned upon the receipt by such tax counsel of representation letters from each of Parent, Sub and the Company, in each case, in form and substance reasonably satisfactory to such tax counsel. The specific provisions of each such representation letter shall be in form and substance reasonably satisfactory to such tax counsel, and each such representation letter shall be dated on or before the date of such opinion and shall not have been withdrawn or modified in any material respect.

                                  ARTICLE IX

                       TERMINATION, AMENDMENT AND WAIVER

  Section 9.1 Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or after approval by the stockholders of the
Company:

    (a) by mutual consent of Parent, Sub and the Company;

    (b) by either Parent and Sub, on the one hand, or the Company, on the other hand, if the Merger shall not have been consummated on or before December 31, 1998;

    (c) by the Company if any of the  conditions  specified  in Sections 8.1 and
  8.2 hereof has not been met or waived by the Company prior to or at such time as such condition can no longer be satisfied;

    (d) by Parent and Sub if any of the conditions specified in Sections 8.1 and
  8.3 hereof has not been met or waived by Parent and Sub prior to or at such time as such condition can no longer be satisfied;

    (e) by Parent and Sub if a tender offer or exchange offer for 50% or more of the outstanding shares of capital stock of the Company is commenced prior to the meeting of Company stockholders contemplated by Section 7.4(a), and the Board of Directors of the Company fails to recommend against acceptance of such tender offer or exchange offer by its stockholders (including by taking no position with respect to the acceptance of such tender offer or exchange offer by its stockholders) within the time period specified by Rule 14e-2 of the Exchange Act;

    (f) by either Parent and Sub or the Company if the approvals of the stockholders of either Parent or the Company contemplated by this Agreement shall not have been obtained by reason of the failure to obtain the required vote at a duly held meeting of stockholders or of any adjournment thereof;

    (g) by Parent and Sub if the Board of Directors of the Company shall have withdrawn or modified in a manner adverse to Parent its approval or recommendation of this Agreement and the transactions contemplated hereby;

    (h) by either the Company or Parent and Sub if the Board of Directors of the Company reasonably determines that a Takeover Proposal constitutes a Superior Proposal, except that the Company may not terminate this Agreement pursuant to this clause 7.1(h) unless and until (i) three business days have elapsed following delivery to Parent of a written notice of such determination by the Board of Directors of the Company and during such three business day period the Company (x) informs Parent of the terms and conditions of the Takeover Proposal and the identity of the person making the Takeover Proposal and (y) otherwise reasonably cooperates with Parent with respect thereto (subject, in the case of this clause (y), to the condition that the Board of Directors of the Company shall not be required to take any action that it believes, after consultation with outside legal counsel, would present a reasonable possibility of violating its obligations to the Company or the Company's stockholders under applicable law) with the intent of providing Parent with the opportunity to offer to modify the terms and conditions of this Agreement so that the transactions contemplated hereby may be effected, (ii) at the end of such three business day period the Board of Directors of the Company continues reasonably to believe that the Takeover Proposal constitutes a Superior Proposal, (iii) simultaneously with such termination the Company enters into a definitive acquisition, merger or similar agreement to effect the Superior Proposal and
  (iv) simultaneously with such termination, the Company pays to Parent the amounts specified and within the time periods specified in Section 7.12(b);

    (i) by the Company if the Board of Directors of Parent shall have withdrawn or modified in a manner adverse to the Company its approval or recommendation of this Agreement and the transactions contemplated hereby; or

    (j) by either the Company or Parent and Sub if there shall have been a material breach by the other of any of its representations, warranties, covenants or agreements contained in this Agreement or the Option Agreement, which if not cured would cause the conditions set forth in Sections 8.2(a) or 8.3(a), as the case may be, not to be satisfied, and such breach shall not have been cured within 30 days after notice thereof shall have been received by the party alleged to be in breach.

  Section 9.2 Effect of Termination. In the event of termination of this Agreement as provided above, this Agreement shall forthwith become void and there shall be no liability on the part of either Parent, Sub or the Company or their respective officers or directors (i) except as set forth in Section 7.1 hereof and except for Section 7.12 hereof which shall survive the termination and (ii) no such termination shall release any party of any liabilities or damages resulting from any wilful breach by that party of any provision of this Agreement.

  Section 9.3 Amendment. This Agreement may be amended by action taken by Parent, Sub and the Company at any time before or after approval hereof by the stockholders of the Company, but, after any such approval, no amendment shall be made which alters the Exchange Ratio or which in any way materially adversely affects the rights of such stockholders, without the further approval of such stockholders. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

  Section 9.4 Waiver. At any time prior to the Effective Time, the parties hereto may (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto and (c) waive compliance with any of the agreements or conditions contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.

                                   ARTICLE X

                              GENERAL PROVISIONS

  Section 10.1 Survival of Representations, Warranties and Agreements. No representations, warranties or agreements contained herein shall survive beyond the Effective Time except that the agreements contained in Sections 3.1, 3.2, 3.3, 3.4, 3.5, 3.6, 7.9, 7.11 and 7.12 hereof shall survive beyond the Effective Time.

  Section 10.2 Brokers. The Company represents and warrants that, (i) except for its financial advisors, Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ"), no broker, finder or financial advisor is entitled to any brokerage, finder's or other fee or commission in connection with the Merger or the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company and (ii) the Company's fee arrangements with DLJ have been disclosed to Parent. Parent represents and warrants that, except for its financial advisor, Stephens Inc. ("Stephens"), (i) no broker, finder or financial advisor is entitled to any brokerage finder's or other fee or commission in connection with the Merger or the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent or Sub and
(ii) Parent's fee arrangements with Stephens have been disclosed to the Company.

  Section 10.3 Notices. All notices, claims, demands and other communications hereunder shall be in writing and shall be deemed given if delivered personally or by telex or telegram or mailed by registered or certified mail (postage prepaid, return receipt requested) to the respective parties at the following addresses (or at such other address for a party as shall be specified by like notice):

                         (a) If to Parent or Sub, to:

                              ACXIOM CORPORATION
                                 P.O. Box 2000
                           301 Industrial Boulevard
                             Conway, AR 72033-2000
                              fax: (501) 336-3913
                         Attention: Charles D. Morgan

                                with a copy to:

                   Skadden, Arps, Slate, Meagher & Flom LLP
                               919 Third Avenue
                              New York, NY 10022
                              fax: (212) 735-2000
                         Attention: J. Michael Schell

                          (b) if to the Company, to:

                               MAY & SPEH, INC.
                                1501 Opus Place
                            Downers Grove, IL 60515
                              fax: (630) 719-0525
                      Attention: Chief Executive Officer

                                with a copy to:

                               Winston & Strawn
                             35 West Wacker Drive
                               Chicago, IL 60601
                              fax: (312) 558-5700
                           Attention: Bruce A. Toth

  Section 10.4 Descriptive Headings. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

  Section 10.5 Entire Agreement; Assignment. This Agreement (including the Exhibits, Schedules and other documents and instruments referred to herein) (a) constitutes the entire agreement and supersedes all other prior agreements and understandings, both written and oral among the parties or any of them, with respect to the subject matter hereof; (b) is not intended to confer upon any other person any rights or remedies hereunder; and (c) shall not be assigned by operation of law or otherwise, provided that Parent or Sub may assign its rights and obligations hereunder to a direct or indirect subsidiary of Parent, but no such assignment shall relieve Parent or Sub, as the case may be, of its obligations hereunder.

  Section 10.6 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware without giving effect to the provisions thereof relating to conflicts of law.

  Section 10.7 Specific Performance. The parties hereto agree that irreparable damage would occur in the event any of the provisions of this Agreement were not performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or equity.

  Section 10.8 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original but all of which shall constitute one and the same agreement.

  IN WITNESS WHEREFORE, each of Parent, Sub and the Company has caused this Agreement to be executed on its behalf by its officers thereunto duly authorized, all as of the date first above written.

                         ACXIOM CORPORATION

                              /s/ Charles D. Morgan
                         By: __________________________
                             Name: Charles D. Morgan
                             Title: President

                         ACX ACQUISITION CO., INC.

                             /s/ Catherine L. Hughes
                         By: ___________________________
                             Name: Catherine L. Hughes
                             Title: Secretary

                         MAY & SPEH, INC.

                         By: /s/ Peter I. Mason
                         By: ___________________________
                             Name: Peter I. Mason
                             Title: Chairman, President and CEO

                                                                    EXHIBIT A-1

                               IRREVOCABLE PROXY

  IRREVOCABLE  PROXY, dated as of May 26, 1998, by and between May & Speh, Inc.,
a  Delaware   corporation   (the   "Company  "),  and  Charles  D.  Morgan  (the
"Stockholder").

  WHEREAS, concurrently with the execution and delivery of this Agreement, Acxiom Corporation, a Delaware Corporation ("Parent"), ACX Acquisition Co., Inc. a Delaware corporation and a wholly owned subsidiary of Parent ("Sub"), and the Company are entering into an Agreement and Plan of Merger, dated as of May 26, 1998 (the "Merger Agreement"), providing, among other things, for the merger (the "Merger") of Sub with and into the Company, as a result of which each of the outstanding shares of Common Stock, par value $.01 per share, of the Company (the "Company Common Stock") will be converted into the right to receive .80 of a share of the Common Stock, par value $.10 per share, of Parent (the "Parent Common Stock"), and the Company will become a wholly owned subsidiary of Parent; and

  WHEREAS, the Stockholder is the owner beneficially and of record of an aggregate of 4,112,425 shares (the "Parent Shares") of the Parent Common Stock, of which 297,654 shares are in respect of options exercisable within 60 days of the date hereof; and

  WHEREAS, as a condition to its willingness to enter into the Merger Agreement, the Company has requested that the Stockholder agree, and the Stockholder has agreed, to grant the Company an irrevocable proxy (the "Proxy") with respect to the Parent Shares, upon the terms and subject to the conditions hereof;

  NOW, THEREFORE, to induce the Company to enter into the Merger Agreement and in consideration of the aforesaid and the mutual representations, warranties, covenants and agreements set forth herein and in the Merger Agreement, the parties hereto agree as follows:

  1. The Stockholder hereby constitutes and appoints the Company, during the term of this Agreement as the Stockholder's true and lawful proxy and attorney-in-fact, with full power of substitution, to vote all of the Parent Shares (and any and all securities issued or issuable in respect thereof) which Stockholder is entitled to vote, for and in the name, place and stead of the Stockholder, at any annual, special or other meeting of the stockholders of the Parent, and at any adjournment or adjournments thereof, or pursuant to any consent in lieu of a meeting or otherwise, in favor of any proposal to approve the issuance of the shares of Common Stock pursuant to the Merger Agreement and any transactions contemplated thereby. All power and authority hereby conferred is coupled with an interest and is irrevocable. In the event that the Company is unable to exercise such power and authority for any reason, the Stockholder agrees that he will vote all the Parent Shares in favor of approval of the issuance of the shares of Common Stock pursuant to the Merger Agreement and the transactions contemplated thereby, at any such meeting or adjournment thereof, or provide his written consent thereto.

  2. The Stockholder hereby covenants and agrees that the Stockholder will not, and will not agree to, directly or indirectly, sell, transfer, assign, pledge, hypothecate, cause to be redeemed or otherwise dispose of any of the Parent Shares or grant any proxy or interest in or with respect to such Parent Shares or deposit such Shares into a voting trust or enter into a voting agreement or arrangement with respect to such Parent Shares other than in respect of transactions not prohibited by the terms of the Merger Agreement.

  3. The Stockholder represents and warrants to the Company, that the Parent Shares consist of 3,814,771 shares of Parent Common Stock owned beneficially and of record by the Stockholder on the date hereof; such Parent Shares are all of the securities of the Parent owned of record or beneficially by the Stockholder on the date hereof, except for 297,654 shares of Parent Common Stock as to which the Stockholder holds stock options exercisable within 60 days of the date hereof; the Stockholder owns the Parent Shares free and clear of all liens, charges, claims, encumbrances and security interests of any nature whatsoever; and except as provided herein, the Stockholder has not granted any proxy with respect to the Parent Shares, deposited such Parent Shares into a voting trust or entered into any voting agreement or other arrangement with respect to such Parent Shares.

  4. Any shares of Parent Common Stock issued to the Stockholder upon the exercise of any stock options that are currently exercisable or become exercisable during the term of this Agreement shall be deemed Parent Shares for purposes of this Agreement.

  5. This Proxy shall be governed by and construed in accordance with the laws of the State of Delaware without giving effect to the provisions thereof relating to conflicts of law.

  6. This Proxy shall be binding upon, inure to the benefit of, and be enforceable by the successors and permitted assigns of the parties hereto. This Proxy and the rights hereunder may not be assigned or transferred by the Company, except that the Company may assign its rights hereunder to any direct or indirect subsidiary.

  7. This Proxy shall terminate at the earlier of (i) the effectiveness of the Merger, or (ii) the termination of the Merger Agreement in accordance with its terms, or (iii) upon notice of termination given by the Company to the Stockholder.

  8. This Proxy is granted in consideration of the execution and delivery of the Merger Agreement by the Company. The Stockholder agrees that such Proxy is coupled with an interest sufficient in law to support an irrevocable power and shall not be terminated by any act of the Stockholder, by lack of appropriate power or authority or by the occurrence of any other event or events.

  9. The parties acknowledge and agree that performance of their respective obligations hereunder will confer a unique benefit on the other and that a failure of performance will not be compensable by money damages. The parties therefore agree that this Proxy shall be specifically enforceable and that specific enforcement and injunctive relief shall be available to the Company and the Stockholder for any breach of any agreement, covenant or representation hereunder. This Proxy shall revoke all prior proxies given by the Stockholder at any time with respect to the Parent Shares.

  10. The Stockholder will, upon request, execute and deliver any additional documents and take such actions as may reasonably be deemed by the Company to be necessary or desirable to complete the Proxy granted herein or to carry out the provisions hereof.

  11. If any term, provision, covenant, or restriction of this Proxy is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Proxy shall remain in full force and effect and shall not in any way be affected, impaired or invalidated.

  12. This Proxy may be executed in two counterparts, each of which shall be deemed to be an original but both of which together shall constitute one and the same document.

  IN WITNESS WHEREOF, the Company and the Stockholder have caused this Proxy to be duly executed on the date first above written.

                                          -------------------------------------
                                          Charles D. Morgan, Jr.

                                          May & Speh, INC.

                                          By __________________________________
                                            Name: Peter I. Mason
                                            Title: Chairman, President and CEO

                                                                    EXHIBIT A-2

                               IRREVOCABLE PROXY

  IRREVOCABLE   PROXY,  dated  as  of  May  26,  1998,  by  and  between  Acxiom
Corporation, a Delaware corporation (the "Parent"), and Lawrence J. Speh (the "Stockholder").

  WHEREAS, concurrently with the execution and delivery of this Agreement, the Parent, ACX Acquisition Co., Inc. a Delaware corporation and a wholly owned subsidiary of Parent ("Sub"), and May & Speh, Inc. (the "Company") are entering into an Agreement and Plan of Merger, dated as of May 26, 1998 (the "Merger Agreement"), providing, among other things, for the merger (the "Merger") of Sub with and into the Company, as a result of which each of the outstanding shares of Common Stock, par value $.01 per share, of the Company (the "Company Common Stock") will be converted into the right to receive .80 of a share of the Common Stock, par value $.10 per share, of Parent (the "Parent Common Stock"), and the Company will become a wholly owned subsidiary of Parent; and

  WHEREAS, the Stockholder is the owner of record of an aggregate of 70,000 shares (the "Shares") of the Company Common Stock and the Stockholder is the owner beneficially of an additional 1,759,224 shares of Company Common Stock; and

  WHEREAS, as a condition to its willingness to enter into the Merger Agreement, Parent has requested that the Stockholder agree, and the Stockholder has agreed, to grant Parent an irrevocable proxy (the "Proxy") with respect to the Shares, upon the terms and subject to the conditions hereof;

  NOW, THEREFORE, to induce Parent to enter into the Merger Agreement and in consideration of the aforesaid and the mutual representations, warranties, covenants and agreements set forth herein and in the Merger Agreement, the parties hereto agree as follows:

  1. The Stockholder hereby constitutes and appoints Parent, during the term of this Agreement as the Stockholder's true and lawful proxy and attorney-in-fact, with full power of substitution, to vote all of the Shares (and any and all securities issued or issuable in respect thereof) which Stockholder is entitled to vote, for and in the name, place and stead of the Stockholder, at any annual, special or other meeting of the stockholders of the Company, and at any adjournment or adjournments thereof, or pursuant to any consent in lieu of a meeting or otherwise, in favor of any proposal to approve and adopt the Merger Agreement and any transactions contemplated thereby. All power and authority hereby conferred is coupled with an interest and is irrevocable. In the event that Parent is unable to exercise such power and authority for any reason, the Stockholder agrees that he will vote all the Shares in favor of approval and adoption of the Merger Agreement and the transactions contemplated thereby, at any such meeting or adjournment thereof, or provide his written consent thereto.

  2. The Stockholder hereby covenants and agrees that the Stockholder will not, and will not agree to, directly or indirectly, sell, transfer, assign, pledge, hypothecate, cause to be redeemed or otherwise dispose of any of the Shares or grant any proxy or interest in or with respect to such Shares or deposit such Shares into a voting trust or enter into a voting agreement or arrangement with respect to such Shares. The Stockholder further covenants and agrees that the Stockholder will not initiate or solicit, directly or indirectly, any inquiries or the making of any proposal with respect to engage in negotiations concerning, provide any confidential information or data to, or have any discussions with, any person relating to, any acquisition, business combination or purchase of all or any significant portion of the assets of, or any equity interest in (other than the Shares), the Company or any subsidiary thereof; provided, however, nothing contained herein shall be deemed to prohibit the Stockholder from exercising his fiduciary duties as a director of the Company pursuant to applicable law.

  3. The Stockholder represents and warrants to Parent, that the Shares consist of 70,000 shares of Company Common Stock owned beneficially and of record by the Stockholder on the date hereof; such Shares together with the additional 1,759,224 shares of Company Common Stock owned beneficially by the Stockholder are all of the securities of the Company owned of record or beneficially by the Stockholder on the date hereof, the Stockholder owns the Shares free and clear of all liens, charges, claims, encumbrances and security interests of any nature whatsoever; and except as provided herein, the Stockholder has not granted any proxy with respect to the Shares, deposited such Shares into a voting trust or entered into any voting agreement or other arrangement with respect to such Shares.

  4. Any shares of Company Common Stock issued to the Stockholder upon the exercise of any stock options that are currently exercisable or become exercisable during the term of this Agreement shall be deemed Shares for purposes of this Agreement.

  5. This Proxy shall be governed by and construed in accordance with the laws of the State of Delaware without giving effect to the provisions thereof relating to conflicts of law.

  6. This Proxy shall be binding upon, inure to the benefit of, and be enforceable by the successors and permitted assigns of the parties hereto. This Proxy and the rights hereunder may not be assigned or transferred by Parent, except that Parent may assign its rights hereunder to any direct or indirect subsidiary.

  7. This Proxy shall terminate at the earlier of (i) the effectiveness of the Merger, or (ii) the termination of the Merger Agreement in accordance with its terms, or (iii) upon notice of termination given by Parent to the Stockholder.

  8. This Proxy is granted in consideration of the execution and delivery of the Merger Agreement by Parent. The Stockholder agrees that such Proxy is coupled with an interest sufficient in law to support an irrevocable power and shall not be terminated by any act of the Stockholder, by lack of appropriate power or authority or by the occurrence of any other event or events.

  9. The parties acknowledge and agree that performance of their respective obligations hereunder will confer a unique benefit on the other and that a failure of performance will not be compensable by money damages. The parties therefore agree that this Proxy shall be specifically enforceable and that specific enforcement and injunctive relief shall be available to Parent and the Stockholder for any breach of any agreement, covenant or representation hereunder. This Proxy shall revoke all prior proxies given by the Stockholder at any time with respect to the Shares.

  10. The Stockholder will, upon request, execute and deliver any additional documents and take such actions as may reasonably be deemed by Parent to be necessary or desirable to complete the Proxy granted herein or to carry out the provisions hereof.

  11. If any term, provision, covenant, or restriction of this Proxy is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Proxy shall remain in full force and effect and shall not in any way be affected, impaired or invalidated.

  12. This Proxy may be executed in two counterparts, each of which shall be deemed to be an original but both of which together shall constitute one and the same document.

  IN WITNESS WHEREOF, Parent and the Stockholder have caused this Proxy to be duly executed on the date first above written.

                                          -------------------------------------
                                          Lawrence J. Speh

                                          Acxiom Corporation

                                          By __________________________________
                          Name: Charles. D. Morgan, Jr.
                                            Title: President

                                                                    EXHIBIT A-3

                               IRREVOCABLE PROXY

  IRREVOCABLE PROXY, dated as of May 26, 1998, by and between Acxiom Corporation, a Delaware corporation (the "Parent"), and Albert J. Speh, Jr. (the "Stockholder").

  WHEREAS, concurrently with the execution and delivery of this Agreement, the Parent, ACX Acquisition Co., Inc. a Delaware corporation and a wholly owned subsidiary of Parent ("Sub"), and May & Speh, Inc. (the "Company") are entering into an Agreement and Plan of Merger, dated as of May 26, 1998 (the "Merger Agreement"), providing, among other things, for the merger (the "Merger") of Sub with and into the Company, as a result of which each of the outstanding shares of Common Stock, par value $.01 per share, of the Company (the "Company Common Stock") will be converted into the right to receive .80 of a share of the Common Stock, par value $.10 per share, of Parent (the "Parent Common Stock"), and the Company will become a wholly owned subsidiary of Parent; and

  WHEREAS, the Stockholder is the owner of record of an aggregate of 808,801 shares (the "Shares") of the Company Common Stock and the Stockholder is the owner beneficially of an additional 262,994 shares of Company Common Stock; and

  WHEREAS, as a condition to its willingness to enter into the Merger Agreement, Parent has requested that the Stockholder agree, and the Stockholder has agreed, to grant Parent an irrevocable proxy (the "Proxy") with respect to the Shares, upon the terms and subject to the conditions hereof;

  NOW, THEREFORE, to induce Parent to enter into the Merger Agreement and in consideration of the aforesaid and the mutual representations, warranties, covenants and agreements set forth herein and in the Merger Agreement, the parties hereto agree as follows:

  1. The Stockholder hereby constitutes and appoints Parent, during the term of this Agreement as the Stockholder's true and lawful proxy and attorney-in-fact, with full power of substitution, to vote all of the Shares (and any and all securities issued or issuable in respect thereof) which Stockholder is entitled to vote, for and in the name, place and stead of the Stockholder, at any annual, special or other meeting of the stockholders of the Company, and at any adjournment or adjournments thereof, or pursuant to any consent in lieu of a meeting or otherwise, in favor of any proposal to approve and adopt the Merger Agreement and any transactions contemplated thereby. All power and authority hereby conferred is coupled with an interest and is irrevocable. In the event that Parent is unable to exercise such power and authority for any reason, the Stockholder agrees that he will vote all the Shares in favor of approval and adoption of the Merger Agreement and the transactions contemplated thereby, at any such meeting or adjournment thereof, or provide his written consent thereto.

  2. The Stockholder hereby covenants and agrees that the Stockholder will not, and will not agree to, directly or indirectly, sell, transfer, assign, pledge, hypothecate, cause to be redeemed or otherwise dispose of any of the Shares or grant any proxy or interest in or with respect to such Shares or deposit such Shares into a voting trust or enter into a voting agreement or arrangement with respect to such Shares. The Stockholder further covenants and agrees that the Stockholder will not initiate or solicit, directly or indirectly, any inquiries or the making of any proposal with respect to engage in negotiations concerning, provide any confidential information or data to, or have any discussions with, any person relating to, any acquisition, business combination or purchase of all or any significant portion of the assets of, or any equity interest in (other than the Shares), the Company or any subsidiary thereof; provided, however, nothing contained herein shall be deemed to prohibit the Stockholder from exercising his fiduciary duties as a director of the Company pursuant to applicable law.

  3. The Stockholder represents and warrants to Parent, that the Shares consist of 808,801 shares of Company Common Stock owned beneficially and of record by the Stockholder on the date hereof; such Shares together with the additional 262,994 shares of Company Common Stock owned beneficially by the Stockholder are all of the securities of the Company owned of record or beneficially by the Stockholder on the date hereof, the Stockholder owns the Shares free and clear of all liens, charges, claims, encumbrances and security interests of any nature whatsoever; and except as provided herein, the Stockholder has not granted any proxy with respect to the Shares, deposited such Shares into a voting trust or entered into any voting agreement or other arrangement with respect to such Shares.

  4. Any shares of Company Common Stock issued to the Stockholder upon the exercise of any stock options that are currently exercisable or become exercisable during the term of this Agreement shall be deemed Shares for purposes of this Agreement.

  5. This Proxy shall be governed by and construed in accordance with the laws of the State of Delaware without giving effect to the provisions thereof relating to conflicts of law.

  6. This Proxy shall be binding upon, inure to the benefit of, and be enforceable by the successors and permitted assigns of the parties hereto. This Proxy and the rights hereunder may not be assigned or transferred by Parent, except that Parent may assign its rights hereunder to any direct or indirect subsidiary.

  7. This Proxy shall terminate at the earlier of (i) the effectiveness of the Merger, or (ii) the termination of the Merger Agreement in accordance with its terms, or (iii) upon notice of termination given by Parent to the Stockholder.

  8. This Proxy is granted in consideration of the execution and delivery of the Merger Agreement by Parent. The Stockholder agrees that such Proxy is coupled with an interest sufficient in law to support an irrevocable power and shall not be terminated by any act of the Stockholder, by lack of appropriate power or authority or by the occurrence of any other event or events.

  9. The parties acknowledge and agree that performance of their respective obligations hereunder will confer a unique benefit on the other and that a failure of performance will not be compensable by money damages. The parties therefore agree that this Proxy shall be specifically enforceable and that specific enforcement and injunctive relief shall be available to Parent and the Stockholder for any breach of any agreement, covenant or representation hereunder. This Proxy shall revoke all prior proxies given by the Stockholder at any time with respect to the Shares.

  10. The Stockholder will, upon request, execute and deliver any additional documents and take such actions as may reasonably be deemed by Parent to be necessary or desirable to complete the Proxy granted herein or to carry out the provisions hereof.

  11. If any term, provision, covenant, or restriction of this Proxy is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Proxy shall remain in full force and effect and shall not in any way be affected, impaired or invalidated.

  12. This Proxy may be executed in two counterparts, each of which shall be deemed to be an original but both of which together shall constitute one and the same document.

  IN WITNESS WHEREOF, Parent and the Stockholder have caused this Proxy to be duly executed on the date first above written.

                                          -------------------------------------
                                                   Albert J. Speh, Jr.

                                          Acxiom Corporation

                                          By __________________________________
                          Name: Charles D. Morgan, Jr.
                                            Title: President

                                                                      EXHIBIT B

                         AMENDMENT TO RIGHTS AGREEMENT

  Amendment Number One, dated as of May 26, 1998, to the Rights Agreement, dated as of March 1, 1996 (the "Rights Agreement"), between MAY & SPEH, INC., a Delaware corporation (the "Company"), and HARRIS TRUST AND SAVINGS BANK, an Illinois banking corporation, as Rights Agent (the "Rights Agent").

  WHEREAS, the Company and the Rights Agent entered into the Rights Agreement specifying the terms of the Rights (as defined therein);

  WHEREAS,  the Company desires to amend the Rights Agreement in accordance with
Section 27 of the Rights Agreement;

  WHEREAS, the Company proposes to enter into an Agreement and Plan of Merger, dated as of May 26, 1998 (the "Merger Agreement"), among the Company, Acxiom Corporation ("Parent") and ACX Acquisition Co., Inc. ("Sub").

  WHEREAS, as a condition to the Merger Agreement and in order to induce Parent to enter into the Merger Agreement, the Company proposes to enter into a Stock Option Agreement, dated as of May 26, 1998, between the Company and Parent (the "Stock Option Agreement"), pursuant to which the Company will grant Parent an irrevocable option (the "Option") to purchase up to 19.9% of the number of shares (the "Option Shares") of common stock, par value $.01 per share ("Common Stock"), of the Company issued and outstanding immediately prior to the grant of the Option;

  WHEREAS, as a condition to the Merger Agreement and in order to induce Parent to enter into the Merger Agreement, certain holders of shares of Common Stock (each, a "Stockholder" and collectively, the "Stockholders"), each propose to enter into an irrevocable proxy, dated as of May 26, 1998, between such Stockholder and Parent, pursuant to which such Stockholder will grant Parent an irrevocable proxy (each, a "Proxy" and collectively, the "Proxies") to vote such Stockholder's shares of Common Stock; and

  WHEREAS, the Board of Directors of the Company has determined it advisable and in the best interest of the stockholders of the Company to amend the Rights Agreement to enable the Company to enter into the Merger Agreement and the Stock Option Agreement and consummate the transactions contemplated thereby without causing Parent to become an "Acquiring Person" (as defined in the Rights Agreement).

  NOW, THEREFORE, in consideration of the premises and mutual agreements set forth herein and in the Rights Agreement, the parties hereby agree as follows:

  1. Definitions. Capitalized terms used and not otherwise defined herein shall have the meaning assigned to such terms in the Rights Agreement.

  2. Amendments to the Rights Agreement. The Rights Agreement is hereby amended as set forth in this Section 2.

  a. Section 1 of the Rights Agreement, "Certain Definitions", is hereby amended and restated by deleting the definition of "Acquiring Person" thereof and inserting in lieu thereof the following:

  "Acquiring Person" shall mean any Person (as such term is hereinafter defined) who or which, together with all Affiliates and Associates (as such terms are hereinafter defined) of such Person, shall be the Beneficial Owner (as such term is hereinafter defined) of 15% or more of the Common Shares of the Company then outstanding, but shall not include the Company, any Subsidiary (as such term is hereinafter defined) of the Company, any employee benefit plan of the Company or any Subsidiary of the Company, any Person holding

Common Shares for or pursuant to the terms of any such plan, or any Grandfathered Person. Notwithstanding the foregoing, no Person (including, without limitation, any Grandfathered Person) shall become an "Acquiring Person" as the result of (a) an acquisition of Common Shares by the Company which, by reducing the number of shares outstanding, increases the proportionate number of shares beneficially owned by such Person to 15% or more of the Common Shares of the Company then outstanding; (b) the acquisition by such Person of newly issued Common shares directly from the Company (it being understood that a purchase from an underwriter or other intermediary is not directly from the Company); or
(c) that the Parent, and its Affiliates and Associates shall not be deemed to be an Acquiring Person as a result of either (i) the grant of the Option (as such term is defined in the Stock Option Agreement) pursuant to the Stock Option Agreement, or at any time following the exercise thereof and the issuance of shares of Common Shares in accordance with the terms of the Stock Option Agreement or (ii) the grant of the Proxies by and between the Stockholders and Parent, or at any time following the delivery and execution thereof; provided, however, that if a Person shall become the Beneficial Owner of 15% or more of the Common Shares of the Company then outstanding by reason of share purchases by the Company or the receipt of newly issued Common Shares directly from the Company and shall, after such share purchases or direct issuance by the Company, become the Beneficial Owner of any additional Common Shares of the Company, then such Person shall be deemed to be an "Acquiring Person;" provided further, however, that any transferee from such Person who becomes the Beneficial Owner of 15% or more of the Common Shares of the Company then outstanding shall nevertheless be deemed to be an "Acquiring Person." Notwithstanding the foregoing, if the Board of Directors of the Company determines in good faith that a Person who would otherwise be an "Acquiring Person," as defined pursuant to the foregoing provisions of this paragraph, has become such inadvertently, and such Person divests as promptly as practicable (and in any event within ten business days after notification by the Company) a sufficient number of Common Shares so that such Person would no longer be an Acquiring Person, as defined pursuant to the foregoing provisions of this paragraph, then such Person shall not be deemed to be an "Acquiring Person" for any purposes of this Agreement.

  b. Section 7(a) of the Rights Agreement is hereby amended by deleting subsections 7(a)(i), 7(a)(ii), and 7(a)(iii) and inserting in lieu thereof the following:

    (i) the close of business on the tenth anniversary of the effective date of this Agreement (the "Final Expiration Date"), (ii) the time at which the Rights are redeemed as provided in Section 23 hereof (the "Redemption Date"),
  (iii) the time immediately prior to the Effective Time (as such term is defined in that certain Agreement and Plan of Merger dated as of May 26, 1998, among the Company, Acxiom Corporation and ACX Acquisition Co., Inc. (the earliest to occur of (i), (ii) and (iii) being herein referred to as the "Expiration Date"), and (iv) the time at which such Rights are exchanged as provided in Section 24 hereof.

  3. Miscellaneous.

  a. The term "Agreement" as used in the Rights Agreement shall be deemed to refer to the Rights Agreement as amended hereby.

  b. The foregoing amendment shall be effective as of the date first above written, and, except as set forth herein, the Rights Agreement shall remain in full force and effect and shall be otherwise unaffected hereby.

  c. This Amendment may be executed in two or more counterparts, each of which shall be deemed to be an original, but all for which together shall constitute one and the same instrument.

  d. This Amendment shall be deemed to be a contract made under the laws of the State of Delaware and for all purposes shall be governed by and construed in accordance with the laws of such State applicable to contracts to be made and performed entirely within such State.

  IN WITNESS WHEREOF, the parties hereto have caused this Amendment Number One to be duly executed and attested, all as of the day and year first above written.

Attest:                                   MAY & SPEH, INC.


By: _________________________________     By: _________________________________
  Name: Andy V. Jonusaitis                  Name: Peter I. Mason
  Title: Secretary                          Title: Chairman, President and CEO

Attest:                                   HARRIS TRUST AND SAVINGS BANK


By: _________________________________     By: _________________________________
  Name: Susan M. Schadel                    Name: Palmer Haffner
  Title: Assistant Vice President           Title: Vice President

                                                                      EXHIBIT C

            FORM OF AFFILIATE LETTER FOR AFFILIATES OF THE COMPANY

Acxiom Corporation
301 Industrial Boulevard
Conway, AR 72032

Ladies and Gentlemen:

  I have been advised that as of the date of this letter I may be deemed to be an "affiliate" of May & Speh, Inc., a Delaware corporation (the "Company"), as the term "affiliate" is (i) defined for purposes of paragraphs (c) and (d) of Rule 145 of the rules and regulations (the "Rules and Regulations") of the Securities and Exchange Commission (the "SEC") under the Securities Act of 1933, as amended (the "Securities Act"), and/or (ii) used in and for purposes of Accounting Series Releases No. 130 and No. 135, as amended, of the SEC. Pursuant to the terms of the Agreement and Plan of Merger, dated as of May 26, 1998 (the "Merger Agreement"), among Acxiom Corporation, a Delaware corporation ("Parent"), ACX Acquisition Co., a Delaware corporation ("Sub"), and the
Company, (i) Sub will be merged with and into the Company, with the Company continuing as the surviving corporation (the "Merger"), (ii) the Company will become a subsidiary of Parent, and (iii) stockholders of the Company will become stockholders of Parent. Capitalized terms used in this letter without definition shall have the meanings assigned to them in the Merger Agreement.

  As a result of the Merger, I may receive shares of common stock, par value $.10 per share, of Parent (the "Parent Common Stock"). I would receive such Parent Common Stock in exchange for shares (or upon exercise of options for shares) owned by me of common stock, par value $0.01 per share, of the Company (the "Company Common Stock").

  1. I hereby represent and warrant to, and covenant with Parent that in the event I receive any shares of Parent Common Stock as a result of the Merger:

    A. I shall not make any offer, sale, pledge, transfer or other disposition of shares of Parent Common Stock in violation of the Securities Act or the Rules and Regulations.

    B. I have carefully read this letter and the Merger Agreement and discussed the requirements of such documents and other applicable limitations upon my ability to sell, transfer or otherwise dispose of shares of Parent Common Stock, to the extent I felt necessary, with my counsel or counsel for the Company.

    C. I have been advised that the issuance of shares of Parent Common Stock to me pursuant to the Merger has been registered with the SEC under the Securities Act on a Registration Statement on Form S-4. However, I have also been advised that, because at the time the Merger is submitted for a vote of the stockholders of the Company, (a) I may be deemed to be an affiliate of the Company and (b) the distribution by me of shares of Parent Common Stock has not been registered under the Act, I may not sell, transfer or otherwise dispose of the shares of Parent Common Stock issued to me in the Merger unless
  (i) such sale, transfer or other disposition is made in conformity with the volume and other limitations of Rule 145 promulgated by the SEC under the Securities Act, (ii) such sale, transfer or other disposition has been registered under the Securities Act or (iii) in the opinion of counsel reasonably acceptable to Parent, or a "no action" letter obtained by the undersigned from the staff of the SEC such sale, transfer or other disposition is otherwise exempt from registration under the Securities Act.

    D. I understand that Parent is under no obligation to register the sale, transfer or other disposition of Parent Common Stock by me or on my behalf under the Act or, except as provided in paragraph 2(A) below, to take any other action necessary in order to make compliance with an exemption from such registration available.

    E. I also understand that stop transfer instructions will be given to the Company's transfer Agent with respect to shares of Company Common Stock currently held by me and to Parent's transfer Agent with respect to shares of Parent Common Stock issued to me in the Merger, and there will be placed on the certificates for such shares of Parent Common Stock, a legend stating in substance:

      "THE SHARES REPRESENTED BY THIS CERTIFICATE WERE ISSUED IN A TRANSACTION TO WHICH RULE 145 PROMULGATED UNDER THE SECURITIES ACT OF 1933 APPLIES. THE SHARES REPRESENTED BY THIS CERTIFICATE MAY ONLY BE TRANSFERRED IN ACCORDANCE WITH THE TERMS OF AN AGREEMENT DATED MAY , 1998 BETWEEN THE REGISTERED HOLDER HEREOF AND ACXIOM CORPORATION, A COPY OF WHICH AGREEMENT IS ON FILE AT THE PRINCIPAL OFFICES OF ACXIOM CORPORATION."

    F. I also understand that unless a sale or transfer is made in conformity with the provisions of Rule 145, or pursuant to a registration statement, Parent reserves the right to put the following legend on the certificates issued to my transferee:

      "THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 AND WERE ACQUIRED FROM A PERSON WHO RECEIVED SUCH SHARES IN A TRANSACTION TO WHICH RULE 145 PROMULGATED UNDER THE SECURITIES ACT OF 1933 APPLIES. THE SHARES HAVE BEEN ACQUIRED BY THE HOLDER NOT WITH A VIEW TO, OR FOR RESALE IN CONNECTION WITH, ANY DISTRIBUTION THEREOF WITHIN THE MEANING OF THE SECURITIES ACT OF 1933 AND MAY NOT BE SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT IN ACCORDANCE WITH AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT OF 1933."

    G. I further represent to, and covenant with Parent that I will not sell, transfer or otherwise dispose of or reduce my risk (as contemplated by the SEC Accounting Series Release No. 135) with respect to shares of Company Common Stock that I may hold and, furthermore, that I will not sell, transfer or otherwise dispose of or reduce my risk (as contemplated by SEC Accounting Series Release No. 135) with respect to the shares of Parent Common Stock received by me in the Merger or any other shares of the capital stock of Parent during the 30 days prior to the Effective Time until after such time as results covering at least 30 days of continued operations of Parent and the Company have been published by Parent, in the form of a quarterly earnings report, an effective registration statement filed with the SEC, a report to the SEC on Form 10-K, 10-Q or 8-K, or any other public filing or announcement which includes the combined results of operations of Parent and the Company (the period commencing 30 days prior to the Effective Time and ending on the date of the publication of the post-Merger financial results is referred to herein as the "Pooling Period"). Parent shall notify the "affiliates" of the publication of such results. Notwithstanding the foregoing, I understand that during the Pooling Period I will be permitted to sell, transfer or otherwise dispose of or reduce my risk with respect to an amount of Parent Common Stock and Company Common Stock not more than the de minimus amount permitted by the SEC in its rules and releases relating to pooling of interests accounting treatment and in accordance with Rule 145(d)(i) under the Securities Act, subject to providing advance written notice to Parent.

    H. Execution of this letter should not be considered an admission on my part that I am an "affiliate" of the Company as described in the first paragraph of this letter, nor as a waiver of any rights I may have to object to any claim that I am such an affiliate on or after the date of this letter.

  2. By Parent's acceptance of this letter, Parent hereby agrees with me as follows:

    A. For so long as and to the extent necessary to permit me to sell the shares of Parent Common Stock pursuant to Rule 145 and, to the extent applicable, Rule 144 under the Act, Parent shall (a) use its reasonable best efforts to (i) file, on a timely basis, all reports and data required to be filed with the SEC by it pursuant to Section 13 of the Securities Exchange Act of 1934, as amended and (ii) furnish to me upon request a written statement as to whether Parent has complied with such reporting requirements during the 12 months preceding any proposed sale of the shares of Parent Common Stock by me under Rule 145, and (b) otherwise use its reasonable efforts to permit such sales pursuant to Rule 145 and Rule 144.

    B. It is understood and agreed that certificates with the legends set forth in paragraphs E and F above will be substituted by delivery of certificates without such legend if (i) one year shall have elapsed from the date the undersigned acquired the shares of Parent Common Stock received in the Merger and the provisions of Rule 145(d)(2) are then available to the undersigned,
  (ii) two years shall have elapsed from the date the undersigned acquired the shares of Parent Common Stock received in the Merger and the provisions of Rule 145(d)(3) are then applicable to the undersigned, or (iii) Parent has received either an opinion of counsel, which opinion and counsel shall be reasonably satisfactory to Parent, or a "no-action" letter obtained by the undersigned from the staff of the SEC, to the effect that the restrictions imposed by Rule 144 and Rule 145 under the Act no longer apply to the undersigned.

                                          Very truly yours,

                                          -------------------------------------
                                          Name:

Agreed and accepted this   day of
    , 1998, by

ACXIOM CORPORATION

By: _________________________________
  Name:
  Title:

                                                                      EXHIBIT D

               FORM OF AFFILIATE LETTER FOR AFFILIATES OF PARENT

Acxiom Corporation
301 Industrial Boulevard
Conway, AR 72032

Ladies and Gentlemen:

  I have been advised that as of the date of this letter I may be deemed to be an "affiliate" of Acxiom Corporation, a Delaware corporation ("Parent"), as the term "affiliate" is defined for purposes of Accounting Series Releases No. 130 and No. 135, as amended, of the Securities and Exchange Commission (the "SEC"). Pursuant to the terms of the Agreement and Plan of Merger, dated as of May 26, 1998 (the "Merger Agreement"), among May & Speh, Inc., a Delaware corporation (the "Company"), ACX Acquisition Co., a Delaware corporation ("Sub"), and Parent, (i) Sub will be merged with and into the Company, with the Company continuing as the Surviving Corporation (the "Merger"), (ii) the Company will become a subsidiary of Parent, and (iii) stockholders of the Company will become stockholders of Parent.

  I hereby represent to, and covenant with Parent that I will not sell, transfer or otherwise dispose of or reduce my risk (as contemplated by the SEC Accounting Series Release No. 135) with respect to any shares of common stock, par value $.10 per share, of Parent (the "Parent Common Stock") that I may hold and, furthermore, that I will not sell, transfer or otherwise dispose of or reduce my risk (as contemplated by the SEC Accounting Series Release No. 135) with respect to any shares of common stock, par value $0.01 per share, of the Company ("Company Common Stock") that I may hold during the 30 days prior to the Effective Time (as defined in the Merger Agreement) until after such time as results covering at least 30 days of combined operations of Parent and the Company have been published by Parent, in the form of a quarterly earnings report, an effective registration statement filed with the SEC, a report to the SEC on Form 10-K, 10-Q or 8-K, or any other public filing or announcement which includes the combined results of operations of Parent and the Company (the period commencing 30 days prior to the Effective Time and ending on the date of the publication of the post-Merger financial results is referred to herein as the "Pooling Period"). Parent shall notify the "affiliates"of the publication of such results. Notwithstanding the foregoing, I understand that during the Pooling Period I will be permitted to sell, transfer or otherwise dispose of or reduce my risk with respect to an amount of Parent Common Stock and Company Common Stock not more than the de minimus amount permitted by the SEC in its rules and releases relating to pooling of interests accounting treatment, subject to providing advance written notice to Parent.

  Execution of this letter should not be considered an admission on my part that I am an "affiliate" of Parent as described in the first paragraph of this letter, nor as a waiver of any rights I may have to object to any claim that I am such an affiliate on or after the date of this letter.

                                          Very truly yours,

                                          -------------------------------------
                                          Name:

Agreed and accepted this   day of
    , 1998, by

ACXIOM CORPORATION

By: _________________________________
  Name:
  Title:

                                                                        ANNEX B

                            STOCK OPTION AGREEMENT

  STOCK OPTION AGREEMENT, dated as of May 26, 1998 (the "Agreement"), between MAY & SPEH, INC., a Delaware corporation ("Issuer"), and Acxiom Corporation, a Delaware corporation ("Grantee").

                                   RECITALS

  A. Issuer and Grantee have entered into an Agreement and Plan of Merger, dated as of the date hereof (the "Merger Agreement"; defined terms used but not defined herein have the meanings set forth in the Merger Agreement), providing for, among other things, the merger of Sub with and into Issuer pursuant to the terms of the Merger; and

  B. As a condition and inducement to Grantee's willingness to enter into the Merger Agreement, Grantee has requested that Issuer agree, and Issuer has agreed, to grant Grantee the Option (as defined below).

  NOW,  THEREFORE,   in  consideration  of  the  foregoing  and  the  respective representations, warranties, covenants and agreements set forth herein, Issuer and Grantee agree as follows:

  1. Grant of Option. Subject to the terms and conditions set forth herein, Issuer hereby grants to Grantee an irrevocable option (the "Option") to purchase up to 19.9% of the number of shares (the "Option Shares") of common stock, par value $0.01 per share ("Issuer Common Stock"), of Issuer issued and outstanding immediately prior to the grant of the Option at a purchase price of $14.96 (as adjusted as set forth herein) per Option Share (the "Purchase Price").

  2. Exercise of Option. (a) Grantee may exercise the Option, with respect to any or all of the Option Shares at any one time, subject to the provisions of
Section 2(c), upon the occurrence of a Purchase Event (as defined in Section 7(c)), except that (i) subject to the last sentence of this Section 2(a), the Option will terminate and be of no further force and effect upon the earliest to occur of (A) the Effective Time, (B) six months after the date on which a Purchase Event (as defined herein) occurs, and (C) termination of the Merger Agreement in accordance with its terms prior to the occurrence of a Purchase Event, unless, in the case of clause (C), the Grantee has the right to receive the Company Termination Fee following such termination upon the occurrence of certain events, in which case the Option will not terminate until the later of
(x) six months following the time such Company Termination Fee becomes payable and (y) the expiration of the period in which the Grantee has such right to receive the Company Termination Fee, and (ii) any purchase of Option Shares upon exercise of the Option will be subject to compliance with the HSR Act and the obtaining or making of any consents, approvals, orders, notifications or authorizations, the failure of which to have obtained or made would have the effect of making the issuance of Option Shares illegal (the "Regulatory Approvals") and no preliminary or permanent injunction or other order by any court of competent jurisdiction prohibiting or otherwise restraining such issuance shall be in effect. Notwithstanding the termination of the Option, Grantee will be entitled to purchase the Option Shares if it has exercised the Option in accordance with the terms hereof prior to the termination of the Option, and the termination of the Option will not affect any rights hereunder which by their terms do not terminate or expire prior to or as of such termination.

    (b) In the event that Grantee wishes to exercise the Option, it will send to Issuer a written notice (an "Exercise Notice"; the date of which being herein referred to as the "Notice Date") to that effect which Exercise Notice also specifies the number of Option Shares, if any, Grantee wishes to purchase pursuant to this Section 2(b), the number of Option Shares, if any, with respect to which Grantee wishes to exercise its Cash-Out Right (as defined herein) pursuant to Section 7(c), the denominations of the certificate or certificates evidencing the Option Shares which Grantee wishes to purchase pursuant to this Section 2(b) and a date not earlier than 20 business days nor later than 30 business days from the Notice Date for the closing (an "Option Closing") of such purchase (an "Option Closing Date"). Any Option Closing will be at an agreed location and time in New York, New York on the applicable Option Closing Date or at such later date as may be necessary so as to comply with clause (ii) of Section 2(a).

    (c) Notwithstanding anything to the contrary contained herein, any exercise of the Option and purchase of Option Shares shall be subject to compliance with applicable laws and regulations, which may prohibit the purchase of all the Option Shares specified in the Exercise Notice without first obtaining or making certain Regulatory Approvals. In such event, if the Option is otherwise exercisable and Grantee wishes to exercise the Option, the Option may be exercised in accordance with Section 2(b) and Grantee shall acquire the maximum number of Option Shares specified in the Exercise Notice that Grantee is then permitted to acquire under the applicable laws and regulations, and if Grantee thereafter obtains the Regulatory Approvals to acquire the remaining balance of the Option Shares specified in the Exercise Notice, then Grantee shall be entitled to acquire such remaining balance. Issuer agrees to use its reasonable best efforts to assist Grantee in seeking the Regulatory Approvals.

  In the event (i) Grantee receives official notice that a Regulatory Approval required for the purchase of any Option Shares will not be issued or granted or
(ii) such Regulatory Approval has not been issued or granted within six months of the date of the Exercise Notice, Grantee shall have the right to exercise its Cash-Out Right (as defined herein) pursuant to Section 7(c) with respect to the Option Shares for which such Regulatory Approval will not be issued or granted or has not been issued or granted.

  3. Payment and Delivery of Certificates. (a) At any Option Closing, Grantee will pay to Issuer in same day funds by wire transfer to a bank account designated in writing by Issuer an amount equal to the Purchase Price multiplied by the number of Option Shares to be purchased at such Option Closing.

    (b) At any Option Closing, simultaneously with the delivery of same day funds as provided in Section 3(a), Issuer will deliver to Grantee a certificate or certificates representing the Option Shares to be purchased at such Option Closing, which Option Shares will be free and clear of all liens, claims, charges and encumbrances of any kind whatsoever. If at the time of issuance of Option Shares pursuant to an exercise of the Option hereunder, Issuer shall not have issued any securities similar to rights under a shareholder rights plan, then each Option Share issued pursuant to such exercise will also represent such a corresponding right with terms substantially the same as and at least as favorable to Grantee as are provided under any Issuer shareholder rights agreement or any similar agreement then in effect.

    (c)  Certificates  for the Option Shares delivered at an Option Closing will
  have  typed  or  printed   thereon  a  restrictive   legend  which  will  read
  substantially as follows:

    "THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1993, AND MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED ONLY IF SO REGISTERED OR IF ANY EXEMPTION FROM SUCH REGISTRATION IS AVAILABLE. SUCH SECURITIES ARE ALSO SUBJECT TO ADDITIONAL RESTRICTIONS ON TRANSFER AS SET FORTH IN THE STOCK OPTION AGREEMENT, DATED AS OF MAY 26, 1998, A COPY OF WHICH MAY BE OBTAINED FROM THE SECRETARY OF MAY & SPEH, INC. AT ITS PRINCIPAL EXECUTIVE OFFICES."

    It is understood and agreed that (i) the reference to restrictions arising under the Securities Act in the above legend will be removed by delivery of substitute certificate(s) without such reference if such Option Shares have been sold in compliance with the registration and prospectus delivery requirements of the Securities Act, such Option Shares have been sold in reliance on and in accordance with Rule 144 under the Securities Act or Grantee has delivered to Issuer a copy of a letter from the staff of the SEC, or an opinion of counsel in form and substance reasonably satisfactory to Issuer and its counsel, to the effect that such legend is not required for purposes of the Securities Act and (ii) the reference to restrictions pursuant to this Agreement in the above legend will be removed by delivery of substitute certificate(s) without such reference if the Option Shares evidenced by certificate(s) containing such reference have been sold or transferred in compliance with the provisions of this Agreement under circumstances that do not require the retention of such reference.

  4. Incorporation of Representations and Warranties of Issuer. The representations and warranties of Issuer contained in Article V of the Merger Agreement are hereby incorporated by reference herein with the same force and effect as though made pursuant to this Agreement.

  5. Representations and Warranties of Issuer. Issuer hereby represents and warrants to Grantee as follows:

    (a) Corporate Authorization. Issuer has the corporate power and authority to enter into this Agreement and to carry out its obligations hereunder. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by the Board of Directors of Issuer, and no other corporate proceedings on the part of Issuer are necessary to authorize this Agreement and the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Issuer, and assuming this Agreement constitutes a valid and binding agreement of Grantee, this Agreement constitutes a valid and binding agreement of Issuer, enforceable against Issuer in accordance with its terms (except insofar as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors' rights generally, or by principles governing the availability of equitable remedies).

    (b) Authorized Stock. Issuer has taken all necessary corporate and other action to authorize and reserve and, subject to the expiration or termination of any required waiting period under the HSR Act, to permit it to issue, and, at all times from the date hereof until the obligation to deliver Option Shares upon the exercise of the Option terminates, shall have reserved for issuance, upon exercise of the Option, shares of Issuer Common Stock necessary for Grantee to exercise the Option, and Issuer will take all necessary corporate action to authorize and reserve for issuance all additional shares of Issuer Common Stock or other securities which may be issued pursuant to
  Section 7 upon exercise of the Option. The shares of Issuer Common Stock to be issued upon due exercise of the Option, including all additional shares of Issuer Common Stock or other securities which may be issuable upon exercise of the Option or any other securities which may be issued pursuant to Section 7, upon issuance pursuant hereto, will be duly and validly issued, fully paid and nonassessable, and will be delivered free and clear of all liens, claims, charges and encumbrances of any kind or nature whatsoever, including without limitation any preemptive rights of any stockholder of Issuer.

  6. Representations and Warranties of Grantee. Grantee hereby represents and warrants to Issuer that:

    (a) Corporate Authorization. Grantee has the corporate power and authority to enter into this Agreement and to carry out its obligations hereunder. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by the Board of Directors of Grantee, and no other corporate proceedings on the part of Grantee are necessary to authorize this Agreement and the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Grantee, and assuming this Agreement constitutes a valid and binding agreement of Issuer, this Agreement constitutes a valid and binding agreement of Grantee, enforceable against Grantee in accordance with its terms (except insofar as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors' rights generally, or by principles governing the availability of equitable remedies).

    (b) Purchase Not For Distribution. Any Option Shares or other securities acquired by Grantee upon exercise of the Option will not be, and the Option is not being, acquired by Grantee with a view to the public distribution thereof. Neither the Option nor any of the Option Shares will be offered, sold, pledged or otherwise transferred except in compliance with, or pursuant to an exemption from, the registration requirements of the Securities Act.

  7. Adjustment upon Changes in Capitalization, Etc. (a) In the event of any changes in Issuer Common Stock by reason of a stock dividend, reverse stock split, merger, recapitalization, combination, exchange of shares, or similar transaction, the type and number of shares or securities subject to the Option, and the Purchase Price therefor, will be adjusted appropriately, and proper provision will be made in the agreements governing such transaction, so that Grantee will receive upon exercise of the Option the number and class of shares or other securities or property that Grantee would have received with respect to Issuer Common Stock if the Option had been exercised immediately prior to such event or the record date therefor, as applicable.

    (b) Without limiting the parties' relative rights and obligations under the Merger Agreement, in the event that the Issuer enters into an agreement (i) to consolidate with or merge into any person, other than Grantee or one of its subsidiaries, and Issuer will not be the continuing or surviving corporation in such consolidation or merger, (ii) to permit any person, other than Grantee or one of its subsidiaries, to merge into Issuer and Issuer will be the continuing or surviving corporation, but in connection with such merger, the shares of Issuer Common Stock outstanding immediately prior to the consummation of such merger will be changed into or exchanged for stock or other securities of Issuer or any other person or cash or any other property, or the shares of Issuer Common Stock outstanding immediately prior to the consummation of such merger will, after such merger represent less than 50% of the outstanding voting securities of the merged company, or (iii) to sell or otherwise transfer all or substantially all of its assets to any person, other than Grantee or one of its subsidiaries, then, and in each such case, the agreement governing such transaction will make proper provision so that the Option will, upon the consummation of any such transaction and upon the terms and condition set forth herein, be converted into, or exchanged for, an option with identical terms appropriately adjusted to acquire the number and class of shares or other securities or property that Grantee would have received in respect of Issuer Common Stock if the Option had been exercised immediately prior to such consolidation, merger, sale, or transfer, or the record date therefor, as applicable and make any other necessary adjustments.

    (c) If, at any time during the period commencing on the occurrence of an event as a result of which Grantee is entitled to receive the Company Termination Fee pursuant to Section 7.12 of the Merger Agreement (the "Purchase Event") and ending on the termination of the Option in accordance with Section 2, Grantee sends to Issuer an Exercise Notice indicating Grantee's election to exercise its right (the "Cash-Out-Right") pursuant to this Section 7(c), then Issuer shall pay to Grantee, on the Option Closing Date, in exchange for the cancellation of the Option with respect to such number of Option Shares as Grantee specifies in the Exercise Notice, an amount in cash equal to such number of Option Shares multiplied by the difference between (i) the average closing price for the 10 trading days commencing on the 12th Nasdaq trading day immediately preceding the Notice Date, per share of Issuer Common Stock as reported on the Nasdaq National Market (or, if not listed on the Nasdaq, as reported on any other national securities exchange or national securities quotation system on which the Issuer Common Stock is listed or quoted, as reported in The Wall Street Journal (Northeast edition), or, if not reported thereby, any other authoritative source) (the "Closing Price") and (ii) the Purchase Price, except that in no event shall the Issuer be required to pay to the Grantee pursuant to this Section 7(c) an amount exceeding the product of (x) $2.00 and (y) such number of Option Shares. Notwithstanding the termination of the Option, Grantee will be entitled to exercise its rights under this Section 7(c) if it has exercised such rights in accordance with the terms hereof prior to the termination of the Option.

  8. Repurchase Option. In the event that Grantee notifies Issuer of its intention to exercise the Option pursuant to Section 2(a), Issuer may require Grantee upon the delivery to Grantee of written notice during the period beginning on the Notice Date and ending two days prior to the Option Closing Date, to sell to Issuer the Option Shares acquired by Grantee pursuant to such exercise of the Option at a purchase price per share for such sale equal to the Purchase Price plus $2.00. The Closing of any repurchase of Option Shares pursuant to this Section 8 shall take place immediately following consummation of the sale of the Option Shares to Grantee on the Option Closing Date at the location and time agreed upon with respect to such Option Closing Date.

  9. Registration Rights.

  (a) Grantee may by written notice (a "Registration Notice") to Issuer request Issuer to register under the Securities Act all or any part of the Option Shares or other securities acquired by Grantee pursuant to this Agreement
(collectively, the "Registrable Securities") in order to permit the sale or other disposition of such securities pursuant to a bona fide, firm commitment underwritten public offering in which Grantee and the underwriters shall effect as wide a distribution of such Registrable Securities as is reasonably practicable and shall use reasonable efforts to prevent any person or group from purchasing through such offering shares representing more than 3% of the shares of Issuer Common Stock then outstanding on a fully-diluted basis; provided, however, that any such Registration Notice must relate to a number of shares equal to at least 2% of the shares of Issuer Common Stock then outstanding on a fully-diluted basis and that any rights to require registration hereunder shall terminate with respect to any shares that may be sold pursuant to Rule 144(k) under the Securities Act.

  (b) Issuer shall use reasonable best efforts to effect, as promptly as practicable, the registration under the Securities Act of the Registrable Securities requested to be registered in the Registration Notice; provided, however, that (i) Grantee shall not be entitled to more than an aggregate of two effective registration statements hereunder and (ii) Issuer will not be required to file any such registration statement during any period of time (not to exceed 40 days after a Registration Notice in the case of clause (A) below or 90 days after a Registration Notice in the case of clauses (B) and (C) below) when (A) Issuer is in possession of material non-public information which it reasonably believes would be detrimental to be disclosed at such time and, based upon the advice of outside securities counsel to Issuer, such information would have to be disclosed if a registration statement were filed at that time; (B) Issuer would be required under the Securities Act to include audited financial statements for any period in such registration statement and such financial statements are not yet available for inclusion in such registration statement; or (C) Issuer determines, in its reasonable judgment, that such registration would interfere with any financing, acquisition or other material transaction involving Issuer. If the consummation of the sale of any Registrable Securities pursuant to a registration hereunder does not occur within 180 days after the filing with the SEC of the initial registration statement therefor, the provisions of this Section shall again be applicable to any proposed registration, it being understood that Grantee shall not be entitled to more than an aggregate of two effective registration statements hereunder. Issuer will use reasonable efforts to cause each such registration statement to become effective, to obtain all consents or waivers of other parties which are required therefor, and to keep such registration statement effective for such period not in excess of 180 calendar days from the day such registration statement first becomes effective as may be reasonably necessary to effect such sale or other disposition. Issuer shall use reasonable best efforts to cause any Registrable Securities registered pursuant to this Section to be qualified for sale under the securities or blue sky laws of such jurisdictions as Grantee may reasonably request and shall continue such registration or qualification in effect in such jurisdictions; provided, however, that Issuer shall not be required to qualify to do business in, or consent to general service of process in, any jurisdiction.

  (c) If Issuer effects a registration under the Securities Act of Issuer Common Stock for its own account or for any other stockholders of Issuer (other than on Form S-4 or Form S-8, or any successor form), it will allow Grantee the right to participate in such registration, and such participation will not affect the obligation of Issuer to effect demand registration statements for Grantee under this Section 9, except that, if the managing underwriters of such offering advise Issuer in writing that in their opinion the number of shares of Issuer Common Stock requested to be included in such registration exceeds the number which can be sold in such offering, Issuer will include the shares requested to be included therein by Grantee pro rata with the shares intended to be included therein by Issuer.

  (d) The registration rights set forth in this Section are subject to the condition that Grantee shall provide Issuer with such information with respect to Grantee Registrable Securities, the plan for distribution thereof, and such other information with respect to Grantee as, in the reasonable judgment of counsel for Issuer, is necessary to enable Issuer to include in a registration statement all material facts required to be disclosed with respect to a registration hereunder.

  (e) A registration effected under this Section shall be effected at Issuer's expense, except for underwriting discounts and commissions and the fees and expenses of Grantee's counsel, and Issuer shall provide to the underwriters such documentation (including certificates, opinions of counsel and "comfort" letters from auditors) as are customary in connection with underwritten public offerings and as such underwriters may reasonably require. In connection with any registration, Grantee and Issuer agree to enter into an underwriting agreement reasonably acceptable to each such party, in form and substance customary for transactions of this type.

  10. Transfers. The Option Shares may not be sold, assigned, transferred, or otherwise disposed of except (i) pursuant to Section 8 hereof, (ii) in an underwritten public offering as provided in Section 9 or (iii) to any purchaser or transferee who would not, to the knowledge of the Grantee after reasonable inquiry, immediately following such sale, assignment, transfer or disposal beneficially own more than 4.9% of the then-outstanding voting power of the Issuer, except that Grantee shall be permitted to sell any Option Shares if such sale is made pursuant to a tender or exchange offer that has been approved or recommended by a majority of the members of the Board of Directors of Issuer (which majority shall include a majority of directors who were directors as of the date hereof).

  11. Listing. If Issuer Common Stock or any other securities to be acquired upon exercise of the Option are then listed on the Nasdaq (or any other national securities exchange or national securities quotation system), Issuer, upon the request of Grantee, will promptly file an application to list the shares of Issuer Common Stock or other securities to be acquired upon exercise of the Option on the Nasdaq (and any such other national securities exchange or national securities quotation system) and will use reasonable efforts to obtain approval of such listing as promptly as practicable.

  12. Miscellaneous. (a) Expenses. Except as otherwise provided in the Merger Agreement, each of the parties hereto will pay all costs and expenses incurred by it or on its behalf in connection with the transactions contemplated hereunder, including fees and expenses of its own financial consultants, investment bankers, accountants and counsel.

  (b) Amendment. This Agreement may not be amended, except by an instrument in writing signed on behalf of each of the parties.

  (c) Extension; Waiver. Any agreement on the part of a party to waive any provision of this Agreement, or to extend the time for performance, will be valid only if set forth in an instrument in writing signed on behalf of such party. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise will not constitute a waiver of such rights.

  (d) Entire Agreement; No Third-Party Beneficiaries. This Agreement, the Merger Agreement (including the documents and instruments attached thereto as exhibits or schedules or delivered in connection therewith) and the Confidentiality Agreement (i) constitute the entire agreement, and supersede all prior agreements and understandings, both written and oral, between the parties with respect to the subject matter of this Agreement, and (ii) are not intended to confer upon any person other than the parties any rights or remedies.

  (e) Governing Law. This Agreement will be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflict of laws thereof.

  (f) Notices. All notices, requests, claims, demands, and other communications under this Agreement must be in writing and will be deemed given if delivered personally, telecopied (which is confirmed), or sent by overnight courier (providing proof of delivery) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

  If to Issuer to:

    May & Speh, Inc.
    1501 Opus Place
    Downers Grove, IL 60515
    Fax: (630) 719-0525
    Attention: Chief Executive Officer

  with a copy to:

    Winston & Strawn
    35 West Wacker Drive
    Chicago, IL 60601
    Fax: (312) 558-5700
    Attention: Bruce A. Toth

  If to Grantee to:

    Acxiom Corporation
    P.O. Box 2000
    301 Industrial Boulevard
    Conway, AR 72033-2000
    Fax: (501) 336-3913
    Attention: President

  with a copy to:

    Skadden, Arps, Slate, Meagher & Flom LLP
    919 Third Avenue
    New York, New York 10022
    Attention: J. Michael Schell
    Telecopy: (212) 735-2000

  (g) Assignment. Neither this Agreement, the Option nor any of the rights, interests, or obligations under this Agreement may be assigned, transferred or delegated, in whole or in part, by operation of law or otherwise, by Issuer or Grantee without the prior written consent of the other. Any assignment, transfer or delegation in violation of the preceding sentence will be void. Subject to the first and second sentences of this Section 12(g), this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

  (h) Further Assurances. In the event of any exercise of the Option by Grantee, Issuer and Grantee will execute and deliver all other documents and instruments and take all other action that may be reasonably necessary in order to consummate the transactions provided for by such exercise.

  (i) Enforcement. The parties agree that irreparable damage would occur and that the parties would not have any adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties will be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any Federal court located in the State of Delaware or in Delaware state court, the foregoing being in addition to any other remedy to which they are entitled at law or in equity. In addition, each of the parties hereto (i) consents to submit itself to the personal jurisdiction of any Federal court located in the State of Delaware or any Delaware state court in the event any dispute arises out of this Agreement or any of the transactions contemplated by this Agreement, (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, and (iii) agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than a Federal court sitting in the State of Delaware or a Delaware state court.

  IN WITNESS WHEREOF, Issuer and Grantee have caused this Agreement to be signed by their respective officers thereunto duly authorized as of the day and year first written above.

                                          May & Speh, Inc.

                                                    /s/ Peter I. Mason
                                          By: _________________________________
                                            Name: Peter I. Mason
                                            Title: Chairman, President and CEO

                                          Acxiom Corporation

                                                   /s/ Charles D. Morgan
                                          By: _________________________________
                             Name: Charles D. Morgan
                                            Title: President

                                                                        ANNEX C

                            STOCK OPTION AGREEMENT

  STOCK OPTION AGREEMENT, dated as of May 26, 1998 (the "Agreement"), between Acxiom Corporation, a Delaware corporation ("Issuer"), and May & Speh, Inc., a Delaware corporation ("Grantee").

                                   RECITALS

  A. Issuer and Grantee have entered into an Agreement and Plan of Merger, dated as of the date hereof (the "Merger Agreement"; defined terms used but not defined herein have the meanings set forth in the Merger Agreement), providing for, among other things, the merger of Sub with and into Grantee pursuant to the terms of the Merger; and

  B. As a condition and inducement to Grantee's willingness to enter into the Merger Agreement, Grantee has requested that Issuer agree, and Issuer has agreed, to grant Grantee the Option (as defined below).

  NOW,  THEREFORE,   in  consideration  of  the  foregoing  and  the  respective representations, warranties, covenants and agreements set forth herein, Issuer and Grantee agree as follows:

  1. Grant of Option. Subject to the terms and conditions set forth herein, Issuer hereby grants to Grantee an irrevocable option (the "Option") to purchase up to 19.9% of the number of shares (the "Option Shares") of common stock, par value $0.10 per share ("Issuer Common Stock"), of Issuer issued and outstanding immediately prior to the grant of the Option at a purchase price of $23.55 (as adjusted as set forth herein) per Option Share (the "Purchase Price").

  2. Exercise of Option. (a) Grantee may exercise the Option, with respect to any or all of the Option Shares at any one time, subject to the provisions of
Section 2(c), upon the occurrence of a Purchase Event (as defined in Section 7(c)), except that (i) subject to the last sentence of this Section 2(a), the Option will terminate and be of no further force and effect upon the earliest to occur of (A) the Effective Time, (B) six months after the date on which a Purchase Event (as defined herein) occurs, and (C) termination of the Merger Agreement in accordance with its terms prior to the occurrence of a Purchase Event, unless, in the case of clause (C), the Grantee has the right to receive the Parent Termination Fee following such termination upon the occurrence of certain events, in which case the Option will not terminate until the later of
(x) six months following the time such Parent Termination Fee becomes payable and (y) the expiration of the period in which the Grantee has such right to receive a Parent Termination Fee, and (ii) any purchase of Option Shares upon exercise of the Option will be subject to compliance with the HSR Act and the obtaining or making of any consents, approvals, orders, notifications or authorizations, the failure of which to have obtained or made would have the effect of making the issuance of Option Shares illegal (the "Regulatory Approvals") and no preliminary or permanent injunction or other order by any court of competent jurisdiction prohibiting or otherwise restraining such issuance shall be in effect. Notwithstanding the termination of the Option, Grantee will be entitled to purchase the Option Shares if it has exercised the Option in accordance with the terms hereof prior to the termination of the Option, and the termination of the Option will not affect any rights hereunder which by their terms do not terminate or expire prior to or as of such termination.

    (b) In the event that Grantee wishes to exercise the Option, it will send to Issuer a written notice (an "Exercise Notice"; the date of which being herein referred to as the "Notice Date") to that effect which Exercise Notice also specifies the number of Option Shares, if any, Grantee wishes to purchase pursuant to this Section 2(b), the number of Option Shares, if any, with respect to which Grantee wishes to exercise its Cash-Out Right (as defined herein) pursuant to Section 7(c), the denominations of the certificate or certificates evidencing the Option Shares which Grantee wishes to purchase pursuant to this Section 2(b) and a date not earlier than 20 business days nor later than 30 business days from the Notice Date for the closing (an "Option Closing") of such purchase (an "Option Closing Date"). Any Option Closing will be at an agreed location and time in New York, New York on the applicable Option Closing Date or at such later date as may be necessary so as to comply with clause (ii) of Section 2(a).

    (c) Notwithstanding anything to the contrary contained herein, any exercise of the Option and purchase of Option Shares shall be subject to compliance with applicable laws and regulations, which may prohibit the purchase of all the Option Shares specified in the Exercise Notice without first obtaining or making certain Regulatory Approvals. In such event, if the Option is otherwise exercisable and Grantee wishes to exercise the Option, the Option may be exercised in accordance with Section 2(b) and Grantee shall acquire the maximum number of Option Shares specified in the Exercise Notice that Grantee is then permitted to acquire under the applicable laws and regulations, and if Grantee thereafter obtains the Regulatory Approvals to acquire the remaining balance of the Option Shares specified in the Exercise Notice, then Grantee shall be entitled to acquire such remaining balance. Issuer agrees to use its reasonable best efforts to assist Grantee in seeking the Regulatory Approvals.

  In the event (i) Grantee receives official notice that a Regulatory Approval required for the purchase of any Option Shares will not be issued or granted or
(ii) such Regulatory Approval has not been issued or granted within six months of the date of the Exercise Notice, Grantee shall have the right to exercise its Cash-Out Right (as defined herein) pursuant to Section 7(c) with respect to the Option Shares for which such Regulatory Approval will not be issued or granted or has not been issued or granted.

  3. Payment and Delivery of Certificates. (a) At any Option Closing, Grantee will pay to Issuer in same day funds by wire transfer to a bank account designated in writing by Issuer an amount equal to the Purchase Price multiplied by the number of Option Shares to be purchased at such Option Closing.

    (b) At any Option Closing, simultaneously with the delivery of same day funds as provided in Section 3(a), Issuer will deliver to Grantee a certificate or certificates representing the Option Shares to be purchased at such Option Closing, which Option Shares will be free and clear of all liens, claims, charges and encumbrances of any kind whatsoever. If at the time of issuance of Option Shares pursuant to an exercise of the Option hereunder, Issuer shall not have issued any securities similar to rights under a shareholder rights plan, then each Option Share issued pursuant to such exercise will also represent such a corresponding right with terms substantially the same as and at least as favorable to Grantee as are provided under any Issuer shareholder rights agreement or any similar agreement then in effect.

    (c)  Certificates  for the Option Shares delivered at an Option Closing will
  have  typed  or  printed   thereon  a  restrictive   legend  which  will  read
  substantially as follows:

    "THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AND MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED ONLY IF SO REGISTERED OR IF ANY EXEMPTION FROM SUCH REGISTRATION IS AVAILABLE. SUCH SECURITIES ARE ALSO SUBJECT TO ADDITIONAL RESTRICTIONS ON TRANSFER AS SET FORTH IN THE STOCK OPTION AGREEMENT, DATED AS OF MAY 26, 1998, A COPY OF WHICH MAY BE OBTAINED FROM THE SECRETARY OF AXCIOM CORPORATION AT ITS PRINCIPAL EXECUTIVE OFFICES."

  It is understood and agreed that (i) the reference to restrictions arising under the Securities Act in the above legend will be removed by delivery of substitute certificate(s) without such reference if such Option Shares have been sold in compliance with the registration and prospectus delivery requirements of the Securities Act, such Option Shares have been sold in reliance on and in accordance with Rule 144 under the Securities Act or Grantee has delivered to Issuer a copy of a letter from the staff of the SEC, or an opinion of counsel in form and substance reasonably satisfactory to Issuer and its counsel, to the effect that such legend is not required for purposes of the Securities Act and
(ii) the reference to restrictions pursuant to this Agreement in the above legend will be removed by delivery of substitute certificate(s) without such reference if the Option Shares evidenced by certificate(s) containing such reference have been sold or transferred in compliance with the provisions of this Agreement under circumstances that do not require the retention of such reference.

  4. Incorporation of Representations and Warranties of Issuer. The representations and warranties of Issuer contained in Article V of the Merger Agreement are hereby incorporated by reference herein with the same force and effect as though made pursuant to this Agreement.

  5. Representations and Warranties of Issuer. Issuer hereby represents and warrants to Grantee as follows:

    (a) Corporate Authorization. Issuer has the corporate power and authority to enter into this Agreement and to carry out its obligations hereunder. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by the Board of Directors of Issuer, and no other corporate proceedings on the part of Issuer are necessary to authorize this Agreement and the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Issuer, and assuming this Agreement constitutes a valid and binding agreement of Grantee, this Agreement constitutes a valid and binding agreement of Issuer, enforceable against Issuer in accordance with its terms (except insofar as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors' rights generally, or by principles governing the availability of equitable remedies).

    (b) Authorized Stock. Issuer has taken all necessary corporate and other action to authorize and reserve and, subject to the expiration or termination of any required waiting period under the HSR Act, to permit it to issue, and, at all times from the date hereof until the obligation to deliver Option Shares upon the exercise of the Option terminates, shall have reserved for issuance, upon exercise of the Option, shares of Issuer Common Stock necessary for Grantee to exercise the Option, and Issuer will take all necessary corporate action to authorize and reserve for issuance all additional shares of Issuer Common Stock or other securities which may be issued pursuant to
  Section 7 upon exercise of the Option. The shares of Issuer Common Stock to be issued upon due exercise of the Option, including all additional shares of Issuer Common Stock or other securities which may be issuable upon exercise of the Option or any other securities which may be issued pursuant to Section 7, upon issuance pursuant hereto, will be duly and validly issued, fully paid and nonassessable, and will be delivered free and clear of all liens, claims, charges and encumbrances of any kind or nature whatsoever, including without limitation any preemptive rights of any stockholder of Issuer.

  6. Representations and Warranties of Grantee. Grantee hereby represents and warrants to Issuer that:

    (a) Corporate Authorization. Grantee has the corporate power and authority to enter into this Agreement and to carry out its obligations hereunder. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by the Board of Directors of Grantee, and no other corporate proceedings on the part of Grantee are necessary to authorize this Agreement and the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Grantee, and assuming this Agreement constitutes a valid and binding agreement of Issuer, this Agreement constitutes a valid and binding agreement of Grantee, enforceable against Grantee in accordance with its terms (except insofar as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors' rights generally, or by principles governing the availability of equitable remedies).

    (b) Purchase Not For Distribution. Any Option Shares or other securities acquired by Grantee upon exercise of the Option will not be, and the Option is not being, acquired by Grantee with a view to the public distribution thereof. Neither the Option nor any of the Option Shares will be offered, sold, pledged or otherwise transferred except in compliance with, or pursuant to an exemption from, the registration requirements of the Securities Act.

  7. Adjustment upon Changes in Capitalization, Etc. (a) In the event of any changes in Issuer Common Stock by reason of a stock dividend, reverse stock split, merger, recapitalization, combination, exchange of shares, or similar transaction, the type and number of shares or securities subject to the Option, and the Purchase Price therefor, will be adjusted appropriately, and proper provision will be made in the agreements governing such transaction, so that Grantee will receive upon exercise of the Option the number and class of shares or other securities or property that Grantee would have received with respect to Issuer Common Stock if the Option had been exercised immediately prior to such event or the record date therefor, as applicable.

  (b) Without limiting the parties' relative rights and obligations under the Merger Agreement, in the event that the Issuer enters into an agreement (i) to consolidate with or merge into any person, other than

  Grantee or one of its subsidiaries, and Issuer will not be the continuing or surviving corporation in such consolidation or merger, (ii) to permit any person, other than Grantee or one of its subsidiaries, to merge into Issuer and Issuer will be the continuing or surviving corporation, but in connection with such merger, the shares of Issuer Common Stock outstanding immediately prior to the consummation of such merger will be changed into or exchanged for stock or other securities of Issuer or any other person or cash or any other property, or the shares of Issuer Common Stock outstanding immediately prior to the consummation of such merger will, after such merger represent less than 50% of the outstanding voting securities of the merged company, or (iii) to sell or otherwise transfer all or substantially all of its assets to any person, other than Grantee or one of its subsidiaries, then, and in each such case, the agreement governing such transaction will make proper provision so that the Option will, upon the consummation of any such transaction and upon the terms and condition set forth herein, be converted into, or exchanged for, an option with identical terms appropriately adjusted to acquire the number and class of shares or other securities or property that Grantee would have received in respect of Issuer Common Stock if the Option had been exercised immediately prior to such consolidation, merger, sale, or transfer, or the record date therefor, as applicable and make any other necessary adjustments.

    (c) If, at any time during the period commencing on the occurrence of an event as a result of which Grantee is entitled to receive the Parent Termination Fee pursuant to Section 7.12 of the Merger Agreement (the "Purchase Event") and ending on the termination of the Option in accordance with Section 2, Grantee sends to Issuer an Exercise Notice indicating Grantee's election to exercise its right (the "Cash-Out-Right") pursuant to this Section 7(c), then Issuer shall pay to Grantee, on the Option Closing Date, in exchange for the cancellation of the Option with respect to such number of Option Shares as Grantee specifies in the Exercise Notice, an amount in cash equal to such number of Option Shares multiplied by the difference between (i) the average closing price for the 10 trading days commencing on the 12th Nasdaq trading day immediately preceding the Notice Date, per share of Issuer Common Stock as reported on the Nasdaq National Market (or, if not listed on the Nasdaq, as reported on any other national securities exchange or national securities quotation system on which the Issuer Common Stock is listed or quoted, as reported in The Wall Street Journal (Northeast edition), or, if not reported thereby, any other authoritative source) (the "Closing Price") and (ii) the Purchase Price, except that in no event shall the Issuer be required to pay to the Grantee pursuant to this Section 7(c) an amount exceeding the product of (x) $1.00 and (y) such number of Option Shares. Notwithstanding the termination of the Option, Grantee will be entitled to exercise its rights under this Section 7(c) if it has exercised such rights in accordance with the terms hereof prior to the termination of the Option.

  8. Repurchase Option. In the event that Grantee notifies Issuer of its intention to exercise the Option pursuant to Section 2(a), Issuer may require Grantee upon the delivery to Grantee of written notice during the period beginning on the Notice Date and ending two days prior to the Option Closing Date, to sell to Issuer the Option Shares acquired by Grantee pursuant to such exercise of the Option at a purchase price per share for such sale equal to the Purchase Price plus $1.00. The Closing of any repurchase of Option Shares pursuant to this Section 8 shall take place immediately following consummation of the sale of the Option Shares to Grantee on the Option Closing Date at the location and time agreed upon with respect to such Option Closing Date.

  9. Registration Rights.

    (a) Grantee may by written notice (a "Registration Notice") to Issuer request Issuer to register under the Securities Act all or any part of the Option Shares or other securities acquired by Grantee pursuant to this Agreement (collectively, the "Registrable Securities") in order to permit the sale or other disposition of such securities pursuant to a bona fide, firm commitment underwritten public offering in which Grantee and the underwriters shall effect as wide a distribution of such Registrable Securities as is reasonably practicable and shall use reasonable efforts to prevent any person or group from purchasing through such offering shares representing more than 3% of the shares of Issuer Common Stock then outstanding on a fully-diluted basis; provided, however, that any such Registration Notice must relate to a number of shares equal to at least 2% of the shares of Issuer Common Stock then outstanding on a fully-diluted basis and that any rights to require registration hereunder shall terminate with respect to any shares that may be sold pursuant to Rule 144(k) under the Securities Act.

    (b) Issuer shall use reasonable best efforts to effect, as promptly as practicable, the registration under the Securities Act of the Registrable Securities requested to be registered in the Registration Notice; provided, however, that (i) Grantee shall not be entitled to more than an aggregate of two effective registration statements hereunder and (ii) Issuer will not be required to file any such registration statement during any period of time (not to exceed 40 days after a Registration Notice in the case of clause (A) below or 90 days after a Registration Notice in the case of clauses (B) and
  (C) below) when (A) Issuer is in possession of material non-public information which it reasonably believes would be detrimental to be disclosed at such time and, based upon the advice of outside securities counsel to Issuer, such information would have to be disclosed if a registration statement were filed at that time; (B) Issuer would be required under the Securities Act to include audited financial statements for any period in such registration statement and such financial statements are not yet available for inclusion in such registration statement; or (C) Issuer determines, in its reasonable judgment, that such registration would interfere with any financing, acquisition or other material transaction involving Issuer. If the consummation of the sale of any Registrable Securities pursuant to a registration hereunder does not occur within 180 days after the filing with the SEC of the initial registration statement therefor, the provisions of this Section shall again be applicable to any proposed registration, it being understood that Grantee shall not be entitled to more than an aggregate of two effective registration statements hereunder. Issuer will use reasonable efforts to cause each such registration statement to become effective, to obtain all consents or waivers of other parties which are required therefor, and to keep such registration statement effective for such period not in excess of 180 calendar days from the day such registration statement first becomes effective as may be reasonably necessary to effect such sale or other disposition. Issuer shall use reasonable best efforts to cause any Registrable Securities registered pursuant to this Section to be qualified for sale under the securities or blue sky laws of such jurisdictions as Grantee may reasonably request and shall continue such registration or qualification in effect in such jurisdictions; provided, however, that Issuer shall not be required to qualify to do business in, or consent to general service of process in, any jurisdiction.

    (c) If Issuer effects a registration under the Securities Act of Issuer Common Stock for its own account or for any other stockholders of Issuer (other than on Form S-4 or Form S-8, or any successor form), it will allow Grantee the right to participate in such registration, and such participation will not affect the obligation of Issuer to effect demand registration statements for Grantee under this Section 9, except that, if the managing underwriters of such offering advise Issuer in writing that in their opinion the number of shares of Issuer Common Stock requested to be included in such registration exceeds the number which can be sold in such offering, Issuer will include the shares requested to be included therein by Grantee pro rata with the shares intended to be included therein by Issuer.

    (d) The registration rights set forth in this Section are subject to the condition that Grantee shall provide Issuer with such information with respect to Grantee Registrable Securities, the plan for distribution thereof, and such other information with respect to Grantee as, in the reasonable judgment of counsel for Issuer, is necessary to enable Issuer to include in a registration statement all material facts required to be disclosed with respect to a registration hereunder.

    (e) A registration effected under this Section shall be effected at Issuer's expense, except for underwriting discounts and commissions and the fees and expenses of Grantee's counsel, and Issuer shall provide to the underwriters such documentation (including certificates, opinions of counsel and "comfort" letters from auditors) as are customary in connection with underwritten public offerings and as such underwriters may reasonably require. In connection with any registration, Grantee and Issuer agree to enter into an underwriting agreement reasonably acceptable to each such party, in form and substance customary for transactions of this type.

  10. Transfers. The Option Shares may not be sold, assigned, transferred, or otherwise disposed of except (i) pursuant to Section 8 hereof, (ii) in an underwritten public offering as provided in Section 9 or (iii) to any purchaser or transferee who would not, to the knowledge of the Grantee after reasonable inquiry, immediately following such sale, assignment, transfer or disposal beneficially own more than 4.9% of the then-outstanding voting power of the Issuer, except that Grantee shall be permitted to sell any Option Shares if such sale is made pursuant to a tender or exchange offer that has been approved or recommended by a majority of the members of the Board of Directors of Issuer (which majority shall include a majority of directors who were directors as of the date hereof).

  11. Listing. If Issuer Common Stock or any other securities to be acquired upon exercise of the Option are then listed on the Nasdaq (or any other national securities exchange or national securities quotation system), Issuer, upon the request of Grantee, will promptly file an application to list the shares of Issuer Common Stock or other securities to be acquired upon exercise of the Option on the Nasdaq (and any such other national securities exchange or national securities quotation system) and will use reasonable efforts to obtain approval of such listing as promptly as practicable.

  12. Miscellaneous. (a) Expenses. Except as otherwise provided in the Merger Agreement, each of the parties hereto will pay all costs and expenses incurred by it or on its behalf in connection with the transactions contemplated hereunder, including fees and expenses of its own financial consultants, investment bankers, accountants and counsel.

  (b) Amendment. This Agreement may not be amended, except by an instrument in writing signed on behalf of each of the parties.

  (c) Extension; Waiver. Any agreement on the part of a party to waive any provision of this Agreement, or to extend the time for performance, will be valid only if set forth in an instrument in writing signed on behalf of such party. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise will not constitute a waiver of such rights.

  (d) Entire Agreement; No Third-Party Beneficiaries. This Agreement, the Merger Agreement (including the documents and instruments attached thereto as exhibits or schedules or delivered in connection therewith) and the Confidentiality Agreement (i) constitute the entire agreement, and supersede all prior agreements and understandings, both written and oral, between the parties with respect to the subject matter of this Agreement, and (ii) are not intended to confer upon any person other than the parties any rights or remedies.

  (e) Governing Law. This Agreement will be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflict of laws thereof.

  (f) Notices. All notices, requests, claims, demands, and other communications under this Agreement must be in writing and will be deemed given if delivered personally, telecopied (which is confirmed), or sent by overnight courier (providing proof of delivery) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

  If to Issuer to:

    Acxiom Corporation
    P.O. Box 2000
    301 Industrial Boulevard
    Conway, AR 72033-2000
    Fax: (501) 336-3913
    Attention: President

  with a copy to:

    Skadden, Arps, Slate, Meagher & Flom LLP
    919 Third Avenue
    New York, New York 10022
    Attention: J. Michael Schell
    Telecopy: (212) 735-2000

  If to Grantee to:

    May & Speh, Inc.
    1501 Opus Place
    Downes Grove, IL 60515
    Fax: (630) 719-0525
    Attention: Chief Executive Officer

  with a copy to:

    Winston & Strawn
    35 West Wacker Drive
    Chicago, IL 60601
    Fax: (312) 558-5700
    Attention: Bruce A. Toth

    (g) Assignment. Neither this Agreement, the Option nor any of the rights, interests, or obligations under this Agreement may be assigned, transferred or delegated, in whole or in part, by operation of law or otherwise, by Issuer or Grantee without the prior written consent of the other. Any assignment, transfer or delegation in violation of the preceding sentence will be void. Subject to the first and second sentences of this Section 12(g), this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

    (h) Further Assurances. In the event of any exercise of the Option by Grantee, Issuer and Grantee will execute and deliver all other documents and instruments and take all other action that may be reasonably necessary in order to consummate the transactions provided for by such exercise.

    (i) Enforcement. The parties agree that irreparable damage would occur and that the parties would not have any adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties will be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any Federal court located in the State of Delaware or in Delaware state court, the foregoing being in addition to any other remedy to which they are entitled at law or in equity. In addition, each of the parties hereto (i) consents to submit itself to the personal jurisdiction of any Federal court located in the State of Delaware or any Delaware state court in the event any dispute arises out of this Agreement or any of the transactions contemplated by this Agreement, (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, and (iii) agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than a Federal court sitting in the State of Delaware or a Delaware state court.

  IN WITNESS WHEREOF, Issuer and Grantee have caused this Agreement to be signed by their respective officers thereunto duly authorized as of the day and year first written above.

                                          ACXIOM CORPORATION

                                                   /s/ Charles D. Morgan
                                          By: _________________________________
                                              Name: Charles D. Morgan
                                              Title: President

                                          MAY & SPEH, INC.

                                                    /s/ Peter I. Mason
                                          By: _________________________________
                                              Name: Peter I. Mason
                                              Title: Chairman, President, CEO

                                                                        ANNEX D

                                 STEPHENS INC.

                                                                August 17, 1998

Board of Directors
Acxiom Corporation
301 Industrial Boulevard
Conway, AR 72003

Members of the Board:

  We have acted as your financial advisor in connection with the proposed merger (the "Transaction") of Acxiom Corporation ("Acxiom") and May and Speh, Inc. ("May and Speh"). The Transaction is expected to take the form of a tax free exchange of shares pursuant to which each outstanding share of May and Speh will be converted into the right to receive .800 shares (the "Exchange Ratio") of common stock of Acxiom. The terms and conditions of the Transaction are more fully set forth in the merger agreement.

  You have requested our opinion as to the fairness from a financial point of view of the Exchange Ratio utilized in the Transaction.

  In connection with rendering our opinion we have:

  (i) analyzed certain publicly available financial statements and reports regarding Acxiom and May and Speh;

  (ii) analyzed certain internal financial statements and other financial and operating data (including financial projections) concerning Acxiom and May and Speh prepared by their respective managements;

  (iii) analyzed, on a pro forma basis, the effect of the Transaction on Acxiom's balance sheet, capitalization ratios, earnings and book value both in the aggregate and, where applicable, on a per share basis;

  (iv) reviewed the reported prices and trading activity for the common stock of Acxiom and May and Speh;

  (v) compared the financial performance of Acxiom and May and Speh and the prices and trading activity of its common stock with that of certain other comparable publicly-traded companies and their securities;

  (vi) reviewed the financial terms, to the extent publicly available, of certain comparable transactions;

  (vii) reviewed the merger agreement and related documents;

  (viii) discussed with management of Acxiom and May and Speh the operations of and future business prospects of such companies and the anticipated financial consequences of the Transaction;

  (ix) consulted with you regarding certain material terms of the Transaction;

  (x) performed such other analyses and provided such other services as we have deemed appropriate.

  We have relied on the accuracy and completeness of the information and financial data provided to us by Acxiom and May and Speh, and our opinion is based upon such information. We have inquired into the reliability of such information and financial data only to the limited extent necessary to provide a reasonable basis for our opinion, recognizing that we are rendering only an informed opinion and not an appraisal or certification of value. With respect to the financial projections prepared by the managements of Acxiom and May and Speh, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of future financial performance.

                              INVESTMENT BANKERS
 111 Center Street Post Office Box 3507 Little Rock, Arkansas 72203-3507 501-
                           374-4361 Fax 501-377-2674

  As part of our investment banking business, we regularly issue fairness opinions and are continually engaged in the valuation of companies and their securities in connection with business reorganizations, private placements, negotiated underwritings, mergers and acquisitions and valuations for estate, corporate and other purposes. We regularly provide investment banking services to Acxiom and make a market in its common stock. In the ordinary course of business, Stephens Inc. and its affiliates at any time may hold long or short positions, and may trade or otherwise effect transactions as principal or for the accounts of customers, in debt or equity securities or options of securities of Acxiom and May and Speh. Stephens Inc. is receiving a fee, and reimbursement of its expenses, in connection with the issuance of this fairness opinion. In addition, Acxiom has agreed to indemnify Stephens Inc. for certain potential liabilities arising out of the rendering of this opinion.

  Our opinion is necessarily based upon market, economic and other conditions as they exist and can be evaluated on, and on the information made available to us as of, the date hereof. The financial markets in general and the markets for securities of Acxiom and May and Speh, in particular, are subject to volatility, and this opinion does not purport to address potential developments in the financial markets or the markets for the securities of Acxiom and May and Speh after the date hereof. We have assumed that in the course of obtaining the necessary regulatory or other consents or approvals (contractual or otherwise) for the Transaction, no restrictions, including any divestiture requirements or amendments or modifications, will be imposed that will have a material adverse effect on the contemplated benefits of the Transaction.

  This opinion is being delivered for the use and benefit of the Board of Directors of Acxiom, and neither this opinion nor any other advice or materials provided by Stephens Inc. in connection with its engagement may be used for any other purpose or be reproduced, disseminated, quoted or referred to at any time, in any manner or for any purpose, nor may references to Stephens Inc. be made by or on behalf of Acxiom without the prior written consent of Stephens Inc.; provided, however, that the opinion and its substance may be disclosed to Acxiom's other advisors.

  This opinion and a summary discussion of our underlying analyses and role as your financial advisor may be included in communications to Acxiom's shareholders provided that we approve of such disclosure prior to publication. This opinion does not address the merits of the underlying decision by Acxiom to engage in the Transaction and does not constitute a recommendation to any Acxiom shareholder as to how such shareholder should vote on the proposed Transaction.

  Based on the foregoing and our general experience as investment bankers, and subject to the qualifications stated herein, we are of the opinion that as of the date hereof that the Exchange Ratio utilized in the Transaction is fair from a financial point of view.

                                          Very truly yours,

                                          Stephens Inc.

                                                     /s/ Stephens Inc.
                                          -------------------------------------

                                                                        ANNEX E

                         DONALDSON, LUFKIN & JENRETTE

              Donaldson, Lufkin & Jenrette Securities Corporation
           277 Park Avenue, New York, New York 10172 - (212)892-3000


                                                                   May 26, 1998

Board of Directors
May & Speh, Inc.
1501 Opus Place
Downers Grove, IL 60515

Dear Sirs and Madam:

  You have requested our opinion as to the fairness from a financial point of view to the holders of common stock, par value $0.01 per share ("Company Common Stock"), of May & Speh, Inc. (the "Company") of the Exchange Ratio (as defined below) contemplated by the Agreement and Plan of Merger, dated May 26, 1998 (the "Agreement"), by and among Acxiom Corporation ("Acxiom"), ACX Acquisition Co., Inc. ("Merger Sub"), a wholly owned subsidiary of Acxiom, and the Company pursuant to which Merger Sub will be merged (the "Merger") with and into the Company.

  Pursuant to the Agreement, each share of Company Common Stock will be converted, subject to certain exceptions, into the right to receive 0.80 shares (the "Exchange Ratio") of common stock, $0.10 par value per share, of Acxiom ("Acxiom Common Stock").

  In arriving at our opinion, we have reviewed the Agreement and the exhibits thereto and the Company Option Agreement and the Parent Option Agreement (each as defined in the Agreement). We also have reviewed financial and other information that was publicly available or furnished to us by the Company and Acxiom including information provided during discussions with their respective managements. Included in the information provided during discussions with the respective managements were certain financial projections of the Company for the period beginning October 1, 1998 and ending September 30, 2003 prepared by the management of the Company and certain financial projections of Acxiom for the period beginning April 1, 1998 and ending March 31, 2000 prepared by the management of Acxiom. In addition, we have compared certain financial and securities data of the Company and Acxiom with various other companies whose securities are traded in public markets, reviewed the historical stock prices and trading volumes of Company Common Stock and Acxiom Common Stock, reviewed prices and premiums paid in certain other business combinations and conducted such other financial studies, analyses and investigations as we deemed appropriate for purposes of this opinion.

  In rendering our opinion, we have relied upon and assumed the accuracy and completeness of all the financial and other information that was available to us from public sources, that was provided to us by the Company and Acxiom or their respective representatives, or that was otherwise reviewed by us. In particular, we have relied upon the estimates of the management of the Company of the operating synergies achievable as a result of the Merger and upon our discussion of such synergies with the management of Acxiom. With respect to the financial projections supplied to us, we have assumed that they have been reasonably prepared on the basis reflecting the best currently available estimates and judgments of the management of the Company and Acxiom as to the future operating and financial performance of the Company and Acxiom, respectively. We have not assumed any responsibility for making an independent evaluation of any assets or liabilities or for making any independent verification of any of the information reviewed by us. We have further assumed that the Merger will be accounted for as a pooling of interests under generally accepted accounting principles and that it will qualify as a tax-free reorganization for U.S. federal income tax purposes. We have relied as to certain legal matters on advice of counsel to the Company.

  Our opinion is necessarily based on economic, market, financial and other conditions as they exist on, and on the information made available to us as of, the date of this letter. It should be understood that, although subsequent developments may affect this opinion, we do not have any obligation to update, revise or reaffirm this opinion. We are expressing no opinion herein as to the price at which Aexiom Common Stock will actually trade at any time. Our opinion does not address the relative merits of the Merger and the other business strategies being considered by the Company's Board of Directors, nor does it address the Board's decision to proceed with the Merger. Our opinion does not constitute a recommendation to any stockholder as to how such stockholder should vote on the proposed transaction.

  Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ"), as part of its investment banking services, is regularly engaged in the valuation of businesses and securities in connection with mergers, acquisitions, underwritings, sales and distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. DLJ has performed investment banking and other services for the Company in the past and has been compensated for such services.

  Based upon the foregoing and such other factors as we deem relevant, we are of the opinion that the Exchange Ratio is fair to the holders of the Company Common Stock from a financial point of view.

                                          Very truly yours,

                          Donaldson, Lufkin & Jenrette
                                          Securities Corporation


                           By: /s/ Lawrence N. Lavine

                               Lawrence N. Lavine
                                              Managing Director

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Exculpation. Section 102(b)(7) of the DGCL permits a corporation to include in its certificate of incorporation a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision may not eliminate or limit the liability of a director for any breach of the director's duty of loyalty to the corporation or its stockholders, for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, for any unlawful payment of dividends or unlawful stock purchase or redemption, or for any transaction from which the director derived an improper personal benefit.

     The Acxiom Charter provides that, to the fullest extent permitted by the DGCL, a director shall not be liable to Acxiom and its stockholders for monetary damages for a breach of fiduciary duty as a director.

     Indemnification. Section 145 of the DGCL permits a corporation to indemnify any of its directors or officers who was or is a party or is threatened to be made a party to any third party proceeding by reason of the fact that such person is or was a director or officer of the corporation, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe that such person's conduct was unlawful. In a derivative action, i.e., one by or in the right of a corporation, the corporation is permitted to indemnify any of its directors or officers against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if such person shall have been adjudged liable to the corporation, unless and only to the extent that the court in which such action or suit was brought shall determine upon application that such person is fairly and reasonably entitled to indemnity for such expenses despite such adjudication of liability.

     The Acxiom Charter provides for indemnification of directors and officers of Acxiom against liability they may incur in their capacities as and to the extent authorized by the DGCL.

     Insurance. Acxiom has in effect directors' and officers' liability insurance with a limit of $20 million and fiduciary liability insurance with a limit of $10 million. The fiduciary liability insurance covers actions of directors and officers as well as other employees with fiduciary responsibilities under ERISA.

     Directors and Officers. The Merger Agreement provides that Acxiom shall cause the Surviving Corporation to keep in effect in its ByLaws a provision for a period of not less than six years from the Effective Time (or, in the case of matters occurring prior to the Effective Time which have not been resolved prior to the sixth anniversary of the Effective Time, until such matters are finally resolved) which provides for indemnification of the past and present officers and directors (the "Indemnified Parties") of May & Speh to the fullest extent permitted by the DGCL. For six years from the Effective Time, Acxiom shall indemnify the Indemnified Parties to the same extent as such Indemnified Parties are entitled to indemnification pursuant to the preceding sentence. For a period of six years from the Effective Time, Acxiom shall either cause to be maintained in effect the current policies of directors' and officers' liability insurance maintained by May & Speh or provide substitute policies of at least the same coverage and amounts containing terms and conditions which are, in the aggregate, no less advantageous to the insured with respect to claims arising from facts or events that occurred on or before the Effective Time, except that in no event shall Acxiom be required to pay with respect to such insurance policies in any one year more than $200,000.

ITEM 21(A). EXHIBITS

     See Exhibit Index.

     (B)  FINANCIAL STATEMENT SCHEDULES

     All financial statement schedules of Acxiom and May & Speh which are required to be included herein are included in the Annual Report of Acxiom on Form 10-K for the fiscal year ended March 31, 1998 (File No. 0-13163) or the Annual Report of May & Speh on Form 10-K for the fiscal year ended September 31, 1997 (File No. 0-27872), respectively, which are incorporated herein by reference.

     (C) The opinions of Stephens Inc. and Donaldson, Lufkin & Jenrette Securities Corporation are attached as Annex D and Annex E, respectively, to the Proxy Statement/Prospectus.

ITEM 21.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

EXHIBIT
NUMBER                                     DESCRIPTION
- ------                                     -----------
2.1          Amended and Restated Agreement and Plan of Merger, dated as of May
             26, 1998, by and among Acxiom Corporation, ACX Acquisition Co.,
             Inc. and May & Speh, Inc. (attached as Annex A to the Joint Proxy
             Statement/Prospectus included in this Registration Statement).*

3.1          Amended and Restated Certificate of Incorporation of the Registrant
             (previously  filed as Exhibit 3(i) to Acxiom's  Quarterly Report on
             Form 10-Q for the quarterly period ended June 30, 1996,  Commission
             File No. 0-13163, and incorporated herein by reference).

3.2          Amended and Restated Bylaws of the Registrant (previously filed as
             Exhibit 3(b) to Acxiom's Annual Report on Form 10-K for the fiscal year ended March 31, 1991, Commission File No. 0-13163, and incorporated herein by reference).


EXHIBIT
NUMBER                                     DESCRIPTION
- ------                                     -----------
4.1          Specimen Common Stock Certificate. *

4.2          Rights  Agreement,  dated January 28, 1998 between Acxiom and First
             Chicago  Trust  Company of New York,  as Rights  Agent (the "Rights
             Agreement"),  including  the  forms of  Rights  Certificate  and of
             Election  to  Exercise,   included  in  Exhibit  A  to  the  Rights
             Agreement,  and the form of Certificate of Designation and Terms of
             Participating  Preferred  Stock  of  the  Registrant,  included  in
             Exhibit B to the Rights Agreement  (previously filed as Exhibit 4.1 to the  Registrant's  Current Report on Form 8-K dated February 10,
             1998,  Commission  File No.  0-13163,  and  incorporated  herein by reference).

4.3          Amendment Number One, dated as of May 26, 1998, to the Rights
             Agreement (previously filed as Exhibit 4 to the Registrant's
             Current Report on Form 8-K dated June 4, 1998, Commission File No.
             0-13163, and incorporated herein by reference).

5.1 Opinion of Catherine L. Hughes, Esq., General Counsel of Acxiom, regarding the validity of the securities being registered.*

8.1          Opinion of Skadden, Arps, Slate, Meager & Flom LLP, counsel to
             Acxiom, concerning certain federal income tax consequences of the Merger. *

8.2 Opinion of Winston & Strawn, counsel to May & Speh, concerning certain federal income tax consequences of the Merger. *

10.1 Data Center Management Agreement dated July 27, 1992 between Acxiom and Trans Union Corporation (previously filed as Exhibit A to
             Schedule  13-D of Trans Union  Corporation  dated  August 31, 1992,
             Commission File No. 5-36226, and incorporated herein by reference).

10.2         Agreement to Extend and Amend Data Center Management  Agreement and
             to Amend  Registration  Rights  Agreement  dated  August  31,  1994
             (previously filed as Exhibit 10(b) to Form 10-K for the fiscal year ended March 31, 1995, as amended,  Commission File No. 0-13163, and incorporated herein by reference).


EXHIBIT
NUMBER                                     DESCRIPTION
- ------                                     -----------
10.3         Agreement for Professional Services dated November 23, 1992 between the Registrant and Allstate Insurance Company  (previously filed as
             Exhibit 28 to Amendment  No. 1 to  Registrant's  Current  Report on
             Form 8-K dated December 9, 1992, Commission File No.
             0-13613, and incorporated herein by reference).

10.4         Acxiom Corporation Deferred  Compensation Plan (previously filed as
             Exhibit 10(b) to Acxiom's Annual Report on Form 10-K for the fiscal year ended March 31, 1990, Commission File No. 0-13163, and incorporated herein by reference).

10.5         Amended and  Restated  Key  Associate  Stock  Option Plan of Acxiom
             (previously  filed as Exhibit  10(e) to Acxiom's  Annual  Report on
             Form 10-K for the fiscal year ended March 31, 1997, Commission File
             No. 0-13163, and incorporated herein by reference).

10.6         Acxiom  Corporation U.K. Share Option Scheme  (previously  filed as
             Exhibit 10(f) to Acxiom's Annual Report on Form 10-K for the fiscal year ended March 31, 1997, Commission File No. 0-13163, and incorporated herein by reference).

10.7         Leadership  Compensation Plan (previously filed as Exhibit 10(g) to
             Acxiom's Annual Report on Form 10-K for the fiscal year ended March
             31, 1998, Commission File No. 0-, and incorporated herein by reference).

10.8         Acxiom  Corporation   Non-Qualified   Deferred   Compensation  Plan
             (previously  filed as Exhibit  10(i) to Acxiom's  Annual  Report on
             Form 10-K for the fiscal year ended March 31, 1996, Commission File
             No. 0-13163, and incorporated herein by reference).

10.9         Asset  Purchase  Agreement  dated April 1, 1996 between  Acxiom and
             Direct Media/DMI,  Inc.  (previously filed as Exhibit 2 to Acxiom's
             Current  Report on Form 8-K dated April 30, 1996,  Commission  File
             No. 0-13613, and incorporated herein by reference).

21 Subsidiaries of Acxiom, incorporated by reference to Exhibit 21 to Acxiom's annual report on Form 10-K for the fiscal year ended March
             31, 1998.

23.1         Consent of Stephens Inc..*

23.2         Consent of Donaldson, Lufkin & Jenrette Securities Corporation.*

23.3         Consent of KPMG Peat Marwick LLP.*

EXHIBIT
NUMBER                                     DESCRIPTION
- ------                                     -----------
23.4         Consent of  Catherine L. Hughes,  Esq.,  General  Counsel of Acxiom
             (included in the opinion filed as Exhibit 5.1 to this  Registration
             Statement and incorporated herein by reference).*

23.5 Consent of Skadden, Arps, Slate, Meagher & Flom LLP (included in the opinion filed as Exhibit 8.1 to this Registration Statement and incorporated herein by reference).*

23.6 Consent of Winston & Strawn (included in the opinion filed as Exhibit 8.2 to this Registration Statement and incorporated herein by reference).*

23.7         Consent of PricewaterhouseCoopers LLP. *

24  Powers  of  Attorney  (set  forth  on  signature  page of this  Registration
Statement).*


- --------------------------
* Filed herewith.


ITEM 22.  UNDERTAKINGS.

     (a) The undersigned registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

               (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

               (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

               (iii) to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

          (4) That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

          (5) That every prospectus (i) that is filed pursuant to paragraph (4) immediately preceding, or (ii) that purports to meet the requirements of
     Section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (b) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the Proxy Statement/Prospectus pursuant to Item 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

     (c) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

     (d) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Conway, State of Arkansas, on August 17, 1998.



                                    ACXIOM CORPORATION


                                    By:  /s/ Charles D. Morgan
                                         ---------------------------------
                                         Charles D. Morgan
                       Chairman of the Board of Directors
                                         and Company Leader


                               POWER OF ATTORNEY


     Each person whose signature appears below hereby constitutes and appoints Catherine L. Hughes as his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) and supplements to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, and hereby grants to such attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that such attorney-in-fact and agent, or either of them, or his or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant  to  the   requirements   of  the  Securities  Act  of  1933,  the
Registration Statement has been signed below by the following persons on behalf of the Registrant in the capacities and on the dates indicated.


         SIGNATURE                     TITLE                     DATE
         ---------                     -----                     ----


/s/ Charles D. Morgan           Chairman of the Board and      August 17, 1998
- ---------------------------           Company Leader
   (Charles D. Morgan)        (principal executive officer)

         SIGNATURE                     TITLE                     DATE
         ---------                     -----                     ----

/s/ Robert S. Bloom          Financial Leader                  August 17, 1998
- ---------------------------  (principal financial officer and
(Robert S. Bloom)            principal accounting officer)




/s/ Ann H. Die               Director                          August 17, 1998
- ---------------------------
(Dr. Ann H. Die)



/s/ William T. Dillard II    Director                          August 17, 1998
- ---------------------------
(William T. Dillard II)



/s/ Harry C. Gambill         Director                          August 17, 1998
- ---------------------------
Harry C. Gambill



/s/ Rodger S. Kline          Director                          August 17, 1998
- ---------------------------
(Rodger S. Kline)



/s/ Robert A. Pritzker       Director                          August 17, 1998
- ---------------------------
(Robert A. Pritzker)



/s/ James T. Womble          Director                          August 17, 1998
- ---------------------------
(James T. Womble)

  PLEASE MARK VOTE IN OVAL IN THE FOLLOWING MANNER USING DARK INK ONLY.  LOGO

THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED AS SPECIFIED BY THE STOCKHOLDER. IF NO SPECIFICATIONS ARE MADE, THE PROXY WILL BE VOTED FOR EACH OF THE FOLLOWING PROPOSALS, AND WITH DISCRETIONARY AUTHORITY ON ALL OTHER MATTERS THAT MAY PROPERLY COME BEFORE THE SPECIAL MEETING OR ANY POSTPONEMENTS OR ADJOURNMENTS THEREOF.


1. Proposal to approve, authorize and adopt the Amended and Restated Agreement and Plan of Merger, dated as of May 26, 1998, among Acxiom Corporation, ACX Acquisition Co., Inc. and May & Speh, Inc.

- -------
Nominee Exception
For                               Against                               Abstain
LOGO
2. In their discretion, to vote upon such other business as may properly come before the meeting.
For Against Abstain
LOGO
Receipt of Notice of Special Meeting of Stockholders and the related Joint Proxy Statement/Prospectus is hereby acknowledged.

--------------------------------------------------------------------------------

 -------------------------------------------------------------------------------
Signature(s)

Date
     --------------------------
Please sign as your name appears herein. If shares are held jointly, all holders must sign. When signing as an attorney, executor, administrator, trustee or guardian, please give your full title. If a corporation, please sign in full corporate name by president or other authorized officer. If a partnership, please sign in partnership name by authorized person, indicating where appropriate official position or representative capacity.
                           ^ FOLD AND DETACH HERE ^^

PLEASE VOTE, SIGN, DATE AND RETURN THIS PROXY FORM PROMPTLY USING THE ENCLOSED ENVELOPE.

         PRELIMINARY COPY--CONFIDENTIAL, FOR USE OF THE COMMISSION ONLY

                                                                      PROXY

                                MAY & SPEH, INC.
                                1501 OPUS PLACE
                            DOWNERS GROVE, IL 60615

        THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoints Peter I. Mason and Eric M. Loughmiller, and each of them, the attorneys and proxies of the undersigned with full power of substitution to vote as indicated herein, all the common stock ("May & Speh Common Stock"), par value $.01 per share, of May & Speh, Inc. ("May & Speh") held of record by the undersigned at the close of business on July 31, 1998, at the Special Meeting of May & Speh Stockholders to be held on September 17, 1998 at 9:00 A.M., local time, at The Standard Club, 320 South Plymouth Court, Chicago, Illinois, or any postponements or adjournments thereof, with all the powers the undersigned would possess if then and there personally present.

SIGN, DATE AND RETURN THE PROXY CARD PROMPTLY USING THE ENCLOSED ENVELOPE.

                          (CONTINUED ON REVERSE SIDE)

         PRELIMINARY COPY--CONFIDENTIAL, FOR USE OF THE COMMISSION ONLY

                               ACXIOM CORPORATION

              PROXY SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS
              FOR ANNUAL MEETING TO BE HELD ON SEPTEMBER 17, 1998

The undersigned hereby appoints Catherine L. Hughes and Shayne D. Smith, and each of them, proxies for the undersigned, each with full power of substitution, to vote all shares of Common Stock of Acxiom Corporation ("Acxiom") that the undersigned may be entitled to vote at the Annual Meeting of Stockholders of Acxiom to be held on September 17, 1998 at 10:00 A.M., local time, at Acxiom's headquarters, 301 Industrial Boulevard, Conway, Arkansas, or at any adjournment thereof, upon the matters set forth on the reverse side hereof and described in the accompanying Proxy Statement/Prospectus and on such other matters as may properly come before the meeting or any adjournments or postponements thereof.

PLEASE MARK THIS PROXY AS INDICATED ON THE REVERSE SIDE TO VOTE ON ANY ITEM, IF YOU WISH TO VOTE IN ACCORDANCE WITH THE BOARD OF DIRECTORS' RECOMMENDATIONS, PLEASE SIGN THE REVERSE SIDE; NO BOXES NEED BE CHECKED.

    Comments/Address change: Please mark comment/address box on reverse side

P R O X Y
                                  SEE REVERSE
                                      SIDE
Please mark your votes as in this sample.
                                                                            4988

 X
          THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR ITEMS 1 AND 2.
                                FOR all nominees
                  WITHHOLD AUTHORITY to Vote for all Nominees
                                       FOR
                                     AGAINST
                                     ABSTAIN
Item 1.
Item 2.
Election of Rodger S. Kline, Robert A. Pritzker and James T. Womble as directors of Acxiom for terms expiring at the 2001 Annual Meeting.
WITHHOLD for the following only: (Write the name of the nominee(s) in the space below)

--------------------------
To approve the Merger Proposal as described in the accompanying Proxy Statement/Prospectus.
COMMENTS/ADDRESS CHANGE. Please mark the box if you have written comments/address change on your reverse side.
SIGNATURE(S)                             DATED:
            -----------------------------       -------------------------------
Receipt is hereby acknowledged of the Acxiom Corporation Notice of Meeting and Proxy Statement/Prospectus
SIGNATURE(S)                             DATED:
            -----------------------------       -------------------------------
NOTE: Please sign exactly as name appears hereon. If a joint account, each joint owner must sign. When signing as agent, attorney, fiduciary executor, administrator, trustee or guardian, please give full title as such.

     THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF ACXIOM
                                  CORPORATION

                                                                         Annex F
                      SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C. 20549


                                  FORM 8-K
                               CURRENT REPORT

                   Pursuant to Section 13 or 15(d) of the
                       Securities Exchange Act of 1934


                                May 26, 1998
                     ---------------------------------
                     (Date of earliest event reported)


                             ACXIOM CORPORATION
           ------------------------------------------------------
           (Exact name of Registrant as specified in its charter)


        Delaware                0-13163                 71-0581897
     ------------------------------------------------------------------
       (State of          (Commission File No.)       (IRS Employer
     Incorporation)                                 Identification No.)


      P.O. Box 2000, 301 Industrial Blvd., Conway, Arkansas 72033-2000
      ----------------------------------------------------------------
        (Address of principal executive offices, including zip code)


                               (501) 336-1000
            ----------------------------------------------------
            (Registrant's telephone number, including area code)


                               Not Applicable
       -------------------------------------------------------------
       (Former name or former address, if changed since last report)

 Item 5.   Other Events

           On May 26, 1998, Acxiom Corporation (the "Company") entered into an Agreement and Plan of Merger (the "Merger Agreement"), among the Company, ACX Acquisition Co., Inc. and May & Speh, Inc. ("May & Speh"), dated as of May 26, 1998. A copy of the Merger Agreement is attached hereto as Exhibit 1 and is hereby incorporated by reference. On May 26, 1998, in connection with the execution of the Merger Agreement, the Company and May & Speh entered into (i) a Stock Option Agreement, between May & Speh, as issuer, and the Company, as grantee, and (ii) a Stock Option Agreement, between the Company, as issuer, and May & Speh, as grantee, copies of each of which are attached hereto as Exhibits 2 and 3, respectively, and are hereby incorporated by reference. On May 26, 1998, in connection with the execution of the Merger Agreement, the Company entered into Amendment Number One to the Rights Agreement, dated as of January 28, 1998, between the Company and First Chicago Trust Company of New York, as Rights Agent, a copy of which is attached hereto as Exhibit 4 and is hereby incorporated by reference.

           The transaction contemplated by the Merger Agreement, which has been approved by the board of directors of each company, is intended to be accounted for as a pooling of interests and to be a tax-free reorganization. Consummation of the transactions contemplated in the Merger Agreement is subject to the expiration or earlier termination of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, approval of the transactions by the shareholders of the Company and May & Speh, and other customary closing conditions.


 Item 7.   Financial Statements and Exhibits

           (c)  Exhibits

                (1) Agreement and Plan of Merger, dated as of May 26, 1998, among Acxiom Corporation, ACX Acquisition Co., Inc. and May & Speh, Inc.

                (2) Stock Option Agreement dated as of May 26, 1998, between May & Speh, Inc., as issuer, and Acxiom Corporation, as grantee.

                (3) Stock Option Agreement dated as of May 26, 1998, between Acxiom Corporation, as issuer, and May & Speh, Inc., as grantee.

                (4) Amendment Number One, dated as of May 26, 1998, to Rights Agreement, dated as of January 28, 1998, between Acxiom Corporation and First Chicago Trust Company of New York, as Rights Agent.

                               SIGNATURES

           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.


                               ACXIOM CORPORATION


                               By: /s/ Catherine L. Hughes
                                  -------------------------------
                               Name:  Catherine L. Hughes
                               Title: Secretary and General Counsel

 Date: June 4, 1998

                               EXHIBIT INDEX

                                                                    Page in
                                                                  Sequential
 Exhibit                                                          Numbering
    No.                                                             System
 -------                                                          ----------
    1 Agreement and Plan of Merger, dated as of May 26, 1998, among Acxiom Corporation,
             ACX Acquisition Co., Inc. and May & Speh, Inc.

    2 Stock Option Agreement dated as of May 26, 1998, between May & Speh, Inc. as issuer, and Acxiom
             Corporation, as grantee.

    3 Stock Option Agreement dated as of May 26, 1998, between Acxiom Corporation, as issuer, and May & Speh, Inc., as grantee.

    4 Amendment Number One, dated as of May 26, 1998, to Rights Agreement, dated as of January 28, 1998, between Acxiom Corporation and First Chicago
             Trust Company of New York, as Rights Agent.

                        AGREEMENT AND PLAN OF MERGER


                                By and Among

                            Acxiom Corporation,

                         ACX Acquisition Co., Inc.

                                    and

                              May & Speh, Inc.



                          Dated as of May 26, 1998

                             TABLE OF CONTENTS

 ARTICLE I
 THE MERGER  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   3
 Section 1.1    The Merger . . . . . . . . . . . . . . . . . . . . . . .   3
 Section 1.2    Effective Time of the Merger . . . . . . . . . . . . . .   3

 ARTICLE II
 THE SURVIVING CORPORATION . . . . . . . . . . . . . . . . . . . . . . .   4
 Section 2.1    Certificate of Incorporation . . . . . . . . . . . . . .   4
 Section 2.2    By-Laws  . . . . . . . . . . . . . . . . . . . . . . . .   4
 Section 2.3    Directors and Officers of Surviving Corporation  . . . .   4

 ARTICLE III
 CONVERSION OF SHARES  . . . . . . . . . . . . . . . . . . . . . . . . .   5
 Section 3.1    Exchange Ratio . . . . . . . . . . . . . . . . . . . . .   5
 Section 3.2    Exchange of Shares . . . . . . . . . . . . . . . . . . .   6
 Section 3.3    Dividends; Transfer Taxes  . . . . . . . . . . . . . . .   6
 Section 3.4    No Fractional Securities . . . . . . . . . . . . . . . .   7
 Section 3.5    Certain Adjustments. . . . . . . . . . . . . . . . . . .   8
 Section 3.6    Closing of Company Transfer Books  . . . . . . . . . . .   8
 Section 3.7    Closing  . . . . . . . . . . . . . . . . . . . . . . . .   9

 ARTICLE IV
 REPRESENTATIONS AND WARRANTIES OF PARENT  . . . . . . . . . . . . . . .   9
 Section 4.1    Organization . . . . . . . . . . . . . . . . . . . . . .   9
 Section 4.2    Capitalization . . . . . . . . . . . . . . . . . . . . .  10
 Section 4.3    Subsidiaries . . . . . . . . . . . . . . . . . . . . . .  11
 Section 4.4    Authority Relative to this Agreement . . . . . . . . . .  12
 Section 4.5    Consents and Approvals; No Violations  . . . . . . . . .  13
 Section 4.6    Reports and Financial Statements . . . . . . . . . . . .  14
 Section 4.7    Absence of Certain Changes or Events . . . . . . . . . .  15
 Section 4.8    Litigation . . . . . . . . . . . . . . . . . . . . . . .  15
 Section 4.9    Patents, Trademarks, Etc . . . . . . . . . . . . . . . .  16
 Section 4.10   Information in Disclosure Documents and Registration
                   Statement . . . . . . . . . . . . . . . . . . . . . .  16
 Section 4.11   Absence of Undisclosed Liabilities . . . . . . . . . . .  17
 Section 4.12   No Default . . . . . . . . . . . . . . . . . . . . . . .  18
 Section 4.13   Title to Properties; Encumbrances  . . . . . . . . . . .  18
 Section 4.14   Compliance with Applicable Law . . . . . . . . . . . . .  19
 Section 4.15   Labor Matters  . . . . . . . . . . . . . . . . . . . . .  19
 Section 4.16   Employee Benefit Plans; ERISA  . . . . . . . . . . . . .  20
 Section 4.17   Vote Required  . . . . . . . . . . . . . . . . . . . . .  24
 Section 4.18   Opinion of Financial Advisor . . . . . . . . . . . . . .  25
 Section 4.19   Ownership of Company Common Stock  . . . . . . . . . . .  25
 Section 4.20   Pooling  . . . . . . . . . . . . . . . . . . . . . . . .  25
 Section 4.21   Taxes  . . . . . . . . . . . . . . . . . . . . . . . . .  25
 Section 4.22   Contracts  . . . . . . . . . . . . . . . . . . . . . . .  28

 ARTICLE V
 REPRESENTATIONS AND WARRANTIES OF THE COMPANY . . . . . . . . . . . . .  29
 Section 5.1    Organization . . . . . . . . . . . . . . . . . . . . . .  29
 Section 5.2    Capitalization . . . . . . . . . . . . . . . . . . . . .  30
 Section 5.3    Subsidiaries . . . . . . . . . . . . . . . . . . . . . .  31
 Section 5.4    Authority Relative to this Agreement . . . . . . . . . .  32
 Section 5.5    Consents and Approvals; No Violations  . . . . . . . . .  33
 Section 5.6    Reports and Financial Statements . . . . . . . . . . . .  34
 Section 5.7    Absence of Certain Changes or Events . . . . . . . . . .  35
 Section 5.8    Litigation . . . . . . . . . . . . . . . . . . . . . . .  35
 Section 5.9    Patents, Trademarks, Etc . . . . . . . . . . . . . . . .  36
 Section 5.10   Information in Disclosure Documents and Registration
                   Statement . . . . . . . . . . . . . . . . . . . . . .  36
 Section 5.11   Absence of Undisclosed Liabilities . . . . . . . . . . .  37
 Section 5.12   No Default . . . . . . . . . . . . . . . . . . . . . . .  37
 Section 5.13   Taxes  . . . . . . . . . . . . . . . . . . . . . . . . .  38
 Section 5.14   Title to Properties; Encumbrances  . . . . . . . . . . .  40
 Section 5.15   Compliance with Applicable Law . . . . . . . . . . . . .  41
 Section 5.16   Labor Matters  . . . . . . . . . . . . . . . . . . . . .  41
 Section 5.17   Employee Benefit Plans; ERISA  . . . . . . . . . . . . .  41
 Section 5.18   Contracts  . . . . . . . . . . . . . . . . . . . . . . .  46
 Section 5.19   Vote Required  . . . . . . . . . . . . . . . . . . . . .  47
 Section 5.20   Opinion of Financial Advisor . . . . . . . . . . . . . .  47
 Section 5.21   Takeover Statute . . . . . . . . . . . . . . . . . . . .  48
 Section 5.22   The Company Rights Agreement . . . . . . . . . . . . . .  48
 Section 5.23   Ownership of Parent Common Stock . . . . . . . . . . . .  49
 Section 5.24   Pooling  . . . . . . . . . . . . . . . . . . . . . . . .  49

 ARTICLE VI
 CONDUCT OF BUSINESS PENDING THE MERGER  . . . . . . . . . . . . . . . .  49
 Section 6.1    Conduct of Business by the Company Pending the Merger  .  49
 Section 6.2    Conduct of Business by Parent Pending the Merger . . . .  52
 Section 6.3    Conduct of Business of Sub . . . . . . . . . . . . . . .  54

 ARTICLE VII
 ADDITIONAL AGREEMENTS . . . . . . . . . . . . . . . . . . . . . . . . .  54
 Section 7.1    Access and Information . . . . . . . . . . . . . . . . .  54
 Section 7.2    Acquisition Proposals  . . . . . . . . . . . . . . . . .  55
 Section 7.3    Registration Statement . . . . . . . . . . . . . . . . .  57
 Section 7.4    Proxy Statements; Stockholder Approvals  . . . . . . . .  58
 Section 7.5    Affiliate Agreements . . . . . . . . . . . . . . . . . .  60
 Section 7.6    Antitrust Laws . . . . . . . . . . . . . . . . . . . . .  61
 Section 7.7    Proxies  . . . . . . . . . . . . . . . . . . . . . . . .  61
 Section 7.8    Employees, Employee Benefits . . . . . . . . . . . . . .  62
 Section 7.9    Stock Options  . . . . . . . . . . . . . . . . . . . . .  63
 Section 7.10   Public Announcements . . . . . . . . . . . . . . . . . .  65
 Section 7.11   By-Law Indemnification  and Insurance  . . . . . . . . .  65
 Section 7.12   Expenses . . . . . . . . . . . . . . . . . . . . . . . .  66
 Section 7.13   Additional Agreements  . . . . . . . . . . . . . . . . .  68
 Section 7.14   Control of the Company's and Parent's Operations . . . .  68
 Section 7.15   Company Rights Plan  . . . . . . . . . . . . . . . . . .  69

 ARTICLE VIII
 CONDITIONS TO CONSUMMATION OF THE MERGER  . . . . . . . . . . . . . . .  69
 Section 8.1    Conditions to Each Party's Obligation to Effect
                   the Merger  . . . . . . . . . . . . . . . . . . . . .  69
 Section 8.2    Conditions to Obligation of the Company to Effect
                   the Merger  . . . . . . . . . . . . . . . . . . . . .  70
 Section 8.3    Conditions to Obligations of Parent and Sub to
                   Effect the Merger   . . . . . . . . . . . . . . . . .  71

 ARTICLE IX
 TERMINATION, AMENDMENT AND WAIVER . . . . . . . . . . . . . . . . . . .  72
 Section 9.1    Termination  . . . . . . . . . . . . . . . . . . . . . .  72
 Section 9.2    Effect of Termination  . . . . . . . . . . . . . . . . .  75
 Section 9.3    Amendment  . . . . . . . . . . . . . . . . . . . . . . .  76
 Section 9.4    Waiver . . . . . . . . . . . . . . . . . . . . . . . . .  76

 ARTICLE X
 GENERAL PROVISIONS  . . . . . . . . . . . . . . . . . . . . . . . . . .  76
 Section 10.1   Survival of Representations, Warranties and
                   Agreements  . . . . . . . . . . . . . . . . . . . . .  76
 Section 10.2   Brokers  . . . . . . . . . . . . . . . . . . . . . . . .  77
 Section 10.3   Notices  . . . . . . . . . . . . . . . . . . . . . . . .  77
 Section 10.4   Descriptive Headings . . . . . . . . . . . . . . . . . .  78
 Section 10.5   Entire Agreement; Assignment . . . . . . . . . . . . . .  79
 Section 10.6   Governing Law  . . . . . . . . . . . . . . . . . . . . .  79
 Section 10.7   Specific Performance . . . . . . . . . . . . . . . . . .  79
 Section 10.8   Counterparts . . . . . . . . . . . . . . . . . . . . . .  79



 Exhibit A-1    Irrevocable Proxy
 Exhibit A-2    Irrevocable Proxy
 Exhibit A-3    Irrevocable Proxy
 Exhibit B      Form of Company Rights Plan Amendment
 Exhibit C      Form of Affiliate Letter for Affiliates of the Company
 Exhibit D      Form of Affiliate Letter for Affiliates of  Parent

                        AGREEMENT AND PLAN OF MERGER

           AGREEMENT AND PLAN OF MERGER, dated as of May 26, 1998, by and among Acxiom Corporation, a Delaware corporation ("Parent"), ACX
 Acquisition Co., Inc., a Delaware corporation and a wholly owned subsidiary of Parent ("Sub"), and May & Speh, Inc., a Delaware corporation (the "Company").

           WHEREAS, the Boards of Directors of Parent and Sub and the Company deem it advisable and in the best interests of their respective stockholders that Parent combine with the Company, and such Boards of Directors have approved the merger (the "Merger") of Sub with and into the Company upon the terms and subject to the conditions set forth herein; and

           WHEREAS, concurrently with the execution and delivery of this Agreement, and as a condition and inducement to the Company's willingness to enter into this Agreement, a holder of shares of Parent's common stock, par value $.10 per share (the "Parent Common Stock") is granting the Company an irrevocable proxy in the form attached hereto as Exhibit A-1 (the "Parent Stock Proxy"), to vote such shares of Parent Common Stock; and

           WHEREAS, concurrently with the execution and delivery of this Agreement and as a condition and inducement to Parent's and Sub's willingness to enter into this Agreement, certain holders of shares of the Company's Common Stock, par value $.01 per share (the "Company Common Stock"), are granting Parent irrevocable proxies, in the forms attached hereto as Exhibits A-2 and A-3 (the "Company Stock Proxies" and, together with the Parent Stock Proxy, the "Proxies"), to vote such shares of Company Common Stock; and

           WHEREAS, immediately following the execution and delivery of this Agreement, the Company and Parent will enter into a stock option agreement (the "Company Option Agreement"), pursuant to which the Company will grant Parent the option to purchase shares of Company Common Stock, upon the terms and subject to the conditions set forth therein; and

           WHEREAS, immediately following the execution and delivery of this Agreement, the Company and Parent will enter into a stock option agreement (the "Parent Option Agreement"), pursuant to which Parent will grant the Company the option to purchase shares of Parent Common Stock, upon the terms and subject to the conditions set forth therein; and

           WHEREAS, for U.S. federal income tax purposes, it is intended that the Merger shall qualify as a reorganization within the meaning of
 Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code") and this Agreement is hereby adopted as a plan of reorganization for purposes of Section 368 of the Code; and

           WHEREAS, for financial accounting purposes, it is intended that the Merger shall be accounted for as a pooling of interests under United States generally accepted accounting principles.

           NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth herein and in the Proxies, the parties hereto agree as follows:

                                 ARTICLE I

                                 THE MERGER

           Section 1.1 The Merger. Upon the terms and subject to the conditions set forth herein, at the Effective Time (as defined in Section
 1.2 hereof), Sub shall be merged with and into the Company and the separate existence of Sub shall thereupon cease, and the name of the Company, as the surviving corporation in the Merger (the "Surviving Corporation"), shall by virtue of the Merger be "May & Speh, Inc." The Merger shall have the effects set forth in Section 259 of the General Corporation Law of the State of Delaware (the "GCL").

           Section 1.2 Effective Time of the Merger. The Merger shall become effective when a properly executed certificate of merger (the "Certificate of Merger") is duly filed with the Secretary of State of the State of Delaware, which filing shall be made as soon as practicable after the closing of the transactions contemplated by this Agreement in accordance with Section 3.6 hereof. When used in this Agreement, the term "Effective Time" shall mean the date and time at which the Certificate of Merger is so filed.

                                 ARTICLE II

                         THE SURVIVING CORPORATION

           Section 2.1 Certificate of Incorporation. The Certificate of Incorporation of Sub in effect immediately prior to the Effective Time shall be the Certificate of Incorporation of the Surviving Corporation (except that Article I of the Certificate of Incorporation shall be amended as of the Effective Time to read as follows "The name of the Corporation is May & Speh, Inc.").

           Section 2.2 By-Laws. Subject to Section 7.11 hereof, the By-Laws of Sub as in effect immediately prior to the Effective Time shall be the By-Laws of the Surviving Corporation.

           Section 2.3    Directors and Officers of Surviving Corporation.
 (a) The directors of Sub immediately prior to the Effective Time shall be the initial directors of the Surviving Corporation and shall hold office from the Effective Time until their respective successors are duly elected or appointed and qualify in the manner provided in the Certificate of Incorporation and By-Laws of the Surviving Corporation or as otherwise provided by law.

           (b) The officers of the Company immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation and shall hold office from the Effective Time until their respective successors are duly elected or appointed and qualify in the manner provided in the Certificate of Incorporation and By-Laws of the Surviving
 Corporation, or as otherwise provided by law.

                                ARTICLE III

                            CONVERSION OF SHARES

           Section 3.1 Exchange Ratio. At the Effective Time, by virtue of the Merger and without any action on the part of the holders of any of the capital stock of Sub or the Company:

           (a) Each share of Company Common Stock (the "Shares") issued and outstanding immediately prior to the Effective Time (other than Shares held by Parent or any direct or indirect wholly owned subsidiary of Parent or Shares to be cancelled pursuant to Section 3.1(b)) shall be converted into the right to receive .80 (the "Exchange Ratio") of a validly issued, fully paid and non-assessable share of common stock, par value $.10 per share, of Parent ("Parent Shares"), payable upon the surrender of the certificate formerly representing such Share. Holders of Shares shall also have the right to receive together with each Parent Share issued in the Merger, one associated preferred stock purchase right (a "Parent Right") in accordance with the Rights Agreement dated as of January 28, 1998 (the "Parent Rights Agreement"), between Parent and First Chicago Trust Company of New York. References herein to the Parent Shares issuable in the Merger shall be deemed to include the associated Parent Rights.

           (b) Each Share held in the treasury of the Company and each Share held by Parent or any direct or indirect wholly owned subsidiary of Parent immediately prior to the Effective Time shall be cancelled and retired and cease to exist and no consideration shall be delivered in exchange therewith.

           (c) Each share of Common Stock, par value $.01 per share, of Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one validly issued, fully paid and non-assessable share of common stock, par value $.01 per share, of the Surviving Corporation, and the Surviving Corporation shall be a wholly owned subsidiary of Parent.

           Section 3.2 Exchange of Shares. Parent shall authorize one or more persons (reasonably satisfactory to the Company) to act as exchange agent hereunder (the "Exchange Agent"). As soon as practicable after the Effective Time, Parent shall make available, and each holder of Shares will be entitled to receive, upon surrender to the Exchange Agent of one or more certificates representing such Shares for cancellation, certificates representing the number of Parent Shares into which such Shares are converted in the Merger. The Parent Shares into which the Shares shall be converted in the Merger shall be deemed to have been issued at the Effective Time.

           Section 3.3 Dividends; Transfer Taxes. No dividends that are declared on Parent Shares will be paid to persons entitled to receive certificates representing Parent Shares until such persons surrender their certificates representing Shares. Upon such surrender, there shall be paid to the person in whose name the certificates representing such Parent Shares shall be issued, any dividends which shall have become payable with respect to such Parent Shares between the Effective Time and the time of such surrender. In no event shall the person entitled to receive such dividends be entitled to receive interest on such dividends. If any certificates for any Parent Shares are to be issued in a name other than that in which the certificate representing Shares surrendered in exchange therefor is registered it shall be a condition of such exchange that the person requesting such exchange shall pay to the Exchange Agent any transfer or other taxes required by reason of the issuance of certificates for such Parent Shares in a name other than that of the registered holder of the certificate surrendered or shall establish to the satisfaction of the Exchange Agent that such tax has been paid or is not applicable. Notwithstanding the foregoing, neither the Exchange Agent nor any party hereto shall be liable to a holder of Shares for any Parent Shares or dividends thereon or, in accordance with Section 3.4 hereof, proceeds of the sale of fractional interests, delivered to a public official pursuant to applicable escheat laws.

           Section 3.4 No Fractional Securities. No certificates or scrip representing fractional Parent Shares shall be issued upon the surrender for exchange of certificates representing Shares pursuant to this
 Article III and no dividend, stock split-up or other change in the capital structure of the Company shall relate to any fractional security, and such fractional interests shall not entitle the owner thereof to vote or to any rights of a security holder. In lieu of any such fractional securities, each holder of Shares who would otherwise have been entitled to a fraction of a Parent Share upon surrender of stock certificates for exchange pursuant to this Article III will be paid cash upon such surrender in an amount equal to the product of such fraction multiplied by the closing sale price of Parent Shares on the National Association of Securities Dealers Automated Quotations National Market System (the "NASDAQ") on the day of the Effective Time, or, if the Parent Shares are not so traded on such day, the closing sale price on the next preceding day on which such stock was traded on the NASDAQ.

           Section 3.5 Certain Adjustments. If between the date hereof and the Effective Time, the outstanding shares of Parent Common Stock or of Company Common Stock shall be changed into a different number of shares by reason or reclassification, recapitalization, split-up, combination or exchange of shares, or any dividend payable in stock or other securities shall be declared thereon with a record date within such period, the Exchange Ratio shall be adjusted accordingly to provide the holders of Company Common Stock, the same economic effect as contemplated by this Agreement prior to such reclassification, recapitalization, split-up, combination, exchange or dividend.

           Section 3.6 Closing of Company Transfer Books. At the Effective Time, the stock transfer books of the Company shall be closed and no transfer of Shares shall thereafter be made. From and after the Effective Time, the holders of the Shares issued and outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Shares, except as otherwise provided herein. If, after the Effective Time, certificates representing Shares are presented to the Surviving Corporation, they shall be cancelled and exchanged for certificates representing Parent Shares and cash in lieu of any fractional shares in accordance with Section 3.4 hereof.

           Section 3.7 Closing. The closing of the transactions contemplated by this Agreement (the "Closing") shall take place at the offices of Skadden, Arps, Slate, Meagher & Flom LLP, 919 Third Avenue, New York, New York, at 10:00 a.m., local time, on the later of (a) the date of the stockholders' meetings referred to in Section 7.4 hereof or (b) the day on which all of the conditions set forth in Article VIII hereof are satisfied or waived, or at such other date, time and place as Parent and the Company shall agree.

                                 ARTICLE IV

                  REPRESENTATIONS AND WARRANTIES OF PARENT

           Parent represents and warrants to the Company as follows:

           Section 4.1 Organization. Parent is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has the corporate power to carry on its business as it is now being conducted or presently proposed to be conducted. Parent is duly qualified as a foreign corporation to do business, and is in good standing, in each jurisdiction where the character of its properties owned or held under lease or the nature of its activities make such qualification necessary, except where such failures to be so qualified would not in the aggregate have a material adverse effect on the business, assets, liabilities, condition (financial or otherwise) or results of operations of Parent and its subsidiaries, taken as a whole (a "Parent Material Adverse Effect"). Sub is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. Sub has not engaged in any business since the date of its incorporation.

           Section 4.2 Capitalization. The authorized capital stock of Parent consists of 200,000,000 shares of Common Stock, par value $.10 per share, and 1,000,000 shares of Preferred Stock, par value $.01 per share ("Parent Preferred Stock"), of which 200,000 shares have been designated as Participating Preferred Stock (the "Participating Preferred Stock"). As of the date hereof, (i) 52,446,883 Parent Shares were issued and outstanding and (ii) no shares of Parent Preferred Stock were issued and outstanding. Except as set forth on Schedule 4.2 hereto, all of the issued and outstanding Parent Shares are validly issued, fully paid and nonassessable and free of preemptive rights. All of the Parent Shares issuable in exchange for Shares at the Effective Time in accordance with this Agreement will be, when so issued, duly authorized, validly issued, fully paid and nonassessable. The authorized capital stock of Sub consists of 1,000 shares of Common Stock, par value $.01 per share, 100 shares of which are validly issued and outstanding, fully paid and nonassessable and are owned by Parent. Except as set forth in Schedule 4.2 hereto, there are no outstanding options, warrants, subscriptions, calls, rights, convertible securities or other agreements or commitments obligating Parent to issue, transfer or sell any of its securities other than: (i) rights to acquire shares of Participating Preferred Stock pursuant to the Parent Rights Agreement, and (ii) options to receive or acquire 7,725,516 Parent Shares pursuant to employee incentive or benefit plans, programs and arrangements ("Parent Employee Stock Options") and (iii) the Parent Option Agreement.

           Section 4.3 Subsidiaries. Schedule 4.3 hereto sets forth each direct or indirect interest owned by Parent in any other corporation, partnership, joint venture or other business association or entity, foreign or domestic, of which Parent or any of its other Parent Subsidiaries owns, directly or indirectly, greater than fifty percent of the shares of capital stock or other equity interests (including partnership interests) entitled to cast at least a majority of the votes that may be cast by all shares or equity interests having ordinary voting power for the election of directors or other governing body of such entity (each such entity is hereinafter referred to as a "Parent Subsidiary" and are hereinafter collectively referred to as the "Parent Subsidiaries"). Each Parent Subsidiary is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation. Each Parent Subsidiary is duly qualified as a foreign corporation to do business, and is in good standing, in each jurisdiction where the character of its properties owned or held under lease or the nature of its activities makes such qualification necessary except where the failure to be so qualified will not have a Parent Material Adverse Effect. Each Parent Subsidiary has the corporate power to carry on its business as it is now being conducted or presently proposed to be conducted. All of the outstanding shares of capital stock of the Parent Subsidiaries are validly issued, fully paid and nonassessable. Except as set forth on Schedule 4.3, all of the outstanding shares of capital stock of, or other ownership interests in, each of the Parent Subsidiaries are owned by Parent or by a Parent Subsidiary free and clear of any liens, claims, charges or encumbrances. There are not now, and at the Effective Time there will not be, any outstanding options, warrants, subscriptions, calls, rights, convertible securities or other agreements or commitments obligating Parent or any Parent Subsidiary to issue, transfer or sell any securities of any Parent Subsidiary. There are not now, and at the Effective Time there will not be, any voting trusts or other agreements or understandings to which Parent or any of the Parent Subsidiaries is a party or is bound with respect to the voting of the capital stock of Parent or any of the Parent Subsidiaries.

           Section 4.4 Authority Relative to this Agreement. Each of Parent and Sub has the corporate power to enter into this Agreement, the Parent Option Agreement and the Company Option Agreement, to carry out its obligations hereunder and thereunder and to consummate the Merger. The execution and delivery of this Agreement, the Parent Option Agreement and the Company Option Agreement by Parent and Sub, the consummation by Parent and Sub of the transactions contemplated hereby and thereby and the consummation of the Merger have been duly authorized by the Boards of Directors of Parent and Sub, and by the Disinterested Directors (pursuant to Article Tenth, Section (b) of Parent's Certificate of Incorporation) and by Parent as the sole stockholder of Sub, and, except for the approvals of Parent's stockholders to be sought at the stockholders' meeting contemplated by Section 7.4(b) hereof no other corporate proceedings on the part of Parent or Sub are necessary to authorize this Agreement or the transactions contemplated hereby. This Agreement, the Parent Option Agreement and the Company Option Agreement have been duly and validly executed and delivered by each of Parent and Sub and, assuming the due authorization, execution and delivery by the other party hereto and thereto, this Agreement, the Parent Option Agreement and the Company Option Agreement constitute valid and binding agreements of each of Parent and Sub, enforceable against Parent and Sub in accordance with their respective terms, except insofar as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors' rights generally, or principles governing the availability of equitable remedies.

           Section 4.5 Consents and Approvals; No Violations. Except for applicable requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the "HSR Act"), the Securities Act of 1933, as amended (the "Securities Act"), the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the rules and regulations of NASDAQ, state securities or blue sky laws, and the filing and recordation of a Certificate of Merger as required by the GCL, no filing with, and no permit, authorization, consent or approval of, any public body or authority is necessary for the consummation by Parent and Sub of the transactions contemplated by this Agreement, the Parent Option Agreement and the Company Option Agreement. Except as set forth on Schedule 4.5, neither the execution and delivery of this Agreement, the Parent Option Agreement or the Company Option Agreement by Parent or Sub nor the consummation by Parent or Sub of the transactions contemplated hereby or thereby, nor compliance by Parent or Sub with any of the provisions hereof or thereof will (a) conflict with or result in any breach of any provisions of the Certificate of Incorporation or By-Laws of Parent or of Sub, (b) result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration) under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, license, contract, agreement or other instrument or obligation to which Parent or any of its subsidiaries is a party or by which any of them or any of their properties or assets may be bound or (c) violate any order, writ, injunction, decree, statute, rule or regulation applicable to Parent, any of its subsidiaries or any of their properties or assets, except in the case of clauses (b) and (c) for violations, breaches or defaults which would not individually or in the aggregate have a Parent Material Adverse Effect.

           Section 4.6 Reports and Financial Statements. Parent has filed all reports required to be filed with the Securities and Exchange Commission (the "SEC") pursuant to the Exchange Act since March 31, 1996 (such reports together with all registration statements, prospectuses and information statements filed by the Company since March 31, 1996 being hereinafter collectively referred to as the "Parent SEC Reports"), and has previously furnished the Company with true and complete copies of all such Parent SEC Reports. None of such Parent SEC Reports, as of their respective dates, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. As of their respective dates, all such Parent SEC Reports complied as to form in all material respects with the applicable requirements of the Securities Act. Each of the balance sheets (including the related notes) included in the Parent SEC Reports fairly presents the consolidated financial position of Parent and its subsidiaries as of the respective dates thereof, and the other related statements (including the related notes) included therein fairly present the results of operations and the changes in financial position of Parent and its subsidiaries for the respective periods or as of the respective dates set forth therein (subject, where appropriate, to normal year-end adjustments), all in conformity with generally accepted accounting principles consistently applied during the periods involved except as otherwise noted therein.

           Section 4.7 Absence of Certain Changes or Events. Except as set forth in the Parent SEC Reports, since December 31, 1997, neither Parent nor any of the Parent Subsidiaries has: (a) suffered any change which had or would have a Parent Material Adverse Effect or (b) subsequent to the date hereof, except as permitted by Section 6.2 hereof, conducted its business and operations other than in the ordinary course of business and consistent with past practices.

           Section 4.8 Litigation. Except for litigation disclosed in the Parent SEC Reports and except as set forth on Schedule 4.8, there is no suit, action or proceeding pending or, to the knowledge of Parent, threatened against or affecting Parent or any of its subsidiaries, the outcome of which, is reasonably likely to have a Parent Material Adverse Effect; nor is there any judgment, decree, injunction, rule or order of any court, governmental department, commission, agency, instrumentality or arbitrator outstanding against Parent or any of the Parent Subsidiaries having, or which has or would have, a Parent Material Adverse Effect.

           Section 4.9    Patents, Trademarks, Etc.  Except as set forth on
 Schedule 4.9, to the knowledge of Parent, Parent and the Parent Subsidiaries own or possess adequate licenses or other valid rights to use all material patents, patent rights, trademarks, trademark rights, trade names, trade name rights, copyrights, service marks, licenses, trade secrets, applications for trademarks and for service marks, computer software, software programs, know-how and other proprietary rights and information (collectively,"Proprietary Rights") used or held for use in connection with the business of Parent and the Parent Subsidiaries as currently conducted or as contemplated to be conducted, free and clear of any liens, claims or encumbrances. Except as set forth on Schedule 4.9 hereto, to the knowledge of Parent, the conduct of the business of Parent and the Parent Subsidiaries as currently conducted does not conflict in any way with any Proprietary Right of any third party. Except as set forth in
 Schedule 4.9 hereto, to the knowledge of Parent there are no infringements of any of the Proprietary Rights owned by or licensed to Parent or any of the Parent Subsidiaries.

           Section 4.10 Information in Disclosure Documents and Registration Statement. None of the information to be supplied by Parent or Sub for inclusion in (a) the Registration Statement to be filed with the SEC by Parent on Form S-4 under the Securities Act for the purpose of registering the Parent Shares to be issued in the Merger (the "Registration Statement") and (b) the joint proxy statement to be distributed in connection with the Parent's and the Company's meeting of stockholders to vote upon this Agreement (the "Proxy Statement") will in the case of the Registration Statement, at the time it becomes effective and at the Effective Time, or, in the case of the Proxy Statement or any amendments thereof or supplements thereto, at the time of the mailing of the Proxy Statement and any amendments or supplements thereto, and at the time of the meeting of stockholders to be held in connection with the Merger, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Registration Statement will comply as to form in all material respects with the provisions of the Securities Act, and the rules and regulations promulgated thereunder.

           Section 4.11   Absence of Undisclosed Liabilities

           Other than obligations incurred in the ordinary course of business, neither Parent nor any of the Parent Subsidiaries has any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise, and there is no existing condition, situation or set of circumstances which would reasonably be expected to result in such a liability or obligation which would be required to be disclosed on a consolidated balance sheet under GAAP, except (a) liabilities or obligations reflected in the Parent SEC Reports and (b) liabilities or obligations which would not, individually or in the aggregate, have a Parent Material Adverse Effect.

           Section 4.12 No Default. Neither Parent nor any of the Parent Subsidiaries is in default or violation (and no event has occurred which with notice or the lapse of time or both would constitute a default or violation) of any term, condition or provision of (a) its Certificate of Incorporation or By-Laws, (b) any note, bond, mortgage, indenture, license, agreement, contract, lease, commitment or other obligation to which Parent or any of the Parent Subsidiaries is a party or by which they or any of their properties or assets may be bound, or (c) any order, writ, injunction, decree, statute, rule or regulation applicable to Parent or any of the Parent Subsidiaries, except in the case of clauses (b) and (c) above for defaults or violations which would not have a Parent Material Adverse Effect.

           Section 4.13   Title to Properties; Encumbrances.

           Except as described in the following sentence, each of Parent and the Parent Subsidiaries has good and valid and marketable title to, or a valid leasehold interest in, all of its properties and assets (real, personal and mixed, tangible and intangible) material to the operation of Parent's business and operations, including, without limitation, all such properties and assets reflected in the consolidated balance sheet of Parent and the Parent Subsidiaries as of December 31, 1997 included in Parent's Quarterly Report on Form l0-Q for the period ended on such date (except for properties and assets disposed of in the ordinary course of business and consistent with past practices since December 31, 1997). None of such properties or assets are subject to any liability, obligation, claim, lien, mortgage, pledge, security interest, conditional sale agreement, charge or encumbrance of any kind (whether absolute, accrued, contingent or otherwise), except (i) as set forth in the Parent SEC Reports, and (ii) such encumbrances that do not individually or in the aggregate have a Parent Material Adverse Effect.

           Section 4.14 Compliance with Applicable Law. Each of Parent and the Parent Subsidiaries is in compliance with all applicable laws (whether statutory or otherwise), rules, regulations, orders, ordinances, judgments or decrees of all governmental authorities (federal, state, local, foreign or otherwise) (collectively "Laws") except where the failure to be in such compliance would not, individually or in the aggregate, have a Parent Material Adverse Effect.

           Section 4.15   Labor Matters.  Except as set forth in Schedule
 4.15 hereto, neither Parent nor any of the Parent Subsidiaries is a party to, or bound by, any collective bargaining agreement, contract or other agreement or understanding with a labor union or labor organization. There is no unfair labor practice or labor arbitration proceeding pending or, to the knowledge of Parent, threatened against Parent or the Parent Subsidiaries relating to their business, except for any such preceding which would not have a Parent Material Adverse Effect. To the knowledge of Parent, there are no organizational efforts with respect to the formation of a collective bargaining unit presently being made or threatened involving employees of Parent or any of the Parent Subsidiaries.

           Section 4.16 Employee Benefit Plans; ERISA. (a) Schedule 4.16 hereto contains a true and complete list of each bonus, deferred compensation, incentive compensation, stock purchase, stock option, severance or termination pay, hospitalization or other medical, life or other insurance, supplemental unemployment benefits, profit-sharing, pension, or retirement plan, program, agreement or arrangement, and each other employee benefit plan, program, agreement or arrangement (the "Parent Plans"), maintained or contributed to or required to be contributed to by
 (i) Parent, (ii) any Parent Subsidiary or (iii) any trade or business, whether or not incorporated (an "ERISA Affiliate"), that together with Parent would be deemed a "single employer" within the meaning of Section 4001 of the Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations promulgated thereunder ("ERISA"), for the benefit of any employee or former employee of Parent, any Parent Subsidiary or any ERISA Affiliate. Schedule 4.16 hereto identifies each of the Parent Plans that is an "employee benefit plan," as that term is defined in
 Section 3(3) of ERISA (such plans being hereinafter referred to collectively as the "Parent ERISA Plans").

           (b) With respect to each of the Parent Plans, Parent has heretofore made available to the Company true and complete copies of each of the following documents:

                (i) a copy of the Parent Plan (including all amendments thereto);

                (ii) a copy of the annual report and actuarial report, if required under ERISA, with respect to each such Parent Plan for the last two years;

                (iii)     a copy of the most recent Summary Plan
      Description, together with each Summary of Material Modifications, required under ERISA with respect to such Parent Plan;

                (iv) if the Parent Plan is funded through a trust or any third party funding vehicle, a copy of the trust or other funding agreement (including all amendments thereto) and the latest financial statements thereof; and

                (v) the most recent determination letter received from the Internal Revenue Service with respect to each Parent Plan intended to qualify under Section 401 of the Code.

           (c) No liability under Title IV of ERISA has been incurred by Parent, any Parent Subsidiary or any ERISA Affiliate since the effective date of ERISA that has not been satisfied in full, and no condition exists that presents a material risk to Parent, any Parent Subsidiary or any ERISA Affiliate of incurring a liability under such Title. To the extent this representation applies to Sections 4064, 4069 or 4204 of Title IV of ERISA, it is made not only with respect to the ERISA Plans but also with respect to any employee benefit plan, program, agreement or arrangement subject to Title IV of ERISA to which Parent, a Parent Subsidiary or an ERISA Affiliate made, or was required to make, contributions during the five-year period ending on the Effective Time.

           (d) With respect to each Parent ERISA Plan which is subject to Title IV of ERISA, the present value of accrued benefits under such plan, based upon the actuarial assumptions used for funding purposes in the most recent actuarial report prepared by such plan's actuary with respect to such plan did not exceed, as of its latest valuation date, the then current value of the assets of such plan allocable to such accrued benefits.

           (e) No Parent ERISA Plan or any trust established thereunder has incurred any "accumulated funding deficiency" (as defined in Section 302 of ERISA and Section 412 of the Code), whether or not waived, as of the last day of the most recent fiscal year of each Parent ERISA Plan ended prior to the Effective Time; and all contributions required to be made with respect thereto (whether pursuant to the term of any Parent ERISA Plan or otherwise) on or prior to the Effective Time have been timely made.

           (f) No Parent ERISA Plan is a "multiemployer pension plan," as defined in Section 3(37) of ERISA, nor is any Parent ERISA Plan a plan described in Section 4063(a) of ERISA.

           (g) Each Parent ERISA Plan intended to be "qualified" within the meaning of Section 401(a) of the Code is so qualified and the trusts maintained thereunder are exempt from taxation under Section 501(a) of the Code.

           (h) Each of the Parent Plans has been operated and administered in all material respects in accordance with applicable laws, including, but not limited to, ERISA and the Code.

           (i) No amounts payable under the Parent Plans will fail to be deductible for federal income tax purposes by virtue of Section 280G of the Code.

           (j) No Parent Plan provides benefits, including without limitation death or medical benefits (whether or not insured), with respect to current or former employees of Parent, any Parent Subsidiary or any ERISA Affiliate beyond their retirement or other termination of service, other than (i) coverage mandated by applicable law, (ii) death benefits or retirement benefits under any "employee pension plan", as that term is defined in Section 3(2) of ERISA, (iii) deferred compensation benefits accrued as liabilities on the books of Parent, any Parent Subsidiary or any ERISA Affiliate or (iv) benefits the full cost of which is borne by the current or former employee (or his beneficiary).

           (k) The consummation of the transactions contemplated by this Agreement will not:

                (i) entitle any current or former employee or officer of Parent, any Parent Subsidiary or any ERISA Affiliate to severance pay, unemployment compensation or any other payment, except as expressly provided in this Agreement,

                (ii) accelerate the time of payment or vesting, or increase the amount of compensation due any such employee or officer, or

                (iii)     result in any prohibited transaction described in
      Section 406 of ERISA or Section 4975 of the Code for which an exemption is not available.

           (l) With respect to each Parent Plan that is funded wholly or partially through an insurance policy, there will be no material liability of Parent, any Parent Subsidiary or any ERISA Affiliate, as of the Effective Time, under any such insurance policy or ancillary agreement with respect to such insurance policy in the nature of a retroactive rate adjustment, loss sharing arrangement or other actual or contingent liability arising wholly or partially out of events occurring prior to the closing.

           (m) There are no pending, threatened or anticipated claims by or on behalf of any of the Parent Plans, by any employee or beneficiary covered under any such Parent Plan, or otherwise involving any such Parent Plan (other than routine claims for benefits).

           (n) Neither Parent, any Parent Subsidiary or any ERISA Affiliate, nor any of the Parent ERISA Plans, nor any trust created thereunder, nor any trustee or administrator thereof has engaged in a transaction in connection with which Parent, any Parent Subsidiary or any ERISA Affiliate, any of the Parent ERISA Plans, any such trust, or any trustee or administrator thereof, or any party dealing with the Parent ERISA Plans or any such trust could be subject to either a material civil liability under Section 409 of ERISA or Section 502(i) of ERISA, or a material tax imposed pursuant to Section 4975 or 4976 of the Code.

           Section 4.17 Vote Required. Approval of the Merger by the stockholders of Parent will require the approval of a majority of the total votes cast in person or by proxy at the stockholders' meeting referred to in Section 7.4. No other vote of the stockholders of Parent, or of the holders of any other securities of Parent (equity or otherwise), is required by law, the Certificate of Incorporation or By-laws of Parent or otherwise in order for Parent to consummate the Merger, the Parent Option Agreement and the transactions contemplated hereby and thereby.

           Section 4.18 Opinion of Financial Advisor. The Board of Directors of Parent (at a meeting duly called and held) has unanimously determined that the transactions contemplated hereby are fair to and in the best interests of the holders of the Parent Shares. Parent has received the opinion of Stephens Inc., Parent's financial advisor, substantially to the effect that the Exchange Ratio is fair to Parent from a financial point of view.

           Section 4.19 Ownership of Company Common Stock. Except as contemplated by this Agreement, the Proxies and the Company Option Agreement, as of the date hereof, neither Parent nor, to its knowledge without independent investigation, any of its affiliates, (i) beneficially owns (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, or (ii) is party to any agreement, arrangement or understanding for the purpose of acquiring, holding, voting or disposing of, in each case, shares of capital stock of the Company.

           Section 4.20 Pooling. Neither Parent nor any Parent Subsidiary has knowledge of any fact or information which causes, or should reasonably cause, Parent or Subsidiary to believe that the transactions contemplated by this Agreement could not be accounted for as a pooling of interests under Opinion 16 of the Accounting Principles Board and applicable SEC rules and regulations.

           Section 4.21 Taxes. (a) All federal, state, local and foreign Tax Returns required to be filed by or on behalf of Parent, each of the Parent Subsidiaries, and each affiliated, combined, consolidated or unitary group of which Parent or any of its Subsidiaries (i) is a member (a "Current Parent Group") or (ii) has been a member within six years prior to the date hereof but is not currently a member, but only insofar as any such Tax Return relates to a taxable period ending on a date within the last six years (a "Past Parent Group," together with Current Parent Groups, a "Parent Affiliated Group") have been timely filed, and all such Tax Returns are complete and accurate except to the extent any failure to file or any inaccuracies in filed returns would not, individually or in the aggregate, have a Parent Material Adverse Effect (it being understood that the representations made in this Section, to the extent that they relate to Past Parent Groups, are made to the knowledge of Parent). All Taxes due and owing by Parent, any Parent Subsidiary or any Parent Affiliated Group have been timely paid, or adequately reserved for, except to the extent any failure to pay or reserve would not, individually or in the aggregate, have a Parent Material Adverse Effect. There is no audit examination, deficiency, refund litigation, proposed adjustment or matter in controversy with respect to any Taxes due and owing by Parent, any Parent Subsidiary or any Affiliated Group which would, individually or in the aggregate, have a Parent Material Adverse Effect. All assessments for Taxes due and owing by Parent, any Parent Subsidiary or any Parent Affiliated Group with respect to completed and settled examinations or concluded litigation have been paid. Prior to the date of this Agreement, Parent has provided the Company with written schedules of (i) the taxable years of Parent for which the statutes of limitations with respect to U.S. federal income Taxes have not expired, and (ii) with respect to U.S. federal income Taxes, for all taxable years for which the statute of limitations has not yet expired, those years for which examinations have been completed, those years for which examinations are presently being conducted, and those years for which examinations have not yet been initiated. Parent and each of the Parent Subsidiaries have complied in all material respects with all rules and regulations relating to the payment and withholding of Taxes, except to the extent any such failure to comply would not, individually or in the aggregate, have a Parent Material Adverse Effect.

           (b) Neither Parent nor any of the Parent Subsidiaries is a party to, bound by, or has any obligation under any Tax sharing, allocation, indemnity, or similar contract or arrangement.

           (c) Neither Parent nor any of the Parent Subsidiaries knows of any fact or has taken any action that could reasonably be expected to prevent the Merger from qualifying as a reorganization with the meaning of
 Section 368(a) of the Code.

           (d) Schedule 4.21 sets forth (i) the taxable years of Parent for which the statute of limitations with respect to Material State income Taxes have not expired, and (ii) with respect to Material State income Taxes, for all taxable years for which the statute of limitations has not expired, those years for which examinations have been completed, those years for which examinations are presently being conducted, and those years for which examinations have not yet been initiated.

           (e) For purposes of this Agreement: (i) "Taxes" means any and all federal, state, local, foreign, provincial, territorial or other taxes, imposts, rates, levies, assessments and other charges of any kind whatsoever whether imposed directly or through withholding (together with any and all interest, penalties, additions to tax and additional amounts applicable with respect thereto), including, without limitation, income, franchise, windfall or other profits, gross receipts, property, sales, use, capital stock, payroll, employment, social security, workers' compensation, unemployment compensation, net worth, excise, withholding, ad valorem and value added taxes, and (ii) "Tax Return" means any declaration, return, report, schedule, certificate, statement or other similar document (including relating or supporting information) required to be filed or, where none is required to be filed with a taxing authority, the statement or other document issued by a taxing authority in connection with any Tax, including, without limitation, any information return, claim for refund, amended return or declaration of estimated Tax. For purposes of this
 Section 4.21 "Material State" means any state for which the average allocation percentage of Parent and the Parent Subsidiaries for the past three years exceeds ten percent (10%).

           Section 4.22 Contracts. Except as set forth on Schedule 4.22 hereto, neither Parent nor any of the Parent Subsidiaries is party to any agreement (whether written or oral) that (a) involves performance of services or delivery of goods or materials of an amount or value in excess of $3 million per year; or (b) is a software licensing agreement involving an amount or value in excess of $2,000,000 (the "Parent Contracts"). Each Parent Contract is valid and binding on Parent and is in full force and effect, and Parent and each of the Parent Subsidiaries have in all material respects performed all obligations required to be performed by them to date under each Parent Contract, except where such noncompliance, individually or in the aggregate, would not have a Parent Material Adverse Effect. Neither Parent nor any of the Parent Subsidiaries knows of, or has received notice of, any violation or default under any Parent Contract except for such violations or defaults as would not in the aggregate have a Parent Material Adverse Effect.

                                 ARTICLE V

               REPRESENTATIONS AND WARRANTIES OF THE COMPANY

           The Company represents and warrants to Parent and Sub as follows:

           Section 5.1 Organization. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has the corporate power to carry on its business as it is now being conducted or presently proposed to be conducted. The Company is duly qualified as a foreign corporation to do business, and is in good standing, in each jurisdiction where the character of its properties owned or held under lease or the nature of its activities makes such qualification necessary, except such failures to be so qualified which would not in the aggregate have a material adverse effect on the business, assets, liabilities, condition (financial or otherwise) or results of operations of the Company and its subsidiaries taken as a whole (a "Company Material Adverse Effect").

           Section 5.2 Capitalization. The authorized capital stock of the Company consists of 50,000,000 shares of Common Stock, par value $.01 per share and 2,000,000 shares of Preferred Stock, no par value ("Company Preferred Stock"), of which 300,000 shares have been designated as Series A Participating Preferred Stock. As of the date hereof, 26,073,654 shares of Company Common Stock were issued and outstanding and no shares of Company Preferred Stock were issued and outstanding. All of the issued and outstanding Shares are validly issued, fully paid and nonassessable and free of preemptive rights. Except for (i) the 7,228,153 shares of Company Common Stock issuable upon the conversion of the 5-1/4% Convertible Subordinated Notes due 2003, (ii) options to receive or acquire 4,630,003 shares of Company Common Stock granted (or to be granted pursuant to Section 6.1(c)) pursuant to employee incentive or benefit plans, programs and arrangements of the Company ("Employee Stock Options"), which options are listed by optionee, price per share, date of grant and number of shares covered thereby on Schedule 5.2 hereto, (iii) warrants to purchase 180,000 shares of Company Common Stock and (iv) the rights (the "Company Rights") to acquire shares of Series A Participating Preferred Stock pursuant to the Rights Agreement between the Company and Harris Trust and Savings Bank dated March 1, 1996 (the "Company Rights Agreement"), and as otherwise provided for in this Agreement and the Company Option Agreement, there are not now, and at the Effective Time there will not be, any shares of capital stock of the Company issued or outstanding or any options, warrants, subscriptions, calls, rights, convertible securities or other agreements or commitments obligating the Company to issue, transfer or sell any shares of its capital stock. Except as provided in this Agreement or in the Schedules hereto, after the Effective Time, the Company will have no obligation to issue, transfer or sell any shares of its capital stock pursuant to any employee benefit plan or otherwise.

           Section 5.3 Subsidiaries. Schedule 5.3 hereto sets forth each direct or indirect interest owned by the Company in any other corporation, partnership, joint venture or other business association or entity, foreign or domestic, of which the Company or any of its other Subsidiaries owns, directly or indirectly, greater than fifty percent of the shares of capital stock or other equity interests (including partnership interests) entitled to cast at least a majority of the votes that may be cast by all shares or equity interests having ordinary voting power for the election of directors or other governing body of such entity (each such entity is hereinafter referred to as a Subsidiary and are hereinafter collectively referred to as the "Subsidiaries".) Each Subsidiary is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation. Each Subsidiary is duly qualified as a foreign corporation to do business, and is in good standing, in each jurisdiction where the character of its properties owned or held under lease or the nature of its activities makes such qualification necessary except where the failure to be so qualified will not have a Company Material Adverse Effect. Each Subsidiary has the corporate power to carry on its business as it is now being conducted or presently proposed to be conducted. All of the outstanding shares of capital stock of the Subsidiaries are validly issued, fully paid and nonassessable and are owned by the Company or by a Subsidiary free and clear of any liens, claims, charges or encumbrances. There are not now, and at the Effective Time there will not be, any outstanding options, warrants, subscriptions, calls, rights, convertible securities or other agreements or commitments obligating the Company or any Subsidiary to issue, transfer or sell any securities of any Subsidiary. There are not now, and at the Effective Time there will not be, any voting trusts or other agreements or understandings to which the Company or any of the Subsidiaries is a party or is bound with respect to the voting of the capital stock of the Company or any of the Subsidiaries.

           Section 5.4 Authority Relative to this Agreement. The Company has the corporate power to enter into this Agreement, the Parent Option Agreement and the Company Option Agreement, to carry out its obligations hereunder and thereunder and to consummate the Merger. The execution and delivery of this Agreement, the Parent Option Agreement and the Company Option Agreement by the Company, the consummation by the Company of the transactions contemplated hereby and thereby and the consummation of the Merger have been duly authorized by the Company's Board of Directors and, except for the approval of its stockholders to be sought at the stockholders meeting contemplated by Section 7.4 hereof and the filing of the Certificate of Merger as required by the GCL, no other corporate proceedings on the part of the Company are necessary to authorize this Agreement, the Parent Option Agreement and the Company Option Agreement, the transactions contemplated hereby and thereby or the consummation of the Merger. This Agreement, the Parent Option Agreement and the Company Option Agreement have been duly and validly executed and delivered by the Company and, assuming due authorization, execution and delivery by the other parties hereto, this Agreement, the Parent Option Agreement and the Company Option Agreement constitute valid and binding agreements of the Company, enforceable against the Company in accordance with their terms, except insofar as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors' rights generally, or principles governing the availability of equitable remedies.

           Section 5.5 Consents and Approvals; No Violations. Except for applicable requirements of the HSR Act, the Securities Act, the Exchange Act, state securities or blue sky laws, the rules and regulations of NASDAQ and the filing and recordation of a Certificate of Merger as required by the GCL, no filing with, and no permit, authorization, consent or approval of, any public body or authority is necessary for the consummation by the Company of the transactions contemplated by this Agreement, the Parent Option Agreement and the Company Option Agreement. Neither the execution and delivery of this Agreement, the Parent Option Agreement or the Company Option Agreement by the Company, nor the consummation by the Company of the transactions contemplated hereby or thereby, nor compliance by the Company with any of the provisions hereof or thereof, will (a) conflict with or result in any breach of any provisions of the Certificate of Incorporation or By-Laws of the Company or any of the Subsidiaries, (b) except as set forth on Schedule 5.5(b), result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration) under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, license, contract, agreement or other instrument or obligation to which the Company or any of the Subsidiaries is a party or by which any of them or any of their properties or assets may be bound or (c) violate any order, writ, injunction, decree, statute, rule or regulation applicable to the Company, any of the Subsidiaries or any of their properties or assets, except in the case of clauses (b) and (c) for violations, breaches or defaults which would not individually or in the aggregate have a Company Material Adverse Effect.

           Section 5.6 Reports and Financial Statements. The Company has filed all reports required to be filed with the SEC pursuant to the Exchange Act since March 26, 1996 (such reports, together with all registration statements, prospectuses and information statements filed by the Company since March 26, 1996, being hereinafter collectively referred to as the "Company SEC Reports"), and has previously furnished Parent with true and complete copies of all such Company SEC Reports. None of such Company SEC Reports, as of their respective dates, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. As of their respective dates, all such Company SEC Reports complied as to form in all material respects with the applicable requirements of the Securities Act. Each of the balance sheets (including the related notes) included in the Company SEC Reports fairly presents the consolidated financial position of the Company and the Subsidiaries as of the respective dates thereof, and the other related statements (including the related notes) included therein fairly present the results of operations and the changes in financial position of the Company and the Subsidiaries for the respective periods or as of the respective dates set forth therein (subject, where appropriate, to normal year-end adjustments), all in conformity with generally accepted accounting principles consistently applied during the periods involved, except as otherwise noted therein.

           Section 5.7 Absence of Certain Changes or Events. Except as set forth in Schedule 5.7 hereto or in the Company SEC Reports, since September 30, 1997, neither the Company nor any of the Subsidiaries has:
 (a) suffered any change which had or would have a Company Material Adverse Effect or (b) subsequent to the date hereof, except as permitted by Section
 6.1 hereof, conducted its business and operations other than in the ordinary course of business and consistent with past practices.

           Section 5.8 Litigation. Except for litigation disclosed in the Company SEC Reports there is no suit, action or proceeding pending or, to the knowledge of the Company, threatened against or affecting the Company or any of its Subsidiaries the outcome of which is reasonably likely to have a Company Material Adverse Effect; nor is there any judgment, decree, injunction, rule or order of any court, governmental department, commission, agency, instrumentality or arbitrator outstanding against the Company or any of its Subsidiaries, which has or would have a Company Material Adverse Effect.

           Section 5.9    Patents, Trademarks, Etc.  Except as set forth in
 Schedule 5.9, to the knowledge of the Company, the Company and its Subsidiaries own or possess adequate licenses or other valid rights to use all Proprietary Rights used or held for use in connection with the business of the Company and its Subsidiaries as currently conducted or as contemplated to be conducted, free and clear of any liens, clams or encumbrances. Except as set forth in Schedule 5.9, to the knowledge of the Company, the conduct of the business of the Company and its Subsidiaries as currently conducted does not conflict in any way with any Proprietary Right of any third party. To the knowledge of the Company there are no infringements of any of the Proprietary Rights owned by or licensed to the Company or any of its Subsidiaries.

           Section 5.10 Information in Disclosure Documents and Registration Statement. None of the information to be supplied by the Company for inclusion in the Proxy Statement or the Registration Statement, other than the information to be supplied by Parent or Sub, will, in the case of the Registration Statement, at the time it becomes effective and at the Effective Time, or, in the case of the Proxy Statement or any amendments thereof or supplements thereto, at the time of the mailing of the Proxy Statement and any amendments or supplements thereto, and at the time of the meeting of stockholders of the Company to be held in connection with the Merger, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Proxy Statement will comply as to form in all material respects with the provisions of the Exchange Act, and the rules and regulations promulgated thereunder.

           Section 5.11 Absence of Undisclosed Liabilities. Other than obligations incurred in the ordinary course of business, neither the Company nor any of its Subsidiaries has any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise, and there is no existing condition, situation or set of circumstances which would reasonably be expected to result in such a liability or obligation which would be required to be disclosed on a consolidated balance sheet under GAAP, except (a) liabilities or obligations reflected in the Company SEC Reports and (b) liabilities or obligations which would not, individually or in the aggregate, have a Company Material Adverse Effect.

           Section 5.12 No Default. Neither the Company nor any of the Subsidiaries is in default or violation (and no event has occurred which with notice or the lapse of time or both would constitute a default or violation) of any term, condition or provision of (a) its Certificate of Incorporation or By-Laws, (b) any note, bond, mortgage, indenture, license, agreement, contract, lease, commitment or other obligation to which the Company or any of the Subsidiaries is a party or by which they or any of their properties or assets may be bound, or (c) any order, writ, injunction, decree, statute, rule or regulation applicable to the Company or any of the Subsidiaries, except in the case of clauses (b) and (c) above for defaults or violations which would not individually or in the aggregate have a Company Material Adverse Effect.

           Section 5.13 Taxes. (a) All federal, state, local and foreign Tax Returns required to be filed by or on behalf of the Company, each of its Subsidiaries, and each affiliated, combined, consolidated or unitary group of which the Company or any of its Subsidiaries (i) is a member (a "Current Company Group") or (ii) has been a member within six years prior to the date hereof but is not currently a member, but only insofar as any such Tax Return relates to a taxable period ending on a date within the last six years (a "Past Company Group," together with Current Company Groups, a "Company Affiliated Group") have been timely filed, and all such Tax Returns are complete and accurate except to the extent any failure to file or any inaccuracies in filed returns would not, individually or in the aggregate, have a Company Material Adverse Effect (it being understood that the representations made in this Section, to the extent that they relate to Past Company Groups, are made to the knowledge of the Company). All Taxes due and owing by the Company, any Subsidiary of the Company or any Company Affiliated Group have been timely paid, or adequately reserved for, except to the extent any failure to pay or reserve would not, individually or in the aggregate, have a Company Material Adverse Effect. There is no audit examination, deficiency, refund litigation, proposed adjustment or matter in controversy with respect to any Taxes due and owing by the Company, any Subsidiary or any Affiliated Group which would, individually or in the aggregate, have a Company Material Adverse Effect. All assessments for Taxes due and owing by the Company, any Subsidiary or any Company Affiliated Group with respect to completed and settled examinations or concluded litigation have been paid. Schedule 5.13 sets forth (i) the taxable years of the Company for which the statutes of limitations with respect to U.S. federal income Taxes have not expired, and (ii) with respect to U.S. federal income Taxes, for all taxable years for which the statute of limitations has not yet expired, those years for which examinations have been completed, those years for which examinations are presently being conducted, and those years for which examinations have not yet been initiated. The Company and each of its Subsidiaries have complied in all material respects with all rules and regulations relating to the payment and withholding of Taxes, except to the extent any such failure to comply would not, individually or in the aggregate, have a Company Material Adverse Effect.

           (b) Neither the Company nor any of its Subsidiaries is a party to, bound by, or has any obligation under any Tax sharing, allocation, indemnity, or similar contract or arrangement.

           (c) Neither the Company nor any of its Subsidiaries knows of any fact or has taken any action that could reasonably be expected to prevent the Merger from qualifying as a reorganization within the meaning of
 Section 368(a) of the Code.

           (d) Schedule 5.13 sets forth (i) the taxable years of the Company for which the statute of limitations with respect to Material State income Taxes have not expired, and (ii) with respect to Material State income Taxes, for all taxable years for which the statute of limitations has not expired, those years for which examinations have been completed, those years for which examinations are presently being conducted, and those years for which examinations have not yet been initiated.

           (e) For purposes of this Section 5.13: "Material State" means any state for which the average allocation percentage of the Company and its Subsidiaries for the past three years exceeds ten percent (10%).

           Section 5.14 Title to Properties; Encumbrances. Except as described in the following sentence, each of the Company and the Subsidiaries has good and marketable title to, or a valid leasehold interest in, all of its properties and assets (real, personal and mixed, tangible and intangible material to the operations and business of the Company), including, without limitation, all such properties and assets reflected in the consolidated balance sheet of the Company and the Subsidiaries as of March 31, 1998 included in the Company's Quarterly Report on Form 10-Q for the period ended on such date (except for properties and assets disposed of in the ordinary course of business and consistent with past practices since March 31, 1998). None of such properties or assets are subject to any liability, obligation, claim, lien, mortgage, pledge, security interest, conditional sale agreement, charge or encumbrance of any kind (whether absolute, accrued, contingent or otherwise), except (i) as set forth in the Company SEC Reports or in
 Schedule 5.14 hereto, and (ii) such encumbrances that do not individually or in the aggregate have a Company Material Adverse Effect.

           Section 5.15 Compliance with Applicable Law. Each of the Company and the Subsidiaries is in compliance with all applicable Laws (whether statutory or otherwise), except where the failure to be in such compliance would not, individually or in the aggregate, have a Company Material Adverse Effect.

           Section 5.16 Labor Matters. Except as set forth on Schedule 5.16, neither the Company nor any of the Subsidiaries is a party to, or bound by, any collective bargaining agreement, contract or other agreement or understanding with a labor union or labor organization. There is no unfair labor practice or labor arbitration proceeding pending or, to the knowledge of the Company, threatened against the Company or the Subsidiaries relating to their business, except for any such preceding which would not have a Company Material Adverse Effect. To the knowledge of the Company, there are no organizational efforts with respect to the formation of a collective bargaining unit presently being made or threatened involving employees of the Company or any of the Subsidiaries.

           Section 5.17 Employee Benefit Plans; ERISA. (a) Schedule 5.17 hereto contains a true and complete list of each bonus, deferred compensation, incentive compensation, stock purchase, stock option, severance or termination pay, hospitalization or other medical, life or other insurance, supplemental unemployment benefits, profit-sharing, pension, or retirement plan, program, agreement or arrangement, and each other employee benefit plan, program, agreement or arrangement (the "Plans"), maintained or contributed to or required to be contributed to by
 (i) the Company, (ii) any Subsidiary or (iii) any ERISA Affiliate, that together with the Company would be deemed a "single employer" within the meaning of Section 4001 of ERISA, for the benefit of any employee or former employee of the Company, any Subsidiary or any ERISA Affiliate. Schedule 5.17(a) hereto identifies each of the Plans that is an "employee benefit plan," as that term is defined in Section 3(3) of ERISA (such plans being hereinafter referred to collectively as the "ERISA Plans").

           (b) With respect to each of the Plans, the Company has heretofore delivered or will deliver to Parent true and complete copies of each of the following documents:

                (i)  a copy of the Plan (including all amendments thereto);

                (ii) a copy of the annual report and actuarial report, if required under ERISA, with respect to each such Plan for the last two years;

                (iii)     a copy of the most recent Summary Plan
      Description, together with each Summary of Material Modifications, required under ERISA with respect to such Plan;

                (iv) if the Plan is funded through a trust or any third party funding vehicle, a copy of the trust or other funding agreement (including all amendments thereto) and the latest financial statements thereof; and

                (v) the most recent determination letter received from the Internal Revenue Service with respect to each Plan intended to qualify under Section 401 of the Code.

           (c) No liability under Title IV of ERISA has been incurred by the Company, any Subsidiary or any ERISA Affiliate since the effective date of ERISA that has not been satisfied in full, and no condition exists that presents a material risk to the Company, any Subsidiary or any ERISA Affiliate of incurring a liability under such Title. To the extent this representation applies to Sections 4064, 4069 or 4204 of Title IV of ERISA, it is made not only with respect to the ERISA Plans but also with respect to any employee benefit plan, program, agreement or arrangement subject to Title IV of ERISA to which the Company, a Subsidiary or an ERISA Affiliate made, or was required to make, contributions during the five-year period ending on the Effective Time.

           (d) Except as disclosed in Schedule 5.17, with respect to each ERISA Plan which is subject to Title IV of ERISA, the present value of accrued benefits under such plan, based upon the actuarial assumptions used for funding purposes in the most recent actuarial report prepared by such plan's actuary with respect to such plan did not exceed, as of its latest valuation date, the then current value of the assets of such plan allocable to such accrued benefits.

           (e) Except as disclosed in Schedule 5.17, no ERISA Plan or any trust established thereunder has incurred any "accumulated funding deficiency" (as defined in Section 302 of ERISA and Section 412 of the Code), whether or not waived, as of the last day of the most recent fiscal year of each ERISA Plan ended prior to the Effective Time; and all contributions required to be made with respect thereto (whether pursuant to the term of any ERISA Plan or otherwise) on or prior to the Effective Time have been timely made.

           (f) No ERISA Plan is a "multiemployer pension plan," as defined in Section 3(37) of ERISA, nor is any ERISA Plan a plan described in
 Section 4063(a) of ERISA.

           (g) Each ERISA Plan intended to be "qualified" within the meaning of Section 401(a) of the Code is so qualified and the trusts maintained thereunder are exempt from taxation under Section 501(a) of the Code.

           (h) Each of the Plans has been operated and administered in all material respects in accordance with applicable laws, including, but not limited to, ERISA and the Code.

           (i) Except as disclosed in Schedule 5.17, no amounts payable under the Plans will fail to be deductible for federal income tax purposes by virtue of Section 280G of the Code. Schedule 5.17 sets forth the aggregate amount of entitlements and other amounts that could be (i) received (whether in cash or property or the vesting of property) under any of the Plans as a result of any of the transactions contemplated by this Agreement by any person which is a "disqualified individual" (as such term is defined in Section 280G(c) of the Code) and (ii) characterized as an "excess parachute payment" (as such term is defined in Section 280G(b)(1) of the Code), plus the amount of any excise taxes that may be imposed with respect thereto and any additional amounts or gross-ups that may be paid with respect to such amounts.

           (j) Except as disclosed in Schedule 5.17, no Plan provides benefits, including without limitation death or medical benefits (whether or not insured), with respect to current or former employees of the Company, any Subsidiary or any ERISA Affiliate beyond their retirement or other termination of service, other than (i) coverage mandated by applicable law, (ii) death benefits or retirement benefits under any "employee pension plan", as that term is defined in Section 3(2) of ERISA,
 (iii) deferred compensation benefits accrued as liabilities on the books of the Company, any Subsidiary or any ERISA Affiliate or (iv) benefits the full cost of which is borne by the current or former employee (or his beneficiary).

           (k) Except as disclosed on Schedule 5.17, the consummation of the transactions contemplated by this Agreement will not

                (i) entitle any current or former employee or officer of the Company, any Subsidiary or any ERISA Affiliate to severance pay, unemployment compensation or any other payment, except as expressly provided in this Agreement,

                (ii) accelerate the time of payment or vesting, or increase the amount of compensation due any such employee or officer, or

                (iii)     result in any prohibited transaction described in
      Section 406 of ERISA or Section 4975 of the Code for which an exemption is not available.

           (l) With respect to each Plan that is funded wholly or partially through an insurance policy, there will be no liability of the Company, any Subsidiary or any ERISA Affiliate, as of the Effective Time, under any such insurance policy or ancillary agreement with respect to such insurance policy in the nature of a retroactive rate adjustment, loss sharing arrangement or other actual or contingent liability arising wholly or partially out of events occurring prior to the closing.

           (m) There are no pending, threatened or anticipated claims by or on behalf of any of the Plans, by any employee or beneficiary covered under any such Plan, or otherwise involving any such Plan (other than routine claims for benefits).

           (n) Neither the Company, any Subsidiary or any ERISA Affiliate, nor any of the ERISA Plans, nor any trust created thereunder, nor any trustee or administrator thereof has engaged in a transaction in connection with which the Company, any Subsidiary or any ERISA Affiliate, any of the ERISA Plans, any such trust, or any trustee or administrator thereof, or any party dealing with the ERISA Plans or any such trust could be subject to either a material civil liability under Section 409 of ERISA or Section 502(i) of ERISA, or a material tax imposed pursuant to Section 4975 or 4976 of the Code.

           Section 5.18 Contracts. Except as set forth on Schedule 5.18 hereto, neither the Company nor any of its Subsidiaries is party to any agreement (whether written or oral) that (a) involves performance of services or delivery of goods or materials of an amount or value in excess of $1 million per year; or (b) is a software licensing agreement involving an amount or value in excess of $500,000 (the "Company Contracts"). Each Company Contract is valid and binding on the Company and is in full force and effect, and the Company and each of its Subsidiaries have in all material respects performed all obligations required to be performed by them to date under each Company Contract, except where such noncompliance, individually or in the aggregate, would not have a Company Material Adverse Effect. Neither the Company nor any of its Subsidiaries knows of, or has received notice of, any violation or default under any Company Contract except for such violations or defaults as would not in the aggregate have a Company Material Adverse Effect.

           Section 5.19 Vote Required. Approval of the Merger by the stockholders of the Company will require the affirmative vote of the holders of a majority of the outstanding Shares. No other vote of the stockholders of the Company, or of the holders of any other securities of the Company (equity or otherwise), is required by law, the certificate of incorporation or by-laws of the Company or otherwise in order for the Company to consummate the Merger and the transactions contemplated hereby and by the Company Option Agreement.

           Section 5.20 Opinion of Financial Advisor. The Board of Directors of the Company (at meetings duly called and held) has unanimously determined that the transactions contemplated hereby are fair to and in the best interests of the Company's stockholders. The Company has received the opinion of Donaldson, Lufkin & Jenrette Securities Corporation, the Company's financial advisor, substantially to the effect that the Exchange Ratio is fair to the holders of the Company Common Stock from a financial point of view.

           Section 5.21 Takeover Statute. The Board of Directors of the Company has approved this Agreement, the Parent Option Agreement and the Company Option Agreement and the transactions contemplated hereby and thereby and, assuming the accuracy of Parent's and Sub's representation and warranty contained in Section 4.19, such approval constitutes approval of the Merger and the other transactions contemplated hereby by such Board of Directors under the provisions of Section 203 of the GCL such that Section 203 of the GCL does not apply to this Agreement and the transactions contemplated hereby.

           Section 5.22 The Company Rights Agreement. The Board of Directors of the Company has approved the amendment of the Company Rights Plan in the form attached hereto as Exhibit B and as a result thereof, none of the execution or delivery of this Agreement, the Proxies or the Company Option Agreement or the consummation of the transactions contemplated hereby or thereby will (a) cause the Company Rights to become exercisable or to separate from the stock certificates to which they are attached, (b) cause Parent to become an "Acquiring Person" (as such term is defined in the Company Rights Agreement), or (c) trigger any other provisions of the Company Rights Agreement.

           Section 5.23 Ownership of Parent Common Stock. Except as contemplated by this Agreement, the Parent Option Agreement and the Parent Stock Proxy, as of the date hereof, neither the Company nor, to its knowledge without independent investigation, any of its affiliates, (i) beneficially owns (as defined in Rule 13d-3 under the Exchange Act, directly or indirectly, or (ii) is party to any agreement, arrangement or understanding for the purpose of acquiring, holding, voting or disposing of, in each case, shares of capital stock of Parent.

           Section 5.24 Pooling. Neither the Company nor any Subsidiary has knowledge of any fact or information which causes, or should reasonably cause, the Company or any Subsidiary to believe that the transactions contemplated by this Agreement could not be accounted for as a pooling of interests under Opinion 16 of the Accounting Principles Board and applicable SEC rules and regulations.

                                 ARTICLE VI

                   CONDUCT OF BUSINESS PENDING THE MERGER

           Section 6.1 Conduct of Business by the Company Pending the Merger. Prior to the Effective Time, unless Parent shall otherwise agree in writing, or as set forth in Schedule 6.1 or may be expressly permitted pursuant to this Agreement:

           (a) the respective businesses of the Company and the Subsidiaries shall be conducted only in the ordinary and usual course of business and consistent with past practices, and there shall be no material changes in the conduct of the Company's operations;

           (b) the Company shall not (i) sell or pledge or agree to sell or pledge any stock owned by it in any of the Subsidiaries; (ii) amend its Certificate of Incorporation or By-Laws; or (iii) split, combine or reclassify any shares of its outstanding capital stock or declare, set aside or pay any dividend or other distribution payable in cash, stock or property, or redeem or otherwise acquire any shares of its capital stock or shares of the capital stock of any of the Subsidiaries;

           (c)  neither the Company nor any of the Subsidiaries shall
 (i) authorize for issuance, issue or sell or agree to issue or sell any additional shares of, or rights of any kind to acquire any shares of, its capital stock of any class (whether through the issuance or granting of options, warrants, commitments, subscriptions, rights to purchase or otherwise), except for the 4,580,003 unissued Shares reserved for issuance upon the exercise of currently outstanding employee stock options and except for employee options to purchase not more than 50,000 shares, the 7,228,153 Shares reserved for issuance upon conversion of the Company's 51/4% Convertible Subordinated Notes due 2003, or the 180,000 Shares reserved for issuance upon exercise of warrants; (ii) acquire, dispose of, transfer, lease, license, mortgage, pledge or encumber any fixed or other assets other than in the ordinary course of business and consistent with past practices; (iii) except for certain indebtedness not in excess of $15,000,000, incur, assume or prepay any indebtedness or any other material liabilities other than in the ordinary course of business and consistent with past practices; (iv) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other person other than a Subsidiary in the ordinary course of business and consistent with past practices; (v) make any loans, advances or capital contributions to, or investments in, any other person, other than to Subsidiaries; (vi) authorize capital expenditures not in the ordinary course of business in excess of $1,000,000; (vii) make any Tax election or settle or compromise any Tax liability; (viii) change its fiscal year; (ix) except as disclosed in the Company SEC Reports filed prior to the date of this Agreement, or as required by a governmental body or authority, change its methods of accounting (including, without limitation, make any material write-off or reduction in the carrying value of any assets) in effect at September 30, 1997, except as required by changes in GAAP as concurred in by the Company's independent auditors; or
 (x) enter into any contract, agreement, commitment or arrangement with respect to any of the foregoing;

           (d) the Company shall use its reasonable best efforts to preserve intact the business organization of the Company and the Subsidiaries, to keep available the services of its and their present officers and key employees, and to preserve the goodwill of those having business relationships with it and the Subsidiaries;

           (e) neither the Company nor any of the Subsidiaries will enter into any employment agreements with any officers or employees or grant any increases in the compensation of their respective officers and employees other than increases in the ordinary course of business and consistent with past practice, or enter into, adopt or amend any Plan (as that term is defined in Schedule 5.17 hereto); and

           (f) neither the Company nor any of the Subsidiaries shall (i) take or allow to be taken any action which would jeopardize the treatment of Parent's acquisition of the Company as a pooling of interests for accounting purposes; or (ii) take any action which would jeopardize qualification of the Merger as a reorganization within the meaning of
 Section 368(a) of the Code.

           Section 6.2 Conduct of Business by Parent Pending the Merger. Prior to the Effective Time, unless the Company shall otherwise agree in writing, or as otherwise expressly permitted by this Agreement:

           (a) the respective businesses of Parent and the Parent Subsidiaries shall be conducted only in the ordinary and usual course of business and consistent with past practices, and there shall be no material changes in the conduct of Parent's operations;

           (b) Parent shall not (i) sell or pledge or agree to sell or pledge any stock owned by it in any of the Parent Subsidiaries; (ii) amend its Certificate of Incorporation or By-Laws; (iii) split, combine or reclassify any shares of its outstanding capital stock or declare, set aside or pay any dividend or other distribution payable in cash, stock or property, or redeem or otherwise acquire any shares of its capital stock or shares of the capital stock of any of the Parent Subsidiaries or (iv) consolidate with or merge with or into another company unless at least 50% of the members of the Board of Directors of the surviving entity are members of the Board of Directors of Parent immediately prior to such merger or consolidation or are otherwise designated by Parent.

           (c)  neither Parent nor any of the Parent Subsidiaries shall
 (i) authorize for issuance, issue or sell or agree to issue or sell any additional shares of, or rights of any kind to acquire any shares of, its capital stock of any class (whether through the issuance or granting of options, warrants, commitments, subscriptions, rights to purchase or otherwise), except for (a) unissued shares of Parent Common Stock reserved for issuance upon the exercise of Parent Employee Stock Options, (b) the shares of Parent Common Stock to be granted pursuant to Parent's Employee Stock Benefit and Recognition Program, and (c) the shares of Parent Common Stock reserved for issuance upon the exercise of certain rights by Trans Union Corporation ("Trans Union") pursuant to the Data Center Management Agreement between Trans Union and Parent, or (ii) enter into any contract, agreement, commitment or arrangement with respect to any of the foregoing;

           (d) Parent shall use its reasonable best efforts to preserve intact the business organization of Parent and the Parent Subsidiaries, to keep available the services of its and their present officers and key employees, and to preserve the goodwill of those having business relationships with it and the Parent Subsidiaries;

           (e) neither Parent nor any of the Parent Subsidiaries shall (i) take or allow to be taken any action which would jeopardize the treatment of the transaction as a pooling of interests for accounting purposes or
 (ii) take any action which would jeopardize qualification of the Merger as a reorganization within the meaning of Section 368(a) of the Code.

           (f) Nothing set forth in Section 6.2(a), (b), (c) or (d) above shall limit Parent's ability to authorize or propose, enter into, or consummate agreements relating to acquisitions, mergers or other business combinations, including any such transaction pursuant to which Parent issues shares of its capital stock; provided that in connection with any such transaction Parent will not consolidate or merge with or into another company unless at least 50% of the members of the Board of Directors of the surviving entity are members of the Board of Directors of Parent immediately prior to such merger or consolidation or otherwise designated by Parent.

           Section 6.3 Conduct of Business of Sub. During the period from the date of this Agreement to the Effective Time, Sub shall not engage in any activities of any nature except as provided in or contemplated by this Agreement.

                                ARTICLE VII

                           ADDITIONAL AGREEMENTS

           Section 7.1 Access and Information. The Company and Parent shall each afford to the other and to the other's financial advisors, legal counsel, accountants consultants and other representatives full access upon reasonable notice and during normal business hours throughout the period prior to the Effective Time to all of its books, records, properties, plants and personnel and, during such period, each shall furnish promptly to the other (a) a copy of each report, schedule and other document filed or received by it pursuant to the requirements of federal or state securities laws, and (b) all other information as such other party may reasonably request, provided that no investigation pursuant to this Section
 7.1 shall affect any representations or warranties made herein or the conditions to the obligations of the respective parties to consummate the Merger. Each party shall hold in confidence all nonpublic information until such time as such information is otherwise publicly available and, if this Agreement is terminated, each party will deliver to the other all documents, work papers and other material (including copies) obtained by such party or on its behalf from the other party as a result of this Agreement or in connection herewith, whether so obtained before or after the execution hereof.

           Section 7.2 Acquisition Proposals. From and after the date hereof, the Company will not and the Company and the Subsidiaries will use their best efforts to cause their respective directors, officers, employees, financial advisors, legal counsel, accountants and other agents and representatives not to initiate or solicit, directly or indirectly, any inquiries or the making of any proposal or offer with respect to, engage in negotiations concerning, provide any information or data to, any person relating to any acquisition, business combination or purchase (including by way of a tender or exchange offer) of (i) all or any significant portion of the assets of the Company and the Subsidiaries, (ii) 15% or more of the outstanding shares of Company Common Stock or (iii) 15% or more of the outstanding shares of capital stock of any Subsidiary of the Company (a "Takeover Proposal"), other than the Merger; provided, however, that nothing contained in this Section 7.2 shall prohibit the Board of Directors of the Company from (i) furnishing information to (but only pursuant to a confidentiality agreement in customary form) or entering into discussions or negotiations with any person or group that makes a Superior Proposal that was not solicited by the Company or which did not otherwise result from a breach of this Section 7.2, if, and only to the extent that, (A) the Board of Directors of the Company, based upon the advice of outside legal counsel, determines in good faith that such action is reasonably necessary for the Board of Directors to comply with its fiduciary duties to stockholders imposed by law, (B) concurrently with furnishing such information to, or entering into discussions or negotiations with, such person or group making this Superior Proposal, the Company provides written notice to Parent to the effect that it is furnishing information to, or entering into discussions or negotiations with, such person or group, and
 (C) the Company keeps Parent informed of the status and all material information including the identity of such person or group with respect to any such discussions or negotiations to the extent such disclosure would not constitute a violation of any applicable law. For purposes of this Agreement "Superior Proposal" means any Takeover Proposal which the Board of Directors of the Company concludes in its good faith judgment (based on the advice of outside legal counsel and a financial advisor of a nationally recognized reputation) to be more favorable to the Company's stockholders than the Merger and for which financing, to the extent required, is fully committed, subject to customary conditions; provided, however, that the reference to "15%" in clauses (ii) and (iii) of the definition of Takeover Proposal shall be deemed to be references to "51%". The Company will immediately cease and cause to be terminated any existing activities, discussions or negotiations with any person conducted heretofore with respect to any of the foregoing and will notify Parent immediately in writing if any such inquiries or proposals (including the material terms and conditions thereof) are received by, any such information is requested from, or any such negotiations or discussions are sought to be initiated or continued with, the Company. Nothing contained in this Section 7.2 shall prohibit the Company from taking and disclosing to its stockholders a position contemplated by Rule 14e-2(a) promulgated under the Exchange Act or from making any disclosure to its stockholders if, in the good faith judgment of the Board of Directors of the Company, after consultation with outside legal counsel, failure so to disclose may be inconsistent with its obligations under applicable law.

           Section 7.3 Registration Statement. As promptly as practicable, Parent and the Company shall prepare and file with the SEC the Proxy Statement and Parent shall prepare and file with the SEC the Registration Statement. Each of Parent and the Company shall use its best efforts to have the Registration Statement declared effective. Parent shall also use its best efforts to take any action required to be taken under state securities or blue sky laws in connection with the issuance of the Parent Shares pursuant hereto. Parent and the Company shall furnish each other with all information concerning Parent and the Company, as the case may be, and the holders of their capital stock and shall take such other action as each party may reasonably request in connection with the preparation of the Proxy Statement and the Registration Statement and issuance of Parent Shares. Each such party agrees promptly to advise the other if at any time prior to the Effective Time any information provided by any party hereto in the Proxy Statement becomes incorrect or incomplete in any material respect, and to provide the information needed to correct such inaccuracy or omission. To the extent the issuance of Parent Shares pursuant to the Merger to Lawrence J. Speh or Albert J. Speh, Jr., (or to any other stockholder of the Company granting proxies pursuant to Section 7.7) are not permitted by the rules and regulations of the SEC to be registered on the Registration Statement, Parent will use its best efforts to register such issuance of Parent Shares to such stockholders of the Company on a Form S-3 or other appropriate form.

           Section 7.4 Proxy Statements; Stockholder Approvals. (a) The Company, acting through its Board of Directors, shall, in accordance with applicable law and its Certificate of Incorporation and By-Laws:

                (i) promptly and duly call, give notice of, convene and hold as soon as practicable following the date upon which the Registration Statement becomes effective a meeting of its stockholders for the purpose of voting to approve and adopt this Agreement and shall use its reasonable best efforts to obtain such stockholder approval; and

                (ii) recommend approval and adoption of this Agreement by the stockholders of the Company and include in the Proxy Statement such recommendation, and take all lawful action to solicit such approval.

           (b) Parent, acting through its Board of Directors, shall, in accordance with applicable law and its Certificate of Incorporation and By-
 Laws:

                (i) promptly and duly call, give notice of, convene and hold as soon as practicable following the date upon which the Registration Statement becomes effective a meeting of its stockholders for the purpose of voting to approve the issuance of the Parent Shares pursuant to the Merger and shall use its reasonable best efforts to obtain such stockholder approval; and

                (ii) recommend approval and adoption of the issuance of the Parent Shares pursuant to the Merger by the stockholders of Parent and include in the Proxy Statement such recommendation, and take all lawful action to solicit such approval.

           (c) Parent and the Company shall cause the definitive Proxy Statement to be mailed to their stockholders as promptly as practicable after the Registration Statement is declared effective under the Securities Act. At the stockholders' meetings, each of Parent and the Company shall vote or cause to be voted in favor of approval and adoption of this Agreement all Shares as to which it holds proxies at such time.

           Section 7.5 Affiliate Agreements. (a) Prior to the mailing of the Proxy Statement to the stockholders of the Company the Company shall cause to be delivered to Parent a list in form and substance reasonably satisfactory to Parent identifying all persons who are at the time of the Company stockholders' meeting convened in accordance with Section 7.4 hereof, "affiliates" of the Company as that term is used in Rule 145 under the Securities Act or under applicable SEC accounting releases with respect to pooling of interests accounting treatment. The Company shall use its reasonable best efforts to cause each person who is identified as a possible "affiliate" in the list furnished pursuant to this Section 7.5 to deliver to Parent at or prior to the mailing of the Proxy Statement a written agreement, in substantially the form attached hereto as Exhibit C.

           (b) Prior to the mailing of the Proxy Statement to the stockholders of Parent, Parent shall deliver to the Company a list, in form and substance reasonably satisfactory to the Company, identifying all persons who are, at the time of the Parent stockholders' meeting convened in accordance with Section 7.4 hereof, "affiliates" of Parent under applicable SEC accounting releases with respect to pooling of interests accounting treatment. Parent shall use its reasonable best efforts to cause each person who is identified as a possible "affiliate" in the list furnished pursuant to this Section 7.5 to deliver to Parent at or prior to the mailing of the Proxy Statement, a written agreement substantially in the form of Exhibit D hereto.

           Section 7.6 Antitrust Laws. As promptly as practicable, the Company, Parent and Sub shall make all filings and submissions under the HSR Act as may be reasonably required to be made in connection with this Agreement and the transactions contemplated hereby. Subject to Section 7.1 hereof, the Company will furnish to Parent and Sub, and Parent and Sub will furnish to the Company, such information and assistance as the other may reasonably request in connection with the preparation of any such filings or submissions. Subject to Section 7.1 hereof, the Company will provide Parent and Sub, and Parent and Sub will provide the Company, with copies of all correspondence, filings or communications (or memoranda setting forth the substance thereof) between such party or any of its representatives, on the one hand, and any governmental agency or authority or members of their respective staffs, on the other hand, with respect to this Agreement and the transactions contemplated hereby.

           Section 7.7 Proxies. Concurrently herewith, the Parent is entering into the Company Stock Proxies with each of Lawrence J. Speh and Albert J. Speh, Jr. in the form attached hereto as Exhibits A-2 and A-3, respectively. Concurrently herewith, the Company is entering into the Parent Stock Proxy with Charles D. Morgan in the form attached hereto as Exhibit A-1. Parent will use its reasonable best efforts to obtain proxies within ten business days following the date hereof from the stockholders listed on Schedule 7.7(a) hereto, such proxies to be substantially in the form of Exhibit A-1. The Company will use its reasonable best efforts to obtain proxies within ten business days following the date hereof from the record holders of all shares of Company Common Stock reflected as being beneficially owned by each of Lawrence J. Speh and Albert J. Speh, Jr., as set forth on Schedule 7.7(b), such proxies to be substantially in the form of Exhibits A-2 and A-3.

           Section 7.8 Employees, Employee Benefits. (a) Parent agrees that individuals who are employed by the Company as of the Effective Time shall become employees of the Surviving Corporation following the Effective Time (each such employee, an "Affected Employee"); provided, however, that nothing contained in this Section 7.8 shall require the Surviving Corporation to continue the employment of any Affected Employee for any period of time following the Effective Time.

           (b) Parent shall, or shall cause the Surviving Corporation to, give Affected Employees full credit for purposes of eligibility, vesting and determination of the level of benefits (but not for the purpose of benefit accrual under any defined benefit plan) under any employee benefit plans or arrangements maintained by the Parent, the Surviving Corporation or any Subsidiary of the Parent for such Affected Employees' service with the Company or any Subsidiary of the Company to the same extent recognized by the Company immediately prior to the Effective Time.

           (c)  Parent shall, or shall cause the Surviving Corporation to,
 (i) waive all limitations as to preexisting conditions exclusions and waiting periods with respect to participation and coverage requirements applicable to the Affected Employees under any welfare benefit plans that such Affected Employees may be eligible to participate in after the Effective Time, other than limitations or waiting periods that are already in effect with respect to such Affected Employees and that have not been satisfied as of the Effective Time under any welfare plan maintained for the Affected Employees immediately prior to the Effective Time, and (ii) provide each Affected Employee with credit for any co-payments and deductibles paid prior to the Effective Time in satisfying any applicable deductible or out-of-pocket requirements under any welfare plans that such Affected Employees are eligible to participate in after the Effective Time.

           Section 7.9 Stock Options. (a) As of the Effective Time, (i) each outstanding Employee Stock Option shall be converted into an option (an "Adjusted Option") to purchase the number of Parent Shares equal to the number of Shares subject to such Employee Stock Option immediately prior to the Effective Time multiplied by the Exchange Ratio (rounded to the nearest whole number of Parent Shares), at an exercise price per share equal to the exercise price for each such Share subject to such option divided by the Exchange Ratio (rounded down to the nearest whole cent), and all references in each such Employee Stock Option to the Company shall be deemed to refer to Parent, where appropriate; provided, however, that the adjustments provided in this clause (i) with respect to any Employee Stock Options which are "incentive stock options" (as defined in Section 422 of the Code) or which are described in Section 423 of the Code, shall be affected in a manner consistent with the requirements of Section 424(a) of the Code, and
 (ii) Parent shall assume the obligations of the Company under the Company's stock option plans pursuant to which such Employee Stock Options were issued. The other terms of each Adjusted Option, and the plans or agreements under which they were issued, shall continue to apply in accordance with their terms. The date of grant of each Adjusted Option shall be the date on which the corresponding Employee Stock Option was granted.

           (b) Parent shall (i) reserve for issuance the number of Parent Shares that will become subject to the benefit plans, programs and arrangements referred to in this Section 7.9 and (ii) issue or cause to be issued the appropriate number of Parent Shares pursuant to applicable plans, programs and arrangements, upon the exercise or maturation of rights existing thereunder on the Effective Time or thereafter granted or awarded. No later than the Effective Time, Parent shall prepare and file with the SEC a registration statement on Form S-8 (or other appropriate form) registering a number of Parent Shares necessary to fulfill Parent's obligations under this Section 7.9. Such registration statement shall be kept effective (and the current status of the prospectus required thereby shall be maintained) for at least as long as Adjusted Options remain outstanding.

           (c) As soon as practicable after the Effective Time, Parent shall deliver to the holders of Employee Stock Options appropriate notices setting forth such holders' rights pursuant to the respective Company stock option plans and the agreements evidencing the grants of such Employee Stock Options and that such Employee Stock Options and the related agreements shall be assumed by Parent and shall continue in effect on the same terms and conditions (subject to the adjustments required by this Section 7.9 after giving effect to the Merger).

           Section 7.10 Public Announcements. Parent and Sub, on the one hand, and the Company, on the other hand, agree that they will not issue any press release or otherwise make any public statement or respond to any press inquiry with respect to this Agreement or the transactions contemplated hereby without the prior approval of the other party, except as may be required by Law.

           Section 7.11 By-Law Indemnification and Insurance. Parent shall cause the Surviving Corporation to keep in effect in its By-Laws a provision for a period of not less than six years from the Effective Time (or, in the case of matters occurring prior to the Effective Time which have not been resolved prior to the sixth anniversary of the Effective Time, until such matters are finally resolved) which provides for indemnification of the past and present officers and directors (the "Indemnified Parties") of the Company to the fullest extent permitted by the GCL. For six years from the Effective Time, Parent shall indemnify the Indemnified Parties to the same extent as such Indemnified Parties are entitled to indemnification pursuant to the preceding sentence. For a period of six years from the Effective Time, Parent shall either cause to be maintained in effect the current policies of directors' and officers' liability insurance maintained by the Company or provide substitute policies of at least the same coverage and amounts containing terms and conditions which are, in the aggregate, no less advantageous to the insured with respect to claims arising from facts or events that occurred on or before the Effective Time, except that in no event shall Parent be required to pay with respect to such insurance policies in any one year more than $200,000.

           Section 7.12   Expenses.  (a)  Except as set forth in this
 Section 7.12, whether or not the Merger is consummated all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby and thereby shall be paid by the party incurring such expenses; provided that those expenses incurred in connection with printing the Registration Statement and the related Proxy Statement, as well as the filing fee relating to the Registration Statement will be shared equally by Parent and the Company.

           (b) As a condition and inducement to Parent's and Sub's willingness to enter this Agreement, (i) if this Agreement is terminated by Parent and Sub pursuant to Section 9.1(e) or 9.1(g), (ii) if this Agreement is terminated by Parent and Sub or by the Company pursuant to 9.1(h) or
 (iii)(x) prior to the termination of this Agreement, a bona fide Takeover Proposal is commenced, publicly proposed or publicly disclosed and not withdrawn, (y) this Agreement is terminated by the Parent and Sub or the Company pursuant to Section 9.1(f) (but only due to the failure of the Company stockholders to approve the Merger) and (z) concurrently with or within twelve months after such termination a Takeover Proposal shall have been consummated, then, in each case, the Company shall (i) pay to Parent a fee (the "Company Termination Fee") of $20,000,000 in immediately available funds and (ii) reimburse Parent and Sub for all out-of-pocket expenses and fees (including, without limitation, the fees and expenses of their counsel and investment banking firms) incurred by them or on their behalf in connection with the Merger, this Agreement or the transactions contemplated hereby; provided, however, that such fees and expenses shall not exceed $2,500,000. The Company will pay the Company Termination Fee promptly, but in no event later than the second business day following any such termination by Parent and Sub and will reimburse Parent and Sub for the foregoing fees and expenses promptly, but in no event later than the second business day following submission of statements therefor.

           (c) As a condition and inducement to the Company's willingness to enter this Agreement, if (i) this Agreement is terminated by the Company pursuant to Section 9.1(i) or (ii) (x) prior to the termination of this Agreement, a bona fide proposal or offer with respect to any acquisition, business combination or purchase (including by way of a tender or exchange offer) of all or any significant portion of the assets of, or 15% or more of the outstanding shares of capital stock of Parent (a "Parent Takeover Proposal") is commenced, publicly proposed or publicly disclosed and not withdrawn, (y) this Agreement is terminated by the Company pursuant to
 Section 9.1(f) (but only due to the failure of the Parent stockholders to approve the issuance of Parent Shares pursuant to the Merger) and (z) concurrently with or within twelve months after such termination a Parent Takeover Proposal shall have been consummated, then Parent shall (i) pay to the Company a fee (the "Parent Termination Fee") of $20,000,000 in immediately available funds, and (ii) reimburse the Company for all out-of-pocket expenses and fees (including, without limitation, the fees and expenses of its counsel and investment banking firms) incurred by it or on its behalf in connection with the Merger, this Agreement or the transactions contemplated hereby; provided, however, that such fees and expenses shall not exceed $2,500,000. Parent will pay the Parent Termination Fee promptly, but in no event later than the second business day following any such termination by the Company and will reimburse the Company for the foregoing fees and expenses promptly, but in no event later than the second business day following submission of statements therefor.

           Section 7.13 Additional Agreements. Subject to the terms and conditions herein provided, each of the parties hereto agrees to use all reasonable efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement, including using all reasonable efforts to obtain all necessary waivers, consents and approvals and to effect all necessary registrations and filings. In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement, the proper officers and/or directors of Parent, Sub and the Company shall take all such necessary action.

           Section 7.14 Control of the Company's and Parent's Operations. Nothing contained in this Agreement shall give Parent or the Company, directly or indirectly, rights to control or direct the operations of the other prior to the Effective Time. Prior to the Effective Time, each of Parent and the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision of its operations.

           Section 7.15 Company Rights Plan. No later than the date hereof, the Company shall amend the Company Rights Plan to effect the changes thereto contemplated by the form of amendment attached hereto as Exhibit B. Except as set forth in Exhibit B, the Company shall not amend, modify or supplement the Company Rights Plan without the prior written consent of Parent.

                                ARTICLE VIII

                  CONDITIONS TO CONSUMMATION OF THE MERGER

           Section 8.1 Conditions to Each Party's Obligation to Effect the Merger. The respective obligations of each party to effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of the following conditions:

           (a) Any waiting period applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated, and no action shall have been instituted by the Department of Justice or Federal Trade Commission challenging or seeking to enjoin the consummation of this transaction, which action shall have not been withdrawn or terminated.

           (b) The Registration Statement shall have become effective in accordance with the provisions of the Securities Act.

           (c) This Agreement and the transactions contemplated hereby shall have been approved and adopted by the requisite vote of the stockholders of each of the Company and Parent in accordance with applicable law.

           (d) No preliminary or permanent injunction or other order by any federal or state court in the United States which prohibits the consummation of the Merger shall have been issued and remain in effect.

           (e) Each of the Company and Parent shall have obtained such consents from third parties and government instrumentalities in addition to pursuant to the HSR Act as shall be required and which are material to Parent and the Company and to consummation of the transactions contemplated hereby.

           (f) Parent and Sub and the Company shall have each received a letter of KPMG Peat Marwick LLP, dated the Effective Time, in form and substance satisfactory to Parent addressed to Parent and Sub and the Company stating that the Merger will qualify as a pooling of interests transaction under Opinion No. 16 of the Accounting Principles Board.

           Section 8.2 Conditions to Obligation of the Company to Effect the Merger. The obligation of the Company to effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of the following additional conditions:

           (a) Each of Parent and Sub shall have performed in all material respects its obligations under this Agreement required to be performed by it at or prior to the Effective Time and the representations and warranties of Parent and Sub contained in this Agreement shall be true and correct in all material respects at and as of the Effective Time as if made at and as of such time, except as contemplated by this Agreement, and the Company shall have received a certificate of the Chief Executive Officer or the President of Parent as to the satisfaction of this condition.

           (b) The Company shall have received an opinion of Winston & Strawn, in form and substance reasonably satisfactory to the Company, dated as of the Effective Time, substantially to the effect that the Merger will constitute a reorganization for U.S. federal income tax purposes within the meaning of Section 368(a) of the Code. The issuance of such opinion shall be conditioned upon the receipt by Winston & Strawn of representation letters from each of Parent, Sub and the Company, in each case, in form and substance reasonably satisfactory to Winston & Strawn. The specific provisions of each such representation letter shall be in form and substance reasonably satisfactory to Winston & Strawn, and each such representation letter shall be dated on or before the date of such opinion and shall not have been withdrawn or modified in any material respect.

           Section 8.3 Conditions to Obligations of Parent and Sub to Effect the Merger. The obligations of Parent and Sub to effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of the following additional conditions:

           (a) The Company shall have performed in all material respects its obligations under this Agreement required to be performed by it at or prior to the Effective Time and the representations and warranties of the Company contained in this Agreement shall be true and correct in all material respects at and as of the Effective Time as if made at and as of such time except as contemplated by this Agreement, and Parent and Sub shall have received a Certificate of the Chief Executive Officer or the President of the Company as to the satisfaction of this condition.

           (b) Parent shall have received an opinion of Skadden, Arps, Slate, Meagher & Flom LLP, in form and substance reasonably satisfactory to Parent, dated as of the Effective Time, substantially to the effect that the Merger will constitute a reorganization for U.S. federal income tax purposes within the meaning of Section 368(a) of the Code. The issuance of such opinion shall be conditioned upon the receipt by such tax counsel of representation letters from each of Parent, Sub and the Company, in each case, in form and substance reasonably satisfactory to such tax counsel. The specific provisions of each such representation letter shall be in form and substance reasonably satisfactory to such tax counsel, and each such representation letter shall be dated on or before the date of such opinion and shall not have been withdrawn or modified in any material respect.

                                 ARTICLE IX

                     TERMINATION, AMENDMENT AND WAIVER

           Section 9.1 Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or after approval by the stockholders of the Company:

           (a)  by mutual consent of Parent, Sub and the Company;

           (b) by either Parent and Sub, on the one hand, or the Company, on the other hand, if the Merger shall not have been consummated on or before December 31, 1998;

           (c) by the Company if any of the conditions specified in Sections 8.1 and 8.2 hereof has not been met or waived by the Company prior to or at such time as such condition can no longer be satisfied;

           (d) by Parent and Sub if any of the conditions specified in Sections 8.1 and 8.3 hereof has not been met or waived by Parent and Sub prior to or at such time as such condition can no longer be satisfied;

           (e) by Parent and Sub if a tender offer or exchange offer for 50% or more of the outstanding shares of capital stock of the Company is commenced prior to the meeting of Company stockholders contemplated by
 Section 7.4(a), and the Board of Directors of the Company fails to recommend against acceptance of such tender offer or exchange offer by its stockholders (including by taking no position with respect to the acceptance of such tender offer or exchange offer by its stockholders) within the time period specified by Rule 14e-2 of the Exchange Act;

           (f) by either Parent and Sub or the Company if the approvals of the stockholders of either Parent or the Company contemplated by this Agreement shall not have been obtained by reason of the failure to obtain the required vote at a duly held meeting of stockholders or of any adjournment thereof;

           (g) by Parent and Sub if the Board of Directors of the Company shall have withdrawn or modified in a manner adverse to Parent its approval or recommendation of this Agreement and the transactions contemplated hereby;

           (h) by either the Company or Parent and Sub if the Board of Directors of the Company reasonably determines that a Takeover Proposal constitutes a Superior Proposal, except that the Company may not terminate this Agreement pursuant to this clause 7.1(h) unless and until (i) three business days have elapsed following delivery to Parent of a written notice of such determination by the Board of Directors of the Company and during such three business day period the Company (x) informs Parent of the terms and conditions of the Takeover Proposal and the identity of the person making the Takeover Proposal and (y) otherwise reasonably cooperates with Parent with respect thereto (subject, in the case of this clause (y), to the condition that the Board of Directors of the Company shall not be required to take any action that it believes, after consultation with outside legal counsel, would present a reasonable possibility of violating its obligations to the Company or the Company's stockholders under applicable law) with the intent of providing Parent with the opportunity to offer to modify the terms and conditions of this Agreement so that the transactions contemplated hereby may be effected, (ii) at the end of such three business day period the Board of Directors of the Company continues reasonably to believe that the Takeover Proposal constitutes a Superior Proposal, (iii) simultaneously with such termination the Company enters into a definitive acquisition, merger or similar agreement to effect the Superior Proposal and (iv) simultaneously with such termination, the Company pays to Parent the amounts specified and within the time periods specified in Section 7.12(b);

           (i) by the Company if the Board of Directors of Parent shall have withdrawn or modified in a manner adverse to the Company its approval or recommendation of this Agreement and the transactions contemplated hereby; or

           (j) by either the Company or Parent and Sub if there shall have been a material breach by the other of any of its representations, warranties, covenants or agreements contained in this Agreement or the Option Agreement, which if not cured would cause the conditions set forth in Sections 8.2(a) or 8.3(a), as the case may be, not to be satisfied, and such breach shall not have been cured within 30 days after notice thereof shall have been received by the party alleged to be in breach.

           Section 9.2 Effect of Termination. In the event of termination of this Agreement as provided above, this Agreement shall forthwith become void and there shall be no liability on the part of either Parent, Sub or the Company or their respective officers or directors
 (i) except as set forth in Section 7.1 hereof and except for Section 7.12 hereof which shall survive the termination and (ii) no such termination shall release any party of any liabilities or damages resulting from any wilful breach by that party of any provision of this Agreement.

           Section 9.3 Amendment. This Agreement may be amended by action taken by Parent, Sub and the Company at any time before or after approval hereof by the stockholders of the Company, but, after any such approval, no amendment shall be made which alters the Exchange Ratio or which in any way materially adversely affects the rights of such stockholders, without the further approval of such stockholders. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

           Section 9.4 Waiver. At any time prior to the Effective Time, the parties hereto may (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto and (c) waive compliance with any of the agreements or conditions contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.

                                 ARTICLE X

                             GENERAL PROVISIONS

           Section 10.1 Survival of Representations, Warranties and Agreements. No representations, warranties or agreements contained herein shall survive beyond the Effective Time except that the agreements contained in Sections 3.1, 3.2, 3.3, 3.4, 3.5, 3.6, 7.9, 7.11 and 7.12
 hereof shall survive beyond the Effective Time.

           Section 10.2 Brokers. The Company represents and warrants that, (i) except for its financial advisors, Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ"), no broker, finder or financial advisor is entitled to any brokerage, finder's or other fee or commission in connection with the Merger or the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company and
 (ii) the Company's fee arrangements with DLJ have been disclosed to Parent. Parent represents and warrants that, except for its financial advisor, Stephens Inc. ("Stephens"), (i) no broker, finder or financial advisor is entitled to any brokerage finder's or other fee or commission in connection with the Merger or the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent or Sub and (ii) Parent's fee arrangements with Stephens have been disclosed to the Company.

           Section 10.3 Notices. All notices, claims, demands and other communications hereunder shall be in writing and shall be deemed given if delivered personally or by telex or telegram or mailed by registered or certified mail (postage prepaid, return receipt requested) to the respective parties at the following addresses (or at such other address for a party as shall be specified by like notice):

           (a)  If to Parent or Sub, to:

                ACXIOM CORPORATION
                P.O. Box 2000
                301 Industrial Boulevard
                Conway, AR 72033-2000
                fax: (501) 336-3913
                Attention: Charles D. Morgan

           with a copy to:

                Skadden, Arps, Slate, Meagher & Flom LLP
                919 Third Avenue
                New York, NY  10022
                fax:  (212) 735-2000
                Attention:  J. Michael Schell

           (b)  if to the Company, to:

                MAY & SPEH, INC.
                1501 Opus Place
                Downers Grove, IL  60515
                fax: (630) 719-0525
                Attention:  Chief Executive Officer

           with a copy to:

                Winston & Strawn
                35 West Wacker Drive
                Chicago, IL 60601
                fax:  (312) 558-5700
                Attention:  Bruce A. Toth

           Section 10.4 Descriptive Headings. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

           Section 10.5 Entire Agreement; Assignment. This Agreement (including the Exhibits, Schedules and other documents and instruments referred to herein) (a) constitutes the entire agreement and supersedes all other prior agreements and understandings, both written and oral among the parties or any of them, with respect to the subject matter hereof; (b) is not intended to confer upon any other person any rights or remedies hereunder; and (c) shall not be assigned by operation of law or otherwise, provided that Parent or Sub may assign its rights and obligations hereunder to a direct or indirect subsidiary of Parent, but no such assignment shall relieve Parent or Sub, as the case may be, of its obligations hereunder.

           Section 10.6 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware without giving effect to the provisions thereof relating to conflicts of law.

           Section 10.7 Specific Performance. The parties hereto agree that irreparable damage would occur in the event any of the provisions of this Agreement were not performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or equity.

           Section 10.8 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original but all of which shall constitute one and the same agreement.

           IN WITNESS WHEREFORE, each of Parent, Sub and the Company has caused this Agreement to be executed on its behalf by its officers thereunto duly authorized, all as of the date first above written.


                             ACXIOM CORPORATION


                             By:  /s/ Charles D. Morgan
                                ------------------------------------
                                Name:   Charles D. Morgan
                                Title:  President


                             ACX ACQUISITION CO., INC.


                             By:  /s/ Catherine L. Hughes
                                ------------------------------------
                                Name: Catherine L. Hughes
                                Title: General Counsel and Secretary


                             MAY & SPEH, INC.


                             By:  /s/ Peter I. Mason
                                -----------------------------------
                                Name:   Peter I. Mason
                                Title:  Chairman, President and CEO

                                                           EXHIBIT A-1


                               IRREVOCABLE PROXY


           IRREVOCABLE PROXY, dated as of May 26, 1998, by and between May & Speh, Inc., a Delaware corporation (the "Company "), and Charles D. Morgan (the "Stockholder").

           WHEREAS, concurrently with the execution and delivery of this Agreement, Acxiom Corporation, a Delaware Corporation ("Parent"), ACX Acquisition Co., Inc. a Delaware corporation and a wholly owned subsidiary of Parent ("Sub"), and the Company are entering into an Agreement and Plan of Merger, dated as of May 26, 1998 (the "Merger Agreement"), providing, among other things, for the merger (the "Merger") of Sub with and into the Company, as a result of which each of the outstanding shares of Common Stock, par value $.01 per share, of the Company (the "Company Common Stock") will be converted into the right to receive .80 of a share of the Common Stock, par value $.10 per share, of Parent (the "Parent Common Stock"), and the Company will become a wholly owned subsidiary of Parent; and

           WHEREAS, the Stockholder is the owner beneficially and of record of an aggregate of 4,112,425 shares (the "Parent Shares") of the Parent Common Stock, of which 297,654 shares are in respect of options exercisable within 60 days of the date hereof; and

           WHEREAS, as a condition to its willingness to enter into the Merger Agreement, the Company has requested that the Stockholder agree, and the Stockholder has agreed, to grant the Company an irrevocable proxy (the "Proxy") with respect to the Parent Shares, upon the terms and subject to the conditions hereof;

           NOW, THEREFORE, to induce the Company to enter into the Merger Agreement and in consideration of the aforesaid and the mutual representations, warranties, covenants and agreements set forth herein and in the Merger Agreement, the parties hereto agree as follows:

           1. The Stockholder hereby constitutes and appoints the Company, during the term of this Agreement as the Stockholder's true and lawful proxy and attorney-in-fact, with full power of substitution, to vote all of the Parent Shares (and any and all securities issued or issuable in respect thereof) which Stockholder is entitled to vote, for and in the name, place and stead of the Stockholder, at any annual, special or other meeting of the stockholders of the Parent, and at any adjournment or adjournments thereof, or pursuant to any consent in lieu of a meeting or otherwise, in favor of any proposal to approve the issuance of the shares of Common Stock pursuant to the Merger Agreement and any transactions contemplated thereby. All power and authority hereby conferred is coupled with an interest and is irrevocable. In the event that the Company is unable to exercise such power and authority for any reason, the Stockholder agrees that he will vote all the Parent Shares in favor of approval of the issuance of the shares of Common Stock pursuant to the Merger Agreement and the transactions contemplated thereby, at any such meeting or adjournment thereof, or provide his written consent thereto.

           2. The Stockholder hereby covenants and agrees that the Stockholder will not, and will not agree to, directly or indirectly, sell, transfer, assign, pledge, hypothecate, cause to be redeemed or otherwise dispose of any of the Parent Shares or grant any proxy or interest in or with respect to such Parent Shares or deposit such Shares into a voting trust or enter into a voting agreement or arrangement with respect to such Parent Shares other than in respect of transactions not prohibited by the terms of the Merger Agreement.

           3. The Stockholder represents and warrants to the Company, that the Parent Shares consist of 3,814,771 shares of Parent Common Stock owned beneficially and of record by the Stockholder on the date hereof; such Parent Shares are all of the securities of the Parent owned of record or beneficially by the Stockholder on the date hereof, except for 297,654 shares of Parent Common Stock as to which the Stockholder holds stock options exercisable within 60 days of the date hereof; the Stockholder owns the Parent Shares free and clear of all liens, charges, claims, encumbrances and security interests of any nature whatsoever; and except as provided herein, the Stockholder has not granted any proxy with respect to the Parent Shares, deposited such Parent Shares into a voting trust or entered into any voting agreement or other arrangement with respect to such Parent Shares.

           4. Any shares of Parent Common Stock issued to the Stockholder upon the exercise of any stock options that are currently exercisable or become exercisable during the term of this Agreement shall be deemed Parent Shares for purposes of this Agreement.

           5. This Proxy shall be governed by and construed in accordance with the laws of the State of Delaware without giving effect to the provisions thereof relating to conflicts of law.

           6. This Proxy shall be binding upon, inure to the benefit of, and be enforceable by the successors and permitted assigns of the parties hereto. This Proxy and the rights hereunder may not be assigned or transferred by the Company, except that the Company may assign its rights hereunder to any direct or indirect subsidiary.

           7. This Proxy shall terminate at the earlier of (i) the effectiveness of the Merger, or (ii) the termination of the Merger Agreement in accordance with its terms, or (iii) upon notice of termination given by the Company to the Stockholder.

           8. This Proxy is granted in consideration of the execution and delivery of the Merger Agreement by the Company. The Stockholder agrees that such Proxy is coupled with an interest sufficient in law to support an irrevocable power and shall not be terminated by any act of the Stockholder, by lack of appropriate power or authority or by the occurrence of any other event or events.

           9. The parties acknowledge and agree that performance of their respective obligations hereunder will confer a unique benefit on the other and that a failure of performance will not be compensable by money damages. The parties therefore agree that this Proxy shall be specifically enforceable and that specific enforcement and injunctive relief shall be available to the Company and the Stockholder for any breach of any agreement, covenant or representation hereunder. This Proxy shall revoke all prior proxies given by the Stockholder at any time with respect to the Parent Shares.

           10. The Stockholder will, upon request, execute and deliver any additional documents and take such actions as may reasonably be deemed by the Company to be necessary or desirable to complete the Proxy granted herein or to carry out the provisions hereof.

           11. If any term, provision, covenant, or restriction of this Proxy is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Proxy shall remain in full force and effect and shall not in any way be affected, impaired or invalidated.

           12. This Proxy may be executed in two counterparts, each of which shall be deemed to be an original but both of which together shall constitute one and the same document.

           IN WITNESS WHEREOF, the Company and the Stockholder have caused this Proxy to be duly executed on the date first above written.



                            ----------------------------------------
                            Charles D. Morgan


                            MAY & SPEH, INC.


                            By:
                               ------------------------------------
                               Name:
                               Title:

                                                       EXHIBIT A-2


                             IRREVOCABLE PROXY


           IRREVOCABLE PROXY, dated as of May 26, 1998, by and between Acxiom Corporation, a Delaware corporation (the "Parent"), and Lawrence J. Speh (the "Stockholder").

           WHEREAS, concurrently with the execution and delivery of this Agreement, the Parent, ACX Acquisition Co., Inc. a Delaware corporation and a wholly owned subsidiary of Parent ("Sub"), and May & Speh, Inc. (the "Company") are entering into an Agreement and Plan of Merger, dated as of May 26, 1998 (the "Merger Agreement"), providing, among other things, for the merger (the "Merger") of Sub with and into the Company, as a result of which each of the outstanding shares of Common Stock, par value $.01 per share, of the Company (the "Company Common Stock") will be converted into the right to receive .80 of a share of the Common Stock, par value $.10 per share, of Parent (the "Parent Common Stock"), and the Company will become a wholly owned subsidiary of Parent; and

           WHEREAS, the Stockholder is the owner of record of an aggregate of 70,000 shares (the "Shares") of the Company Common Stock and the Stockholder is the owner beneficially of an additional 1,759,224 shares of Company Common Stock; and

           WHEREAS, as a condition to its willingness to enter into the Merger Agreement, Parent has requested that the Stockholder agree, and the Stockholder has agreed, to grant Parent an irrevocable proxy (the "Proxy") with respect to the Shares, upon the terms and subject to the conditions hereof;

           NOW, THEREFORE, to induce Parent to enter into the Merger Agreement and in consideration of the aforesaid and the mutual representations, warranties, covenants and agreements set forth herein and in the Merger Agreement, the parties hereto agree as follows:

           1. The Stockholder hereby constitutes and appoints Parent, during the term of this Agreement as the Stockholder's true and lawful proxy and attorney-in-fact, with full power of substitution, to vote all of the Shares (and any and all securities issued or issuable in respect thereof) which Stockholder is entitled to vote, for and in the name, place and stead of the Stockholder, at any annual, special or other meeting of the stockholders of the Company, and at any adjournment or adjournments thereof, or pursuant to any consent in lieu of a meeting or otherwise, in favor of any proposal to approve and adopt the Merger Agreement and any transactions contemplated thereby. All power and authority hereby conferred is coupled with an interest and is irrevocable. In the event that Parent is unable to exercise such power and authority for any reason, the Stockholder agrees that he will vote all the Shares in favor of approval and adoption of the Merger Agreement and the transactions contemplated thereby, at any such meeting or adjournment thereof, or provide his written consent thereto.

           2. The Stockholder hereby covenants and agrees that the Stockholder will not, and will not agree to, directly or indirectly, sell, transfer, assign, pledge, hypothecate, cause to be redeemed or otherwise dispose of any of the Shares or grant any proxy or interest in or with respect to such Shares or deposit such Shares into a voting trust or enter into a voting agreement or arrangement with respect to such Shares. The Stockholder further covenants and agrees that the Stockholder will not initiate or solicit, directly or indirectly, any inquiries or the making of any proposal with respect to engage in negotiations concerning, provide any confidential information or data to, or have any discussions with, any person relating to, any acquisition, business combination or purchase of all or any significant portion of the assets of, or any equity interest in (other than the Shares), the Company or any subsidiary thereof; provided, however, nothing contained herein shall be deemed to prohibit the Stockholder from exercising his fiduciary duties as a director of the Company pursuant to applicable law.

           3. The Stockholder represents and warrants to Parent, that the Shares consist of 70,000 shares of Company Common Stock owned beneficially and of record by the Stockholder on the date hereof; such Shares together with the additional 1,759,224 shares of Company Common Stock owned beneficially by the Stockholder are all of the securities of the Company owned of record or beneficially by the Stockholder on the date hereof, the Stockholder owns the Shares free and clear of all liens, charges, claims, encumbrances and security interests of any nature whatsoever; and except as provided herein, the Stockholder has not granted any proxy with respect to the Shares, deposited such Shares into a voting trust or entered into any voting agreement or other arrangement with respect to such Shares.

           4. Any shares of Company Common Stock issued to the Stockholder upon the exercise of any stock options that are currently exercisable or become exercisable during the term of this Agreement shall be deemed Shares for purposes of this Agreement.

           5. This Proxy shall be governed by and construed in accordance with the laws of the State of Delaware without giving effect to the provisions thereof relating to conflicts of law.

           6. This Proxy shall be binding upon, inure to the benefit of, and be enforceable by the successors and permitted assigns of the parties hereto. This Proxy and the rights hereunder may not be assigned or transferred by Parent, except that Parent may assign its rights hereunder to any direct or indirect subsidiary.

           7. This Proxy shall terminate at the earlier of (i) the effectiveness of the Merger, or (ii) the termination of the Merger Agreement in accordance with its terms, or (iii) upon notice of termination given by Parent to the Stockholder.

           8. This Proxy is granted in consideration of the execution and delivery of the Merger Agreement by Parent. The Stockholder agrees that such Proxy is coupled with an interest sufficient in law to support an irrevocable power and shall not be terminated by any act of the Stockholder, by lack of appropriate power or authority or by the occurrence of any other event or events.

           9. The parties acknowledge and agree that performance of their respective obligations hereunder will confer a unique benefit on the other and that a failure of performance will not be compensable by money damages. The parties therefore agree that this Proxy shall be specifically enforceable and that specific enforcement and injunctive relief shall be available to Parent and the Stockholder for any breach of any agreement, covenant or representation hereunder. This Proxy shall revoke all prior proxies given by the Stockholder at any time with respect to the Shares.

           10. The Stockholder will, upon request, execute and deliver any additional documents and take such actions as may reasonably be deemed by Parent to be necessary or desirable to complete the Proxy granted herein or to carry out the provisions hereof.

           11. If any term, provision, covenant, or restriction of this Proxy is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Proxy shall remain in full force and effect and shall not in any way be affected, impaired or invalidated.

           12. This Proxy may be executed in two counterparts, each of which shall be deemed to be an original but both of which together shall constitute one and the same document.

           IN WITNESS WHEREOF, Parent and the Stockholder have caused this Proxy to be duly executed on the date first above written.



                                -----------------------------------
                                LAWRENCE J. SPEH


                                ACXIOM CORPORATION


                                By:
                                   --------------------------------
                                   Name:
                                   Title:

                                                         EXHIBIT A-3


                             IRREVOCABLE PROXY


           IRREVOCABLE PROXY, dated as of May 26, 1998, by and between Acxiom Corporation, a Delaware corporation (the "Parent"), and Albert J. Speh, Jr. (the "Stockholder").

           WHEREAS, concurrently with the execution and delivery of this Agreement, the Parent, ACX Acquisition Co., Inc. a Delaware corporation and a wholly owned subsidiary of Parent ("Sub"), and May & Speh, Inc. (the "Company") are entering into an Agreement and Plan of Merger, dated as of May 26, 1998 (the "Merger Agreement"), providing, among other things, for the merger (the "Merger") of Sub with and into the Company, as a result of which each of the outstanding shares of Common Stock, par value $.01 per share, of the Company (the "Company Common Stock") will be converted into the right to receive .80 of a share of the Common Stock, par value $.10 per share, of Parent (the "Parent Common Stock"), and the Company will become a wholly owned subsidiary of Parent; and

          WHEREAS, the Stockholder is the owner of record of an aggregate of 808,801 shares (the "Shares") of the Company Common Stock and the Stockholder is the owner beneficially of an additional 262,994 shares of Company Common Stock; and

           WHEREAS, as a condition to its willingness to enter into the Merger Agreement, Parent has requested that the Stockholder agree, and the Stockholder has agreed, to grant Parent an irrevocable proxy (the "Proxy") with respect to the Shares, upon the terms and subject to the conditions hereof;

           NOW, THEREFORE, to induce Parent to enter into the Merger Agreement and in consideration of the aforesaid and the mutual representations, warranties, covenants and agreements set forth herein and in the Merger Agreement, the parties hereto agree as follows:

           1. The Stockholder hereby constitutes and appoints Parent, during the term of this Agreement as the Stockholder's true and lawful proxy and attorney-in-fact, with full power of substitution, to vote all of the Shares (and any and all securities issued or issuable in respect thereof) which Stockholder is entitled to vote, for and in the name, place and stead of the Stockholder, at any annual, special or other meeting of the stockholders of the Company, and at any adjournment or adjournments thereof, or pursuant to any consent in lieu of a meeting or otherwise, in favor of any proposal to approve and adopt the Merger Agreement and any transactions contemplated thereby. All power and authority hereby conferred is coupled with an interest and is irrevocable. In the event that Parent is unable to exercise such power and authority for any reason, the Stockholder agrees that he will vote all the Shares in favor of approval and adoption of the Merger Agreement and the transactions contemplated thereby, at any such meeting or adjournment thereof, or provide his written consent thereto.

           2. The Stockholder hereby covenants and agrees that the Stockholder will not, and will not agree to, directly or indirectly, sell, transfer, assign, pledge, hypothecate, cause to be redeemed or otherwise dispose of any of the Shares or grant any proxy or interest in or with respect to such Shares or deposit such Shares into a voting trust or enter into a voting agreement or arrangement with respect to such Shares. The Stockholder further covenants and agrees that the Stockholder will not initiate or solicit, directly or indirectly, any inquiries or the making of any proposal with respect to engage in negotiations concerning, provide any confidential information or data to, or have any discussions with, any person relating to, any acquisition, business combination or purchase of all or any significant portion of the assets of, or any equity interest in (other than the Shares), the Company or any subsidiary thereof; provided, however, nothing contained herein shall be deemed to prohibit the Stockholder from exercising his fiduciary duties as a director of the Company pursuant to applicable law.

           3. The Stockholder represents and warrants to Parent, that the Shares consist of 808,801 shares of Company Common Stock owned beneficially and of record by the Stockholder on the date hereof; such Shares together with the additional 262,994 shares of Company Common Stock owned beneficially by the Stockholder are all of the securities of the Company owned of record or beneficially by the Stockholder on the date hereof, the Stockholder owns the Shares free and clear of all liens, charges, claims, encumbrances and security interests of any nature whatsoever; and except as provided herein, the Stockholder has not granted any proxy with respect to the Shares, deposited such Shares into a voting trust or entered into any voting agreement or other arrangement with respect to such Shares.

           4. Any shares of Company Common Stock issued to the Stockholder upon the exercise of any stock options that are currently exercisable or become exercisable during the term of this Agreement shall be deemed Shares for purposes of this Agreement.

           5. This Proxy shall be governed by and construed in accordance with the laws of the State of Delaware without giving effect to the provisions thereof relating to conflicts of law.

           6. This Proxy shall be binding upon, inure to the benefit of, and be enforceable by the successors and permitted assigns of the parties hereto. This Proxy and the rights hereunder may not be assigned or transferred by Parent, except that Parent may assign its rights hereunder to any direct or indirect subsidiary.

           7. This Proxy shall terminate at the earlier of (i) the effectiveness of the Merger, or (ii) the termination of the Merger Agreement in accordance with its terms, or (iii) upon notice of termination given by Parent to the Stockholder.

           8. This Proxy is granted in consideration of the execution and delivery of the Merger Agreement by Parent. The Stockholder agrees that such Proxy is coupled with an interest sufficient in law to support an irrevocable power and shall not be terminated by any act of the Stockholder, by lack of appropriate power or authority or by the occurrence of any other event or events.

           9. The parties acknowledge and agree that performance of their respective obligations hereunder will confer a unique benefit on the other and that a failure of performance will not be compensable by money damages. The parties therefore agree that this Proxy shall be specifically enforceable and that specific enforcement and injunctive relief shall be available to Parent and the Stockholder for any breach of any agreement, covenant or representation hereunder. This Proxy shall revoke all prior proxies given by the Stockholder at any time with respect to the Shares.

           10. The Stockholder will, upon request, execute and deliver any additional documents and take such actions as may reasonably be deemed by Parent to be necessary or desirable to complete the Proxy granted herein or to carry out the provisions hereof.

           11. If any term, provision, covenant, or restriction of this Proxy is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Proxy shall remain in full force and effect and shall not in any way be affected, impaired or invalidated.

           12. This Proxy may be executed in two counterparts, each of which shall be deemed to be an original but both of which together shall constitute one and the same document.

           IN WITNESS WHEREOF, Parent and the Stockholder have caused this Proxy to be duly executed on the date first above written.



                                  -----------------------------------
                                  ALBERT J. SPEH, JR.


                                  ACXIOM CORPORATION


                                  By:
                                     --------------------------------
                                     Name:
                                     Title:

                                                             EXHIBIT B

                       AMENDMENT TO RIGHTS AGREEMENT


           Amendment Number One, dated as of May 26, 1998, to the Rights Agreement, dated as of March 1, 1996 (the "Rights Agreement"), between MAY & SPEH, INC., a Delaware corporation (the "Company"), and HARRIS TRUST AND SAVINGS BANK, an Illinois banking corporation, as Rights Agent (the "Rights Agent").

           WHEREAS, the Company and the Rights Agent entered into the Rights Agreement specifying the terms of the Rights (as defined therein);

           WHEREAS, the Company desires to amend the Rights Agreement in accordance with Section 27 of the Rights Agreement;

           WHEREAS, the Company proposes to enter into an Agreement and Plan of Merger, dated as of May 26, 1998 (the "Merger Agreement"), among the Company, Acxiom Corporation ("Parent") and ACX Acquisition Co., Inc. ("Sub").

           WHEREAS, as a condition to the Merger Agreement and in order to induce Parent to enter into the Merger Agreement, the Company proposes to enter into a Stock Option Agreement, dated as of May 26, 1998, between the Company and Parent (the "Stock Option Agreement"), pursuant to which the Company will grant Parent an irrevocable option (the "Option") to purchase up to 19.9% of the number of shares (the "Option Shares") of common stock, par value $.01 per share ("Common Stock"), of the Company issued and outstanding immediately prior to the grant of the Option;

           WHEREAS, as a condition to the Merger Agreement and in order to induce Parent to enter into the Merger Agreement, cetain, holders of shares of Common Stock (each, a "Stockholder" and collectively, the "Stockholders"), each propose to enter into an irrevocable proxy, dated as of May 26, 1998, between such Stockholder and Parent, pursuant to which such Stockholder will grant Parent an irrevocable proxy (each, a "Proxy" and collectively, the "Proxies") to vote such Stockholder's shares of Common Stock; and

           WHEREAS, the Board of Directors of the Company has determined it advisable and in the best interest of the stockholders of the Company to amend the Rights Agreement to enable the Company to enter into the Merger Agreement and the Stock Option Agreement and consummate the transactions contemplated thereby without causing Parent to become an "Acquiring Person" (as defined in the Rights Agreement).

           NOW, THEREFORE, in consideration of the premises and mutual agreements set forth herein and in the Rights Agreement, the parties hereby agree as follows:

 1. Definitions. Capitalized terms used and not otherwise defined herein shall have the meaning assigned to such terms in the Rights Agreement.

 2. Amendments to the Rights Agreement. The Rights Agreement is hereby amended as set forth in this Section 2.

      a. Section 1 of the Rights Agreement, "Certain Definitions", is hereby amended and restated by deleting the definition of "Acquiring Person" thereof and inserting in lieu thereof the following:

           "Acquiring Person" shall mean any Person (as such term is hereinafter defined) who or which, together with all Affiliates and Associates (as such terms are hereinafter defined) of such Person, shall be the Beneficial Owner (as such term is hereinafter defined) of 15% or more of the Common Shares of the Company then outstanding, but shall not include the Company, any Subsidiary (as such term is hereinafter defined) of the Company, any employee benefit plan of the Company or any Subsidiary of the Company, any Person holding Common Shares for or pursuant to the terms of any such plan, or any Grandfathered Person. Notwithstanding the foregoing, no Person (including, without limitation, any Grandfathered Person) shall become an "Acquiring Person" as the result of (a) an acquisition of Common Shares by the Company which, by reducing the number of shares outstanding, increases the proportionate number of shares beneficially owned by such Person to 15% or more of the Common Shares of the Company then outstanding;
 (b) the acquisition by such Person of newly issued Common shares directly from the Company (it being understood that a purchase from an underwriter or other intermediary is not directly from the Company); or (c) that the Parent, and its Affiliates and Associates shall not be deemed to be an Acquiring Person as a result of either (i) the grant of the Option (as such term is defined in the Stock Option Agreement) pursuant to the Stock Option Agreement, or at any time following the exercise thereof and the issuance of shares of Common Shares in accordance with the terms of the Stock Option Agreement or (ii) the grant of the Proxies by and between the Stockholders and Parent, or at any time following the delivery and execution thereof; provided, however, that if a Person shall become the Beneficial Owner of 15% or more of the Common Shares of the Company then outstanding by reason of share purchases by the Company or the receipt of newly issued Common Shares directly from the Company and shall, after such share purchases or direct issuance by the Company, become the Beneficial Owner of any additional Common Shares of the Company, then such Person shall be deemed to be an "Acquiring Person;" provided further, however, that any transferee from such Person who becomes the Beneficial Owner of 15% or more of the Common Shares of the Company then outstanding shall nevertheless be deemed to be an "Acquiring Person." Notwithstanding the foregoing, if the Board of Directors of the Company determines in good faith that a Person who would otherwise be an "Acquiring Person," as defined pursuant to the foregoing provisions of this paragraph, has become such inadvertently, and such Person divests as promptly as practicable (and in any event within ten business days after notification by the Company) a sufficient number of Common Shares so that such Person would no longer be an Acquiring Person, as defined pursuant to the foregoing provisions of this paragraph, then such Person shall not be deemed to be an "Acquiring Person" for any purposes of this Agreement.

      b. Section 7(a) of the Rights Agreement is hereby amended by deleting subsections 7(a)(i), 7(a)(ii), and 7(a)(iii) and inserting in lieu thereof the following:

                (i) the close of business on the tenth anniversary of the effective date of this Agreement (the "Final Expiration Date"), (ii) the time at which the Rights are redeemed as provided in Section 23 hereof (the "Redemption Date"), (iii) the time immediately prior to the Effective Time (as such term is defined in that certain Agreement and Plan of Merger dated as of May 26, 1998, among the Company, Acxiom Corporation and ACX Acquisition Co., Inc. (the earliest to occur of
      (i), (ii) and (iii) being herein referred to as the "Expiration Date"), and (iv) the time at which such Rights are exchanged as provided in Section 24 hereof.

 3.   Miscellaneous.

      a. The term "Agreement" as used in the Rights Agreement shall be deemed to refer to the Rights Agreement as amended hereby.

      b. The foregoing amendment shall be effective as of the date first above written, and, except as set forth herein, the Rights Agreement shall remain in full force and effect and shall be otherwise unaffected hereby.

      c. This Amendment may be executed in two or more counterparts, each of which shall be deemed to be an original, but all for which together shall constitute one and the same instrument.

      d. This Amendment shall be deemed to be a contract made under the laws of the State of Delaware and for all purposes shall be governed by and construed in accordance with the laws of such State applicable to contracts to be made and performed entirely within such State.

           IN WITNESS WHEREOF, the parties hereto have caused this Amendment Number One to be duly executed and attested, all as of the day and year first above written.


 Attest:                                MAY & SPEH, INC.


 By:                                       By:
    --------------------------------       ----------------------------------
    Name:                                  Name:
    Title:                                 Title:



 Attest:                                HARRIS TRUST AND SAVINGS BANK


 By:                                       By:
    -------------------------------        ---------------------------------
    Name:                                  Name:
    Title:                                 Title:

                                                             EXHIBIT C


           FORM OF AFFILIATE LETTER FOR AFFILIATES OF THE COMPANY


 Acxiom Corporation
 301 Industrial Boulevard
 Conway, AR 72032

 Ladies and Gentlemen:

           I have been advised that as of the date of this letter I may be deemed to be an "affiliate" of May & Speh, Inc., a Delaware corporation (the "Company"), as the term "affiliate" is (i) defined for purposes of paragraphs (c) and (d) of Rule 145 of the rules and regulations (the "Rules and Regulations") of the Securities and Exchange Commission (the "SEC") under the Securities Act of 1933, as amended (the "Securities Act"), and/or
 (ii) used in and for purposes of Accounting Series Releases No. 130 and No. 135, as amended, of the SEC. Pursuant to the terms of the Agreement and Plan of Merger, dated as of May 26, 1998 (the "Merger Agreement"), among Acxiom Corporation, a Delaware corporation ("Parent"), ACX Acquisition Co., a Delaware corporation (" Sub"), and the Company, (i) Sub will be merged with and into the Company, with the Company continuing as the surviving corporation (the "Merger"), (ii) the Company will become a subsidiary of Parent, and (iii) stockholders of the Company will become stockholders of Parent. Capitalized terms used in this letter without definition shall have the meanings assigned to them in the Merger Agreement.

           As a result of the Merger, I may receive shares of common stock, par value $.10 per share, of Parent (the "Parent Common Stock"). I would receive such Parent Common Stock in exchange for shares (or upon exercise of options for shares) owned by me of common stock, par value $0.01 per share, of the Company (the "Company Common Stock").

           1. I hereby represent and warrant to, and covenant with Parent that in the event I receive any shares of Parent Common Stock as a result of the Merger:

                A. I shall not make any offer, sale, pledge, transfer or other disposition of shares of Parent Common Stock in violation of the Securities Act or the Rules and Regulations.

                B. I have carefully read this letter and the Merger Agreement and discussed the requirements of such documents and other applicable limitations upon my ability to sell, transfer or otherwise dispose of shares of Parent Common Stock, to the extent I felt necessary, with my counsel or counsel for the Company.

                C. I have been advised that the issuance of shares of Parent Common Stock to me pursuant to the Merger has been registered with the SEC under the Securities Act on a Registration Statement on Form S-4. However, I have also been advised that, because at the time the Merger is submitted for a vote of the stockholders of the Company, (a) I may be deemed to be an affiliate of the Company and (b) the distribution by me of shares of Parent Common Stock has not been registered under the Act, I may not sell, transfer or otherwise dispose of the shares of Parent Common Stock issued to me in the Merger unless (i) such sale, transfer or other disposition is made in conformity with the volume and other limitations of Rule 145 promulgated by the SEC under the Securities Act, (ii) such sale, transfer or other disposition has been registered under the Securities Act or (iii) in the opinion of counsel reasonably acceptable to Parent, or a "no action" letter obtained by the undersigned from the staff of the SEC such sale, transfer or other disposition is otherwise exempt from registration under the Securities Act.

                D. I understand that Parent is under no obligation to register the sale, transfer or other disposition of Parent Common Stock by me or on my behalf under the Act or, except as provided in paragraph 2(A) below, to take any other action necessary in order to make compliance with an exemption from such registration available.

                E. I also understand that stop transfer instructions will be given to the Company's transfer Agent with respect to shares of Company Common Stock currently held by me and to Parent's transfer Agent with respect to shares of Parent Common Stock issued to me in the Merger, and there will be placed on the certificates for such shares of Parent Common Stock, a legend stating in substance:

                     "THE SHARES REPRESENTED BY THIS CERTIFICATE WERE
                ISSUED IN A TRANSACTION TO WHICH RULE 145 PROMULGATED UNDER THE SECURITIES ACT OF 1933 APPLIES. THE SHARES REPRESENTED BY THIS CERTIFICATE MAY ONLY BE TRANSFERRED IN ACCORDANCE WITH THE TERMS OF AN AGREEMENT DATED MAY , 1998 BETWEEN THE REGISTERED HOLDER HEREOF AND ACXIOM CORPORATION, A COPY OF WHICH AGREEMENT IS ON FILE AT THE PRINCIPAL OFFICES OF ACXIOM CORPORATION."

                F. I also understand that unless a sale or transfer is made in conformity with the provisions of Rule 145, or pursuant to a registration statement, Parent reserves the right to put the following legend on the certificates issued to my transferee:

                     "THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE
                NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 AND WERE ACQUIRED FROM A PERSON WHO RECEIVED SUCH SHARES IN A TRANSACTION TO WHICH RULE 145 PROMULGATED UNDER THE SECURITIES ACT OF 1933 APPLIES. THE SHARES HAVE BEEN ACQUIRED BY THE HOLDER NOT WITH A VIEW TO, OR FOR RESALE IN CONNECTION WITH, ANY DISTRIBUTION THEREOF WITHIN THE MEANING OF THE SECURITIES ACT OF 1933 AND MAY NOT BE SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT IN ACCORDANCE WITH AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT OF 1933."

                G. I further represent to, and covenant with Parent that I will not sell, transfer or otherwise dispose of or reduce my risk (as contemplated by the SEC Accounting Series Release No. 135) with respect to shares of Company Common Stock that I may hold and, furthermore, that I will not sell, transfer or otherwise dispose of or reduce my risk (as contemplated by SEC Accounting Series Release No. 135) with respect to the shares of Parent Common Stock received by me in the Merger or any other shares of the capital stock of Parent during the 30 days prior to the Effective Time until after such time as results covering at least 30 days of continued operations of Parent and the Company have been published by Parent, in the form of a quarterly earnings report, an effective registration statement filed with the SEC, a report to the SEC on Form 10-K, 10-Q or 8-K, or any other public filing or announcement which includes the combined results of operations of Parent and the Company (the period commencing 30 days prior to the Effective Time and ending on the date of the publication of the post-Merger financial results is referred to herein as the "Pooling Period"). Parent shall notify the "affiliates" of the publication of such results. Notwithstanding the foregoing, I understand that during the Pooling Period I will be permitted to sell, transfer or otherwise dispose of or reduce my risk with respect to an amount of Parent Common Stock and Company Common Stock not more than the de minimus amount permitted by the SEC in its rules and releases relating to pooling of interests accounting treatment and in accordance with Rule 145(d)(i) under the Securities Act, subject to providing advance written notice to Parent.

                H. Execution of this letter should not be considered an admission on my part that I am an "affiliate" of the Company as described in the first paragraph of this letter, nor as a waiver of any rights I may have to object to any claim that I am such an affiliate on or after the date of this letter.

           2. By Parent's acceptance of this letter, Parent hereby agrees with me as follows:

                A. For so long as and to the extent necessary to permit me to sell the shares of Parent Common Stock pursuant to Rule 145 and, to the extent applicable, Rule 144 under the Act, Parent shall (a) use its reasonable best efforts to (i) file, on a timely basis, all reports and data required to be filed with the SEC by it pursuant to Section 13 of the Securities Exchange Act of 1934, as amended and (ii) furnish to me upon request a written statement as to whether Parent has complied with such reporting requirements during the 12 months preceding any proposed sale of the shares of Parent Common Stock by me under Rule 145, and (b) otherwise use its reasonable efforts to permit such sales pursuant to Rule 145 and Rule 144.

                B. It is understood and agreed that certificates with the legends set forth in paragraphs E and F above will be substituted by delivery of certificates without such legend if (i) one year shall have elapsed from the date the undersigned acquired the shares of Parent Common Stock received in the Merger and the provisions of Rule 145(d)(2) are then available to the undersigned, (ii) two years shall have elapsed from the date the undersigned acquired the shares of Parent Common Stock received in the Merger and the provisions of Rule 145(d)(3) are then applicable to the undersigned, or (iii) Parent has received either an opinion of counsel, which opinion and counsel shall be reasonably satisfactory to Parent, or a "no-action" letter obtained by the undersigned from the staff of the SEC, to the effect that the restrictions imposed by Rule 144 and Rule 145 under the Act no longer apply to the undersigned.


                                      Very truly yours,


                                     ____________________________________
                                     Name:



 Agreed and accepted this __ day
 of ____________ 1998, by


 ACXIOM CORPORATION


 By: __________________________
     Name:
     Title:

                                                              EXHIBIT D


             FORM OF AFFILIATE LETTER FOR AFFILIATES OF PARENT


 Acxiom Corporation
 301 Industrial Boulevard
 Conway, AR 72032

 Ladies and Gentlemen:

           I have been advised that as of the date of this letter I may be deemed to be an "affiliate" of Acxiom Corporation, a Delaware corporation ("Parent"), as the term "affiliate" is defined for purposes of Accounting Series Releases No. 130 and No. 135, as amended, of the Securities and Exchange Commission (the "SEC"). Pursuant to the terms of the Agreement and Plan of Merger, dated as of May 26, 1998 (the "Merger Agreement"), among May & Speh, Inc., a Delaware corporation (the "Company"), ACX Acquisition Co., a Delaware corporation ("Sub"), and Parent, (i) Sub will be merged with and into the Company, with the Company continuing as the Surviving Corporation (the "Merger"), (ii) the Company will become a subsidiary of Parent, and (iii) stockholders of the Company will become stockholders of Parent.

           I hereby represent to, and covenant with Parent that I will not sell, transfer or otherwise dispose of or reduce my risk (as contemplated by the SEC Accounting Series Release No. 135) with respect to any shares of common stock, par value $.10 per share, of Parent (the "Parent Common Stock") that I may hold and, furthermore, that I will not sell, transfer or otherwise dispose of or reduce my risk (as contemplated by the SEC Accounting Series Release No. 135) with respect to any shares of common stock, par value $0.01 per share, of the Company ("Company Common Stock") that I may hold during the 30 days prior to the Effective Time (as defined in the Merger Agreement) until after such time as results covering at least 30 days of combined operations of Parent and the Company have been published by Parent, in the form of a quarterly earnings report, an effective registration statement filed with the SEC, a report to the SEC on Form 10-K, 10-Q or 8-K, or any other public filing or announcement which includes the combined results of operations of Parent and the Company (the period commencing 30 days prior to the Effective Time and ending on the date of the publication of the post-Merger financial results is referred to herein as the "Pooling Period"). Parent shall notify the "affiliates"of the publication of such results. Notwithstanding the foregoing, I understand that during the Pooling Period I will be permitted to sell, transfer or otherwise dispose of or reduce my risk with respect to an amount of Parent Common Stock and Company Common Stock not more than the de minimus amount permitted by the SEC in its rules and releases relating to pooling of interests accounting treatment, subject to providing advance written notice to Parent.

           Execution of this letter should not be considered an admission on my part that I am an "affiliate" of Parent as described in the first paragraph of this letter, nor as a waiver of any rights I may have to object to any claim that I am such an affiliate on or after the date of this letter.

                                            Very truly yours,


                                            _______________________________
                                            Name:



 Agreed and accepted this __ day
 of ___________, 1998, by

 ACXIOM CORPORATION


 By: __________________________
     Name:
     Title:


 MAY & SPEH, INC.


 By: _________________________
     Name:
     Title:

                           STOCK OPTION AGREEMENT


      STOCK OPTION AGREEMENT, dated as of May 26, 1998 (the "Agreement"), between MAY & SPEH, INC., a Delaware corporation ("Issuer"), and Acxiom Corporation, a Delaware corporation ("Grantee").


                                  RECITALS


      A. Issuer and Grantee have entered into an Agreement and Plan of Merger, dated as of the date hereof (the "Merger Agreement"; defined terms used but not defined herein have the meanings set forth in the Merger Agreement), providing for, among other things, the merger of Sub with and into Issuer pursuant to the terms of the Merger; and

      B. As a condition and inducement to Grantee's willingness to enter into the Merger Agreement, Grantee has requested that Issuer agree, and Issuer has agreed, to grant Grantee the Option (as defined below).

      NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth herein, Issuer and
Grantee agree as follows:

      1. Grant of Option. Subject to the terms and conditions set forth herein, Issuer hereby grants to Grantee an irrevocable option (the "Option") to purchase up to 19.9% of the number of shares (the "Option Shares") of common stock, par value $0.01 per share ("Issuer Common Stock"), of Issuer issued and outstanding immediately prior to the grant of the Option at a purchase price of $14.96 (as adjusted as set forth herein) per Option Share (the "Purchase Price").

      2. Exercise of Option. (a) Grantee may exercise the Option, with respect to any or all of the Option Shares at any one time, subject to the provisions of Section 2(c), upon the occurrence of a Purchase Event (as defined in Section 7(c)), except that (i) subject to the last sentence of this Section 2(a), the Option will terminate and be of no further force and effect upon the earliest to occur of (A) the Effective Time, (B) six months after the date on which a Purchase Event (as defined herein) occurs, and (C) termination of the Merger Agreement in accordance with its terms prior to the occurrence of a Purchase Event, unless, in the case of clause
(C), the Grantee has the right to receive the Company Termination Fee following such termination upon the occurrence of certain events, in which case the Option will not terminate until the later of (x) six months following the time such Company Termination Fee becomes payable and (y) the expiration of the period in which the Grantee has such right to receive the Company Termination Fee, and (ii) any purchase of Option Shares upon exercise of the Option will be subject to compliance with the HSR Act and the obtaining or making of any consents, approvals, orders, notifications or authorizations, the failure of which to have obtained or made would have the effect of making the issuance of Option Shares illegal (the "Regulatory Approvals") and no preliminary or permanent injunction or other order by any court of competent jurisdiction prohibiting or otherwise restraining such issuance shall be in effect. Notwithstanding the termination of the Option, Grantee will be entitled to purchase the Option Shares if it has exercised the Option in accordance with the terms hereof prior to the termination of the Option, and the termination of the Option will not affect any rights hereunder which by their terms do not terminate or expire prior to or as of such termination.

      (b) In the event that Grantee wishes to exercise the Option, it will send to Issuer a written notice (an "Exercise Notice"; the date of which being herein referred to as the "Notice Date") to that effect which Exercise Notice also specifies the number of Option Shares, if any, Grantee wishes to purchase pursuant to this Section 2(b), the number of Option Shares, if any, with respect to which Grantee wishes to exercise its Cash-Out Right (as defined herein) pursuant to Section 7(c), the denominations of the certificate or certificates evidencing the Option Shares which Grantee wishes to purchase pursuant to this Section 2(b) and a date not earlier than 20 business days nor later than 30 business days from the Notice Date for the closing (an "Option Closing") of such purchase (an "Option Closing Date"). Any Option Closing will be at an agreed location and time in New York, New York on the applicable Option Closing Date or at such later date as may be necessary so as to comply with clause (ii) of
Section 2(a).

      (c) Notwithstanding anything to the contrary contained herein, any exercise of the Option and purchase of Option Shares shall be subject to compliance with applicable laws and regulations, which may prohibit the purchase of all the Option Shares specified in the Exercise Notice without first obtaining or making certain Regulatory Approvals. In such event, if the Option is otherwise exercisable and Grantee wishes to exercise the Option, the Option may be exercised in accordance with Section 2(b) and Grantee shall acquire the maximum number of Option Shares specified in the Exercise Notice that Grantee is then permitted to acquire under the applicable laws and regulations, and if Grantee thereafter obtains the Regulatory Approvals to acquire the remaining balance of the Option Shares specified in the Exercise Notice, then Grantee shall be entitled to acquire such remaining balance. Issuer agrees to use its reasonable best efforts to assist Grantee in seeking the Regulatory Approvals.

      In the event (i) Grantee receives official notice that a Regulatory Approval required for the purchase of any Option Shares will not be issued or granted or (ii) such Regulatory Approval has not been issued or granted within six months of the date of the Exercise Notice, Grantee shall have the right to exercise its Cash-Out Right (as defined herein) pursuant to
Section 7(c) with respect to the Option Shares for which such Regulatory Approval will not be issued or granted or has not been issued or granted.

      3. Payment and Delivery of Certificates. (a) At any Option Closing, Grantee will pay to Issuer in same day funds by wire transfer to a bank account designated in writing by Issuer an amount equal to the Purchase Price multiplied by the number of Option Shares to be purchased at such Option Closing.

      (b) At any Option Closing, simultaneously with the delivery of same day funds as provided in Section 3(a), Issuer will deliver to Grantee a certificate or certificates representing the Option Shares to be purchased at such Option Closing, which Option Shares will be free and clear of all liens, claims, charges and encumbrances of any kind whatsoever. If at the time of issuance of Option Shares pursuant to an exercise of the Option hereunder, Issuer shall not have issued any securities similar to rights under a shareholder rights plan, then each Option Share issued pursuant to such exercise will also represent such a corresponding right with terms substantially the same as and at least as favorable to Grantee as are provided under any Issuer shareholder rights agreement or any similar agreement then in effect.

      (c) Certificates for the Option Shares delivered at an Option Closing will have typed or printed thereon a restrictive legend which will read substantially as follows:

      "THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AND MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED ONLY IF SO REGISTERED OR IF ANY EXEMPTION FROM SUCH REGISTRATION IS AVAILABLE. SUCH SECURITIES ARE ALSO SUBJECT TO ADDITIONAL RESTRICTIONS ON TRANSFER AS SET FORTH IN THE STOCK OPTION AGREEMENT, DATED AS OF MAY 26, 1998, A COPY OF WHICH MAY BE OBTAINED FROM THE SECRETARY OF MAY & SPEH, INC. AT ITS PRINCIPAL EXECUTIVE OFFICES."

It is understood and agreed that (i) the reference to restrictions arising under the Securities Act in the above legend will be removed by delivery of substitute certificate(s) without such reference if such Option Shares have been sold in compliance with the registration and prospectus delivery requirements of the Securities Act, such Option Shares have been sold in reliance on and in accordance with Rule 144 under the Securities Act or Grantee has delivered to Issuer a copy of a letter from the staff of the SEC, or an opinion of counsel in form and substance reasonably satisfactory to Issuer and its counsel, to the effect that such legend is not required for purposes of the Securities Act and (ii) the reference to restrictions pursuant to this Agreement in the above legend will be removed by delivery of substitute certificate(s) without such reference if the Option Shares evidenced by certificate(s) containing such reference have been sold or transferred in compliance with the provisions of this Agreement under circumstances that do not require the retention of such reference.

      4. Incorporation of Representations and Warranties of Issuer. The representations and warranties of Issuer contained in Article V of the Merger Agreement are hereby incorporated by reference herein with the same force and effect as though made pursuant to this Agreement.

      5. Representations and Warranties of Issuer. Issuer hereby represents and warrants to Grantee as follows:

          (a) Corporate Authorization. Issuer has the corporate power and authority to enter into this Agreement and to carry out its obligations hereunder. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by the Board of Directors of Issuer, and no other corporate proceedings on the part of Issuer are necessary to authorize this Agreement and the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Issuer, and assuming this Agreement constitutes a valid and binding agreement of Grantee, this Agreement constitutes a valid and binding agreement of Issuer, enforceable against Issuer in accordance with its terms (except insofar as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors' rights generally, or by principles governing the availability of equitable remedies).

          (b) Authorized Stock. Issuer has taken all necessary corporate and other action to authorize and reserve and, subject to the expiration or termination of any required waiting period under the HSR Act, to permit it to issue, and, at all times from the date hereof until the obligation to deliver Option Shares upon the exercise of the Option terminates, shall have reserved for issuance, upon exercise of the Option, shares of Issuer Common Stock necessary for Grantee to exercise the Option, and Issuer will take all necessary corporate action to authorize and reserve for issuance all additional shares of Issuer Common Stock or other securities which may be issued pursuant to Section 7 upon exercise of the Option. The shares of Issuer Common Stock to be issued upon due exercise of the Option, including all additional shares of Issuer Common Stock or other securities which may be issuable upon exercise of the Option or any other securities which may be issued pursuant to Section 7, upon issuance pursuant hereto, will be duly and validly issued, fully paid and nonassessable, and will be delivered free and clear of all liens, claims, charges and encumbrances of any kind or nature whatsoever, including without limitation any preemptive rights of any stockholder of Issuer.

      6. Representations and Warranties of Grantee. Grantee hereby represents and warrants to Issuer that:

          (a) Corporate Authorization. Grantee has the corporate power and authority to enter into this Agreement and to carry out its obligations hereunder. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by the Board of Directors of Grantee, and no other corporate proceedings on the part of Grantee are necessary to authorize this Agreement and the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Grantee, and assuming this Agreement constitutes a valid and binding agreement of Issuer, this Agreement constitutes a valid and binding agreement of Grantee, enforceable against Grantee in accordance with its terms (except insofar as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors' rights generally, or by principles governing the availability of equitable remedies).

          (b) Purchase Not For Distribution. Any Option Shares or other securities acquired by Grantee upon exercise of the Option will not be, and the Option is not being, acquired by Grantee with a view to the public distribution thereof. Neither the Option nor any of the Option Shares will be offered, sold, pledged or otherwise transferred except in compliance with, or pursuant to an exemption from, the registration requirements of the Securities Act.

      7. Adjustment upon Changes in Capitalization, Etc. (a) In the event of any changes in Issuer Common Stock by reason of a stock dividend, reverse stock split, merger, recapitalization, combination, exchange of shares, or similar transaction, the type and number of shares or securities subject to the Option, and the Purchase Price therefor, will be adjusted appropriately, and proper provision will be made in the agreements governing such transaction, so that Grantee will receive upon exercise of the Option the number and class of shares or other securities or property that Grantee would have received with respect to Issuer Common Stock if the Option had been exercised immediately prior to such event or the record date therefor, as applicable.

      (b) Without limiting the parties' relative rights and obligations under the Merger Agreement, in the event that the Issuer enters into an agreement (i) to consolidate with or merge into any person, other than Grantee or one of its subsidiaries, and Issuer will not be the continuing or surviving corporation in such consolidation or merger, (ii) to permit any person, other than Grantee or one of its subsidiaries, to merge into Issuer and Issuer will be the continuing or surviving corporation, but in connection with such merger, the shares of Issuer Common Stock outstanding immediately prior to the consummation of such merger will be changed into or exchanged for stock or other securities of Issuer or any other person or cash or any other property, or the shares of Issuer Common Stock outstanding immediately prior to the consummation of such merger will, after such merger represent less than 50% of the outstanding voting securities of the merged company, or (iii) to sell or otherwise transfer all or substantially all of its assets to any person, other than Grantee or one of its subsidiaries, then, and in each such case, the agreement governing such transaction will make proper provision so that the Option will, upon the consummation of any such transaction and upon the terms and condition set forth herein, be converted into, or exchanged for, an option with identical terms appropriately adjusted to acquire the number and class of shares or other securities or property that Grantee would have received in respect of Issuer Common Stock if the Option had been exercised immediately prior to such consolidation, merger, sale, or transfer, or the record date therefor, as applicable and make any other necessary adjustments.

      (c) If, at any time during the period commencing on the occurrence of an event as a result of which Grantee is entitled to receive the Company Termination Fee pursuant to Section 7.12 of the Merger Agreement (the "Purchase Event") and ending on the termination of the Option in accordance with Section 2, Grantee sends to Issuer an Exercise Notice indicating Grantee's election to exercise its right (the "Cash-Out- Right") pursuant to this Section 7(c), then Issuer shall pay to Grantee, on the Option Closing Date, in exchange for the cancellation of the Option with respect to such number of Option Shares as Grantee specifies in the Exercise Notice, an amount in cash equal to such number of Option Shares multiplied by the difference between (i) the average closing price for the 10 trading days commencing on the 12th Nasdaq trading day immediately preceding the Notice Date, per share of Issuer Common Stock as reported on the Nasdaq National Market (or, if not listed on the Nasdaq, as reported on any other national securities exchange or national securities quotation system on which the Issuer Common Stock is listed or quoted, as reported in The Wall Street Journal (Northeast edition), or, if not reported thereby, any other authoritative source) (the "Closing Price") and (ii) the Purchase Price, except that in no event shall the Issuer be required to pay to the Grantee pursuant to this Section 7(c) an amount exceeding the product of (x) $2.00 and (y) such number of Option Shares. Notwithstanding the termination of the Option, Grantee will be entitled to exercise its rights under this
Section 7(c) if it has exercised such rights in accordance with the terms hereof prior to the termination of the Option.

      8. Repurchase Option. In the event that Grantee notifies Issuer of its intention to exercise the Option pursuant to Section 2(a), Issuer may require Grantee upon the delivery to Grantee of written notice during the period beginning on the Notice Date and ending two days prior to the Option Closing Date, to sell to Issuer the Option Shares acquired by Grantee pursuant to such exercise of the Option at a purchase price per share for such sale equal to the Purchase Price plus $2.00. The Closing of any repurchase of Option Shares pursuant to this Section 8 shall take place immediately following consummation of the sale of the Option Shares to Grantee on the Option Closing Date at the location and time agreed upon with respect to such Option Closing Date.

      9.  Registration Rights.

          (a) Grantee may by written notice (a "Registration Notice") to Issuer request Issuer to register under the Securities Act all or any part of the Option Shares or other securities acquired by Grantee pursuant to this Agreement (collectively, the "Registrable Securities") in order to permit the sale or other disposition of such securities pursuant to a bona fide, firm commitment underwritten public offering in which Grantee and the underwriters shall effect as wide a distribution of such Registrable Securities as is reasonably practicable and shall use reasonable efforts to prevent any person or group from purchasing through such offering shares representing more than 3% of the shares of Issuer Common Stock then outstanding on a fully-diluted basis; provided, however, that any such Registration Notice must relate to a number of shares equal to at least 2% of the shares of Issuer Common Stock then outstanding on a fully-diluted basis and that any rights to require registration hereunder shall terminate with respect to any shares that may be sold pursuant to Rule 144(k) under the Securities Act.

          (b) Issuer shall use reasonable best efforts to effect, as promptly as practicable, the registration under the Securities Act of the Registrable Securities requested to be registered in the Registration Notice; provided, however, that (i) Grantee shall not be entitled to more than an aggregate of two effective registration statements hereunder and

(ii) Issuer will not be required to file any such registration statement during any period of time (not to exceed 40 days after a Registration Notice in the case of clause (A) below or 90 days after a Registration Notice in the case of clauses (B) and (C) below) when (A) Issuer is in possession of material non-public information which it reasonably believes would be detrimental to be disclosed at such time and, based upon the advice of outside securities counsel to Issuer, such information would have to be disclosed if a registration statement were filed at that time; (B) Issuer would be required under the Securities Act to include audited financial statements for any period in such registration statement and such financial statements are not yet available for inclusion in such registration statement; or (C) Issuer determines, in its reasonable judgment, that such registration would interfere with any financing, acquisition or other material transaction involving Issuer. If the consummation of the sale of any Registrable Securities pursuant to a registration hereunder does not occur within 180 days after the filing with the SEC of the initial registration statement therefor, the provisions of this Section shall again be applicable to any proposed registration, it being understood that Grantee shall not be entitled to more than an aggregate of two effective registration statements hereunder. Issuer will use reasonable efforts to cause each such registration statement to become effective, to obtain all consents or waivers of other parties which are required therefor, and to keep such registration statement effective for such period not in excess of 180 calendar days from the day such registration statement first becomes effective as may be reasonably necessary to effect such sale or other disposition. Issuer shall use reasonable best efforts to cause any Registrable Securities registered pursuant to this Section to be qualified for sale under the securities or blue sky laws of such jurisdictions as Grantee may reasonably request and shall continue such registration or qualification in effect in such jurisdictions; provided, however, that Issuer shall not be required to qualify to do business in, or consent to general service of process in, any jurisdiction.

          (c) If Issuer effects a registration under the Securities Act of Issuer Common Stock for its own account or for any other stockholders of Issuer (other than on Form S-4 or Form S-8, or any successor form), it will allow Grantee the right to participate in such registration, and such participation will not affect the obligation of Issuer to effect demand registration statements for Grantee under this Section 9, except that, if the managing underwriters of such offering advise Issuer in writing that in their opinion the number of shares of Issuer Common Stock requested to be included in such registration exceeds the number which can be sold in such offering, Issuer will include the shares requested to be included therein by Grantee pro rata with the shares intended to be included therein by Issuer.

          (d) The registration rights set forth in this Section are subject to the condition that Grantee shall provide Issuer with such information with respect to Grantee Registrable Securities, the plan for distribution thereof, and such other information with respect to Grantee as, in the reasonable judgment of counsel for Issuer, is necessary to enable Issuer to include in a registration statement all material facts required to be disclosed with respect to a registration hereunder.

          (e) A registration effected under this Section shall be effected at Issuer's expense, except for underwriting discounts and commissions and the fees and expenses of Grantee's counsel, and Issuer shall provide to the underwriters such documentation (including certificates, opinions of counsel and "comfort" letters from auditors) as are customary in connection with underwritten public offerings and as such underwriters may reasonably require. In connection with any registration, Grantee and Issuer agree to enter into an underwriting agreement reasonably acceptable to each such party, in form and substance customary for transactions of this type.

      10. Transfers. The Option Shares may not be sold, assigned, transferred, or otherwise disposed of except (i) pursuant to Section 8 hereof, (ii) in an underwritten public offering as provided in Section 9 or
(iii) to any purchaser or transferee who would not, to the knowledge of the Grantee after reasonable inquiry, immediately following such sale, assignment, transfer or disposal beneficially own more than 4.9% of the then-outstanding voting power of the Issuer, except that Grantee shall be permitted to sell any Option Shares if such sale is made pursuant to a tender or exchange offer that has been approved or recommended by a majority of the members of the Board of Directors of Issuer (which majority shall include a majority of directors who were directors as of the date hereof).

      11. Listing. If Issuer Common Stock or any other securities to be acquired upon exercise of the Option are then listed on the Nasdaq (or any other national securities exchange or national securities quotation system), Issuer, upon the request of Grantee, will promptly file an application to list the shares of Issuer Common Stock or other securities to be acquired upon exercise of the Option on the Nasdaq (and any such other national securities exchange or national securities quotation system) and will use reasonable efforts to obtain approval of such listing as promptly as practicable.

      12. Miscellaneous. (a) Expenses. Except as otherwise provided in the Merger Agreement, each of the parties hereto will pay all costs and expenses incurred by it or on its behalf in connection with the transactions contemplated hereunder, including fees and expenses of its own financial consultants, investment bankers, accountants and counsel.

      (b) Amendment. This Agreement may not be amended, except by an instrument in writing signed on behalf of each of the parties.

      (c) Extension; Waiver. Any agreement on the part of a party to waive any provision of this Agreement, or to extend the time for performance, will be valid only if set forth in an instrument in writing signed on behalf of such party. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise will not constitute a waiver of such rights.

      (d) Entire Agreement; No Third-Party Beneficiaries. This Agreement, the Merger Agreement (including the documents and instruments attached thereto as exhibits or schedules or delivered in connection therewith) and the Confidentiality Agreement (i) constitute the entire agreement, and supersede all prior agreements and understandings, both written and oral, between the parties with respect to the subject matter of this Agreement, and (ii) are not intended to confer upon any person other than the parties any rights or remedies.

      (e) Governing Law. This Agreement will be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflict of laws thereof.

      (f) Notices. All notices, requests, claims, demands, and other communications under this Agreement must be in writing and will be deemed given if delivered personally, telecopied (which is confirmed), or sent by overnight courier (providing proof of delivery) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

      If to Issuer to:

          May & Speh, Inc.
          1501 Opus Place
          Downers Grove, IL 60515
          Fax: (630) 719-0525
          Attention: Chief Executive Officer

      with a copy to:

          Winston & Strawn
          35 West Wacker Drive
          Chicago, IL 60601
          Fax: (312) 558-5700
          Attention:  Bruce  A. Toth

      If to Grantee to:

          Acxiom Corporation
          P.O. Box 2000
          301 Industrial Boulevard
          Conway, AR 72033-2000
          Fax: (501) 336-3913
          Attention: President

      with a copy to:

          Skadden, Arps, Slate, Meagher & Flom LLP
          919 Third Avenue
          New York, New York 10022
          Attention:  J. Michael Schell
          Telecopy: (212) 735-2000


      (g) Assignment. Neither this Agreement, the Option nor any of the rights, interests, or obligations under this Agreement may be assigned, transferred or delegated, in whole or in part, by operation of law or otherwise, by Issuer or Grantee without the prior written consent of the other. Any assignment, transfer or delegation in violation of the preceding sentence will be void. Subject to the first and second sentences of this
Section 12(g), this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

      (h) Further Assurances. In the event of any exercise of the Option by Grantee, Issuer and Grantee will execute and deliver all other documents and instruments and take all other action that may be reasonably necessary in order to consummate the transactions provided for by such exercise.

      (i) Enforcement. The parties agree that irreparable damage would occur and that the parties would not have any adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties will be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any Federal court located in the State of Delaware or in Delaware state court, the foregoing being in addition to any other remedy to which they are entitled at law or in equity. In addition, each of the parties hereto (i) consents to submit itself to the personal jurisdiction of any Federal court located in the State of Delaware or any Delaware state court in the event any dispute arises out of this Agreement or any of the transactions contemplated by this Agreement, (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, and (iii) agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than a Federal court sitting in the State of Delaware or a Delaware state court.

      IN WITNESS WHEREOF, Issuer and Grantee have caused this Agreement to be signed by their respective officers thereunto duly authorized as of the day and year first written above.


                              MAY & SPEH, INC.


                              By: /s/ Peter I. Mason
                                 -----------------------------------
                                 Name:  Peter I. Mason
                                 Title: Chairman, President and CEO


                              ACXIOM CORPORATION


                              By: /s/ Charles D. Morgan
                                 -----------------------------------
                                 Name:  Charles D. Morgan
                                 Title: President

                          STOCK OPTION AGREEMENT

      STOCK OPTION AGREEMENT, dated as of May 26, 1998 (the "Agreement"), between Acxiom Corporation, a Delaware corporation ("Issuer"), and May & Speh, Inc., a Delaware corporation ("Grantee").

                                 RECITALS

      A. Issuer and Grantee have entered into an Agreement and Plan of Merger, dated as of the date hereof (the "Merger Agreement"; defined terms used but not defined herein have the meanings set forth in the Merger Agreement), providing for, among other things, the merger of Sub with and into Grantee pursuant to the terms of the Merger; and

      B. As a condition and inducement to Grantee's willingness to enter into the Merger Agreement, Grantee has requested that Issuer agree, and Issuer has agreed, to grant Grantee the Option (as defined below).

      NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth herein, Issuer and Grantee agree as follows:

      1. Grant of Option. Subject to the terms and conditions set forth herein, Issuer hereby grants to Grantee an irrevocable option (the "Option") to purchase up to 19.9% of the number of shares (the "Option Shares") of common stock, par value $0.10 per share ("Issuer Common Stock"), of Issuer issued and outstanding immediately prior to the grant of the Option at a purchase price of $23.55 (as adjusted as set forth herein) per Option Share (the "Purchase Price").

      2. Exercise of Option. (a) Grantee may exercise the Option, with respect to any or all of the Option Shares at any one time, subject to the provisions of Section 2(c), upon the occurrence of a Purchase Event (as defined in Section 7(c)), except that (i) subject to the last sentence of this Section 2(a), the Option will terminate and be of no further force and effect upon the earliest to occur of (A) the Effective Time, (B) six months after the date on which a Purchase Event (as defined herein) occurs, and
 (C) termination of the Merger Agreement in accordance with its terms prior to the occurrence of a Purchase Event, unless, in the case of clause (C), the Grantee has the right to receive the Parent Termination Fee following such termination upon the occurrence of certain events, in which case the Option will not terminate until the later of (x) six months following the time such Parent Termination Fee becomes payable and (y) the expiration of the period in which the Grantee has such right to receive a Parent Termination Fee, and (ii) any purchase of Option Shares upon exercise of the Option will be subject to compliance with the HSR Act and the obtaining or making of any consents, approvals, orders, notifications or authorizations, the failure of which to have obtained or made would have the effect of making the issuance of Option Shares illegal (the "Regulatory Approvals") and no preliminary or permanent injunction or other order by any court of competent jurisdiction prohibiting or otherwise restraining such issuance shall be in effect. Notwithstanding the termination of the Option, Grantee will be entitled to purchase the Option Shares if it has exercised the Option in accordance with the terms hereof prior to the termination of the Option, and the termination of the Option will not affect any rights hereunder which by their terms do not terminate or expire prior to or as of such termination.

      (b) In the event that Grantee wishes to exercise the Option, it will send to Issuer a written notice (an "Exercise Notice"; the date of which being herein referred to as the "Notice Date") to that effect which Exercise Notice also specifies the number of Option Shares, if any, Grantee wishes to purchase pursuant to this Section 2(b), the number of Option Shares, if any, with respect to which Grantee wishes to exercise its Cash-Out Right (as defined herein) pursuant to Section 7(c), the denominations of the certificate or certificates evidencing the Option Shares which Grantee wishes to purchase pursuant to this Section 2(b) and a date not earlier than 20 business days nor later than 30 business days from the Notice Date for the closing (an "Option Closing") of such purchase (an "Option Closing Date"). Any Option Closing will be at an agreed location and time in New York, New York on the applicable Option Closing Date or at such later date as may be necessary so as to comply with clause (ii) of
 Section 2(a).

      (c) Notwithstanding anything to the contrary contained herein, any exercise of the Option and purchase of Option Shares shall be subject to compliance with applicable laws and regulations, which may prohibit the purchase of all the Option Shares specified in the Exercise Notice without first obtaining or making certain Regulatory Approvals. In such event, if the Option is otherwise exercisable and Grantee wishes to exercise the Option, the Option may be exercised in accordance with Section 2(b) and Grantee shall acquire the maximum number of Option Shares specified in the Exercise Notice that Grantee is then permitted to acquire under the applicable laws and regulations, and if Grantee thereafter obtains the Regulatory Approvals to acquire the remaining balance of the Option Shares specified in the Exercise Notice, then Grantee shall be entitled to acquire such remaining balance. Issuer agrees to use its reasonable best efforts to assist Grantee in seeking the Regulatory Approvals.

      In the event (i) Grantee receives official notice that a Regulatory Approval required for the purchase of any Option Shares will not be issued or granted or (ii) such Regulatory Approval has not been issued or granted within six months of the date of the Exercise Notice, Grantee shall have the right to exercise its Cash-Out Right (as defined herein) pursuant to
 Section 7(c) with respect to the Option Shares for which such Regulatory Approval will not be issued or granted or has not been issued or granted.

      3. Payment and Delivery of Certificates. (a) At any Option Closing, Grantee will pay to Issuer in same day funds by wire transfer to a bank account designated in writing by Issuer an amount equal to the Purchase Price multiplied by the number of Option Shares to be purchased at such Option Closing.

      (b) At any Option Closing, simultaneously with the delivery of same day funds as provided in Section 3(a), Issuer will deliver to Grantee a certificate or certificates representing the Option Shares to be purchased at such Option Closing, which Option Shares will be free and clear of all liens, claims, charges and encumbrances of any kind whatsoever. If at the time of issuance of Option Shares pursuant to an exercise of the Option hereunder, Issuer shall not have issued any securities similar to rights under a shareholder rights plan, then each Option Share issued pursuant to such exercise will also represent such a corresponding right with terms substantially the same as and at least as favorable to Grantee as are provided under any Issuer shareholder rights agreement or any similar agreement then in effect.

      (c) Certificates for the Option Shares delivered at an Option Closing will have typed or printed thereon a restrictive legend which will read substantially as follows:

      "THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AND MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED ONLY IF SO REGISTERED OR IF ANY EXEMPTION FROM SUCH REGISTRATION IS AVAILABLE. SUCH SECURITIES ARE ALSO SUBJECT TO ADDITIONAL RESTRICTIONS ON TRANSFER AS SET FORTH IN THE STOCK OPTION AGREEMENT, DATED AS OF MAY 26, 1998, A COPY OF WHICH MAY BE OBTAINED FROM THE SECRETARY OF AXCIOM CORPORATION AT ITS PRINCIPAL EXECUTIVE OFFICES."

 It is understood and agreed that (i) the reference to restrictions arising under the Securities Act in the above legend will be removed by delivery of substitute certificate(s) without such reference if such Option Shares have been sold in compliance with the registration and prospectus delivery requirements of the Securities Act, such Option Shares have been sold in reliance on and in accordance with Rule 144 under the Securities Act or Grantee has delivered to Issuer a copy of a letter from the staff of the SEC, or an opinion of counsel in form and substance reasonably satisfactory to Issuer and its counsel, to the effect that such legend is not required for purposes of the Securities Act and (ii) the reference to restrictions pursuant to this Agreement in the above legend will be removed by delivery of substitute certificate(s) without such reference if the Option Shares evidenced by certificate(s) containing such reference have been sold or transferred in compliance with the provisions of this Agreement under circumstances that do not require the retention of such reference.

      4. Incorporation of Representations and Warranties of Issuer. The representations and warranties of Issuer contained in Article V of the Merger Agreement are hereby incorporated by reference herein with the same force and effect as though made pursuant to this Agreement.

      5. Representations and Warranties of Issuer. Issuer hereby represents and warrants to Grantee as follows:

         (a) Corporate Authorization. Issuer has the corporate power and authority to enter into this Agreement and to carry out its obligations hereunder. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by the Board of Directors of Issuer, and no other corporate proceedings on the part of Issuer are necessary to authorize this Agreement and the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Issuer, and assuming this Agreement constitutes a valid and binding agreement of Grantee, this Agreement constitutes a valid and binding agreement of Issuer, enforceable against Issuer in accordance with its terms (except insofar as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors' rights generally, or by principles governing the availability of equitable remedies).

         (b) Authorized Stock. Issuer has taken all necessary corporate and other action to authorize and reserve and, subject to the expiration or termination of any required waiting period under the HSR Act, to permit it to issue, and, at all times from the date hereof until the obligation to deliver Option Shares upon the exercise of the Option terminates, shall have reserved for issuance, upon exercise of the Option, shares of Issuer Common Stock necessary for Grantee to exercise the Option, and Issuer will take all necessary corporate action to authorize and reserve for issuance all additional shares of Issuer Common Stock or other securities which may be issued pursuant to Section 7 upon exercise of the Option. The shares of Issuer Common Stock to be issued upon due exercise of the Option, including all additional shares of Issuer Common Stock or other securities which may be issuable upon exercise of the Option or any other securities which may be issued pursuant to Section 7, upon issuance pursuant hereto, will be duly and validly issued, fully paid and nonassessable, and will be delivered free and clear of all liens, claims, charges and encumbrances of any kind or nature whatsoever, including without limitation any preemptive rights of any stockholder of Issuer.

      6. Representations and Warranties of Grantee. Grantee hereby represents and warrants to Issuer that:

         (a) Corporate Authorization. Grantee has the corporate power and authority to enter into this Agreement and to carry out its obligations hereunder. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by the Board of Directors of Grantee, and no other corporate proceedings on the part of Grantee are necessary to authorize this Agreement and the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Grantee, and assuming this Agreement constitutes a valid and binding agreement of Issuer, this Agreement constitutes a valid and binding agreement of Grantee, enforceable against Grantee in accordance with its terms (except insofar as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors' rights generally, or by principles governing the availability of equitable remedies).

         (b) Purchase Not For Distribution. Any Option Shares or other securities acquired by Grantee upon exercise of the Option will not be, and the Option is not being, acquired by Grantee with a view to the public distribution thereof. Neither the Option nor any of the Option Shares will be offered, sold, pledged or otherwise transferred except in compliance with, or pursuant to an exemption from, the registration requirements of the Securities Act.

      7. Adjustment upon Changes in Capitalization, Etc. (a) In the event of any changes in Issuer Common Stock by reason of a stock dividend, reverse stock split, merger, recapitalization, combination, exchange of shares, or similar transaction, the type and number of shares or securities subject to the Option, and the Purchase Price therefor, will be adjusted appropriately, and proper provision will be made in the agreements governing such transaction, so that Grantee will receive upon exercise of the Option the number and class of shares or other securities or property that Grantee would have received with respect to Issuer Common Stock if the Option had been exercised immediately prior to such event or the record date therefor, as applicable.

      (b) Without limiting the parties' relative rights and obligations under the Merger Agreement, in the event that the Issuer enters into an agreement (i) to consolidate with or merge into any person, other than Grantee or one of its subsidiaries, and Issuer will not be the continuing or surviving corporation in such consolidation or merger, (ii) to permit any person, other than Grantee or one of its subsidiaries, to merge into Issuer and Issuer will be the continuing or surviving corporation, but in connection with such merger, the shares of Issuer Common Stock outstanding immediately prior to the consummation of such merger will be changed into or exchanged for stock or other securities of Issuer or any other person or cash or any other property, or the shares of Issuer Common Stock outstanding immediately prior to the consummation of such merger will, after such merger represent less than 50% of the outstanding voting securities of the merged company, or (iii) to sell or otherwise transfer all or substantially all of its assets to any person, other than Grantee or one of its subsidiaries, then, and in each such case, the agreement governing such transaction will make proper provision so that the Option will, upon the consummation of any such transaction and upon the terms and condition set forth herein, be converted into, or exchanged for, an option with identical terms appropriately adjusted to acquire the number and class of shares or other securities or property that Grantee would have received in respect of Issuer Common Stock if the Option had been exercised immediately prior to such consolidation, merger, sale, or transfer, or the record date therefor, as applicable and make any other necessary adjustments.

      (c) If, at any time during the period commencing on the occurrence of an event as a result of which Grantee is entitled to receive the Parent Termination Fee pursuant to Section 7.12 of the Merger Agreement (the "Purchase Event") and ending on the termination of the Option in accordance with Section 2, Grantee sends to Issuer an Exercise Notice indicating Grantee's election to exercise its right (the "Cash-Out-Right") pursuant to this Section 7(c), then Issuer shall pay to Grantee, on the Option Closing Date, in exchange for the cancellation of the Option with respect to such number of Option Shares as Grantee specifies in the Exercise Notice, an amount in cash equal to such number of Option Shares multiplied by the difference between (i) the average closing price for the 10 trading days commencing on the 12th Nasdaq trading day immediately preceding the Notice Date, per share of Issuer Common Stock as reported on the Nasdaq National Market (or, if not listed on the Nasdaq, as reported on any other national securities exchange or national securities quotation system on which the Issuer Common Stock is listed or quoted, as reported in The Wall Street Journal (Northeast edition), or, if not reported thereby, any other authoritative source) (the "Closing Price") and (ii) the Purchase Price, except that in no event shall the Issuer be required to pay to the Grantee pursuant to this Section 7(c) an amount exceeding the product of (x) $1.00 and (y) such number of Option Shares. Notwithstanding the termination of the Option, Grantee will be entitled to exercise its rights under this
 Section 7(c) if it has exercised such rights in accordance with the terms hereof prior to the termination of the Option.

      8. Repurchase Option. In the event that Grantee notifies Issuer of its intention to exercise the Option pursuant to Section 2(a), Issuer may require Grantee upon the delivery to Grantee of written notice during the period beginning on the Notice Date and ending two days prior to the Option Closing Date, to sell to Issuer the Option Shares acquired by Grantee pursuant to such exercise of the Option at a purchase price per share for such sale equal to the Purchase Price plus $1.00. The Closing of any repurchase of Option Shares pursuant to this Section 8 shall take place immediately following consummation of the sale of the Option Shares to Grantee on the Option Closing Date at the location and time agreed upon with respect to such Option Closing Date.

      9.  Registration Rights.

          (a) Grantee may by written notice (a "Registration Notice") to Issuer request Issuer to register under the Securities Act all or any part of the Option Shares or other securities acquired by Grantee pursuant to this Agreement (collectively, the "Registrable Securities") in order to permit the sale or other disposition of such securities pursuant to a bona fide, firm commitment underwritten public offering in which Grantee and the underwriters shall effect as wide a distribution of such Registrable Securities as is reasonably practicable and shall use reasonable efforts to prevent any person or group from purchasing through such offering shares representing more than 3% of the shares of Issuer Common Stock then outstanding on a fully-diluted basis; provided, however, that any such Registration Notice must relate to a number of shares equal to at least 2% of the shares of Issuer Common Stock then outstanding on a fully-diluted basis and that any rights to require registration hereunder shall terminate with respect to any shares that may be sold pursuant to Rule 144(k) under the Securities Act.

          (b) Issuer shall use reasonable best efforts to effect, as promptly as practicable, the registration under the Securities Act of the Registrable Securities requested to be registered in the Registration Notice; provided, however, that (i) Grantee shall not be entitled to more than an aggregate of two effective registration statements hereunder and
 (ii) Issuer will not be required to file any such registration statement during any period of time (not to exceed 40 days after a Registration Notice in the case of clause (A) below or 90 days after a Registration Notice in the case of clauses (B) and (C) below) when (A) Issuer is in possession of material non-public information which it reasonably believes would be detrimental to be disclosed at such time and, based upon the advice of outside securities counsel to Issuer, such information would have to be disclosed if a registration statement were filed at that time; (B) Issuer would be required under the Securities Act to include audited financial statements for any period in such registration statement and such financial statements are not yet available for inclusion in such registration statement; or (C) Issuer determines, in its reasonable judgment, that such registration would interfere with any financing, acquisition or other material transaction involving Issuer. If the consummation of the sale of any Registrable Securities pursuant to a registration hereunder does not occur within 180 days after the filing with the SEC of the initial registration statement therefor, the provisions of this Section shall again be applicable to any proposed registration, it being understood that Grantee shall not be entitled to more than an aggregate of two effective registration statements hereunder. Issuer will use reasonable efforts to cause each such registration statement to become effective, to obtain all consents or waivers of other parties which are required therefor, and to keep such registration statement effective for such period not in excess of 180 calendar days from the day such registration statement first becomes effective as may be reasonably necessary to effect such sale or other disposition. Issuer shall use reasonable best efforts to cause any Registrable Securities registered pursuant to this Section to be qualified for sale under the securities or blue sky laws of such jurisdictions as Grantee may reasonably request and shall continue such registration or qualification in effect in such jurisdictions; provided, however, that Issuer shall not be required to qualify to do business in, or consent to general service of process in, any jurisdiction.

         (c) If Issuer effects a registration under the Securities Act of Issuer Common Stock for its own account or for any other stockholders of Issuer (other than on Form S-4 or Form S-8, or any successor form), it will allow Grantee the right to participate in such registration, and such participation will not affect the obligation of Issuer to effect demand registration statements for Grantee under this Section 9, except that, if the managing underwriters of such offering advise Issuer in writing that in their opinion the number of shares of Issuer Common Stock requested to be included in such registration exceeds the number which can be sold in such offering, Issuer will include the shares requested to be included therein by Grantee pro rata with the shares intended to be included therein by Issuer.

         (d) The registration rights set forth in this Section are subject to the condition that Grantee shall provide Issuer with such information with respect to Grantee Registrable Securities, the plan for distribution thereof, and such other information with respect to Grantee as, in the reasonable judgment of counsel for Issuer, is necessary to enable Issuer to include in a registration statement all material facts required to be disclosed with respect to a registration hereunder.

         (e) A registration effected under this Section shall be effected at Issuer's expense, except for underwriting discounts and commissions and the fees and expenses of Grantee's counsel, and Issuer shall provide to the underwriters such documentation (including certificates, opinions of counsel and "comfort" letters from auditors) as are customary in connection with underwritten public offerings and as such underwriters may reasonably require. In connection with any registration, Grantee and Issuer agree to enter into an underwriting agreement reasonably acceptable to each such party, in form and substance customary for transactions of this type.

      10. Transfers. The Option Shares may not be sold, assigned, transferred, or otherwise disposed of except (i) pursuant to Section 8 hereof, (ii) in an underwritten public offering as provided in Section 9 or
 (iii) to any purchaser or transferee who would not, to the knowledge of the Grantee after reasonable inquiry, immediately following such sale, assignment, transfer or disposal beneficially own more than 4.9% of the then-outstanding voting power of the Issuer, except that Grantee shall be permitted to sell any Option Shares if such sale is made pursuant to a tender or exchange offer that has been approved or recommended by a majority of the members of the Board of Directors of Issuer (which majority shall include a majority of directors who were directors as of the date hereof).

      11. Listing. If Issuer Common Stock or any other securities to be acquired upon exercise of the Option are then listed on the Nasdaq (or any other national securities exchange or national securities quotation system), Issuer, upon the request of Grantee, will promptly file an application to list the shares of Issuer Common Stock or other securities to be acquired upon exercise of the Option on the Nasdaq (and any such other national securities exchange or national securities quotation system) and will use reasonable efforts to obtain approval of such listing as promptly as practicable.

      12. Miscellaneous. (a) Expenses. Except as otherwise provided in the Merger Agreement, each of the parties hereto will pay all costs and expenses incurred by it or on its behalf in connection with the transactions contemplated hereunder, including fees and expenses of its own financial consultants, investment bankers, accountants and counsel.

      (b) Amendment. This Agreement may not be amended, except by an instrument in writing signed on behalf of each of the parties.

      (c) Extension; Waiver. Any agreement on the part of a party to waive any provision of this Agreement, or to extend the time for performance, will be valid only if set forth in an instrument in writing signed on behalf of such party. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise will not constitute a waiver of such rights.

      (d)  Entire Agreement; No Third-Party Beneficiaries.  This
 Agreement, the Merger Agreement (including the documents and instruments attached thereto as exhibits or schedules or delivered in connection therewith) and the Confidentiality Agreement (i) constitute the entire agreement, and supersede all prior agreements and understandings, both written and oral, between the parties with respect to the subject matter of this Agreement, and (ii) are not intended to confer upon any person other than the parties any rights or remedies.

      (e) Governing Law. This Agreement will be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflict of laws thereof.

      (f) Notices. All notices, requests, claims, demands, and other communications under this Agreement must be in writing and will be deemed given if delivered personally, telecopied (which is confirmed), or sent by overnight courier (providing proof of delivery) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

      If to Issuer to:

         Acxiom Corporation
         P.O. Box 2000
         301 Industrial Boulevard
         Conway, AR 72033-2000
         Fax: (501) 336-3913
         Attention: President

      with a copy to:

         Skadden, Arps, Slate, Meagher & Flom LLP
         919 Third Avenue
         New York, New York 10022
         Attention:  J. Michael Schell
         Telecopy: (212) 735-2000

      If to Grantee to:

         May & Speh, Inc.
         1501 Opus Place
         Downes Grove, IL 60515
         Fax: (630) 719-0525
         Attention: Chief Executive Officer

      with a copy to:

         Winston & Strawn
         35 West Wacker Drive
         Chicago, IL 60601
         Fax: (312) 558-5700
         Attention:  Bruce  A. Toth

      (g) Assignment. Neither this Agreement, the Option nor any of the rights, interests, or obligations under this Agreement may be assigned, transferred or delegated, in whole or in part, by operation of law or otherwise, by Issuer or Grantee without the prior written consent of the other. Any assignment, transfer or delegation in violation of the preceding sentence will be void. Subject to the first and second sentences of this Section 12(g), this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

      (h) Further Assurances. In the event of any exercise of the Option by Grantee, Issuer and Grantee will execute and deliver all other documents and instruments and take all other action that may be reasonably necessary in order to consummate the transactions provided for by such exercise.

      (i) Enforcement. The parties agree that irreparable damage would occur and that the parties would not have any adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties will be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any Federal court located in the State of Delaware or in Delaware state court, the foregoing being in addition to any other remedy to which they are entitled at law or in equity. In addition, each of the parties hereto (i) consents to submit itself to the personal jurisdiction of any Federal court located in the State of Delaware or any Delaware state court in the event any dispute arises out of this Agreement or any of the transactions contemplated by this Agreement, (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, and (iii) agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than a Federal court sitting in the State of Delaware or a Delaware state court.


      IN WITNESS WHEREOF, Issuer and Grantee have caused this Agreement to be signed by their respective officers thereunto duly authorized as of the day and year first written above.


                                 ACXIOM CORPORATION


                                 By: /s/ Charles D. Morgan
                                    -----------------------------------
                                    Name:   Charles D. Morgan
                                    Title:  President


                                 MAY & SPEH, INC.


                                 By: /s/ Peter I. Mason
                                    -----------------------------------
                                    Name:   Peter I. Mason
                                    Title:  Chairman, President, CEO

                       AMENDMENT TO RIGHTS AGREEMENT


           Amendment Number One, dated as of May 26, 1998, to the Rights Agreement, dated as of January 28, 1998 (the "Rights Agreement"), between Acxiom Corporation, a Delaware corporation (the "Company"), and First Chicago Trust Company of New York, as Rights Agent (the "Rights Agent").

           WHEREAS, the Company and the Rights Agent entered into the Rights Agreement specifying the terms of the Rights (as defined therein);

           WHEREAS, the Company desires to amend the Rights Agreement in accordance with Section 5.4 of the Rights Agreement;

           WHEREAS, the Company proposes to enter into an Agreement and Plan of Merger, dated as of May 26, 1998 (the "Merger Agreement"), among the Company, ACX Acquisition Co., Inc. and May & Speh, Inc. ("May & Speh");

           WHEREAS, as a condition to the Merger Agreement and in order to induce May & Speh to enter into the Merger Agreement, the Company proposes to enter into a Stock Option Agreement, dated as of May 26, 1998, between the Company and May & Speh (the "Stock Option Agreement"), pursuant to which the Company will grant May & Speh an option (the "Option") to purchase up to 19.9% of the number of shares (the "Option Shares") of common stock, par value $.10 per share, ("Common Stock"), of the Company issued and outstanding immediately prior to the grant of the Option;

           WHEREAS, as a condition to the Merger Agreement and in order to induce May & Speh to enter into the Merger Agreement, Charles D. Morgan, a holder of shares of Common Stock ("Stockholder"), proposes to enter into an irrevocable proxy, dated as of May 26, 1998, between Stockholder and May & Speh, pursuant to which Stockholder is granting May & Speh an irrevocable proxy (the "Proxy") to vote such shares of Common Stock; and

           WHEREAS, the Board of Directors of the Company has determined it advisable and in the best interest of its stockholders to amend the Rights Agreement to enable the Company to enter into the Merger Agreement and Stock Option Agreement and consummate the transactions contemplated thereby without causing May & Speh to become an "Acquiring Person" (as defined in the Rights Agreement).

           NOW, THEREFORE, in consideration of the premises and mutual agreements set forth herein and in the Rights Agreement, the parties hereby agree as follows:

           Section 1. Definitions. Capitalized terms used and not otherwise defined herein shall have the meaning assigned to such terms in the Rights Agreement.

           Section 2. Amendments to the Rights Agreement. The Rights Agreement is hereby amended as set forth in this Section 2.

                (a) Section 1.1 of the Rights Agreement is hereby amended by deleting the first sentence there of and inserting in lieu thereof the following:

                "Acquiring Person" shall mean any Person who is Beneficial Owner of 20% or more of the outstanding shares of Voting Stock (as hereinafter defined); provided, however, that the term "Acquiring Person" shall not include any Person (i) who is the Beneficial Owner of 20% or more of the outstanding Shares of Common Stock on the date of this Agreement or who shall become the Beneficial Owner (as hereinafter defined) of 20% or more of the outstanding shares of Voting Stock solely as a result of an acquisition by the Company of shares of Voting Stock, until such time hereafter or thereafter as any of such Persons shall become the Beneficial Owner (other than by means of a stock dividend or stock split) of any additional shares of Voting Stock, (ii) who is the Beneficial Owner of 20% or more of the outstanding shares of Voting Stock but who acquired Beneficial Ownership (as hereinafter defined) of shares of Voting Stock without plan or intention to seek or affect control of the Company, if such Person (as hereinafter defined), upon notice by the Company, promptly enters into an irrevocable commitment promptly to divest, and thereafter promptly divests (without exercising or retaining any power, including voting, with respect to such shares), sufficient shares of Voting Stock (or securities convertible into, exchangeable into or exercisable for Voting Stock) so that such Person ceases to be the Beneficial Owner of 20% or more of the outstanding shares of Voting Stock; and (iii) who Beneficially Owns shares of Voting Stock consisting solely of one or more of (A) shares of Voting Stock Beneficially Owned pursuant to the grant or exercise of an option granted to such Person by the Company in connection with an agreement to merge with, or acquire, the Company at a time at which there is no Acquiring Person, (B) shares of Voting Stock (or securities convertible into, exchangeable into or exercisable for Voting Stock), Beneficially Owned by such Person or its Affiliates (as hereinafter defined) or Associates (as hereinafter defined) at the time of grant of such option or (C) shares of Voting Stock (or securities convertible into, exchangeable into or exercisable for Voting Stock) acquired by Affiliates or Associates of such Person after the time of such grant, which, in the aggregate, amount to less than 1% of the outstanding shares of Voting Stock; and provided, further, however, that May & Speh, Inc. ("May & Speh") and its Affiliates and Associates shall not be deemed to be an Acquiring Person as a result of either (x) the grant of the Option (as such term is defined in the Stock Option Agreement, dated as of May 26, 1998 between the Company and May & Speh (the "Stock Option Agreement")) pursuant to the Stock Option Agreement, or at any time following the exercise thereof and the issuance of shares of Common Stock in accordance with the terms of the Stock Option Agreement, (y) the grant of the Proxy, dated as of May 26, 1998, to May & Speh by Charles D. Morgan, or at any time following the delivery and execution thereof or (z) the grant of certain additional proxies with respect to shares of Common Stock owned by certain other stockholders of the Company contemplated by the Agreement and Plan of Merger, dated as of May 26, 1998, among the Company, May & Speh and ACX Acquisition Co., Inc.

           Section 3.     Miscellaneous.

                (a) The term "Agreement" as used in the Rights Agreement shall be deemed to refer to the Rights Agreement as amended hereby.

                (b) The foregoing amendment shall be effective as of the date first above written, and, except as set forth herein, the Rights Agreement shall remain in full force and effect and shall be otherwise unaffected hereby.

                (c) This Amendment may be executed in two or more counterparts, each of which shall be deemed to be an original, but all for which together shall constitute one and the same instrument.

                (d) This Amendment shall be deemed to be a contract made under the laws of the State of Delaware and for all purposes shall be governed by and construed in accordance with the laws of such State applicable to contracts to be made and performed entirely within such State.


           IN WITNESS WHEREOF, the parties hereto have caused this Amendment Number One to be duly executed and attested, all as of the day and year first above written.

 Attest:                            ACXIOM CORPORATION


 By: /s/ Catherine L. Hughes        By: /s/ Charles D. Morgan
    ------------------------           ---------------------------
 Name:  Catherine L. Hughes         Name:  Charles D. Morgan
 Title: Secretary                   Title: President



 Attest:                            FIRST CHICAGO TRUST COMPANY OF NEW YORK


 By: /s/ T. Marshall                 By: /s/ Peter Sablich
    ------------------------           ------------------------------------
 Name:  T. Marshall                 Name:  Peter Sablich
 Title: Account Officer             Title: Vice President

                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                  FORM 8-K

                               CURRENT REPORT


 Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

 Date of Report (Date of earliest event reported):  September 17, 1998


                              ACXIOM CORPORATION
           (Exact name of registrant as specified in its charter)


       Delaware                   0-13163                    71-0581897
(State of other jurisdiction    (Commission                (IRS Employer
  of incorporation)             File Number)             Identification No.)


301 Industrial Boulevard, Conway, Arkansas                  72033-2000
 (Address of principal executive offices)                   (Zip Code)


 Registrant's telephone number, including area code:  (501) 336-1000


 Former name or former address, if changed since last report; No change



 ITEM 5.   OTHER EVENTS.

      At an annual meeting of stockholders (the "Annual Meeting") of Acxiom Corporation (the "Company"), held on September 17, 1998, the stockholders of the Company approved the acquisition of May & Speh, Inc. ("May & Speh") pursuant to a merger of a wholly owned subsidiary of the Company with and into May & Speh (the "Merger"). The Merger became effective on September 17, 1998. As a result of the Merger, the holders of the outstanding shares of May & Speh's common stock, $.01 par value (the "May & Speh Common Stock"), will receive 0.8 of a share of common stock, $.10 par value, of the Company for each share of May & Speh Common Stock held.

      The Company incorporates by reference into the Current Report on Form 8-K the additional information about the Merger set forth in the joint press release of the Company and May & Speh, dated September 17, 1998, a copy of which is attached hereto as Exhibit 99.1.

 ITEM 7.  FINANCIAL STATEMENTS, PRO FORMA FINANCIAL INFORMATION AND EXHIBITS.

      (c)  Exhibits

      99.1 Joint Press Release of the Company and May & Speh dated September 17, 1998 (announcing consummation of Merger).


      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.


                               ACXIOM CORPORATION


                               By:   /s/ Catherine L. Hughes
                                    _________________________________
                                    Name:  Catherine L. Hughes
                                    Title: Secretary and
                                           General Counsel


 Date:  September 18, 1998



                               EXHIBIT INDEX


 EXHIBIT NO.                   DESCRIPTION

      99.1 Joint Press Release of the Company and May & Speh dated September 17, 1998 (announcing consummation of Merger).

                                                           Exhibit 99.1


 Acxiom Corporation                      May & Speh, Inc.
 301 Industrial Blvd.                    1501 Opus Place
 P.O. Box 2000                           Downers Grove, IL 60515-5713
 Conway, AR 72233-2000

 For more information, contact:          For more information, contact:

 Robert S. Bloom                         Eric Loughmiller
 Company Finance Leader                  Chief Financial Officer
 (501) 336-1321                          (630) 719-0432


                   ACXIOM(R) CORPORATION AND MAY & SPEH, INC.
                              COMPLETE MERGER

           CONWAY, AR AND DONWERS GROVE, IL, SEPTEMBER 17, 1998
 Acxiom(R) Corporation (Nasdaq:  ACXM) and May & Speh, Inc.
 (Nasdaq
 SPEH) today jointly announced completion of their merger. As a result of the merger, which became effective today following approval by the stockholders of each company, May & Speh will become a wholly-owned subsidiary of Acxiom. Stockholders of May & Speh will receive .8 of a share of Acxiom common stock for each share of May & Speh common stock held.

           May & Speh stockholders will be sent information explaining the procedures to be followed for exchanging their shares for shares of Acxiom common stock they are entitled to receive as a result of the merger. Also in connection with the merger, Acxiom has announced that it will be a co-obligor of the May & Speh 51/4% Senior Subordinated Notes due 2003.

           Charles D. Morgan, Chairman and Company Leader of Acxiom, commented, "The new company's joint resources are a very powerful combination. Our product and services offerings will be significantly enhanced when we marry Acxiom's data with May and Speh's analytical capability and the combined know-how of our two companies. We are very excited about the cost-saving and significant growth opportunities that the merger of the two companies will create."

           An organizational alignment plan has been developed and approved and will be phased in over the next several months. The new alignment, which will be effective and fully in place by April 1, 1999, will represent five Acxiom Divisions: International (headquartered in London) and Outsourcing (headquartered in Chicago), as well as Financial, Data Products, and Services (headquartered in Conway). The objective is to create maximum focus and synergy on the vertical industries, outsourcing opportunities and international development of the combined company.

           Acxiom provides a wide spectrum of data products, data integration services, and mailing list services, as well as data warehousing and decision support services to major U.S. and international firms. Founded in 1969, Acxiom is headquartered in Conway, Arkansas, with operations throughout the United States and in the United Kingdom and France.

           Founded in 1947, May & Speh is a leading provider of technology-based information management services with a focus on direct marketing services and information technology (IT) outsourcing services. The company's database marketing solutions help companies execute more profitable direct marketing and customer management programs. Services include strategic analysis and management; systems consulting; data warehouse design and management; modeling and analysis; and list processing. For companies looking to outsource all or part of their information systems operations, May & Speh provides IT services to support mainframe and mid-range (client/server) processing and network management.

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                             -----------------------



                                    FORM 8-K

                                 CURRENT REPORT
                             -----------------------




                     PURSUANT TO SECTION 13 OR 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                                February 8, 1999
                DATE OF REPORT (Date of earliest event reported)



                               ACXIOM CORPORATION
             (Exact name of registrant as specified in its charter)


       DELAWARE                     0-13163                  71-0581897
    (State or other               (Commission               (IRS Employer
    jurisdiction of               File Number)          Identification Number)
     incorporation)




                            301 Industrial Boulevard
                           Conway, Arkansas 72033-2000
                    (Address of principal executive offices)
                                   (Zip Code)


                                 (501) 336-1000
              (Registrant's telephone number, including area code)

Item 5.  Other Events.

         As has been disclosed by registrant in prior filings, on September 17, 1998, registrant acquired May & Speh, Inc. Registrant accounted for the transaction as a pooling of interests. Because of this transaction, if registrant desires to file a registration statement under the Securities Act of 1933, registrant will be required to prepare restated financial statements reflecting such transaction.

         Registrant has prepared restated consolidated financial statements reflecting the above-described transaction and is filing them as Exhibit 99 to this Current Report on Form 8-K so that registrant may incorporate such financial statements into any future registration statements by reference to this report.

Item 7.  Financial Statements and Exhibits

          (c)  Exhibits

               23.1 Consent of KPMG LLP

               23.2 Consent of PricewaterhouseCoopers LLP

               99 Consolidated Financial Statements of Acxiom Corporation (as restated to reflect the acquisition of May & Speh, Inc. on September 17, 1998)

                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

                               ACXIOM CORPORATION


                                          By:  /s/ Catherine L. Hughes
                                             -----------------------------------
                                             Catherine L. Hughes
                                             Secretary and General Counsel
Date: February 8, 1999

                                  Exhibit Index

  Number in
Exhibit Table                              Exhibit

     23.1           Consent of KPMG LLP

     23.2           Consent of PricewaterhouseCoopers LLP

     99 Consolidated Financial Statements of Acxiom Corporation (as restated to reflect the acquisition of May & Speh, Inc. on September 17, 1998)

                                                                    EXHIBIT 23.1

                          Independent Auditors' Consent



The Board of Directors
Acxiom Corporation:


We consent to incorporation by reference in the registration statements (No. 33-17115, No. 33-37609, No. 33-37610, No. 33-42351, No. 33-72310, No. 33-72312,
No. 33-63423 and No. 333-03391) on Form S-8 of Acxiom Corporation of our report dated January 28, 1999, relating to the consolidated financial statements and related consolidated financial statement schedule of Acxiom Corporation and subsidiaries as of March 31, 1998 and 1997, and for each of the years in the three-year period ended March 31, 1998 which report appears in this current Form 8-K of Acxiom Corporation.



                                          /s/ KPMG LLP



Little Rock, Arkansas
February 5, 1999

                                                                    EXHIBIT 23.2

                       CONSENT OF INDEPENDENT ACCOUNTANTS



We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (No. 33-17115, No. 33-37609, No. 33-37610, No. 33-42351,
No. 33-72310,  No. 33-72312,  No. 33-63423,  No. 333-03391 and No. 333-63633) of
Acxiom Corporation of our report dated November 1, 1996, in this Current Report on Form 8-K of Acxiom Corporation, relating to the consolidated balance sheet of May & Speh, Inc. as of September 30, 1996 (not presented separately herein) and the related consolidated statements of operations and of cash flows for the years ended September 30, 1996 and 1995 (not presented separately herein).


PricewaterhouseCoopers LLP
Chicago, Illinois
February 2, 1999

                               ACXIOM CORPORATION
                                AND SUBSIDIARIES

                   Index to Consolidated Financial Statements


                                                                           Page

Independent Auditors' Reports                                                1

Consolidated Balance Sheets - March 31, 1998 and 1997                        3

Consolidated Statements of Earnings - Years ended March 31, 1998,
    1997 and 1996                                                            4

Consolidated Statements of Stockholders' Equity - Years ended
    March 31, 1998, 1997 and 1996                                            5

Consolidated Statements of Cash Flows - Years ended
    March 31, 1998, 1997 and 1996                                            7

Notes to Consolidated Financial Statements                                   9

Financial Statement Schedule - Valuation and Qualifying Accounts -
    Years ended March 31, 1998, 1997 and 1996                               26

                          Independent Auditors' Report


The Board of Directors and Stockholders
Acxiom Corporation:


We have audited the accompanying consolidated financial statements of Acxiom Corporation and subsidiaries as listed in the accompanying index. In connection with our audits of the consolidated financial statements, we have also audited the financial statement schedule as listed in the accompanying index. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We did not audit the consolidated financial statements of May & Speh, Inc., a wholly-owned subsidiary, which statements reflect total assets constituting 27 percent at March 31, 1997, and total revenues constituting 16 percent and 19 percent during the years ended March 31, 1997 and 1996, respectively, of the related consolidated totals. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for May & Speh, Inc., is based solely on the report of the other auditors.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of the other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Acxiom Corporation and subsidiaries as of March 31, 1998 and 1997, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 1998, in conformity with generally accepted accounting principles. Also in our opinion, based on our audits and the report of other auditors, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.


                                            /s/ KPMG LLP

Little Rock, Arkansas
January 28, 1999

                        Report of Independent Accountants


The Board of Directors and Stockholders
of May & Speh, Inc.


In our opinion, the consolidated balance sheet of May & Speh, Inc. (not presented separately herein) and the related statements of operations, of cash flows and of changes in stockholders' equity (not presented separately herein) present fairly, in all material respects, the financial position, results of operations and cash flows of May & Speh, Inc. as of and for each of the two years in the period ended September 30, 1996, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Chicago, Illinois
November 1, 1996

                       ACXIOM CORPORATION AND SUBSIDIARIES

                           Consolidated Balance Sheets

                             March 31, 1998 and 1997

                             (Dollars in thousands)

               Assets                                      1998          1997
                                                          -------       -------
Current assets:
  Cash and cash equivalents                             $ 115,510        13,119
  Marketable securities                                    11,794        20,334
  Trade accounts receivable, net                          118,281        90,922
  Refundable income taxes                                   7,670         5,360
  Other current assets (note 8)                            34,615        14,412
                                                          -------       -------
      Total current assets                                287,870       144,147
Property and equipment, net of accumulated
  depreciation and amortization (notes 4 and 5)           185,684       142,919
Software, net of accumulated amortization of $11,642
  in 1998 and $11,347 in 1997 (note 3)                     38,673        24,167
Excess of cost over fair value of net assets acquired,
  net of accumulated amortization of $8,585 in 1998
  and $5,030 in 1997 (note 2)                              73,851        55,160
Other assets                                               87,072        45,236
                                                          -------       -------
                                                        $ 673,150       411,629
                                                          =======       =======

    Liabilities and Stockholders' Equity
Current liabilities:
  Current installments of long-term debt (note 5)          10,466         9,411
  Trade accounts payable                                   21,946        19,036
  Accrued expenses:
    Payroll                                                18,293         9,255
    Other                                                  20,846        10,951
  Deferred revenue                                         11,197         3,537
                                                          -------       -------
      Total current liabilities                            82,748        52,190
Long-term debt, excluding current installments (note 5)   254,240       109,371
Deferred income taxes (note 8)                             34,968        18,240
Stockholders' equity (notes 2, 5, 7 and 8):
  Common stock                                              7,405         7,268
  Additional paid-in capital                              121,130       106,546
  Retained earnings                                       175,946       125,597
  Foreign currency translation adjustment                     676           278
  Unearned ESOP compensation                               (1,782)       (5,346)
  Treasury stock, at cost                                  (2,181)       (2,515)
                                                          -------       -------
      Total stockholders' equity                          301,194       231,828

Commitments and contingencies (notes 5, 6, 9, 10 and 13)

                                                          -------       -------
                                                        $ 673,150       411,629
                                                          =======       =======

See accompanying notes to consolidated financial statements.

                       ACXIOM CORPORATION AND SUBSIDIARIES

                       Consolidated Statements of Earnings

                    Years ended March 31, 1998, 1997 and 1996

                (Dollars in thousands, except per share amounts)



                                                 1998        1997        1996
                                                -------     -------     -------

Revenue (notes 2 and 11)                      $ 569,020     479,239     331,543

Operating costs and expenses (notes 3, 6,
  9 and 10):
  Salaries and benefits                         210,327     171,364     121,470
  Computer, communications and other
    equipment                                    86,338      76,366      54,850
  Data costs                                     88,246      77,874      64,945
  Other operating costs and expenses            100,272      87,283      45,689
  Severance cost                                  4,700           -           -
                                                -------     -------     -------
      Total operating costs and expenses        489,883     412,887     286,954
                                                -------     -------     -------
      Income from operations                     79,137      66,352      44,589
                                                -------     -------     -------

Other income (expense):
  Interest expense                              (10,044)     (5,746)     (3,227)
  Other, net (note 14)                            4,294         (71)        560
                                                -------     -------     -------
                                                 (5,750)     (5,817)     (2,667)
                                                -------     -------     -------

Earnings before income taxes                     73,387      60,535      41,922

Income taxes (note 8)                            27,332      22,800      15,838
                                                -------     -------     -------
      Net earnings                            $  46,055      37,735      26,084
                                                =======     =======     =======

Earnings per share:
  Basic                                       $     .64         .54         .41
                                                =======     =======     =======

  Diluted                                     $     .57         .49         .38
                                                =======     =======     =======


See accompanying notes to consolidated financial statements.

                               ACXIOM CORPORATION
                                AND SUBSIDIARIES

                 Consolidated Statements of Stockholders' Equity

                    Years ended March 31, 1998, 1997 and 1996

                             (Dollars in thousands)


                                                    Common stock
                                                --------------------  Additional
                                                  Number               paid-in
                                                of shares     Amount   capital
                                                ----------    ------   -------

Balances at March 31, 1995                      62,525,172   $ 6,252    44,280
  DataQuick merger (note 2)                      1,969,678       197     5,113
  Retirement of DataQuick common stock prior
    to merger                                            -         -    (1,010)
  Sale of DataQuick common stock prior to
    merger                                               -         -       190
  DataQuick dividends prior to merger                    -         -         -
  May & Speh dividends                                   -         -         -
  Tax benefit of dividends paid on unallocated
    shares of ESOP                                       -         -         -
  Sale of common stock                             562,794        56     2,063
  Tax benefit of stock options exercised
    (note 8)                                             -         -       656
  Purchase and retirement of May & Speh common
    stock                                          (82,464)       (8)        7
  Employee stock awards and shares issued to
    employee benefit plans, net of treasury
    shares repurchased                              13,356         2       881
  ESOP compensation earned                               -         -         -
  Translation adjustment                                 -         -         -
  Net earnings                                           -         -         -
                                                ----------     -----   -------
Balances at March 31, 1996                      64,988,536     6,499    52,180
  Pro CD merger (note 2)                         3,313,324       331     2,647
  Sale of common stock                           4,381,362       438    46,828
  Tax benefit of stock options exercised
    (note 8)                                             -         -     2,232
  Issuance of common stock warrants                      -         -     1,300
  Employee stock awards and shares issued to
    employee benefit plans, net of treasury
    shares repurchased                                   -         -     1,359
  ESOP compensation earned                               -         -         -
  Translation adjustment                                 -         -         -
  Net earnings                                           -         -         -
                                                ----------     -----   -------
Balances at March 31, 1997                      72,683,222     7,268   106,546
  May & Speh merger (note 2)                        72,160         7       115
  Sale of common stock                           1,235,971       124     9,158
  Tax benefit of stock options exercised
    (note 8)                                             -         -     2,763
  Employee stock awards and shares issued to
    employee benefit plans, net of treasury
    shares repurchased                              57,529         6     2,548
  ESOP compensation earned                               -         -         -
   Translation adjustment                                -         -         -
  Net earnings                                           -         -         -
                                                ----------     -----   -------
Balances at March 31, 1998                      74,048,882   $ 7,405   121,130
                                                ==========     =====   =======

See accompanying notes to consolidated financial statements.

             Foreign                         Treasury stock           Total
            currency       Unearned      ----------------------   stockholders'
Retained   translation       ESOP         Number                      equity
earnings   adjustment    compensation    of shares       Amount      (note 7)
--------   -----------   ------------    ---------       ------   -------------

  69,108          7        (11,363)     (1,311,570)    $ (2,407)     105,877
     447          -              -               -            -        5,757

       -          -              -               -            -       (1,010)

       -          -              -               -            -          190
    (468)         -              -               -            -         (468)
  (2,545)         -          1,230               -            -       (1,315)

     247          -              -               -            -          247
       -          -              -               -            -        2,119

       -          -              -               -            -          656

    (259)         -              -               -            -         (260)


       -          -              -          69,328           84          967
       -          -          2,411               -            -        2,411
       -       (870)             -               -            -         (870)
  26,084          -              -               -            -       26,084
 -------      -----          -----       ---------        -----      -------
  92,614       (863)        (7,722)     (1,242,242)      (2,323)     140,385
  (4,752)         -              -               -            -       (1,774)
       -          -              -               -            -       47,266


       -          -              -               -            -        2,232
       -          -              -               -            -        1,300

       -          -              -         145,912         (192)       1,167
       -          -          2,376               -            -        2,376
       -      1,141              -               -            -        1,141
  37,735          -              -               -            -       37,735
 -------      -----          -----       ---------        -----      -------
 125,597        278         (5,346)     (1,096,330)      (2,515)     231,828
   4,294          -          1,188               -            -        5,604
       -          -              -               -            -        9,282

       -          -              -               -            -        2,763


       -          -              -         259,410          334        2,888
       -          -          2,376               -            -        2,376
       -        398              -               -            -          398
  46,055          -              -               -            -       46,055
 -------      -----          -----       ---------        -----      -------
 175,946        676         (1,782)       (836,920)    $ (2,181)     301,194
 =======      =====          =====       =========        =====      =======

                       ACXIOM CORPORATION AND SUBSIDIARIES

                      Consolidated Statements of Cash Flows

                    Years ended March 31, 1998, 1997 and 1996

                             (Dollars in thousands)



                                                  1998       1997       1996
                                                 -------    -------    -------

Cash flows from operating activities:
  Net earnings                                 $  46,055     37,735     26,084
  Adjustments to reconcile net earnings to net
    cash provided by operating activities:
    Depreciation and amortization                 49,658     35,400     22,832
    Loss (gain) on disposal or impairment
      of assets                                     (960)     2,412         49
    Provision for returns and doubtful accounts    3,094      4,462        149
    Deferred income taxes                         12,143      8,163      3,926
    Tax benefit of stock options exercised         2,763      2,232        656
    ESOP principal payments                        2,376      2,376      2,411
    Changes in operating assets and liabilities:
      Accounts receivable                        (29,453)   (24,034)    (4,971)
      Other assets                               (42,258)   (16,107)    (4,816)
      Accounts payable and other liabilities      21,025     (8,649)     6,417
                                                 -------    -------     ------
        Net cash provided by operating
          activities                              64,443     43,990     52,737
                                                 -------    -------     ------

Cash flows from investing activities:
  Disposition of assets                           15,340      2,385        402
  Proceeds from sale of marketable securities     19,021     12,919      1,575
  Purchases of marketable securities              (5,778)   (31,366)      (648)
  Cash received in merger                              -         21      1,624
  Development of software                        (21,411)   (10,715)    (5,172)
  Capital expenditures                           (67,865)   (64,973)   (45,939)
  Investments in joint ventures                   (6,072)         -          -
  Net cash paid in acquisitions (note 2)         (19,841)   (16,223)    (6,020)
                                                 -------    -------     ------
        Net cash used in investing activities    (86,606)  (107,952)   (54,178)
                                                 -------    -------     ------

Cash flows from financing activities:
  Proceeds from debt                             125,820     39,459     23,995
  Payments of debt                               (10,015)   (20,994)   (16,414)
  Sale of common stock                            12,171     48,433      2,309
  DataQuick pre-merger retirement of common
    stock                                              -          -     (1,010)
  DataQuick pre-merger dividends                       -          -       (468)
  Dividends paid, net of related ESOP remittance       -          -     (1,315)
  Repurchases of common stock                          -          -       (202)
                                                 -------    -------     ------
        Net cash provided by financing
          activities                             127,976     66,898      6,895
                                                 -------    -------     ------

                                                                    (Continued)
                                      -7-

                       ACXIOM CORPORATION AND SUBSIDIARIES

                    Years ended March 31, 1998, 1997 and 1996

                             (Dollars in thousands)



                                                  1998       1997      1996
                                                 -------    ------    ------

Effect of exchange rate changes on cash        $       2         -       (63)
                                                 -------    ------    ------
Net increase (decrease) in cash and cash
  equivalents                                    105,815     2,936     5,391
Cash and cash equivalents at beginning of year     9,695    10,183     4,792
                                                 -------    ------    ------
Cash and cash equivalents at end of year       $ 115,510    13,119    10,183
                                                 =======    ======    ======


Supplemental cash flow information:
  Convertible debt issued in acquisition
    (note 2)                                   $       -    25,000         -
  Cash paid during the year for:
    Interest                                       9,303     5,053     3,879
    Income taxes                                  12,627    15,131    13,815
    Acquisition of property and equipment
      under capital lease                         14,939    11,373       342
                                                 =======    ======    ======


See accompanying notes to consolidated financial statements.

                       ACXIOM CORPORATION AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

                          March 31, 1998, 1997 and 1996


(1)  Summary of Significant Accounting Policies

     (a)  Nature of Operations

          The Company provides information management technology and other related services, primarily for marketing applications. Operating units of the Company provide list services, data warehouse services, data and information products, fulfillment services, computerized list, postal and database services, and outsourcing and facilities management services primarily in the United States (U.S.) and United Kingdom (U.K.), along with limited activities in Canada, Netherlands and Asia.

     (b)  Consolidation Policy

          The consolidated financial statements include the accounts of Acxiom Corporation and its subsidiaries ("Company"). All significant intercompany balances and transactions have been eliminated in consolidation. Investments in 20% to 50% owned entities are accounted for using the equity method.

     (c)  Use of Estimates

          Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these consolidated financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

     (d)  Marketable Securities

          Investments are stated at cost which approximates fair market value; gains and losses are recognized in the period realized. The Company has classified its securities as available for sale.

     (e)  Accounts Receivable

          Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of trade accounts receivables. The Company's receivables are from a large number of customers. Accordingly, the Company's credit risk is affected by general economic conditions. Although the Company has several large individual customers, concentrations of credit risk are limited because of the diversity of the Company's customers.

          Trade accounts receivable are presented net of allowances for doubtful accounts and credits of $3.6 million and $4.7 million in 1998 and 1997, respectively.

                                                                     (Continued)
                                      -9-

                       ACXIOM CORPORATION AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

                          March 31, 1998, 1997 and 1996


     (f)  Property and Equipment

          Property and equipment are stated at cost. Depreciation and amortization are calculated on the straight-line method over the estimated useful lives of the assets as follows: buildings and improvements, 5 - 31.5 years; office furniture and equipment, 3 - 12 years; and data processing equipment, 2 - 10 years.

          Property held under capitalized lease arrangements is included in property and equipment, and the associated liabilities are included with long-term debt. Property and equipment taken out of service and held for sale is recorded at net realizable value and depreciation is ceased.

     (g)  Software and Research and Development Costs

          Capitalized and purchased software costs are amortized on a straight-line basis over the remaining estimated economic life of the product, or the amortization that would be recorded by using the ratio of gross revenues for a product to total current and anticipated future gross revenues for that product, whichever is greater. Research and development costs incurred prior to establishing technological feasibility of software products are charged to operations as incurred.

          The American Institute of Certified Public Accountants has issued Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" ("SOP 98-1") which is effective for financial statements for fiscal years beginning after December 14, 1998. SOP 98-1 provides guidance on accounting for the costs of computer software developed or obtained for internal use. This pronouncement identifies the characteristics of internal use software and provides guidance on new cost recognition principles. The Company does not believe the adoption of SOP 98-1 will have a material impact on the manner in which the Company has been accounting for such costs.

     (h)  Excess of Cost Over Fair Value of Net Assets Acquired

          The excess of acquisition costs over the fair values of net assets acquired in business combinations treated as purchase transactions ("goodwill") is being amortized on a straight-line basis over 15 to 25 years from acquisition dates. The Company periodically evaluates the existence of goodwill impairment on the basis of whether the goodwill is fully recoverable from the projected, undiscounted net cash flows of the related business unit. The amount of goodwill impairment, if any, is measured based on projected discounted future operating cash flows using a discount rate reflecting the Company's average cost of funds. The assessment of the recoverability of goodwill will be impacted if estimated future operating cash flows are not achieved.

     (i)  Revenue Recognition

          Revenue from direct marketing services, including the production and delivery of marketing lists and enhancement data, and from information technology outsourcing services, including facilities management contracts, are recognized as services are performed. Services performed are generally determined based upon records processed or computer time used. In the case of long-term outsourcing contracts, capital expenditures incurred in connection with the contract are capitalized and amortized over the term of the contract whereby profit is recognized under the contracts at a consistent rate of margin as services are performed under the contract. In


                                                                     (Continued)
                                      -10-

                       ACXIOM CORPORATION AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

                          March 31, 1998, 1997 and 1996


          certain outsourcing contracts, additional revenue is recognized based upon attaining certain annual margin improvements or cost savings over performance benchmarks as specified in the contracts. Such additional revenue is recognized when it is determinable that such benchmarks have been met.

          Revenue from sales and licensing of software and data are recognized when the software and data are delivered; the fee for such data is fixed or determinable; and collectibility of such fee is probable. Software and data file maintenance is recognized over the term of the agreements. In the case of multiple-element software and data arrangements, revenue is allocated to the respective elements based upon their relative fair value. Billed but unearned portions of revenue are deferred.

          Included in other assets are unamortized outsourcing capital expenditure costs in the amount of $25.0 million and $18.1 million as of March 31, 1998 and 1997, respectively. Noncurrent receivables from software license, data, and equipment sales are also included in other assets in the amount of $20.3 million and $9.6 million as of March 31, 1998 and 1997, respectively. The current portion of such receivables is included in other current assets in the amount of $9.5 million and $2.9 million as of March 31, 1998 and 1997, respectively. Certain of the noncurrent receivables have no stated interest rate. In such cases, such receivables have been discounted using an appropriate imputed interest rate based upon the customer, type of agreement, collateral and payment terms. This discount is being recognized into income using the interest method.

     (j)  Income Taxes

          The Company and its domestic subsidiaries file a consolidated Federal income tax return. The Company's foreign subsidiaries file separate income tax returns in the countries in which their operations are based.

          Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

     (k)  Foreign Currency Translation

          The balance sheets of the Company's foreign subsidiaries are translated at year-end rates of exchange, and the statements of earnings are translated at the weighted average exchange rate for the period. Gains or losses resulting from translating foreign currency financial statements are accumulated in a separate component of stockholders' equity.

                                                                     (Continued)
                                      -11-

                       ACXIOM CORPORATION AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

                          March 31, 1998, 1997 and 1996



     (l)  Earnings Per Share

          The Company adopted Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings Per Share" during the year ended March 31, 1998. Below is the calculation and reconciliation of the numerator and denominator of basic and diluted earnings per share (in thousands, except per share amounts):

                                               1998         1997          1996
                                              ------       ------        ------

          Basic earnings per share:
            Numerator (net earnings)        $ 46,055       37,735        26,084
                                              ======       ======        ======

            Denominator (weighted
              average shares outstanding)     72,199       69,279        63,398
                                              ======       ======        ======

            Earnings per share              $    .64          .54           .41
                                              ======       ======        ======

          Diluted earnings per share:
            Numerator:
              Net earnings                  $ 46,055       37,735        26,084
              Interest expense on
                convertible debt
                (net of tax effect)              465          445             -
                                              ------       ------        ------
                                            $ 46,520       38,180        26,084
                                              ======       ======        ======
          Denominator:
            Weighted average shares
              outstanding                     72,199       69,279        63,398
            Effect of common stock options     3,593        3,782         2,874
            Effect of common stock warrant     3,015        3,004         2,295
            Convertible debt                   2,102        2,000             -
                                              ------       ------        ------
                                              80,909       78,065        68,567
                                              ======       ======        ======
          Earnings per share                $    .57          .49           .38
                                              ======       ======        ======

          Options to purchase shares of common stock that were outstanding during 1998, 1997 and 1996 but were not included in the computation of diluted earnings per share because the option exercise price was greater than the average market price of the common shares are shown below.

                                  1998              1997              1996
                             ---------------   ---------------   ---------------

          Number of shares
            under option        2,176,043         1,431,992          568,287

          Range of exercise
            prices           $15.94 - $35.92   $18.61 - $35.00   $12.25 - $24.81


                                                                     (Continued)
                                      -12-

                       ACXIOM CORPORATION AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

                          March 31, 1998, 1997 and 1996



     (m)  Impairment of Long-Lived  Assets and Long-Lived  Assets to Be Disposed
          Of

          Long-lived assets and certain identifiable intangibles are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

     (n)  Cash and Cash Equivalents

          The Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents.

     (o)  Reclassifications

          To conform to the 1998 presentation, certain accounts for 1997 and 1996 have been reclassified. The reclassifications had no effect on net earnings.

(2)  Acquisitions

     On September 17, 1998 the Company issued 20,858,923 shares of its common stock in exchange for all outstanding capital stock of May & Speh, Inc. ("May & Speh"). Additionally, the Company assumed all of the currently outstanding options granted under May & Speh's stock option plans with the result that 4,289,202 shares of the Company's common stock became subject to issuance upon exercise of such options. This business combination has been accounted for as a pooling-of-interests and, accordingly, the consolidated financial statements for periods prior to the combination have been restated to include the accounts and results of operations of May & Speh.

     The results of operations previously reported by the separate enterprises and the combined amounts presented in the accompanying consolidated financial statements are summarized below.

                                     1998            1997            1996
                                    -------         -------         -------

      Revenue:
        Acxiom Corporation        $ 465,065         402,016         269,902
        May & Speh                  103,955          77,223          61,641
                                    -------         -------         -------

          Combined                $ 569,020         479,239         331,543
                                    =======         =======         =======

      Net earnings:
        Acxiom Corporation           35,597          27,512          18,223
        May & Speh                   10,458          10,223           7,861
                                    -------         -------         -------

          Combined                $  46,055          37,735          26,084
                                    =======         =======         =======

                                                                     (Continued)

                       ACXIOM CORPORATION AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

                          March 31, 1998, 1997 and 1996


     Prior to the combination, May & Speh's fiscal year ended September 30. In recording the pooling-of-interests combination, May & Speh's consolidated financial statements as of and for the year ended March 31, 1998 were combined with Acxiom's consolidated financial statements for the same period and May & Speh's consolidated financial statements as of September 30, 1996 and for each of the two years ended September 30, 1996 were combined with Acxiom's consolidated financial statements as of March 31, 1997 and for each of the two years ended March 31, 1997, respectively. May & Speh's unaudited consolidated results of operations for the six months ended March 31, 1997 included revenue of $42.9 million and net earnings of $4.3 million. An adjustment has been made to retained earnings as of March 31, 1997 to record the net earnings of May & Speh for the six months ended March 31, 1997.

     Effective October 1, 1997, the Company acquired 100% ownership of MultiNational Concepts, Ltd. ("MultiNational") and Catalog Marketing Services, Inc. (d/b/a Shop the World by Mail), entities under common control (collectively "STW"). Total consideration was $4.6 million (net of cash acquired) and other cash consideration based on the future performance of STW. MultiNational, headquartered in Hoboken, New Jersey, is an international mailing list and database maintenance provider for consumer catalogers interested in developing foreign markets. Shop the World by Mail, headquartered in Sarasota, Florida, provides cooperative customer acquisition programs, and also produces an international catalog of catalogs whereby end-customers in over 60 countries can order catalogs from around the world.

     Also effective October 1, 1997, the Company acquired Buckley Dement, L.P. and its affiliated company, KM Lists, Incorporated (collectively "Buckley Dement"). Buckley Dement, headquartered in Skokie, Illinois, provides list brokerage, list management, promotional mailing and fulfillment, and merchandise order processing to pharmaceutical, health care, and other commercial customers. Total consideration was $14.2 million (net of cash acquired) and other cash consideration based on the future performance of Buckley Dement.

     Both the Buckley Dement and STW acquisitions are accounted for as purchases and their operating results are included with the Company's results beginning October 1, 1997. The purchase price for the two acquisitions exceeded the fair value of net assets acquired by $12.6 million and $5.2 million for Buckley Dement and STW, respectively. The resulting excess of cost over net assets acquired is being amortized over its estimated economic life of 20 years. The pro forma combined results of operations, assuming the acquisitions occurred at the beginning of the fiscal year, are not materially different than the historical results of operations reported.

     On April 9, 1996, the Company issued 3,313,324 shares of its common stock for all of the outstanding common stock and common stock options of Pro CD, Inc., ("Pro CD"). Headquartered in Danvers, Massachusetts, Pro CD is a publisher of reference software on CD-ROM. The business combination was accounted for as a pooling-of-interests. The stockholders' equity and operations of Pro CD were not material in relation to those of the Company. As such, the Company recorded the combination by restating stockholders' equity as of April 1, 1996, without restating prior years' financial statements to reflect the pooling-of-interests. At April 1, 1996 Pro CD's liabilities exceeded its assets by $1.8 million.

                                                                     (Continued)

                       ACXIOM CORPORATION AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

                          March 31, 1998, 1997 and 1996


     Also in April, 1996, the Company acquired the assets of Direct Media/DMI, Inc. ("DMI") for $25 million and the assumption of certain liabilities of DMI. The $25 million purchase price is payable in three years, is partially collateralized by a letter of credit (see note 5), and may, at DMI's option, be paid in two million shares of Acxiom common stock in lieu of cash plus accrued interest. Headquartered in Greenwich, Connecticut, DMI provides list brokerage, management and consulting services to business-to-business and consumer list owners and mailers. At April 1, 1996 the liabilities assumed by the Company exceeded the fair value of the net assets acquired from DMI by approximately $1.0 million. The resulting excess of purchase price over fair value of net assets acquired is being amortized over its estimated economic life of 20 years. The acquisition has been accounted for as a purchase, and accordingly, the results of operations of DMI are included in the consolidated results of operations from the date of its acquisition.

     The purchase price for DMI has been allocated as follows (dollars in thousands):

        Trade accounts receivable                                 $  7,558
        Property and equipment                                       2,010
        Software                                                     3,500
        Excess of cost over fair value of net assets acquired       25,993
        Other assets                                                   840
        Short-term note payable to bank                            (11,594)
        Accounts payable and other liabilities                      (3,020)
        Long-term debt                                                (287)
                                                                    ------
                                                                  $ 25,000
                                                                    ======

     On August 25, 1995, the Company acquired all of the outstanding capital stock of DataQuick Information Systems (formerly an "S" Corporation) and DQ Investment Corporation (collectively, "DataQuick"). The Company exchanged 1,969,678 shares of its common stock for all of the outstanding shares of capital stock of DataQuick. Additionally, the Company assumed all of the currently outstanding options granted under DataQuick's stock option plans, with the result that 1,616,740 shares of the Company's common stock became subject to issuance upon exercise of such options (see note 7). The acquisition was accounted for as a pooling-of-interests.

     DataQuick, headquartered in San Diego, California, provides real property information to support a broad range of applications including marketing, appraisal, real estate, banking, mortgage and insurance. This information is distributed on-line and via CD-ROM, list services, and microfiche.

     The stockholders' equity and operations of DataQuick were not material in relation to those of the Company. As such, the Company recorded the combination by restating stockholders' equity as of April 1, 1995, without restating prior years' financial statements to reflect the pooling-of-interests combination. DataQuick's net assets as of April 1, 1995 totaled $5.8 million. The statements of earnings for the years ended March 31, 1998, 1997 and 1996 include the results of DataQuick for the entire periods presented. Included in the statement of earnings for 1996 are revenues of $8.0 million and earnings before income taxes of $79,000 for DataQuick for the period from April 1, 1995 to August 25, 1995.

                                                                     (Continued)
                                      -15-

                       ACXIOM CORPORATION AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

                          March 31, 1998, 1997 and 1996



(3)  Software and Research and Development Costs

     The Company recorded amortization expense related to internally developed computer software of $5.9 million, $5.4 million and $3.1 million in 1998, 1997 and 1996, respectively. Additionally, research and development costs of $13.7 million, $13.0 million and $8.3 million were charged to operations during 1998, 1997 and 1996, respectively.

(4)  Property and Equipment

     Property and equipment is summarized as follows (dollars in thousands):

                                                          1998          1997
                                                         -------       -------

       Land                                            $   8,344         8,441
       Buildings and improvements                         74,634        68,122
       Office furniture and equipment                     24,456        17,036
       Data processing equipment                         193,959       141,766
                                                         -------       -------
                                                         301,393       235,365
       Less accumulated depreciation and amortization    115,709        92,446
                                                         -------       -------
                                                       $ 185,684       142,919
                                                         =======       =======

(5)  Long-Term Debt

     Long-term debt consists of the following (dollars in thousands):

                                                           1998         1997
                                                          -------      -------

       5.25% convertible subordinated notes due 2003    $ 115,000            -

       Unsecured revolving credit agreement                36,445       21,454

       6.92% Senior notes due March 30, 2007, payable
         in annual installments of $4,286 commencing
         March 30, 2001; interest is payable
         semi-annually                                     30,000       30,000

       3.12% Convertible note, interest and principal
         due April 30, 1999; partially collateralized
         by letter of credit; convertible at maturity
         into two million shares of common stock
         (note 2)                                          25,000       25,000

       Capital leases on land, buildings and equipment
         payable in monthly payments of $359 of
         principal and interest; remaining terms of
         from five to twenty years; interest rates
         approximately 8%                                  22,818        9,975

       Obligation payable under software license
         agreement                                         10,949            -

                                                                     (Continued)
                                      -16-

                       ACXIOM CORPORATION AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

                          March 31, 1998, 1997 and 1996



                                                           1998         1997
                                                          -------      -------

       8.5% unsecured term loan; quarterly principal
         payments of $200 plus interest with the
         balance due in 2005                            $   9,800       11,200

       9.75% Senior notes, due May 1, 2000, payable
         in annual installments of $2,143 each May 1;
         interest is payable semi-annually                  6,429        8,571

       ESOP loan (note 10)                                  1,782        5,346

       Other capital leases, debt and long-term
         liabilities                                        6,483        7,236
                                                          -------      -------

           Total long-term debt                           264,706      118,782

       Less current installments                           10,466        9,411
                                                          -------      -------
           Long-term debt, excluding current
             installments                               $ 254,240      109,371
                                                          =======      =======

     In March 1998, May & Speh completed an offering of $115 million 5.25% convertible subordinated notes due 2003. The notes are convertible at the option of the holder into shares of the Company's common stock at a conversion price of $19.89 per share. The notes also are redeemable, in whole or in part, at the option of the Company at any time on or after April 3, 2001. The total net proceeds to the Company were approximately $110.8 million after deducting underwriting discounts and commissions and estimated offering expenses.

     The unsecured revolving credit agreement, which expires January 31, 2003 provides for revolving loans and letters of credit in amounts of up to $125 million. The terms of the credit agreement provide for interest at the prime rate (or, at other alternative market rates at the Company's option). At March 31, 1998, the effective rate was 7.175%. The agreement requires a commitment fee equal to 3/16 of 1% on the average unused portion of the loan. A letter of credit in the amount of $6.6 million is outstanding in connection with an acquisition (see note 2), leaving $118.4 million available for revolving loans. The Company also has another unsecured line of credit amounting to $1.5 million of which none was outstanding at March 31, 1998 or 1997. The other unsecured line expires July 30, 1998 and bears interest at the prime rate less 1/2 of 1%.

     Under the terms of certain of the above borrowings, the Company is required to maintain certain tangible net worth levels and working capital, debt-to-equity and debt service coverage ratios. At March 31, 1998, the Company was in compliance with all such financial requirements. The aggregate maturities of long-term debt for the five years ending March 31, 2003 are as follows: 1999, $9.5 million; 2000, $31.4 million; 2001, $10.7 million; 2002, $7.3 million; and 2003, $44.2 million.


                                                                     (Continued)
                                      -17-

                       ACXIOM CORPORATION AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

                          March 31, 1998, 1997 and 1996


     In June 1997, May & Speh entered into a sale-leaseback agreement with a third party selling its existing office building and land, including 10.4 acres located adjacent to the existing building that will be used to build a new 200,000 square foot building. May & Speh has entered into a 20-year lease with the third party on the existing building, and it has also entered into a 20-year lease for the new 200,000 square foot building currently under construction on the property adjacent to May & Speh's executive offices. The lease commences upon completion of the building which is expected to be completed in September 1998 and is classified as a capital lease. The existing building and land were sold at its book value of approximately $12.2 million. The interest rate implicit in the capital lease approximates 8%.

(6)  Leases

     The Company leases data processing equipment, office furniture and equipment, land and office space under noncancellable operating leases. Future minimum lease payments under noncancellable operating leases for the five years ending March 31, 2003 are as follows: 1999, $12.5 million; 2000, $10.2 million; 2001, $7.2 million; 2002, $3.7 million; and 2003, $2.5 million.

     Total rental expense on operating leases was $15.2 million, $18.4 million and $12.3 million for the years ended March 31, 1998, 1997 and 1996, respectively.

(7)  Stockholders' Equity

     The Company has authorized 200 million shares of $.10 par value common stock and 1 million shares of authorized but unissued $1.00 par value preferred stock. The Board of Directors of the Company may designate the relative rights and preferences of the preferred stock when and if issued. Such rights and preferences could include liquidation preferences, redemption rights, voting rights and dividends and the shares could be issued in multiple series with different rights and preferences. The Company currently has no plans for the issuance of any shares of preferred stock.

     On March 29, 1996, May & Speh completed an initial public offering of 3,350,000 shares of its common stock (2,680,000 shares as adjusted for merger with Acxiom) and on April 24, 1996 completed the offering of an additional 1,005,000 shares of common stock (804,000 shares as adjusted) that were subject to an over-allotment granted to the underwriters of the offering. Total net proceeds from the offering were approximately $43.5 million.

     On March 30, 1998, May & Speh also completed an offering of 325,000 shares of its common stock (260,000 shares as adjusted). Total net proceeds were approximately $3.5 million.

     In connection with its data center management agreement ("Agreement") entered into in August, 1992 with Trans Union Corporation ("Trans Union"), the Company issued a warrant, which expires on August 31, 2000 and entitles Trans Union to acquire up to 4 million additional shares of newly-issued common stock. The exercise price for the warrant stock is $3.06 per share through August 31, 1998 and increases $.25 per share in each of the two years subsequent to August 31, 1998. The warrant was exercised for 4 million shares on August 31, 1998.

                                                                     (Continued)
                                      -18-

                       ACXIOM CORPORATION AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

                          March 31, 1998, 1997 and 1996



     The Company has for its U.S. employees a Key Employee Stock Option Plan ("Plan") for which 15.2 million shares of the Company's common stock have been reserved. The Company has for its U.K. employees a U.K. Share Option Scheme ("Scheme") for which 1.6 million shares of the Company's common stock have been reserved. These plans provide that the option price, as determined by the Board of Directors, will be at least the fair market value at the time of the grant. The term of nonqualified options is also determined by the Board of Directors. Incentive options granted under the plans must be exercised within 10 years after the date of the option. At March 31, 1998, 2,161,461 shares and 824,163 shares are available for future grants under the Plan and the Scheme, respectively.

     May & Speh had options outstanding under two separate plans at March 31, 1998. Generally, such options vest and become exercisable in five equal annual increments beginning one year after the issue date and expire 10 years after the issue date except in the event of change in control of May & Speh all options become fully vested and exercisable. Pursuant to the merger, the Company assumed all of the currently outstanding options granted under the May & Speh plans with the result that shares of the Company's common stock become subject to issuance upon exercise of such options.

     Activity in stock options was as follows:

                                                       Weighted
                                          Number        average       Number of
                                            of           price         shares
                                          shares       per share     exercisable
                                        ----------     ---------     -----------

     Outstanding at March 31, 1995       4,928,696      $ 4.68        1,715,966
       Granted                           3,821,356        9.42
       DataQuick acquisition (note 2)    1,616,740        2.93
       Exercised                          (371,046)       2.49
       Terminated                         (486,000)       2.59
                                        ----------
     Outstanding at March 31, 1996       9,509,746        7.18        3,467,728
       Granted                           1,300,811       17.29
       Pro CD acquisition (note 2)         294,132        1.76
       Exercised                          (835,369)       2.41
       Terminated                          (93,255)       7.29
                                        ----------
     Outstanding at March 31, 1997      10,176,065        8.31        3,974,265
       May & Speh acquisition (note 2)     217,440       16.89
       Granted                           2,143,176       14.88
       Exercised                          (977,511)       3.86
       Terminated                         (157,190)      11.89
                                        ==========
     Outstanding at March 31, 1998      11,401,980        9.63        5,316,861
                                        ==========                    =========

     The per share weighted-average fair value of stock options granted during fiscal 1998, 1997 and 1996 was $9.91, $8.61 and $4.14, respectively, on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions: Dividend yield of 0% for 1998, 1997 and 1996; risk-free interest rate of 6.79% in 1998, 6.71% in 1997 and 6.16% in 1996; expected option life of 10 years for 1998, 1997 and 1996; and expected volatility of 38.69% in 1998, 34.85% in 1997 and 28.53% in 1996.

                                                                     (Continued)
                                      -19-

                       ACXIOM CORPORATION AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

                          March 31, 1998, 1997 and 1996


     Following is a summary of stock options outstanding as of March 31, 1998:

                           Options outstanding             Options exercisable
                   ------------------------------------   ----------------------
                                  Weighted     Weighted                 Weighted
                                   average     average                  average
     Range of                     remaining    exercise                 exercise
     exercise        Options     contractual     per        Options       per
      prices       outstanding      life        share     exercisable    share
  --------------   -----------   -----------   --------   -----------   --------

 $ 1.38 -   2.54    1,413,970     6.72 years   $ 2.13      1,270,298    $ 2.17
   2.56 -   4.69    2,602,553     3.77 years     3.39      1,704,543      3.41
   5.38 -   6.25    1,500,635     5.12 years     6.11        891,683      6.04
   7.43 -  15.70    3,296,022     4.15 years    12.49      1,071,475     13.32
  15.75 -  24.85    2,318,924     5.39 years    20.43        352,267     22.05
  25.34 -  35.92      269,876    12.82 years    31.00         26,595     30.96
                   ----------    -----------    -----     ----------     -----
                   11,401,980     4.96 years   $ 9.63      5,316,861    $ 6.92
                   ==========    ===========    =====     ==========     =====

     The Company applies the provisions of Accounting Principles Board Opinion No. 25 and related interpretations in accounting for the stock based compensation plans. Accordingly, no compensation cost has been recognized by the Company in the accompanying consolidated statements of earnings for any of the fixed stock options granted. Had compensation cost for options granted been determined on the basis of the fair value of the awards at the date of grant, consistent with the methodology prescribed by SFAS No. 123, the Company's net earnings would have been reduced to the following pro forma amounts for the years ended March 31 (dollars in thousands, except per share amounts):

                                                      1998      1997      1996
                                                     ------    ------    ------

     Net earnings                  As reported     $ 46,055    37,735    26,084
                                   Pro forma         39,625    36,672    25,902

     Basic earnings per share      As reported     $    .64       .54       .41
                                   Pro forma            .55       .53       .41

     Diluted earnings per share    As reported     $    .57       .49       .38
                                   Pro forma            .50       .48       .38

     Pro forma net earnings reflect only options granted after fiscal 1995. Therefore, the full impact of calculating compensation cost for stock options under SFAS No. 123 is not reflected in the pro forma net earnings amounts presented above because compensation cost is reflected over the options' vesting period of 8-9 years and compensation cost for options granted prior to April 1, 1995 is not considered.

     The Company maintains an employee stock purchase plan which provides for the purchase of shares of common stock at 85% of the market price. There were 125,151, 110,332 and 190,470 shares purchased under the plan during the years ended March 31, 1998, 1997 and 1996, respectively.


                                                                     (Continued)
                                      -20-

                       ACXIOM CORPORATION AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

                          March 31, 1998, 1997 and 1996


(8)  Income Taxes

     Total income tax expense was allocated as follows (dollars in thousands):

                                                      1998      1997      1996
                                                     ------    ------    ------

        Income from operations                     $ 27,332    22,800    15,838

        Stockholders' equity, for compensation
          expense for tax purposes in excess
          of amounts recognized for financial
          reporting purposes                         (2,763)   (2,232)     (656)
                                                     ------    ------    ------
                                                   $ 24,569    20,568    15,182
                                                     ======    ======    ======

     Income tax expense attributable to earnings from operations consists of (dollars in thousands):

                                                      1998      1997      1996
                                                     ------    ------    ------

        Current expense:
          Federal                                  $ 12,247    13,009    10,079
          Foreign                                     1,206        83         -
          State                                       1,736     1,545     1,833
                                                     ------    ------    ------
                                                     15,189    14,637    11,912
                                                     ------    ------    ------
        Deferred expense:
          Federal                                     9,792     5,979     3,105
          Foreign                                        23       687       161
          State                                       2,328     1,497       660
                                                     ------    ------    ------
                                                     12,143     8,163     3,926
                                                     ------    ------    ------
            Total tax expense                      $ 27,332    22,800    15,838
                                                     ======    ======    ======

     The actual income tax expense attributable to earnings from operations differs from the expected tax expense (computed by applying the U.S. Federal corporate tax rate of 35% to earnings before income taxes) as follows (dollars in thousands):

                                                      1998      1997      1996
                                                     ------    ------    ------

        Computed expected tax expense              $ 25,685    21,187    14,673
        Increase (reduction) in income taxes
          resulting from:
            State income taxes, net of Federal
              income tax benefit                      2,642     1,977     1,621
            Research and experimentation credits       (715)     (683)     (800)
            Other                                      (280)      319       344
                                                     ------    ------    ------
                                                   $ 27,332    22,800    15,838
                                                     ======    ======    ======

                                                                     (Continued)
                                      -21-

                       ACXIOM CORPORATION AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

                          March 31, 1998, 1997 and 1996

     The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities at March 31, 1998 and 1997 are presented below (dollars in thousands).

                                                              1998       1997
                                                             ------     ------

        Deferred tax assets:
          Accrued expenses not currently deductible
            for tax purposes                              $   2,150      1,840
          Investments, principally due to differences
            in basis for tax and financial reporting
            purposes                                            676        327
          Net operating loss carryforwards                        -      1,208
          Other                                                 849        949
          Valuation allowance                                     -     (1,208)
                                                              -----     ------
              Total deferred tax assets                       3,675      3,116
                                                              -----     ------

        Deferred tax liabilities:
          Property and equipment, principally due
            to differences in depreciation                  (11,099)    (7,494)
          Intangible assets, principally due to
            differences in amortization                      (2,212)      (551)
          Capitalized software and other costs
            expensed as incurred for tax purposes           (20,618)   (12,554)
          Installment sale gains for tax purposes            (1,843)      (259)
                                                             ------     ------
              Total deferred tax liabilities                (35,722)   (20,858)
                                                             ------     ------
              Net deferred tax liability                   $(32,097)   (17,742)
                                                             ======     ======

     The valuation allowance for deferred tax assets as of March 31, 1996 was $328,000. The net change in the total valuation allowance for the years ended March 31, 1998 and 1997 was a decrease of $1.2 million and an increase of $880,000, respectively. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Based upon the Company's history of substantial profitability and taxable income and its utilization of tax planning strategies, management believes it is more likely than not the Company will realize the benefits of these deductible differences, net of any valuation allowances. Included in other current assets are deferred tax assets of $2.9 million and $0.5 million at March 31, 1998 and 1997, respectively.


                                                                     (Continued)
                                      -22-

                       ACXIOM CORPORATION AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

                          March 31, 1998, 1997 and 1996


(9)  Related Party Transactions

     The Company leases certain equipment from a business partially owned by an officer. Rent expense under these leases was approximately $797,000 during the years ended March 31, 1998 and 1997, respectively, and $371,000 during the year ended March 31, 1996. Under the terms of the lease in effect at March 31, 1998 the Company will make monthly lease payments of $66,000 through December, 2001. The Company has agreed to pay the difference, if any, between the sales price of the equipment and 70 percent of the lessor's related loan balance (approximately $5.4 million at March 31, 1998) should the Company elect to exercise its early termination rights or not extend the lease beyond its initial five year term and the lessor sells the equipment as a result thereof.

(10) Retirement Plans

     The Company has a retirement savings plan which covers substantially all domestic employees. The Company also offers a supplemental non-qualified deferred compensation plan for certain management employees. The Company matches 50% of the employee's salary deferred contributions under both plans up to 6% annually and may contribute additional amounts to the plans from the Company's earnings at the discretion of the Board of Directors.

     Effective October 1, 1988, May & Speh established the May & Speh, Inc. Employee Stock Ownership Plan ("ESOP") for the benefit of substantially all of its employees. May & Speh borrowed $22,500,000 from a bank ("ESOP Loan") and loaned the proceeds to the ESOP for the purpose of providing the ESOP sufficient funds to purchase 9,887,340 shares of May & Speh's common stock at $2.28 per share. The terms of the ESOP agreement required May & Speh to make minimum contributions sufficient to meet the ESOP's debt service obligations.

     Company  contributions  for the above plans amounted to approximately  $4.3
     million,   $3.9  million  and  $3.2   million  in  1998,   1997  and  1996,
     respectively.

(11) Major Customers

     In 1998, 1997 and 1996, the Company had two major customers who accounted for more than 10% of revenue. Allstate Insurance Company accounted for revenue of $74.7 million (13.1%), $67.7 million (14.1%), and $55.8 million (16.8%) in 1998, 1997 and 1996, respectively, and Trans Union accounted for revenue of $54.9 million (9.6%), $56.6 million (11.8%) and $42.0 million (12.7%) in 1998, 1997 and 1996, respectively. At March 31, 1998, accounts receivable from these customers was $7.6 million and $10.1 million, respectively.

                                                                     (Continued)

                       ACXIOM CORPORATION AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

                          March 31, 1998, 1997 and 1996



(12) Foreign Operations

     The following table shows financial information by geographic area for the years 1998, 1997 and 1996 (dollars in thousands).

                                          United       United
                                          States       Kingdom      Consolidated
                                          -------      -------      ------------

       1998:
         Revenue                        $ 534,374      34,646         569,020
         Earnings before income taxes      70,945       2,442          73,387
         Net earnings                      44,517       1,538          46,055
         Total assets                     643,694      29,456         673,150
         Total tangible assets            577,551      21,748         599,299
         Total liabilities                360,441      11,515         371,956
         Total equity                     283,253      17,941         301,194
                                          =======      ======         =======

       1997:
         Revenue                          450,819      28,420         479,239
         Earnings before income taxes      58,862       1,673          60,535
         Net earnings                      36,689       1,046          37,735
         Total assets                     388,793      22,836         411,629
         Total tangible assets            341,360      15,109         356,469
         Total liabilities                171,269       8,532         179,801
         Total equity                     217,524      14,304         231,828
                                          =======      ======         =======

       1996:
         Revenue                          313,831      17,712         331,543
         Earnings (loss) before income
           taxes                           42,230        (238)         41,992
         Net earnings (loss)               26,483        (399)         26,084
         Total assets                     223,125      17,728         240,853
         Total tangible assets            216,775      10,096         226,871
         Total liabilities                 94,332       6,136         100,468
         Total equity                     128,793      11,592         140,385
                                          =======      ======         =======

(13) Contingencies

     The Company is involved in various claims and legal actions in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company's consolidated financial position or its expected future consolidated results of operations.


                                                                     (Continued)
                                      -24-

                       ACXIOM CORPORATION AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

                          March 31, 1998, 1997 and 1996



(14) Dispositions

     Effective August 22, 1997, the Company sold certain assets of its Pro CD subsidiary to a wholly-owned subsidiary of American Business Information, Inc. ("ABI"). ABI acquired the retail and direct marketing operations of Pro CD, along with compiled telephone book data for aggregate cash proceeds of $18.0 million, which included consideration for a compiled telephone book data license. The Company also entered into a data license agreement with ABI under which the Company will pay ABI $8.0 million over a two-year period, and a technology and data license agreement under which ABI will pay the Company $8.0 million over a two-year period. In conjunction with the sale to ABI, the Company also recorded certain valuation and contingency reserves. Included in other income is the gain on disposal related to this transaction of $855,000.

(15) Fair Value of Financial Instruments

     The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value.

          Cash and cash equivalents, marketable securities, trade receivables, short-term borrowings, and trade payables - The carrying amount approximates fair value because of the short maturity of these instruments.

          Long-term debt - The interest rate on the revolving credit agreement is adjusted for changes in market rates and therefore the carrying value of the credit agreement approximates fair value. The estimated fair value of other long-term debt was determined based upon the present value of the expected cash flows considering expected maturities and using interest rates currently available to the Company for long-term borrowings with similar terms. At March 31, 1998 the estimated fair value of long-term debt approximates its carrying value.

(16) Selected Quarterly Financial Data (Unaudited)

     The table below sets forth selected financial information for each quarter of the last two years (dollars in thousands, except per share amounts):

                                       1st        2nd        3rd        4th
                                     quarter    quarter    quarter    quarter
                                     -------    -------    -------    -------
     1998:
       Revenue                     $ 123,952    135,876    147,043    162,149
       Income from operations         14,852     20,072     20,329     23,884
       Net earnings                    8,186     11,995     11,766     14,108
       Basic earnings per share          .11        .17        .16        .19
       Diluted earnings per share        .10        .15        .15        .18

     1997:
       Revenue                       109,997    116,679    124,531    128,032
       Income from operations         11,688     15,908     20,093     18,663
       Net earnings                    5,906      8,632     11,930     11,267
       Basic earnings per share          .09        .13        .17        .16
       Diluted earnings per share        .08        .11        .15        .14

                       ACXIOM CORPORATION AND SUBSIDIARIES

                  Schedule of Valuation and Qualifying Accounts

                    Years ended March 31, 1998, 1997 and 1996

                                 (In thousands)



                              Additions                Bad               Balance
                  Balance at  charged to    Other     debts      Bad       at
                  beginning   costs and   additions  written    debts    end of
                  of period    expenses    (note)      off    recovered  period
                  ----------  ----------  ---------  -------  ---------  -------

1998:
  Allowance for
    doubtful
    accounts,
    returns and
    credits        $ 4,692       3,094        224     4,777      397      3,630
                     =====       =====      =====     =====      ===      =====

1997:
  Allowance for
    doubtful
    accounts,
    returns and
    credits        $ 2,230       4,402      4,800     7,044      298      4,686
                     =====       =====      =====     =====      ===      =====

1996:
  Allowance for
    doubtful
    accounts,
    returns and
    credits        $ 2,493          150       131       726      182      2,230
                     =====       ======     =====     =====      ===      =====


Note - Other additions in 1998 represent the valuation accounts acquired in the Multinational and STW acquisitions. Other additions in 1997 represent the valuation accounts acquired in the Pro CD and DMI acquisitions. Other additions in 1996 represent the valuation accounts acquired in the Generator and DataQuick acquisitions.

                                                                         Annex G
                       SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.
                                      20549



                                    FORM 8-A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934



                                CCX NETWORK, INC.
             (exact name of registrant as specified in its charter)



                               Delaware 71-0581897
               (State of incorporation (I.R.S. Identification No.)
                                  organization)


                            301 Industrial Boulevard
                             Conway, Arkansas 72032
           (Address of principal executive offices including Zip Code)

                                 (501) 329-6836
                 (Registrant Telephone No. including Area Code)

                     Securities to be Registered Pursuant to
                            Section 12(b) of the Act:

               Title of each class      Name of each exchange on which
               to be so registered      each class is to be registered
                       None                           None


                     Securities to be Registered Pursuant to
                            Section 12(g) of the Act:

                          Common Stock, $.10 par value

                 INFORMATION REQUIRED IN REGISTRATION STATEMENT



Item 1.           Description of Registrant's Securities to be Registered.
         The authorized capital of CCX Network, Inc. (the "Company") consists of 10,000,000 shares of Common Stock, $.10 par value, and 1,000,000 shares of Preferred Stock, $1.00 par value. At the date of the filing of this Registration Statement on Form 8-A, 2,082,496 shares of Common Stock and no shares of Preferred Stock are issued and outstanding.
         Holders  of  Common  Stock  are  entitled  to one vote per share on all questions presented for shareholders' vote; the shares are not entitled to cumulative voting for election of directors. Holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared by the Board of Directors out of funds legally available therefore and after payment of dividends, if any, as may be declared by the Board of Directors out of funds legally available therefor and after payment of dividends on any outstanding shares of Preferred Stock. Upon liquidation of the Company, such holders would share equally and ratably in the assets, if any, remaining after payment of all debts and liabilities and after satisfaction of the liquidation preference, if any, of any outstanding shares of Preferred Stock. Holders of Common Stock do not have preemptive, conversion or redemption rights. The outstanding shares of Common Stock are validly issued, fully paid and non-assessable.
         Under the Company's Certificate of Incorporation, the power to designate the relative rights and preferences of the power to designate the relative rights and preferences of the Preferred Stock, when and if issued, has been delegated to the Board of Directors. Such rights and preferences may include liquidation preferences, redemption and convertibility rights, voting rights, dividends, etc. Share of Preferred Stock may be issued in multiple series, with different rights and preferences, in the discretion of the Board of Directors. Item 2. Exhibits.
   I. 1. Copy of Form of Specimen Certificate for Common Stock, $.10 par value per share, of the Company.

         2.    Not applicable.

     II. Not applicable.

                                    SIGNATURE

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

                                               CCX NETWORK, INC.

                                               By: /s/ Charles D. Morgan, Jr.
                                                  ------------------------------
                                                  Charles D. Morgan, Jr.
                                                  Chairman of the Board and
                                                  Chief Executive Office

Date:  January 25, 1985

                                                                         Annex H


                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20569

                             ----------------------

                                    FORM 8-A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                               ACXIOM CORPORATION
           ----------------------------------------------------------
             (Exact name of registrant as specified in its charter)

                  Delaware                             71-058189
           ----------------------                  ------------------
          (State of incorporation                    (IRS Employer
              or organization)                     Identification No.)

                   P. O. Box 2000
              301 Industrial Boulevard
                  Conway, Arkansas                       72033-2000
       --------------------------------------        ------------------
      (Address of principal executive offices)           (Zip Code)

If this Form relates to the  registration  of a class of securities  pursuant to
Section  12(b)  of  the  Exchange  Act  and is  effective  pursuant  to  General
Instruction A.(c), please check the following box.                         [   ]

If this Form relates to the  registration  of a class of securities  pursuant to
Section  12(g)  of  the  Exchange  Act  and is  effective  pursuant  to  General
Instruction A.(d), please check the following box.                         [ X ]

Securities Act registration statement file number to which this form relates:
N/A

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class                      Name of each exchange on which
To be so registered                      each class is to be registered
-------------------                      ------------------------------
       NONE                                           NONE

Securities to be registered pursuant to Section 12(g) of the Act:

                         Preferred Stock Purchase Rights
--------------------------------------------------------------------------------
                                (Title of Class)

         Item 1.  Description of Registrant's Securities to be Registered.

                  On January 28, 1998, the Board of Directors of Acxiom Corporation, a Delaware corporation (the "Company"), declared a dividend of one right (a "Right") for each outstanding share of common stock, par value $.10 per share ("Common Stock"), of the Company held of record at the close of business on February 9, 1998, (the "Record Time"), or issued thereafter and prior to the Separation Time (as hereinafter defined) and thereafter pursuant to options and convertible or exchangeable securities outstanding at the Separation Time. The Rights will be issued pursuant to a Rights Agreement, dated as of January 28, 1998 (the "Rights Agreement"), between the Company and First Chicago Trust Company of New York, as Rights Agent (the "Rights Agent"). Each Right entitles its registered holder to purchase from the Company, after the Separation Time, one one-thousandth of a share of Participating Preferred Stock, par value $1.00 per share ("Preferred Stock"), for $100.00 (the "Exercise Price"), subject to adjustment. The Preferred Stock is designed so that each one one-thousandth of a share of Preferred Stock has economic and voting terms similar to those of one share of Common Stock.

                  The Rights will be evidenced by the Common Stock certificates until the close of business on the earlier of (either, the "Separation Time")
(i) the tenth business day (or such later date as the Board of Directors of the Company may from time to time fix by resolution adopted prior to the Separation Time that would otherwise have occurred) after the date on which any Person (as defined in the Rights Agreement) commences a tender or exchange offer which, if consummated, would result in such Person's becoming an Acquiring Person, as defined below, and (ii) the first date (the "Flip-in Date") of public announcement by the Company or an Acquiring Person that a Person has become an Acquiring Person; provided that if the foregoing results in the Separation Time being prior to the Record Time, the Separation Time shall be the Record Time; and provided further that if a tender or exchange offer referred to in clause
(i) is cancelled, terminated or otherwise withdrawn prior to the Separation Time without the purchase of any shares of stock pursuant thereto, such offer shall be deemed never to have been made.

                  An Acquiring Person is any Person having Beneficial Ownership (as defined in the Rights Agreement) of 20% or more of the outstanding shares of Voting Stock, which term shall not include (i) the Company, any wholly-owned subsidiary of the Company or any employee stock ownership or other employee benefit plan of the Company, (ii) any person who is the Beneficial Owner of 20% or more of the outstanding Voting Stock as of the date of the Rights Agreement or who shall become the Beneficial Owner of 20% or more of the outstanding
Voting Stock solely as a result of an acquisition of Voting Stock by the Company, until such time as such Person acquires additional Voting Stock, other than through a dividend or stock split, (iii) any Person who becomes an Acquiring Person without any plan or intent to seek or affect control of the Company if such Person, upon notice by the Company, promptly divests sufficient securities such that such 20% or greater Beneficial Ownership ceases or (iv) any Person who Beneficially Owns shares of Voting Stock consisting solely of (A) shares of Voting Stock acquired pursuant to the grant or exercise of an option granted by the Company in connection with an agreement to merge with, or acquire, the Company at a time at which there is no Acquiring Person, (B) shares of Voting Stock owned by such Person and its Affiliates and Associates at the time of such grant and (C) shares of Voting Stock, amounting to less than 1% of the outstanding Voting Stock, acquired by Affiliates and Associates of such Person after the time of such grant. "Voting Stock" means shares of capital stock of the Company entitled to vote generally in the election of directors.

                  The Rights Agreement provides that, until the Separation Time, the Rights will be transferred with and only with the Common Stock. Common Stock certificates issued after the Record Time but prior to the Separation Time shall evidence one Right for each share of Common Stock represented thereby and shall contain a legend incorporating by reference the terms of the Rights Agreement (as such may be amended from time to time). Notwithstanding the absence of the legend, certificates evidencing shares of Common Stock outstanding at the Record Time shall also evidence one Right for each share of Common Stock evidenced thereby. Promptly following the Separation Time, separate certificates evidencing the Rights ("Rights Certificates") will be mailed to holders of record of Common Stock at the Separation Time.

                  The Rights will not be exercisable until the Business Day (as defined in the Rights Agreement) following the Separation Time. The Rights will expire on the earliest of (i) the Exchange Time (as defined below), (ii) the close of business on February 9, 2008, (iii) the date on which the Rights are redeemed as described below and (iv) upon the merger of the Company into another corporation pursuant to an agreement entered into when there is no Acquiring Person (in any such case, the "Expiration Time").

                  The Exercise Price and the number of Rights outstanding, or in certain circumstances the securities purchasable upon exercise of the Rights, are subject to adjustment from time to time to prevent dilution in the event of a Common Stock dividend on, or a subdivision or a combination into a smaller number of shares of, Common Stock, or the issuance or distribution of any securities or assets in respect of, in lieu of or in exchange for Common Stock.

                  In the event that prior to the Expiration Time a Flip-in Date occurs, the Company shall take such action as shall be necessary to ensure and provide that each Right (other than Rights Beneficially Owned by the Acquiring Person or any affiliate or associate thereof, which Rights shall become void) shall constitute the right to purchase from the Company, upon the exercise thereof in accordance with the terms of the Rights Agreement, that number of shares of Common Stock or Preferred Stock of the Company having an aggregate Market Price (as defined in the Rights Agreement), on the date of the public announcement of an Acquiring Person's becoming such (the "Stock Acquisition Date") that gave rise to the Flip-in Date, equal to twice the Exercise Price for an amount in cash equal to the then current Exercise Price.

                  In addition, the Board of Directors of the Company may, at its option, at any time after a Flip-in Date and prior to the time that an Acquiring Person becomes the Beneficial Owner of more than 50% of the outstanding shares of Voting Stock, elect to exchange all (but not less than all) the then outstanding Rights (other than Rights Beneficially Owned by the Acquiring Person or any affiliate or associate thereof, which Rights become void) for shares of Common Stock at an exchange ratio of one share of Common Stock per Right, appropriately adjusted to reflect any stock split, stock dividend or similar transaction occurring after the date of the Separation Time (the "Exchange Ratio"). Immediately upon such action by the Board of Directors (the "Exchange Time"), the right to exercise the Rights will terminate and each Right will thereafter represent only the right to receive a number of shares of Common Stock equal to the Exchange Ratio.

                  Whenever the Company shall become obligated to issue shares of Common Stock upon exercise of or in exchange for Rights, the Company, at its option, may substitute therefor shares of Preferred Stock, at a ratio of one one-thousandth of a share of Preferred Stock for each share of Common Stock so issuable.

                  In the event that  prior to the  Expiration  Time the  Company enters  into,  consummates  or  permits  to occur a  transaction  or  series  of transactions after the time an Acquiring Person has become such in which, directly or indirectly, (i) the Company shall consolidate or merge or participate in a binding share exchange with any other Person if, at the time of the consolidation, merger or share exchange or at the time the Company enters into an agreement with respect to such consolidation, merger or share exchange, the Acquiring Person controls the Board of Directors of the Company, or (ii) the Company shall sell or otherwise transfer (or one or more of its subsidiaries shall sell or otherwise transfer) directly or by sale of stock, assets or control of assets (A) aggregating more than 50% of the assets (measured by either book value or fair market value) as of the end of the most recently completed fiscal year or (B) generating more than 50% of the operating income or cash flow during the most recently completed fiscal year, of the Company and its subsidiaries (taken as a whole) to any other Person (other than the Company or one or more of its wholly owned subsidiaries) or to two or more such Persons which are affiliated or otherwise acting in concert, if, at the time of such sale or transfer of assets or at the time the Company (or any such subsidiary) enters into an agreement with respect to such sale or transfer, the Acquiring Person controls the Board of Directors of the Company, then any such transactions or events shall constitute a "Flip-over Transaction or Event" under the Rights Agreement.

                  The Company shall take such action as shall be necessary to ensure, and shall not enter into, consummate or permit to occur, such Flip-over Transaction or Event until it shall have duly entered into a binding and enforceable supplemental agreement with the Person engaging in such Flip-over Transaction or Event or the parent corporation thereof (the "Flip-over Entity"), for the benefit of the holders of the Rights, providing, that upon consummation or occurrence of the Flip-over Transaction or Event (i) each Right shall thereafter constitute the right to purchase from the Flip-over Entity, upon exercise thereof in accordance with the terms of the Rights Agreement, that number of shares of common stock of the Flip-over Entity having an aggregate Market Price on the date of consummation or occurrence of such Flip-over Transaction or Event equal to twice the Exercise Price for an amount in cash equal to the then current Exercise Price and (ii) the Flip-over Entity shall thereafter be liable for, and shall assume, by virtue of such Flip-over Transaction or Event and such supplemental agreement, all the obligations and duties of the Company pursuant to the Rights Agreement, but the Company's obligations under the Rights Agreement will not be discharged and will continue in full. For purposes of the foregoing description, the term "Acquiring Person" shall include any Acquiring Person and its Affiliates and Associates and others with whom it is acting in concert counted together as a single Person.

                  The Board of Directors of the Company may, at its option, at any time prior to the close of business on the Flip-in Date, redeem all (but not less than all) the then outstanding

Rights at a price of $.01 per Right (the "Redemption Price"), as provided in the Rights Agreement. Immediately upon the action of the Board of Directors of the Company electing to redeem the Rights, without any further action and without any notice, the right to exercise the Rights will terminate and each Right will thereafter represent only the right to receive the Redemption Price in cash for each Right so held.

                  The holders of Rights will, solely by reason of their ownership of Rights, have no rights as stockholders of the Company, including without limitation, the right to vote or to receive dividends.

                  The Rights have certain anti-takeover effects and can cause substantial dilution to a person or group that acquires 20% of more of the Common Stock on terms not approved by the Board of Directors of the Company. The Rights should not, however, interfere with any merger or other business combination that the Board finds to be in the best interests of the Company and its stockholders because the Rights can be redeemed by the Board on or prior to the close of business on the Flip-in Date, before the consummation of such transaction.

                  As of January 28, 1998, there were approximately 52,257,783 shares of Common Stock issued and outstanding. As long as the Rights are attached to the Common Stock, the Company will issue one Right with each new share of Common Stock so that all such shares will have Rights attached.

                  The Rights Agreement, the forms of Rights Certificate and Election to Exercise and the form of Certificate of Designation and Terms of the Participating Preferred Stock are attached hereto as exhibits and are incorporated herein by reference. The foregoing description of the Rights is qualified in its entirety by reference to such exhibits.

Item 2.  Exhibits.

Exhibit No.                Description

   (1) Rights Agreement, dated as of January 28, 1998 (the "Rights Agreement"), between Acxiom Corporation and First Chicago Trust Company of New York, as Rights Agent, including the forms of Rights Certificate and of Election to Exercise, attached as Exhibit A to the Rights Agreement, and the form of Certificate of Designation and Terms of Participating Preferred Stock of the Company, attached as Exhibit B to the Rights Agreement.

                                    SIGNATURE


                  Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         ACXIOM CORPORATION



                                         By:    /s/ Catherine L. Hughes
                                            ------------------------------------
                                         Name:    Catherine L. Hughes
                                         Title:   Secretary/General Counsel

Dated: January 29, 1998

                                  EXHIBIT INDEX



Exhibit No.                Description

   (1) Rights Agreement, dated as of January 28, 1998 (the "Rights Agreement"), between Acxiom Corporation and First Chicago Trust Company of New York, as Rights Agent, including the forms of Rights Certificate and of Election to Exercise, attached as Exhibit A to the Rights Agreement and the form of Certificate of Designation and Terms of Participating Preferred Stock of the Company, attached as Exhibit B to the Rights Agreement.

                                   EXHIBIT 1




                                RIGHTS AGREEMENT



                                   dated as of



                                January 28, 1998



                                     between



                               ACXIOM CORPORATION



                                       and



                     FIRST CHICAGO TRUST COMPANY OF NEW YORK



                                as Rights Agents

ARTICLE I     CERTAIN DEFINITIONS ........................................... 2

      1.1     Certain Definitions ........................................... 2

ARTICLE II    THE RIGHTS .................................................... 9

      2.1     Summary of Rights ............................................. 9

      2.2     Legend on Common Stock Certificates .......................... 10

      2.3     Exercise of Rights; Separation of Rights ..................... 11

      2.4     Adjustments to Exercise Price; Number of Rights .............. 14

      2.5     Date on Which Exercise is Effective .......................... 15

      2.6     Execution, Authentication, Delivery and Dating of
              Rights Certificates .......................................... 16

      2.7     Registration, Registration of Transfer and Exchange .......... 17

      2.8     Mutilated, Destroyed, Lost and Stolen Rights Certificates .... 18

ARTICLE III   ADJUSTMENTS TO THE RIGHTS IN  THE EVENT OF CERTAIN
              TRANSACTIONS ................................................. 21

      3.1     Flip-in ...................................................... 21

      3.2     Flip-over .................................................... 24

ARTICLE IV    THE RIGHTS AGENT ............................................. 25

      4.1     General ...................................................... 25

      4.2     Merger or Consolidation or Change of Name of Rights Agent .... 26

      4.3     Duties of Rights Agent ....................................... 27

      4.4     Change of Rights Agent ....................................... 30

ARTICLE V     MISCELLANEOUS ................................................ 32

      5.1     Redemption ................................................... 32

      5.2     Expiration ................................................... 32

      5.3     Issuance of New Rights Certificates .......................... 33

      5.4     Supplements and Amendments ................................... 34

      5.5     Fractional Shares ............................................ 34

      5.6     Rights of Action ............................................. 34

      5.7     Holder of Rights Not Deemed a Stockholder .................... 35

      5.8     Notice of Proposed Actions ................................... 35

      5.9     Notices ...................................................... 36

      5.10    Suspension of Exercisability ................................. 37

      5.11    Costs of Enforcement ......................................... 37

      5.12    Successors ................................................... 37

      5.13    Benefits of this Agreement ................................... 38

      5.14    Determination and Actions by the Board of Directors, etc. .... 38

      5.15    Descriptive Headings ......................................... 38

      5.16    Governing Law ................................................ 38

      5.17    Counterparts ................................................. 39

      5.18    Severability ................................................. 39



                                    EXHIBITS

Exhibit A          Form of Rights Certificate
                   (Together with Form of
                   Election to Exercise)

Exhibit B          Form of Certificate of
                   Designation and Terms of
                   Participating Preferred Stock

                                RIGHTS AGREEMENT

                  RIGHTS AGREEMENT (as amended from time to time, this "Agreement"), dated as of January 28, 1998, between Acxiom Corporation, a Delaware corporation (the "Company"), and First Chicago Trust Company of New York, as Rights Agent (the "Rights Agent," which term shall include any successor Rights Agent hereunder).

                                   WITNESSETH:

                  WHEREAS, the Board of Directors of the Company has (a) authorized and declared a dividend of one right ("Right") in respect of each outstanding share of Common Stock (as hereinafter defined) held of record as of the close of business on February 9, 1998 (the "Record Time") and (b) authorized the issuance of one Right in respect of each share of Common Stock issued after the Record Time and prior to the Separation Time (as hereinafter defined) and, to the extent provided in Section 5.3, each share of Common Stock issued after the Separation Time;

                  WHEREAS, subject to the terms hereof, each Right entitles the holder thereof, after the Separation Time, to purchase securities of the Company (or, in certain cases, of certain other entities) pursuant to the terms and subject to the conditions set forth herein; and

                  WHEREAS, the Company desires to appoint the Rights Agent to act on behalf of the Company, and the Rights Agent is willing so to act, in connection with the issuance, transfer, exchange and replacement of Rights Certificates (as hereinafter defined), the exercise of Rights and other matters referred to herein;

                  NOW THEREFORE, in consideration of the premises and the respective agreements set forth herein, the parties hereby agree as follows:

                                    ARTICLE I

                               CERTAIN DEFINITIONS

1.1 For purposes of this Agreement, the following terms have the meaning indicated:

                  "Acquiring Person" shall mean any Person who is Beneficial Owner of 20% or more of the outstanding shares of Voting Stock (as hereinafter defined); provided, however, that the term "Acquiring Person" shall not include any Person (i) who is the Beneficial Owner of 20% or more of the outstanding Shares of Common Stock on the date of this Agreement or who shall become the Beneficial Owner (as hereinafter defined) of 20% or more of the outstanding shares of Voting Stock solely as a result of an acquisition by the Company of shares of Voting Stock, until such time hereafter or thereafter as any of such Persons shall become the Beneficial Owner (other than by means of a stock dividend or stock split) of any additional shares of Voting Stock, (ii) who is the Beneficial Owner of 20% or more of the outstanding shares of Voting Stock but who acquired Beneficial Ownership (as hereinafter defined) of shares of Voting Stock without plan or intention to seek or affect control of the Company, if such Person (as hereinafter defined), upon notice by the Company, promptly enters into an irrevocable commitment promptly to divest, and thereafter promptly divests (without exercising or retaining any power, including voting, with respect to such shares), sufficient shares of Voting Stock (or securities convertible into, exchangeable into or exercisable for Voting Stock) so that such Person ceases to be the Beneficial Owner of 20% or more of the outstanding shares of Voting Stock or (iii) who

Beneficially  Owns shares of Voting Stock  consisting  solely of one ore more of
(A) shares of Voting Stock Beneficially Owned pursuant to the grant or exercise of an option granted to such Person by the Company in connection with an agreement to merge with, or acquire, the Company at a time at which there is no Acquiring Person, (B) shares of Voting Stock (or securities convertible into, exchangeable into or exercisable for Voting Stock), Beneficially Owned by such Person or its Affiliates (as hereinafter defined) or Associates (as hereinafter defined) at the time of grant of such option or (C) shares of Voting Stock (or securities convertible into, exchangeable into or exercisable for Voting Stock) acquired by Affiliates or Associates of such Person after the time of such grant, which, in the aggregate, amount to less than 1% of the outstanding shares of Voting Stock. In addition, the Company, any wholly owned Subsidiary (as hereinafter defined) of the Company and any employee stock ownership or other employee benefit plan of the Company or a wholly owned Subsidiary of the Company shall not be an Acquiring Person.

                  "Affiliate" and "Associate" shall have the respective meanings ascribed to such terms in Rule 12b-2 under the Securities Exchange Act of 1934, as such Rule is in effect on the date of this Agreement.

                  A Person shall be deemed the "Beneficial Owner", and to have "Beneficial Ownership" of, and to "Beneficially Own", any securities as to which such Person or any of such Person's Affiliates or Associates is or may be deemed to be the beneficial owner pursuant to Rule 13d-3 and 13d-5 under the Securities Exchange Act of 1934, as such Rules are in effect on the date of this Agreement, as well as any securities as to which such Person or any of such Person's Affiliates or Associates has the right to become the Beneficial Owner (whether such right is exercisable immediately or only after the passage of time or the occurrence of conditions) pursuant to any agreement, arrangement or understanding, or upon the exercise of conversion rights, exchange rights, rights (other than the Rights), warrants or options, or otherwise; provided, however, that a Person shall not be deemed the "Beneficial Owner", or to have "Beneficial Ownership" of, or to " Beneficially Own", any security (i) solely because such security has been tendered pursuant to a tender or exchange offer made by such Person or any of such Person's affiliates or Associates until such tendered security is accepted for payment or exchange or (ii) solely because such Person or any of such Person's Affiliates or Associates has or shares the power to vote or direct the voting of such security pursuant to a revocable proxy given in response to a public proxy or consent solicitation made to holders of shares of a class of stock of the Company registered under Section 12 of the Securities Exchange Act of 1934, and pursuant to, and in accordance with, the applicable rules and regulations under the Securities Exchange Act of 1934, except if such power, (or the arrangements relating thereto) is then reportable under Item 6 of Schedule 13D under the Securities Exchange Act of 1934 (or any similar provision of a comparable or successor report). For purposes of the Agreement, in determining the percentage of the outstanding shares of Voting Stock with respect to which a Person is the Beneficial Owner, all shares as to which such Person is deemed the Beneficial Owner shall be deemed outstanding.

                  "Business Day" shall mean any day other than a Saturday, Sunday or a day on which banking institutions in the City of New York are generally authorized or obligated by law or executive order to close.

                  "Close of business" on any given date shall mean 5:00 P.M., New York City time, on such date or, if such date is not a Business Day, 5:00 P.M., New York City time, on the next succeeding Business Day.

                  "Common Stock" shall mean the shares of Common Stock, $0.10 per share par value, of the Company.

                  "Control" or "control" shall mean the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

                  "Exchange Time" shall mean the time at which the right to exercise the Rights shall terminate pursuant to Section 3.1(c) hereof.

                  "Exercise Price" shall mean, as of any date, the price at which a holder may purchase the securities issuable upon exercise of one whole Right. Until adjustment thereof in accordance with the terms hereof, the Exercise Price shall equal $100.00.

                  "Expiration Time" shall meant the earliest of (i) the Exchange Time, (ii) the Redemption Time (as hereinafter defined), (iii) the close of business on the tenth-year anniversary of the Record Time and (iv) upon the merger of the Company into another corporation pursuant to an agreement entered into when there is no Acquiring Person.

                  "Flip-in Date" shall mean any Stock Acquisition Date (as hereinafter defined) or such earlier or later date as the Board of Directors of the Company may from time to time fix by resolution adopted prior to the Flip-in Date that would otherwise have occurred.

                  "Flip-over  Entity," for  purposes of Section 3.2,  shall mean
(i) in the   case of  Flip-over   Transaction or Event (as hereinafter  defined)
described in clause (i) of the definition thereof, the Person issuing any securities into which shares of Common Stock are being converted or exchanged and, if no such securities are being issued, the other party to such Flip-over Transaction or Event and (ii) in the case of Flip-over Transaction or Event referred to in clause (ii) of the definition thereof, the Person receiving the greatest portion of the assets or earning power being transferred in such Flip-over Transaction or Event, provided in all cases if such Person is a subsidiary of a corporation, the parent corporation shall be the Flip-over Entity.

                  "Flip-over Stock" shall mean the class of capital stock (or similar equity interest) with the greatest voting power in respect of the election of directors (or other persons similarly responsible for direction of the business and affairs) of the Flip-over Entity.

                  "Flip-over Transaction or Event" shall mean a transaction or series of transactions after the time when an Acquiring Person has become such in which, directly or indirectly, (i) the Company shall consolidate or merge or participate in a share exchange with any other Person if, at the time of the consolidation, merger or share exchange or at the time the Company enters into any agreement with respect to any such conciliation, merger or share exchange, the Acquiring Person controls the Board of Directors of the Company, or (ii) the company shall sell or otherwise transfer (or one or more of its Subsidiaries shall sell or otherwise transfer) directly or by sale of stock, assets or control of assets (A) aggregating more than 50% of the assets (measured by either book value or fair market value) as of the end of the more recently completed fiscal year or (B) generating more than 50% of the operating income or cash flow during the more recently completed fiscal year, of the Company and its Subsidiaries (taken as a whole) to any Person (other than the Company or one or more of its wholly owned Subsidiaries) or to two or more such Persons which are Affiliates or Associates or otherwise acting in concert, if, at the time of the entry by the Company (or any such Subsidiary) into an agreement with respect to such sale or transfer of assets, the Acquiring Person controls the Board of Directors of the Company. For purposes of the foregoing description, the term "Acquiring Person" shall include any Acquiring Person and its Affiliates and Associates and others acting directly or indirectly on behalf of or in concert with any such Acquiring Person, Affiliate or Associate, counted together as a single Person.

                  "Market Price" per share of any securities on any date shall mean the average of the daily closing prices per share of such securities (determined as described below) on each of the 20 consecutive Trading Days through and including the Trading Day immediately preceding such date; provided, however, that if a type of event analogous to any of the events described in
Section 2.4 hereof shall have caused the closing prices used to determine the Market Price on any Trading Days during such period of 20 Trading Days not to be fully comparable with the closing price on such date because of stock exchange or other trading adjustments, each such closing price so used shall be appropriately adjusted in order to make it fully comparable with the closing price on such date. The closing price per share of any securities on any date shall be the last reported sale price, regular way, or, in case no such sale takes place or is quoted on such date, the average of the closing bid and asked prices, regular way, for each share of such securities, in either case as reported in the principal consolidated transaction reporting system with respect to securities listed on the principal national securities exchange on which the securities are listed or admitted to trading or, if the securities are not listed or admitted to trading on any national securities exchange, as reported on the NASDAQ National Market System, or if the securities are not included therein or reported thereby, as reported by the National Association of Securities Dealers, Inc. Automated Quotation System or such other system then in use, or, if any such date the securities are not listed or admitted to trading on any national securities exchange or quoted by any such organization or system, the average of the closing bid and asked prices as furnished by a professional market maker making a market in the securities selected by the Board of Directors of the Company; provided, however, that if on any such date the securities are not listed or admitted to trading on a national securities exchange or quoted in the over-the-counter market, the closing price per share of such securities on such date as determined in good faith by the Board of Directors of the Company, after consultation with a nationally recognized investment banking firm, and set forth in a certificate delivered to the Rights Agent.

                  "Person" shall mean any individual, firm, partnership, association, group (as such term is used in Rule 13d-5 under the Securities Exchange Act of 1934, as such Rule is in effect on the date of the Agreement), corporation or other entity.

                  "Preferred  Stock"  shall  mean the  series  of  Participating
Preferred Stock, par value $1.00 per share, of the Company created by a Certificate of Designation and Terms in substantially the form set forth in Exhibit B hereto appropriately completed.

                  "Redemption Price" shall mean an amount equal to one cent ($0.01) per Right, as such amount may be appropriately adjusted to reflect any stock split, stock dividend or similar transaction occurring after the date hereof.

                  "Redemption Time" shall mean the time at which the right to exercise the Rights shall terminate pursuant to Section 5.1 hereof.

                  "Separation Time" shall mean the close of business on the earlier of (i) the tenth Business Day (or such later date as the Board of Directors of the Company may from time to time fix by resolution adopted prior to the Separation Time that would otherwise have occurred) after the date on which any Person commences a tender or exchange offer which, if consummated, would result in such Person's becoming an Acquiring Person and (ii) the Flip-in Date; provided, that if the foregoing results in the Separation Time being prior to the Record Time, the Separation Time shall be the Record Time and provided further, that if any tender or exchange offer referred to in clause (i) of this paragraph is cancelled, terminated or otherwise withdrawn prior to the Separation Time without the purchase of any shares of Voting Stock pursuant thereto, such offer shall be deemed, for purposes of this paragraph, never to have been made.

                  "Stock Acquisition Date" shall mean the first date of public announcement by the Company or an Acquiring Person (by any means) that an Acquiring Person has become such, provided such Person otherwise comes within the definition of an "Acquiring Person" hereinabove set forth.

                  "Subsidiary" of any specified Person shall mean any corporation or other entity of which a majority of the voting power of the equity securities or a majority of the equity interest is Beneficially Owned, directly or indirectly, by such Person.

                  "Trading Day," when used with respect to any securities, shall mean a day on which the principal national securities exchange or quotation system on which such securities are listed or traded is open for the transaction of business or, if such securities are not listed or traded on any national securities exchange or quotation system, a Business Day.

                  "Voting Stock" means shares of capital stock of the Company entitled to vote generally in the election of directors.

                                   ARTICLE II

                                   THE RIGHTS

2.1 As soon as practicable after the Record Time, the Company will mail a letter summarizing the terms of the Rights to each holder of record of Common Stock as of the Record Time, at such holder's address as shown by the records of the Company.

2.2 Certificates for the Common Stock issued after the Record Time but prior to the Separation Time shall evidence one Right for each share of Common Stock represented thereby and shall have impressed on, printed on, written on or otherwise affixed to them the following legend:

                  Until the Separation Time (as defined in the Rights Agreement referred to below), this certificate also evidences and entitles the holder hereof to certain Rights as set forth in a Rights Agreement, dated as of January 28, 1998, (as such may be amended from time to time, the "Rights Agreement"), between Acxiom Corporation (the "Company") and First Chicago Trust Company of New York, as Rights Agent, the terms of which are hereby incorporated herein by reference and a copy of which is on file at the principal executive offices of the Company. Under certain circumstances, as set forth in the Rights Agreement, such Rights may be redeemed, may be exchanged for shares of Common Stock or other securities or assets of the Company or a Subsidiary of the Company, may expire, may become void (if they are "Beneficially Owned" by an "Acquiring Person" or an Affiliate or Associate thereof, as such terms are defined in the Rights Agreement, or by any transferee of any of the foregoing) or may be evidenced by separate certificates and may no longer be evidenced by this certificate. The Company will mail or arrange for the mailing of a copy of the Rights Agreement to the holder of this certificate without charge within five days after the receipt of a written request therefor.

                  Certificates representing shares of Common Stock that are issued and outstanding at the Record Time shall evidence one Right for each share of Common Stock evidenced thereby notwithstanding the absence of the foregoing legend.

2.3  Exercise of Rights; Separation of Rights.

     (a) Subject to Sections 3.1, 5.1 and 5.10 and subject to adjustment as herein set forth, each Right will entitle the holder thereof, after the Separation Time and prior to the Expiration Time, to purchase, for the Exercise Price, one one-thousandth of a share of Preferred Stock.

     (b) Until the Separation Time, (i) no Right may be exercised and (ii) each Right will be evidenced by the certificate for the associated share of Common Stock (together, in the case of certificates issued prior to the Record Time, with the letter mailed to the record holder thereof pursuant to Section 2.1) and will be transferable only together with, and will be transferred by a transfer (whether with or without such letter) of, such associated share.

     (c) Subject to the terms hereof, after the Separation Time and prior to the Expiration Time, the Rights (i) may be exercised and (ii) may be transferred independent of shares of Common Stock. Promptly following the Separation Time, the Rights Agent will mail to each holder of record of Common Stock as of the Separation Time (other than any Person whose Rights have become void pursuant to Section 3.1(b)), at such holder's address as shown by the records of the Company (the Company hereby agreeing to furnish copies of such records to the Rights Agent for this purpose), (x) a certificate (a "Rights Certificate") in substantially the form of Exhibit A hereto appropriately completed, representing the number of Rights held by such holder at the Separation Time and having such marks of identification or designation and such legends, summaries or endorsements printed thereon as the Company may deem appropriate and as are not inconsistent with the provisions of this Agreement, or as may be required to comply with any law or with any rule or regulation made pursuant thereto or with any rule or regulation of any national securities exchange or quotation system on which the Rights may from time to time be listed or traded, or to conform to usage, and (y) a disclosure statement describing the Rights.

     (d) Subject to the terms hereof, Rights may be exercised on any Business Day after the Separation Time and prior to the Expiration Time by submitting to the Rights Agent the Rights Certificate evidencing such Rights with an Election to Exercise (an "Election to Exercise") substantially in the form attached to the Rights Certificate duly completed, accompanied by payment in cash, or by certified or official bank check or money order payable to the order of the Company, of a sum equal to the Exercise Price multiplied by the number of Rights being exercised and a sum sufficient to cover any transfer tax or charge which may be payable in respect of any transfer involved in the transfer or delivery of Rights Certificates or the issuance or delivery of certificates for shares or depositary receipts (or both) in a name other than that of the holder of the Rights being exercised.

     (e) Upon receipt of a Rights Certificate, with an Election to Exercise accompanied by payment as set forth in Section 2.3(d), and subject to the terms hereof, the

Rights Agent will thereupon promptly (i)(A) requisition from a transfer agent stock certificates evidencing such number of shares or other securities to be purchased (the Company hereby irrevocably authorizing its transfer agents to comply with all such requisitions) and (B) if the Company elects pursuant to
Section 5.5 not to issue certificates representing fractional shares, requisition from the depositary selected by the Company depositary receipts representing the fractional share to be purchased or requisition from the Company the amount of cash to be paid in lieu of fractional shares in accordance with Section 5.5 and (ii) after receipt of such certificates, depositary receipts and/or cash, deliver the same to or upon the order of the registered holder of such Rights Certificate, registered (in the case of certificates or depositary receipts) in such name or names as may be designated by such holder.

     (f) In case the holder of any Rights shall exercise less than all the Rights evidenced by such holder's Rights Certificate, a new Rights Certificate evidencing the Rights remaining unexercised will be issued by the Rights Agent to such holder or to such holder's duly authorized assigns.

     (g) The Company covenants and agrees that it will (i) take all such action as may be necessary to ensure that all shares delivered upon exercise of Rights shall, at the time of delivery of the certificates for such shares (subject to payment of the Exercise Prices), be duly and validly authorized, executed, issued and delivered and fully paid and nonassessable; (ii) take all such action as may be necessary to comply with any applicable requirements of the Securities Act of 1933 or the Securities Exchange Act of 1934, and the rules and regulations thereunder, and any other applicable law, rule or regulation, in connection with the issuance of any shares upon exercise of Rights; and (iii) pay when due and payable any and all federal and state transfer taxes and charges which may be payable in respect of the original issuance or delivery of the Rights Certificates or of any shares issued upon the exercise of Rights, provided that the Company shall not be required to pay any transfer tax or charge which may be payable in respect of any transfer involved in the transfer of delivery of Rights Certificates or the issuance or delivery of certificates for shares in a name other than that of the holder of the Rights being transferred or exercised.

2.4  Adjustments to Exercise Price; Number of Rights.

     (a) In the event the Company shall at any time after the Record Time and prior to the Separation Time (i) declare or pay a dividend on Common Stock payable in Common Stock, (ii) subdivide the outstanding Common Stock or (iii) combine the outstanding Common Stock into a smaller number of shares of Common Stock, (x) the Exercise Price in effect after such adjustment will be equal to the Exercise Price in effect immediately prior to such adjustment divided by the number of shares of Common Stock (the "Expansion Factor") that a holder of one share of Common Stock immediately prior to such dividend, subdivision or combination would hold thereafter as a result thereof and (y) each Right held prior to such adjustment will become that number of Rights equal to the Expansion Factor, and the adjusted number of Rights will be deemed to be distributed among the shares of Common Stock with respect to which the original Rights were associated (if they remain outstanding) and the shares issued in respect of such dividend, subdivision or combination, so that each such share of Common Stock will have exactly one Right associated with it. Each adjustment made pursuant to this paragraph shall be made as of the payment or effective date for the applicable dividend, subdivision or combination.

                  In the event the Company shall at any time after the Record Time and prior to the Separation Time issue any shares of Common Stock otherwise than in a transaction referred to in the preceding paragraph, each such share of Common Stock so issued shall automatically have one new Right associated with it, which Right shall be evidenced by the certificate representing such share. To the extent provided in Section 5.3, Rights shall be issued by the Company in respect of shares of Common Stock that are issued or sold by the Company after the Separation Time.

     (b) In the event the Company shall at any time after the Record Time and prior to the Separation Time issue or distribute any securities or assets in respect of, in lieu of or in exchange for Common Stock (other than pursuant to a regular periodic cash dividend or a dividend paid solely in Common Stock) whether by dividend, in a reclassification or recapitalization (including any such transaction involving a merger, consolidation or share exchange), or otherwise, the Company shall make such adjustments, if any, in the Exercise Price, number of Rights and/or securities or other property purchasable upon exercise of Rights as the Board of Directors of the Company, in its sole discretion, may deem to be appropriate under the circumstances in order adequately to protect the interests of holders of Rights generally, and the Company and the Rights Agent shall amend this Agreement as necessary to provide for such adjustments.

     (c)  Each adjustment  to the  Exercise Price made  pursuant to this Section
2.4 shall be calculated to the nearest cent. Whenever an adjustment to the Exercise Price is made pursuant to this Section 2.4, the Company shall (i) promptly prepare a certificate setting forth such adjustment and a brief statement of the facts accounting for such adjustment, (ii) promptly file with the Rights Agent and with each transfer agent for the Common Stock a copy of such certificate and (iii) mail a brief summary thereof to each holder of Rights.

     (d) Irrespective of any adjustment or change in the securities purchase upon exercise of the Rights, the Rights Certificates theretofore and thereafter issued may continue to express the securities so purchasable which were expressed in the initial Rights Certificates issued hereunder.

2.5 Date on Which Exercise is Effective. Each person in whose name any certificate for shares is issued upon the exercise of Rights shall for all purposes be deemed to have become the holder of record of the shares represented thereby on, and such certificate shall be dated, the date upon which the Rights Certificate evidencing such Rights was duly surrendered and payment of the Exercise Price for such Rights (and any applicable taxes and other governmental charges payable by the exercising holder hereunder) was made; provided, however, that if the date of such surrender and payment is a date upon which the stock transfer books of the Company are closed, such person shall be deemed to have become the record holder of such shares on, and such certificates shall be dated, the next succeeding Business Day on which the stock transfer books of the Company are open.

2.6  Execution, Authentication, Delivery and Dating of Rights Certificates.

     (a) The Rights Certificates shall be executed on behalf of the Company by its Chief Executive Officer, President, Chief Operations Officer or one of its Vice Presidents, under its corporate seal reproduced thereon attested by its Secretary or one of its Assistant Secretaries. The signature of any of these officers on the Rights Certificates may be manual or facsimile.

                  Rights Certificates bearing the manual or facsimile signatures of individuals who were at any time the proper officers of the Company shall bind the Company, notwithstanding that such individuals or any of them have ceased to hold such officer prior to the countersignature and delivery of such Rights Certificates.

                  Promptly after the Company learns of the Separation Time, the Company will notify the Rights Agent of such Separation Time and will deliver Rights Certificates executed by the Company to the Rights Agent for countersignature, and, subject to Section 3.1(b), the Rights Agent shall manually countersign and deliver such Rights Certificates to the holders of the Rights pursuant to Section 2.3(c) hereof. No Rights Certificate shall be valid for any purpose unless manually countersigned by the Rights Agent.

     (b) Each Rights Certificate shall be date the date of countersignature thereof.

2.7  Registration, Registration of Transfer and Exchange.

     (a) After the Separation Time, the Company will cause to be kept register (the "Rights Register") in which, subject to such reasonable regulations as it may prescribe, the Company will provide for the registration and transfer of Rights. The Rights Agent is hereby appointed "Rights Registrar" for the purpose of maintaining the Rights Register for the Company and registering Rights and transfers of Rights after the Separation Time as herein provided. In the event that the Rights Agent will have the right to examine the Rights Register at all reasonable times after the Separation Time.

                  After the  Separation  Time and prior to the  Expiation  Time,
upon  surrender  for   registration  of  transfer  or  exchange  of  any  Rights
Certificate,  and  subject  to the  provisions  of

Section 2.7(c) and (d), the Company will execute, and the Rights Agent will countersign and deliver, in the name of the holder or the designated transferee or transferees, as required pursuant to the holder's instructions, one or more new Rights Certificates evidencing the same aggregate number of Rights as did the Rights Certificate so surrendered.

     (b) Except as otherwise provided in Section 3.1(b), all Rights issued upon any registration of transfer or exchange of Rights Certificates shall be the valid obligations of the Company, and such Rights shall be entitled to the same benefits under this Agreement as the Rights surrendered upon such registration of transfer or exchange.

     (c) Every Rights Certificate surrendered for registration of transfer or exchange shall be duly endorsed, or be accompanied by a written instrument of transfer in form satisfactory to the Company or the Rights Agent, as the case may be, duly executed by the holder thereof or such holder's attorney duly authorized in writing. As a condition to the issuance of any new Rights Certificate under this Section 2.7, the Company may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto.

     (d) The Company shall not be required to register the transfer or exchange of any Rights after such Rights have become void under Section 3.1(b), been exchanged under Section 3.1(c) or been redeemed or terminated under Section 5.1.

2.8  Mutilated, Destroyed, Lost and Stolen Rights Certificate.

     (a) If any mutilated Rights Certificate is surrendered to the Rights Agent prior to the Expiration Time, then, subject to Section 3.1(b) and 5.1, the Company shall execute and the Rights Agent shall countersign and deliver in exchange therefor a new Rights Certificate evidencing the same number of Right as did the Rights Certificate so surrendered.

     (b) If there shall be delivered to the Company and the Rights Agent prior to the Expiration Time (i) evidence to their satisfaction of the destruction, loss or theft of any Rights Certificate and (ii) such security or indemnity as may be required by them to save each of them and any of their agents harmless, then, subject to Section 3.1(b) and 5.1 and in the absence of notice to the Company or the Rights Agent that such Rights Certificate has been acquired by a bona fide purchaser, the Company shall execute and upon its request the Rights Agent shall countersign and deliver, in lieu of any such destroyed, lost or stolen Rights Certificate, a new Rights Certificate so destroyed, lost or stolen.

     (c) As a condition to the issuance of any new Rights Certificate under this
Section 2.8, the Company may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the fees and expenses of the Rights Agent) connected therewith.

     (d) Every new Rights Certificate issued pursuant to this Section 2.8 in lieu of any destroyed, lost or stolen Rights Certificate shall evidence an original additional contractual obligation of the Company, whether or not the destroyed, lost or stolen Rights Certificate shall be at any time enforceable by anyone, and shall be entitled to all the benefits of this Agreement equally and proportionately with any and all other Rights duly issued hereunder.

2.9 Persons Deemed Owners. Prior to due presentment of a Rights Certificate (or, prior to the Separation Time, the associated Common Stock Certificate) for registration of transfer, the Company, the Rights Agent and any agent of the Company or the Rights Agent may deem and treat the person in whose name such Rights Certificate (or, prior to the Separation Time, such Common Stock certificate) is registered as the absolute owner thereof and of the Rights evidenced thereby for all purposes whatsoever, including the payment of the Redemption Price, and neither the Company nor the Rights Agent shall be affected by any notice to the contrary. As used in the Agreement, unless the context otherwise requires, the term "holder" of any Rights shall mean the registered holder of such Rights (or, prior to the Separation Time, the associated shares of Common Stock).

2.10 Delivery and Cancellation of Certificates. All Rights Certificates surrendered upon exercise or for registration of transfer or exchange shall, if surrendered to any person other than the Rights Agent, be delivered to the Rights Agent and, in any case, shall be promptly cancelled by the Rights Agent. The Company may at any time deliver to the Rights Agent for cancellation any Rights Certificate previously countersigned and delivered hereunder which the Company may have acquired in any manner whatsoever, and all Rights Certificate so delivered shall be promptly cancelled by the Rights Agent. No Rights Certificate shall be countersigned in lieu of or in exchange for any Rights Certificate cancelled as provided in this Section 2.10, except as expressly permitted by this Agreement. The Rights Agent shall destroy all cancelled Rights Certificate and deliver a certificate of destruction to the Company.

2.11 agreement of Rights Holders. Every holder of Rights by accepting the same consents and agrees with the Company and the Rights Agent and with every other holder of Rights that:

     (a) Prior to the Separation Time, each Right will be transferable only together with, and will be transferred by a transfer of, the associated share of Common Stock;

     (b) After the Separation Time, the Rights Certificate will be transferable only on the Rights Register as provided herein;

     (c) Prior to due presentment of a Rights Certificate (or, prior to the Separation Time, the associated Common Stock certificate) for registration of transfer, the Company, the Rights Agent and any agent of the Company or the Rights Agent may deem and treat the person in whose name the Rights Certificate (or, prior to the Separation Time, the associated Common Stock certificate) is registered as the absolute owner thereof and of the Rights evidenced thereby for all purposes whatsoever, and neither the Company nor the Rights Agent shall be affected by any notice to the contrary;

     (d)  Rights   beneficially   owned  by  certain  Persons  will,  under  the
circumstances  set forth in Section 3.1(b),  become void; and

     (e) This Agreement may be supplemented or amended from time to time pursuant to Section 2.4(b) or 5.4 hereof.

                                   ARTICLE III

                          ADJUSTMENTS TO THE RIGHTS IN

                        THE EVENT OF CERTAIN TRANSACTIONS

3.1  Flip-in

     (a) In the event that prior to the Expiration Time a Flip-in Date shall occur, the Company shall take such action as shall be necessary to ensure and provide that, except as provided in this Section 3.1, each Right shall constitute the right to purchase from the Company, upon exercise thereof in accordance with the terms hereof (but subject to Section 5.10), that number of shares of Common Stock having an aggregate Market Price on the Stock Acquisition Date equal to twice the Exercise Price for an amount in cash equal to the Exercise Price (such right to be appropriately adjusted in order to protect the interests of the holders of Rights generally in the event that on or after such Stock Acquisition Date an event of a type analogous to any of the events described in Section 2.4(a) or
(b) shall have occurred with respect to the Common Stock).

     (b) Notwithstanding the foregoing, any Rights that are or were Beneficially Owned on or after the Stock Acquisition Date by an Acquiring Person or an Affiliate or Associate thereof or by any transferee, direct or indirect, of any of the foregoing shall become void and any holder of such Rights (including transferees) shall thereafter have no right to exercise or transfer such Rights under any provision of this Agreement. If any Rights Certificate is presented for assignment or exercise and the Person presenting the same will not complete the certification set forth at the end of the form or assignment or notice of election to exercise and provide such additional evidence of the identity of the Beneficial Owner and its Affiliates and Associates (or former Beneficial Owners and their Affiliates and Associates) as the Company shall reasonably request, then the Company shall be entitled conclusively to deem the Beneficial Owner thereof to be an Acquiring Person or an Affiliate or Associate thereof or a transferee of any of the foregoing and accordingly will deem the Rights evidenced thereby to be void and not transferable or exercisable.

     (c) The Board of Directors of the Company may, at its option, at any time after a Flip-in Date and prior to the time that an Acquiring Person becomes the Beneficial owner of more than 50% of the outstanding shares of Voting Stock elect to exchange all (but not less than all) the then outstanding Rights (which shall not include Rights that have become void pursuant to the provisions of
Section 3.1(b)) for shares of Common Stock at an exchange ratio of one share of Common Stock per Right, appropriately adjusted in order to protect the interests of holders of Rights generally in the event that after the Separation Time an event of a type analogous to any of the events described in Section 2.4(a) or
(b) shall have occurred with respect to the Common Stock (such exchange ratio, as adjusted from time to time, being hereinafter referred to as the "Exchange Ratio").

                  Immediately upon the action of the Board of Directors of the Company electing to exchange the Rights, without any further action and without any notice, the right to exercise the Rights will terminate and each Right (other than Rights that have become void pursuant to Section 3.1(b), will thereafter represent only the right to receive a number of shares of Common Stock equal to the Exchange Ratio. Promptly after the action of the Board of Directors electing to exchange the Rights, the Company shall give notice thereof (specifying the steps to be taken to receive shares of Common Stock in exchange for Rights) to the Rights Agent and the holders of the Rights (other than Rights that have become void pursuant to Section 3.1(b)) outstanding immediately prior thereto by mailing such notice in accordance with Section 5.9.

                  Each Person in whose name any certificate for shares is issued upon the exchange of Rights pursuant to the Section 3.1(c) or Section 3.1(d) shall for all purposes be deemed to have become the holder or record of the shares represented thereby on, and such certificate shall be dated, the date upon which the Rights Certificate evidencing such Rights was duly surrendered and payment of any applicable taxes and other governmental charges by the holder was made; provided, however, that if the date of such surrender and payment is a date upon which the stock transfer books of the Company are closed, such Person shall be deemed to have become the record holder of such shares on, and such certificate shall be dated, the next succeeding Business Day on which the stock transfer books of the Company are open.

     (d) Whenever the Company shall become obligated under Section 3.1(a) or (c) to issue shares of Common Stock upon exercise of or in exchange for Rights, the Company, at its option, may substitute therefor shares of Preferred Stock, at a ratio of one-thousandth of a share of Preferred Stock for each share of Common Stock so issuable, appropriately adjusted to protect interests of the holders of the Rights generally to reflect any event of this type analogous to any of the events described in Section 2.4 (a) or (b) which may have occurred with respect to the Common Stock.

     (e) In the event that there shall not be sufficient treasury shares or authorized but unissued shares of Common Stock or Preferred Stock of the Company to permit the exercise or exchange in full of the Rights in accordance with
Section 3.1(a) or (c), the Company shall either (1) call a meeting of Stockholders seeking approval to cause sufficient additional shares to be authorized (provided that if such approval is not obtained the Company will take the action specified in clause (ii) of this sentence) or (ii) take such action as shall be necessary to ensure and provide, to the extent permitted by applicable law and any agreements or instruments in effect on the Stock Acquisition Date to which it is a party, that each Right shall thereafter constitute the right to receive, (x) at the Company's option, either (A) in return for the Exercise Price, debt or equity securities or other assets (or a combination thereof) having a fair value equal to twice the Exercise Price, or (B) without payment of consideration (except as otherwise required by applicable law), debt or equity securities or other assets (or a combination thereof) having a fair value equal to the Exercise Price, or (y) if the Board of Directors of the Company elects to exchange the Rights in accordance with Section 3.1(c), debt or equity securities or other assets (or a combination thereof) having a fair value equal to the product of the Market Price of a share of Common Stock on the Flip-in Date times the Exchange Ratio in effect on the Flip-in Date, where in any case set forth in
(x) or (y) above the fair value of such debt or equity securities or other assets shall be as determined in good faith by the Board of Directors of the Company, after consultation with a nationally recognized investment banking firm.

3.2 Flip-over

     (a) Prior to the Expiration Time, the Company shall not enter into any agreement with respect to, or consummate or permit to occur, any Flip-over Transaction or Event unless and until it shall have duly entered into a binding and enforceable supplemental agreement with the Flip-over Entity, for the benefit of the holders of the Rights, providing that, upon consummation or occurrence or the Flip-over Transaction or Event (i) each Right shall thereafter constitute the right to purchase from the Flip-over Entity, upon exercise thereof in accordance with the terms hereof, that number of shares of Flip-over Stock of the Flip-over Entity having an aggregate Market Price on the date of consummation or occurrence of such Flip-over Transaction or Event Equal to twice the Exercise Price for an amount in cash equal to the Exercise Price (such right to be appropriately adjusted in order to protect the interests of the holders of Rights generally in the event that after such date of consummation or occurrence an event of a type analogous to any of the events described in Section 2.4(a) or (b) shall have occurred with respect to the Flip-over Stock) and (ii) the Flip-over Entity shall thereafter be liable for, and shall assume, by virtue of such Flip-over Transaction or Event and such supplemental agreement, all the obligations and duties of the Company pursuant to this Agreement, but the Company's obligations under this Agreement shall not be discharged and shall continue in full. The provisions of this Section 3.2 shall apply to successive Flip-over Transactions or Events.

     (b) Prior to the Expiration Time, the Company shall not enter into any agreement with respect to, or consummate or permit to occur, any Flip-over Transaction or Event of at the time thereof there are any rights, warrants or securities outstanding or any other arrangements, agreements or instruments that would eliminate or otherwise diminish in any material respect the benefits intended to be afforded by this Rights Agreement to the holders of Rights upon consummation of such transaction. ARTICLE IV THE RIGHTS AGENT

4.1     General

     (a) The Company hereby appoints the Rights Agent to act as agent for the Company in accordance with the terms and conditions hereof, and the Rights Agent hereby accepts such appointment. The Company agrees to pay to the Rights Agent reasonable compensation for all services rendered by it hereunder and, from time to time, on demand of the Rights Agent, its reasonable expenses and counsel fees and other disbursements incurred in the administration and execution of this Agreement and the exercise and performance of its duties hereunder. The Company also agrees to indemnify the Rights Agent for, and to hold it harmless against, any loss, liability, or expense, incurred without negligence, bad faith or willful misconduct on the part of the Rights Agent, for anything done or omitted to be done by the Rights Agent in connection with the acceptance and administration of this Agreement, including the costs and expenses of defending against any claim of liability.

     (b) The Rights Agent shall be protected and shall incur no liability for or in respect of any action taken, suffered or omitted by it in connection with its administration of this Agreement in reliance upon any certificate for securities purchasable upon exercise of Rights, Rights Certificate, certificate for other securities of the Company, instrument of assignment or transfer, power of attorney, endorsement, affidavit, letter, notice, direction, consent, certificate, statement or other paper or document believed by it to be genuine and to be signed, executed and, where necessary, verified or acknowledged, by the proper person or persons.

4.2  Merger or Consolidation or Change of Name of Rights Agent.

     (a) Any corporation into which the Rights Agent or any successor Rights Agent may be merged or with which it may be consolidated, or any corporation resulting from any merger or consolidation to which the rights Agent or any successor Rights Agent is a party, or any corporation succeeding to the stockholder services business of the rights Agent or any successor Rights Agent, will be the successor to the Rights Agent under this Agreement without the execution or filing of any paper or any further act on the part of any of the parties hereto, provided that such corporation would be eligible for appointment as a successor Rights Agent under the provisions of Section 4.4 hereof. In case at the time such successor Rights Agent succeeds to the agency created by this Agreement any of the Rights Certificates have been countersigned but not delivered, any such successor Rights Agent may adopt the countersignature of the predecessor Rights Agent and deliver such Rights
Certificates  so  countersigned;  and in  case at that  time  any of the  Rights
Certificates have not be countersigned, any successor Rights Agent may countersign such Rights Certificates either in the name of the predecessor Rights Agent or in the name of the successor Rights Agent; and in all such cases such Rights Certificates will have the full force provided in the Rights Certificates and in this Agreement.

     (b) In case at any time the name of the Rights Agent is changed and at such time any of the Rights Certificates shall have been countersigned but not delivered, the Rights Agent may adopt the countersignature under its prior name and deliver Rights Certificates so countersigned; and in case at that time any of the Rights Certificates shall not have been countersigned, the Rights Agent may countersign such Rights Certificates either in its prior name or in its changed name; and in all such cases such Rights Certificates shall have the full force provided in the Rights Certificates and in this Agreement.

4.3  Duties of Rights Agent.

                  The Rights Agent undertakes the duties and obligations imposed by this Agreement upon the following terms and conditions, by all of which the Company and the holders of Rights Certificates, by their acceptance thereof, shall be bound:

     (a) The Rights Agent may consult with legal counsel (who may be legal counsel for the Company), and the opinion of such counsel will be full and complete authorization and protection to the Rights Agent as to any action taken or omitted by it in good faith and in accordance with such opinion.

     (b) Whenever in the performance of its duties under this Agreement the Rights Agent deems it necessary or desirable that any fact or matter be provided or established by the Company prior to taking or suffering any action hereunder, such fact or matter (unless other evidence in respect thereof be herein specifically prescribed) may be deemed to be conclusively provided and established by a certificate signed by a person believed by the Rights Agent to be the Chief Executive Officer, the Chief Operating Officer, the President or any Vice President and by the Treasurer or any Assistant Treasurer or the Secretary or any Assistant Secretary of the Company and delivered to the Rights Agent; and such certificate will be full authorization to the Rights Agent for any action taken or suffered in good faith by it under the provisions of this Agreement in reliance upon such certificate.

     (c) The Rights Agent will be liable hereunder only for its own negligence, bad faith or willful misconduct.

     (d) The Rights Agent will not be liable for or by reason of any of the statements of fact or recitals contained in this Agreement or in the certificates for securities purchasable upon exercise of Rights or the Rights Certificates (except its countersignature thereof) or be required to verify the same, but all such statements and recitals are and will be deemed to have been made by the Company only.

     (e) The Rights Agent will not be under any responsibility in respect of the validity of this Agreement or the execution and delivery hereof (except the due authorization, execution and delivery hereof by the Rights Agent) or in respect of the validity or execution of any certificate for securities purchasable upon exercise of Rights or Rights Certificate (except its countersignature thereof); nor will it be responsible for any breach by the Company of any covenant or condition contained in this Agreement or in any Rights Certificate; nor will it be responsible for any change in the exercisability of the Rights (including the Rights becoming void pursuant to Section 3.1(b) hereof) or any adjustment required under the provisions of Section 2.4, 3.1 or 3.2 hereof or responsible for the manner, method or amount of any such adjustment or the ascertaining of the existence of facts that would require any such adjustment (except with respect to the exercise of Rights after receipt of the certificate contemplated by Section 2.4 describing any such adjustment); nor will it by any act hereunder be deemed to make any representation or warranty as to the authorization or reservation of any securities purchasable upon exercise of Rights or any Rights or as to whether any securities purchasable upon exercise of Rights will, when issued, be duly and validly authorized, executed, issued and delivered and fully paid and nonassessable.

     (f) The Company agrees that it will perform, execute, acknowledge and deliver or cause to be performed, executed, acknowledged and delivered all such further and other acts, instruments and assurances as may be reasonably be required by the Rights Agent for the carrying out or performing by the Rights Agent of the provisions of this Agreement.

     (g) The Rights Agent is hereby authorized and directed to accept instructions with respect to the performance of its duties hereunder from any person believed by the Rights Agent to be the Chief Executive Officer, the Chief Operating Officer, the President or any Vice President or the Secretary or any Assistant Secretary or the Treasurer or any Assistant Treasurer of the Company, and to apply to such persons for advice or instructions in connection with its duties, and it shall not be liable for any action taken or suffered by it in good faith in accordance with instructions of any such person.

     (h) The Rights Agent and any Stockholder, director, officer or employee of the Rights Agent may buy, sell or deal in Common Stock, Rights or other securities of the Company or become pecuniarily interested in any transaction in which the Company may be interested, or contract with or lend money to the Company or otherwise act as fully and freely as though it were not Rights Agent under this Agreement. Nothing herein shall preclude the Rights Agent from acting in any other capacity for the Company or for any other legal entity.

     (i) The Rights Agent may execute and exercise any of the rights or powers hereby vested in it or perform any duty hereunder either itself or by or through its attorneys or agents, and the Rights Agent will not be answerable or accountable for any act, default, neglect or misconduct of any such attorneys or agents or for any loss to the Company resulting from any such act, default, neglect or misconduct, provided reasonable care was exercised in the selection and continued employment thereof.

4.4 Change of Rights Agent. The Rights Agent may resign and be discharged from its duties under this Agreement upon 90 days' notice (or such lesser notice as is acceptable to the Company) in writing mailed to the Company and to each transfer agent of Common Stock by registered or certified mail, and to the holders of the Rights in accordance with Section 5.9. The Company may remove the Rights Agent upon 30 days' notice in writing, mailed to the Rights Agent and to each transfer agent of the Common Stock by registered or certified mail, and to the holders of the Rights in accordance with Section

5.9. If the Rights Agent should resign or be removed or otherwise become incapable of acting, the Company will appoint a successor to the Rights Agent. If the Company fails to make such appointment within a period of 30 days after such removal or after it has been notified in writing of such resignation or incapacity by the resigning or incapacitated Rights Agent or by the holder of any rights (which holder shall, with such notice, submit such holder's Rights Certificate for inspection by the Company), then the holder of any Rights may apply to any court of competent jurisdiction for the appointment of a new Rights Agent. Any successor Rights Agent, whether appointed by the Company or by such a court, shall be a corporation organized and doing business under the laws of the United States or of the State of New York, or of any other state of the United States so long as such corporation is authorized to do business as a banking institution in the State of New York, which is authorized under such laws to exercise the powers of the Rights Agent contemplated by this Agreement and is subject to supervision or examination by federal or state authority and which has at the time of its appointment as Rights Agent a combined capital and surplus of at least $50,000,000. After appointment, the successor Rights Agent will be vested with the same powers, rights, duties and responsibilities as if it had been originally named as Rights Agent without further act or deed; but the predecessor rights Agent shall deliver and transfer to the successor rights Agent any property at the time held by it hereunder, and execute and deliver any further assurance, conveyance, act or deed necessary for the purpose. Not later than the effective date of any such appointment, the Company will file notice thereof in writing with the predecessor Rights Agent and each transfer agent of the Common Stock, and mail a notice thereof in writing to the holders of the Rights. Failure to give any notice provided for in this Section 4.4, however, or any defect therein, shall not affect the legality or validity of the resignation or removal of the Rights Agent or the appointment of the successor Rights Agent, as the case may be.

                                    ARTICLE V
                                  MISCELLANEOUS

5.1  Redemption

     (a) The Board of Directors of the Company may, at its option, at any time prior to the close of business on the Flip-in Date, elect to redeem all (but not less than all) the then outstanding Rights at the Redemption Price and the Company, at its option, may pay the Redemption Price either in cash or shares of Common Stock or other securities of the Company deemed by the Board of Directors, in the exercise of its sole discretion, to be at least equivalent in value to the Redemption Price.

     (b) Immediately upon the action of the Board of Directors of the Company electing to redeem the Rights (or, if the resolution of the Board of Directors electing to redeem the Rights states that the redemption will not be effective until the occurrence of a specified future time or event, upon the occurrence of such future time or event), without any further action and without any notice, the right to exercise the Rights will terminate and each Right will thereafter represent only the right to receive the Redemption Price in cash or securities, as determined by the Board of Directors. Promptly after the Rights are redeemed, the Company shall give notice of such redemption to the Rights Agent and the holders of the then outstanding Rights by mailing such notice in accordance with
Section 5.9.

5.2 Expiration. The Rights and this Agreement shall expire at the Expiration Time and no Person shall have any rights pursuant to this Agreement or any Right after the Expiration Time, except as provided in Sections 3.1 and 5.1 hereof, with respect to Rights which the Board of Directors of the Company have elected to exchange or redeem, and except with respect to any Rights for which an Election to Exercise has been duly filed with the Rights Agents prior to the Expiration time.

5.3 Issuance of New Rights Certificates. Notwithstanding any of the provisions of this Agreement or of the Rights to the contrary, the Company may, at its option, issue new Rights Certificates evidencing Rights in such form as may be approved by its Board of Directors to reflect any adjustment or change in the number or kind or class of shares of stock purchasable upon exercise of Rights made in accordance with the provisions of this Agreement. In addition, in connection with the issuance or sale of shares of Common Stock by the Company following the Separation Time and prior to the Redemption Time or Expiration Time pursuant to the terms of securities exercisable, convertible or exchangeable into shares of Common Stock or pursuant to options exercisable for Common Stock or in connection with the vesting or payment of securities awarded by the Corporation under any plan or arrangement, in each case issued, granted or awarded prior to, and outstanding at, the Separation Time, the Company shall issue to the holders of such shares of Common Stock, Rights Certificates representing the appropriate number of Rights in connection with the issuance or sale of such shares of Common Stock; provided, however, in each case, (i) no such Rights Certificate shall be issued, if, and to the extent that, the Company shall be advised by counsel that such issuance would create a significant risk of material adverse tax consequences to the Company or to the Person to whom such Rights Certificates would be issued, (ii) no such Rights Certificates shall be issued if, and to the extent that, appropriate adjustment shall have otherwise been made in lieu of the issuance thereof, and (iii) the Company shall have no obligation to distribute Rights Certificates to any Acquiring Person or Affiliate or Associate of an Acquiring Person or any transferee of any of the foregoing.

5.4 Supplements and Amendments. The Company and the Rights Agent may from time to time supplement or amend this Agreement without the approval of any holders of Rights (i) prior to the close of business on the Flip-in Date, in any respect and (ii) after the close of business on the Flip-in Date, to make any changes that the Company may deem necessary or desirable and which shall not materially adversely affect the interests of the holders of Rights generally (other than an Acquiring Person or an Affiliate or Associate of an Acquiring Person). The Rights Agent will duly execute and deliver any supplement or amendment hereto requested by the Company which satisfies the terms of the preceding sentence.

5.5 Fractional Shares. If the Company elects not to issue certificates representing fractional shares upon exercise or redemption of Rights, the Company shall, in lieu thereof, in the sole discretion of the Board of Directors, either (a) evidence such fractional shares by depositary receipts issued pursuant to an appropriate agreement between the Company and a depositary selected by it, providing that each holder of a depositary receipt shall have all of the rights, privileges and preferences to which such holder would be entitled as a beneficial owner of such fractional share, or (b) sell such shares on behalf of the holders of Rights and pay to the registered holder of such Rights the appropriate fraction of price per share received upon such sale.

5.6 Rights of Action. Subject to the terms of this Agreement (including Section 3.1(b)), rights of action in respect of this Agreement, other than rights of action vested solely in the Rights Agent, are vested in the respective holders of the Rights; and any holder of any Rights, without the consent of the Rights Agent or of the holder of any other Rights, may, on such holder's own behalf and for such holder's own benefit and the benefit of other holders of Rights, enforce, and may institute and maintain any suit, action or proceeding against the Company to enforce, or otherwise act in respect of, such holder's right to exercise such holder's Rights in the manner provided in such holder's Rights Certificate and in this Agreement. Without limiting the foregoing or any remedies available to the holders of rights, it is specifically acknowledged that the holders of Rights would not have an adequate remedy at law for any breach of this Agreement and will be entitled to specific performance of the obligations under, and injunctive relief against actual or threatened violations of, the obligations of any Person subject to this Agreement.

5.7 Holder of Rights Not Deemed a Stockholder. No holder, as such, of any Rights shall be entitled to vote, receive dividends or be deemed for any purpose the holder of shares or any other securities which may at any time be issuable on the exercise of such Rights, nor shall anything contained herein or in any Rights Certificate be construed to confer upon the holder of any rights, as such, any of the rights of a Stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to Stockholders at any meeting thereof, or to give or withhold consent to any corporate action, or to receive notice of meetings or other actions affecting Stockholders (except as provided in Section 5.8 hereof), or to receive dividends or subscription rights, or otherwise, until such Rights shall have been exercised or exchanged in accordance with the provisions hereof.

5.8 Notice of Proposed Actions. In case the Company shall propose after the Separation Time and prior to the Expiration Time (i) to effect or permit (in cases where the Company's permission is required) occurrence of any Flip-in Date or Flip-over Transaction or Event or (ii) to effect the liquidation, dissolution or winding up of the Company, then, in each such case, the Company shall give to each holder of a Right, in accordance with Section 5.9 hereof, a notice of such proposed action, which shall specify the Flip-in Date or the date on which such Flip-over Transaction or Event, liquidation, dissolution, or winding up is to take place, and such notice shall be as given at least 20 Business Days prior to the date of the taking of such proposed action.

5.9 Notices. Notices or demands authorized or required by this Agreement to be given or made by the Rights Agent or by the holder of any Rights to or on the Company shall be sufficiently given or made if delivered or sent by first-class mail, postage prepaid, addressed (until another address is filed in writing with the Rights Agent) as follows:

                           Acxiom Corporation
                           P.O. Box 2000
                           301 Industrial Boulevard
                           Conway, Arkansas  72033-2000
                           Attention:  Secretary


                  Any notice or demand authorized or required by this Agreement to be given or made by the Company or by the holder of any Rights to or on the Rights Agent shall be sufficiently given or made if delivered or sent by first-class mail, postage prepaid, addressed (until another address is filed in writing with the Company) as follows:

                           First Chicago Trust Company of New York
                           525 Washington Boulevard

                           Suite 4660
                           Jersey City, New Jersey  07310
                           Attention:  Tenders and Exchanges Administration

                  Notices or demands authorized or required by this Agreement to be given or made by the Company or the Rights Agent to or on the holder of any Rights shall be sufficiently given or made if delivered or sent by first-class mail, postage prepaid, addressed to such holder at the address of such holder as it appears upon the registry books of the Rights Agent or, prior to the Separation Time, on the registry books of the transfer agent for the Common Stock.

                  All such notices and demands shall be deemed to have been given on the date of delivery thereof, if delivered by hand, and on the third day after the mailing thereof, if mailed. Any notice which is mailed in the manner herein provided shall be deemed given, whether or not the holder receives the notice.

5.10 Suspension of Exercisability. To the extent that the Company determines in good faith that some action will or need be taken pursuant to Section 3.1(a),
(b), (d) or (e) or to comply with federal or state securities laws, the Company may suspend the exercisability of the Rights for a period of up to ninety (90) days following the date of the occurrence of the Separation Time or the Flip-in Date in order to take such action or comply with such laws. In the event of any such suspension, the Company shall issue as promptly as practicable a public announcement stating that the exercisability or exchangeability of the Rights has been temporarily suspended. Notice thereof pursuant to Section 5.9 shall not be required.

                  Failure to give a notice pursuant to the provisions of this Agreement shall not affect the validity of any action taken hereunder.

5.11 Costs of Enforcement. The Company agrees that if the Company or any other Person the securities of which are purchasable upon exercise of Rights fails to fulfill any of its obligations pursuant to this Agreement, then the Company or such Person will reimburse the holder of any Rights for the costs and expenses (including legal fees) incurred by such holder in actions to enforce such holder's rights pursuant to any Rights or this Agreement.

5.12 Successors. All the covenants and provisions of this Agreement by or for the benefit of the Company or the Rights Agent shall bind and inure to the benefit of their respective successors and assigns hereunder.

5.13 Benefits of this Agreement. Nothing in this Agreement shall be construed to give to any Person other than the Company, the Rights Agent and the holders of the Rights any legal or equitable right, remedy or claim under this Agreement; this Agreement shall be for the sole and exclusive benefit of the Company, the Rights Agent and the holders of the Rights.

5.14 Determination and Actions by the Board of Directors, etc. The Board of Directors of the Company shall have the exclusive power and authority to administer this Agreement and to exercise all rights and powers specifically granted to the Board or to the Company, or as may be necessary or advisable in the administration of this Agreement, including, without limitation, the right and power to (i) interpret the provisions of this Agreement and (ii) make all determinations deemed necessary or advisable for the administration of this Agreement. All such actions, calculations, interpretations and determinations (including, for purposes of clause (y) below, all omissions with respect to the foregoing) which are done or made by the Board in good faith, shall (x) be final, conclusive and binding on the Company, the Rights Agent, the holders of the Rights and all other parties, and (y) not subject the Board of Directors of the Company to any liability to the holders of the Rights.

5.15 Descriptive Headings. Descriptive headings appear herein for convenience only and shall not control or affect the meaning or construction of any of the provisions hereof.

5.16 Governing Law. THIS AGREEMENT AND EACH RIGHT ISSUED HEREUNDER SHALL BE DEEMED TO BE A CONTRACT MADE UNDER THE LAWS OF THE STATE OF DELAWARE AND FOR ALL PURPOSES SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF SUCH STATE APPLICABLE TO CONTRACTS TO BE MADE AND PERFORMED ENTIRELY WITHIN SUCH STATE.

5.17 Counterparts. This Agreement may be executed in any number of counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument.

5.18 Severability. If any term or provision hereof or the application thereof to any circumstance shall, in any jurisdiction and to any extent, be invalid or unenforceable, such term or provision shall be ineffective as to such jurisdiction to the extent of such invalidity or unenforceability without invalidation or rendering unenforceable the remaining terms and provision hereof or the application of such term or provision to circumstances other than those as to which it is held invalid or unenforceable.

                  IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first above written.

                                     ACXIOM CORPORATION


                                     By:   /s/ Catherine L. Hughes
                                        ----------------------------------------
                                     Name:   Catherine L. Hughes
                                     Title:  Secretary/General Counsel



                                     FIRST CHICAGO TRUST COMPANY OF NEW YORK



                                     By:   /s/ Joanne Gorostiola
                                        ----------------------------------------
                                     Name:   Joanne Gorostiola
                                     Title:  Assistant Vice President

                                    EXHIBIT A

                          [Form of Rights Certificate]



Certificate No.                                                           Rights
                                                                ----------

         THE RIGHTS ARE SUBJECT TO REDEMPTION OR MANDATORY EXCHANGE, AT THE OPTION OF THE COMPANY, ON THE TERMS SET FORTH IN THE RIGHTS AGREEMENT. RIGHTS BENEFICIALLY OWNED BY ACQUIRING PERSONS OR AFFILIATES OR ASSOCIATES THEREOF (AS SUCH TERMS ARE DEFINED IN THE RIGHTS AGREEMENT) OR TRANSFEREES OF ANY OF THE FOREGOING WILL BE VOID.

                               Rights Certificate

                               ACXIOM CORPORATION

         This certifies that ----------------, or registered assigns, is the registered holder of the number of Rights set forth above, each of which entitles the registered holder thereof, subject to the terms, provisions and conditions of the Rights Agreement, dated as of January 28, 1998 (as amended from time to time, the "Rights Agreement"), between Acxiom Corporation, a Delaware corporation (the "Company"), and First Chicago Trust Company of New York, as Rights Agent (the "Rights Agent", which term shall include any successor Rights Agent under the Rights Agreement), to purchase from the Company at any time after the Separation Time (as such term is defined in the Rights Agreement) and prior to the close of business on February 9, 2008 one one-thousandth of a fully paid share of Participating Preferred Stock, par value $1.00 per share (the "Preferred Stock"), of the Company (subject to adjustment as provided in the Rights Agreement) at the Exercise Price referred to below, upon presentation and surrender of this Rights Certificate with the Form of Election to Exercise duly executed at the principal office of the Rights Agent in The City of New York. The Exercise Price shall initially be $100.00 per Right and shall be subject to adjustment in certain events as provided in the Rights Agreement.

                  In certain circumstances described in the Rights Agreement, the Rights evidenced hereby may entitle the registered holder thereof to purchase securities of an entity other than the Company or securities or assets of the Company other than Preferred Stock, all as provided in the Rights Agreement.

                  This Rights Certificate is subject to all of the terms, provisions and conditions of the Rights Agreement, which terms, provisions and conditions are hereby incorporated herein by reference and made a part hereof and to which Rights Agreement reference is hereby made for a full description of the rights, limitations of rights, obligations, duties and immunities hereunder of the Rights Agent, the Company and the holders of the Rights Certificates. Copies of the Rights Agreement are on file at the principal office of the Company and are available without cost upon written request.

                  This Rights Certificate, with or without other Rights Certificates, upon surrender at the office of the Rights Agent designated for such purpose, may be exchanged for another Rights Certificate or Rights Certificates of like tenor evidencing an aggregate number of Rights equal to the aggregate number of Rights evidenced by the Rights Certificate or Rights Certificates surrendered. If this Rights Certificate shall be exercised in part, the registered holder shall be entitled to receive, upon surrender hereof, another Rights Certificate or Rights Certificates for the number of whole Rights not exercised.

                  Subject to the provisions of the Rights Agreement, each Right evidenced by this Certificate may be (a) redeemed by the Company under certain circumstances, at its option, at a redemption price of $0.01 per Right, or (b) exchanged by the Company under certain circumstances, at its option, for one share of Common Stock or one-thousandth of a share of

Preferred Stock per Right (or, in certain cases, other securities or assets of the Company), subject in each case to adjustment in certain events as provided in the Rights Agreement.

                  No holder of this Rights Certificate, as such, shall be entitled to vote or receive dividends or be deemed for any purpose the holder of any securities which may at any time be issuable on the exercise hereof, nor shall anything contained in the Rights Agreement or herein be construed to confer upon the holder hereof, as such, any of the rights of a Stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to Stockholders at any meeting thereof, or to give or withhold consent to any corporate action, or to receive notice of meetings or other actions affecting the Stockholders (except as provided in the Rights Agreement), or to receive dividends or subscription rights, or otherwise, until the Rights evidenced by this Rights Certificate shall have been exercised or exchanged as provided in the Rights Agreement.

                  This Rights Certificate shall not be valid or obligatory for any purpose until it shall have been countersigned by the Rights Agent.

                  WITNESS the facsimile signature of the proper officers of the Company and its corporate seal.

Date:
     ----------------- ----, --------



ATTEST:                                  ACXIOM CORPORATION


                                         By:
----------------------------------          ------------------------------------
           Secretary





Countersigned:

FIRST CHICAGO TRUST COMPANY OF NEW YORK


By:
   -------------------------------
        Authorized Signature

                  [Form of Reverse Side of Rights Certificate]



                               FORM OF ASSIGNMENT

      (To be executed by the registered holder if such holder desires to transfer this Rights Certificate.)

                  FOR VALUE RECEIVED --------------------- hereby sells, assigns and transfers unto -------------------------------------------------------------
                           (Please print name and address of transferee)

this Rights Certificate, together with all right, title and interest therein, and does hereby irrevocably constitute and appoint ------------------- Attorney, to transfer the within Rights Certificate on the books of the within-named Company, with full power of substitution.

Dated:
      --------------------, ---------



Signature Guaranteed:                   ----------------------------------------
                                        Signature

                                        (Signature  must  correspond  to name as
                                        written  upon  the face  of this  Rights
                                        Certificate   in    every    particular,
                                        without alteration or enlargement or any change whatsoever)

         Signatures must be guaranteed by a member firm of a registered national securities exchange, a member of the National Association of Securities Dealers, Inc., or a commercial bank or trust company having an office or correspondent in the United States.

--------------------------------------------------------------------------------

                            (To be completed if true)



The undersigned hereby represents, for the benefit of all holders of Rights and shares of Common Stock, that the Rights evidenced by this Rights Certificate are not, and, to the knowledge of the undersigned, have never been, Beneficially Owned by an Acquiring Person or an Affiliate or Associate thereof (as defined in the Rights Agreement).




                                        ----------------------------------------
                                        Signature



--------------------------------------------------------------------------------



                                     NOTICE

                  In the event the certification set forth above is not completed in connection with a purported assignment, the Company will deem the Beneficial Owner of the Rights evidenced by the enclosed Rights Certificate to be an Acquiring Person or an Affiliate or Associate thereof (as defined in the Rights Agreement) or a transferee of any of the foregoing and accordingly will deem the Rights evidenced by such Rights Certificate to be void and not transferable or exercisable.

                   (To be attached to each Rights Certificate)

                          FORM OF ELECTION TO EXERCISE

                (To be executed if holder desires to exercise the Rights Certificate.)

TO:  [                                      ]

                  The undersigned hereby irrevocably elects to exercise -------------------- whole Rights represented by the attached Rights Certificate to purchase the shares of Common or Participating Preferred Stock issuable upon the exercise of such Rights and requests that certificates for such shares be issued in the name of:

               -----------------------------------------------
               Address:
               -----------------------------------------------
               -----------------------------------------------
               Social Security or Other Taxpayer
               Identification Number--------------------------

If such number of Rights shall not be all the Rights evidenced by this Rights Certificate, a new Rights Certificate for the balance of such Rights shall be registered in the name of and delivered to:

               -----------------------------------------------
               Address:
               -----------------------------------------------
               -----------------------------------------------
               Social Security or Other Taxpayer
               Identification Number--------------------------


Dated:
      ---------------------, -------

Signature Guaranteed:                   ----------------------------------------
                                        Signature
                                        (Signature must correspond to name as written upon the face of this Rights
                                        Certificate in every particular, without alteration or enlargement or any change whatsoever)

                  Signatures must be guaranteed by a member firm of a registered national securities exchange, a member of the National Association of Securities Dealers, Inc., or a commercial bank of trust company having an office or correspondent in the United States.


--------------------------------------------------------------------------------

                            (To be completed if true)

                  The undersigned hereby represents, for the benefit of all holders of Rights and shares of Common Stock, that the Rights evidenced by this Rights Certificate are not, and, to the knowledge of the undersigned, have never been, Beneficially Owned by an Acquiring Person or an Affiliate or Associate thereof (as defined in the Rights Agreement).





                                        ----------------------------------------
                                        Signature

--------------------------------------------------------------------------------



                                     NOTICE

                  In the event the certification set forth above is not completed in connection with a purported exercise, the Company will deem the Beneficial Owner of the Rights evidenced by the attached Rights Certificate to be an Acquiring Person or an Affiliate or Associate thereof (as defined in the Rights Agreement) or a transferee of any of the foregoing and accordingly will deem the Rights evidenced by such Rights Certificate to be void and not transferable or exercisable.

                                    EXHIBIT B

                  FORM OF CERTIFICATE OF DESIGNATION AND TERMS
             OF PARTICIPATING PREFERRED STOCK OF ACXIOM CORPORATION

                     Pursuant to Section 151 of the General
                    Corporation Law of the State of Delaware

                 We, the undersigned, Charles D. Morgan and Catherine L. Hughes, the President and Secretary, respectively, of Acxiom Corporation, a Delaware corporation (the "Corporation"), do hereby certify as follows:

                 Pursuant to authority granted by Article FOURTH of the Restated Certificate of Incorporation of the Corporation and in accordance with the provisions of Section 151 of the General Corporation Law of the State of Delaware, the Board of Directors of the Corporation has adopted the following resolutions fixing the designation and certain terms, powers, preferences and other rights of a new series of the Corporation's Preferred Stock, par value $1.00 per share, and certain qualifications, limitations and restrictions thereon:

                           RESOLVED, that there is hereby established a series of Preferred Stock, par value $1.00 per share, of the Corporation, and the designation and certain terms, powers, preferences and other rights of the shares of such series, and certain qualifications, limitations and restrictions thereon, are hereby fixed as follows:

                           (i) The distinctive serial designation of this series
                  shall be "Participating Preferred Stock" (hereinafter called "this Series"). Each share of this Series shall be identical in all respects with the other shares of this Series except as to the dates from and after which dividends thereon shall be cumulative.

                           (ii) The number of shares in this Series shall initially be 200,000, which number may from time to time be increased or decreased (but not below the number then outstanding) by the Board of Directors. Shares of this Series purchased by the Corporation shall be cancelled and shall revert to authorized but unissued shares of Preferred Stock undesignated as to series. Shares of this Series may be issued in fractional shares, which fractional shares shall entitle the holder, in proportion to such holder's fractional share, to all rights of a holder of a whole share of this Series.

                           (iii) The  holders  of full or  fractional  shares of
                  this Series shall be entitled to receive, when and as declared by the Board of Directors, but only out of funds legally available therefor, dividends, (A) on each date that dividends or other distributions (other than dividends or distributions payable in Common Stock of the Corporation) are payable on or in respect of Common Stock comprising part of the Reference Package (as defined below), in an amount per whole share of this Series equal to the aggregate amount of dividends or other distributions (other than dividends or distributions payable in Common Stock of the Corporation) that would be payable on such date to a holder of the Reference Package (as hereinafter defined) and (B) on the last day of March, June, September and December in each year, in an amount per whole share of this Series equal to the excess (if any) of $2.50 over the aggregate dividends paid per whole share of this Series during the three month period ending on such last day. Each such dividend shall be paid to the holders of record of shares of this Series on the date, not exceeding sixty days preceding such dividend or distribution payment date, fixed for the purpose by the Board of Directors in advance of payment of each particular dividend or distribution. Dividends on each full and each fractional share of this Series shall be cumulative from the date such full or fractional share is originally issued; provided that any such full or fractional share originally issued after a dividend record date and on or prior to the dividend payment date to which such record date relates shall not be entitled to receive the dividend payable on such dividend payment date or any amount in respect of the period from such original issuance to such dividend payment date.

                           The term  "Reference  Package"  shall  initially mean
                  1,000 shares of Common Stock, $.10 par value per share ("Common Stock"), of the Corporation. In the event the Corporation shall at any time after the close of business on February 9, 1998 (A) declare of pay a dividend on any Common Stock payable in Common Stock, (B) subdivide any Common Stock or (C) combine any Common Stock into a smaller number of shares, then and in each such case the Reference Package after such event shall be the Common Stock that a holder of the Reference Package immediately prior to such event would hold thereafter as a result thereof.

                           Holders  of  shares  of  this  Series  shall  not  be
                  entitled to any dividends, whether payable in cash, property or stock, in excess of full cumulative dividends, as herein provided on this Series.

                         So long as  any shares of this series  are outstanding,
                  no dividends (other than a dividend in Common Stock or in any other stock ranking junior to this Series as to dividends and upon liquidation) shall be declared or paid or set aside for payment or other distribution declared or made upon the Common Stock or upon any other stock ranking junior to this Series as to dividends or upon liquidation, nor shall any Common Stock nor any other stock of the Corporation ranking junior to or on a parity with this Series as to dividends or upon liquidation be redeemed, purchased or otherwise acquired for any consideration (or any moneys be paid to or made available for a sinking fund for the redemption of any shares of any such stock) by the Corporation (except by conversion into or exchange for stock of the Corporation ranking junior to this Series as to dividends and upon liquidation), unless, in each case, the full cumulative dividends (including the dividend to be due upon payment of such dividend, distribution, redemption, purchase or other acquisition) on all outstanding shares of this Series shall have been, or shall contemporaneously be, paid.

                           (iv) In the event of any merger, consolidation, reclassification or other transaction in which the shares of Common Stock are exchanged for or changed into other stock or securities, cash and/or any other property, then in any such case the shares of this Series shall at the same time be similarly exchanged or changed in an amount per whole share equal to the aggregate amount of stock, securities, cash and/or any other property (payable in kind), as the case may be, that a holder of the Reference Package would be entitled to receive as a result of such transaction.

                           (v) In the event of any  liquidation,  dissolution or
                  winding up of the affairs of the Corporation, whether voluntary or involuntary, the holders of full and fractional shares of this Series shall be entitled, before any distribution or payment is made on any date to the holders of the Common Stock or any other stock of the Corporation ranking junior to this Series upon liquidation, to be paid in full an amount per whole share of this Series equal to the greater of
                  (A) $100 or (B) the aggregate amount distributed or to be distributed prior to such date in connection with such liquidation, dissolution or winding up to a holder of the Reference Package (such greater amount being hereinafter referred to as the "Liquidation Preference"), together with accrued dividends to such distribution or payment date, whether or not earned or declared. If such payment shall have been made in full to all holders of shares of this Series, the holders of shares of this Series as such shall have no right or claim to any of the remaining assets of the Corporation.

                           In the event the assets of the Corporation  available
                  for distribution to the holders of shares of this Series upon any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, shall be insufficient to pay in full all amounts to which such holders are entitled pursuant to the first paragraph of this Section (v), no such distribution shall be made on account of any shares of any other class or series of Preferred Stock ranking on a parity with the shares of this Series upon such liquidation, dissolution or winding up unless proportionate distributive amounts shall be paid on account of the shares of this Series, ratably in proportion to the full distributable amounts for which holders of all such parity shares are respectively entitled upon such liquidation, dissolution or winding up.

                           Upon the  liquidation,  dissolution  or winding up of
                  the Corporation, the holders of shares of this Series then outstanding shall be entitled to be paid out of assets of the Corporation available for distribution to its Stockholders all amounts to which such holders are entitled pursuant to the first paragraph of this Section (v) before any payment shall be made to the holders of Common Stock or any other stock of the Corporation ranking junior upon liquidation to this Series.

                           For  the   purposes   of  this   Section   (v),   the
                  consolidation or merger of, or binding share exchange by, the Corporation with any other corporation shall not be deemed to constitute a liquidation, dissolution or winding up of the Corporation.

                           (vi)  The  shares  of  this  Series  shall  not    be
                  redeemable.

                           (vii) In  addition  to any other  vote or  consent of
                  Stockholders required by law or by the Restated Certificate of Incorporation, as amended, of the Corporation, each whole share of this Series shall, on any matter, vote as a class with any other capital stock comprising part of the Reference Package and voting on such matter and shall have the number of votes thereon that a holder of the Reference Package would have.

                  IN WITNESS WHEREOF, the undersigned have signed and attested this certificate on the 28th day of January, 1998.



                                        ----------------------------------------
                                        President



Attest:



-----------------------------------
            Secretary

                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                FORM 8-A/A
                            Amendment Number One

             FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                  PURSUANT TO SECTION 12(b) OR (g) OF THE
                      SECURITIES EXCHANGE ACT OF 1934


                           Acxiom Corporation
     ------------------------------------------------------------------
           (Exact Name of Registrant as Specified in its Charter)

                  Delaware                        71-0581897
     ------------------------------------------------------------------
           (State of Incorporation             (I.R.S. Employer
              or Organization)                Identification No.)

     P.O. Box 2000, 301 Industrial Blvd., Conway, Arkansas   72033-2000
     ------------------------------------------------------------------
        (Address of Principal Executive Offices)             (Zip Code)

 If this form relates to the  registration of a class of securities  pursuant to
 Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box. ( )

 If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box. (X)

 Securities Act registration statement file number to which this form relates: N/A

 Securities to be registered pursuant to Section 12(b) of the Act:

     Title of each class                Name of each exchange on which
     to be so registered                each class is to be registered
     -------------------                ------------------------------
            None                                        None


     Securities to be registered pursuant to Section 12(g) of the Act:

                        Preferred Stock Purchase Rights
     ------------------------------------------------------------------
                                Title of Class



 ITEM 1.  DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

           On January 28, 1998, the Board of Directors of Acxiom Corporation, a Delaware corporation (the "Company"), declared a dividend of one right (a "Right") for each outstanding share of common stock, par value $.10 per share ("Common Stock"), of the Company held of record at the close of business on February 9, 1998, (the "Record Time"), or issued thereafter and prior to the Separation Time (as hereinafter defined) and thereafter pursuant to options and convertible or exchangeable securities outstanding at the Separation Time. The Rights were issued pursuant to a Rights Agreement, dated as of January 28, 1998, between the Company and First Chicago Trust Company of New York, as
 Rights Agent (the "Rights Agent"), as the same was amended by an Amendment Number One to the Rights Agreement dated as of May 26, 1998, and as may be further amended from time to time (the "Rights Agreement"). Each Right entitles its registered holder to purchase from the Company, after the Separation Time, one one-thousandth of a share of Participating Preferred Stock, par value $1.00 per share ("Preferred Stock"), for $100.00 (the "Exercise Price"), subject to adjustment. The Preferred Stock is designed so that each one one-thousandth of a share of Preferred Stock has economic and voting terms similar to those of one share of Common Stock.

           The Rights will be evidenced by the Common Stock certificates until the close of business on the earlier of (either, the "Separation Time") (i) the tenth business day (or such later date as the Board of Directors of the Company may from time to time fix by resolution adopted prior to the Separation Time that would otherwise have occurred) after the date on which any Person (as defined in the Rights Agreement) commences a tender or exchange offer which, if consummated, would result in such Person's becoming an Acquiring Person, as defined below, and (ii) the first date (the "Flip-in Date") of public announcement by the Company or an Acquiring Person that a Person has become an Acquiring Person; provided that if the foregoing results in the Separation Time being prior to the Record Time, the Separation Time shall be the Record Time; and provided further that if a tender or exchange offer referred to in clause
 (i) is cancelled, terminated or otherwise withdrawn prior to the Separation Time without the purchase of any shares of stock pursuant thereto, such offer shall be deemed never to have been made.

           An Acquiring Person is any Person having Beneficial Ownership (as defined in the Rights Agreement) of 20% or more of the outstanding shares of Voting Stock, which term shall not include (i) the Company, any wholly-owned subsidiary of the Company or any employee stock ownership or other employee benefit plan of the Company, (ii) any person who is the Beneficial Owner of 20% or more of the outstanding Voting Stock as of the date of the Rights Agreement or who shall become the Beneficial Owner of 20% or more of the outstanding Voting Stock solely as a result of an acquisition of Voting Stock by the Company, until such time as such Person acquires additional Voting Stock, other than through a dividend or stock split, (iii) any Person who becomes an Acquiring Person without any plan or intent to seek or affect control of the Company if such Person, upon notice by the Company, promptly divests sufficient securities such that such 20% or greater Beneficial Ownership ceases or (iv) any Person who Beneficially Owns shares of Voting Stock consisting solely of
 (A) shares of Voting Stock acquired pursuant to the grant or exercise of an option granted by the Company in connection with an agreement to merge with, or acquire, the Company at a time at which there is no Acquiring Person, (B) shares of Voting Stock owned by such Person and its Affiliates and Associates at the time of such grant and (C) shares of Voting Stock, amounting to less than 1% of the outstanding Voting Stock, acquired by Affiliates and Associates of such Person after the time of such grant; and provided, further, however, that May & Speh, Inc. ("May & Speh") and its Affiliates and Associates shall not be deemed to be an Acquiring Person as a result of either (x) the grant of the Option (as such term is defined in the Stock Option Agreement, dated as of May 26, 1998 between the Company and May & Speh (the "Stock Option Agreement")) pursuant to the Stock Option Agreement, or at any time following the exercise thereof and the issuance of shares of Common Stock in accordance with the terms of the Stock Option Agreement, (y) the grant of the Proxy, dated as of May 26, 1998, to May & Speh by Charles D. Morgan, or at any time following the delivery and execution thereof or (z) the grant of certain additional proxies with respect to shares of Common Stock owned by certain other stockholders of the Company contemplated by the Agreement and Plan of Merger, dated as of May 26, 1998, among the Company, ACX Acquisition Co., Inc. and May & Speh. "Voting stock" means shares of capital stock of the Company entitled to vote generally in the election of directors.

           The Rights Agreement provides that, until the Separation Time, the Rights will be transferred with and only with the Common Stock. Common Stock certificates issued after the Record Time but prior to the Separation Time shall evidence one Right for each share of Common Stock represented thereby and shall contain a legend incorporating by reference the terms of the Rights Agreement (as such may be amended from time to time). Notwithstanding the absence of the legend, certificates evidencing shares of Common Stock outstanding at the Record Time shall also evidence one Right for each share of Common Stock evidenced thereby. Promptly following the Separation Time, separate certificates evidencing the Rights ("Rights Certificates") will be mailed to holders of record of Common Stock at the Separation Time.

           The Rights will not be exercisable until the Business Day (as defined in the Rights Agreement) following the Separation Time. The Rights will expire on the earliest of (i) the Exchange Time (as defined below), (ii) the close of business on February 9, 2008, (iii) the date on which the Rights are redeemed as described below and (iv) upon the merger of the Company into another corporation pursuant to an agreement entered into when there is no Acquiring Person (in any such case, the "Expiration Time").

           The Exercise Price and the number of Rights outstanding, or in certain circumstances the securities purchasable upon exercise of the Rights, are subject to adjustment from time to time to prevent dilution in the event of a Common Stock dividend on, or a subdivision or a combination into a smaller number of shares of, Common Stock, or the issuance or distribution of any securities or assets in respect of, in lieu of or in exchange for Common Stock.

           In the event that prior to the Expiration Time a Flip-in Date occurs, the Company shall take such action as shall be necessary to ensure and provide that each Right (other than Rights Beneficially Owned by the Acquiring Person or any affiliate or associate thereof, which Rights shall become void) shall constitute the right to purchase from the Company, upon the exercise thereof in accordance with the terms of the Rights Agreement, that number of shares of Common Stock or Preferred Stock of the Company having an aggregate Market Price (as defined in the Rights Agreement), on the date of the public announcement of an Acquiring Person's becoming such (the "Stock Acquisition Date") that gave rise to the Flip-in Date, equal to twice the Exercise Price for an amount in cash equal to the then current Exercise Price.

           In addition, the Board of Directors of the Company may, at its option, at any time after a Flip-in Date and prior to the time that an Acquiring Person becomes the Beneficial Owner of more than 50% of the outstanding shares of Voting Stock, elect to exchange all (but not less than all) the then outstanding Rights (other than Rights Beneficially Owned by the Acquiring Person or any affiliate or associate thereof, which Rights become void) for shares of Common Stock at an exchange ratio of one share of Common Stock per Right, appropriately adjusted to reflect any stock split, stock dividend or similar transaction occurring after the date of the Separation Time (the "Exchange Ratio"). Immediately upon such action by the Board of Directors (the "Exchange Time"), the right to exercise the Rights will terminate and each Right will thereafter represent only the right to receive a number of shares of Common Stock equal to the Exchange Ratio.

           Whenever the Company shall become obligated to issue shares of Common Stock upon exercise of or in exchange for Rights, the Company, at its option, may substitute therefor shares of Preferred Stock, at a ratio of one one-thousandth of a share of Preferred Stock for each share of Common Stock so issuable.

           In the event that prior to the Expiration Time the Company enters into, consummates or permits to occur a transaction or series of transactions after the time an Acquiring Person has become such in which, directly or indirectly, (i) the Company shall consolidate or merge or participate in a binding share exchange with any other Person if, at the time of the consolidation, merger or share exchange or at the time the Company enters into an agreement with respect to such consolidation, merger or share exchange, the Acquiring Person controls the Board of Directors of the Company, or (ii) the Company shall sell or otherwise transfer (or one or more of its subsidiaries shall sell or otherwise transfer) directly or by sale of stock, assets or control of assets (A) aggregating more than 50% of the assets (measured by either book value or fair market value) as of the end of the most recently completed fiscal year or (B) generating more than 50% of the operating income or cash flow during the most recently completed fiscal year, of the Company and its subsidiaries (taken as a whole) to any other Person (other than the Company or one or more of its wholly owned subsidiaries) or to two or more such Persons which are affiliated or otherwise acting in concert, if, at the time of such sale or transfer of assets or at the time the Company (or any such subsidiary) enters into an agreement with respect to such sale or transfer , the Acquiring Person controls the Board of Directors of the Company, then any such transactions or events shall constitute a "Flip-over Transaction or Event" under the Rights Agreement.

           The Company shall take such action as shall be necessary to ensure, and shall not enter into, consummate or permit to occur, such Flip- over Transaction or Event until it shall have duly entered into a binding and enforceable supplemental agreement with the Person engaging in such Flip-over Transaction or Event or the parent corporation thereof (the "Flip-over Entity"), for the benefit of the holders of the Rights, providing, that upon consummation or occurrence of the Flip-over Transaction or Event (i) each Right shall thereafter constitute the right to purchase from the Flip-over Entity, upon exercise thereof in accordance with the terms of the Rights Agreement, that number of shares of common stock of the Flip-over Entity having an aggregate Market Price on the date of consummation or occurrence of such Flip-over Transaction or Event equal to twice the Exercise Price for an amount in cash equal to the then current Exercise Price and (ii) the Flip-over Entity shall thereafter be liable for, and shall assume, by virtue of such Flip-over Transaction or Event and such supplemental agreement, all the obligations and duties of the Company pursuant to the Rights Agreement, but the Company's obligations under the Rights Agreement will not be discharged and will continue in full. For purposes of the foregoing description, the term "Acquiring Person" shall include any Acquiring Person and its Affiliates and Associates and others with whom it is acting in concert counted together as a single Person.

           The Board of Directors of the Company may, at its option, at any time prior to the close of business on the Flip-in Date, redeem all (but not less than all) the then outstanding Rights at a price of $.0l per Right (the "Redemption Price"), as provided in the Rights Agreement. Immediately upon the action of the Board of Directors of the Company electing to redeem the Rights, without any further action and without any notice, the right to exercise the Rights will terminate and each Right will thereafter represent only the right to receive the Redemption Price in cash for each Right so held.

           The holders of Rights will, solely by reason of their ownership of Rights, have no rights as stockholders of the Company, including without limitation, the right to vote or to receive dividends.

           The Rights have certain anti-takeover effects and can cause substantial dilution to a person or group that acquires 20% of more of the Common Stock on terms not approved by the Board of Directors of the Company. The Rights should not, however, interfere with any merger or other business combination that the Board finds to be in the best interests of the Company and its stockholders because the Rights can be redeemed by the Board on or prior to the close of business on the Flip-in Date, before the consummation of such transaction.

           As of May 26, 1998, there were approximately 52,446,883 shares of Common Stock issued and outstanding. As long as the Rights are attached to the Common Stock, the Company will issue one Right with each new share of Common Stock so that all such shares will have Rights attached.

           The Rights Agreement, the forms of Rights Certificate and Election to Exercise and the form of Certificate of Designation and Terms of the Participating Preferred Stock are attached hereto as exhibits and are incorporated herein by reference. The foregoing description of the Rights is qualified in its entirety by reference to such exhibits.

           A copy of the Rights Agreement is available free of charge from the Company. This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, which is hereby incorporated herein by reference.

 ITEM 2.   EXHIBITS.

           4.1* Rights Agreement dated as of June 25, 1997, including Exhibit A, "Form of Right Certificate"; Exhibit B, "Form of Certificate of Designation and Terms of Participating Preferred Stock."

           4.2    Amendment Number One to Rights Agreement,  dated as of May 26,
                  1998.


 ------------------
 *   Previously filed.



                                 SIGNATURES

           Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement amendment to be signed on its behalf by the undersigned, thereunto duly authorized.

 Date: June 4, 1998

                                   ACXIOM CORPORATION


                                   By: /s/ Catherine L. Hughes
                                      ----------------------------------
                                   Name:   Catherine L. Hughes
                      Title: Secretary and General Counsel

                       AMENDMENT TO RIGHTS AGREEMENT


           Amendment Number One, dated as of May 26, 1998, to the Rights Agreement, dated as of January 28, 1998 (the "Rights Agreement"), between Acxiom Corporation, a Delaware corporation (the "Company"), and First Chicago Trust Company of New York, as Rights Agent (the "Rights Agent").

           WHEREAS, the Company and the Rights Agent entered into the Rights Agreement specifying the terms of the Rights (as defined therein);

           WHEREAS, the Company desires to amend the Rights Agreement in accordance with Section 5.4 of the Rights Agreement;

           WHEREAS, the Company proposes to enter into an Agreement and Plan of Merger, dated as of May 26, 1998 (the "Merger Agreement"), among the Company, ACX Acquisition Co., Inc. and May & Speh, Inc. ("May & Speh");

           WHEREAS, as a condition to the Merger Agreement and in order to induce May & Speh to enter into the Merger Agreement, the Company proposes to enter into a Stock Option Agreement, dated as of May 26, 1998, between the Company and May & Speh (the "Stock Option Agreement"), pursuant to which the Company will grant May & Speh an option (the "Option") to purchase up to 19.9% of the number of shares (the "Option Shares") of common stock, par value $.10 per share, ("Common Stock"), of the Company issued and outstanding immediately prior to the grant of the Option;

           WHEREAS, as a condition to the Merger Agreement and in order to induce May & Speh to enter into the Merger Agreement, Charles D. Morgan, a holder of shares of Common Stock ("Stockholder"), proposes to enter into an irrevocable proxy, dated as of May 26, 1998, between Stockholder and May & Speh, pursuant to which Stockholder is granting May & Speh an irrevocable proxy (the "Proxy") to vote such shares of Common Stock; and

           WHEREAS, the Board of Directors of the Company has determined it advisable and in the best interest of its stockholders to amend the Rights Agreement to enable the Company to enter into the Merger Agreement and Stock Option Agreement and consummate the transactions contemplated thereby without causing May & Speh to become an "Acquiring Person" (as defined in the Rights Agreement).

           NOW,   THEREFORE,   in  consideration  of  the  premises  and  mutual
 agreements set forth herein and in the Rights Agreement, the parties hereby agree as follows:

           Section 1. Definitions. Capitalized terms used and not otherwise defined herein shall have the meaning assigned to such terms in the Rights Agreement.

           Section 2. Amendments to the Rights Agreement. The Rights Agreement is hereby amended as set forth in this Section 2.

                (a) Section 1.1 of the Rights Agreement is hereby amended by deleting the first sentence there of and inserting in lieu thereof the following:

                "Acquiring Person" shall mean any Person who is Beneficial Owner of 20% or more of the outstanding shares of Voting Stock (as hereinafter defined); provided, however, that the term "Acquiring Person" shall not include any Person (i) who is the Beneficial Owner of 20% or more of the outstanding Shares of Common Stock on the date of this Agreement or who shall become the Beneficial Owner (as hereinafter defined) of 20% or more of the outstanding shares of Voting Stock solely as a result of an acquisition by the Company of shares of Voting Stock, until such time hereafter or thereafter as any of such Persons shall become the Beneficial Owner (other than by means of a stock dividend or stock split) of any additional shares of Voting Stock, (ii) who is the Beneficial Owner of 20% or more of the outstanding shares of Voting Stock but who acquired Beneficial Ownership (as hereinafter defined) of shares of Voting Stock without plan or intention to seek or affect control of the Company, if such Person (as hereinafter defined), upon notice by the Company, promptly enters into an irrevocable commitment promptly to divest, and thereafter promptly divests (without exercising or retaining any power, including voting, with respect to such shares), sufficient shares of Voting Stock (or securities convertible into, exchangeable into or exercisable for Voting Stock) so that such Person ceases to be the Beneficial Owner of 20% or more of the outstanding shares of Voting Stock; and (iii) who Beneficially Owns shares of Voting Stock consisting solely of one or more of (A) shares of Voting Stock Beneficially Owned pursuant to the grant or exercise of an option granted to such Person by the Company in connection with an agreement to merge with, or acquire, the Company at a time at which there is no Acquiring Person, (B) shares of Voting Stock (or securities convertible into, exchangeable into or exercisable for Voting Stock), Beneficially Owned by such Person or its Affiliates (as hereinafter defined) or Associates (as hereinafter defined) at the time of grant of such option or (C) shares of Voting Stock (or securities convertible into, exchangeable into or exercisable for Voting Stock) acquired by Affiliates or Associates of such Person after the time of such grant, which, in the aggregate, amount to less than 1% of the outstanding shares of Voting Stock; and provided, further, however, that May & Speh, Inc. ("May & Speh") and its Affiliates and Associates shall not be deemed to be an Acquiring Person as a result of either (x) the grant of the Option (as such term is defined in the Stock Option Agreement, dated as of May 26, 1998 between the Company and May & Speh (the "Stock Option Agreement")) pursuant to the Stock Option Agreement, or at any time following the exercise thereof and the issuance of shares of Common Stock in accordance with the terms of the Stock Option Agreement, (y) the grant of the Proxy, dated as of May 26, 1998, to May & Speh by Charles D. Morgan, or at any time following the delivery and execution thereof or (z) the grant of certain additional proxies with respect to shares of Common Stock owned by certain other stockholders of the Company contemplated by the Agreement and Plan of Merger, dated as of May 26, 1998, among the Company, May & Speh and ACX Acquisition Co., Inc.

           Section 3.     Miscellaneous.

                (a) The term "Agreement" as used in the Rights Agreement shall be deemed to refer to the Rights Agreement as amended hereby.

                (b) The foregoing amendment shall be effective as of the date first above written, and, except as set forth herein, the Rights Agreement shall remain in full force and effect and shall be otherwise unaffected hereby.

                (c) This Amendment may be executed in two or more counterparts, each of which shall be deemed to be an original, but all for which together shall constitute one and the same instrument.

                (d) This Amendment shall be deemed to be a contract made under the laws of the State of Delaware and for all purposes shall be governed by and construed in accordance with the laws of such State applicable to contracts to be made and performed entirely within such State.


           IN WITNESS WHEREOF, the parties hereto have caused this Amendment Number One to be duly executed and attested, all as of the day and year first above written.

 Attest:                            ACXIOM CORPORATION


 By: /s/ Catherine L. Hughes        By: /s/ Charles D. Morgan
    ------------------------           ---------------------------
 Name:  Catherine L. Hughes         Name:  Charles D. Morgan
 Title: Secretary                   Title: President



 Attest:                            FIRST CHICAGO TRUST COMPANY OF NEW YORK


 By: /s/ T. Marshall                 By: /s/ Peter Sablich
    ------------------------           ------------------------------------
 Name:  T. Marshall                 Name:  Peter Sablich
 Title: Account Officer             Title: Vice President

                                                                         ANNEX I

For more information, contact
Robert S. Bloom                             Rodger S. Kline
Company Finance Leader                      Company Operations Leader
Acxiom Corporation                          Acxiom Corporation
(501) 336-1321                              (501) 336-1322


                ACXIOM(R) REPORTS RECORD RESULTS FOR FISCAL 1999

         (May 11, 1999) -- Acxiom(R) Corporation (Nasdaq: ACXM) reported record revenue and earnings today for the fourth quarter and fiscal year ended March 31, 1999.

         Consolidated revenues for the fourth quarter ended March 31, 1999 were $208,904,000, up 29% from the same quarter a year ago. Net earnings for the quarter were $19,615,000 ($.23 diluted earnings per share), an increase of 39% compared to earnings in the previous year's fourth quarter of $14,108,000 ($.18 diluted earnings per share).

         For  the  year  ended  March  31,  1999,   consolidated  revenues  were
$729,984,000, up 28% over the $569,020,000 reported for 1998. Before special charges recorded in the second and third quarters, net earnings were $65,497,000 ($.78 diluted earnings per share), up 34% from the earnings before special charges in the previous year of $49,016,000 ($.61 diluted earnings per share). The net loss after special charges was $16,430,000 ($.22 diluted loss per share), compared to earnings in the previous year of $46,055,000 ($.57 diluted earnings per share.)

         For the quarter, revenues from the Services, Data and Information Technology ("IT") Management business segments were $125 million, $50 million and $45 million, respectively, and increased by 36%, 16%, and 30%, respectively. For the full year, revenues from the Services, Data and IT Management business segments were $420 million, $187 million and $164 million, respectively, and increased 36%, 20%, and 28%, respectively.

         "Acxiom had an outstanding year by any measure, but ultimately, I think this period will be remembered for the strategic strides we have made to prepare for dynamic growth in the future," said Charles D. Morgan, Acxiom Company Leader and Board Chairman.

         "We are proud of surpassing $700 million in annual sales, of our superb earnings growth, of our expanding blue-chip customer base, and for being recognized as one of the best companies to work for in America. But we believe these achievements merely mean the fundamentals are in place for greater things to come," Morgan said. Recent Acxiom highlights he noted were:

Strategic Acquisitions

         Through multiple strategic acquisitions, Acxiom added market share, expanded its capabilities and positioned itself for further growth. The most significant acquisition in the company's history occurred last year when Acxiom acquired May & Speh, a highly regarded Chicago-based provider of technology-based information management services, with a focus on database marketing and IT outsourcing services. Included in the May & Speh acquisition were two statistical analysis and consulting firms which May & Speh had previously acquired Strategic Decision Services based in Atlanta, Georgia, and Sigma Marketing based in Rochester, New York.

         To expand its business in the retail banking segment, Acxiom bought from Deluxe Corporation three database marketing units based in California, Minnesota and Tennessee. The pending acquisition of Computer Graphics of Phoenix, Arizona will strengthen the company's appeal to financial services clients, while the recent purchase of Horizons Systems of Stamford, Connecticut, added to its ability to serve the health care sector.

         Global coverage expanded with acquisitions in France and Spain, and the London-based division is poised for additional international expansion.

Long-Term Growth Initiatives

         Recognizing the competitive edge and e-commerce opportunities provided by the Acxiom Data NetworkSM a number of customers have begun applying the revolutionary technology. In early 1998, Acxiom introduced the Acxiom Data Network as a technology which represents a quantum improvement in enabling the access and management of customer knowledge. "We are encouraged at seeing how our customers are beginning to use the Acxiom Data Network to help them manage relationships with customers and for other business applications with unmatched speed and efficiency," Morgan said.

Blue-Chip Customers

         Boosted by a strong fourth quarter, Acxiom continued to have a majority of its revenue under long-term contract. Allstate Insurance Company, Acxiom's largest customer, signed a new five-year agreement for data content and delivery and related services. Montgomery Ward signed a five-year, $90 million contract for I. T. outsourcing services. In the fourth quarter alone, new and substantial multi-year, multi-million dollar agreements were reached with Sears, Rodale Press, Mercedes-Benz, and other clients.

People - "Our Number One Resource"

         For the second year in a row, Acxiom was recognized by FORTUNE on the magazine's list of "The Best 100 Places to Work For" in America. Acxiom was ranked number 19 this year, up from number 38 last year. Acxiom currently employs over 5,000 associates with approximately 4,500 located in the U.S.

         Acxiom Corporation provides a wide spectrum of data products, data warehousing and data integration services, mailing list services, modeling and analysis, and information technology outsourcing services to major U.S. and international firms. Founded in 1969, Acxiom is headquartered in Conway, Arkansas, with operations throughout the United States and in the United Kingdom, France and Spain.

         Acxiom's World Wide Web address is (URL) http://www.acxiom.com or e-mail at info@acxiom.com. Acxiom's toll-free number is 1.800.646.8495. Acxiom is a registered trademark of Acxiom RTC, Inc.

         This press release contains forward looking statements that involve risks and uncertainties, including statements about future growth. Actual results could differ, based upon market conditions and other risks detailed from time to time in the Company's SEC filings.

                       ACXIOM CORPORATION AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                                   (Unaudited)


                                                 For the Three Months Ended
                                                          March 31,
                                           ------------------------------------
                                              1999                     1998
                                           ------------------------------------

Revenue                                    208,904,000              162,149,000

Operating costs and expenses:

    Salaries and benefits                   77,767,000               60,417,000

    Computer, communications and
      other equipment                       28,353,000               21,492,000

     Data costs                             28,994,000               23,921,000

    Other operating costs and expenses      38,738,000               32,435,000

    Special charges                                  0                        0
                                           -----------              -----------

       Total operating costs and expenses  173,852,000              138,265,000
                                           -----------              -----------

Income (loss)  from operations              35,052,000               23,884,000
                                           -----------              -----------

Other income (expense):
    Interest expense                        (4,476,000)              (2,816,000)
    Other, net                                 572,000                1,097,000
                                           -----------              -----------

                                            (3,904,000)              (1,719,000)
                                           -----------              -----------

Earnings (loss) before income taxes         31,148,000               22,165,000

Income taxes                                11,533,000                8,057,000
                                           -----------              -----------

Net earnings (loss)                         19,615,000               14,108,000
                                           ===========              ===========

Earnings (loss)  per share:

    Basic                                         0.25                     0.19
                                           ===========              ===========

    Diluted                                       0.23                     0.18
                                           ===========              ===========

                       ACXIOM CORPORATION AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                                   (Unaudited)


                                                For the Twelve Months Ended
                                                          March 31,
                                           -------------------------------------
                                               1999                    1998
                                           -------------------------------------

Revenue                                     729,984,000             569,020,000

Operating costs and expenses:

    Salaries and benefits                   272,737,000             210,327,000

    Computer, communications and
      other equipment                       110,254,000              86,338,000

     Data costs                             106,680,000              88,246,000

    Other operating costs and expenses      124,908,000             100,272,000

    Special charges                         118,747,000               4,700,000
                                            -----------             -----------

       Total operating costs and expenses   733,326,000             489,883,000
                                            -----------             -----------

Income (loss)  from operations               (3,342,000)             79,137,000
                                            -----------             -----------

Other income (expense):
    Interest expense                        (17,393,000)            (10,044,000)
    Other, net                                6,289,000               4,294,000
                                            -----------             -----------

                                            (11,104,000)             (5,750,000)
                                            -----------             -----------

Earnings (loss)  before income taxes        (14,446,000)             73,387,000

Income taxes                                  1,984,000              27,332,000
                                            -----------             -----------

Net earnings (loss)                         (16,430,000)             46,055,000
                                            ===========             ===========

Earnings (loss)  per share:

    Basic                                         (0.22)                   0.64
                                            ===========             ===========

    Diluted                                       (0.22)                   0.57
                                            ===========             ===========

                       ACXIOM CORPORATION AND SUBSIDIARIES
                               REVENUES BY SEGMENT
                                   (Unaudited)


                                                 For the Three Months Ended
                                                         March 31,
                                          -------------------------------------
                                             1999                      1998
                                          -------------------------------------

Services                                  125,101,000                91,903,000
Data Products                              49,943,000                43,065,000
I. T. Management                           44,589,000                34,172,000
Intercompany eliminations                 (10,729,000)               (6,991,000)
                                          -----------               -----------

Total Revenue                             208,904,000               162,149,000
                                          ===========               ===========





                                                 For the Twelve Months Ended
                                                           March 31,
                                          -------------------------------------
                                             1999                      1998
                                          -------------------------------------

Services                                  419,947,000               308,404,000
Data Products                             186,706,000               155,206,000
I. T. Management                          164,453,000               128,366,000
Intercompany eliminations                 (41,122,000)              (22,956,000)
                                          -----------               -----------

Total Revenue                             729,984,000               569,020,000
                                          ===========               ===========